7/3

07025293

## 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME AEM SPA

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 20 2007
THOMSON FINANCIAL

FILE NO. 82- 04911

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: dw

DAT : 7/17/07

AR/S
12-31-06

# Separated Financial Statements 2006

# Contents

## Contents

## Transition to International Financial Reporting Standards (IFRS)



This is a translation of the Italian original "Bilancio separato 2006" and has been prepared solely for the convenience of international readers. In the event of any ambiguity the Italian text will prevail. The Italian original will be made available to interested readers upon written request to:

**AEM S.p.A. - Investor relation**
Corso di Porta Vittoria 4
20122 Milano - Italia
Tel. +39 - 027720.3879

## AEM S.p.A.

### Results

| millions of euro | 01.01.2006 12.31.2006 | % of sales | 01.01.2005 12.31.2005 | % of sales | Changes | % 06/05 |
|---|---|---|---|---|---|---|
| **Revenues** | | | | | | |
| Services | 145.3 | 45.1 | 141.2 | 47.8 | 4.1 | 2.9 |
| Rents to subsidiaries and associates | 159.8 | 49.6 | 126.7 | 42.9 | 33.1 | 26.1 |
| Sale of electricity | 6.8 | 2.1 | 1.7 | 0.6 | 5.1 | 300.0 |
| Other revenues | 10.4 | 3.2 | 26.0 | 8.8 | (15.6) | (60.0) |
| **Total revenues** | **322.3** | **100.0** | **295.6** | **100.0** | **26.7** | **9.0** |
| Operating costs | (125.3) | (38.9) | (136.6) | (46.2) | 11.3 | (8.3) |
| Labour costs | (67.0) | (20.8) | (54.0) | (18.3) | (13.0) | 24.1 |
| **Gross profit from operations** | **130.0** | **40.3** | **105.0** | **35.5** | **25.0** | **23.8** |
| Depreciation and amortisation | (46.2) | (14.3) | (39.3) | (13.3) | (6.9) | 17.6 |
| Provisions and writedowns | (10.1) | (3.1) | (40.2) | (13.6) | 30.1 | (74.9) |
| **Net profit from operations** | **73.7** | **22.9** | **25.5** | **8.6** | **48.2** | **189.0** |
| Income net of financial costs | 83.9 | 26.0 | 141.8 | 48.0 | (57.9) | (40.9) |
| Losses on disposals | (2.7) | (0.8) | (2.5) | (0.8) | (0.2) | 9.3 |
| **Income/loss before taxes** | **154.8** | **48.0** | **164.8** | **55.8** | **(10.0)** | **(6.0)** |
| Taxes for the year | (20.1) | (6.2) | (4.8) | (1.6) | (15.3) | 318.7 |
| **Net profit of operating activities** | **134.7** | **41.8** | **160.0** | **54.1** | **(25.3)** | **(15.8)** |
| Net result from non-current assets sold or held for sale | 42.0 | 13.0 | 0 | 0.0 | 42.0 | n.s. |
| **Net profit** | **176.7** | **54.8** | **160.0** | **54.1** | **16.7** | **10.5** |

During the year under review, AEM S.p.A. shows revenues totalling 322.3 million euro, an increase of 9% compared with 2005.

In particular, the increase in revenues for rents to subsidiaries and associates is due to the increase in tolling fees as a result of the higher availability provided by the Cassano d'Adda plant thanks to the start-up of the new combined-cycle unit in 2006, as well as higher hydroelectric output. Under the agreements signed by AEM S.p.A. and AEM Trading S.r.l., AEM S.p.A. took on responsibility for managing the generation facilities from a technical point of view, guaranteeing the production of electricity on the basis of the dispatching plans drawn up by AEM Trading S.r.l. and obtaining a fee based on the effective availability of power and agreed levels of energy efficiency. AEM Trading S.r.l., on the other hand, has been delegated responsibility for buying the fuel needed for thermoelectric production and for selling the electricity produced on the market.

The following table summarises the production figures for 2006 compared with the previous year.

| millions of kWh | 12.31.2006 | 12.31.2005 | Change | Change % 06/05 |
|---|---|---|---|---|
| Net production | 4,902.6 | 3,451.6 | 1,451.0 | 42.0 |
| - Thermoelectric | 3,405.3 | 2,135.3 | 1,270.0 | 59.5 |
| - Hydroelectric | 1,497.3 | 1,316.3 | 181.0 | 13.7 |

The total net output of electricity at December 31, 2006 amounted to 4,902.6 million kWh, a rise of 42.0% compared with the previous year.
The thermoelectric production of AEM's plants increased by 59.5%, thanks to the start-up of the new combined-cycle unit at the Cassano d'Adda plant, while hydroelectric power generation also increased compared with 2005 (+13.7%) due to higher rainfall and to different drawdown programme, conditioned to a certain extent by release restrictions.

The increase in "other revenues" is mainly attributable to the out-of-period income, booked only in 2005, concerning the equalisation of the hydroelectric yield for 2001, 18.6 million euro, following AEEG's publication of resolution 73/05, which established the reference price of wholesale electricity on the free market in 2001.

Operating costs amounted to 125.3 million euro, a reduction of 8.3% compared with 136.6 million euro the previous year, due to the reduction in costs for completion of the new unit at the Cassano d'Adda power station, relating to the portion recharged to ASM Brescia, which owns 25% of the plant.

The increase in labour costs, up from 54.0 million euro in 2005 to 67.0 million euro in 2006, is attributable to the allowances made during the year to adjust the provisions for future benefits to employees and pensioners, mainly as a result of updating the parameters used for the actuarial calculation.

Gross profit from operations came to 130.0 million euro, an increase of 23.8% compared with last year (105.0 million euro), because of the changes in costs and revenues illustrated above.

Depreciation, amortisation and provisions amount to 46.2 million euro, a rise of 39.3 million euro compared with 2005, thanks to the capital investments that entered service during 2006, in particular the new combined-cycle unit at the Cassano d'Adda power station.

Provisions for risks and charges amount to 10.1 million euro (40.3 million euro at December 31, 2005). The significant decrease is mainly due to the additional amounts set aside in 2005 for disputes with social security institutions and with third parties.

Profit from operations comes to 73.7 million euro (25.5 million euro in 2005), thanks to the increase in gross profit from operations to the lower allowances made to risk provisions.

Financial costs show a positive balance of 83.9 million euro (141.8 million euro in 2005).

The decrease of 57.9 million euro is mainly due to the fact that 2005 benefited from a 50.3 million euro capital gain on sale of the investment in Fastweb S.p.A.; then, in 2006, there was an increase in the positive valuation of financial derivatives for 11.8 million euro offset by higher net financial charges for 19.4 million euro due to higher average annual net debt compared with the previous year as a result of the acquisition of joint control of Transalpina di Energia S.r.l. in September 2005.

Income before taxes amounts to 154.8 million euro (164.8 million euro in 2005).

Income taxes for the year, including deferred taxes, amount to 20.1 million euro (4.8 million euro at December 31, 2005), leading to a net profit of operating activities of 134.7 million euro (160.0 million euro in 2005).

Thanks to the result from non-current assets sold or held for sale of 42 million euro, the net profit amounts to 176.7 million euro (160.0 million euro in 2005).

## Capital and financial position

| millions of euro | 12.31.2006 | 12.31.2005 | Changes | % 06/05 |
|---|---|---|---|---|
| **Capital employed** | | | | |
| **Net fixed capital employed** | **3,850.9** | **3,857.2** | **(6.3)** | **(0.2)** |
| – Property, plant and equipment | 891.8 | 885.2 | 6.6 | 0.7 |
| – Intangible assets | 19.7 | 16.8 | 2.9 | 17.3 |
| – Investments and other non-current financial assets | 3,187.2 | 3,172.1 | 15.1 | 0.5 |
| – Deferred tax liabilities | (69.5) | (61.4) | (8.1) | 13.2 |
| – Provisions for risks | (71.9) | (62.9) | (9.0) | 14.3 |
| – Employees benefits | (106.4) | (92.6) | (13.8) | 14.9 |
| **Working capital** | **(129.5)** | **(74.7)** | **(54.8)** | **73.4** |
| – Inventories | 0.7 | 0.7 | 0.0 | 0.0 |
| – Short-term receivables | 129.7 | 251.0 | (121.3) | (48.3) |
| – Other current assets | 0.8 | 0.9 | (0.1) | (11.1) |
| – Trade payables | (63.3) | (82.1) | 18.8 | (22.9) |
| – Other payables | (191.2) | (240.4) | 49.2 | (20.5) |
| – Other current liabilities | (6.2) | (4.8) | (1.4) | 29.2 |
| **Assets/liabilities held for sale** | **0.5** | **0.0** | **0.5** | **n,s,** |
| **Total capital employed** | **3,721.9** | **3,782.5** | **(60.6)** | **(1.6)** |
| **Sources of funding** | | | | |
| **Shareholders' equity** | **2,250.5** | **2,062.8** | **187.7** | **9.1** |
| Total financial position beyond one year | 1,332.3 | 1,281.0 | 51.3 | 4.0 |
| Total financial position within one year | 139.1 | 438.7 | (299.6) | (68.3) |
| **Total net financial position** | **1,471.4** | **1,719.7** | **(248.[illegible]** | **(14.4)** |
| **Total sources** | **3,721.9** | **3,782.5** | **(60.6)** | **(1.6)** |

The net capital employed at December 31, 2006 comes to 3,721.9 million euro (3,782.5 million euro at December 31, 2005) with a decrease of 60.6 million euro compared with the previous year. This reduction is attributable to a combination of lower fixed capital employed (–6.3 million euro) and lower working capital (–54.8 million euro) mainly thanks to fewer short-term receivables, partially offset by an increase in assets/liabilities held for sale (+0.5 million euro).

Among the sources, shareholders' equity, 2,250.5 million euro, shows an increase of 187.7 million euro compared with December 31, 2005, as a result of the following:

- the difference between the net profit for the year, 176.7 million euro, and the dividends distributed during the year by AEM S.p.A., amounting to 107.1 million euro;
- an increase in reserves mainly due to the valuation of financial assets "available for sale" for 120.4 million euro;
- the purchase di treasury shares for 2.3 million euro, which had the effect of reducing shareholders' equity.

The net financial position has improved by 248.3 million euro compared with December 31, 2005.

The financial resources generated by the net profit for the year plus depreciation and amortisation came to 222.9 million euro. The change in assets and liabilities generated additional cash flow of 69.5 million euro thanks to the improvement in working capital.

The cash flow absorbed by investing activities amounted to 57.4 million euro, mainly because of depreciation and amortisation.

The changes in shareholders' equity caused by the increase in reserves mainly because of the fair value measurement of financial assets "available for sale", net of dividends distributed, amounted to 13.3 million euro.

As a result of these movements, the net financial position comes to 1,471.4 million euro (1,719.7 million euro at December 31, 2005).

At December 31, 2006 the gross debt to banks, bondholders and third parties amounts to 1,470.8 million euro, whereas the debt owed to affiliates amounts to 126.9 million euro. Financial receivables from affiliates amount to 94.2 million euro. Net liquidity and current assets for financial derivatives amount in total to 32.1 million euro.

| millions of euro | 12.31.2006 | 12.31.2005 |
|---|---|---|
| **Opening net financial position** | **(1,719.7)** | **(951.3)** |
| Net profit for the year | 176.7 | 160.0 |
| Depreciation and amortisation | 46.2 | 39.3 |
| Changes in assets and liabilities | 69.5 | (43.7) |
| **Cash flow generated by current operations** | **292.4** | **155.6** |
| **Net capital expenditure on tangible, intangible and long-term financial assets** | **(57.4)** | **(825.2)** |
| Changes in shareholders' equity | 120.4 | (4.2) |
| Earnings distributed | (107.1) | (94.6) |
| **Cash flow generated/absorbed by changes in shareholders' equity** | **13.3** | **(98.8)** |
| **Closing net financial position** | **(1,471.4)** | **(1,719.7)** |

Reference should be made to the cash flow statement for details of these items.

Details of the net financial position are given below:

| millions of euro | 12.31.2006 | 12.31.2005 |
|---|---|---|
| **Details of net financial position** | | |
| Net liquidity | 5.0 | 13.5 |
| Current assets/liabilities for financial derivatives | 27.1 | 33.2 |
| Current account receivables from affiliates | 94.2 | 275.5 |
| Current account payables to affiliates | (126.9) | (101.7) |
| Current a/c with parent entity | (24.5) | (70.4) |
| Due to banks | (908.5) | (1,299.8) |
| Lease payables | (30.2) | (35.6) |
| Bond loan | (507.6) | (534.4) |
| **Total net financial position** | **(1,471.4)** | **(1,719.7)** |

# Financial statements

# Balance sheet (1)

## Assets

| amounts in euro | Notes | 12.31.2006 | % | 12.31.2005 | % |
|---|---|---|---|---|---|
| NON-CURRENT ASSETS | A) | | | | |
| Property, plant and equipment | A1) | 891,808,644 | 20.47 | 885,229,883 | 19.04 |
| Intangible assets | A2) | 19,650,925 | 0.45 | 16,782,334 | 0.36 |
| Investments | A3) | 2,736,407,184 | 62.81 | 2,853,318,089 | 61.36 |
| Other non-current financial assets | A4) | 381,789,274 | 8.76 | 247,543,074 | 5.32 |
| Deferred tax assets | A5) | 69,990,964 | 1.61 | 172,167,608 | 1.55 |
| Other non-current receivables | A6) | 240,030 | 0.01 | 227,771 | 0.00 |
| Total non-current assets ( A ) | | 4,099,887,022 | 94.10 | 4,[illegible]5,268,759 | 87.63 |
| CURRENT ASSETS | B) | | | | |
| Inventories | B1) | 715,667 | 0.02 | 714,649 | 0.02 |
| Current financial assets | B2) | 93,111,584 | 2.14 | 274,477,557 | 5.90 |
| Current derivatives | B3) | 27,168,008 | 0.62 | 34,395,033 | 0.74 |
| Taxes receivable | B4) | 3,660,942 | 0.08 | 20,126,265 | 0.43 |
| Trade and other receivables | B5) | 126,129,951 | 2.89 | 230,898,550 | 4.97 |
| Cash and cash equivalents | B6) | 5,003,549 | 0.11 | 13,542,725 | 0.29 |
| Other current assets | B7) | 779,979 | 0.02 | 920,896 | 0.02 |
| Total current assets ( B ) | | 256,569,680 | 5.89 | [illegible]5,075,675 | 12.37 |
| NON-CURRENT ASSETS HELD FOR SALE | C) | 500,000 | 0.01 | - | - |
| TOTAL ASSETS ( A + B + C ) | | 4,356,956,702 | 100.00 | 4,650,344,434 | 100.00 |

(1) Related party transactions in the financial statements are analysed in Note 17, as required by CONSOB Resolution no. 15519 of July 27, 2006.

# Shareholders' equity and liabilities

| amounts in euro | Notes | 12.31.2006 | % | 12.31.2005 | % |
|---|---|---|---|---|---|
| SHAREHOLDERS' EQUITY | D) | | | | |
| Share capital | D1) | 936,024,648 | 21.48 | 936,024,648 | 20.13 |
| (Treasury shares) | D2) | (25,072,459) | (0.58) | (22,756,324) | (0.49) |
| Legal reserve | D3) | 93,559,331 | 2.15 | 85,152,316 | 1.83 |
| Other reserves | D4) | 1,069,339,491 | 24.54 | 904,420,393 | 19.45 |
| Net profit for the year | D5) | 176,702,774 | 4.06 | 159,975,138 | 3.44 |
| **Total shareholders' equity ( D )** | | **2,250,553,785** | **51.65** | **2,062,816,170** | **44.36** |
| LIABILITIES AND EQUITY | E) | | | | |
| Non-current liabilities | E1) | | | | |
| Medium/long-term financial liabilities | E1 - 1) | 1,333,407,614 | 30.60 | 1,282,014,365 | 27.57 |
| Deferred tax liabilities | E1 - 2) | 69,528,978 | 1.60 | 61,410,276 | 1.32 |
| Employee benefits | E1 - 3) | 106,428,768 | 2.44 | 92,602,332 | 1.99 |
| Provisions for risks | E1 - 4) | 71,898,694 | 1.65 | 62,964,777 | 1.35 |
| Other non-current liabilities | E1 - 5) | - | - | 94,318,058 | 2.03 |
| **Total non-current liabilities ( E1 )** | | **1,581,264,054** | **36.29** | **1,593,309,808** | **34.26** |
| Current liabilities | E2) | | | | |
| Trade and other payables | E2 - 1) | 240,676,674 | 5.52 | 179,821,082 | 3.87 |
| Tax liabilities | E2 - 2) | 13,856,190 | 0.32 | 48,395,571 | 1.04 |
| Short-term financial liabilities | E2 - 3) | 264,392,274 | 6.07 | 761,151,413 | 16.37 |
| Other current liabilities | E2 - 4) | 6,213,725 | 0.14 | 4,850,390 | 0.10 |
| **Total current liabilities ( E2 )** | | **525,138,863** | **12.05** | **994,218,456** | **21.38** |
| **Total liabilities ( E )** | | **2,106,402,917** | **48.35** | **2,587,528,263** | **55.64** |
| LIABILITIES DIRECTLY ASSOCIATED WITH ASSETS HELD FOR SALE | F) | - | - | - | - |
| **TOTAL LIABILITIES AND EQUITY ( D + E + F )** | | **4,356,956,702** | **100.00** | **4,650,344,434** | **100.00** |

# Income statement (1)

| amounts in euro | Notes | 01.01.2006/12.31.2006 | % | 01.01.2005/12.31.2005 | % |
|---|---|---|---|---|---|
| Revenues | 1) | | | | |
| Revenues from sales | 1.1) | 6,843,701 | 2.12 | 1,660,127 | 0.56 |
| Revenues from services | 1.2) | 145,263,275 | 45.07 | 41,165,078 | 47.76 |
| Other operating income | 1.3) | 170,209,248 | 52.81 | 34,146,796 | 45.39 |
| Other non-recurring income | 1.4) | - | - | 18,598,263 | 6.29 |
| **Total revenues** | | **322,316,224** | **100.00** | **5,570,264** | **100.00** |
| Operating costs | 2) | | | | |
| Raw materials and consumables used | 2.1) | 3,863,071 | 1.20 | 5,569,033 | 1.88 |
| Services used | 2.2) | 97,298,714 | 30.19 | 06,374,055 | 35.99 |
| Other operating costs | 2.3) | 24,176,782 | 7.50 | 24,680,525 | 8.35 |
| **Total operating costs** | | **125,338,567** | **38.89** | **6,623,613** | **46.22** |
| Labour costs | 3) | 66,951,213 | 20.77 | 54,004,570 | 18.27 |
| **Gross profit from operations** | 4) | **130,026,444** | **40.34** | **4,942,081** | **35.50** |
| Amortisation, depreciation, provisions and writedowns | 5) | 56,373,827 | 17.49 | 79,505,124 | 26.90 |
| **Net profit from operations** | 6) | **73,652,617** | **22.85** | **5,436,957** | **8.61** |
| Gains (losses) on revaluation of financial assets available for sale | 7) | - | - | 471,740 | 0.16 |
| Other gains (losses) on derivatives | 8) | 23,598,469 | 7.32 | 11,722,324 | 3.97 |
| Non-recurring gains (losses) on disposal of financial assets available for sale | 9) | 337,290 | 0.10 | 50,272,446 | 17.01 |
| Financial charges | 10) | 75,746,692 | 23.50 | 61,616,580 | 20.85 |
| Income (losses) from financial assets | 11) | 135,675,137 | 42.09 | 140,951,214 | 47.69 |
| Dividend income | 11.1) | 126,860,851 | 39.36 | 126,808,137 | 42.90 |
| Income from receivables/securities included in non-current assets | 11.2) | 419,349 | 0.13 | 564,125 | 0.19 |
| Income from receivables/securities included in current assets | 11.3) | 8,402,835 | 2.61 | 13,759,290 | 4.66 |
| Exchange gains and losses | 11.4) | (7,898) | (0.00) | (180,338) | (0.06) |
| **Total financial costs** | 12) | **83,864,204** | **26.02** | **41,801,144** | **47.98** |
| Gains (losses) on disposal of property, plant and equipment | 13) | (2,733,010) | (0.85) | (2,461,964) | (0.83) |
| **Profit before tax** | | **154,783,811** | **48.02** | **64,776,137** | **55.75** |
| Income tax expense | 14) | 20,083,358 | 6.23 | 4,800,999 | 1.62 |
| **Profit (loss) of ongoing operations net of tax** | | **134,700,453** | **41.79** | **59,975,138** | **54.12** |
| Net result from non-current assets sold or held for sale | 15) | 42,002,321 | 13.03 | - | - |
| **Net profit (loss)** | 16) | **176,702,774** | **54.82** | **59,975,138** | **54.12** |

(1) Related party transactions in the financial statements are analysed in Note 17, as required by CONSOB Resolution no. 15519 of July 27, 2006.

# Cash flow statement (note G)

| amounts in euro | Notes | 12.31.2006 | 12.31.2005 |
|---|---|---|---|
| CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR | | 13,542,725 | 208,613,164 |
| Operating activities | | | |
| Net result for the year | D5) | 176,702,774 | 159,975,138 |
| *Non-monetary flows:* | | | |
| Depreciation of property, plant and equipment | 5) | 41,395,089 | 35,192,947 |
| Amortisation of intangible assets | 5) | 4,792,930 | 4,106,751 |
| Writedowns (Writebacks) of investments | | 6,151,983 | (471,740) |
| Change in provisions for employee benefit provisions | E1 - 3) | 13,826,436 | 985,031 |
| Change in other risk provisions | E1 - 4) | 8,933,917 | 26,609,843 |
| Change in deferred tax liabilities | E1 - 2) | 8,118,702 | 21,009,708 |
| *Change in working capital:* | | | |
| Change in trade receivables and other short-term receivables | | 5,224,920 | (16,373,885) |
| Change in inventories of materials | B1) | (1,018) | 47,256 |
| Change in trade payables and other short-term payables | | (73,795,133) | 19,989,468 |
| Change in liabilities to related parties | | 7,156,620 | (38,209,359) |
| Change in assets to related parties | | 93,895,404 | (57,285,240) |
| **Net cash flows from operating activities** | | **292,402,623** | **155,575,918** |
| **Investing activities** | | | |
| Capital expenditure in property, plant and equipment | A1) | (51,301,860) | (73,071,662) |
| Capital expenditure in intangible assets | A2) | (7,661,521) | (6,171,029) |
| Disposal of property, plant and equipment | A1) | 3,328,010 | 3,369,514 |
| Purchase of equity investments | | (147,742,000) | (1,005,554,777) |
| Sale of investments | | 147,754,713 | 243,951,559 |
| Other changes in investments | C) | 500,000 | - |
| Purchase and sale of treasury shares | D2) | (2,316,135) | 12,268,530 |
| **Net cash flows absorbed by investment activities** | | **(57,438,793)** | **(825,207,865)** |
| **Free cash flow** | | **234,963,830** | **(669,631,948)** |
| **Financing activities** | | | |
| Due to banks | | (391,247,382) | 549,818,501 |
| Financial receiables from related parties | | 181,284,886 | 52,973,989 |
| Assets for financial derivatives | B3) | 7,227,025 | (3,853,035) |
| Liabilities for financial derivatives | | (1,157,203) | 1,157,203 |
| Financial payables to related parties | | 25,146,269 | (17,923,539) |
| Bonds | | (26,700,000) | 2,550,000 |
| Payables in current a/c to parent entity | | (45,948,031) | (6,342,704) |
| Payment of liabilities for finance leases | | (5,459,545) | (5,027,794) |
| Changes in shareholders' equity | | 120,463,308 | (4,175,220) |
| Dividends paid | | (107,112,333) | (94,615,894) |
| **Net cash flows absorbed by financing activities** | | **(243,503,006)** | **474,561,508** |
| CHANGE IN LIQUID FUNDS | | (8,539,177) | (195,070,439) |
| CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR | B6) | 5,003,549 | 13,542,725 |

# Statement of changes in shareholders' equity

| Description<br>thousands of euro | Share Capital Note D1 | Treasury Shares Note D2 | |
|---|---|---|---|
| **FTA equity at 01.01.2005** | 936,025 | (35,025) | |
| Changes in: | | | |
| Legal reserve | | | |
| Other reserves | | | |
| Treasury shares | | 12,269 | |
| Adjustments deriving from the application of IAS 39 | | | |
| Dividends distributed to shareholders | | | |
| Net profit for the year | | | |
| **Equity at 12.31.2005** | 936,025 | (22,756) | |
| Changes in: | | | |
| Legal reserve | | | |
| Other reserves | | | |
| Treasury shares | | (2,316) | |
| Adjustments deriving from the application of IAS 39 | | | |
| Dividends distributed to shareholders | | | |
| Net profit for the year | | | |
| **Equity at 12.31.2006** | 936,025 | (25,072) | |
| **Possible uses** | | | |

Key:
A: for increase in capital - (*) availability for 838,284 thousand euro.
B: for loss coverage.
C: for distribution to shareholders - (**) distributable up to 460,602 thousand euro.

| | Legal Reserve Note D3 | Other Reserves Note D4 | Net profit for the year Note D5 | Total equity |
|---|---|---|---|---|
| | **77,466** | **946,879** | **82,955** | **2,008,300** |
| | 7,686 | | (7,686) | - |
| | | (17,890) | 19,347 | 1,457 |
| | | | | 12,269 |
| | | (24,569) | | (24,569) |
| | | | (94,616) | (94,616) |
| | | | 159,975 | 159,975 |
| | **85,152** | **904,420** | **159,975** | **2,062,816** |
| | 8,407 | | (8,407) | - |
| | | 46,165 | (44,456) | 1,709 |
| | | | | (2,316) |
| | | 118,754 | | 118,754 |
| | | | (107,112) | (107,112) |
| | | | 176,703 | 176,703 |
| | 93,559 | 1,069,339 | 176,703 | 2,250,554 |
| | B | A(*) - B - C(**) | | |

[redacted]

# Financial statements

pursuant to Consob Resolution no. 15519 of July 27, 2006

# Balance sheet pursuant to Consob resolution no. 15519 of July 27, 2006

# Assets

| amounts in euro | Notes | 12.31.2006 | of which Related Parties (note no. 17) | 12.31.2005 | of which Related Parties (note no. 17) |
|---|---|---|---|---|---|
| NON-CURRENT ASSETS | A) | | | | |
| Intangible assets | A1) | 891,808,644 | - | 885,229,883 | - |
| Property, plant and equipment | A2) | 19,650,925 | - | 16,782,334 | - |
| Investments | A3) | 2,736,407,184 | 2,736,407,184 | 2,853,318,089 | 2,853,318,089 |
| Other non-current financial assets | A4) | 381,789,274 | 1,055,062 | 247,543,074 | 1,055,062 |
| Deferred tax assets | A5) | 69,990,965 | - | 72,167,608 | - |
| Other non-current receivables | A6) | 240,030 | - | 227,771 | - |
| Total non-current assets ( A ) | | 4,099,887,022 | [illegible] | [illegible]5,268,759 | - |
| CURRENT ASSETS | B) | | | | |
| Inventories | B1) | 715,667 | - | 714,649 | - |
| Current financial assets | B2) | 93,111,584 | 93,108,878 | 274,477,557 | 274,474,851 |
| Current derivatives | B3) | 27,168,008 | - | 34,395,033 | - |
| Taxes receivable | B4) | 3,660,942 | - | 20,126,265 | - |
| Trade and other receivables | B5) | 126,129,951 | 116,253,852 | 230,898,550 | 210,149,256 |
| Cash and cash equivalents | B6) | 5,003,549 | - | 13,542,725 | - |
| Other current assets | B7) | 779,979 | - | 920,896 | - |
| Total current assets ( B ) | | 256,569,680 | - | [illegible]75,075,675 | - |
| NON-CURRENT ASSETS HELD FOR SALE | C) | 500,000 | 500,000 | - | - |
| TOTAL ASSETS ( A + B + C ) | | 4,356,956,702 | - | 4,650,344,434 | - |

# Equity and liabilities

| amounts in euro | Notes | 12.31.2006 | of which Related Parties (note no. 17) | 12.31.2005 | of which Related Parties (note no. 17) |
|---|---|---|---|---|---|
| **EQUITY** | D) | | | | |
| Share capital | D1) | 936,024,648 | | 936,024,648 | |
| (Treasury shares) | D2) | (25,072,459) | | (22,756,324) | |
| Legal reserve | D3) | 93,559,331 | | 85,152,316 | |
| Other reserves | D4) | 1,069,339,491 | | 904,420,393 | |
| Net profit for the year | D5) | 176,702,774 | | 159,975,138 | |
| **Total equity ( D )** | | **2,250,553,785** | | **2,062,816,170** | |
| **LIABILITIES** | E) | | | | |
| Non-current liabilities | E1) | | | | |
| Medium/long-term financial liabilities | E1 - 1) | 1,333,407,614 | | 1,282,014,365 | |
| Deferred tax liabilities | E1 - 2) | 69,528,978 | | 61,410,276 | |
| Employee benefits | E1 - 3) | 106,428,768 | | 92,602,332 | |
| Provisions for risks | E1 - 4) | 71,898,694 | | 62,964,777 | |
| Other non-current liabilities | E1 - 5) | - | | 94,318,058 | |
| **Total non-current liabilities ( E1 )** | | **1,581,264,054** | | **1,593,309,808** | |
| Current liabilities | E2) | | | | |
| Trade and other payables | E2 - 1) | 240,676,674 | 54,560,606 | 179,821,082 | 47,403,986 |
| Tax liabilities | E2 - 2) | 13,856,190 | | 48,395,571 | |
| Short-term financial liabilities | E2 - 3) | 264,392,274 | 151,434,294 | 761,151,413 | 172,236,056 |
| Other current liabilities | E2 - 4) | 6,213,725 | | 4,850,390 | |
| **Total current liabilities ( E2 )** | | **525,138,863** | | **994,218,456** | |
| **Total liabilities ( E )** | | **2,106,402,917** | | **2,587,528,263** | |
| LIABILITIES DIRECTLY ASSOCIATED WITH ASSETS HELD FOR SALE | F) | - | | - | |
| **TOTAL LIABILITIES AND EQUITY ( D + E + F )** | | **4,356,956,702** | | **4,650,344,434** | |

# Income statement pursuant to CONSOB Resolution no. 15519 of July 27 2006

| amounts in euro | Notes | 01.01.2006/12.31.2006 | of which Related Parties (note no.17) | 01.01.2005/12.31.2005 | of which Related Parties (note no.17) |
|---|---|---|---|---|---|
| **Revenues** | 1) | | | | |
| Revenues from sales | 1.1) | 6,843,701 | 855,080 | 1,660,127 | 1,203,728 |
| Revenues from services | 1.2) | 145,263,275 | 135,431,412 | 141,165,078 | 123,062,510 |
| Other operating income | 1.3) | 170,209,248 | 164,153,050 | 134,146,796 | 127,803,686 |
| Other non-recurring income | 1.4) | - | - | 18,598,263 | - |
| **Total revenues** | | 322,316,224 | | 295,570,264 | - |
| **Operating costs** | 2) | | | | |
| Raw materials and consumables used | 2.1) | 3,863,071 | 237,697 | 5,569,033 | 123,197 |
| Services used | 2.2) | 97,298,714 | 54,154,138 | 106,374,055 | 54,104,594 |
| Other operating costs | 2.3) | 24,176,782 | 168,066 | 24,680,525 | 122,488 |
| **Total operating costs** | | 125,338,567 | | 136,623,613 | - |
| **Labour costs** | 3) | 66,951,213 | - | 54,004,570 | - |
| **Gross profit from operations** | 4) | 130,026,444 | - | 104,942,081 | - |
| **Amortisation, depreciation, provisions and writedowns** | 5) | 56,373,827 | - | 79,505,124 | - |
| **Net profit from operations** | 6) | 73,652,617 | - | 25,436,957 | - |
| **Gains (losses) on revaluation of financial assets available for sale** | 7) | - | - | 471,740 | - |
| **Other gains (losses) on derivatives** | 8) | 23,598,469 | - | 11,722,324 | - |
| **Non-recurring gains (losses) on disposal of financial assets available for sale** | 9) | 337,290 | - | 50,272,446 | - |
| **Financial charges** | 10) | 75,746,692 | 5,440,982 | 61,616,580 | 9,273,214 |
| **Income (losses) from financial assets** | 11) | 135,675,137 | - | 140,951,214 | - |
| Dividend income | 11.1) | 126,860,851 | 123,369,796 | 126,808,137 | 123,921,453 |
| Income from receivables/securities included in non-current assets | 11.2) | 419,349 | - | 564,125 | - |
| Income from receivables/securities included in current assets | 11.3) | 8,402,835 | 1,587,507 | 13,759,290 | 10,549,960 |
| Exchange gains and losses | 11.4) | (7,898) | - | (180,338) | - |
| **Total financial costs** | 12) | 83,864,204 | - | 141,801,145 | - |
| **Gains (losses) on disposal of property, plant and equipment** | 13) | (2,733,010) | - | (2,461,964) | - |
| **Profit before tax** | | 154,783,811 | - | 164,776,137 | - |
| **Income tax expense** | 14) | 20,083,358 | - | 4,800,999 | - |
| **Profit (loss) of ongoing operations net of tax** | | 134,700,453 | - | 159,975,138 | - |
| **Net result from non-current assets sold or held for sale** | 15) | 42,002,321 | - | - | - |
| **Net profit (loss)** | 16) | 176,702,774 | - | 159,975,138 | - |

AEM S.p.A. is a company incorporated under Italian law and operates mainly in Italy.
The Company is responsible for business development, strategic planning, control, financial management and coordination of the activities of the AEM Group. It also provides the subsidiaries and some of its associated companies with administrative, tax, legal, personnel management, procurement and communication services in order to optimise the resources that are available within the Group and to use its know-how in the best way possible and as economically as possible. It is the owner of 75% of the thermoelectric power station at Cassano d'Adda and of certain hydroelectric plants in Valtellina, handling their capital investments and technical operations.
The Company's registered office is in Corso di Porta Vittoria 4, Milan, Italy.
The individual annual financial statements of AEM S.p.A. are expressed in euro, which is also the functional currency of the economies in which it operates, whereas the notes are presented in thousands of euro.
The individual financial statements of AEM S.p.A. at December 31, 2006, consisting of the balance sheet, income statement, cash flow statement, statement of changes in equity and explanatory notes, have been prepared in accordance with the international accounting standards (IAS/IFRS) issued by the International Accounting Standard Board (IASB) and approved by the European Union, as well as with the provisions issued in application of art. 9 of D.Lgs. 38/2005; AEM adopted International Financial Reporting Standards (IFRS) from 2006, following the introduction of EU Regulation no. 1606 of July 19, 2002. The transition date was January 1, 2005 and the effects of the transition are explained in an attachment to these financial statements.

Publication of the consolidated financial statements at December 31, 2006 was authorised by the Board of Directors on March 19, 2007.

IFRS 1 provides that at the date of transition to international accounting standards, namely January 1, 2005, an opening balance sheet has to be prepared (so-called "First-Time Adoption") in which:

- only assets and liabilities recognised under international standards are shown;
- the assets and liabilities are shown at the values that would have applied if the new standards had been adopted retrospectively (limited to a reasonable period of time);
- the items previously indicated in the financial statements in ways other than those prescribed by IAS/IFRS are reclassified.

The impact of this adjustment of the opening balances of assets and liabilities to the new body of accounting standards has been booked to an equity reserve net of the tax effect.

On first-time adoption, re-elaboration of the balance sheet at the date of transition to the new standards required certain choices to be made among the voluntary exemptions foreseen by IFRS 1. The following is an explanation of the main options provided by IFRS 1 and adopted in preparing the individual financial statements of AEM S.p.A., which are the same as those already adopted in the transition of the consolidated financial statements to IAS/IFRS:

- IFRS 3 was not applied retrospectively to business combinations prior to January 1, 2004;
- property, plant and equipment are booked at historical cost, including any additional charges directly attributable to the asset and needed to bring it into service, but excluding financial charges which are not capitalised.
- the cumulative effect of valuing post-retirement employee benefits, mainly severance indemnities and energy and discounts, according to actuarial methods on first-time application of IAS 19 was all booked on transition;
- the application of IAS 32 and 39 on the reclassification, measurement and valuation of financial instruments were applied from January 1, 2005;
- IFRS 5 was applied from January 1, 2005.

# Changes in international accounting standards

The accounting policies applied in 2006 are the same as those of the previous year, except as regards the adoption of new or revised standards considered obligatory from 2006.

The changes in accounting policy are the result of adopting the following new or revised accounting standards:

- IFRIC 7 Guidance on restatement of financial statements in accordance with IAS 29 (Financial reporting in hyperinflationary economies) and IFRIC 8 Objective of IFRS 2 (the interpretation clarifies certain aspects of share-based payments) which do not have any effect on the figures shown in the AEM S.p.A. report.;
- IAS 39 Financial instruments: Recognition and Measurement – Amendment relating to financial guarantee contracts. The impact was immaterial for AEM S.p.A.;
- IAS 39 - Amendment relating to the hedging of intercompany transactions. Not applicable to AEM S.p.A.;
- IFRIC 4 - An entity can conclude an agreement, which includes a transaction or a series of related transactions, that transmit a right to use an asset (such as an element of property, plant and equipment) in exchange for a payment or a series of payments, without this necessarily being considered leasing in terms of legal formalities. Examples of agreements in which an entity (the supplier) can transmit such a right to use an asset to another entity (the buyer), often together with related services, include: outsourcing agreements (e.g. outsourcing an entity's IT functions); agreements in the telecommunications industry, in which suppliers of network capacity sign contracts to provide buyers rights to that capacity; "take or pay" and similar contracts in which the buyers have to make specific payments whether or not they accept the products or services offered under the agreement (for example, a "take or pay" contract to buy practically all of the output of a supplier's power generator). IFRIC 4 is not applicable to AEM S.p.A.;
- IAS 21, which introduces and modifies certain paragraphs on investments in foreign operations, does not affect AEM S.p.A..

# Interpretations of IFRS and IFRIC not yet in force

AEM has not applied the IFRS that have been published but not yet come into effect:

*IFRS 7 Financial instruments: disclosures*

It governs the additional disclosures that have to made on financial instruments in financial statements.

*IFRIC 9 Reassessment of embedded derivatives*

It specifies that an entity must assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. This interpretation is applicable from January 1, 2007; the Company is of the opinion that adopting it will not have a material impact.

In December 2004, the IASB issued an amendment to IAS 19 – Employee Benefits, giving companies the option to recognise actuarial gains and losses immediately during the period in which they arise, not through the income statement, but in a specific equity caption. This option can be applied from January 1, 2006. AEM S.p.A. has not applied this amendment in this report.

## Financial statements

In line with the consolidated financial statements, AEM S.p.A. presents its income statement by nature, a format that is considered more representative than the so-called "presentation by destination". This is the same format as the one used by AEM's major competitors, which is in line with international practice.
For the balance sheet, the Company has adopted a format which separates current and non-current assets and liabilities, according to para. 51 et seq. of IAS. 1.
The statement of cash flows is prepared according to the indirect method.
The results of normal operations are shown in the income statement separately from income or costs deriving from non-recurring transactions that form part of the business's normal operations, such as gains or losses on the sale of investments and other non-recurring income or charges; this makes it easier to measure the effective results of normal operating activities, while also providing detailed information on the income and charges deriving from non-recurring transactions. The definition of unusual transactions adopted by AEM S.p.A. is the one provided by CONSOB Communication of July 28, 2006, which says that unusual transactions are those that because of their size, nature of the counterparties, object of the transaction, method of determining the transfer price and timing of the event (close to the year-end) could give rise to doubts in terms of: the fairness or completeness of the information provided in the financial statements, conflict of interest, protection of the Company's assets and the protection of minority shareholders. No unusual transactions took place in 2005 and 2006

## Basis of preparation

The annual report has been prepared on the basis of historical cost, except for financial derivative instruments, financial assets available for sale and intangible rights such as excess emission rights and excess green certificates, which are shown at fair value). The book value of assets and liabilities subject to fair value hedges , which would otherwise be shown at cost, are adjusted to take account of any changes in fair value attributable to the risks being hedged.

## Translation of foreign currency items

The functional and presentation currency adopted by AEM S.p.A. is the euro. Transactions in currencies other than the euro are initially booked at the exchange

rate ruling on the day of the transaction. Monetary assets and liabilities denominated in foreign currency are translated into euro at the exchange rate ruling on the balance sheet date.
Non-monetary items valued at historical cost in foreign currency are translated at the exchange rate ruling on the date when the transaction was first recorded. Non-monetary items shown at fair value are translated at the exchange rate ruling on the valuation date.

## Property, plant and equipment

Property, plant and equipment are booked at historical cost, including any additional charges directly attributable the asset and needed to bring it into service (e.g. transport, customs duty, location preparation expenses, installation and testing costs, notary and cadastral fees and any non-deductible VAT), increased by the present value of the estimated cost of restoring the location from an environmental point of view or dismantling the plant, if this is significant and obligatory under current regulations. If important components of property, plant and equipment have different useful lives, they are accounted for separately according to the "component approach", giving each of them its own useful life for the purpose of calculating depreciation. All plots of land, whether occupied by residential or industrial buildings or devoid of construction, are not depreciated as they have an unlimited useful life, except for land used in production activities that is subject to deterioration over time (e.g. landfills, quarries).
Assets held under finance leases, through which substantially all risks and benefits of ownership are transferred to AEM S.p.A., are recognised as AEM S.p.A. assets at the lower of fair value and the present value of minimum lease payments. The corresponding liability to the lessor is shown in the balance sheet under financial payables.
Property, plant and equipment are shown net of accumulated depreciation and any writedowns. Depreciated is calculated from the year in which the individual asset enters service and is charged on a straight-line basis over the estimated useful life of the asset for the business. The useful life of each asset is reviewed annually and any changes, if needed, are made with a view to showing the correct value of the asset.
The depreciation of freely transferable assets is calculated on a straight-line basis over the lower of the residual duration of the concession and the estimated useful life of the assets.

The main depreciation rates used, which are based on technical and economic considerations, are as follows:

Depreciation rates

| | |
|---|---|
| • buildings | 1.0% - 17.3% |
| • production plant | 1.0% - 33.3% |
| • transport lines | 1.4% -100.0% |
| • transformation stations | 1.8% - 33.3% |
| • distribution networks | 1.4% - 33.3% |
| • miscellaneous equipment | 3.3% -100.0% |
| • mobile phones | 100.0% |
| • furniture and fittings | 10.0% - 25.0% |
| • electric and electronic office machines | 10.0% - 33.3% |
| • vehicles | 10.0% - 25.0% |
| • leasehold improvements | 12.5% - 33.3% |

Items of property, plant and equipment are subjected to impairment testing if there are specific signs that they have suffered a loss of value. Impairment testing consists of comparing the recoverable amount of the asset with its net book value. The recoverable amount of an asset is the higher of the net selling price and its value in use.

To establish the value in use, the expected future cash flows are discounted at a pre-tax discount rate that reflects a current market estimate of the cost of money related to the period of time and the specific risks of the activity in question. For an asset that does not generate completely independent cash flows, the realisable value is determined on the basis of the cash generating unit (CGU) to which the asset belong. Impairment losses are booked to the income statement under amortisation, depreciation and writedowns. Impairment losses are written back if the reasons for them no longer exist.

When an asset is sold or future economic benefits are no longer expected from using the asset, it is eliminated from the balance sheet and any gain or loss (i.e. the difference between the disposal value and the carrying value) is booked to the income statement in the year of the elimination.

## Intangible assets

Intangible assets purchased separately are booked at cost, whereas those acquired as a result of business combinations are accounted for at fair value as of the acquisition date. The cost is determined in the same way as for property, plant and equipment. Intangible assets produced internally are not capitalised but charged to income in the period in which the costs are incurred.

Intangible assets with a definite useful life are shown net of accumulated amortisation and any permanent losses of value which are established in the same way as for property, plant and equipment. Changes in the expected useful life or in the ways in which the future economic benefits of an intangible asset are achieved by the Company are accounted for by suitably adjusting the period or method of amortisation, treating them as changes in accounting estimate. The amortisation applied to intangible assets with a definite useful life is charged to the income statement in the cost category that reflects the function of the intangible asset concerned.
Intangible assets are subjected to impairment testing if there are specific signs that they have suffered a loss of value. Impairment testing consists of comparing the recoverable amount of the asset with its net book value.
Intangible assets with an indefinite useful life and those that are not yet available for use are subjected to impairment testing on an annual basis, whether or not there are specific signs that they have suffered a loss of value.

Gains or losses on disposal of an intangible asset are calculated as the difference between the disposal value and the carrying value of the asset and are booked to the income statement at the time of the disposal.

As regards so-called "emission rights", following EFRAG's failure to approve IFRIC 3 on Emission Rights and its subsequent withdrawal, there is no specific international accounting standard on this matter. Until a new standard is issued, the AEM S.p.A. has decided to adopt the "gross method", which involves booking the emission rights assigned under intangible assets at fair value and emission rights payable under liabilities.

The following amortisation rates are applied to intangible assets with a definite useful life:

- industrial patents and intellectual property rights ______ 12.5% - 33.3%
- concessions, licences, trademarks and similar rights ______ 6.7% - 33.3%
- leasehold improvements ______ 12.5% - 33.3%

## Impairment of assets

At least once a year, AEM S.p.A. verifies the recoverability of the book value of intangible assets with an indefinite useful life, so as to establish whether there are any signs that these assets may have suffered a loss in value. If such evidence exists, the book value of the assets is reduced to their recoverable value. An intangible asset with a indefinite useful life is tested for impairment every year, or more frequently if there are signs that the assets may have suffered a loss in value.

When it is not possible to estimate the recoverable value of an individual asset, the Company estimates the recoverable value of the cash generating unit (CGU) to which the asset belongs.

The recoverable amount of an asset is the higher of its fair value, net of selling costs, and its value in use. To determine an asset's value in use, the Company calculates the present value of the estimated future cash flows, before tax, applying a pre-tax discount rate, which reflects current market valuations of the time value of money and the specific risks to which the asset is exposed. A loss in value is booked if the realisable value is lower than the book value. If subsequently a loss on an asset, other than goodwill, is eliminated or reduced, the book value of the asset or of the CGU is raised up to the new estimate of recoverable value, but without it exceeding the value that the asset would have had without any impairment loss. Writebacks of impairment losses are booked immediately to the income statement.

## Investments

The investments in subsidiaries and associates are booked at cost and written down in the event of losses. The positive difference between the purchase cost and the share of the company's equity at current values that arose on acquisition is therefore included in the carrying value of the investment. Any writedowns of this positive difference are not reinstated in subsequent periods, even if the conditions that led to the writedown no longer exist. If the Company's share of the affiliate's losses is greater than the book value of the investment, the value of the investment is cancelled and the share of any further losses is booked as a provision if the Company is obliged to cover them.
Investments in other companies, made up of non-current financial assets that are not destined to be used for trading purposes, are valued at fair value, if this can be determined, and the gains and losses deriving from changes in fair value are booked directly to equity until such time that the investments are sold or a loss in value is suffered; At that moment, all of the gains and losses previously booked to equity are charged to income for the period. Investments in other minor companies for which the fair value is not available are booked at cost and written down for any impairment losses.

Dividends are booked to income at the time that the right to receive payment is established, but only if they derive from earnings distributed after the acquisition. If, on the other hand, they derive from the distribution of reserves prior to the acquisition, such dividends are booked as a reduction of the cost of the investment.

## Long-term construction contracts in progress

Long-term construction contracts currently in progress are valued on the basis of the contractual fees that have accrued with reasonable certainty, according to the stage of completion (or "cost to cost") method, so as to allocate the revenues and net result of the contract to the individual periods to which they belong, in proportion to the progress being made on the project. Any difference, positive or negative, between the value of the contracts and the advances received is booked respectively to the asset or liability side of the balance sheet.
In addition to the contractual fees, contract revenues include any variants, price revisions and incentive awards to the extent that probably represent actual revenues that can determined with a reasonable degree of reliability. Ascertained losses are recognised independently of the stage of completion of the contracts.

## Inventories

Inventories of materials and fuel are valued at the lower of weighted average cost and market value at the period-end. Weighted average cost is determined for the period of reference and for each inventory code. Weighted average cost includes any additional costs (such as sea freight, customers charges, insurance, lay or demurrage days in the purchase of fuel) relating to purchases during the period. Inventories are constantly monitored and, whenever necessary, technologically obsolete stocks are written down with a charge to the income statement.

## Financial instruments

AEM S.p.A. has adopted IAS 32 and 39 from January 1, 2005.

IAS 39 provides for the following types of financial instruments:

- assets financial assets at fair value through profit or loss;
- loans and receivables;

- held-to-maturity investments;
- available-for-sale financial assets.

Initially, all financial assets are recognised at fair value, including transaction costs, for those not measured at fair value through profit or loss. The Company establishes the classification of its financial assets after initial recognition and, when needed and allowed, revises this classification at the end of each financial year.

All purchases and sales of financial assets are recognised at the trade date, in other words at the date on which the AEM S.p.A. makes a commitment to buy the asset.

The fair value is calculated according to the following hierarchical scale:

- Market value
  The reference market has to be unrestricted and active, with prices made available to the public on a regular and continuous basis. If there is more than one market that can provide a price for the object to be valued, the most convenient one is chosen.

- Prices of similar assets or liabilities
  If a market price is not available, the prices of similar assets and liabilities are used.

- Valuation methods
  In the absence of reliable prices, the fair value is determined by means of generally accepted valuation models and techniques that can make a reasonable estimate of the market value, such as discounted cash flow (DCF) and option pricing.

- Cost
  In the event that none of the above approaches are applicable, the only point of reference that remains is cost.

Subsequent valuation depends on the class to which the instrument belongs.

## Financial assets at fair value through profit or loss

This category includes financial assets held for trading, i.e. all assets purchased with a view to selling them in the short term. Derivatives are classified as financial instruments held for trading, unless they are designated as effective hedges. Assets held for trading are shown at fair value through profit or less.
AEM S.p.A. uses derivatives principally to hedge its exposure to commodity price risk, exchange rate risk and interest rate risk. In the event that such transactions,

even if stipulated to hedge risks, do not satisfy the effectiveness test for derivatives foreseen by IAS 39, they are shown at fair value, booking at gain or loss to the income statement. In accordance with IAS 39, hedging derivatives can only be treated according to the methods laid down for hedge accounting when: a) there is a formal designation and documentation for the hedging relationship at the start of the hedge; b) the hedge is expected to be highly effective; c) the effectiveness can be reliably measured; and d) the hedge is highly effective during various accounting periods for which it was designated. The hedging derivatives that hedge the risk of fluctuations in the fair value of the instruments being hedged (fair value hedges, e.g. hedging changes in the fair value of fixed-interest assets/liabilities), are booked at fair value with the effects being reflected in the income statement; in the same way, the instruments being hedged are adjusted to reflect changes in the fair value associated with the risk being hedged. When the derivatives hedge the risk of changes in the cash flows generated by the instruments being hedged (cash flow hedges, e.g. hedging the variability of the cash flows generated by floating-rate assets/liabilities because of fluctuations in interest rates), any variations in the fair value are initially booked to equity and subsequently charged to the income statement in line with the economic effects produced by the hedged transaction. If a hedging instrument is closed, but the transaction being hedged has not yet taken place, the accumulated gains and losses remain in the equity reserve and are only transferred to income when the transaction is finalised. If the transaction being hedged is no longer considered probable, the gains and losses still to be realised and booked to the equity reserve are transferred immediately to income.
Changes in the fair value of derivatives that do not satisfy the conditions to qualify as hedges are booked to the income statement.

## Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are measured at amortised cost using the effective interest method. Gains and losses are booked to the income statement when the loans and receivables are derecognised or when there are signs of impairment, as well as through the amortisation process.

## Held-to-maturity investments

Financial assets that are non-derivative and with fixed or determinable payments are classified as "held-to-maturity investments", when the Company has the intention and the capacity to hold them in portfolio until maturity. After initial recognition, held-to-maturity investments are measured at amortised cost. This cost is calculated as the value initially recognised less the capital repayments, plus or minus the amortisation accumulated using the effective interest method of any difference between the value initially recognised and the amount due on maturity. This calculation includes all commissions or points paid between the parties that form an integral part of the effective interest rate, transaction costs and other premiums or discounts. For investments valued at amortised cost, gains and losses are booked to the income statement at the time the investment is derecognised or when there are signs of impairment, as well as through the amortisation process.

## Available-for-sale financial assets

Available-for-sale financial assets are those assets, excluding derivatives, that have been designated as such or not classified in any other of the preceding categories. After initial recognition at cost, financial assets held for sale are measured at fair value. Any gains or losses that arise are booked directly to an equity reserve and then charged to income when the assets disposal of. When the fair value of investments cannot be reasonably determined, they are valued according to the other methodologies envisaged by IFRS or at cost, adjusted for any permanent losses in value, the effect of which is charged to the income statement. The risk deriving from any losses in excess of the book value of the investment is booked to a special provision to the extent to which the investor has undertaken to meet the legal or implicit obligations vis-à-vis the investee enterprise or, in any case, to cover its losses.

## Derecognition of financial assets and liabilities

A financial asset (or where applicable, part of a financial asset or parts of a group of similar financial assets) is derecognised when:

- the rights to receive cash flows come to an end;
- the Company has retained the right to receive the future cash flows of the assets, but has assumed a contractual obligation to pass them on to a third party without material delay;
- the Company has transferred the right to receive the cash flows from the asset and (i) has transferred substantially all of the risks and rewards of ownership of the financial asset, or (ii) if it has neither transferred nor retained

substantially all of the risks and rewards of the asset, but has transferred control over it.

In the cases in which AEM S.p.A. has transferred the rights to receive financial flows from an asset and has neither transferred nor retained substantially all of the risks and rewards or has not lost control over it, the Company continues to recognise the asset to the extent to which it has a continuing involvement in the asset. A continuing involvement that takes the form of a guarantee over the asset that has been transferred is measured at the lower of the initial book value of the asset and the maximum amount that the Company might have to pay.

A financial liability should be removed from the balance sheet when, and only when, it is extinguished, that is, when the obligation specified in the contract is either discharged, cancelled, or expired.

Where there has been an exchange between an existing borrower and lender of debt instruments with substantially different terms, or there has been a substantial modification of the terms of an existing financial liability, this transaction is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. A gain or loss from extinguishment of the original financial liability is recognised in the income statement.

## Trade receivables

Trade receivables are recorded at their fair value, i.e. their face value, and subsequently reduced for any impairment losses. Trade receivables that do not fall due within the normal trading terms and do not bear interest are discounted.

## Cash and cash equivalents

Cash and cash equivalents include cash on hand and sight deposits. In this last case, the deposits have to have an original due date of three months or less and are shown at their face value.

## Non-current assets held for sale and liabilities directly associated with non-current assets held for sale (Discontinued operations) - IFRS 5

Discontinued operations and assets held for sale include assets (or groups of assets being disposed of) whose book value will be recovered principally by being sold

off rather than being continuously used. Assets held for sale are valued at the lower of net book value and fair value, net of selling costs.
In accordance with IFRS, the figures for discontinued operations are shown as follows: assets held for sale and liabilities directly associated with assets held for sale; in one specific income statement item: net profit (loss) on discontinued operations and assets held for sale.
With reference only to the income statement, the figures for discontinued operations are compared with the previous reference period.
If the asset or investment is sold, the income statement will show, again under "Results of non-current assets held for sale and discontinued operations (IFRS 5)" any gain or loss deriving from the sale.

## Trade payables

Trade payables that fall due within the normal trading terms do not get discounted and are booked at cost (i.e. their face value).

## Employee benefits

Guaranteed employee benefits paid on or after termination of employment through defined-benefit plans (energy discount, health care or other benefits) or long-term benefits (fidelity bonus) are recognised in the period when the right accrues.
The liability relating to defined-benefit plans, net of any assets that exist to service the plan, is determined on the basis of actuarial assumptions and booked on an accrual basis in line with the work needed to be done to obtain the benefits; the liability is valued by independent actuaries.
Gains and losses arising from the actuarial calculation are charged to the income statement as a cost or as income; AEM S.p.A. does not apply the so-called "corridor method".

## Provisions for risks and charges

The provisions for risks and charges concern costs of a determined nature that definitely or probably exist, but which at the balance sheet date are uncertain in terms of amount or timing. Such provisions are recognised when there is a current liability (legal or implicit), deriving from a past event, if it is likely that resources will have to be spent to satisfy the liability and it is possible to make a reasonable estimate of the amount of the liability.

Provisions are booked for an amount that represents the best estimate of the amount that the Company would have to pay to extinguish the liability, or to transfer it to third parties, as of the balance sheet date. If the effect of discounting is significant, the provisions are calculated by discounting expected future cash flows at a pre-tax discount rate that reflects a current market valuation of the cost of money over time. If discounting is applied, the increase in the provision due to the passing of time is booked as a financial expense. If the liability relates to property, plant and equipment (e.g. dismantling and restoring industrial sites), the provision is booked as a contra-entry to the asset to which it refers; the expense is then charged to the income statement through the process of depreciating the asset in question.

## Treasury shares

Treasury shares are booked as a reduction of equity. The par value of the treasury shares is booked as a separate item as a reduction of shareholders' equity

## Grants

Grants, both from public entities and from external private entities, are booked at fair value when there is reasonable certainty that they will be received and that the Company will be able to comply with the terms and conditions for obtaining them. Grants received to help cover specific expenses are booked to other liabilities and credited to the income statement on a systematic basis over the accounting periods needed to match the related costs.

Contributions received to help cover the cost of specific items of property, plant and equipment are booked either as a direct reduction of the assets concerned, or to other liabilities and credited over the period of depreciation of the assets to which they refer.

Operating grants (given to provide the company with immediate financial aid or as compensation for costs or losses incurred in a previous accounting period) are charged in their entirety to the income statement as soon as the conditions for booking the grants are satisfied.

## Revenues and costs

Revenues are recognised to the extent that it is possible to establish their fair value on a reliable basis and it is probable that the related economic benefits will be enjoyed. Depending on the type of transaction, revenues are recognised on the basis of the following specific criteria:

- revenues for the sale and transport of electricity and gas are recognised at the time that the energy is supplied or the service rendered, even if they are still to be invoiced, and determined by integrating those based on pre-established meter-reading calendars with suitable estimates. These revenues are based, when applicable, on the tariffs and related tariff restrictions foreseen by current law and by the Italian Authority for Electricity and Gas and equivalent organisation abroad in force during the period of reference;
- connection contributions paid by users, if not for costs incurred to extend the network, are book to income on collection and shown under "revenues from services";
- the contributions paid by users towards an extension of the gas network are accounted for as soon as there is a formal decision to deliver the service and there is no longer any obstacle to them being collected. They are deducted from the cost incurred by the Group to extend the network and are booked to income over the duration of the investment with a view to offsetting the depreciation of the installations concerned;
- the revenues and costs involved in withdrawing quantities that are higher or lower than the Group's share are measured at the prices foreseen in the related purchase or sale contract;
- revenues from the provision of services are recognised according to the stage of completion based on the same criteria as for contract work in progress. If it is impossible to establish the value of revenues on a reliable basis, they are recognised up to the amount of the costs incurred, providing they are expected to be recovered;
- revenues are booked net of returns, discounts, allowances and bonuses, as well as directly related taxes;
- revenues from the sale of green certificates are booked at the time of sale.

The costs are for goods or services sold or consumed during the year or as a result of systematic allocation; if it is not possible to see any future use for them, they are charged to income.

## Financial income and charges

Financial income is recognised when interest income arises as a result of applying the effective interest method (at the rate which exactly discounts the expected future financial flows based on the expected life of the financial instrument).

Financial charges are recognised on an accrual basis and booked to the income statement at the amount of the effective interest.

## Dividends

Dividend income is recognised when it is established that the shareholders have a right to receive payment.
Dividends are classified as financial income in the income statement.

## Income taxes

### Current taxes

Current income taxes for the period are based on an estimate of taxable income and in compliance with current tax regulations; account is also taken of the fact that the Company now files for tax on a Group basis.

### Deferred tax liabilities

Deferred tax liabilities are calculated by applying the so-called liability method to the temporary differences at the date of the financial statements between the book value of the assets and liabilities and their value for tax purposes. Deferred tax liabilities are booked on all taxable temporary differences, except:

- when the deferred tax liabilities derive from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and which, at the time of the transaction, does not have any impact on the book result for the year nor on the profit or loss calculated for tax purposes;
- with reference to taxable temporary differences related to investments in subsidiaries, associates and joint ventures, in the event that reversal of the temporary differences can be controlled and it is probable that it will not take place within the foreseeable future.

Deferred tax assets are booked on all deductible temporary differences and for carry-forward tax assets and liabilities, to the extent that it is probable that there will be sufficient future taxable income to absorb the deductible temporary differences and the carry-forward tax assets and liabilities, except in the event that:

- the deferred tax asset linked to the deductible temporary differences derives from the initial recognition of an asset or liability in a transaction that is not a business combination and which, at the time of the transaction, does not have any impact on the book result for the year nor on the profit or loss calculated for tax purposes;

- with reference to the deductible temporary differences related to investments in subsidiaries, associates and joint ventures, deferred tax assets are only booked to the extent that it is probable that the deductible temporary differences will reverse in the immediate future and that there is sufficient taxable income against which the temporary differences can be used.

The value of the deferred tax assets shown in the balance sheet is reassessed at each financial closing date and reduced to the extent that it is no longer probable that there will be sufficient taxable income in the future to absorb all or part of this tax credit. Unrecognised deferred tax assets are reassessed annually at the closing date and recognised to the extent that it has become probable that there will be sufficient taxable income to absorb them.
Deferred tax assets and liabilities are measured on the basis of the tax rates that are expected to be applicable in the year that the assets or liabilities reverse, bearing in mind current tax rates and those already enacted, or substantially enacted, at the balance sheet date.

The income taxes on items booked directly to equity are also booked directly to equity and not through the income statement.

Deferred tax assets and liabilities are offset when there is a legal right to offset current tax assets and liabilities and the deferred taxes refer to the same fiscal entity and the same tax authority.

## Use of estimates

When preparing the financial statements and notes according to IFRS, the Company makes estimates and hypotheses that have an effect on the assets and liabilities shown in the accounts and on the information regarding contingent assets and liabilities at the balance sheet date. The actual results could differ from these estimates. Estimates are used to calculate provisions for bad and doubtful receivables, obsolete and slow-moving goods, depreciation and amortisation, asset writedowns, employee benefits, taxes, restructuring and other provisions. These estimates and hypotheses are reviewed periodically and all changes are reflected immediately in the income statement.

"Non-current assets held for sale" also include the investment in Mestni Plinovodi d.o.o. held by the company as prescribed by IFRS 5.

The balance sheet at December 31, 2006 shows total assets of 4,356,957 thousand euro and total liabilities of 2,106,403 thousand euro; shareholders' equity amounts to 2,250,554 thousand euro.
Net profit for the year came to 176,703 thousand euro.

# ASSETS

## A) Non-current assets

### A 1) Property, plant and equipment

| thousands of euro | Net book value 12.31.2005 | Cap. expend. | Other changes | Disposals | Depreciation and writedowns | Net book value 12.31.2006 |
|---|---|---|---|---|---|---|
| Land | 16,142 | - | 530 | - | - | 16,672 |
| Buildings | 76,266 | 1,562 | 4,579 | - | (2,707) | 79,700 |
| Transferable plant and machinery | 261,287 | 236 | 46,227 | - | (14,012) | 293,738 |
| Non-transferable plant and machinery | 289,547 | 1,392 | 135,331 | (2,718) | (18,904) | 404,648 |
| Industrial and commercial equipment | 3,504 | 241 | - | (8) | (670) | 3,067 |
| Other property, plant and equipment | 9,450 | 1,330 | - | - | (2,174) | 8,606 |
| Construction in progress and advances | 176,630 | 44,500 | (186,667) | (602) | - | 33,861 |
| Leasehold improvements | 2,464 | 2,041 | - | - | (1,502) | 3,003 |
| Leased assets | 49,940 | - | - | - | (1,426) | 48,514 |
| Total | 885,230 | 51,302 | - | (3,328) | (41,395) | 891,809 |

| Property, plant and equipment thousands of euro | Land and buildings | Plant and machinery | Industrial and commercial equipment | Other property, plant and equipment | Construction in progress and advances | Leasehold improve-ments | Leased assets | Total |
|---|---|---|---|---|---|---|---|---|
| Balance at 12.31.2006 | 96,372 | 698,386 | 3,067 | 8,606 | 33,861 | 3,003 | 48,514 | 891,809 |
| Of which: | | | | | | | | |
| - historical cost | 112,070 | 703,987 | 9,165 | 22,784 | 176,630 | 5,437 | 56,184 | 1,086,257 |
| - acquisitions | 1,562 | 1,628 | 241 | 1,330 | 44,500 | 2,041 | - | 51,302 |
| - disposals | - | (2,718) | (8) | - | (602) | - | - | (3,328) |
| - writedowns | - | - | - | - | - | - | - | |
| - other changes | 5,109 | 181,558 | - | - | (186,667) | - | - | |
| - depreciation | (22,369) | (186,069) | (6,331) | (15,508) | - | (4,475) | (7,670) | (242,422) |
| Net book value | 96,372 | 698,386 | 3,067 | 8,606 | 33,861 | 3,003 | 48,514 | 891,809 |

Property, plant and equipment, amounting to 891,809 thousand euro (885,230 thousand euro at December 31, 2005), increase by 6,579 thousand euro for the effect of:

- an increase of 51,302 thousand euro due to capital expenditure and advances paid to suppliers during the year;
- a decrease of 3,328 thousand euro resulting from the sale of assets, net of accumulated depreciation;
- a decrease of 41,395 thousand euro in depreciation for the period.

Capital expenditure during the year related to:

- buildings (1,562 thousand euro) for capital expenditure on buildings in Bormio (SO) and Fusino (SO), as well as those of the Grosio (SO) and Cassano d'Adda (MI) power stations, the Trento and Caracciolo substations, the warehouse in via Gonin, the building in via Orobia, and the West Receiver station;
- transferable plant and machinery (236 thousand euro) for work on the Lovero (SO), Grosotto (SO) and Premadio (SO) plants;
- non-transferable plant and machinery (1,392 thousand euro) for work on the Grosio, Lovero, Grosotto, Premadio, Stazzona (SO) and Cassano d'Adda (MI) power stations, as well as work on the extension of medium and low voltage power and telephone lines in Valtellina and the ITC networks at the Milan office;
- equipment and mobile phones (241 thousand euro);
- furniture, fittings, office machines and assets with a unit value not exceeding 516 euro (1,330 thousand euro);
- leasehold improvements on the building in Corso di Porta Vittoria (2,041 thousand euro).

The overall value of property, plant and equipment includes 33,861 thousand euro (176,630 thousand euro at December 31, 2005) of construction in progress and advance payments with changes during the year of 142,769 thousand euro, detailed as follows:

- an increase of 44,500 thousand euro for capital expenditure during the period, principally for continuation of the work on buildings in piazza Trento, the warehouse in via Gonin, the Cassano d'Adda, Grosio and Premadio power stations and the Caracciolo substations. In addition, work continued on the Grosio, Premadio and Cassano d'Adda plants, the new Viola Canal and consolidation of the San Giacomo dam;
- a decrease of 186,667 thousand euro due to the start-up during the year of the new Viola Canal, the hydroelectric control panels at Conca Fallata and the San Giacomo dam, in addition to the new Group 6 and the district heating network at Cassano d'Adda;

- the decrease of 602 thousand euro is due to elimination of capitalised costs relating to development of the hub in via Cavriana.

Property, plant and equipment include 48,514 thousand euro of leased assets. The total value of residual debt included in "payables and other financial liabilities" amounts to 30,170 thousand euro.

Property, plant and equipment are almost all located in Italy and their value does not include any capitalised financial charges.

## A 2) Intangible assets

| thousands of euro | Net book value 12.31.2005 | Cap. expend. | Other changes | Amort. | Net book value 12.31.2006 |
|---|---|---|---|---|---|
| Industrial patents and intellectual property rights | 14,871 | 2,692 | 46 | (3,477) | 14,132 |
| Concessions, licences, trademarks and similar rights | 1,287 | 1,528 | 888 | (1,316) | 2,387 |
| Goodwill | - | - | - | - | - |
| Assets in process of formation | 624 | 1,861 | (934) | - | 1,551 |
| Other intangible assets | - | - | 1,581 | - | 1,581 |
| Total | 16,782 | 6,081 | 1,581 | (4,793) | 19,651 |

| Intangible assets thousands of euro | Industrial patents and intellectual property rights | Concessions, licences, trademarks and similar rights | Goodwill | Construction in progress and advances | Other intangible assets | Total |
|---|---|---|---|---|---|---|
| **Balance at 12.31.2006** | **14,132** | **2,387** | - | **1,551** | **1,581** | 19,651 |
| Of which: | | | | | | |
| - historical cost | 26,390 | 9,862 | - | 624 | 608 | 37,484 |
| - acquisitions | 2,692 | 1,528 | - | 1,861 | - | 6,081 |
| - writedowns | - | - | - | - | - | - |
| - amortisation | (14,996) | (9,891) | - | - | (608) | (25,495) |
| - other changes | 46 | 888 | - | (934) | 1,581 | 1,581 |
| Net book value | 14,132 | 2,387 | - | 1,551 | 1,581 | 19,651 |

Intangible assets at December 31, 2006 amount to 19,651 thousand euro and show an increase compared with December 31, 2005 of 2,869 thousand euro resulting from the following items:

- an increase of 6,081 thousand euro due to capital expenditure during the year;

- an increase of 1,581 thousand euro due to the valuation of emission rights;
- a decrease of 4,793 thousand euro due to the amortisation charge for the year.

## A 3) Investments

| thousands of euro | 12.31.2006 | 12.31.2005 |
|---|---|---|
| Investments in subsidiaries | 2,226,918 | 2,372,152 |
| Investments in associates | 509,489 | 481,165 |
| Total investments | 2,736,407 | 2,853,317 |

*Investments in subsidiaries*

Investments in subsidiaries amount to 2,226,918 thousand euro (2,372,152 thousand euro at December 31, 2005).

The following tables shows changes of the year:

| Investments in subsidiaries thousands of euro | |
|---|---|
| Amount at December 31, 2005 | 2,372,152 |
| Changes during the year: | |
| – acquisitions | 409 |
| – sales | (133,723) |
| – revaluations | – |
| – writedowns | – |
| – reclassifications | (11,920) |
| – other changes | – |
| Total changes for the period | (145,234) |
| Amount at December 31, 2006 | 2,226,918 |

These investments have decreased in value by 145,234 thousand euro compared with the end of the previous year, mainly due to the sale of the investments in AEM Trasmissione S.p.A., Serenissima Gas S.p.A., Serenissima Energia S.r.l. and Metroweb S.p.A., partly offset by the acquisition of the investment in Valdisotto Energia S.r.l. and the incorporation of Proaris S.r.l. Note that the sale of the investment in Metroweb S.p.A. involved selling all of AEM's shares in that company and, at the same time, buying a 23.53% stake in Burano S.p.A..

At the end of the year, investments in directly held subsidiaries, are:

- **AEM Elettricità S.p.A.**
  The investment, amounting to 568,205 thousand euro, represents 99.99% of its share capital. At December 31, 2006 its net profit for the year comes to 2,256 thousand euro while total shareholders' equity is 578,025 thousand euro. This is 9,762 thousand euro higher than the cost shown in the AEM S.p.A.'s financial statements;
- **AEM Gas S.p.A.**
  The investment, amounting to 643,825 thousand euro, represents 99.99% of the share capital. The amount shown at cost in the financial statements is 6,541 thousand euro lower than AEM's share of its net equity; this change is due to the positive results achieved by the company, which closed the financial statements at December 31, 2006 with net profit of 3,241 thousand euro and shareholders' equity of 650,431 thousand euro;
- **AEM Energia S.p.A.**
  The investment, amounting to 58,761 thousand euro, represents 99.99% of the share capital. 2006 shows a loss of 1,264 thousand euro and a shareholders' equity of 65,135 thousand euro. As a result, the cost of the investment shown in the financial statements is 6,367 thousand euro lower than the portion of shareholders' equity;
- **AEM Service S.r.l.**
  The investment totals 12,405 thousand euro and represents 100% of its share capital. 2006 shows a net profit of 306 thousand euro and a shareholders' equity of 11,924 thousand euro. The cost figure shown in the financial statements is 481 thousand euro higher than the AEM's portion of its net equity as a result of the losses made in 2004 and 2005 partly offset by the result for 2006. Maintaining this higher value is justified by reasonable expectations of future super profits according to the business plans that the company has already drawn up;
- **AEM Trading S.r.l.**
  This investment amounts to 99 thousand euro and represents 100% of the share capital. At December 31, 2006 its net profit for the year comes to 92,597 thousand euro while total shareholders' equity is 103,832 thousand euro. This amount is 103,733 thousand euro higher than the figure shown in the financial statements of AEM S.p.A.;
- **AEM Calore & Servizi S.p.A.**
  This investment amounts to 8,099 thousand euro and represents 100% of the share capital. At the end of the year, the company shows a loss of 336 thousand euro, while shareholders' equity amounts to 2,070 thousand euro. As a result,

the cost of the investment shown in the financial statements is 6,029 thousand euro higher than AEM's share of its net equity Maintaining this higher value is justified by reasonable expectations of future super profits according to the business plans that the company has already drawn up;

- **Delmi S.p.A.**
  At December 31, 2006, AEM S.p.A. holds 51% of Delmi S.p.A.; this investment is shown in the balance sheet at 935,115 thousand euro. The company closed 2006 with a net profit of 12,188 thousand euro and shareholders' equity of 1,848,053 thousand euro. The carrying value shown in the balance sheet is therefore 7,392 thousand euro lower than AEM's portion of its net equity;
- **Valdisotto Energia S.r.l.**
  This investment amounts to 399 thousand euro following AEM's purchase of the entire share capital during the year. At December 31, 2006 net profit totals 490 thousand euro and shareholders' equity 879 thousand euro. This figure is 480 thousand euro higher than the one shown in the financial statements of AEM S.p.A., again thanks to the positive results achieved by the company during the current year;
- **Proaris S.r.l.**
  This investment amounts to 10 thousand euro and represents 100% of the share capital of the company incorporated during the year under review.

*Investments in associates*

Investments in associates amount to 509,489 thousand euro (481,165 thousand euro at December 31, 2005).

The following tables shows changes of the year:

| Investments in associates<br>thousands of euro | |
|---|---|
| **Amount at December 31, 2005** | **481,165** |
| Changes during the year: | |
| - acquisitions | 23,079 |
| - sales | (23) |
| - revaluations | - |
| - writedowns | (6,152) |
| - reclassifications | 11,420 |
| - other changes | - |
| **Total changes for the period** | **28,324** |
| Amount at December 31, 2006 | 509,489 |

The investments in associates at December 31, 2006 show a net increase compared with December 31, 2005 of 28,324 thousand euro due to the following transactions:

- the acquisition of 20% of the share capital of ACSM S.p.A. for 23,079 thousand euro;
- the writedown of 6,152 thousand euro, and subsequent reclassification, for 500 thousand euro, of the investment in Mestni Plinovodi d.o.o. to non-current assets held for sale, as required by IFRS 5;
- the sale of 10% of the investment in Zincar S.r.l. for 23 thousand euro;
- the acquisition of 23.53% of Burano S.p.A., for 11,920 thousand euro following the sale of Metroweb S.p.A., shown under reclassifications.

In addition:

- no associate is quoted, with the exception of ACSM S.p.A.;
- these financial statements include all of the significant figures of the investments held directly in associates.

## A 4) Other non-current financial assets

The other non-current financial assets total 381,789 thousand euro (247,543 thousand euro at December 31, 2005) and are made up of:

- securities held for trading amount to 24,000 thousand euro and relate to the convertible bond loan issued by Metroweb S.p.A., which was fully subscribed by AEM S.p.A. in accordance with the sale agreement for this investment; at December 31, 2005 this caption had a zero balance;
- financial assets held to maturity for 81 thousand euro (unchanged at December 31, 2005);
- loans and receivables resulting from operations of 1,055 thousand euro (unchanged at December 31 2005); This item relates to the loan granted to the associated company Alagaz S.p.A. to carry out the "Methanisation of Porgolovo" project in St Petersburg;

- financial assets available for sale amounting to 356,653 thousand euro (246,407 thousand euro at December 31, 2005) the changes of which are reported in the following table:

| Financial assets available for sale<br>thousands of euro | |
|---|---|
| Amount at December 31, 2005 | 246,407 |
| Changes during the year: | |
| - acquisition and capital increases | - |
| - sales | (14,007) |
| - revaluations (*) | 124,253 |
| - writedowns (*) | - |
| - reclassifications | - |
| - other changes | - |
| Total changes for the period | 110,246 |
| Amount at December 31, 2006 | 356,653 |

(*) Revaluations and writedowns refer to the valuation at fair value with contra-entry to an equity reserve.

Changes during the year mainly concerned:

- the sale of the investment in AEM Torino S.p.A. for 14,007 thousand euro, including its purchase cost and revaluations at fair value;
- the increase in the valuation at fair value of the investment in ATEL SA., positive for 124,253 thousand euro.

Investments in subsidiaries and associates are summarised in attachment no. 3 of the notes. It indicates for each item opening balances, changes for the year, writedowns and writebacks carried out in. As required to be disclosed by Art. 2427 no.5 of the Italian Civil Code, attachment no. 4 of these notes lists investments in subsidiaries and associates). A table listing relevant investments is also attached, pursuant to article 126 of CONSOB resolution 11971 dated May 14, 1999 (attachment no. 5).

## A 5) Deferred tax assets

| thousands of euro | Balance at 12.31.2005 | Changes during the year | Balance at 12.31.2006 |
|---|---|---|---|
| Deferred tax assets | 72,168 | (2,177) | 69,991 |

This caption amounts to 69,991 thousand euro (72,168 thousand euro at December 31, 2005) and refers to amounts due from the tax authorities for deferred tax assets (IRES and IRAP), deriving from temporary differences between the net profit shown in the financial statements and taxable income, which will reverse in future years. Deferred tax assets have been calculated on the basis of the tax rates expected to be in force when the temporary differences that generated them will reverse.

### A 6) Other non-current receivables

| thousands of euro | Balance at 12.31.2005 | Changes during the year | Balance at 12.31.2006 |
|---|---|---|---|
| **Other non-current receivables** | 228 | 12 | 240 |

Other non-current receivables amount to 240 thousand euro (228 thousand euro at December 31, 2005) and relate principally to guarantee deposits and amounts due from personnel for loans granted.

## B) Current assets

### B 1) Inventories

| thousands of euro | Balance at 12.31.2005 | Changes during the year | Balance at 12.31.2006 |
|---|---|---|---|
| **Inventories** | 715 | 1 | 716 |
| – *Materials* | *901* | *23* | *924* |
| – *Inventory obsolescence reserve* | *(186)* | *(22)* | *(208)* |
| – *Fuel* | – | – | – |
| – *Other* | – | – | – |
| **Raw, ancillary and consumable materials** | 715 | 1 | 716 |
| – *Finished products and goods for resale* | – | – | – |
| – *Contract work in progress* | – | – | – |
| – *Advance payments* | – | – | – |

At December 31, 2006 inventories total 716 thousand euro (715 thousand euro at December 31, 2005), and refer to inventories of materials at the end of the year. The book value of materials in inventory was written down to current value by means of an obsolescence reserve. This reserve, which at December 31, 2006, amounted to 208 thousand euro, increased by 22 thousand euro at December 31,

2005, it was set aside to write down materials that are slow-moving in the medium term, as well as those that are considered obsolete.

The weighted average cost of materials in inventory does not differ substantially from their current value at the end of the period.
Fuel inventories are valued at the lower of weighted average cost and market.

## B 2) Current financial assets

| thousands of euro | Balance at 12.31.2005 | Changes during the year | Balance at 12.31.2006 |
|---|---|---|---|
| Trading investments (HFT) | - | | - |
| Financial assets held to maturity (HTM) | 3 | | 3 |
| Loans and receivables (L&R) | - | | - |
| Financial assets available for sale | - | | - |
| Other financial assets | - | | - |
| Financial assets due from related parties | 274,475 | (181,366) | 93,109 |
| Total | 274,478 | (181,366) | 93,112 |

This caption shows a balance of 93,112 thousand euro at December 31 2006; the decrease of 181,366 thousand euro compared with December 31, 2005 is due to lower financial receivables from subsidiaries, partly due to the investment disposals during 2006.

## B 3) Current derivatives

| thousands of euro | Balance at 12.31.2005 | Changes during the year | Balance at 12.31.2006 |
|---|---|---|---|
| Current derivatives | 34,395 | (7,227) | 27,168 |

At December 31, 2006 this caption totals 27,168 thousand euro (34,395 thousand euro at December 31, 2005) and is made up of:
- 11,400 thousand euro from the valuation at fair value of derivatives hedging the interest rate risk on the bond loan;
- 15,439 thousand euro from the valuation at fair value of derivatives hedging the interest rate risk on revolving bank lines of credit;
- 329 thousand euro from the valuation at fair value of derivatives hedging the interest rate risk on the loan granted to AEM Elettricità S.p.A. by Cassa Depositi e Prestiti. The derivative contract was stipulated by AEM S.p.A. in its quality of parent company.

Compared with December 31, 2005, there has been a decrease in the derivatives hedging the bond loan following its adjustment to fair value at December 31, 2006 partly offset by the rise in the value of the derivatives hedging committed bank credit lines.

Details on derivatives are provided in the section on "Other information".

## B 4) Taxes receivable

| thousands of euro | Balance at 12.31.2005 | Changes during the year | Balance at 12.31.2006 |
|---|---|---|---|
| Tax receivables | 20,126 | (16,465) | 3,661 |

At December 31, 2006 this item amounts to 3,661 thousand euro (20,126 thousand euro at December 31, 2005) and refers mainly to VAT receivable as well as amounts due from the tax authorities in connection with the IRPEF advance paid on severance indemnities due to employees on the books at the end of 1997; it was paid by the parent company partly in July and partly at the end of November 1997 and 1998.
The decrease of 16,465 thousand euro, is mainly due to a reduction in VAT receivables.

## B 5) Trade and other receivables

| thousands of euro | Balance at 12.31.2005 | Changes during the year | Balance at 12.31.2006 |
|---|---|---|---|
| **Receivables from customers** | | | |
| Receivables from customers | 14,626 | (7,680) | 6,946 |
| Reserve for bad and doubtful accounts | (465) | (4) | (469) |
| **Total receivables from customers** | **14,161** | **(7,684)** | **6,477** |
| **Receivables from affiliates** | | | |
| - parent entity | 49,672 | (25,800) | 23,872 |
| - subsidiaries | 159,841 | (74,349) | 85,492 |
| - associates | 636 | 6,254 | 6,890 |
| **Total receivables from affiliates** | **210,149** | **(93,895)** | **116,254** |
| **Other receivables** | | | |
| - advances to suppliers | 645 | 952 | 1,597 |
| - due from personnel | 73 | (29) | 44 |
| - miscellaneous receivables | 5,871 | (4,113) | 1,758 |
| **Total other receivables** | **6,589** | **(3,190)** | **3,399** |
| **Total** | **230,899** | **(104,769)** | **126,130** |

At December 31, 2006 trade and other receivables amount to 126,130 thousand euro (230,899 thousand euro at December 31, 2005) and decrease by 104,769 thousand euro mainly due to:

- 7,684 thousand euro, a decrease in trade receivables, essentially lower receivables for services, especially from ASM Brescia S.p.A.;
- 93,895 thousand euro, a decrease in receivables from affiliates, due to lower receivables from the parent entity (because of sales of investments during the year) and a decline in receivables from the parent entity (for lower supplies of services, partly offset by the increase in amounts due from affiliates);
- 3,190 thousand euro, to a decrease in other receivables in particular in receivables for damage compensation.

At December 31, 2006 the reserve for bad and doubtful accounts amounted to 469 thousand euro, an increase of 4 thousand euro compared with the end of the previous year as a result of the provisions and utilisations of the period, other changes. This reserve is considered adequate to cover the risk.
Changes in the reserve adjusting the value of receivables for the sale of power and services are shown in the following table:

| thousands of euro | Balance at 12.31.2005 | Provision | Utilisations | Other changes | Balance at 12.31.2006 |
|---|---|---|---|---|---|
| Reserve for bad and doubtful accounts from users and customers | 465 | 84 | (74) | (6) | 469 |

## B 6) Cash and cash equivalents

| thousands of euro | Balance at 12.31.2005 | Changes during the year | Balance at 12.31.2006 |
|---|---|---|---|
| Bank and postal deposits | 13,377 | (8,558) | 4,819 |
| Cash and cash equivalents | 166 | 19 | 185 |
| Receivables for financial transactions | - | - | - |
| Total | 13,543 | (8,539) | 5,004 |

Liquid funds at December 31, 2006 amount to 5,004 thousand euro (13,543 thousand euro at December 31, 2005) and decrease by 8,539 thousand euro compared with the end of the previous year.
Bank deposits include interest accrued but not yet credited at the year-end.

### B 7) Other current assets

| thousands of euro | Balance at 12.31.2005 | Changes during the year | Balance at 12.31.2006 |
|---|---|---|---|
| Other non-current receivables | 921 | (141) | 780 |

The total of 780 thousand euro (921 thousand euro at December 31, 2005) refers to accrued revenues collectible in future years and costs already incurred but pertaining to future years.

## C) Non-current assets held for sale

| thousands of euro | Balance at 12.31.2005 | Changes during the year | Balance at 12.31.2006 |
|---|---|---|---|
| Non-current assets held for sale | – | 500 | 500 |

These amount to 500 thousand euro and refer to non-current assets held for sale and, in particular, to the 41.11% investment in Mestni Plinovodi d.o.o. which was valued at the lower of book value on reclassification and the fair value, net of selling costs This led to them being written down by 6,152 thousand euro.

## LIABILITIES AND EQUITY

## D) Shareholders' equity

Shareholders' equity, which at December 31, 2006 amounts to 2,250,554 thousand euro (2,062,816 thousand euro at December 31, 2005), is detailed in the table below:

| thousands of euro | Balance at 12.31.2005 | Changes during the year | Balance at 12.31.2006 |
|---|---|---|---|
| Share capital | 936,025 | – | 936,025 |
| (Treasury shares) | (22,756) | (2,316) | (25,072) |
| Legal reserve | 85,152 | 8,407 | 93,559 |
| Other reserves | 904,420 | 164,919 | 1,069,339 |
| Retained earnings | – | – | – |
| Net profit for the year | 159,975 | 16,728 | 176,703 |
| Total shareholders' equity | 2,062,816 | 187,738 | 2,250,554 |

## D 1) Share capital

At December 31, 2006 the share capital totals 936,025 thousand euro and consists of 1,800,047,400 shares with a unit value of 0.52 euro each.

## D 2) Treasury shares

At December 31, 2006 they total 25,072 thousand euro and refer to 16,159,850 treasury shares held by the company (14,841,850 treasury shares at December 31 2005). The increase is due to the purchase, during the period under review, of 1,318,000 treasury shares. This item has been deducted from equity in accordance with IFRS.

## D 3) Legal reserve

At December 31, 2006 it amounts to 93,559 thousand euro. The increase compared with the financial statements for the year ended at December 31, 2005 is equal to 8,407 thousand euro and is attributable to the allocation to this reserve of 5% of the previous year's net profit, as required by article 2430 of the Italian Civil Code.

## D 4) Other reserves

| thousands of euro | Balance at 12.31.2005 | Changes during the year | Balance at 12.31.2006 |
|---|---|---|---|
| Other reserves | 904,420 | 164,919 | 1,069,339 |

Other reserves, amounting to 1,069,339 thousand euro at December 31, 2006 (904,420 thousand euro at December 31, 2005), include the cumulative effects of revaluations of prior periods. The increase for the year came to 164,919 thousand euro and concerned, for 46,165 thousand euro, the net profit allocation and the IAS adjustments of the previous year and, for 118,754 thousand euro, the change in reserves under IAS no. 39, net of the related tax effect.

Other reserves include:

- 377,682 thousand euro, of the undistributable reserve deriving from the spin-off that took place in 1999. This reserve becomes available for distribution as the transferee companies amortise the higher values that led to the gain on transfer;

- 231,055 thousand euro, of the restricted and undistributable reserve under arts. 6,1, letter b), and 7 of Decree 38 of February 28, 2005, for the valuation of the available for sale captions;
- 23,015 thousand euro, relating to application of the fair value option (IAS no. 39), net of the tax effect.

## D 5) Net profit for the year

Net profit amounts to 176.703 thousand euro.

Please note that total provisions, amortisation, depreciation and value adjustments made pursuant to art. 109.4 letter B of the Income Tax Consolidation Act amount to 76,008 thousand euro, net of the reserve for deferred taxation for the amounts that have been deducted.

# E) Liabilities

## E 1) Non-current liabilities

### E1 – 1) Medium/long term financial liabilities

| thousands of euro | Balance at 12.31.2005 | Changes during the year | Balance at 12.31.2006 |
|---|---|---|---|
| Non-convertible bonds | 534,350 | (26,700) | 507,650 |
| Convertible bonds | – | – | – |
| Payables to shareholders for loans | – | – | – |
| Due to banks | 717,309 | 83,794 | 801,103 |
| Due to other providers of finance | – | – | – |
| Derivatives | – | – | – |
| Finance lease payables | 30,355 | (5,700) | 24,655 |
| Securities issued | – | – | – |
| Total | 1,282,014 | 51,394 | 1,333,408 |

Medium/long-term financial liabilities amount to 1,333,408 thousand euro (1,282,014 thousand euro at December 31, 2005) and increase by 51,394 thousand euro, as detailed below:

- a decrease of 26,700 thousand euro, which relates to the valuation at fair value at December 31, 2006 of the non-convertible bond loan issued by AEM S.p.A. in October 2003 and placed on the international Eurobond market. We would like to point out that in current assets, current derivatives include the valuation at fair value of the derivative hedging the interest rate risk on the bond loan;

| thousands of euro | Expiry | Nominal value in circulation | Amortised cost | Fair value |
|---|---|---|---|---|
| AEM S.p.A. | 2013 | 500,000 | 498,074 | 507,650 |

- the increase in medium/long-term payables to banks of 83,794 thousand euro because of an increase in the portion of the drawdowns of revolving lines of credit falling due beyond 12 months, as a result of their renegotiation, partly offset by the reclassification to current liabilities of the portion of amounts due to banks falling due in the short term;
- the decrease of 5,700 thousand euro in lease payables mainly due to the reclassification under financial liabilities - current portion of payables to leasing companies for sale and lease-back transactions made by AEM S.p.A. in 2001 on the building located in Corso di Porta Vittoria, in Milan.

The section "Other information" illustrates the nature and the content of medium/long-term loans.

### E1 – 2) Deferred tax liabilities

| thousands of euro | Balance at 12.31.2005 | Changes during the year | Balance at 12.31.2006 |
|---|---|---|---|
| **Deferred tax liabilities** | 61,410 | 8,119 | 69,529 |

This caption includes the changes made to the financial statements to eliminate interference on the part of adjustments and provisions made solely for tax purposes ("defiscalisation") and the provision for deferred tax liabilities for IRES and IRAP, which will be in force at the time the temporary differences that generated them reverse.

### E1 – 3) Employee benefits

| thousands of euro | Balance at 12.31.2005 | Changes during the year | Balance at 12.31.2006 |
|---|---|---|---|
| **Employee benefits** | 92,602 | 13,827 | 106,429 |

At December 31, 2006 this caption amounts to 106,429 thousand euro (92,602 thousand euro at December 31, 2005) and is made up of:

- Severance indemnities

  Severance indemnities represent a form of personnel remuneration which is paid on a deferred basis when the person leaves the company. It accrues in proportion to the duration of the employment relationship and for the company represents an additional element in the purchase of labour.

  This amounts to 22,120 thousand euro (19,635 thousand euro at December 31, 2005) and includes the total liability for severance indemnities accrued by employees on the books at December 31, 2006, net of advances as per article 1 of Law 297 of May 29, 1982. It also includes the liability for payments in lieu of notice accrued by entitled employees, hired before February 1, 1983 and still on the payroll at the end of the period.

  In line with IAS 19, this item has been determined according to the "projected unit credit method" which calculates the liability in proportion to the years of service already matured at the balance sheet date, compared with the total period of service that could be rendered.

  The decrease compared with the previous year amounts to 2,485 thousand euro and is due to the difference between provisions for the year, utilisations and other changes.

The main assumptions used in the actuarial estimate of the severance indemnity provision are as follows:

| | 2006 | 2005 |
|---|---|---|
| Discount rate | min. 4.00% - max. 4.50% | min. 4.00% - max. 4.50% |
| Rate of increase in labour cost | min. 2.00% - max. 3.50% | min. 2.00% - max. 3.50% |
| Annual inflation rate | min. 1.50% - max. 2.00% | min. 1.50% - max. 2.00% |

- Employee benefits

  This amounts to 84,309 thousand euro (72,967 thousand euro at December 31, 2005) and is made up of:

  - 40,641 thousand euro (33,118 thousand euro at December 31, 2005) for the discounts that employees receive on electricity and gas and the additional months' pay which relates to the fidelity bonus;
  - 39,942 thousand euro (36,316 thousand euro at December 31, 2005), being a provision for the present value, based on actuarial calculations, of the liability to retired former employees, who are entitled to a supplementary pension out of the Premungas fund, and to employees whose entitlement is currently accruing;

- 3,726 thousand euro (3,533 thousand euro at December 31, 2005) for the present value, calculated on an actuarial basis, of payments in lieu of notice which are accruing and will be paid to employees who are entitled to them on termination of their employment; The methods of calculating the amount of this provision are already in line with the requirements of IAS 19.

The main assumptions used in the actuarial estimate of the severance indemnity provision are as follows:

| | 2006 | 2005 |
|---|---|---|
| Discount rate | min. 4.00% - max. 4.50% | min. 4.00% - max. 4.50% |
| Rate of increase in labour cost | min. 2.00% - max. 3.50% | min. 2.00% - max. 3.50% |
| Annual inflation rate | min. 1.50% - max. 2.00% | min. 1.50% - max. 2.00% |

Changes during the year are shown in the following table:

| thousands of euro | Balance at 12.31.2005 | Provision | Utilisations | Reclassification | Other changes | Balance at 12.31.2006 |
|---|---|---|---|---|---|---|
| Severance indemnities | 19,366 | 1,558 | (1,783) | - | 2,718 | 21,859 |
| Payments in lieu of notice | 269 | - | - | 28 | (36) | 261 |
| Employee benefits | 72,967 | 17,255 | (4,932) | (28) | (953) | 84,309 |
| Total | 92,602 | 18,813 | (6,715) | - | 1,729 | 106,429 |

### E1 – 4) Provisions for risks

| thousands of euro | Balance at 12.31.2005 | Provision | Utilisations | Other changes | Balance at 12.31.2006 |
|---|---|---|---|---|---|
| **Provisions for risks** | 62,965 | 10,102 | (810) | (358) | 71,899 |

At December 31, 2006 these provisions amount to 71,899 thousand euro (62,965 thousand December 31, 2005) and refer to:

- potential charges relating to an outstanding dispute with local entities regarding local taxes, outstanding disputes with social security institutions and contingencies relating to water off-take surcharges, for a total of 71,824 thousand euro (62,385 thousand euro at December 31, 2005);
- provisions for outstanding disputes with personnel for 75 thousand euro (580 thousand euro at December 31, 2005).

### E1 – 5) Other non-current liabilities

| thousands of euro | Balance at 12.31.2005 | Changes during the year | Balance at 12.31.2006 |
|---|---|---|---|
| Other non-current liabilities | 94,318 | (94,318) | - |

At December 31, 2006 this caption amounts to zero (94,318 thousand euro at December 31, 2005); The decrease is due to the reclassification under current liabilities of the payable to financing shareholders of Edipower S.p.A. relating to the "put & call" options for the portions pertaining to AEM S.p.A. (4%) exercisable in 2007.

## E 2) Current liabilities

### E2 – 1) Trade and other payables

| thousands of euro | Balance at 12.31.2005 | Changes during the year | Balance at 12.31.2006 |
|---|---|---|---|
| Advances | 28,510 | (26,055) | 2,455 |
| Trade payables | 82,123 | (18,756) | 63,367 |
| Trade payables to related parties: | 47,404 | 7,157 | 54,561 |
| – parent entity | 342 | 50 | 392 |
| – subsidiaries | 44,099 | 7,644 | 51,743 |
| – associates | 2,963 | (537) | 2,426 |
| Payables to social security institutions | 8,417 | 123 | 8,540 |
| Other payables | 13,367 | 98,387 | 111,754 |
| Total | 179,821 | 60,856 | 240,677 |

Trade and other payables amount to 240,677 thousand euro (179,821 thousand euro at December 31, 2005) and report an increase of 60,856 thousand euro as a result of the following:

- the decrease, 26,055 thousand euro, in advances from customers mainly due to a decline in advance payments paid by the Municipality of Milan;
- the decrease, 18,756 thousand euro, in the exposure to suppliers;
- the increase, 50 thousand euro, in payables to the Municipality of Milan;
- the increase, 7,644 thousand euro, in payables to subsidiaries;
- the decrease, 537 thousand euro, in payables to associates;
- the increase, 123 thousand euro, in payables to social security institutions;

- the increase, 98,387 thousand euro, in other payables mainly due to reclassification of the payable to the shareholders of Edipower S.p.A. relating to AEM's share of the "put & call" options (4%) from "Other non-current liabilities".

### E2 – 2) Tax liabilities

| thousands of euro | Balance at 12.31.2005 | Changes during the year | Balance at 12.31.2006 |
|---|---|---|---|
| Tax liabilities | 48,396 | (34,540) | 13,856 |

Taxes payables amount to 13,856 thousand euro (48,396 thousand euro at December 31, 2005) and show a decrease of 34,540 thousand euro, mainly due to lower payables to the tax authorities for current taxes due to advances paid during the year.
These taxes are all due within one year.

### E2 – 3) Short-term financial liabilities

| thousands of euro | Balance at 12.31.2005 | Changes during the year | Balance at 12.31.2006 |
|---|---|---|---|
| Non-convertible bonds | – | – | – |
| Convertible bonds | – | – | – |
| Payables to shareholders for loans | – | – | – |
| Due to banks | 582,483 | (475,040) | 107,443 |
| Due to other providers of finance | – | – | – |
| Derivatives | 1,157 | (1,157) | – |
| Finance lease payables | 5,275 | 240 | 5,515 |
| Securities issued | – | – | – |
| Financial payables to related parties | 172,236 | (20,802) | 151,434 |
| **Total** | **761,151** | **(496,759)** | **264,392** |

Short-term financial liabilities amount to 264,392 thousand euro (761,151 thousand euro at December 31, 2005) and decrease by 496,759 thousand euro due to:

- a decrease of 475,040 thousand euro in amounts due to banks mainly for lower payables for revolving credit lines, mainly as a result of the reduction in net debt;
- a decrease amounting to 1,157 thousand euro, in the amount of derivatives which at December 31, 2006 show a zero balance;

- an increase of 240 thousand euro in financial lease payables mainly because of reclassification of the current portion of the residual payable, net of the repayments made in 2006;
- the decrease of 20,802 thousand euro, in financial payables from related parties concerning the fall in the balance on the current account which regulates financial dealings between AEM S.p.A. and the Municipality of Milan, partly offset by the increase in financial payables to subsidiaries.

The section "Other information" illustrates the nature and the content of short-term loans.

**E2 – 4) Other liabilities**

| thousands of euro | Balance at 12.31.2005 | Changes during the year | Balance at 12.31.2006 |
|---|---|---|---|
| **Other liabilities** | **4,850** | **1,364** | **6,214** |

At December 31, 2006 this caption amounted to 6,214 thousand euro (4,850 thousand euro at December 31, 2005) and essentially refers to services already invoiced, but pertaining to future periods.

This caption includes the future benefit on the portions assigned to production plant for emissions of polluting substances in compliance with the Kyoto Protocol.

## G) Net financial debt

**(pursuant to CONSOB Communication no. DEM/6064293 of July 28 2006)**

The following table gives details of net financial debt:

| thousands of euro | 12.31.2006 | 12.31.2005 | Changes |
|---|---|---|---|
| Bonds - non-current portion | 507,650 | 534,350 | (26,700) |
| Bank loans - non-current portion | 801,103 | 717,309 | 83,794 |
| Finance leases - non-current portion | 24,655 | 30,355 | (5,700) |
| **Total medium/long-term debt** | **1,333,408** | [illegible] | **51,394** |
| Non-current financial assets to related parties | (1,137) | (1,055) | (82) |
| **Medium/long-term loans** | **(1,137)** | [illegible] | **(82)** |
| **Total net non-current debt** | **1,332,271** | **1,280,959** | **51,312** |
| Bank loans - current portion | 107,443 | 582,484 | (475,041) |
| Finance leases - current portion | 5,515 | 5,275 | 240 |
| Financial liabilities - parent entity | 24,526 | 70,474 | (45,948) |
| Financial liabilities - current portion | | 1,157 | (1,157) |
| Current financial liabilities to related parties | 126,908 | 101,762 | 25,146 |
| **Total short-term debt** | **264,392** | [illegible] | **(496,760)** |
| Current financial assets | (27,168) | (34,395) | 7,227 |
| Current financial assets to related parties | (93,109) | (274,475) | 181,366 |
| **Total short-term financial receivables** | **(120,277)** | [illegible] | **188,593** |
| **Cash and cash equivalents** | **(5,003)** | **(13,543)** | **8,540** |
| **Total net current debt** | **139,112** | **438,739** | **(299,627)** |
| **Net debt** | **1,471,383** | **1,719,698** | **(248,315)** |

Note that the section entitled "Summary of results, assets and liabilities and financial position" in the report on operations includes comments on the cash flow statement, while details on related party transactions are given in note no. 17.

As required by IFRS 5, the net results of the sale of the investments in Metroweb S.p.A., Serenissima Gas S.p.A. and Serenissima Energia S.r.l. and the valuation of the investment in Mestni Plinovodi d.o.o. are shown under the heading "Net result of non-current assets sold or held for sale".

## 1) Revenues

Revenues at December 31, 2006 amount to 322,316 thousand euro (295,570 thousand euro at December 31, 2005). The breakdown of the more important revenue items is as follows.

### 1.1 Revenues from sales

| Revenues from sales<br>thousands of euro | 12.31.2006 | 12.31.2005 |
|---|---|---|
| Sale of electricity | 5,989 | 456 |
| Sales of electricity to subsidiaries | 855 | 1,127 |
| Sales of materials to subsidiaries | – | 77 |
| Total revenues from sales | 6,844 | 1,660 |

Revenues from sales amount to 6,844 thousand euro (1,660 thousand euro at December 31, 2005) and relate to:

- revenues from the sale to the Sole Buyer of power produced by the Boscaccia, Braulio, Grosotto and the new Viola Canal plants, for 77 million kWh, for 5,989 thousand euro (456 thousand euro at the end of the previous year);
- 855 thousand euro (1,127 thousand euro at December 31, 2005), revenues for sale of heat to AEM Calore & Servizi S.p.A. for 13.7 million thermal kWh (9.3 million thermal kWh at December 31, 2005). In the previous year this caption also included the sale of electricity, amounting to 12.4 million kWh, to AEM Trading S.r.l..

At December 31, 2006 there are no revenues for sales of materials to subsidiaries, which at December 31, 2005 showed a balance of 77 thousand euro.

## 1.2 Revenues from services

| Revenues from services thousands of euro | 12.31.2006 | 12.31.2005 |
| --- | --- | --- |
| Services on behalf of customers and third parties | 9,832 | 18,102 |
| Services rendered to the parent entity | 25,560 | 24,917 |
| Services to subsidiaries | 109,134 | 97,008 |
| Services to associates | 737 | 1,138 |
| Total revenues from services | 145,263 | 141,165 |

Revenues from services amount to 145,263 thousand euro (141,165 thousand euro at December 31, 2005) and relate to:

- revenues for services on behalf of third parties which mainly comprise the recharge to ASM Brescia S.p.A. of the portion of operating costs and capital expenditure on the Cassano d'Adda power station, 9,832 thousand euro (18,102 thousand euro at December 31, 2005). The decrease compared with December 31, 2005 amounts to 8,270 thousand euro and is due to a decrease in revenues from ASM Brescia S.p.A., partly offset by an increase in revenues from services to third parties;
- revenues from services in favour of the Municipality of Milan which essentially refer to the installation and management of public illumination plants and urban traffic light systems, 25,560 thousand euro (24,917 thousand euro at December 31, 2005);
- revenues from services to subsidiaries for administrative, tax, legal, management and technical services provided by AEM S.p.A. to Group companies, in relation to the contracts signed with them and the sale of green certificates to AEM Trading S.r.l. for 109,134 thousand euro (97,008 thousand euro at December 31, 2005). The increase of 12,126 thousand euro is mainly due to higher revenues from AEM Trading S.r.l. for the sale of green certificates relating to hydroelectric plants, partly offset by a decrease in services to other subsidiaries, also because of the sale of investments during the year;
- revenues for services to associates for 737 thousand euro (1,138 thousand euro at the end of the previous year), for services rendered to the associates Malpensa Energia S.r.l., Plurigas S.p.A. and e-Utile S.p.A..

## 1.3 Other operating income

| Other operating income thousands of euro | 12.31.2006 | 12.31.2005 |
|---|---|---|
| Rents paid by subsidiaries | 158,854 | 125,892 |
| Rents paid by associates | 969 | 865 |
| Excess risk provisions | 535 | 655 |
| Other revenues | 5,521 | 5,688 |
| Other revenues from subsidiaries | 4,330 | 1,047 |
| Total other revenues and income | 170,209 | 134,147 |

Other operating income amounts to 170,209 thousand euro (134,147 thousand euro at December 31, 2005) and refers to:

- rents paid by subsidiaries, 158,854 thousand euro (125,892 thousand euro at December 31, 2005), essentially refer to the rent of the hydroelectric and thermoelectric plants to AEM Trading S.r.l.;
- rents paid by associates of 969 thousand euro (865 thousand euro at December 31, 2005);
- overprovision of certain reserves for specific risks, 535 thousand euro (655 thousand euro at December 31, 2005);
- miscellaneous revenues and income, which amount to 5,521 thousand euro (5,688 thousand euro at December 31, 2005), essentially refer to out-of-period income for overprovisions in prior years, to the sale of emission rights to third parties, to reimbursements for damages and penalties recognised by users, insurance companies and individuals and to sales of appliances and materials;
- revenues and miscellaneous income from subsidiaries relating principally to the sale of emission rights to AEM Trading S.r.l., as well as out-of-period income for differences in prior-year intercompany provisions for 4,330 thousand euro (1,047 thousand euro at December 31, 2005).

## 1.4 Other non-recurring income

| Other non-recurring income thousands of euro | 12.31.2006 | 12.31.2005 |
|---|---|---|
| Other non-recurring income | – | 18,598 |

At December 31, 2006 this caption shows a zero balance, whereas at December 31, 2005 it had a balance of 18,598 thousand euro, which related to reimbursement of the tax on hydroelectric yield for 2001 following publication of resolution 73/05 by the Authority for Electricity and Gas.

## 2) Operating costs

Operating costs at December 31, 2006 amount to 125,339 thousand euro (136,624 thousand euro at December 31, 2005). The main items in this caption are commented on below.

### 2.1 Raw materials and consumables used

| Raw materials and consumables used thousands of euro | 12.31.2006 | 12.31.2005 |
| --- | --- | --- |
| Purchases of other fuel | 891 | 901 |
| Purchases of materials | 2,735 | 4,497 |
| Purchases of materials from subsidiaries | 238 | 123 |
| Change in inventories of materials | (1) | 48 |
| Total raw materials and consumables used | 3,863 | 5,569 |

The cost for purchasing raw and other materials and goods amounted to 3,863 thousand euro (5,569 thousand euro at December 31, 2005) and relate to:

- 891 thousand euro (901 thousand euro in 2005), for purchases of other fuel;
- 2,735 thousand euro (4,497 thousand euro in 2005) for the purchase of materials, shown in the financial statements net of capitalised costs relating to investments made during the year;
- 238 thousand euro (123 thousand euro at December 31, 2005) for the purchase of materials from the subsidiary AEM Elettricità S.p.A.;
- changes in inventories of materials show a negative balance of 1 thousand euro (positive for 48 thousand euro at December 31, 2005).

## 2.2 Services

| Services thousands of euro | 12.31.2006 | 12.31.2005 |
| --- | --- | --- |
| Electricity delivering and transmission charges | 33 | 24 |
| Subcontracted work | 13,182 | 23,267 |
| Services | 29,930 | 28,979 |
| Services from subsidiaries | 39,979 | 39,975 |
| Services from associates | 14,175 | 14,129 |
| Total services used | 97,299 | 106,374 |

Services amount to 97,299 thousand euro (106,374 thousand euro at December 31, 2005) and relate to:

- 33 thousand euro (24 thousand euro at December 31, 2005) for the delivery of electricity;
- 13,182 thousand euro (23,267 thousand euro at December 31, 2005) for subcontracted work net of capitalised expenses, mainly on maintenance and repairs of Company assets;
- 29,930 thousand euro (28,979 thousand euro at December 31, 2005) for other costs, net of capitalised expenses, on professional services, mostly referring to legal, fiscal and technical consulting, and to the cost of surveillance services, communication activities, insurance coverage and other services, as well as statutory auditors' fees (for details, see attachment 7 to this report);
- 39,979 thousand euro (39,975 thousand euro at December 31, 2005) for services from subsidiaries, net of capitalised expenses, relating to:
  - 28,077 thousand euro (28,312 thousand euro in the previous year) for services received from AEM Elettricità S.p.A. for construction and maintenance work on urban illumination and traffic light systems in the Municipality of Milan, ordered from the subsidiary after this business had been transferred to it;
  - 6,088 thousand euro (6,217 thousand euro at December 31, 2005) of services received from AEM Calore & Servizi S.p.A. for management and maintenance of the company's buildings;
  - 532 thousand euro (726 thousand euro in 2005) of services received from AEM Energia S.p.A. and the purchase of natural gas for internal consumption from the same subsidiary;
  - 45 thousand euro (383 thousand euro at December 31, 2005) for various services received from AEM Gas S.p.A.;

- 232 thousand euro (427 thousand euro at the end of the previous year) for services received from AEM Service S.r.l. including credit recovery and front-office and back-office activities;
- 5,005 thousand euro (3,494 thousand euro at December 31, 2005) for various services received from AEM Trading S.r.l., principally relating to recharges of negative mismatches for the electricity produced by AEM S.p.A.'s power stations and injected into the network.

In the previous year, this caption included 416 thousand euro of services from Metroweb S.p.A. and AEM Trasmissione S.p.A., both of which were sold during the year.

- 14,175 thousand euro (14,129 thousand euro at December 31, 2004) for services from associates, net of capitalised expenses, for IT services provided by the associate e-Utile S.p.A..

## 2.3 Other operating costs

| Other operating costs thousands of euro | 12.31.2006 | 12.31.2005 |
|---|---|---|
| Use of third-party assets | 1,818 | 2,197 |
| Use of assets of subsidiaries | – | 89 |
| Water taxes, duties and fees | 17,565 | 13,680 |
| Other expenses | 4,626 | 8,682 |
| Other expenses from subsidiaries | 168 | 33 |
| Total other operating costsi | 24,177 | 24,681 |

Other operating costs at December 31, 2006 amount to 24,177 thousand euro (24,681 thousand euro at December 31, 2005) and are made up as follows:

- use of third-party assets for 1,818 thousand euro (2,197 thousand euro at December 31, 2005) which mainly relate to the annual licence fee for applications software and car rentals;
- taxes and water fees of 17,565 thousand euro (13,680 thousand euro at December 31, 2005) which essentially refer to the water fees paid to other entities and other taxes, which mainly consist of ICI and COSAP;
- other operating expenses of 4,626 thousand euro (8,682 thousand euro at December 31, 2005) which are general expenses mainly relating to membership fees paid to various entities, contributions and gifts to various recipients, as well as out-of-period expenses and underprovisions from prior years;

- out-of-period expenses from subsidiaries of 168 thousand euro (33 thousand euro at December 31, 2005).

At December 31, 2005 this caption included 89 thousand euro of rental expenses from the subsidiary AEM Elettricità S.p.A..

## 3) Labour costs

At December 31, 2006 labour cost, net of capitalised expenses, came to 66,951 thousand euro (54,005 thousand euro at December 31, 2005), made up as follows:

| Labour costs<br>thousands of euro | 12.31.2006 | 12.31.2005 |
|---|---|---|
| Wages and salaries | 30,767 | 27,276 |
| Social security charges | 9,380 | 8,852 |
| Severance indemnities | 2,068 | 2,337 |
| Retirement benefits and similar provisions | – | – |
| Other costs | 24,736 | 15,540 |
| **Total labour costs** | **66,951** | **54,005** |

The increase in labour cost of 12,946 thousand euro is essentially due to the provisions made during the year to the Premungas pension fund, the discount granted to employees on gas and electricity, and the increase in costs deriving from new hires, promotions and contractual renewals.

The average number of employees is analysed below by grade:

| | 2006 | | | 2005 | | |
|---|---|---|---|---|---|---|
| | Electricity | Gas | Total | Electricity | Gas | Total |
| Managers | 24 | – | 24 | 21 | – | 21 |
| Supervisors | 53 | 19 | 72 | 53 | 19 | 72 |
| White-collar workers | 449 | 172 | 621 | 392 | 146 | 538 |
| Blue-collar workers | 133 | 1 | 134 | 149 | 2 | 151 |
| **Total** | **659** | **192** | **851** | **615** | **167** | **782** |

This item also includes the directors' fees paid by AEM S.p.A., as detailed in attachment 6 to these notes.

## 4) Gross profit from operations

In light of these movements, the gross profit from operations at December 31, 2006 amounts to 130,026 thousand euro (104,942 thousand euro at December 31, 2005).

## 5) Depreciation and amortisation, provisions and writedowns

| Depreciation and amortisation, provisions and writedowns thousands of euro | 12.31.2006 | 12.31.2005 |
|---|---|---|
| Amortisation of intangible assets | 4,793 | 4,107 |
| Depreciation of property, plant and equipment, of which: | 41,395 | 35,193 |
| *– 1. ordinary depreciation* | *27,383* | *21,933* |
| *– 2. depreciation of transferable assets* | *14,012* | *13,260* |
| Other writedowns of non-current assets | – | 173 |
| Writedown of receivables included among current assets and liquid funds | 84 | 10 |
| Provisions for risks and charges | 10,102 | 40,022 |
| Total depreciation and amortisation, provisions and writedowns | 56,374 | 79,505 |

Depreciation and amortisation, provisions and writedowns amount to 56,374 thousand euro (79,505 thousand euro at December 31, 2005) and are made up as follows:

- amortisation of 4,793 thousand euro (4,107 thousand euro at December 31, 2005); this is the amortisation charge for the year of the costs incurred to purchase applications software;
- depreciation of 41,395 thousand euro (35,193 thousand euro at December 31, 2005), of which 14,012 thousand euro (13,260 thousand euro at December 31, 2005) for depreciation of freely transferable assets. The increase in depreciation compared over the year is attributable to the start-up of the new plants during 2006. Depreciation is calculated on the basis of rates that reflect the residual useful life of the assets concerned. Freely transferable assets (hydroelectric works) are depreciated over the residual life of the concession, based on current regulations. The depreciation relates to leasehold improvements, such as maintenance on the building in Corso di Porta Vittoria, Milan, which are amortised over the duration of the lease-back contract;
- the writedown of receivables included in current assets, for 84 thousand euro (10 thousand euro at December 31, 2005), in order to adjust receivables from customers to their estimated realisable value;

- provisions for risks and charges of 10,102 thousand euro (40,022 thousand euro at December 31, 2005) mainly for disputes with social security institutions and local government entities.

At December 31, 2005 this caption included writedowns of property, plant and equipment of 173 thousand euro.

## 6) Profit from operations

As a result of the above, profit from operations amounts to 73,653 thousand euro (25,437 thousand euro at December 31, 2005).

## 12) Financial costs

Financial costs show a positive balance of 83,864 thousand euro (141,801 thousand euro at December 31, 2005). At December 31, 2005 financial costs included the gain of 50,272 thousand euro realised on the sale of the investment in Fastweb S.p.A..

Significant items are analysed in notes 7, 8, 9, 10 and 11 below.

## 7) Gains/losses on revaluation of financial assets available for sale

| Gains/losses on revaluation of financial assets available for sale thousands of euro | 12.31.2006 | 12.31.2005 |
|---|---|---|
| Income from revaluations of financial assets | – | 472 |
| *a) Of investments* | – | 472 |
| Losses from revaluations of financial assets | – | – |
| *a) Of investments* | – | – |
| Total gains/losses on revaluation of financial assets available for sale | – | 472 |

Gains/losses on revaluation of financial assets show a zero balance at December 31, 2006 (a positive balance of 472 thousand euro at December 31, 2005), for the valuation of the investment in Aem Torino S.p.A..

## 8) Other gains/losses on derivatives

| Other gains (losses) from derivatives thousands of euro | 12.31.2006 | 12.31.2005 |
|---|---|---|
| Income on financial derivatives | 23,994 | 12,194 |
| Charges on financial derivatives | 396 | 472 |
| Total other gains/losses on derivatives | 23,598 | 11,722 |

This caption shows a positive balance amounting to 23,598 thousand euro (11,722 thousand euro at December 31, 2005), made up as follows:

- gains on derivatives for 23,994 million euro (12,194 million euro at December 31, 2005), which refer to the positive effect of the fair value of the bond loan and of the derivatives on the revolving lines of AEM S.p.A., net of the negative effect of fair value of the derivative on the interest rate risk of the bond loan;
- charges on derivatives for 396 thousand euro (472 thousand euro at December 31, 2005) which essentially relate to the fair value of the derivative subscribed by AEM S.p.A. on the loan granted by Cassa Depositi e Prestiti to AEM Elettricità S.p.A..

The section "Other information" illustrates the nature and content of the derivatives.

## 9) Non-recurring gains/losses on the elimination of financial assets available for sale

| Non-recurring gains/losses on the elimination of financial assets available for sale thousands of euro | 12.31.2006 | 12.31.2005 |
|---|---|---|
| Gains on disposal of financial assets | 337 | 50,272 |
| Losses on disposal of financial assets | - | - |
| Total non-recurring gains/losses on the elimination of financial assets available for sale | 337 | 50,272 |

At December 31, 2006 the gains on disposal of financial assets amount to 337 thousand euro (50,272 thousand euro at December 31, 2005) and relate to gains realised on the sale of another portion of the investment in Zincar S.r.l. and the investment in AEM Torino S.p.A..

At December 31, 2005 this caption, which showed a balance of 50,272 thousand euro, related to the gains realised on the disposal of the investments in Fastweb S.p.A. and Zincar S.r.l..

## 10) Financial charges

| Financial charges thousands of euro | 12.31.2006 | 12.31.2005 |
|---|---|---|
| Interest on current account with subsidiaries | 3,956 | 7,469 |
| Interest on current account with associates | – | 11 |
| Interest expense on current account with the parent entity | 1,485 | 1,793 |
| Other: | 70,306 | 52,344 |
| *Interest on bond loan* | *24,375* | *24,375* |
| *Miscellaneous* | *45,931* | *27,969* |
| **Total financial charges** | **75,747** | **61,617** |

Financial charges total 75,747 thousand euro (61,617 thousand euro at December 31, 2005) and relate principally to:

- interest on current account with subsidiaries of 3,956 thousand euro (7,469 thousand euro in 2005) for interest accrued on intercompany current accounts;
- interest on current account with the parent entity of 1,485 thousand euro (1,793 thousand euro at the end of the previous year) for financial charges accrued on the current account with the Municipality of Milan, which is used to settle financial transactions with AEM S.p.A.;
- financial charges of 70,306 thousand euro (52,344 thousand euro at December 31, 2005), mainly bond loan interest, as well as interest for the year on the revolving lines of credit arranged with various banks; the increase of 17,962 thousand euro is due to the higher average level of debt during the year, compared with the previous year.

At December 31, 2005, this caption included 11 thousand euro of interest on current account with the associate Zincar S.r.l. for financial charges relating to the current account contract that applied up to June 2005.

## 11) Income/losses from financial assets

| Income (losses) from financial assets thousands of euro | 12.31.2006 | 12.31.2005 |
|---|---|---|
| 11.1) Dividend income | 126,861 | 126,808 |
| 11.2) Income from receivables/securities included in non-current assets | 419 | 564 |
| 11.3) Income from receivables/securities included in current assets | 8,403 | 13,759 |
| 11.4) Exchange gains and losses | (8) | (180) |
| **Total income (losses) from financial assets** | **135,675** | **140,951** |

Income from financial assets, at December 31, 2006, total 135,675 thousand euro (140,951 thousand euro at December 31, 2005) and relates to:

- dividend income of 126,861 thousand euro (126,808 thousand euro at December 31, 2005) which relates to dividends distributed by the subsidiaries for 111,260 thousand euro, by the associates for 12,110 thousand euro and from certain other investments held by AEM S.p.A. for 3,491 thousand euro;
- income from receivables/securities included in current assets of 419 million euro (564 thousand euro at December 31, 2005), and relates to interest on fixed-income securities and other receivables;
- income from receivables/securities included in current assets for 8,403 thousand euro (13,759 thousand euro at December 31, 2005), which concern interest on current account with subsidiaries of 1,588 thousand euro (10,550 thousand euro at December 31, 2005) and interest on bank deposits and miscellaneous receivables of 6,815 thousand euro (3,209 thousand euro at December 31, 2005);
- exchange gains/losses which show a negative balance of 8 thousand euro (a negative balance of 180 thousand euro at December 31, 2005) deriving from the difference between exchange gains of 519 thousand euro and losses of 527 thousand euro.

## 13) Gains (losses) on disposal of property, plant and equipment

| thousands of euro | 12.31.2006 | 12.31.2005 |
| --- | --- | --- |
| Gains (losses) on disposal of property, plant and equipment | (2,733) | (2,462) |

At December 31, 2006 they show a negative balance of 2,733 thousand euro (negative balance of 2,462 thousand euro at December 31, 2005) and relate to losses on disposal of fixed assets, mainly plant parts at the Grosio and Premadio power stations.

## 14) Income tax expense

| Income tax expense thousands of euro | 12.31.2006 | 12.31.2005 |
|---|---|---|
| Current taxes | 13,511 | 2,821 |
| Deferred tax assets | 956 | (18,315) |
| Deferred tax liabilities | 5,616 | 20,295 |
| **Total income tax expense** | **20,083** | **4,801** |
| Current taxes allocated to caption 15 | 1,804 | - |
| **Total taxes during the year** | **21,887** | **4,801** |

The following table shows the breakdown of deferred tax assets and liabilities:

| thousands of euro | Financial statements 12.31.2006 |
|---|---|
| **Deferred tax liabilities:** | |
| Value differences in property, plant and equipment | 42,779 |
| Adoption of the finance lease standard (IAS 17) | 5,855 |
| Adoption of the financial instruments standard (IAS 39) | 9,494 |
| Other deferred tax liabilities | 11,401 |
| **Total reserve for deferred taxation (A)** | **69,529** |
| **Deferred tax assets** | |
| Prior year tax losses | – |
| Taxed risk provisions | 48,907 |
| Depreciation, amortisation and writedowns of non-current assets | 5,422 |
| Adoption of the financial instruments standard (IAS 39) | 12,244 |
| Other deferred tax assets | 3,417 |
| **Total deferred tax assets (B)** | **69,991** |

Note that for IRES purposes, the following companies file for tax on a consolidated basis, together with AEM S.p.A., in accordance with arts. 117-129 of Decree 917/86: AEM Gas S.p.A., AEM Calore e Servizi S.p.A., AEM Energia S.p.A., AEM Trading S.r.l., Aem Service S.r.l., and Delmi S.p.A..

To this end, a contract has been stipulated with each subsidiary to regulate the tax benefits and burdens transferred, with specific reference to current items.

As regards changes in the scope of consolidation, note that from 2006 the following companies no longer file for tax on a consolidated basis: Metroweb S.p.A., Serenissima Gas S.p.A., Serenissima Energia S.r.l. and AEM Trasmissione S.p.A., as they are no longer controlled by AEM S.p.A..

Deferred tax assets and liabilities determined at the time subsidiaries calculate their taxable income, again only for IRES purposes, are not transferred to the parent company, AEM S.p.A., but booked to the income statement of the individual subsidiary every time there is a real divergence between their taxable income and statutory pre-tax income due to the presence of temporary differences. The deferred tax assets and liabilities shown in the income statement of AEM S.p.A. have therefore been calculated exclusively on the temporary differences between its own taxable income and statutory pre-tax income.

In accordance with the interpretation contained in OIC 2 issued in May 2006, the current income tax (IRES) of AEM S.p.A. is calculated on its own taxable income, net of the adjustments for the Group tax return.

Also in compliance with OIC 2, the "income/charges from the consolidated tax filing system", which constitute, respectively, the remuneration/contra-entry for the transfer of a tax loss or taxable income to the parent company AEM, are shown in the balance sheet, unlike at December 31, 2005.

The method of booking income taxes adopted by Plurigas S.p.A. as per art. 115, Finance Consolidation Act, has changed compared with the previous year, in the interests of fiscal transparency.

In fact, based on the instructions given in OIC 2, the taxes calculated on income booked for transparency have all been recognised in the financial statements of the "transparent company" and no longer in those of the member companies.

Regional tax on business activities (IRAP) is not affected by the consolidated tax filing system and has therefore been calculated at a rate of 4.25% on the net production value, suitably adjusted as required by tax law. Deferred tax assets and liabilities are recorded in the income statement to provide a better representation of the tax charge for the period, taking into account the fiscal effects of temporary differences between book net profit and taxable income.

Deferred taxation has been taken into consideration for both IRES and IRAP purposes and deferred tax assets and liabilities are booked according to the balance sheet method.

At December 31, 2006 the income taxes for the year (IRES and IRAP) amount to 21,887 thousand euro (4,801 thousand euro at the end of the previous year), made up as follows:

- 10,222 thousand euro of current IRES;
- 5,094 thousand euro of current IRAP;
- 4,300 thousand euro of deferred tax liabilities for IRES purposes;
- 1,315 thousand euro of deferred tax liabilities for IRAP purposes;
- 1,114 thousand euro of deferred tax assets for IRES purposes;
- as a further adjustment of the previous items, 158 thousand euro of deferred tax assets for IRAP purposes.

The Company has made deductions for tax purposes (i.e. off-the-books) for 2006, pursuant to art. 109.4. b) of Decree 917/86, of 36,816 thousand euro, for higher depreciation and amortisation and higher provisions for bad and doubtful accounts.

Of the main permanent add-backs for IRES purposes we would mention in particular the non-deductible out-of-period expenses of 1,112 thousand euro, the loss on the sale of an investment of 7,775 thousand euro, the costs relating to the sale of investments of 5,152 thousand euro and payments of ICI for 3,310 thousand euro.

The following schedules are reconciliations between the theoretical tax charge and the effective tax charge for IRES and IRAP purposes.

## IRES – Reconciliation between the effective tax charge and the theoretical tax charge

| figures in euro | | |
|---|---|---|
| Income before taxes | 195,443,151 | – |
| Theoretical tax charge | – | 64,496,388 |
| Permanent differences | (141,397,151) | – |
| Income before taxes adjusted for permanent differences | 54,046,448 | – |
| Temporary differences deductible in future years | 29,424,814 | – |
| Temporary differences deductible in future years | (47,177,299) | – |
| Reversal of prior year temporary differences | (5,319,619) | – |
| Taxable income | 30,974,344 | – |
| Current income taxes for the year | – | 10,221,534 |

## IRAP – Reconciliation between the effective tax charge and the theoretical tax charge

| figures in euro | | |
|---|---|---|
| Difference between production value and production costs | 133,780,603 | – |
| Irrelevant costs for IRAP purposes | 22,765,733 | – |
| Total | 156,546,336 | – |
| Theoretical tax charge (at 4.25%) | – | 6,653,219 |
| Temporary differences deductible in future years | 4,377,707 | – |
| Temporary differences deductible in future years | (36,334,535) | – |
| Reversal of prior year temporary differences | (4,730,085) | – |
| Taxable income for IRAP purposes | 119,859,423 | – |
| Current IRAP on income for the year | – | 5,094,025 |

They analyse deferred tax assets and liabilities, together with the movements on equity reserves, as required by IFRS.

## IRES - Deferred tax assets and liabilities pertaining to AEM S.p.A.

## Taxable temporary differences

| Description | Deferred tax liabilities of the previous year | | | Reversals during current year | | |
|---|---|---|---|---|---|---|
| figures in euro | Taxable income | Rate | Tax | Taxable income | Rate | Tax |
| Deferred capital gains (assets) relevant for IRAP purposes | 9,666,167 | 33% | 3,189,835 | 3,394,895 | 33% | 1,120,315 |
| Deferred extraordinary capital gains | 462,185 | 33% | 152,521 | 231,093 | 33% | 76,261 |
| Deductions made off-the-books as per art. 109 ITCA: prior year portion | 86,023,935 | 33% | 28,387,898 | 1,990,972 | 33% | 657,021 |
| Deductions made off-the-books as per art. 109 ITCA: current year portion | - | 33% | - | - | - | - |
| | - | 33% | - | - | 33% | - |
| Total | 96,152,287 | - | 31,730,254 (*) | 5,616,960 | - | 1,853,597 |
| Elimination of lease instalments | 14,629,909 | 33% | 4,827,870 | - | 33% | - |
| Elimination of depreciation on land | 2,596,491 | 33% | 856,842 | - | 33% | - |
| Severance indemnities | 2,413,436 | 33% | 796,433 | - | 33% | - |
| Fair value of bond derivative | 28,148,821 | 33% | 9,289,111 | - | 33% | - |
| Plurigas fiscal transparency | 12,491,036 | 33% | 4,122,042 | 11,724,812 | 33% | 3,869,188 |
| Derivatives | 5,367,648 | 33% | 1,771,324 | 5,367,648 | 33% | 1,771,324 |
| Elimination of bond related charges and deficit | 620,739 | 33% | 204,844 | - | 33% | - |
| PEX (participation exemption) effect on investments | 5,748,636 | 33% | 1,897,050 | - | 33% | - |
| | - | - | - | - | 33% | - |
| Total | 72,016,716 | - | 23,765,516 | 17,092,460 | - | 5,640,512 |

(*) Following the publication of Interpretation Document OIC 2, euro 916,392 of deferred tax liabilities provided for unremunerated consolidated losses was reclassified to payables for consolidated tax filing.

| | Increases during the year | | | Increases/utilisations - equity | | | Total deferred tax liabilities | | |
|---|---|---|---|---|---|---|---|---|---|
| | Taxable income | Rate | Tax | Taxable income | Rate | Tax | Taxable income | Rate | Tax |
| | - | 33% | - | - | 33% | - | 6,271,272 | 33% | 2,069,520 |
| | - | 33% | - | - | 33% | - | 231,092 | 33% | 76,260 |
| | - | 33% | - | - | 33% | - | 84,032,963 | 33% | 27,730,878 |
| | 36,815,660 | 33% | 12,149,168 | - | 33% | - | 36,815,660 | 33% | 12,149,168 |
| | - | 33% | - | - | 33% | - | - | 33% | - |
| | 36,815,660 | | 12,149,168 | - | - | - | 127,350,987 | - | 42,025,826 |
| | - | 33% | - | - | 33% | - | 14,629,909 | 33% | 4,827,870 |
| | - | 33% | - | - | 33% | - | 2,596,491 | 33% | 856,842 |
| | - | 33% | - | - | 33% | - | 2,413,436 | 33% | 796,434 |
| | - | 33% | - | - | 33% | - | 28,148,821 | 33% | 9,289,111 |
| | - | 33% | - | (766,224) | 33% | (252,854) | - | 33% | - |
| | - | 33% | - | - | 33% | - | - | 33% | - |
| | - | 33% | - | - | 33% | - | 620,739 | 33% | 204,844 |
| | - | 33% | - | 11,127,863 | 33% | 3,672,195 | 16,876,499 | 33% | 5,569,245 |
| | - | 33% | - | - | 33% | - | - | 33% | - |
| | - | - | - | 10,361,639 | - | 3,419,341 | 65,285,895 | - | 21,544,345 |

## Deductible temporary differences

| Description<br>figures in euro | Prior year deferred tax assets Taxable income | Rate | Tax | Reversals during current year Taxable income | Rate | Tax |
|---|---|---|---|---|---|---|
| Entertainment expenses | 196,844 | 33% | 64,959 | 94,519 | 33% | 31,191 |
| Statutory depreciation in excess of fiscal depreciation | 3,647,732 | 33% | 1,203,752 | - | 33% | - |
| Provision for inventory obsolescence | 186,475 | 33% | 61,537 | - | 33% | - |
| Writedowns of property, plant and equipment | 7,511,492 | 33% | 2,478,792 | - | 33% | - |
| Provision for bad and doubtful accounts in excess | 478,770 | 33% | 157,994 | 69,712 | 33% | 23,005 |
| Productivity bonus and related charges | 1,001,855 | 33% | 330,612 | 1,001,855 | 33% | 330,612 |
| Back pay and related charges | 243,994 | 33% | 80,518 | 243,994 | 33% | 80,518 |
| Unpaid remuneration to directors | 766,290 | 33% | 252,876 | 766,290 | 33% | 252,876 |
| Writedown of investments D.L. 209/2002 | 3,371,999 | 33% | 1,112,760 | 1,995,762 | 33% | 658,601 |
| Provision for employment risks | 85,272,400 | 33% | 28,139,892 | 541,561 | 33% | 178,715 |
| Provision for risks | 4,238,680 | 33% | 1,398,764 | - | 33% | - |
| Total | 106,916,531 | - | 35,282,455 | 4,713,693 | - | 1,555,519 |
| Interest on Edipower debt | 14,318,058 | 33% | 4,724,959 | 14,220,764 | 33% | 4,692,852 |
| Employee benefits | 34,857,336 | 33% | 11,502,921 | - | 33% | - |
| Application of finance lease method | 5,186,962 | 33% | 1,711,697 | - | 33% | - |
| Higher depreciation for component approach | 1,579,727 | 33% | 521,310 | - | 33% | - |
| Fair value of bond | 36,928,655 | 33% | 12,186,456 | - | 33% | - |
| Plurigas fiscal transparency | 12,092,664 | 33% | 3,990,579 | 11,724,812 | 33% | 3,869,188 |
| Amortised cost on loans | 400,721 | 33% | 132,238 | - | - | - |
| Derivatives | 1,157,203 | 33% | 381,878 | 233,942 | 33% | 77,201 |
| | - | 33% | - | - | 33% | - |
| | 106,521,326 | - | 35,152,038 | 26,179,518 | - | 8,639,241 |

| | Increases during the year | | | Increases/utilisations - equity | | | Total deferred tax assets | | |
|---|---|---|---|---|---|---|---|---|---|
| | Taxable income | Rate | Tax | Taxable income | Rate | Tax | Taxable income | Rate | Tax |
| | 18,850 | 33% | 6,221 | - | 33% | - | 121,176 | 33% | 39,988 |
| | 1,810,703 | 33% | 597,532 | - | 33% | - | 5,458,435 | 33% | 1,801,284 |
| | 21,551 | 33% | 7,112 | - | 33% | - | 208,026 | 33% | 68,649 |
| | - | 33% | - | - | 33% | - | 7,511,492 | 33% | 2,478,792 |
| | - | 33% | - | - | 33% | - | 409,058 | 33% | 134,989 |
| | 1,106,819 | 33% | 365,250 | - | 33% | - | 1,106,819 | 33% | 365,250 |
| | 557,357 | 33% | 183,928 | - | 33% | - | 557,357 | 33% | 183,928 |
| | 931,992 | 33% | 307,557 | - | 33% | - | 931,992 | 33% | 307,557 |
| | - | 33% | - | - | 33% | - | 1,376,237 | 33% | 454,158 |
| | 14,235,770 | 33% | 4,697,804 | - | 33% | - | 98,966,609 | 33% | 32,658,981 |
| | 625,790 | 33% | 206,511 | - | 33% | - | 4,864,470 | 33% | 1,605,275 |
| | 19,308,832 | - | 6,371,915 | - | - | - | 121,511,671 | - | 40,098,851 |
| | - | 33% | - | (97,294) | 33% | (32,10) | - | 33% | - |
| | 10,115,982 | 33% | 3,338,274 | (2,090,231) | 33% | (689,776) | 42,883,087 | 33% | 14,151,419 |
| | - | 33% | - | - | 33% | - | 5,186,962 | 33% | 1,711,697 |
| | - | 33% | - | 5,900 | 33% | 1,947 | 1,585,627 | 33% | 523,257 |
| | - | 33% | - | (225,832) | 33% | (74,525) | 36,702,823 | 33% | 12,111,932 |
| | - | 33% | - | (367,852) | 33% | (121,391) | - | 33% | - |
| | - | | - | - | - | - | 400,721 | 33% | 132,238 |
| | - | 33% | - | (923,261) | 33% | (304,676) | - | - | - |
| | - | 33% | - | - | 33% | - | - | 33% | - |
| | 10,115,982 | - | 3,338,274 | (3,698,570) | - | (1,220,528) | 86,759,220 | - | 28,630,543 |

The following table summarises the utilisations of deferred tax assets and liabilities for IRES purposes relating to Plurigas S.p.A. ("transparent company"), which are now accounted for in the books of the company in accordance with the interpretation contained in OIC 2.

## IRES - Timing difference relating to plurigas s.p.a. under the fiscal transparency regime

### Taxable temporary differences

| Description | Deferred tax liabilities of the previous year | | | | |
|---|---|---|---|---|---|
| figures in euro | Taxable income | Rate | Tax | Q. AEM (40%) | |
| Deductions made off-the-books as per art. 109 ITCA: prior year portion | 2,686,559 | 33% | 886,564 | 354,626 | |
| Deductions made off-the-books as per art. 109 ITCA: current year portion | - | - | - | - | |
| Total | 2,686,559 | - | 886,564 | 354,626 | |

### Deductible temporary differences

| Description | Prior year deferred tax assets | | | | |
|---|---|---|---|---|---|
| figures in euro | Taxable income | Rate | Tax | Q. AEM (40%) | |
| Entertainment expenses | 2,229 | 33% | 736 | 294 | |
| Provision for specific risks | 4,095,220 | 33% | 1,351,423 | 540,569 | |
| Productivity bonus and related charges | 4,956 | 33% | 1,635 | 654 | |
| Back pay and related charges | 321,013 | 33% | 105,934 | 42,374 | |
| Unpaid remuneration to directors | 34,000 | 33% | 11,220 | 4,488 | |
| Unrealised exchange losses | 187,680 | 33% | 61,934 | 24,774 | |
| Risk provision for personnel costs | 127,456 | 33% | 42,060 | 16,824 | |
| Total | 4,772,554 | - | 1,574,943 | 629,977 | |

| | Reversals during current year | | | | Total deferred tax liabilities | | | |
|---|---|---|---|---|---|---|---|---|
| | Taxable income | Rate | Tax | Q. AEM (40%) | Taxable income | Rate | Tax | Q. AEM (40%) |
| | 2,686,559 | 33% | 886,564 | 354,626 | – | 33% | – | – |
| | – | – | – | – | – | 33% | – | – |
| | 2,686,559 | – | 886,564 | 354,626 | – | – | – | – |

| | Reversals during current year | | | | Total deferred tax assets | | | |
|---|---|---|---|---|---|---|---|---|
| | Taxable income | Rate | Tax | Q. AEM (40%) | Taxable income | Rate | Tax | Q. AEM (40%) |
| | 2,229 | 33% | 736 | 294 | – | 33% | – | – |
| | 4,095,220 | 33% | 1,351,423 | 540,569 | – | 33% | – | – |
| | 4,956 | 33% | 1,635 | 654 | – | 33% | – | – |
| | 321,013 | 33% | 105,934 | 42,374 | – | 33% | – | – |
| | 34,000 | 33% | 11,220 | 4,488 | – | 33% | – | – |
| | 187,680 | 33% | 61,934 | 24,774 | – | 33% | – | – |
| | 127,456 | 33% | 42,060 | 16,824 | – | 33% | – | – |
| | 4,772,554 | – | 1,574,943 | 629,977 | – | – | – | – |

## IRAP - Deferred tax assets and liabilities pertaining to AEM S.p.A.

## Taxable temporary differences

| Description | Deferred tax liabilities of the previous year | | | Reversals during current year | | |
|---|---|---|---|---|---|---|
| figures in euro | Taxable income | Rate | Tax | Taxable income | Rate | Tax |
| Deferred capital gains (assets) relevant for IRAP purposes | 9,666,166 | 4.25% | 410,812 | 3,394,895 | 4.25% | 144,283 |
| Deductions made off-the-books as per art. 109 ITCA: prior year portion | 82,365,988 | 4.25% | 3,500,554 | 1,990,972 | 4.25% | 84,616 |
| Deductions made off-the-books as per art. 109 ITCA: current year portion | - | - | - | - | - | - |
| | - | 4.25% | - | - | 4.25% | - |
| Total | 92,032,154 | - | 3,911,366 | 5,385,867 | - | 228,899 |
| Elimination of lease instalments | 14,629,909 | 4.25% | 621,772 | - | 4.25% | - |
| Elimination of depreciation on land | 2,596,491 | 4.25% | 110,351 | - | 4.25% | - |
| | - | 4.25% | - | - | 4.25% | - |
| Total | 17,226,400 | - | 732,122 | - | - | - |

## Deducible temporary differences

| Description | Prior year deferred tax assets | | | Reversals during current year | | |
|---|---|---|---|---|---|---|
| figures in euro | Taxable income | Rate | Tax | Taxable income | Rate | Tax |
| Entertainment expenses | 196,843 | 4.25% | 8,366 | 94,519 | 4.25% | 4,017 |
| Statutory depreciation in excess of fiscal depreciation | 3,647,732 | 4.25% | 155,029 | - | 4.25% | - |
| Provision for inventory obsolescence | 186,475 | 4.25% | 7,925 | - | 4.25% | - |
| Writedowns of property, plant and equipment | 7,511,492 | 4.25% | 319,238 | - | 4.25% | - |
| Provision for risks | 9,593,049 | 4.25% | 407,705 | 561,263 | 4.25% | 23,854 |
| Total | 21,135,591 | - | 898,263 | 655,782 | - | 27,871 |
| Application of finance lease method | 3,240,871 | 4.25% | 137,737 | - | 4.25% | - |
| Higher depreciation for component approach | 1,579,727 | 4.25% | 67,138 | - | 4.25% | - |
| | - | 4.25% | - | - | 4.25% | - |
| | 4,820,598 | - | 204,875 | - | - | - |

| | Increases during the year | | | Increases/utilisations - equity | | | Total deferred tax liabilities | | |
|---|---|---|---|---|---|---|---|---|---|
| | Taxable income | Rate | Tax | Taxable income | Rate | Tax | Taxable income | Rate | Tax |
| | - | 4.25% | - | - | 4.25% | - | 6,271,271 | 4.25% | 266,529 |
| | - | 4.25% | - | - | 4.25% | - | 80,375,016 | 4.25% | 3,415,938 |
| | 36,334,535 | 4.25% | 1,544,218 | - | 4.25% | - | 36,334,535 | 4.25% | 1,544,218 |
| | | 4.25% | - | - | 4.25% | - | - | 4.25% | - |
| | 36,334,535 | - | 1,544,218 | - | | - | 122,980,822 | - | 5,226,685 |
| | - | 4.25% | - | - | 4.25% | - | 14,629,909 | 4.25% | 621,772 |
| | - | 4.25% | - | - | 4.25% | - | 2,596,491 | 4.25% | 110,351 |
| | - | 4.25% | - | - | 4.25% | - | - | 4.25% | - |
| | - | - | - | - | - | - | 17,226,400 | - | 732,122 |

| | Increases during the year | | | Increases/utilisations - equity | | | Total deferred tax assets | | |
|---|---|---|---|---|---|---|---|---|---|
| | Taxable income | Rate | Tax | Taxable income | Rate | Tax | Taxable income | Rate | Tax |
| | 18,850 | 4.25% | 801 | - | 4.25% | - | 121,175 | 4.25% | 5,150 |
| | 1,810,703 | 4.25% | 76,955 | - | 4.25% | - | 5,458,435 | 4.25% | 231,983 |
| | 21,551 | 4.25% | 916 | - | 4.25% | - | 208,026 | 4.25% | 8,841 |
| | - | 4.25% | - | - | 4.25% | - | 7,511,492 | 4.25% | 319,238 |
| | 2,526,603 | 4.25% | 107,381 | - | 4.25% | - | 11,558,389 | 4.25% | 491,232 |
| | 4,377,707 | | 186,053 | - | | - | 24,857,517 | | 1,056,444 |
| | - | 4.25% | - | - | 4.25% | - | 3,240,871 | 4.25% | 137,737 |
| | - | 4.25% | - | 5,900 | 4.25% | 251 | 1,585,627 | 4.25% | 67,389 |
| | - | 4.25% | - | - | 4.25% | - | - | 4.25% | - |
| | - | - | - | 5,900 | - | 251 | 4,826,498 | - | 205,126 |

## 15) Net result from non-current assets sold or held for sale

Positive balance of 42,002 thousand euro, which relates to the after-tax result deriving from the sale of the investments in Metroweb S.p.A., Serenissima Gas S.p.A., Serenissima Energia S.r.l. and AEM Trasmissione S.p.A., as laid down in IFRS 5 "Non-current assets held for sale and discontinued operations", as well as from the writedown of the 41.11% investment in Mestni Plinovodi d.o.o., held for sale, which has been valued at fair value , net of selling costs.

See the section entitled "Other information" for further details.

## 16) Net profit for the year

The net profit for the year amounts to 176,703 thousand euro (159,975 thousand euro at December 31, 2005).

## 17) Notes on related party transactions

The definition of "related parties" is indicated in the international accounting standard on the disclosures to be made in financial statements on related party transactions (IAS 24), adopted in accordance with the procedure mentioned in article 6 of the EC Regulation no. 1606/2002 and therefore, in the case of AEM S.p.A., they are:

## Relations with the parent entity and its subsidiaries

The parent entity of AEM S.p.A. is the Municipality of Milan. At December 31, 2006 the Municipality of Milan holds a relative majority of the share capital of AEM S.p.A. with 42.228% (760,126,204 shares), of which 42.225% directly (760,078,804 shares) and 0.003% (47,400 shares) indirectly through Metropolitana Milanese S.p.A..

AEM S.p.A. bought 1,318,000 treasury shares at December 31, 2006 in addition to the 14,841,850 treasury shares already held at December 31, 2005.

So at December 31, 2006 AEM S.p.A. held 16,159,850 treasury shares, equal to 0.898% of the share capital which consists of 1,800,047,400 shares; the remaining 56.874% constitutes the market float.

Dealings between companies of the AEM Group and the Municipality of Milan are of a commercial nature, involving the supply of electricity, gas, heat and management of the public illumination and traffic light systems.

Similarly, AEM Group companies have dealings of a commercial nature with the companies controlled by the Municipality of Milan, namely SEA S.p.A., MM S.p.A., SOGEMI S.p.A., ATM S.p.A. and AMSA S.p.A., providing them with electricity, gas and heat at market rates in line with the supply conditions, as well as various services required by them.

Dealings between the Municipality of Milan and AEM S.p.A. relate to public illumination and traffic light services.

There are also dealings of a financial nature between AEM S.p.A. and the Municipality which are regulated by means of an interest-bearing current account, through which reciprocal payments are made; this current account is subject to normal market rates.

As regards relations between AEM S.p.A. and the other companies controlled by the Municipality of Milan, it should be borne in mind that AEM holds: 49.0% of Malpensa Energia S.r.l., which is controlled by SEA S.p.A., as well as 27% of Zincar S.r.l., which is controlled directly by the Municipality of Milan.

Within the Group, AEM S.p.A. acts as a centralised treasury for all of the subsidiaries.
Intercompany transactions are regulated through current accounts between the parent company and the subsidiaries; these transactions are governed by market rates.
In 2006, AEM S.p.A. and its subsidiaries again adopted the Group VAT procedure, with the exception of Valdisotto Energia S.r.l..
For corporate income tax (IRES) purposes, AEM S.p.A. files for tax on a consolidated basis, as per articles 117 - 129 of Decree 917/86, together with its subsidiaries AEM Elettricità S.p.A., AEM Gas S.p.A., AEM Calore & Servizi S.p.A., AEM Energia S.p.A., AEM Trading S.r.l., AEM Service S.r.l., and Delmi S.p.A. To this end, a contract has been stipulated with each subsidiary to regulate the tax benefits and burdens transferred, with specific reference to current items.
The parent company AEM S.p.A. provides the subsidiaries, including Delmi S.p.A. and Valdisotto Energia S.r.l., and associates with administrative, tax, legal, managerial and technical services, so as to optimise the resources available within the company and to make the best use of existing know-how in the most economical way possible. These services are governed by specific service contracts that are stipulated annually. In addition, the parent company AEM S.p.A. makes office space, operating areas and related services available at market conditions to Plurigas S.p.A. (a subsidiary) and e-Utile S.p.A. (an associated company).
AEM S.p.A. provides a power generation service to AEM Trading S.r.l. in exchange for a monthly fee that depends on the effective availability of the thermoelectric and hydroelectric plants.
AEM S.p.A. purchases an insignificant quantity of rights needed for hydroelectric production from the associate Società Servizi Valdisotto S.p.A. under a contractual agreement.
The associated company e-Utile S.p.A. provides AEM S.p.A. with IT services.

AEM S.p.A. also holds 24,000 thousand euro of the bonds issued by Metroweb S.p.A., which is now controlled by Burano S.p.A..

Intercompany transactions and balances are summarised in the following tables, in accordance with CONSOB resolution 15519 of July 27, 2006:

| Balance sheet thousands of euro | Total 2006 | Of which with related parties | | | | |
|---|---|---|---|---|---|---|
| | | Subsidiary (1) companies | Associated (1) companies | Parent (2) company | Total related parties | % of caption |
| **Assets:** | **3,337,938** | **2,405,518** | **517,435** | **23,872** | **2,946,825** | **88.3%** |
| a) *Non-current assets* | *3,118,196* | *2,226,918* | *510,544* | – | *2,737,462* | *87.8%* |
| a3) Investments | 2,736,407 | 2,226,918 | 509,489 | – | 2,736,407 | 100.0% |
| a4) Other non-current financial assets | 381,789 | – | 1,055 | – | 1,055 | 0.3% |
| b) *Current assets* | *219,242* | *178,600* | *6,891* | *23,872* | *209,363* | *95.5%* |
| b2) Current financial assets | 93,112 | 93,108 | 1 | – | 93,109 | 100.0% |
| b5) Trade receivables | 126,130 | 85,492 | 6,890 | 23,872 | 116,254 | 92.2% |
| – Of which for consolidated tax filing | 11,414 | 9,943 | 1,471 | – | 11,414 | 100.0% |
| c) *Non-current assets held for sale* | *500* | – | *500* | – | *500* | *100.0%* |
| **Liabilities:** | **505,069** | **178,651** | **2,426** | **24,918** | **205,995** | **40.8%** |
| *e2) Current liabilities* | *505,069* | *178,651* | *2,426* | *24,918* | *205,995* | *40.8%* |
| e2-1) Trade payables | 240,677 | 51,743 | 2,426 | 392 | 54,561 | 22.7% |
| – Of which for consolidated tax filing | 15,707 | 15,707 | – | – | 15,707 | 100.0% |
| e2-3) Short-term loans | 264,392 | 126,908 | – | 24,526 | 151,434 | 57.3% |

(1) Dealings between AEM S.p.A. and its direct subsidiaries and associates.

(2) Dealings between AEM S.p.A. and the Municipality of Milan.

| Income statement millions of euro | Total 2006 | Of which with related parties | | | | |
|---|---|---|---|---|---|---|
| | | Subsidiary (1) companies | Associated (1) companies | Parent (2) companies | Total related parties | % of caption |
| **1) REVENUES** | **322,316** | **273,173** | **1,706** | **25,560** | **300,439** | **93.2%** |
| 1.1) Revenues from sales | 6,844 | 855 | – | – | 855 | 12.5% |
| 1.2) Revenues for services | 145,263 | 109,134 | 737 | 25,560 | 135,431 | 93.2% |
| 1.3) Other operating income | 170,209 | 163,184 | 969 | – | 164,153 | 96.4% |
| **2) OPERATING COSTS** | **125,339** | **40,385** | **14,175** | **–** | **54,560** | **43.5%** |
| 2.1) Raw materials and consumables used | 3,863 | 238 | – | – | 238 | 6.2% |
| 2.2) Services | 97,299 | 39,979 | 14,175 | – | 54,154 | 55.7% |
| 2.3) Other operating costs | 24,177 | 168 | – | – | 168 | 0.7% |
| **10) Financial charges** | **75,747** | **3,956** | **–** | **1,485** | **5,441** | **7.2%** |
| **11) Income from financial assets** | **135,675** | **112,847** | **12,110** | **–** | **124,957** | **92.1%** |

(1) Dealings between AEM S.p.A. and its direct subsidiaries and associates.

(2) Dealings between AEM S.p.A. and the Municipality of Milan.

## Guarantee deposits received

The guarantees deposited by subcontractors and guarantees issued by credit institutions to ensure proper execution of work amount to 62,375 thousand euro (73,261 thousand euro in the previous year).

## Guarantees and commitments with third parties

These amount to 518,595 thousand euro (514,076 thousand euro at December 31, 2005) and refer to guarantee deposits lodged as security for commitments to third parties and to sureties given.
In particular, AEM S.p.A. guaranteed a 275,272 thousand euro loan made by Cassa Depositi e Prestiti S.p.A. to the subsidiary AEM Elettricità S.p.A.
As regards the investment in Edipower S.p.A., these guarantees include:

- 24,449 thousand euro, for the counter-guarantee to the associated company Blufare Ltd. for compliance with the obligations versus the Royal Bank of Scotland plc, which has a put right to sell the Edipower shares that it holds (1% of the share capital of Edipower S.p.A.). This right can be exercised from the fifth year after signing the co-investment agreement;
- 170,000 thousand euro, for the commitment by AEM S.p.A. to pay in capital and/or make a subordinated loan to guarantee the refinancing of Edipower S.p.A.

On January 29, 2007 Edipower S.p.A. stipulated a new line of credit for 2,000,000,000 euro with a pool of Italian and international banks to refinance the line stipulated in 2003, originally for 2,300,000,000 euro, and renegotiated in 2005. This new loan, which lasts for 5 years, is backed exclusively by a pledge on the company's shares granted by the shareholders of Edipower S.p.A.
All of the other guarantees given by the industrial partners to ensure Edipower S.p.A. the financial resources needed to complete the repowering plan have been released.

The commitment taken in favour of Simest S.p.A., a minority shareholder of Mestni Plinovodi d.o.o., for the purchase of 50% of the interest currently held by Simest S.p.A. (17.543%) on June 30, 2009. The purchase price has been irrevocably agreed between the parties, as the higher between the cost incurred by Simest S.p.A. for the acquisition of the investment (1,406 thousand euro) and the company's net equity at June 30, 2009.
On February 23, 2007, the transfer of AEM's 41.109 % stake in Mestni Plinovodi d.o.o. to ACSM S.p.A. was formalised..
The commitment toward Simest will also cease as a result when ACSM S.p.A. takes over.

As regards the Equity Swap and Forward Flexible on Edison's ordinary shares, AEM S.p.A. has issued a Deed of Guarantee and Indemnity, guaranteeing the performance of Delmi S.p.A.'s obligations.

## Information on non-current assets held for sale and discontinued operations (IFRS 5).

The investments in Serenissima Gas S.p.A., Serenissima Energia S.r.l., AEM Trasmissione S.p.A. and Metroweb S.p.A. were sold during the year, whereas the investments in Mestni Plinovodi d.o.o is due to be sold, so in accordance with IFRS 5, the net result from these sales, together with the writedown of the investment in Mestni Plinovodi d.o.o. are shown under "Net result from non-current assets sold or held for sale".

The carrying value of Mestni Plinovodi d.o.o., has been booked to "Non-current assets held for sale and discontinued operations".

The following is information on the disposal process with key balance sheet and income statement figures for the companies concerned.

**Serenissima Gas S.p.A., Serenissima Energia S.r.l. and Mestni Plinovodi d.o.o.**

On October 30, 2006, a deed was signed transferring AEM's controlling interest in Serenissima Gas S.p.A. to ACSM. The two parties also stipulated a contract by which AEM sold ACSM a stake representing 71.44% of Serenissima Energia S.r.l.
The transfer of 742,961 shares in Serenissima Gas S.p.A. (71.44% of the share capital) was to subscribe the entire increase in capital resolved by ACSM and reserved for AEM on August 5, 2006; as a result, AEM have been issued 9,374,125 new ordinary shares in ACSM at a price of 2.43 euro each.

This operation, which was presented to the market on March 6, 2006 when the protocol of understanding between the two companies was signed, therefore results in AEM S.p.A. taking a 20% interest in ACSM, becoming a strategic partner.
AEM did in fact sign a shareholder agreement on the same date with the Municipality of Como, ACSM's majority shareholder, which regulates certain aspects of its corporate governance.

AEM completed the sale of its 41.109% stake in Mestni Plinovodi d.o.o. to ACSM on February 23, 2007 for 500 thousand euro.

**Metroweb S.p.A.**

On October 19, 2006 AEM S.p.A. sold its controlling interest in Metroweb S.p.A. to Stirling Square Capital Partners, a private equity fund, in accordance with the framework agreement signed on August 3, 2006.

100% of Metroweb S.p.A. was bought by Burano S.p.A., an Italian company, indirectly held 76.47% by Stirling Square Capital Partners, in which AEM also has a 23.53% interest (having invested 8,000 thousand euro).
AEM has also subscribed 24,000 thousand euro of convertible debt securities issued by Metroweb S.p.A. In the event of conversion AEM would end up with a minimum of 29.75% and a maximum of 39.57% of Metroweb S.p.A.
As already communicated, the deal was closed on the basis of an enterprise value for Metroweb S.p.A. of 232,000 thousand euro (including its net debt, which at December 31, 2005 amounted to around 200,000 thousand euro). Considering the reinvestment in shares and convertible debt securities by AEM, this deal has a positive impact on the AEM Group's net financial position of around 200,000 thousand euro.
The participants signed shareholder agreements regarding the corporate governance and their respective interests in these companies. Among other things, AEM has the right to appoint two members of the board, including the Chairman, and is able to veto certain types of extraordinary transaction. The investments will, among other things, be subject to lock-up until December 31, 2008, as well as to reciprocal co-sale rights/obligations. AEM has in any case a right of prior approval if Stirling Square Capital Partners wants to sell the interests that it holds directly or indirectly in Metroweb S.p.A.

**AEM Trasmissione S.p.A.**

On 24 November 2006 AEM S.p.A. and R.T.L. S.p.A., both companies of the Terna Group, implemented the agreement signed on October 16. 2006 which provided for the sale to R.T.L. S.p.A. of the 99.99% investment in AEM Trasmissione S.p.A., after obtaining authorisation from the Antitrust Authority.

Against an enterprise value for the investment of around 118,000 thousand euro, AEM S.p.A. received proceeds of 123,000 thousand euro based on price adjustment mechanisms foreseen in the agreement.
AEM Trasmissione S.p.A. is the asset company that owns around 1,100 Km of high tension transport lines which form part of the National Grid.
The sale of the investment in AEM Trasmissione S.p.A. is in line with the regulatory context, which envisages the gradual unification of ownership and management of the National Grid under Terna.

## Figures at december 31, 2006

| Assets and liabilities of companies held for sale thousands of euro | Investments in Mestni Plinovodi d.o.o. |
|---|---|
| Non-current assets | 500 |
| Current assets | - |
| **Total assets** | **500** |
| Non-current liabilities | - |
| Current liabilities | - |
| **Total liabilities** | **-** |

## Figures at december 31, 2006

| Net result of non-current assets due to be sold thousands of euro | Investments in Mestni Plinovodi d.o.o. |
|---|---|
| Revenues from sales | - |
| **Gross profit from operations** | - |
| Depreciation, amortisation and provisions | - |
| **Profit from operations** | - |
| Financial charges, net | (6,152) |
| **Income before taxes** | - |
| Income taxes | - |
| **Net result** | **(6,152)** |

## Figures at december 31, 2006

| Net result of non-current assets sold thousands of euro | Metroweb S.p.A. | Serenissima Gas S.p.A. | Serenissima Energia S.r.l. | AEM Trasmissione S.p.A. | Total |
|---|---|---|---|---|---|
| Gains | – | 5,767 | 5,277 | 41,801 | 52,845 |
| Losses | (10,045) | – | – | – | (10,045) |
| Dividends | – | 1,943 | 457 | 2,954 | 5,354 |
| **Net result of non-current assets sold** | **(10,045)** | **7,710** | **5,734** | **44,755** | **48,154** |

## Treasury shares

During 2006, AEM S.p.A. bought 1,318,000 treasury shares in addition to the 14,841,850 treasury shares already held at December 31, 2005. So at December 31, 2006 AEM S.p.A. held 16,159,850 treasury shares, equal to 0.898% of the share capital which consists of 1,800,047,400 shares.

## Risk management

Responsibility for risk management (exchange risk, commodity price risk, interest rate risk and credit risk) lies with two functions.

The Energy Risk Management function, which reports to the Group CFO, handles the various risk factors that exist in the energy market (price and exchange rate risk on commodities and credit risk on the bilateral contracts of AEM Trading S.r.l.), whereas the Group Finance and Administration Department manages liquidity risk, credit risk for all other customers, interest rate risk, equity risk, if its exists, and any residual exchange rate risk, which is marginal compared with that handled by the Energy Risk Management function. AEM S.p.A. did not take out any commodity hedges.

### Interest rate risk, equity risk, liquidity risk and residual exchange rate risk

Exchange rate risk is the possibility of incurring losses because of an unfavourable change in exchange rates.

Interest rate risk is the possibility of incurring losses because of an unfavourable change in interest rates.

Equity risk is the possibility of incurring losses based on an unfavourable change in the price of shares.

In order to limit liquidity risk, which is the risk of having to make unexpected cash outlays without having sufficient financial resources, the company has stipulated medium term revolving committed lines of credit with banks for a total of 2,510,000 thousand euro. This amount guarantees that the company has sufficient funds to cover any financial requirements that might arise over the next few years.
Interest rate risk is linked to medium and long-term loans and has a different impact depending on whether the loan is fixed or floating rate.
In fact, if the loan is floating rate, the interest rate risk is on the cash flow; if the loan is fixed rate, the interest rate risk is on the fair value (e.g. if market rates rise above the rate paid on the bonds, the bond price will go down). Indeed, there is an inverse correlation between a loan's price and its yield to maturity.

It is up to the Finance and Administration Department to identify and propose suitable strategies to limit these types of risk.

At December 31, 2006, the structure of the AEM's medium and long-term debt was as follows, excluding financial debt to subsidiaries:

- 24% consisted of floating-rate loans,
- 1% consisted of fixed-rate loans,
- 75% of the loans were hedged, even if this cover did not fully satisfy the effectiveness test required by IFRS to apply hedge accounting.

The loans that were hedged were made up as follows:

- a bond loan with a nominal value of 500,000 thousand euro with an annual fixed coupon of 4.875%;
- 600,000 thousand euro of revolving lines of credit at a floating rate (6-month Euribor).

The hedging policy adopted by the Group is designed to minimise any losses connected to fluctuations in interest rates in the case of floating rate loans and to minimise the higher cost of fixed rate loans compared with floating rate ones (the so-called "negative carry").
This policy makes it possible to transform the fixed rate, Euribor and Euribor average into a floating rate within a collar with barrier, so as to limit:

- interest rate fluctuations with well defined limits, in the case of floating rate;
- the negative carry compared with the Euribor (floating), in the case of fixed rate.

This policy has been applied to the bond loan, the loan from the Cassa Depositi e Prestiti and the revolving committed lines of credit.

As regards the exchange rate risk on purchases and sales other than those of commodities, AEM S.p.A. does not consider it necessary to take out specific hedges as the amounts involved are quite small, they are paid or collected within a short period of time and any imbalance is immediately offset by a sale or purchase of foreign currency.

## Derivatives

### *On interest rates*

With reference to the Euro 500,000 thousand bond issue maturing in October 2013, AEM S.p.A. has adopted suitable financial strategies to transform the fixed rate (net of the issue spread) into a floating rate based on 6-month Euribor, the value of which is limited to within a collar with a barrier. At December 31, 2006, the valuation at fair value of the derivative is positive for 11,400 thousand euro.

The fair value of the bond loan, applying the "fair value option", at December 31, 2006, came to 507,650 thousand euro.

With reference to the loan granted by the Cassa Depositi e Prestiti to AEM Elettricità S.p.A., with due date June 2013, AEM S.p.A. has adopted suitable financial strategies to set the floating rate within a collar with a barrier option. At December 31, 2006, the valuation at fair value of the derivative is negative for 329 thousand euro.

With reference to the revolving committed lines of credit falling due on 2012, AEM S.p.A. has adopted suitable financial strategies to fix the floating rate within a collar. At December 31, 2006, the valuation at fair value of the derivative is positive for 15,439 thousand euro.

# Analysis of forward transactions and derivatives

## Instruments outstanding at December 31, 2006

### A) On interest and exchange rates

The following analyses show the outstanding amounts of derivative contracts stipulated and not expired at the balance sheet date, by maturity.

| In thousands of euro | Notional value maturity within 1 year | | Notional value maturity in 1 to 5 years | | Notional value maturity beyond 5 years |
|---|---|---|---|---|---|
| | to be received | to be paid | to be received | to be paid | |
| **Interest rate risk management** | | | | | |
| – cash flow hedges as per IAS 39 | – | – | – | – | – |
| – not considered hedges as per IAS 39 | – | 42,300 | – | 169,400 | 1,163,500 |
| **Total derivatives on interest rates** | **–** | **42,300** | **–** | **169,400** | **1,163,500** |

# Balance sheet and income statement effects of activity in derivatives during 2006

The following is an analysis of the effects on the balance sheet and income statement of derivatives management.

## Balance sheet figures

| thousands of euro | |
|---|---|
| ASSETS | |
| A) NON-CURRENT ASSETS | – |
| A6) Non-current derivatives | – |
| B) CURRENT ASSETS | 27,168 |
| B1) Inventories | – |
| B3) Current derivatives | 27,168 |
| TOTAL ASSETS | 27,168 |
| E) LIABILITIES | |
| E1) NON-CURRENT LIABILITIES | – |
| E1- 1) Medium/long-term financial liabilities | – |
| – Amounts due to banks | – |
| – Derivatives | – |
| E2) CURRENT LIABILITIES | – |
| E2- 3) Short-term financial liabilities | – |
| – Amounts due to banks | – |
| – Derivatives | – |
| TOTAL LIABILITIES AND EQUITY | – |

## Income statement

The following table includes an analysis of the economic results for the year relating to the management of derivatives, as well as the effects of the fair value option applied to the bond loan from January 1, 2005.

| thousands of euro | Realised | Change in *fair value* during the period | Amounts booked to the income statement |
|---|---|---|---|
| **8) OTHER GAINS (LOSSES) FROM DERIVATIVES** | | | |
| **Interest rate and equity risk management, including:** | | | |
| **A. Financial income** | | | |
| – considered hedges as per IAS 39 | – | – | – |
| – not considered hedges as per IAS 39 | 4,850 | 19,144 | 23,994 |
| Total financial income ( A ) | 4,850 | [illegible]144 | 23,994 |
| **B. Financial charges** | | | |
| – considered hedges as per IAS 39 | – | – | – |
| – not considered hedges as per IAS 39 | (959) | 563 | (396) |
| Total financial charges ( B ) | (959) | 563 | (396) |
| Margin on interest rate and equity management ( A + B ) | 3,891 | [illegible]707 | 23,598 |
| Total booked to financial costs | 3,891 | 19,707 | 23,598 |

## Bank borrowings and amounts due to other providers of finance

The following are all the figures relating to bank borrowings and amounts due to other providers of finance (excluding subsidiaries):

| amounts in thousands of euro | Book balance 12.31.2006 | Portions maturing within 12 months | Portions maturing beyond 12 months | Portions maturing at 12.31.2008 | 12.31.2009 | 12.31.2010 | 12.31.2011 | beyond |
|---|---|---|---|---|---|---|---|---|
| Bonds | 507,650 | - | 507,650 | - | - | - | - | 507,650 |
| Non-banking loans | 54,696 | 30,041 | 24,655 | 5,790 | 17,964 | 281 | 291 | 329 |
| Bank loans | 908,546 | 107,443 | 801,103 | 131,250 | 30,732 | 30,181 | 30,194 | 578,746 |
| Total | 1,470,892 | 137,484 | 1,333,408 | 137,040 | 48,696 | 30,462 | 30,485 | 1,086,725 |

### Comparison between nominal balance and fair value

| amounts in thousands of euro | *Fair value* 12.31.2006 | Book balance 12.31.2006 | *Fair value* 12.31.2005 | Book balance 12.31.2005 |
|---|---|---|---|---|
| Bonds | 507,650 | 507,650 | 534,350 | 534,350 |
| Non-banking loans | 54,696 | 54,696 | 106,104 | 106,104 |
| Bank loans | 908,546 | 908,546 | 1,299,793 | 1,299,793 |
| Total | 1,470,892 | 1,470,892 | 1,940,247 | 1,940,247 |

### Changes in the nominal value of the debt

| amounts in thousands of euro | Book balance 12.31.2005 | Change | Book balance 12.31.2006 |
|---|---|---|---|
| Bonds | 534,350 | (26,700) | 507,650 |
| Non-banking loans | 106,104 | (51,408) | 54,696 |
| Bank loans | 1,299,793 | (391,247) | 908,546 |
| Total | 1,940,247 | (469,355) | 1,470,892 |

### Medium/long-term loans (excluding current portions)

| amounts in thousands of euro | Book balance 12.31.2006 | 12.31.2006 Portions maturing beyond 12 months | 12.31.2005 Portions maturing beyond 12 months | Variazione |
|---|---|---|---|---|
| Bonds | 507,650 | 507,650 | 534,350 | (26,700) |
| Non-banking loans | 54,696 | 24,655 | 30,355 | (5,700) |
| Bank loans | 908,546 | 801,103 | 717,309 | 83,794 |
| Total | 1,470,892 | 1,333,408 | 1,282,014 | 51,394 |

### Medium/long-term loans: current portions

| amounts in thousands of euro | 12.31.2006 Portions maturing within 12 months | 12.31.2005 Portions maturing within 12 months |
|---|---|---|
| Non-banking loans | 30,041 | 75,749 |
| Bank loans | 107,443 | 582,484 |
| Total | 137,484 | 658,233 |

At December 31, 2006 AEM S.p.A.'s financial statements include financial receivables and payables with subsidiaries and associates, as follows:

- financial receivables due from affiliates for 94,245 thousand euro;
- financial payables due to subsidiaries for 126,908 thousand euro.

## Covenants

**AEM S.p.A.'s bank debt of (a) 100 million euro at floating rate with maturity September 2012 and (b) 85 million euro at floating rate with maturity June 2018.**

The Company's non-subordinated, unsecured long-term debt has a credit rating clause which requires it to maintain a "BBB" rating for the entire duration of the 100,000 thousand euro loan and an investment grade rating for the entire duration of the 85,000 thousand euro loan.
If this commitment is not met, there are capital, economic and financial covenants linked to its Debt/Equity ratio, Debt/Gross Profit ratio, and Gross Profit/Financial

Charges ratio. These covenants will be evaluated by the Company every twelve months based on the consolidated financial statements.

**Revolving committed lines of credit**

AEM S.p.A. has stipulated a number of committed lines of credit with various financial institutions for a total of 2,510,000 thousand euro.
These lines are not subject to any covenants nor does a specific level of rating have to be maintained.

## Concessions

The following table shows the main concessions obtained by the AEM Group:

| Concessions | Expiry | |
|---|---|---|
| | from | to |
| 10 Concessions for hydroelectric plants. | 2007 | 2043 |
| AEM S.p.A. holds the concession for the urban illumination and traffic lights service in the Municipality of Milan. | | |

## EC infringement procedure

On June 5, 2002, the European Commission published a decision declaring that the three-year exemption from income tax (under art. 3.70 of Law 549/95 and art. 66.14 of D.L. 331/1993, converted into Law 427/93) and the advantages deriving from the loans granted under art. 9-bis of D.L. 318/1986, converted into Law 488/96) granted to joint-stock companies with a public-sector majority set up under Law 142/90 was incompatible with EC law as it was considered State aid which is banned by art. 87.1 of the EC Treaty.
On the other hand, the Commission did not consider the tax exemption on the transfers under art. 3.69 of Law 549/95 as State aid.
This decision was notified on June 7, 2002 to the Italian State, which impugned it before the Court of Justice.
The decision was subsequently communicated by the Commission to AEM S.p.A., which impugned it before the Court of first instance of the European Community on September 30, 2002, pursuant to art. 230.4 of the EC Treaty. Other public-sector companies and Confservizi are also considering impugning this decision.

In the proceedings taken by AEM S.p.A., on January 6, 2003 the Commission deposited an objection claiming that it could not accept the appeal. AEM promptly replied before the legal deadline. The Court set the meeting concerning the objection claiming that it could not accept the appeal by order dated August 5, 2005.

In February, the Italian State asked the Court of Justice to suspend the case before it to allow the one before the Court of first instance to go ahead, seeing as all of the main beneficiaries of the aid were taking part in it. The Court ordered a suspension on June 8, 2005. On March 15, 2006 AEM deposited a brief in response to the judgement pending before the Court of first instance.

The Italian State did not ask the Court of Justice to suspend execution of the Commission's June 2002 Decision so as not to prejudice the resolution of merit in the event of a refusal. In fact, it is rare for the Court to concede a stay of execution, above all in matters regarding State aid.

The decision is therefore fully effective and binding on the Italian State, which is obliged to recover the aid granted.

The Commission's Decision, on the other hand, does not have any effect on the private sector, nor does the appeal to the Court of first instance have any impact on it.

On the invitation of the Commission, the Italian State has activated a recovery procedure, preparing a questionnaire to carry out a survey of joint-stock companies with a public-sector majority that have benefited from this kind of tax exemption or from loans granted by the Cassa Depositi e Prestiti during the years under consideration. AEM S.p.A. received from the Municipality of Milan a request for information on June 14, 2005 and is currently gathering relevant data. It would appear that such requests form part of a survey to gather relevant information, rather than being binding.

The Italian State's recovery initiatives continued with the predisposition of an amendment to the EC law, which was approved by the Senate in April 13, 2005 (art. 27, Law 62 of April 18, 2005). The measure envisages detailed recovery procedures based on ordinary tax rules to adjust any recovery to the effective existence of recoverable aid (considering the specific circumstances of each position and bearing in mind any outstanding disputes with the tax authorities). In particular, this measure envisages certain declarations on the part of the tax-payer and presumes certain official acts specifying the application methods and guidelines for a correct evaluation of cases of non-application. The guidelines were then amended to make them more precise by art. 1.133 of Law 266 of March 23, 2006 (Budget Law 2006). AEM S.p.A. has punctually complied with the obligations that the former municipal utilities have been subjected to as laid down in the recovery regulations and related implementation instructions. Subsequently, following Italy's condemnation by the Court of Justice for the delay in recovering the "aid" (Sentence June 1, 2006, lawsuit C – 207/05), with Decree 10 of February 15, 2007 (not yet converted into law, but approved by the Senate on March 14, 2007), further amendments were made to the existing recovery procedures. However, these amendments do not entail new or additional charges or obligations for AEM, as the recovery will be carried out on the basis of the declarations already presented under the previous regulations.

On October 27, 2005 the Tax Authorities visited the head office of AEM S.p.A. to acquire documentation to check the correctness of the figures declared in the tax returns presented in accordance with art. 27 of Law 62.

The visit was merely to ascertain the amount of any taxes that are to be reimbursed, to be followed by their definitive liquidation. AEM S.p.A. has given the inspectors an ample statement on how the tax returns were compiled. If all possible forms of legal protection fail, it is reasonable to assume that the Italian government's efforts to recover this money will take the form of a revocation of the benefits granted in various ways to different public service sectors, to the extent that the business has effectively opened up to competition during the period of the measures being contested and hence the extent to which it may have been distorted.

Talking of which, AEM's appeal explains how the Company operated during the 1996-1999 period, the one under review by the Commission in sectors that were not opened up to competition, such as power and gas, for which AEM S.p.A. did not take part in any tender to be entrusted the service.

In light of the uncertainty regarding the outcome of the recourses launched by the Italian State and by AEM S.p.A., and the ways in which the Commission's Decisions would be applied, the Company thinks it possible, but not probable, that it risks having to hand back all of the aid received if the result of the entire appeal procedure turns out to be negative. It follows that the financial statements do not reflect any provision for this matter.

Because of these same conditions of uncertainty, it is currently impossible to have sufficient objective elements to make a reasonable estimate of the impact on AEM S.p.A. as a consequence of this Decision.

By way of an indication, the following table shows the net profit reported in AEM's approved financial statements for the various years affected by the European Commission's decision:

| | 1996 | 1997 | 1998 | 1999 |
|---|---|---|---|---|
| Millions of euro | 14 | 93 | 115 | 1,027 |

The net profit for 1999 includes the capital gain of 935 million euro, generated by the transfer to the subsidiaries AEM Trasmissione S.p.A., AEM Elettricità S.p.A. and AEM Gas S.p.A. of the power transmission, power distribution and sale, and natural gas and heat distribution and sale businesses.
These transfers were decided by AEM S.p.A. in accordance with precise obligations laid down in Decree 79/99 which adopted the EU Directive on the single electricity market and as part of the planned deregulation of the natural gas sector.
Given the "tax moratorium", AEM S.p.A. was not at the time required to file tax returns for those years.
It is also worth bearing in mind that the bulk of the earnings distributed by AEM S.p.A. during this tax moratorium went to the Municipality of Milan, part of the Public Administration.
AEM S.p.A. did not receive any loans from the Cassa Depositi e Prestiti under the laws mentioned and during the period considered by the Commission.

## Main legal disputes of the AEM Group

### Amendments to the articles of association approved by the Extraordinary Shareholders' Meeting held on April 29, 2004

The Extraordinary Shareholders' Meeting held on April 29, 2004, the minutes of which were regularly filed with the Companies Register on May 27, 2004, adopted a series of amendments to the articles of association in order to adjust them to the new regulations introduced by the Company Law Reform and the new rules for the composition of the Board of Directors; this was also in connection with the decision taken by the Municipality of Milan to place a further tranche of AEM S.p.A. shares up to a maximum of 17.6% of the share capital. In May 2004, two appeals were filed with the Lombardy TAR to obtain first the suspension and then cancellation of the resolutions of the Milan City Council, both concerning the "Sale of part of the AEM S.p.A. shares held by the Municipality of Milan". Accelerated offer for sale Issue of a bond loan convertible into shares of AEM S.p.A." as well as "Amendments to the Articles of Association of AEM S.p.A. Applicable immediately". In June 2004, the Lombardy TAR accepted the requests for an injunction to suspend the resolution of the Municipality of Milan in connection with the new mechanism for appointing AEM Directors, scheduling the merit discussion hearing on September 29, 2004. An appeal against the TAR's injunction was then filed with the Council of State, which by sentences 6748 and 6749 of August 10, 2004 cancelled the Lombardy TAR's injunctions, giving as their reason the merit of the appeal and taking the view that the amendments to the articles of association proposed by the Municipality of Milan were not in contrast with EC and Italian rules and that the procedure of privatisation chosen by the Municipality of Milan was also legitimate.

On September 29, 2004, the TAR, "not issuing a definitive sentence", suspended the previous judgements, raising a question of interpretation under art. 234 of the EU Treaty before the European Court of Justice. In reference orders 174-175/04 (with the same contents), the TAR asked the EC Court to gives its interpretation, essentially, of the compatibility of art. 2449 of the Italian Civil Code with art. 56 of the EU Treaty, also in consideration of the application made in this particular case in the context of art. 16 of the articles of association of AEM S.p.A. (i.e. together with a voting list). On January 18, 2005, the President of the European Court of Justice issued an order combining proceedings nos. C-463/04 and C-464/04, both of which concern the Lombardy TAR's request to the Court for its preliminary ruling.

On August 4, 2005 the defence counsel for the Municipality of Milan applied to the European Court of Justice for the oral phase of the proceeding to begin.

The hearing was held in front of the European Court of Justice on June 29, 2006. The Advocate General of the Court presented his conclusions on September 7, 2006, suggesting to the Court to resolve the questions raised by the Lombardy TAR as follows: "Art. 56 CE is in contrast with a national rule that allows a public entity with shareholdings, in this case, of 33.4% of the capital of an enterprise that has been privatised to retain the power to appoint an absolute majority of the members of the Board of Directors. The Court is expected to pass judgement soon.

* * *

With writ served on August 5, 2005, Dario Trevisan, the owner of 1,000 shares, acting on his own behalf as a shareholder and as defence counsel, sued AEM S.p.A. before the Milan Court, asking for the resolution of the extraordinary shareholders' meeting of April 29, 2004 to be declared null and void and/or invalid and/or ineffective in the part in which it amends article 17 of the articles of association (numbering changed to article 16) for violation of the EC Treaty; the same applies to Decree Law 332/94 of the resolution of the ordinary shareholders' meeting of April 29, 2005 in the part that deals with the nomination and election of the directors and statutory auditors, as well as of all of the deeds relating to execution of these resolutions. The writ also asks for AEM S.p.A. to be sentenced to pay compensation of the damages suffered by the plaintiff and, on a preliminary basis, if considered necessary and after suspending judgement,

to submit to the European Court of Justice the question whether art. 2449 of the Italian Civil Code together with art. 2.d) of Decree Law 332/94 can be considered in compliance with arts. 43 and 56 of the EC Treaty.
Subsequently, with a statement transmitted on December 30, 2005, Mr Trevisan declared that he had asked, in primis, for the annulment of the AEM S.p.A. resolutions that he had impugned (i.e. the resolution passed at the Extraordinary Shareholders' Meeting in April 2004 and the subsequent resolution by the Ordinary Shareholders' Meeting in April 2005, which implemented the first), and, in secondis, an action to ascertain the non-compliance of the 2005 resolution with the law, from which derived the request for compensation. As for the requests for invalidity and ineffectiveness, according to the plaintiff's premises, there are "ancillary and consequent to the action for nullity, without this involving any change in the petitum or proposition of a new or different request to the one for nullity".
With submissions dated November 14, 2005 and March 15, 2006, AEM S.p.A. asked for the plaintiff's requests to be rejected. This on the basis of a series of defence arguments, including above all total compliance with internal law on the part of the resolution passed in 2004 and full respect of art. 2 of Decree Law 332/94 on the part of AEM.
Mr. Trevisan has not replicated further and with a request notified to AEM on May 12, 2006 he has asked for a date to be set to discuss the matter before a full court.
Having read this request, the reporting judge summoned the parties to the hearing scheduled for September 18, 2006 to hear them as regards the regularity of the procedure for setting a date for the hearing on January 31 2007, reserving judgement as to the outcome. This reservation has still not been lifted, nor has a new hearing been scheduled.

**AEM-ACEA S.p.A.**

With writ served on August 1, 2006, ACEA S.p.A. summoned EDF (Electricité de France S.A.) and AEM Milano S.p.A. to appear before the Rome Court on March 15, 2007 to ascertain whether AEM and EDF (and/or their subsidiaries) had exceeded the maximum limit of 30% set by DPCM (Prime Minister's Decree) of November 8, 2000 for public entities' participation in the share capital of the GenCo "Eurogen" (subsequently merged and now "Edipower"), thereby carrying out an illicit act that could be considered unfair competition vis-à-vis ACEA, which complied with the said limit in its participation in the share capital of the GenCo "Interpower". Once this had been ascertained, ACEA asked for AEM and EDF to be sentenced (a) to pay compensation for the damages suffered by ACEA as a result of the unfair competition on the part of EDF and AEM, and (b) to sell their participations in Edipower so as to reduce them to the maximum limit of 30%. Lastly, ACEA asked for AEM and EDF to be prevented from withdrawing and/or using the electricity in excess of the permitted 30% limit and for the sentence to be published in the main Italian daily newspapers.

In particular, ACEA submitted that – in implementation of the "Bersani Decree" – Enel had to transfer around 15,000 MW of its own installed power to three distinct GenCo's set up specifically for this purpose. These three GenCos are called "Eurogen" (now Edipower), "Elettrogen" and "Interpower". The DPCM of November 8, 2000 subsequently laid down that for a period of 5 years, the share capital of these GenCos could be held by public entities, including business entities, or by Italian or foreign public enterprises to an extent not in excess of 30%.

In March 2002, Eurogen, i.e. the second GenCo, was bought – continues ACEA – by the Edipower consortium, made up among others by AEM and Edison S.p.A., and after its merger with Edipower, it took on the name "Edipower".

According to ACEA, in the case of Edipower the maximum limit of 30% had been amply exceeded by AEM and EDF, both entities that - in ACEA's opinion - should be considered "public" as EDF is wholly owned by the French State and AEM is controlled by the Municipality of Milan. According to ACEA, the share capital of Edipower suffers from the interference of an overall public shareholding on the part of AEM and EDF, also through their joint control of Edison S.p.A., in excess of the maximum limit of 30% established by the DPCM of November 8, 2000. This situation – ACEA adds – was also pointed out by the Competition Authority, which issued a report on the matter in accordance with arts. 21 and 22 of Law 287/1990 on July 7, 2006.

Having said this, ACEA also made the point that AEM and EDF were its competitors, operating in the same electricity market, emphasising that the fact that AEM and EDF had exceeded the 30% limit for holdings in GenCos, also through Edison S.p.A., gave them an illicit competitive advantage over ACEA, which, being controlled by the Municipality of Rome, had always complied with its obligations under the DPCM of November 8, 2000, including that regarding participations in another GenCo. This competitive advantage, which derives from the fact that it has a higher market share than the law permits, was the result of conduct on the part of AEM and EDF which - in ACEA's opinion - qualified as unfair competition in accordance with art. 2598.3 of the Italian Civil Code or, in any case, as an illicit act according to art. 2043 of the Italian Civil Code.

Lastly, ACEA preannounced, but for the moment has not proposed, requests to the Court for suitable measures to anticipate the effects of the future sentence.

As far as AEM and EDF are concerned, they have not yet taken any defensive action, given that ACEA has not yet followed through on its threats and the first hearing of the merit judgement was set by ACEA for March 15, 2007 and was then postponed by the judge to May 24, 2007, obliging the parties to appear during the 20 days prior to this hearing.

**AEM-ATEL S.A.**

AEM, which holds 5.7% of ATEL S.A., opposed the obligatory takeover bid launched by the Consortium (of which EDF and EOSH are members, among others), which had bought a controlling interest in Motor Columbus, which in turn controls Atel; this bid was structured as an offer to exchange shares with which it had been proposed to the minority shareholders of Atel, AEM included, to subscribe new shares in Motor Columbus immediately after it had absorbed Atel. On May 3, 2006, the Federal Bank Commission declared that the Consortium's offer did not comply with Swiss law, as it jeopardised the rights of the minority shareholders. Following this pronouncement, the Consortium then launched another public share exchange offer that took account of the Federal Bank Commission's observations; in particular, it no longer envisaged the reverse merger between Motor-Columbus and Atel, which in the original plan would have taken place 12 days after the public share exchange offer, thereby forcing the shareholders of Atel that took up the offer to remain shareholders of Atel. AEM also opposed the Consortium's new public share exchange offer as it was felt that it still jeopardised the rights of Atel's minority shareholders. On July 4, 2006, the Federal Bank Commission considered the Consortium's new offer in accordance with Swiss law. AEM impugned the decision of the Federal Bank Commission by appealing to the Federal Court, filing a request on September 4, 2006 that asked for the Consortium's public share exchange offer to be declared not in accordance with Swiss law and that the Federal Bank Commission's decision of July 4, 2006 should be cancelled. The Federal Court rejected the appeal filed by AEM with a judgement communicated to the parties on March 20, 2007. The Federal Court did not go into the merit of the appeal, nor did it express any opinion on the principal complaint made by AEM; namely, that the public share exchange offer made by the Consortium did not comply with the legal requirements of Swiss law in cases of obligatory takeover bids. In fact, the Federal Court refused the appeal insofar as AEM, as a minority shareholder of ATEL, did not have the right to appeal to the Federal Bank Commission, far less to the Federal Court. This exception, which had already been raised by ATEL before the Federal Bank Commission, had been rejected by the Commission, which stated that, unlike what was subsequently established by the Federal Court, AEM did have the right to take part in administrative proceedings.

**ENEL v. AEM**

With a writ served in 2001, ENEL requested annulment of the decision made by the Board of Arbitrators appointed in accordance with Decree 79 of March 16, 1999 (the so-called "Bersani Decree"), which set at Lire 820 billion the price to be paid to ENEL for the sale to AEM Elettricità of the power distribution business in Milan and Rozzano. AEM asked for ENEL's request to be rejected, as the arbitrators' decision could not be considered manifestly unfair or erroneous in accordance with art. 1349 of the Italian Civil Code. Moreover, AEM in turn filed a reconventional claim asking for ENEL to be sentenced to pay compensation for the damages caused by the delay with which ENEL implemented the sale of the business as imposed by the law.
In AEM's opinion, the judge would only be able to change the arbitrators' decision if it appeared to be "manifestly unfair or erroneous", as confirmed by an expert witness's report which the judge has ordered.
The Court-appointed expert witness carried out a laborious review of the situation, making numerous adjustments, and in the end of the day established a figure of 66 million euro as the higher value of the business, net of the damages that the witness recommended should be awarded to AEM. However, even on the basis of the expert witness's report, the differences between the two estimates - that of the arbitrators and that of the expert witness appointed by the Court - do not appear to be attributable either to unfairness or to errors, but rather solely to different valuation methods used in a field where the room for technical discretion tends to be very wide.

As regards the dispute, at present, after numerous adjournments, a hearing has been set for November 9, 2007 when the judge will announce his conclusions. The terms for the parties' defence conclusions will presumably run from that date, which means that the case is likely to be decided during the first half of 2008.
Even if the expert witness's report is not in AEM's favour, the final outcome of the lawsuit cannot be foreseen with any degree of reliability, whether because the judge could choose to disregard the expert witness's conclusions, or because of the objective complexity, both in fact and in law, of the questions that have to be resolved before ENEL's and/or AEM's requests can be considered.

# Attachments

# 1 - Statement of changes in property, plant and equipment

| Fixed assets materials thousands of euro | Net book value 12.31.2005 | Changes during the year | |
|---|---|---|---|
| | | Additions | |
| Land | 16,142 | | |
| Total land | 16,142 | | |
| Buildings | 76,266 | 1,562 | |
| Total buildings | 76,266 | 1,562 | |
| Total land and buildings | 92,408 | 1,562 | |
| **Plant and machinery** | | | |
| Production plant | 266,086 | 509 | |
| Transport lines | | | |
| Transformation stations | 201 | | |
| Distribution networks | 23,260 | 883 | |
| Transferable plant and machinery | 261,287 | 236 | |
| Total plant and machinery | 550,834 | 1,628 | |
| **Industrial and commercial equipment** | | | |
| Miscellaneous equipment | 3,504 | 240 | |
| Mobile phones | | 1 | |
| Total industrial and commercial equipment | 3,504 | 241 | |
| **Other property, plant and equipment** | | | |
| Furniture and fittings | 1,275 | 278 | |
| Electric and electronic office machines | 8,083 | 1,031 | |
| Vehicles | 92 | | |
| Fixed assets worth less than 516 euro | | 21 | |
| Total other property, plant and equipment | 9,450 | 1,330 | |
| **Leasehold improvements** | 2,464 | 2,041 | |
| **Leased assets** | 49,940 | | |
| **Construction in progress and advances** | | | |
| Buildings | 1,437 | 1,153 | |
| Production plant | 137,061 | 34,282 | |
| Transport lines | | | |
| Transformation stations | | | |
| Distribution networks | | 275 | |
| Miscellaneous equipment | | | |
| Other property, plant and equipment | | 281 | |
| Advances | 1,085 | (1,085) | |
| Transferable assets in construction | 37,047 | 9,594 | |
| Total construction in progress and advances | 176,630 | 44,500 | |
| Total property, plant and equipment | 885,230 | 51,302 | |

| | Changes during the year | | | | Net book value 12.31.2006 |
|---|---|---|---|---|---|
| | Other changes | Disposals | Depreciation | Total changes during the year | |
| | 530 | | | 530 | 16,672 |
| | **530** | | | **530** | **16,672** |
| | 4,579 | | (2,707) | 3,434 | 79,700 |
| | **4,579** | | **(2,707)** | **3,434** | **79,700** |
| | **5,109** | | **(2,707)** | **3,964** | **96,372** |
| | 132,641 | (2,718) | (17,747) | 112,685 | 378,771 |
| | | | | | – |
| | | | (20) | (20) | 181 |
| | 2,690 | | (1,137) | 2,436 | 25,696 |
| | 46,227 | | (14,012) | 32,451 | 293,738 |
| | **181,558** | **(2,718)** | **(32,916)** | **147,552** | **698,386** |
| | | (8) | (669) | (437) | 3,067 |
| | | | (1) | | |
| | | **(8)** | **(670)** | **(437)** | **3,067** |
| | | | (243) | 35 | 1,310 |
| | | | (1,885) | (854) | 7,229 |
| | | | (25) | (25) | 67 |
| | | | (21) | | |
| | | | **(2,174)** | **(844)** | **8,606** |
| | | | (1,502) | 539 | 3,003 |
| | | | (1,426) | (1,426) | 48,514 |
| | (617) | (602) | | (66) | 1,371 |
| | (139,747) | | | (105,465) | 31,596 |
| | | | | | – |
| | | | | | – |
| | (56) | | | 219 | 219 |
| | | | | | – |
| | | | | 281 | 281 |
| | | | | (1,085) | |
| | (46,247) | | | (36,653) | 394 |
| | **(186,667)** | **(602)** | | **(142,769)** | **33,861** |
| | – | (3,328) | (41,395) | 6,579 | 891,809 |

# 2 - Statement of changes in intangible assets

| Fixed assets intangible thousands of euro | Net book value 12.31.2005 | Changes during the year | |
|---|---|---|---|
| | | Additions | |
| Industrial patents and intellectual property rights | 14,871 | 2,692 | |
| Concessions, licences, trademarks and similar rights | 1,287 | 1,528 | |
| Goodwill | | | |
| Assets in process of formation | 624 | 1,861 | |
| Other intangible assets | | | |
| Total intangible assets | 16,782 | 6,081 | |

## 2 - Statement of changes in intangible assets

| | Changes during the year | | | | Net book value 12.31.2006 |
|---|---|---|---|---|---|
| | Other changes | Changes of category | Amortisation | Total changes during the year | |
| | | 46 | (3,477) | (739) | 14,132 |
| | | 888 | (1,316) | 1,100 | 2,387 |
| | | | | | – |
| | | (934) | | 927 | 1,551 |
| | 1,581 | | | 1,581 | 1,581 |
| | 1,581 | - | (4,793) | 2,869 | 19,651 |

# 3 - Statement of changes in investments in subsidiaries and associates

| Investments<br>in thousands of euro | Book Value 12.31.2005 | Changes during the year 2006 | | |
|---|---|---|---|---|
| | | Increases | Decreases | |
| **Long-term financial assets** | | | | |
| **Subsidiaries:** | | | | |
| Metroweb S.p.A. | 50,656 | | (38,736) | |
| AEM Elettricità S.p.A. | 568,205 | | | |
| AEM Gas S.p.A. | 643,825 | | | |
| AEM Trasmissione S.p.A. | 77,566 | | (77,566) | |
| AEM Energia S.p.A. | 58,761 | | | |
| AEM Service S.r.l. | 12,405 | | | |
| AEM Trading S.r.l. | 99 | | | |
| AEM Calore & Servizi S.p.A. | 8,099 | | | |
| Serenissima Gas S.p.A. | 16,700 | | (16,700) | |
| Serenissima Energia S.r.l. | 721 | | (721) | |
| Delmi S.p.A. | 935,115 | | | |
| Valdisotto Energia S.r.l. | | 399 | | |
| Proaris S.r.l. | | 10 | | |
| **Total subsidiaries** | **2,372,152** | [illegible] | **(133,723)** | |
| **Associates:** | | | | |
| Aem-Bonatti S.c.a.r.l. (in liquidation) (1) | 5 | | | |
| Malpensa Energia S.r.l. | 2,531 | | | |
| e-Utile S.p.A. (2) | 268 | | | |
| Mestni Plinovodi d.o.o. | 6,652 | | | |
| Plurigas S.p.A. | 320 | | | |
| Zincar S.r.l. (6) | 86 | | (23) | |
| Società Servizi Valdisotto S.p.A. (4) | 2,073 | | | |
| Alagaz S.p.A. (1) | 8 | | | |
| Ecodeco S.r.l. | 70,454 | | | |
| Edipower S.p.A. (3) | 398,768 | | | |
| Burano S.p.A. | | | | |
| ACSM S.p.A. (5) | | 23,079 | | |
| **Total associates** | **481,165** | [illegible] | **(23)** | |
| **Other companies:** | | | | |
| Bluefare Ltd. | 2 | | | |
| AGAM S.p.A. | 17,439 | | | |
| Consorzio DIX.IT (in liquidation) | 738 | | | |
| Consorzio Milano Sistema | 25 | | | |
| Atel Aare - Tessin AG für Elektrizität | 213,074 | | | |
| Asm Sondrio S.p.A. | 874 | | | |
| CESI (Italian Electrotechnical Testing Centre) | 165 | | | |
| Emittenti Titoli S.p.A. | 78 | | | |
| AEM Torino S.p.A. | 14,007 | | (14,007) | |
| AVIO Valtellina S.p.A. | 5 | | | |
| **Total other companies** | **246,407** | | **(14,007)** | |
| **Total** | **3,099,724** | **23,488** | **(147,753)** | |

(1) Figures at December 31, 2006 not available.
(2) Figures at September 30, 2006.
(3) The percentage shown here assumes that all of the put option rights are exercised.
(4) Half-year figures at June 30, 2006.
(5) Quarterly figures at September 30, 2006 including the increase in capital of October 2006.
(6) Quarterly figures at September 30, 2006.

| | Changes during the year 2006 | | Book Value 12.31.2006 | Portion of equity | | |
|---|---|---|---|---|---|---|
| | Writedowns | Other changes | | % held | Equity 12.31.2006 | Amount pro quota |
| | | (11,920) | | | | - |
| | | | 568,205 | 99.99% | 578,025 | 577,967 |
| | | | 643,825 | 99.99% | 650,431 | 650,366 |
| | | | | | | - |
| | | | 58,761 | 99.99% | 65,135 | 65,128 |
| | | | 12,405 | 100.00% | 11,924 | 11,924 |
| | | | 99 | 100.00% | 103,832 | 103,832 |
| | | | 8,099 | 100.00% | 2,070 | 2,070 |
| | | | | | | - |
| | | | | | | - |
| | | | 935,115 | 51.00% | 1,848,053 | 942,507 |
| | | | 399 | 100.00% | 879 | 879 |
| | | | 10 | 100.00% | 9 | 9 |
| | | **(11,920)** | **2,226,918** | | **3,260,358** | **2,354,683** |
| | | | 5 | 50.00% | | - |
| | | | 2,531 | 49.00% | 8,127 | 3,982 |
| | | | 268 | 49.00% | 3,494 | 1,712 |
| | (6,152) | (500) | | 41.11% | 16,198 | 6,659 |
| | | | 320 | 40.00% | 26,272 | 10,509 |
| | | | 63 | 27.00% | 611 | 165 |
| | | | 2,073 | 35.45% | 7,340 | 2,602 |
| | | | 8 | 35.00% | | - |
| | | | 70,454 | 30.00% | 100,955 | 30,287 |
| | | | 398,768 | 20.00% | 2,032,806 | 406,561 |
| | | 11,920 | 11,920 | 23.53% | 33,925 | 7,983 |
| | | | 23,079 | 20.00% | 83,520 | 16,704 |
| | **(6,152)** | **11,420** | **509,489** | | **2,313,248** | **487,163** |
| | | | 2 | 20.00% | | - |
| | | | 17,439 | 17.49% | | - |
| | | | 738 | 14.28% | | - |
| | | | 25 | 10.00% | | - |
| | | 124,253 | 337,327 | 5.76% | | - |
| | | | 874 | 3.99% | | - |
| | | | 165 | 1.87% | | - |
| | | | 78 | 1.85% | | - |
| | | | | | | - |
| | | | 5 | 0.19% | | - |
| | **-** | **124,253** | **356,653** | **-** | **-** | **-** |
| | (6,152) | 123,753 | 3,093,060 | - | 5,573,606 | 2,841,846 |

# 4/1 - List of investments in subsidiaries

| Company<br>in thousands of euro | Registered office | Currency | Share capital 12.31.2006 | |
|---|---|---|---|---|
| **Subsidiaries:** | | | | |
| AEM Elettricità S.p.A. | Milan | Euro | 520,000 | |
| AEM Gas S.p.A. | Milan | Euro | 572,000 | |
| AEM Energia S.p.A. | Milan | Euro | 104 | |
| AEM Service S.r.l. | Milan | Euro | 12,405 | |
| AEM Trading S.r.l. | Milan | Euro | 99 | |
| AEM Calore & Servizi S.p.A. | Milan | Euro | 1,800 | |
| Delmi S.p.A. | Milan | Euro | 1,466,868 | |
| Valdisotto Energia S.r.l. | Milan | Euro | 52 | |
| Proaris S.r.l. | Milan | Euro | 10 | |

| | Shareholders' equity 12.31.2006 | Result 12.31.2006 | % held | Amount pro quota (a) | Book value (b) | Difference (a - b) |
|---|---|---|---|---|---|---|
| | 578,025 | 2,256 | 99.99% | 577,967 | 568,205 | 9,762 |
| | 650,431 | 3,241 | 99.99% | 650,366 | 643,825 | 6,541 |
| | 65,135 | (1,264) | 99.99% | 65,128 | 58,761 | 6,367 |
| | 11,924 | 306 | 100% | 11,924 | 12,405 | (481) |
| | 103,832 | 92,597 | 100% | 103,832 | 99 | 103,733 |
| | 2,070 | (336) | 100% | 2,070 | 8,099 | (6,029) |
| | 1,848,053 | 12,188 | 51% | 942,507 | 935,115 | 7,392 |
| | 879 | 490 | 100% | 879 | 399 | 480 |
| | 9 | (1) | 100% | 9 | 10 | (1) |

# 4/2 - List of investments in associates

| Company in thousands of euro | Registered office | Currency | Share capital 12.31.2006 |
|---|---|---|---|
| Società Servizi Valdisotto S.p.A. (4) | Valdisotto (SO) | Euro | 5,837 |
| Malpensa Energia S.r.l. | Segrate (MI) | Euro | 5,200 |
| Alagaz S.p.A. (1) | San Pietroburgo (Federazione Russa) | Euro | 22 |
| Mestni Plinovodi d.o.o. (amounts in euro at an exchange rate of SIT on 12.31.2006 amounting to sit 239.64 per euro) | Capodistria (Slovenia) | Euro | 15,952 |
| Plurigas S.p.A. | Milan | Euro | 800 |
| e-Utile S.p.A. (2) | Milan | Euro | 1,000 |
| Zincar S.r.l. (4) | Milan | Euro | 100 |
| Ecodeco S.r.l. | Milan | Euro | 7,469 |
| Edipower S.p.A. (5) | Milan | Euro | 1,441,300 |
| Burano S.p.A. | Milan | Euro | 10,200 |
| ACSM S.p.A. (6) | Milan | Euro | 46,871 |
| AEM- BONATTI S.c.a.r.l. (in liquidation) (1) | Milan | Euro | 10 |

(1) Figures at December 31, 2006 not available.
(2) Figures at September 30, 2006.
(3) The percentage shown here assumes that all of the put option rights are exercised.
(4) Half-year figures at June 30, 2006.
(5) Quarterly figures at September 30, 2006 including the increase in capital of in October 2006.
(6) Quarterly figures at September 30, 2006.

| | Shareholders' equity 12.31.2006 | Result 12.31.2006 | % held | Amount pro quota (a) | Book value (b) | Difference (a – b) |
|---|---|---|---|---|---|---|
| | 7,340 | 153 | 35.45% | 2,602 | 2,073 | 529 |
| | 8,127 | 18 | 49% | 3,982 | 2,531 | 1,451 |
| | – | – | 35% | – | 8 | (8) |
| | 16,198 | 26 | 41.11% | 6,659 | 500 | 6,159 |
| | 26,272 | 9,687 | 40% | 10,509 | 320 | 10,189 |
| | 3,494 | 993 | 49% | 1,712 | 268 | 1,444 |
| | 611 | 22 | 27% | 165 | 63 | 102 |
| | 100,955 | 15,251 | 30% | 30,287 | 70,454 | (40,168) |
| | 2,032,806 | 27,777 | 20% | 406,561 | 398,768 | 7,793 |
| | 33,925 | (74) | 23.53% | 7,983 | 11,920 | (3,937) |
| | 83,520 | 1,057 | 20% | 16,704 | 23,079 | (6,375) |
| | – | – | 50% | – | 5 | (5) |

# 5 - Schedule of relevant investments pursuant to article 126 of CONSOB resolution 11971 of May 14 1999

| Name | Registered office | % of voting capital held | How held | Company that holds the investment directly |
|---|---|---|---|---|
| AEM Service S.r.l. | Milan | 100.00% | Owned | AEM S.p.A. |
| AEM Trading S.r.l. | Milan | 100.00% | Owned | AEM S.p.A. |
| AEM Calore & Servizi S.p.A. | Milan | 100.00% | Owned | AEM S.p.A. |
| Proaris S.r.l. | Milan | 100.00% | Owned | AEM S.p.A. |
| Valdisotto Energia S.r.l. | Valdisotto (SO) | 100.00% | Owned | AEM S.p.A. |
| AEM Elettricità S.p.A. | Milan | 99.99% | Owned | AEM S.p.A. |
| AEM Gas S.p.A. | Milan | 99.99% | Owned | AEM S.p.A. |
| AEM Energia S.p.A. | Milan | 99.99% | Owned | AEM S.p.A. |
| Delmi S.p.A. | Milan | 51.00% | Owned | AEM S.p.A. |
| Aem-Bonatti S.c.a.r.l. (in liquidazione) | Milan | 50.00% | Owned | AEM S.p.A. |
| Transalpina di Energia S.r.l. | Milan | 50.00% | Owned | Delmi S.p.A. |
| Malpensa Energia S.r.l. | Milan | 49.00% | Owned | AEM S.p.A. |
| e-Utile S.p.A. | Milan | 49.00% | Owned | AEM S.p.A. |
| Mestni Plinovodi d.o.o. | Koper (Slovenia) | 41.11% | Owned | AEM S.p.A. |
| Plurigas S.p.A. | Milan | 40.00% | Owned | AEM S.p.A. |
| Zincar S.r.l. | Milan | 27.00% | Owned | AEM S.p.A. |
| Burano S.p.A. | Milan | 23.53% | Owned | AEM S.p.A. |
| Società Servizi Valdisotto S.p.A. | Valdisotto (SO) | 35.45% | Owned | AEM S.p.A. |
| Alagaz S.p.A. | St Petersburg (Russia) | 35.00% | Owned | AEM S.p.A. |
| Ecodeco S.r.l. | Milan | 30.00% | Owned | AEM S.p.A. |
| Bluefare Ltd. | London | 20.00% | Owned | AEM S.p.A. |
| Utilia S.p.A. | Rimini | 20.00% | Owned | AEM Service S.r.l. |
| A.G.A.M. S.p.A. | Monza (MI) | 17.49% | Owned | AEM S.p.A. |
| A.C.S.M. S.p.A. | Como | 20.00% | Owned | AEM S.p.A. |
| Edipower S.p.A. | Milan | 16% | Owned | AEM S.p.A. |

Attachments 8 and 9 provide information on the remuneration of directors and statutory auditors for the year paid by AEM S.p.A. and its direct subsidiaries. This is pursuant to article 78 of CONSOB Resolution 11971 of May 14, 1999, which laid down the rules for implementation of Decree no. 58 February 24, 1998 on Issuers. Remuneration means total emoluments paid for the position held, even for part of the year, as well as other non-monetary benefits, bonuses and other incentives, including those paid by subsidiaries of AEM S.p.A..

| Name | Position | Duration of the position from | to | Emoluments for the position | Bonuses and other incentives | Other remuneration | Total |
|---|---|---|---|---|---|---|---|
| Zuccoli Giuliano | Chairman | 01.01.06 | 12.31.06 | 540,000.00 | 790,000.00 | 57,000.00 | 1,387,000.00 |
| | Director | 01.01.06 | 12.31.06 | 39,496.00 | - | - | 39,496.00 |
| Sciumè Alberto | Deputy Chairman | 01.01.06 | 12.31.06 | 60,000.00 | - | 54,000.00 | 114,000.00 |
| | Director | 01.01.06 | 12.31.06 | 39,496.00 | - | - | 39,496.00 |
| Randazzo Francesco | Director | 01.01.06 | 12.31.06 | 39,496.00 | - | 45,000.00 | 84,496.00 |
| Oberti Paolo | Director | 01.01.06 | 12.31.06 | 39,496.00 | - | | 39,496.00 |
| Scarselli Aldo | Director | 01.01.06 | 12.31.06 | 39,496.00 | - | 49,000.00 | 88,496.00 |
| Mauri Mario | Director | 01.01.06 | 12.31.06 | 39,496.00 | - | 46,000.00 | 85,496.00 |
| Taormina Antonio | Director | 01.01.06 | 12.31.06 | 39,496.00 | - | - | 39,496.00 |
| Cassinelli Dario | Director | 01.01.06 | 12.31.06 | 39,496.00 | - | 12,000.00 | 51,496.00 |
| Galassi Luigi | Director | 01.01.06 | 12.31.06 | 39,496.00 | - | 10,000.00 | 49,496.00 |
| TOTAL | | | | 955,464.00 | 790,000.00 | 273,000.00 | 2,018,464.00 |
| Monetary remuneration of managers with strategic responsibilities | | | | | 80,000.00 | 525,481.00 | 605,481.00 |
| Non-monetary benefits to managers with strategic responsibilities | | | | | - | 2,892.00 | 2,892.00 |

# 7 - Remuneration of the Board of Statutory Auditors

| Name | Position | Duration of the position from | to | Emoluments for the position | Bonuses and other incentives | Other remuneration | Total |
|---|---|---|---|---|---|---|---|
| Fossati Alfredo | Chairman Board of Statutory Auditors | 01.01.2006 | 12.31.2006 | 48,035.00 | - | - | 48,035.00 |
| Spadacini Luigi Carlo | Acting Statutory Auditor | 01.01.2006 | 12.31.2006 | 32,024.00 | - | - | 32,024.00 |
| Messina Salvatore Rino | Acting Statutory Auditor | 01.01.2006 | 12.31.2006 | 32,024.00 | - | - | 32,024.00 |
| Total | | | | 112,083.00 | - | - | 112,083.00 |

## AEM ELETTRICITÀ S.p.A.

Registered office: Milan
Share capital: Euro 520,000,000
% held: 99.99% AEM S.p.A.

| in thousands of euro | 12.31.2006 | 12.31.2005 |
|---|---|---|
| Turnover | 630,846 | 598,990 |
| Value added | 120,241 | 120,872 |
| Gross profit from operations | 91,786 | 86,853 |
| Profit from operations | 14,874 | 5,111 |
| Income before extraordinary items | 7,316 | 487 |
| Income before taxes | 7,316 | 813 |
| Net profit (loss) for the year | 2,256 | (2,780) |
| Current assets | 334,560 | 347,221 |
| Non-current assets | 810,811 | 847,133 |
| Current liabilities | 263,760 | 275,788 |
| Long-term liabilities and miscellaneous reserves | 303,586 | 342,797 |
| Shareholders' equity | 578,025 | 575,769 |
| Net financial position | (275,390) | (268,042) |

## AEM GAS S.p.A.

| | |
|---|---|
| Registered office: | Milan |
| Share capital: | Euro 572,000,000 |
| % held: | 99.99% AEM S.p.A. |

| in thousands of euro | 12.31.2006 | 12.31.2005 |
|---|---|---|
| Turnover | 126,047 | 146,970 |
| Value added | 89,108 | 108,522 |
| Gross profit from operations | 73,183 | 90,706 |
| Profit from operations | 7,949 | 23,548 |
| Income before extraordinary items | 7,076 | 22,333 |
| Income before taxes | 7,076 | 22,322 |
| Net profit (loss) for the year | 3,241 | 12,256 |
| Current assets | 60,731 | 57,716 |
| Non-current assets | 748,678 | 758,176 |
| Current liabilities | 97,712 | 93,362 |
| Long-term liabilities and miscellaneous reserves | 61,266 | 56,091 |
| Shareholders' equity | 650,431 | 666,439 |
| Net financial position | (46,243) | (28,973) |

## AEM ENERGIA S.p.A.

Registered office: Milan
Share capital: Euro 104,000
% held: 99.99% AEM S.p.A.

| in thousands of euro | 12.31.2006 | 12.31.2005 |
|---|---|---|
| Turnover | 574,029 | 584,806 |
| Value added | 20,467 | 39,794 |
| Gross profit from operations | 16,549 | 35,808 |
| Profit from operations | (1,838) | 25,767 |
| Current Result | (922) | 26,292 |
| Income before taxes | (922) | 26,292 |
| Net loss/Net profit for the year | (1,264) | 15,368 |
| Current assets | 192,686 | 218,617 |
| Non-current assets | 17,715 | 24,605 |
| Current liabilities | 133,440 | 165,063 |
| Long-term liabilities and miscellaneous reserves | 11,826 | 2,461 |
| Shareholders' equity | 65,135 | 75,698 |
| Net financial position | (36,283) | (25,725) |

## AEM SERVICE S.r.l.

Registered office: Milan
Share capital: Euro 12,405,294
% held: 100% AEM S.p.A.

| in thousands of euro | 12.31.2006 | 12.31.2005 |
|---|---|---|
| Turnover | 31,968 | 30,706 |
| Value added | 15,947 | 15,955 |
| Gross profit from operations | 4,252 | 4,608 |
| Profit from operations | 1,068 | 20 |
| Income before extraordinary items | 1,364 | 108 |
| Income before taxes | 1,364 | 108 |
| Net profit (loss) for the year | 306 | (630) |
| Current assets | 21,445 | 19,033 |
| Non-current assets | 8,097 | 9,848 |
| Current liabilities | 8,371 | 8,737 |
| Long-term liabilities and miscellaneous reserves | 9,247 | 8,525 |
| Shareholders' equity | 11,924 | 11,618 |
| Net financial position | 14,340 | 7,388 |

## AEM TRADING S.r.l.

Registered office: Milan
Share capital: Euro 99,000
% held: 100% AEM S.p.A.

| in thousands of euro | 12.31.2006 | 12.31.2005 |
|---|---|---|
| Turnover | 1,388,550 | 1,087,093 |
| Value added | 151,841 | 105,306 |
| Gross profit from operations | 149,962 | 103,584 |
| Profit from operations | 147,365 | 103,414 |
| Income before extraordinary items | 150,574 | 105,058 |
| Income before taxes | 150,574 | 105,058 |
| Net profit (loss) for the year | 92,597 | 62,000 |
| Current assets | 420,720 | 274,642 |
| Non-current assets | 971 | 18,660 |
| Current liabilities | 316,166 | 203,634 |
| Long-term liabilities and miscellaneous reserves | 1,693 | 16,633 |
| Shareholders' equity | 103,832 | 73,035 |
| Net financial position | 103,086 | 45,231 |

## AEM CALORE & SERVIZI S.p.A.

| | |
|---|---|
| Registered office: | Milan |
| Share capital: | Euro 1,800,000 |
| % held: | 100% AEM S.p.A. |

| in thousands of euro | 12.31.2006 | 12.31.2005 |
|---|---|---|
| Turnover | 99,835 | 102,902 |
| Value added | 15,282 | 13,409 |
| Gross profit from operations | 4,277 | 1,737 |
| Profit from operations | 769 | (2,917) |
| Income (loss) before extraordinary items | 1,206 | (2,985) |
| Income (loss) before taxes | 649 | 3,658 |
| Net loss/Net profit for the year | (336) | 994 |
| Current assets | 66,872 | 74,799 |
| Non-current assets | 7,034 | 7,296 |
| Current liabilities | 62,012 | 70,599 |
| Long-term liabilities and miscellaneous reserves | 9,824 | 9,091 |
| Shareholders' equity | 2,070 | 2,405 |
| Net financial position | (10,418) | (15,828) |

## DELMI S.p.A.

Registered office: Milan
Share capital: Euro 1,466,868,500
% held: 51% AEM S.p.A.

| in thousands of euro | 12.31.2006 | 12.31.2005 |
|---|---|---|
| Turnover | – | – |
| Value added | (1,637) | (610) |
| Gross profit from operations | (1,637) | (610) |
| Profit from operations | (1,639) | (613) |
| Income before extraordinary items | 10,006 | 41,459 |
| Income before taxes | 10,006 | 41,459 |
| Net profit (loss) for the year | 12,188 | 43,309 |
| Current assets | 34,187 | 441,359 |
| Non-current assets | 1,817,885 | 1,453,539 |
| Current liabilities | 592 | 18,034 |
| Long-term liabilities and miscellaneous reserves | 3,427 | – |
| Shareholders' equity | 1,848,053 | 1,876,864 |
| Net financial position | 8,507 | 380,790 |

## VALDISOTTO ENERGIA S.r.l.

Registered office: Valdisotto (SO)
Share capital: Euro 52,000
% held: 100% AEM S.p.A.

| in thousands of euro | 12.31.2006 | 12.31.2005 |
|---|---|---|
| Turnover | 2,662 | 17,265 |
| Value added | 797 | 416 |
| Gross profit from operations | 765 | 387 |
| Profit from operations | 765 | 387 |
| Income before extraordinary items | 787 | 329 |
| Income before taxes | 787 | 329 |
| Net profit (loss) for the year | 490 | 158 |
| Current assets | 3,097 | 5,428 |
| Non-current assets | – | 149 |
| Current liabilities | 2,192 | 5,158 |
| Long-term liabilities and miscellaneous reserves | 26 | 30 |
| Shareholders' equity | 879 | 389 |
| Net financial position | 139 | (1,866) |

### E-UTILE S.p.A.

| | |
|---|---|
| Registered office: | Milan |
| Capitale Sociale: | Euro 1,000,000 |
| % held: | 49% AEM S.p.A. |

| in thousands of euro | 09.30.2006 | 09.30.2005 |
|---|---|---|
| Turnover | 28,638 | 25,657 |
| Value added | 12,798 | 10,476 |
| Gross profit from operations | 4,141 | 2,374 |
| Profit from operations | 2,230 | 1,791 |
| Income before extraordinary items | 2,307 | 1,779 |
| Income before taxes | 2,324 | 1,784 |
| Net profit (loss) for the year | 993 | 746 |
| Current assets | 22,633 | 17,210 |
| Non-current assets | 232 | 357 |
| Current liabilities | 13,623 | 11,045 |
| Long-term liabilities and miscellaneous reserves | 5,748 | 4,021 |
| Shareholders' equity | 3,494 | 2,501 |
| Net financial position | 11,609 | 1,364 |

## PLURIGAS S.p.A.

Registered office: Milan
Share capital: Euro 800,000
% held: 40% AEM S.p.A.

| in thousands of euro | 12.31.2006 | 12.31.2005 |
|---|---|---|
| Turnover | 944,433 | 733,460 |
| Value added | 18,948 | 41,745 |
| Gross profit from operations | 17,463 | 40,122 |
| Profit from operations | 16,337 | 38,258 |
| Income before extraordinary items | 14,588 | 37,592 |
| Income before taxes | 15,276 | 37,592 |
| Net profit (loss) for the year | 9,687 | 35,888 |
| Current assets | 322,400 | 168,510 |
| Non-current assets | 218 | 301 |
| Current liabilities | 292,965 | 117,825 |
| Long-term liabilities and miscellaneous reserves | 3,381 | 4,401 |
| Shareholders' equity | 26,272 | 46,585 |
| Net financial position | (124,911) | (65,047) |

## ECODECO S.r.l.

Registered office: Milan
Share capital: Euro 7,468,560
% held: 30% AEM S.p.A.

| in thousands of euro | 12.31.2006 | 12.31.2005 |
|---|---|---|
| Turnover | 78,284 | 89,761 |
| Value added | 11,600 | 11,767 |
| Gross profit from operations | 5,152 | 5,096 |
| Profit from operations | 3,384 | 3,689 |
| Income before extraordinary items | 16,897 | 3,083 |
| Income before taxes | 16,897 | 3,358 |
| Net profit (loss) for the year | 15,251 | 1,603 |
| Current assets | 192,369 | 135,543 |
| Non-current assets | 49,296 | 48,246 |
| Current liabilities | 136,564 | 69,177 |
| Long-term liabilities and miscellaneous reserves | 4,146 | 29,013 |
| Shareholders' equity | 100,955 | 85,600 |
| Net financial position | 39,618 | 8,364 |

## EDIPOWER S.p.A.

Registered office: Milan
Share capital: Euro 1,441,300
% held: 20% AEM S.p.A.

| in thousands of euro | 12.31.2006 | 12.31.2005 |
|---|---|---|
| Turnover | 1,377,854 | 1,081,224 |
| Value added | 527,320 | 470,089 |
| Gross profit from operations | 438,342 | 382,024 |
| Profit from operations | 171,836 | 116,348 |
| Income before extraordinary items | 71,502 | 51,249 |
| Income before taxes | 71,502 | 49,928 |
| Net profit (loss) for the year | 27,777 | 21,357 |
| Current assets | 536,022 | 543,042 |
| Non-current assets | 4,164,521 | 4,270,954 |
| Current liabilities | 2,352,856 | 2,498,017 |
| Long-term liabilities and miscellaneous reserves | 314,881 | 310,950 |
| Shareholders' equity | 2,032,806 | 2,005,029 |
| Net financial position | (1,895,792) | (2,023,807) |

## BURANO S.p.A.

| | |
|---|---|
| Registered office: | Milano |
| Share capital: | Euro 10,200,000 |
| % held: | 23.53% AEM S.p.A. |

| in thousands of euro | 12.31.2006 |
|---|---|
| Turnover | 250 |
| Value added | 164 |
| Gross profit from operations | 164 |
| Profit from operations | (22) |
| Income before extraordinary items | (74) |
| Income before taxes | (74) |
| Net profit (loss) for the year | (74) |
| Current assets | 796 |
| Non-current assets | 44,698 |
| Current liabilities | 11,569 |
| Long-term liabilities and miscellaneous reserves | – |
| Shareholders' equity | 33,925 |
| Net financial position | (6,413) |

## A.C.S.M. S.p.A.

Registered office: Como
Share capital: Euro 46,870,625 (*)
% held: 20% AEM

| in thousands of euro | 09.30.2006 (**) | 09.30.2005 |
|---|---|---|
| Turnover | 30,567 | 41,031 |
| Gross profit from operations | 9,405 | 12,617 |
| Profit from operations | 3,823 | 5,504 |
| Income before extraordinary items | 2,594 | 6,052 |
| Income before taxes | 2,594 | 6,052 |
| Net profit (loss) for the year | 1,057 | 4,061 |
| Current assets | 30,650 | 49,406 |
| Non-current assets | 110,846 | 110,808 |
| Current liabilities | 33,535 | 44,758 |
| Long-term liabilities and miscellaneous reserves | 47,220 | 53,147 |
| Shareholders' equity | 60,741 | 62,309 |
| Net financial position | (39,634) | (47,161) |

(*) Quarterly figures at September 2006 including the increase in capital of in October 2006.
(**) Figures at December 31, 2006 not available.

# Transition to International Financial Reporting Standards (IFRS)

# Transition to International Financial Reporting Standards (IFRS) in statutory financial statements of AEM S.p.A.

In application of Decree 38 of 28 February 2005 "Elections to be made under art. 5 of EC Regulation 1606/2002 on international accounting standards", issuers, and therefore AEM S.p.A., are required from the current year to prepare individual financial statements in accordance with the international accounting standards (IAS/IFRS) issued by the International Accounting Standards Board and published in the Official Gazette of the European Community.

AEM S.p.A.'s date of transition to IAS/IFRS is January 1, 2005. The elections made in application of IFRS 1 for the purposes of the Parent Company's consolidated financial statements at January 1, 2004 (transition date for the Parent Company's consolidated financial statements) have been retained for the purposes of the transition of the individual financial statements of AEM S.p.A. with the same methods as were used to prepare the consolidated financial statements prepared by the Parent Company after the transition date.

As required by IFRS 1, this appendix, which is published as a supplement to the 2006 half-yearly report, provides reconciliations between the figures shown previously according to Italian GAAP and those restated according to IFRS, accompanied by notes commenting on the adjustments.
The reconciliations of the balance sheet, shareholders' equity and result for the period of AEM S.p.A., together with the related explanatory notes, prepared according to Italian GAAP and IAS/IFRS refer to:
- the transition date at January 1, 2005, which is the start date of the first comparison period;
- at December 31, 2005.

The schedules contained in this document have been prepared solely for the purposes of the transition to IFRS, with a view to preparing a first complete set of financial statements in accordance with the IFRS approved by the European Commission. For this reason, they are not accompanied by the comparative figures and explanatory notes that would be required for a complete representation of the assets and liabilities, financial position and results of AEM S.p.A. in accordance with IAS/IFRS.

They have been prepared in accordance with the International Financial Reporting Standards (IFRS) currently in force, including the IFRS recently adopted by the International Accounting Standards Board (IASB), International Accounting Standards (IAS) and the interpretations made by the International Financial Reporting Interpretations Committee (IFRIC) and the Standing Interpretations Committee (SIC). These are the standards that we assume will be in force at December 31, 2006.

This document was audited. AEM S.p.A. appointed Reconta Ernst & Young S.p.A. to audit the IAS/IFRS reconciliations at January 1, 2005 and December 31, 2005. The auditors' report is included at the end of this document.

# IFRS balance sheet at January 1, 2005

# Balance sheet - Assets

| | | Financial Statements ITAGAAP 01.01.2005 | Adjustments IAS 01.01.2005 | FTA IAS 01.01.2005 |
|---|---|---|---|---|
| A) | NON-CURRENT ASSETS | | | |
| A1) | Property, plant and equipment | 795,731,986 | 54,988,696 | 850,720,682 |
| A2) | Investment property | - | - | - |
| A3) | Intangible assets | 18,633,832 | (3,915,776) | 14,718,056 |
| A4) | Investments | 1,692,911,952 | 155,779,961 | 1,848,691,913 |
| A5) | Other non-current financial assets | 485,926,370 | 23,104,131 | 509,030,501 |
| A6) | Non-current derivatives | - | - | - |
| A7) | Deferred tax assets | 27,127,947 | 27,691,641 | 54,819,588 |
| A8) | Other non-current receivables | 206,522 | - | 206,522 |
| A9) | Restricted or pledged deposits | - | - | - |
| A10) | Other non-current assets | - | - | - |
| | TOTAL NON-CURRENT ASSETS ( A ) | 3,020,538,609 | [illegible]7,648,653 | 3,278,187,262 |
| B) | CURRENT ASSETS | | | |
| B1) | Fixed assets held for sale | - | - | - |
| B2) | Inventories | 761,905 | - | 761,905 |
| B3) | Current financial assets | 327,451,547 | - | 327,451,547 |
| B4) | Current derivatives | - | 30,541,998 | 30,541,998 |
| B5) | Taxes receivable | 24,557,928 | - | 24,557,928 |
| B6) | Trade and other receivables | 293,215,775 | (123,535,391) | 169,680,384 |
| B7) | Cash and cash equivalents | 208,610,458 | - | 208,610,458 |
| B8) | Other current assets | 30,119,155 | (28,698,665) | 1,420,490 |
| | TOTAL CURRENT ASSETS ( B ) | 884,716,768 | ([illegible],692,058) | 763,024,710 |
| C) | NON-CURRENT ASSETS HELD FOR SALE | | | |
| | TOTAL ASSETS ( A + B + C ) | 3,905,255,377 | 135,956,595 | 4,041,211,972 |

# Balance sheet - Shareholders' equity and liabilities

| | | Financial Statements ITAGAAP 01.01.2005 | Adjustments IAS 01.01.2005 | FTA IAS 01.01.2005 |
|---|---|---|---|---|
| D) | SHAREHOLDERS' EQUITY | 2,051,088,688 | (42,788,621) | 2,008,300,067 |
| E) | LIABILITIES AND EQUITY | | | |
| E1) | Non-current liabilities | | | |
| E1 - 1) | Medium/long-term financial liabilities | 925,049,758 | 71,785,962 | 996,835,720 |
| E1 - 2) | Deferred tax liabilities | 24,759,547 | 15,641,021 | 40,400,568 |
| E1 - 3) | Employee benefits | 64,498,636 | 27,118,665 | 91,617,301 |
| E1 - 4) | Provisions for risks | 36,354,934 | - | 36,354,934 |
| E1 - 5) | Other non-current liabilities | - | 89,386,875 | 89,386,875 |
| | TOTAL NON-CURRENT LIABILITIES ( E1 ) | 1,050,662,875 | 203,932,523 | 1,254,595,398 |
| E2) | Current liabilities | | | |
| E2 - 1) | Trade and other payables | 271,738,919 | (26,428,084) | 245,310,835 |
| E2 - 2) | Tax liabilities | 5,389,563 | - | 5,389,563 |
| E2 - 3) | Short-term financial liabilities | 522,115,391 | (17,000) | 522,098,391 |
| E2 - 4) | Provisions for risks | - | - | - |
| E2 - 5) | Other current liabilities | 4,259,941 | 1,257,777 | 5,517,718 |
| | TOTAL CURRENT LIABILITIES ( E2 ) | 803,503,814 | (25,187,307) | 778,316,507 |
| | TOTAL LIABILITIES ( E ) | 1,854,166,689 | 178,745,216 | 2,032,911,905 |
| F) | LIABILITIES DIRECTLY ASSOCIATED WITH ASSETS HELD FOR SALE | | | |
| | TOTAL LIABILITIES AND EQUITY ( D + E + F ) | 3,905,255,377 | 135,956,595 | 4,041,211,972 |

# IFRS balance sheet and income statement at December 31, 2005

# Balance sheet - Assets

| | | ITAGAAP Financial Statements 12.31.2005 | IAS Adjustments 12.31.2005 | IAS Financial Statements 12.31.2005 |
|---|---|---|---|---|
| A) | NON-CURRENT ASSETS | | | |
| A1) | Property, plant and equipment | 832,109,012 | [illegible]3,120,871 | 885,229,883 |
| A2) | Investment property | - | - | - |
| A3) | Intangible assets | 20,827,295 | [illegible](4,044,961) | 16,782,334 |
| A4) | Investments | 2,454,549,569 | 3[illegible]8,768,520 | 2,853,318,089 |
| A5) | Other non-current financial assets | 474,095,180 | (2[illegible]6,552,106) | 247,543,074 |
| A6) | Non-current derivatives | - | - | - |
| A7) | Deferred tax assets | 36,810,695 | [illegible]5,356,913 | 72,167,608 |
| A8) | Other non-current receivables | 227,771 | - | 227,771 |
| A9) | Restricted or pledged deposits | - | - | - |
| A10) | Other non-current assets | - | - | - |
| | TOTAL NON-CURRENT ASSETS ( A ) | 3,818,619,522 | [illegible]649,237 | 4,075,268,759 |
| B) | CURRENT ASSETS | | | |
| B1) | Fixed assets held for sale | - | - | - |
| B2) | Inventories | 714,649 | - | 714,649 |
| B3) | Current financial assets | 274,477,557 | - | 274,477,557 |
| B4) | Current derivatives | - | [illegible]4,395,033 | 34,395,033 |
| B5) | Taxes receivable | 20,126,265 | - | 20,126,265 |
| B6) | Trade and other receivables | 358,840,917 | (1[illegible]7,942,367) | 230,898,550 |
| B7) | Cash and cash equivalents | 13,542,725 | - | 13,542,725 |
| B8) | Other current assets | 22,928,784 | ([illegible]2,007,888) | 920,896 |
| | TOTAL CURRENT ASSETS ( B ) | 690,630,897 | ([illegible]555,222) | 575,075,675 |
| C) | NON-CURRENT ASSETS HELD FOR SALE | - | - | - |
| | TOTAL ASSETS ( A + B + C ) | 4,509,250,419 | 141,094,015 | 4,650,344,434 |

# Balance sheet - Liabilities and equity

| | | ITAGAAP Financial Statements 12.31.2005 | IAS Adjustments 12.31.2005 | IAS Financial Statements 12.31.2005 |
|---|---|---|---|---|
| D) | SHAREHOLDERS' EQUITY | 2,124,613,086 | (61,796,916) | 2,062,816,170 |
| E) | LIABILITIES | | | |
| E1) | Non-current liabilities | | | |
| E1 - 1) | Medium/long-term financial liabilities | 1,217,413,824 | 64,600,541 | 1,282,014,365 |
| E1 - 2) | Deferred tax liabilities | 36,912,638 | 24,497,638 | 61,410,276 |
| E1 - 3) | Severance indemnities and employee benefits | 61,898,229 | 30,704,104 | 92,602,332 |
| E1 - 4) | Provisions for charges and risks | 62,964,777 | - | 62,964,777 |
| E1 - 5) | Other non-current liabilities | - | 94,318,058 | 94,318,058 |
| | TOTAL NON-CURRENT LIABILITIES ( E1 ) | 1,379,189,468 | 214,120,340 | 1,593,309,808 |
| E2) | Current liabilities | | | |
| E2 - 1) | Trade and other payables | 198,173,882 | (18,352,800) | 179,821,082 |
| E2 - 2) | Tax liabilities | 48,395,571 | - | 48,395,571 |
| E2 - 3) | Short-term financial liabilities | 753,329,635 | 7,821,778 | 761,151,413 |
| E2 - 4) | Provisions for charges and risks | - | - | - |
| E2 - 5) | Other current liabilities | 5,548,777 | (698,387) | 4,850,390 |
| | TOTAL CURRENT LIABILITIES ( E2 ) | 1,005,447,865 | (11,229,409) | 994,218,456 |
| | TOTAL LIABILITIES ( E ) | 2,384,637,333 | 202,890,931 | 2,587,528,263 |
| F) | LIABILITIES DIRECTLY ASSOCIATED WITH ASSETS HELD FOR SALE | - | - | - |
| | TOTAL LIABILITIES AND EQUITY ( D + E + F ) | 4,509,250,419 | 141,094,015 | 4,650,344,434 |

# Income statement

| | | ITAGAAP Financial Statements 12.31.2005 | IAS Adjustments 12.31.2005 | IAS Financial Statements 12.31.2005 |
|---|---|---|---|---|
| 1) | **Revenues** | | | |
| 1.1) | Revenues from sales | 1,660,127 | - | 1,660,127 |
| 1.2) | Revenues from services | 141,165,078 | - | 141,165,078 |
| 1.3) | Revenues from long-term contracts | - | - | - |
| 1.4) | Other operating income | 202,777,825 | (50,032,766) | 152,745,059 |
| | **Total revenues ( 1 )** | 345,603,030 | [illegible]032,766) | 295,570,264 |
| 2) | **Other operating income** | - | - | - |
| 2.1) | Interest income | - | - | - |
| 2.2) | Dividend income | - | - | - |
| 2.3) | Other operating income | - | - | - |
| | **Total other operating income ( 2 )** | [illegible] | [illegible] | [illegible] |
| | **Total revenues and other operating income ( 1 + 2 )** | 345,603,030 | [illegible]032,766) | 295,570,264 |
| 3) | **Operating costs** | | | |
| 3.1) | Raw materials and consumables used | 5,569,033 | - | 5,569,033 |
| 3.2) | Services used | 106,374,055 | - | 106,374,055 |
| 3.3) | Changes in inventories of finished goods and work in progress | - | - | - |
| 3.4) | Research and development expenses | - | - | - |
| 3.5) | Corporate restructuring costs | - | - | - |
| 3.6) | Other operating costs | 30,753,580 | (6,073,055) | 24,680,525 |
| | **Total operating costs ( 3 )** | 142,696,668 | [illegible]073,055) | 136,623,613 |
| 4) | **Labour costs** | 49,343,083 | 4,661,487 | 54,004,570 |
| 5) | **Gross profit from operations ( 1 + 2 - 3 - 4 )** | 153,563,279 | [illegible]621,198) | 104,942,081 |
| 6) | **Amortisation, depreciation, provisions and writedowns** | 77,508,114 | 1,997,010 | 79,505,124 |
| 7) | **Profit from operations ( 5 - 6 )** | 76,055,165 | [illegible]0,618,208) | 25,436,957 |
| 8) | **Gains (losses) on revaluation of financial assets available for sale** | 471,740 | - | 471,740 |
| 9) | **Gains (losses) on financial instruments classified as cash flow hedges** | - | - | - |
| 10) | **Other gains (losses) on derivatives** | 7,178,407 | 4,543,917 | 11,722,324 |
| 11) | **Gains (losses) on disposal of financial assets available for sale** | 1,989,160 | 48,283,286 | 50,272,446 |
| 12) | **Financial charges** | 55,349,392 | 6,267,188 | 61,616,580 |
| 13) | **Income (losses) from financial assets** | 145,920,015 | (4,968,801) | 140,951,214 |
| 13.1) | Dividend income | 131,776,938 | (4,968,801) | 126,808,137 |
| 13.2) | Income from receivables/securities included in non-current assets | 564,125 | - | 564,125 |
| 13.3) | Income from receivables/securities included in current assets | 13,759,290 | - | 13,759,290 |
| 13.4) | Exchange gains and losses | (180,338) | - | (180,338) |
| 14) | **Total financial costs ( 8 + 9 + 10 + 11 - 12 + 13 )** | 100,209,930 | [illegible]1,591,214 | 141,801,144 |

| | | ITAGAAP Financial Statements 12.31.2005 | IAS Adjustments 12.31.2005 | IAS Financial Statements 12.31.2005 |
|---|---|---|---|---|
| 15) | Share of results of associates deriving from valuation according to the equity method | - | - | - |
| 16) | Gains (losses) on disposal of property, plant and equipment | (2,461,964) | - | (2,461,964) |
| 17) | Other non-operating profits | - | - | - |
| 18) | Other non-operating costs | - | - | - |
| 19) | Profit before tax ( 7 + 14 + 15 + 16 + 17 - 18 ) | 173,803,131 | (9,026,994) | 164,776,137 |
| 20) | Income tax expense | 5,662,838 | (861,839) | 4,800,999 |
| 21) | Net profit (loss) of ongoing operations net of tax ( 19 - 20 ) | 168,140,293 | (8,165,155) | 159,975,138 |
| 22) | Net result from non-current assets held for sale | - | - | - |
| 23) | Net profit for the year ( 21 + 22 ) | 168,140,293 | (8,165,155) | 159,975,138 |

# Main adjustments made to AEM S.p.A.'s statutory financial statements for the transition to IFRS at January 1 and December 31, 2005

## Balance sheet – Assets

## A) NON-CURRENT ASSETS

### A 1) Property, plant and equipment

The overall change at December 31, 2005 deriving from the application of international accounting standards determined an increase in property, plant and equipment of 53,121 thousand euro.
This increase was determined by a positive change of 54,989 thousand euro at January 1, 2005 and by a negative change of 1,868 thousand euro for the adjustments made in 2005.

At January 1, 2005, the main adjustments concerned assets being purchased under finance lease contracts, which under IAS 17 were booked to property, plant and equipment with the debt being booked to liabilities for the same amount. The total amount of this adjustment caused an increase of 51,367 thousand euro.
The other adjustments concerned the reversal of accumulated depreciation on land, (+2,284 thousand euro) as land now has to be separated from buildings and other installations and no longer depreciated, and the reclassification of leasehold improvements from intangible assets to property, plant and equipment (+1,888 thousand euro). The recalculation of depreciation on plant components with different useful lives (according to the so-called "component approach") entailed a decrease of 550 thousand euro.

At December 31, 2005 the negative change of 1,868 thousand euro mainly refers to the calculation of depreciation on leased assets and the recalculation of depreciation on plant components with a different useful life ("component approach").

### A3) Intangible assets

The overall change at December 31, 2005 deriving from the application of international accounting standards led to a decrease in intangible assets of 4,045 thousand euro.
At January 1, 2005 the decrease amounted to 3,916 thousand euro due to reclassification to property, plant and equipment of leasehold improvements of 1,888 thousand euro and elimination of the expenses on the loans obtained and on the bond loan issued of 2,028 thousand euro, which were deducted directly from their nominal value.

As a result of the reclassifications to property, plant and equipment of the leasehold improvements made during 2005, the negative change amounted to 129 thousand euro.

**A4) Investments**

The overall impact of first-time adoption of international accounting standards led to an increase in investments of 398,769 thousand euro.

At January 1, 2005 investments increased by 155,780 thousand euro as a result of the following changes:

- the reduction was for the transfer of the investment in Fastweb S.p.A. (formerly e.Biscom S.p.A.), 242,989 thousand euro, to financial assets available for sale as required by IAS/IFRS: investments can only be shown under associates if 20% of the share capital is held, whereas at January 1, 2005 AEM S.p.A. only held 12.11% of Fastweb S.p.A.;
- the increase as a result of the reclassification for 398,769 thousand euro concerned inclusion of the investment in Edipower S.p.A., previously shown under financial assets available for sale. This is justified by the fact that, based on the contracts and agreements with the current shareholders of Edipower S.p.A., AEM S.p.A. has anticipated from an accounting point of view its exercise of the options to buy the residual 4% (80,000 thousand euro) from the shareholders, raising its investment to 20%. This amount remains unchanged at December 31, 2005.

At December 31, 2005 the adjustment of 242,989 thousand euro was absorbed by selling the investment in Fastweb S.p.A. (formerly e.Biscom S.p.A.) during 2005.

In accordance with Italian GAAP, AEM S.p.A. used to value investments in subsidiaries at cost adjusted for any permanent losses. Taking into account the methods of constitution and/or acquisition of investments, it was felt that the write-downs previously carried out in accordance with Italian GAAP, including any subsequent writebacks, were in line with the values that would have been recognised under IFRS.

**A5) Other non-current financial assets**

The total change at December 31, 2005 deriving from application of international accounting standards led to a decrease of 226,552 thousand euro, as a result of the following adjustments:

- at January 1, 2005 this item showed an increase of 23,104 thousand euro attributable to the adoption of IAS 39 according to which financial assets have to be

shown at fair value. In this specific case, the valuation of investments in listed companies - Fastweb S.p.A. (formerly e.Biscom S.p.A.), ATEL S.A., and AEM Torino S.p.A., classified as "Available for sale" as considered strategic - led to them being revalued by a total of 133,909 thousand euro, crediting the transition reserve. This increase was offset by the reclassifications of the investments in Fastweb S.p.A. (+242,989 thousand euro) and Edipower S.p.A. (–318,769 thousand euro), as already mentioned in the paragraph on "Investments" and the reclassification of the treasury shares held (35,025 thousand euro), deducting them from equity;
- changes during 2005 were negative for 249,656 thousand euro mainly as a result of the sale of the investment in Fastweb S.p.A. for 242,989 thousand euro and of the related fair value adjustment at January 1, 2005 of 48,158 thousand euro, offset by the positive fair value adjustment of the investments in ATEL S.A. and AEM Torino S.p.A. for 29,222 thousand euro and the positive adjustment of treasury shares, 12,269 thousand euro, for the portion sold during the year.

#### A7) Deferred tax assets

The transition to IAS/IFRS led to a series of adjustments to the figures in the statutory financial statements to bring them into line with international accounting standards.
The related deferred tax assets generated by these changes have been recognised, based on the difference between the values according to IAS/IFRS and those permitted for tax purposes.

The total change at December 31, 2005 deriving from application of international accounting standards led to an increase of 35,357 thousand euro, as a result of the following adjustments and is made up of:
- 27,692 thousand euro of adjustments made at January 1, 2005;
- 7,665 thousand euro of adjustments made during 2005.

## B) CURRENT ASSETS

#### B 4) Current derivatives

AEM S.p.A. has stipulated specific contracts to hedge the interest rate risk on the debt for the bond loan and on the debt owed to Cassa Depositi e Prestiti, as well as contracts to hedge price changes in the shares of Fastweb S.p.A.. International accounting standards lay down specific rules for the accounting treatment of such derivatives. In particular, as far as cash flow hedges are concerned, derivatives have

to be booked at fair value under assets or liabilities in the balance sheet, with a contra-entry to a hedging reserve in net equity if they prove effective. If, on the other hand, they prove ineffective, they have to be written off to the income statement at fair value.
These valuations involved a positive effect of 34,395 thousand euro at December 31, 2005.

The positive change at January 1, 2005 amounted to 30,542 thousand euro, while the increase during the year amounted to 3,853 thousand euro as a result of the following adjustments:

- an increase of 6,197 thousand euro in connection with the valuation of the derivatives hedging the interest rate risk on the bond loan and the valuation at fair value of the derivative hedging committed lines of credit;
- a reduction of 2,344 thousand euro for the valuation at January 1, 2005 of the derivative on the Fastweb S.p.A. shares sold during 2005.

**B 6) Trade and other receivables**

The total change at December 31, 2005 deriving from application of international accounting standards led to a decrease of 127,942 thousand euro, as a result of the following adjustments:

- at January 1, 2005 this item shows a decrease of 123,535 thousand euro mainly attributable to the reversal of dividends receivable which under IAS/IFRS can only be booked after the resolution approving their distribution. The adjustment to dividends totals 123,921 thousand euro;
- the adjustments made during the year are negative for 4,407 thousand euro mainly because of the booking of dividends receivable relating to 2004 which were altered by the reversal of the dividends receivable for those of 2005 not yet officially approved.

**B 8) Other current assets**

The total change at December 31, 2005 deriving from application of international accounting standards led to a decrease of 22,008 thousand euro, as a result of the following adjustments:

- at January 1, 2005 the negative change amounts to 28,699 thousand euro and concerns, for 27,670 thousand euro, the elimination of the lease instalments of future years relating to finance lease contracts booked in accordance with IAS 17 and, for 1,029 thousand euro, the reclassification, on the basis of IAS 39, of the issue deficit of the bond loan which has been deducted from the value of the loan;

- during 2005 the adjustments made to the statutory entries for lease instalments of future years had a positive impact of 6,574 thousand euro, whereas the adjustment of the portions of the issue deficit on the bond loan entailed a benefit of 116 thousand euro.

# E) LIABILITIES

## E1) Non-current liabilities

### E1 – 1) Medium/long term financial liabilities

The total change at December 31, 2005 from the application of international accounting standards determined an increase of 64,601 thousand euro.

At January 1, 2005 the application of IAS/IFRS led to an increase of 71,786 thousand euro, broken down as follows:
- for 31,800 thousand euro the increase relating to the valuation of the non-convertible bond loan issued by AEM S.p.A. in October 2003. The increase is due to the following factors: the valuation at fair value as of January 1, 2005 (+34,167 thousand euro), in application of IAS 39, as revised, partially offset by the reclassification, deducted directly from the value of the loan, of the issue deficit (–1,028 thousand euro) and related expenses (–1,339 thousand euro);
- 671 thousand euro from reclassification of loan expenses as a reduction of the loans;
- 40,657 thousand euro from the increase in payables to leasing companies as required by IAS 17 for lease finance contracts.

The adjustments made to the above items during 2005 involved a decrease of 7,185 thousand euro.

### E1 – 2) Deferred tax liabilities

The transition to IAS/IFRS led to a series of adjustments to the figures in the statutory financial statements to bring them into line with international accounting standards.
The related deferred tax liabilities generated by these changes have been recognised, based on the difference between the values according to IAS/IFRS and those permitted for tax purposes.
At January 1, 2005 the changes for deferred taxation amounted to 15,641 thousand euro, while adjustments made during 2005 led to an increase of 8,857 thou-

sand euro, bringing the total change at December 31, 2005 to 24,498 thousand euro.

#### E1 – 3) Employee benefits

The overall change in the provision for severance indemnities and in the other provisions for employee benefits at January 1, 2005 increased by 27,119 thousand euro, while the adjustments made during the period amounted to +3,585 thousand euro, showing a total change of 30,704 thousand euro at December 31, 2005.
International accounting standards classify post-employment and post-retirement benefits as employee benefits. Therefore, during the transition phase, IAS/IFRS require a financial/actuarial valuation of the liabilities expected to be incurred. For AEM S.p.A. these liabilities include the discounts that employees receive on electricity and gas and the additional months' pay which relates to the fidelity bonus; these have been booked for the first time and have a negative impact on shareholders' equity. As regards severance indemnities, we have booked the amount calculated according to IAS 19.
Booking the current value of the provision for employee benefits led to an adjustment increasing the provision of 29,261 thousand euro at January 1, 2005 and an increase of 3,856 thousand euro for the adjustments made during 2005.

The provision for severance indemnities calculated in accordance with international accounting standards led to a reduction of 2,413 thousand euro of which 2,143 thousand euro at January 1, 2005.

#### E1 – 5) Other non-current liabilities

At January 1, 2005 the main adjustment based on what is allowed by international accounting standards concerned bringing forward the exercise of the options to buy 4% of Edipower S.p.A. from the financing shareholders, which involved booking a liability of 80,000 thousand euro. This figure was increased by 9,387 thousand euro for the portion of accrued financial charges.
At December 31, 2005 the figure of 94,318 thousand euro includes the interest of 4,931 thousand euro that accrued during the year.

## E2) Current liabilities

#### E2 – 1) Trade and other payables

The overall impact of first-time adoption of international accounting standards (IAS/IFRS) amounted to 18,353 thousand euro at December 31, 2005.

At January 1, 2005 the adjustments led to a decrease of 26,428 thousand euro made up principally, for 27,670 thousand euro, by the reduction in trade payables for lease instalments as a result of adopting finance lease accounting in accordance with IAS 17.

The adjustments made during the year led to an increase in payables for 8,075 thousand euro to adjust the statutory entries made in accordance with Italian GAAP.

**E2 – 3) Short-term financial liabilities**

At December 31, 2005 the adjustments led to an increase of 7,822 thousand euro.

At January 1, 2005 there was a decrease of 17 thousand euro following the reclassification of expenses on loans, deducting them directly from the loans, as required by IAS 39.

During the year 2005 the increase amounted to 7,839 thousand euro and the main changes concerned:

- the valuation at fair value of certain derivatives which led to an increase of 1,157 thousand euro;
- the reclassification of the portion maturing within one year of finance lease payables, of 5,275 thousand euro;
- the valuation at amortised cost of certain loans and the reclassification of the current portions of medium term loans payable within one year, of 1,407 thousand euro.

**E2 – 5) Other liabilities**

At December 31, 2005 the adjustments led to a decrease of 698 thousand euro.

The valuation of the derivative hedging the bond loan at January 1, 2005 gave rise to an adjustment on the income/expenses booked on the swap according to Italian GAAP. The value of the adjustment is an increase of 1,258 thousand euro.

The adjustments made during 2005 as a result of the above led to a decrease of 1,956 thousand euro.

## INCOME STATEMENT

### 1) Revenues

### 1.4) Other operating income

At December 31, 2005, this caption decreased by 50,033 thousand euro and is attributable to the reclassification to "gains/losses on the elimination of financial assets available for sale" of gains of 50,014 thousand euro, resulting from the disposal of the investments in Fastweb S.p.A. and Zincar S.r.l..

### 3) Operating costs

### 3.6) Other operating costs

At December 31, 2005 the adjustment led to a decrease of 6,073 thousand euro and is mainly attributable to the elimination of lease instalments, of 5,918 thousand euro, following the application of IAS 17: this principle lays down that finance lease contracts should not be booked entirely to the income statement, but have to be split between portions of capital reimbursed (to be deducted from the residual debt to the lessor) and interest to be booked on an accrual basis as financial charges in the income statement.

### 4) Labour costs

Reclassifications and adjustments have been made for a total of +4,661 thousand euro for the costs relating to fringe benefits, luncheon vouchers, directors' fees and other costs in favour of employees, which according to IAS/IFRS form part of labour cost for the period; adjustments have also been made for the change in the treatment of severance indemnities and other employee benefits (long-service bonuses, tariff reductions) which have been calculated on an actuarial basis.

### 6) Depreciation and amortisation, provisions and writedowns

At December 31, 2005 the overall change led to an increase of 1,997 thousand euro following the separation of certain components of plant and machinery with different useful lives ("component approach") on which depreciation has been calculated separately, the booking of depreciation on the assets capitalised under finance lease contracts and the elimination of the amortisation on loan expenses previously recorded as intangible assets and now deducted directly from the nominal value of the loans.

#### 10) Other income (losses) from derivatives

At December 31, 2005 the change was positive for 4,544 thousand euro and refers principally to the positive effect, for 4,988 thousand euro, of the fair value adjustment to derivatives hedging the interest rate risk on the revolving lines of credit granted by various banks adjusted negatively for 444 thousand euro by the valuation at fair value of the bond loan issued, of the derivative hedging the bond loan and the derivative hedging the risk on the loan granted by Cassa Depositi e Prestiti.

#### 11) Gains/losses on the elimination of financial assets available for sale

At December 31, 2005 the change led to an increase of 48,283 thousand euro, as follows:

- an increase of 50,014 thousand euro in relation to the reclassification from "Other operating income" of the gains realised on the disposal of the investments in Fastweb S.p.A. and Zincar S.r.l.;
- a decrease of 1,731 thousand euro following the reclassification to equity of the gain on sale of treasury shares.

#### 12) Financial charges

At December 31, 2005 the change led to an increase of 6,267 thousand euro and refers to the booking of financial charges, 4,931 thousand euro, accruing to December 31, 2005 on the amount payable for early exercise of the options to buy a further 4% of Edipower S.p.A. from the other financing partners, to the portion of financial charges, 890 thousand euro, relating to finance lease contracts and the valuation at amortised cost of certain loans, 446 thousand euro.

#### 13) Proventi (perdite) da attività finanziarie

#### 13.1) Dividend income

At December 31, 2005 the change led to a reduction of 4,969 thousand euro for the difference between the dividends reversed, as their distribution was not yet authorised, and the dividends collected during the year.

#### 20) Income tax expense

The transition to IAS/IFRS led to a series of adjustments to the figures in the statutory financial statements to bring them into line with international accounting standards.

The related deferred tax assets and liabilities generated by these changes have been recognised, based on the differences between the values according to IAS/IFRS and those permitted for tax purposes.
At December 31, 2005 the adjustments were negative for 862 thousand euro.

# Reconciliation of shareholders' equity

| Note | | Shareholders' equity 01.01.2005 | Shareholders' equity 12.31.2005 |
|---|---|---|---|
| | ITALIAN GAAP EQUITY | 2,051,088,688 | 2,124,613,086 |
| 1 | Property, plant and equipment and accumulated depreciation | 1,733,522 | 716,270 |
| 2 | Elimination of intangible assets | - | 446,793 |
| 3 | Dividends from subsidiaries and associates | (123,921,452) | (128,890,252) |
| 4 | Due for call option for 4% of Edipower S.p.A. | (9,386,875) | (14,318,058) |
| 5 | Employee benefits | (27,986,943) | (32,648,430) |
| 6 | Treasury shares | (35,024,855) | (22,756,325) |
| 7 | Financial instruments | 133,908,947 | 114,972,739 |
| 8 | Derivatives | 29,284,220 | 29,903,267 |
| 9 | Fair value option of bond loan | (34,167,178) | (34,541,771) |
| 10 | Finance leases | 10,425,898 | 14,164,101 |
| 11 | Tax effect of adjustments | 12,346,095 | 11,154,750 |
| | SHAREHOLDERS' EQUITY IAS/IFRS | 2,008,300,067 | 2,062,816,170 |

# Notes on the reconciliation of shareholders' equity following the adoption of IAS/IFRS at January 1, 2005 and December 31, 2005

**Note 1) Property, plant and equipment and accumulated depreciation**

International accounting standards require land to be shown separately under property, plant and equipment. Land should not then be depreciated. In the past, land got depreciated along with the buildings that stood on it; now the land has been separated and the accumulated depreciation on it eliminated.

The other changes concerned the recalculation of depreciation on plant components with different useful lives (according to the so-called "component approach").

This adjustments entailed a positive change in shareholders' equity at January 1, 2005, of 1,734 thousand euro and of 716 thousand euro at December 31, 2005.

**Note 2) Elimination of intangible assets**

IAS 39 lays down that expenses relating to loans and bond issues (fees, stamp duty, etc.) are to be deducted directly from their initial value for subsequent valuation at amortised cost. We therefore reclassified the residual value of such expenses at January 1, 2005 (2,027 thousand euro) from other intangible assets, where they had previously been capitalised, as a direct reduction of the debt to which they refer, leading to the elimination of amortisation, which at December 31, 2005 resulted in a positive change of 447 thousand euro.

**Note 3) Elimination of dividends from associates and subsidiaries**

International accounting standards only make it possible to book dividends once the shareholders have passed a resolution authorising the distribution.

Dividends booked according to Italian GAAP have been eliminated. This led to a decrease in equity of 123,921 thousand euro at January 1, 2005 and of 128,890 thousand euro at December 31, 2005.

**Note 4) Due for call option for 4% of Edipower S.p.A.**

In light of the contracts and agreements that exist among the current shareholders of Edipower S.p.A., the investment in Edipower S.p.A. has been accounted for as follows:

1) from the date of transition to IFRS, the investment amounts to 20% as the put and call options stipulated with the financing partners of Edipower S.p.A. are considered as though they had already been exercised; for this reason, AEM S.p.A. has booked a liability equal to the value of the financing shareholders' investment. The interest accumulated on the investment made by the Financing Shareholders will go to reduce the equity of the AEM S.p.A.;
2) at each successive reporting date, the interest accruing subsequently will be debited to the income statement of AEM S.p.A.;

3) the options are being considered as exercised at January 1, 2004, which means that they are not subject to valuation in accordance with IAS 32 and 39.

The impact at January 1, 2005 involved a decrease in shareholders' equity of 9,387 thousand euro, whereas at December 31, 2005 the impact came to 14,318 thousand euro for the booking of 4,931 thousand euro of interest accruing to 2005.

**Note 5) Employee benefits**

International accounting standards classify post-employment and post-retirement benefits as employee benefits. Therefore, during the transition phase, IAS/IFRS require a financial/actuarial valuation of the liabilities expected to be incurred. For the AEM S.p.A. these liabilities include the discounts that employees receive on electricity and gas and the additional months' pay which relates to the fidelity bonus; these have been booked for the first time and have a negative impact of 30,130 thousand euro on shareholders' equity at January 1, 2005, As regards severance indemnities, we have booked the amount calculated according to IAS 19, which led to an increase in equity of 2,143 thousand euro at January 1, 2005. Therefore, due to these adjustments the negative change in equity at January 1, 2005 amounted to 27,987 thousand euro.
The adjustments made in 2005 caused a negative impact on shareholders' equity of 4,661 thousand euro with a total reduction of 32,648 thousand euro.

**Note 6) Treasury shares**

At January 1, 2005, 35,025 thousand euro of treasury shares were reclassified as a reduction of shareholders' equity.
At December 31, 2005 this item amounts to 22,756 thousand euro after the sale of shares in 2005.

**Note 7) Financial instruments**

With the adoption of IAS 39 from January 1, 2005, the financial assets held by the Company are valued at their fair value. In this specific case, the valuation of investments in listed and unlisted companies classified as "Available for sale" and considered strategic by the AEM S.p.A., led to an increase in shareholders' equity of 133,909 thousand euro.
At December 31, 2005 because of these negative adjustments during the year, amounting to 18,936 thousand euro, the positive change comes to 114,973 thousand euro.

**Note 8) Derivatives**

AEM S.p.A. has stipulated specific contracts to hedge the interest rate risk on the debt for the bond loan and on the debt owed to Cassa Depositi e Prestiti, as well as contracts to hedge price changes in the shares of Fastweb S.p.A..
International accounting standards lay down specific rules for the accounting treatment of such derivatives. In particular, as far as cash flow hedges are concerned, derivatives have to be booked at fair value under assets or liabilities in the balance sheet, with a contra-entry to a hedging reserve in net equity if they prove effective. If, on the other hand, they turn out to be less than fully effective, they have to be written off to the income statement at fair value.
At January 1, 2005, the benefit to AEM S.p.A. equity of derivatives amounts to 29,284 thousand euro and refers principally to the hedging of the interest rate risk on the bond loan, as well as contracts to hedge price changes in the shares of Fastweb S.p.A..
At December 31, 2005 the benefit following the adjustments of the year increased by 619 thousand euro to 29,903 thousand euro.

**Note 9 ) Fair value option on the bond loan**

AEM S.p.A. has decided to apply the fair value option according to IAS 39 (revised) from January 1, 2005.
AEM S.p.A. currently has a contract hedging the interest rate risk on the bond loan which does not fully satisfy the effectiveness test; resulting in the booking to the income statement of the positive or negative changes in the fair value of the element being hedged (AEM bond loan) and of the related hedge (derivative).
The Fair Value Option aims to reduce the asymmetry that exists between the valuation of the liability being hedged at amortised cost and the valuation at fair value of the hedging derivative that does not satisfy the effectiveness test.
The adjustments at January 1, 2005 led to a negative change in shareholders' equity of 34,167 thousand euro, while, at December 31, 2005, there was a negative impact of 34,542 thousand euro due to the adjustments in 2005.

**Note 10) Finance lease**

Following the application of IAS 17, AEM S.p.A. booked under property, plant and equipment the value of the assets held under finance lease contracts with a contra-entry under payables to leasing companies.
These assets are subject to depreciation, whereas the instalment paid each year is split between the capital portion, which reduces the debt, and the interest portion which is booked to income under financial charges.

The elimination of the capital portion, which previously used to be written off to the income statement under Italian GAAP, led to a positive impact on shareholders' equity at January 1, 2005 of 10,426 thousand euro, while at December 31, 2005 the amount came to 14,164 thousand euro.

**Note 11) Tax effects of adopting IAS/IFRS**

The adjustments made as a result of adopting international accounting standards led to the recognition of deferred tax liabilities with the contra-entry being booked to the transition reserve as part of equity at January 1 2005, whereas the changes at December 31, 2005 had an impact on equity through the change in net profit for 2005. These entries led to an increase in equity at January 1, 2005 of 12,346 thousand euro and at December 31, 2005 of 11,155 thousand euro.

# Reconciliation of AEM S.p.A.'s net profit at December 31, 2005

| | | 12.31.2005 |
|---|---|---|
| **Italian GAAP net profit at December 31, 2005** | | **168,140,293** |
| 3.6) | Other operating costs | 6,073,055 |
| 4) | Labour costs | (4,661,487) |
| 6) | Depreciation and amortisation, provisions and writedowns | (1,997,010) |
| 10) | Other gains (losses) from derivatives | 4,543,917 |
| 11) | Gains/Losses on the elimination of financial assets available for sale | (1,749,480) |
| 12) | Financial charges | (6,267,188) |
| 13.1) | Dividend income | (4,968,801) |
| 20) | Income tax expense | 861,839 |
| **Total changes** | | **(8,165,155)** |
| IAS/IFRS net profit of AEM S.p.A. at 12.31.2005 | | 159,975,138 |

# Statutory auditors' report

# Statutory auditors' report to the shareholders' meeting of AEM S.p.A.

**Pursuant to art. 153 d.lgs. 58/98**

Shareholders,

During the year ended December 31, 2006, we carried out the supervisory activities required by law (D.Lgs. no. 58 – T.U. of 2/24/1998 on financial intermediation), in accordance with the standards of conduct for Boards of Statutory Auditors in joint-stock companies with shares quoted on organised markets as recommended by the Italian Accounting Profession and by CONSOB.

The task of auditing the financial statements has been assigned in accordance with D.Lgs. 58/1998 to Reconta Ernst & Young S.p.A., whose reports you should refer to.

On the basis of information received and analysis carried out by us, the more important operations affecting the results and financial position of the Company, also made by subsidiaries, can be summarised as follows:

- the shareholders' loan of 363.5 million paid in 2005 by the subsidiary Delmi S.p.A. to Transalpina d'Energia S.r.l. ("TdE") (an identical loan was also made by the other shareholder with 50%, WGRM 4 Holding S.p.A.) was converted into an increase in capital with related share premium in January 2006;
- in March 2006 AEM S.p.A. and Delmi S.p.A. announced that following the sales that they had made, the market now held 11.4% of Edison S.p.A. ordinary shares, which means that the float of these shares, having been reduced as a result of the Public Offering launched by TdE that ended on November 4, 2006, has been reconstituted in accordance with the law;
- in October 2006 AEM S.p.A. sold 100% of Metroweb S.p.A. to Stirling Square Capital Partners, a private equity fund, through Burano S.p.A., an Italian company, in execution of the framework agreement signed by the parties on August 3, 2006 (based on an enterprise value for Metroweb of 232 million euro less its net debt); AEM S.p.A. then subscribed for a 23.53% interest in Burano S.p.A. for 8 million euro as well as 24 million euro of convertible debt securities issued by Metroweb S.p.A. which, in the event of conversion, would give AEM S.p.A. a minimum of 29.75% and a maximum of 39.57% of Metroweb S.p.A.;
- the Shareholders' Meeting of AEM S.p.A. on 27 October 2006 renewed the authorisation to buy and sell treasury shares within the legal limits for a period of eighteen months; at December 31, 2006 AEM S.p.A. held 16,159,850 treasury shares (0.89% of the share capital);

- in October 2006 AEM S.p.A. subscribed for its share of the increase in capital of ACSM S.p.A. by contributing 71.44% of Serenissima Gas S.p.A.; it also sold to ACSM S.p.A. an equivalent percentage of Serenissima Energia S.r.l. (the agreement also provides for 41.1% of Mestni Plinovodi d.o.o. to be sold to ACSM S.p.A., which took place in 2007); as a result of this transaction, AEM S.p.A. now holds 20% of ACSM S.p.A. and has stipulated a shareholder agreement with the Municipality of Como that regulates certain aspects of corporate governance at ACSM S.p.A.;
- in November 2006 AEM S.p.A. sold 99.99% of AEM Trasmissione S.p.A., the owner of high tension transport lines, to RTL S.p.A., a wholly-owned subsidiary of Terna S.p.A., at a price based on an enterprise value of 118 million euro;
- in December 2006 the Board of Directors of AEM S.p.A. reviewed the business plan developed jointly by AEM S.p.A. and ASM Brescia S.p.A. regarding a possible combination of the two groups.

These matters are explained in the report on operations or in the explanatory notes to the Company's separate and consolidated financial statements for 2006.

The Board of Statutory Auditors would like to emphasise that the question of the possible conflict between art. 16 of the articles of association (on the criteria for appointing the Board of Directors) and the principles of Community law was raised at the time of the appeals presented in May 2004 before the Lombardy Regional Administrative Tribunal in order to obtain the cancellation of the resolutions passed by the Milan Municipal Council regarding (i) the sale of AEM S.p.A. shares by the Municipality of Milan and the issue of a municipal bond loan convertible into AEM S.p.A. shares and (ii) the amendments to the articles of association of AEM S.p.A..

As mentioned in the notes (where these proceedings are discussed), the Lombardy Regional Administrative Tribunal has raised a question of interpretation before the European Court of Justice essentially regarding the compatibility of art. 2449 of the Italian Civil Code with art. 56 of the EU Treaty, also considering the combination of the two in the specific context of art. 16 of the articles of association with the voting list. The case was heard before the European Court of Justice on June 29, 2006 and on September 7, 2006 the Advocate General of the Court presented their conclusions, affirming that "Art. 56 of the EU Treaty is in contrast with a national rule that allows a public entity with shareholdings, in this case 33.4% of an enterprise that has been privatised to retain the power to appoint an absolute majority of the members of the Board of Directors". The Court is expected to pass judgement soon.

With a writ dated August 5, 2005, Dario Trevisan, the holder of 1,000 shares, impugned the resolution of the extraordinary shareholders' meeting of April 29, 2004, which amended art. 16 of the articles of association, as well as that of the ordinary shareholders' meeting which then appointed directors and statutory auditors according to the new criteria, for violation of the EU Treaty and of Decree 332/94 and subsequent amendments. The court case is currently in progress.

Even though we recognise that, objectively, there is uncertainty regarding the compatibility of the amendments to the articles of association and EU law, we believe that, as things stand, it is best not to take any action until the European Court of Justice, to which the Lombardy TAR has remitted the appeals, has reached a decision.

In carrying out our activities:

- we met regularly and drafted 18 reports on our activities at the Company;
- we attended all of the meetings of the Board of Directors (10), of the Internal Control Committee (6) and of the Consultative Strategy Committee held in 2006.

  It is in fact up to the Board of Directors to authorise (i) "particularly significant" transactions carried out with any counterparty and (ii) "particularly significant" transactions with related parties, as identified by the document entitled Guidelines on "particularly significant" and related party transactions approved by the Board of Directors on March 20, 2006 and updated at the meeting held on January 30, 2007 (amply described in the Annual Report on Corporate Governance included in the specific section of the Report on operations that accompanies the 2006 financial statements). By attending these meetings, we were kept informed on an ongoing basis by the directors on the performance of the Company and its subsidiaries and the more significant transactions affecting their results, financial position and balance sheets. We can attest that all operations approved and implemented complied with the law and the Company's by-laws, that they were based on economic rationales and were not manifestly imprudent, risky, in potential conflict of interest or in contrast with the resolutions passed by shareholders or such as might comprise the integrity of the Company's assets;
- we evaluated the congruity of intercompany and related party transactions of an ordinary nature, ensuring they were in the interest of the Company. The characteristics of these transactions, the persons and entities involved in them and their economic effects are all adequately explained in the notes to the separate and consolidated financial statements, to which you are referred;

- we noted that no atypical or unusual transactions were carried out;
- we noted that on April 10, 2007 the independent auditors, Reconta Ernst & Young S.p.A., issued an unqualified report pursuant to art. 156 of Decree 58/98, in which they state that the separate and consolidated financial statements at December 31, 2006 have been prepared in a clear manner and give a true and fair view of the assets and liabilities, financial position and results of the Company and of the Group;
- during 2006 we received one complaint under art. 2408 of the Italian Civil Code from a shareholder Arturo Buzzi. It was received during the Shareholders' Meeting of October 27, 2006 and will be discussed at the next Shareholders' Meeting. We did not receive any petitions from third parties;
- during the year, we noted that the independent auditors and organisations related to them on an ongoing basis were appointed to carry out additional work:
  - Reconta Ernst & Young S.p.A. were engaged to (a) assist in the transition to IFRS for Euro 16,800, (b) sign the company's tax returns for Euro 4,276 and (c) sign tax returns for AEM subsidiaries for a total of Euro 13,576;
  - Studio Legale Tributario was engaged to check the tax provision in the financial statements for Euro 21,000 and to look into the reimbursement of withholding tax on foreign dividends for Euro 3,100. We monitored the independence of the auditing firm, ensuring compliance with all regulations, as well as their compatibility with the limitations laid down by law for non-audit services provided to AEM S.p.A. and its subsidiaries;
- we issued opinions pursuant to the law only as regards the compensation granted to directors holding particular positions or taking part in the committees set up by the Board of Directors;
- we observed and monitored compliance with the principles of good management, by direct observation, by obtaining information from the persons responsible for the various functions and through meetings with the independent auditors, for a reciprocal exchange of important data and information. We do not have any comments to make in this regard;
- we became familiar with the company's and Group's business and monitored, to the extent required, that the company's organisational structure was adequate. We do not have any comments to make. The company has adopted the Internal Organisational Model envisaged by D.Lgs. 231/2001, which introduced the concept of corporate administrative (criminal) liability; the purpose of this model is to prevent corporate crimes and crimes against the Public Administration that could lead to the company being liable under this law. To integrate and reinforce the Internal Organisational Model, the Company has introduced a Code of

Ethics, which was approved by the Board of Directors at the meeting on March 16, 2005, with the purpose of encouraging and promoting a higher standard of professionalism and to avoid behaviour that differs from the interests of the Company;

- we checked the adequacy of the Internal Control System and supervised the work of those in charge of it, in particular by means of periodic meetings with those in charge of the Internal Audit function and taking part in all of the meetings of the Internal Control Committee; we reviewed the activities carried on by the said function and the reports that they produced, also evaluating the congruity of any corrective actions proposed and the effective application of such proposals by the units concerned;
- we verified the adequacy of the administrative and accounting system, as well as its reliability in giving a true and fair view of operations, by obtaining information from the persons responsible for these functions and from the independent auditors. We do not have any comments to make in this area;
- we checked the adequacy of the instructions given by the parent company to its subsidiaries, pursuant to art. 114.2 of D.Lgs. 58/98. We do not have any comments to make in this area;
- we checked that the members of the Board of Directors satisfied the independence requirements and that the criteria and procedures adopted by the Board of Directors for ascertaining their independence each year were applied correctly. We do not have any comments to make in this area;
- we verified compliance with legal requirements concerning the preparation and presentation of the separate and consolidated financial statements, the explanatory notes and the report on operations; we performed this task with the help of information gathered from the heads of organisational functions and from the independent auditors.

We would like to point out that the company adhered to the Code of Conduct issued in October 1999 by the Committee for Corporate Governance of Listed Companies in March 2001 and resolved to comply with the July 2002 revised version of the Code in March 2003. In the first few months of 2007, the Board of Directors of AEM S.p.A. adopted resolutions to adhere to and implement the principles contained in the new edition of the Code of Conduct approved on March 14, 2006 by the Committee for Corporate Governance organised by Borsa Italiana S.p.A..

The Board of Directors has commented in full on its subsequent activities in the Annual Report on Corporate Governance which forms part of the Report on Operations.

Moreover, already in November 2002 the Board of Directors adopted its own Code of Conduct for Internal Dealing relating to periodic communications to the market on financial transactions involving company shares carried out by Relevant Persons of the AEM Group.

As recorded in the company's legal books, the Compensation Committee met three times during 2006.

During the performance of these monitoring and supervisory activities and based on the information obtained from the independent auditors, we noted no significant events or omissions and/or reprehensible facts and/or irregularities that would need to be mentioned in this report.

No significant matters emerged from the meetings we have had with our colleagues of the Boards of Statutory Auditors of the main subsidiaries.

The separate financial statements of AEM S.p.A. at December 31, 2006 have been prepared in accordance with IFRS for the first time, whereas the consolidated financial statements have again been prepared in accordance with IFRS, as they were in 2005.

The separate financial statements for the year ended December 31, 2006, which were approved in draft by the Board of Directors on March 19, 2007, show the following summary results:

| in euro | |
|---|---|
| **Balance sheet** | |
| Non-current assets | 4,099,887,022 |
| Current assets | 256,569,680 |
| Non-current assets held for sale | 500,000 |
| Total assets | 4,356,956,702 |
| Shareholders' equity | 2,250,553,785 |
| Non-current liabilities | 1,581,264,054 |
| Current liabilities | 525,138,863 |
| Total liabilities and equity | 4,356,956,702 |
| **Income statement** | |
| Revenues and other operating income | 322,316,224 |
| Operating costs | 125,338,567 |
| Labour costs | 66,951,213 |
| Gross profit from operations | 130,026,444 |
| Depreciation and amortisation, provisions and writedowns | 56,373,827 |
| Net profit from operations | 73,652,617 |
| Total financial costs | 83,864,204 |
| Gains and losses on disposal of property, plant and equipment | (2,733,010) |
| Profit before tax | 154,783,811 |
| Income tax expense | 20,083,358 |
| Net result from non-current assets sold or held for sale | 42,002,321 |
| Net profit | 176,702,774 |

We can also assure you that we have checked that the separate and consolidated financial statements of AEM S.p.A. agree with the facts and information that we have been made aware of as a result of taking part in board meetings in the exercise of our duties of supervision and our powers of inspection and control.

As regards the 2006 directors' report on operations, which was approved at the board meeting held on March 19, 2007 and delivered to us on that same date for our own considerations, following our various checks, we can confirm that they comply with the requirements of law, regulations and the articles of association regarding:

- preparation of the report on operations of the company and the group;
- preparation of the reports of the reports of the Independent Auditors.

We have also checked that:

- the report contains all of the information required by art. 2428 of the Civil Code;
- the report agrees and is consistent with the data and results of the separate and consolidated financial statements, helped in certain cases by the information received from the Independent Auditors;
- the information provided is complete and clear in light of the principles of truth, fairness and clarity laid down by law;
- the annual report is consistent with the facts and information of which we are aware.

We therefore express our opinion in favour of you approving the separate financial statements of AEM S.p.A., as well as the proposal of the Board of Directors regarding the allocation of net profit for the year.

Milan, April 10, 2007

The Board of Statutory Auditors

| | |
|---|---|
| Alfredo Fossati | *Chairman* |
| Salvatore Messina | *Acting Statutory Auditor* |
| Luigi Carlo Spadacini | *Acting Statutory Auditor* |

# Independent Auditors' report

ERNST & YOUNG

Reconta Ernst & Young S.p.A.
Via della Chiusa, 2
20123 Milano

Tel. (+39) 02 722121
Fax (+39) 02 72212037
www.ey.com

**INDEPENDENT AUDITORS' REPORT**
**pursuant to article 156 of Legislative Decree of February 24, 1998, n. 58**
(Translation from the original Italian text)

To the Shareholders of
AEM S.p.A.

We have audited the financial statements of AEM S.p.A. as of and for the year ended December 31, 2006, comprising the balance sheet, the statements of income, changes in shareholders' equity and cash flows and the related explanatory notes. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. These financial statements represent the first financial statements prepared by AEM S.p.A. in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union, as well as with the regulations issued to implement article 9 of Legislative Decree No. 38/2005.

We conducted our audit in accordance with auditing standards and procedures recommended by CONSOB (the Italian Stock Exchange Regulatory Agency). In accordance with such standards and procedures, we planned and performed our audit to obtain the information necessary to determine whether the financial statements are materially misstated and if such financial statements, taken as a whole, may be relied upon. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, as well as assessing the appropriateness and correct application of the accounting principles and the reasonableness of the estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

For comparative purposes, the financial statements include the corresponding information for the prior year prepared in accordance with consistent accounting principles. In addition a specific paragraph included in the explanatory notes of the financial statements explain the effects of transition to IFRS as adopted by the European Union and include the reconciliation statements required by IFRS 1, which were previously approved by management and published as an attachment to the AEM Group Quarterly Report for the half-year interim financial statements, and which have been audited by us. Reference should be made to our audit report dated October 2, 2006.

In our opinion, the financial statements present clearly and give a true and fair view of the financial position, the result of operations, the changes in shareholders' equity and the cash flows of AEM S.p.A. as of December 31, 2006, and for the year then ended in accordance with IFRS as adopted by the European Union, as well as with the regulations issued to implement article 9 of Legislative Decree No. 38/2005.

Milan, April 10, 2007

Reconta Ernst & Young S.p.A
Signed by: Alberto Coglia, Partner

Reconta Ernst & Young S.p.A.
Sede Legale: 00196 Roma - Via G.D. Romagnosi, 18/A
Capitale Sociale € 1.259.500,00 i.v.
Iscritta alla S.O. del Registro delle Imprese presso la C.C.I.A.A. di Roma
Codice fiscale e numero di iscrizione 00434000584
P.I. 00891231003
(vecchio numero R.I. 6697/89 - numero R.E.A. 250904)

Separated Financial Statements 2006

AEM SPA

corso di Porta Vittoria 4 - 20122 Milano
www.aem.it - aem@aem.it

AEM Group 2006

## Consolidated financial statements



## Consolidated financial statements pursuant to Consob resolution no. 15519 of July 27, 2006



## Notes to the consolidated financial statements



## Attachments to the notes to the consolidated financial statements



This is a translation of the Italian original "Bilancio consolidato 2006" and has been prepared solely for the convenience of international readers. In the event of any ambiguity the Italian text will prevail. The Italian original will be made available to interested readers upon written request to:


**AEM S.p.A. - Investor relation**
Corso di Porta Vittoria 4
20122 Milano - Italia
Tel. +39 - 027720.3879

# Consolidated financial statements

# Balance sheet (1)

## Assets

| millions of euro | Notes | Consolidated financial statements at 12.31.2006 | % | Consolidated financial statements at 12.31.2005 Restated IFRIC 4 | % |
|---|---|---|---|---|---|
| NON-CURRENT ASSETS | A) | | | | |
| Property, plant and equipment | A1) | 7,026 | | 7,518 | |
| Investment property | A2) | 20 | | 24 | |
| Intangible assets | A3) | 2,532 | | 2,597 | |
| Investments | A4) | 61 | | 115 | |
| Other non-current financial assets | A5) | 507 | | 343 | |
| Non-current derivatives | A6) | - | | 1 | |
| Deferred tax assets | A7) | 263 | | 262 | |
| Other non-current receivables | A8) | 46 | | 151 | |
| Restricted or pledged deposits | A9) | 2 | | 5 | |
| Other non-current assets | A10) | 5 | | - | |
| Total non-current assets ( A ) | | 10,462 | 79.90 | 11,016 | 82.58 |
| CURRENT ASSETS | B) | | | | |
| Inventories | B1) | 257 | | 202 | |
| Current financial assets | B2) | 19 | | 16 | |
| Current derivatives | B3) | 71 | | 75 | |
| Amounts due from tax authorities | B4) | 54 | | 63 | |
| Trade and other receivables | B5) | 1,849 | | 1,704 | |
| Cash and cash equivalents | B6) | 253 | | 242 | |
| Other current assets | B7) | 13 | | 21 | |
| Total current assets ( B ) | | 2,516 | 19.21 | 2,323 | 17.42 |
| NON-CURRENT ASSETS HELD FOR SALE | C) | 116 | 0.89 | | |
| TOTAL ASSETS ( A + B + C ) | | 13,094 | 100.00 | 13,339 | 100.00 |

(1) Related party transactions in the consolidated financial statements are analysed in Note 21, as required by CONSOB Resolution no. 15519 of July 27, 2006.
Significant non-recurring events and transactions in the consolidated financial statements are analysed in Note 22, as required by CONSOB Communication DEM/6064293 of July 28, 2006.

# Shareholders' equity and liabilities

| millions of euro | Notes | Consolidated financial statements at 12.31.2006 | % | Consolidated financial statements at 12.31.2005 Restated IFRIC 4 | % |
|---|---|---|---|---|---|
| SHAREHOLDERS' EQUITY | D) | | | | |
| Share capital | D1) | 936 | | 936 | |
| (Treasury shares) | D2) | (25) | | (23) | |
| Legal reserve | D3) | 94 | | 85 | |
| Other reserves | D4) | 414 | | 310 | |
| Retained earnings | D5) | 242 | | 99 | |
| Net profit for the year | D6) | 302 | | 242 | |
| **Equity pertaining to the Group** | | **1,963** | **14.99** | **1,649** | **12.36** |
| Minority interests | D7) | 2,248 | | 2,040 | |
| **Total shareholders' equity ( D )** | | **4,211** | **32.16** | **3,689** | **27.66** |
| LIABILITIES | E) | | | | |
| Non-current liabilities | E1) | | | | |
| Medium/long-term financial liabilities | E1 - 1) | 3,118 | | 5,001 | |
| Deferred tax liabilities | E1 - 2) | 769 | | 937 | |
| Employees benefits | E1 - 3) | 210 | | 200 | |
| Provisions for risks | E1 - 4) | 618 | | 618 | |
| Other non-current liabilities | E1 - 5) | 1 | | 216 | |
| **Total non-current liabilities ( E1 )** | | **4,716** | **36.02** | **6,972** | **52.27** |
| Current liabilities | E2) | | | | |
| Trade and other payables | E2 - 1) | 1,840 | | 1,445 | |
| Tax liabilities | E2 - 2) | 86 | | 102 | |
| Short-term financial liabilities | E2 - 3) | 2,161 | | 1,086 | |
| Other liabilities | E2 - 4) | 11 | | 45 | |
| **Total current liabilities ( E2 )** | | **4,098** | **31.30** | **2,678** | **20.08** |
| **Total liabilities ( E )** | | **8,814** | **67.31** | **9,650** | **72.34** |
| LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE | F) | 69 | 0.53 | | |
| **TOTAL LIABILITIES AND EQUITY ( D + E + F )** | | **13,094** | **100.00** | **13,339** | **100.00** |

# Income statement ([1])

| millions of euro | Notes | Consolidated financial statements 01.01.2006/12.31.2006 | % | Consolidated financial statements 01.01.2005/12.31.2005 Restated IFRIC 4 | % |
|---|---|---|---|---|---|
| Revenues | 1) | | | | |
| Revenues from sales | 1.1) | 6,335 | 90.63 | 2,719 | 89.00 |
| Revenues from services | 1.2) | 169 | 2.42 | 102 | 3.34 |
| Revenues from long-term contracts | 1.3) | 23 | 0.33 | (8) | (0.26) |
| Other operating income | 1.4) | 325 | 4.65 | 194 | 6.35 |
| Total revenues | | 6,852 | 98.03 | 3,007 | 98.43 |
| Other operating income | 2) | | | | |
| Other operating income | 2.1) | 138 | 1.97 | 48 | 1.57 |
| Total other operating income | | 138 | 1.97 | 48 | 1.57 |
| Total revenues and other operating income | | 6,990 | 100.00 | 3,055 | 100.00 |
| Operating costs | 3) | | | | |
| Raw materials and consumables used | 3.1) | 4,004 | 57.28 | 1,621 | 53.06 |
| Services used | 3.2) | 941 | 13.46 | 347 | 11.36 |
| Changes in inventories of finished goods and work in progress | 3.3) | (36) | (0.52) | 64 | 2.09 |
| Other operating costs | 3.4) | 404 | 5.78 | 118 | 3.86 |
| Total operating costs | | 5,313 | 76.01 | 2,150 | 70.38 |
| Labour costs | 4) | 277 | 3.96 | 187 | 6.12 |
| Gross profit from operations | 5) | 1,400 | 20.03 | 718 | 23.50 |
| Amortisation, depreciation, provisions and writedowns | 6) | 677 | 9.69 | 355 | 11.62 |
| Net profit from operations | 7) | 723 | 10.34 | 363 | 11.88 |
| Gains (losses) on revaluation of financial assets available for sale | 8) | (1) | (0.01) | (2) | (0.07) |
| Other gains (losses) on derivatives | 9) | 4 | 0.06 | 6 | 0.20 |
| Gains (losses) on disposal of financial assets available for sale | 10) | 7 | 0.10 | 50 | 1.64 |
| Financial charges | 11) | 248 | 3.55 | 113 | 3.70 |
| Income (losses) from financial assets | 12) | 52 | 0.74 | 30 | 0.98 |
| Dividend income | 12.1) | 5 | 0.07 | 3 | 0.10 |
| Income from receivables/securities included in non-current assets | 12.2) | 1 | 0.01 | - | - |
| Income from receivables/securities included in current assets | 12.3) | 36 | 0.52 | 24 | 0.79 |
| Exchange gains and losses | 12.4) | 10 | 0.14 | 3 | 0.10 |
| Total financial costs | 13) | (186) | (2.66) | (29) | (0.95) |

(1) Related party transactions in the consolidated financial statements are analysed in Note 21, as required by CONSOB Resolution no. 15519 of July 27, 2006.
Significant non-recurring events and transactions in the consolidated financial statements are analysed in Note 22, as required by CONSOB Communication DEM/6064293 of July 28, 2006.

| millions of euro | Notes | Consolidated financial statements 01.01.2006/12.31.2006 | % | Consolidated financial statements 01.01.2005/12.31.2005 Restated IFRIC 4 | % |
|---|---|---|---|---|---|
| Share of results of associates deriving from valuation according to the equity method | 14) | 1 | 0.01 | 1 | 0.03 |
| Gains (losses) on disposal of property, plant and equipment | 15) | (6) | (0.09) | (4) | (0.13) |
| Other non-operating profits | 16) | 58 | 0.83 | 10 | 0.33 |
| Other non-operating costs | 17) | (41) | (0.59) | (36) | (1.18) |
| Profit before tax | | 549 | 7.85 | 305 | 9.98 |
| Income tax expense | 18) | 142 | 2.03 | 64 | 2.09 |
| Net profit (loss) of ongoing operations net of tax | | 407 | 5.82 | 241 | 7.89 |
| Net result from non-current assets sold or held for sale | 19) | 55 | 0.79 | 11 | 0.36 |
| Net profit (loss) | | 462 | 6.61 | 252 | 8.25 |
| Minority interests | | (160) | (2.29) | (10) | (0.33) |
| NET PROFIT FOR THE YEAR PERTAINING TO THE GROUP | 20) | 302 | 4.32 | 242 | 7.92 |
| Earnings per share (in euro): | | | | | |
| - basic | | 0.1684 | | 0.1357 | |
| - basic, from operating activities | | 0.1375 | | 0.1294 | |
| - diluted | | 0.1642 | | 0.1357 | |
| - diluted, from operating activities | | 0.1332 | | 0.1294 | |

# Cash flows statement (note G)

| millions of euro | Notes | Consolidated financial statements 12.31.2006 | Consolidated financial statements 12.31.2005 Restated IFRIC 4 |
|---|---|---|---|
| CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR | | 242 | 220 |
| **Operating activities** | | | |
| Net result for the year | D6) | 302 | 242 |
| *Non-monetary flows:* | | | |
| Depreciation of property, plant and equipment | 6) | 484 | 215 |
| Amortisation of intangible assets | 6) | 67 | 26 |
| Change in provisions for employee benefit provisions | E1 - 3) | 10 | 38 |
| Change in other risk provisions | E1 - 4) | - | 536 |
| Change in deferred tax liabilities | E1 - 2) | (168) | 791 |
| *Change in working capital:* | | | |
| Change in trade receivables and other short-term receivables | | (84) | (1,401) |
| Change in inventories of materials | B1) | (55) | (127) |
| Change in trade payables and other short-term payables | | 129 | 1,076 |
| Change in receivables from related parties (non consolidated line-by-line) | | 31 | (8) |
| Change in payables to related parties (not consolidated line-by-line) | | 4 | (3) |
| Change in assets held for sale | | (107) | - |
| Change in liabilities associated with assets held for sale | | 37 | - |
| Future net cash flows from operating activities | | 650 | 1,385 |
| **Investing activities** | | | |
| Net capital expenditure | | (494) | (4,677) |
| Sale of investment property | A2) | 4 | (24) |
| Capital expenditure, net in intangible assets | | (22) | (2,466) |
| Property, plant and equipment sold | | 503 | - |
| Intangible assets sold | | 20 | - |
| Change in investments | | (81) | (10) |
| Purchase/sale of treasury shares | D2) | (2) | 12 |
| Future net cash flows absorbed by investment activities | | (72) | (7,165) |
| Free cash flow | | 578 | (5,780) |

| millions of euro | Notes | Consolidated financial statements 12.31.2006 | Consolidated financial statements 12.31.2005 Restated IFRIC 4 |
|---|---|---|---|
| Financing activities | | | |
| Due to banks | | (672) | 2,331 |
| Financial receivables due from third parties | | (20) | (31) |
| Financial receivables from associates | | 1 | (1) |
| Assets for financial derivatives | | 10 | (56) |
| Investments held for trading | | 9 | (14) |
| Liabilities for financial derivatives | | 14 | 2 |
| Due to other providers of finance | | 23 | (11) |
| Bonds | | (145) | 1,526 |
| Payables in current a/c to parent entity | | (46) | (6) |
| Financial payables to companies held for sale | | 32 | - |
| Payment of liabilities for finance leases | | 13 | 16 |
| Change in equity pertaining to minority interests (including result for the year) | D7) | 208 | 2,037 |
| Changes in shareholders' equity | | 122 | 104 |
| Dividends paid | | (107) | (95) |
| **Future net cash flows absorbed by financing activities** | | (558) | 5,802 |
| CHANGE IN CASH AND CASH EQUIVALENTS | | 20 | 22 |
| CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR | | 262 | 242 |

# Statement of changes in Group shareholders' equity

| Description<br>millions of euro | Share Capital<br>Note D1 | Treasury Shares<br>Note D2 | Legal Reserve<br>Note D3 | Other Reserves<br>Note D4 | |
|---|---|---|---|---|---|
| **Shareholders' equity at December 3 , 2004** | 936 | (35) | 77 | 30 | |
| **Changes in 2005:** | | | | | |
| Legal reserve | | | 8 | | |
| Dividends distributed to shareholders | | | | | |
| Other reserves | | | | 74 | |
| Treasury shares | | 12 | | | |
| Adjustments deriving from the application of IAS 39 | | | | 109 | |
| Reserves from cash flow hedges - Consolidation of the Delmi Group | | | | (3) | |
| Retained earnings | | | | | |
| Retained earnings - Consolidation of the Delmi Group | | | | | |
| Net profit for the year pertaining to the Group | | | | | |
| Minority interests | | | | | |
| **Shareholders' equity at December 31, 2005 Restated IFRIC 4** | 936 | (23) | 85 | 310 | |
| **Changes during the year:** | | | | | |
| Legal reserve | | | 9 | | |
| Dividends distributed to shareholders | | | | | |
| Other reserves | | | | (31) | |
| Treasury shares | | (2) | | | |
| Adjustments deriving from the application of IAS 39 | | | | 124 | |
| Reserves from cash flow hedges - Consolidation of the Delmi Group | | | | 11 | |
| Retained earnings | | | | | |
| Retained earnings - Consolidation of the Delmi Group | | | | | |
| Net profit for the year pertaining to the Group | | | | | |
| Minority interests | | | | | |
| **Shareholders' equity at December 31, 2006** | 936 | (25) | 94 | 414 | |

| | Retained Earnings Note D5 | Net profit for the year of the Group Note D6 | Total Shareholders' equity of the Group | Minority interests Note D7 | Total Shareholders' equity |
|---|---|---|---|---|---|
| | **64** | **210** | **1,382** | **3** | **1,385** |
| | | (8) | | | |
| | | (95) | (95) | | (95) |
| | | (52) | 22 | | 22 |
| | | | 12 | | 12 |
| | | | 109 | | 109 |
| | | | (3) | | (3) |
| | 55 | (55) | | | |
| | (20) | | (20) | | (20) |
| | | 242 | 242 | | 242 |
| | | | | 2,037 | 2,037 |
| | **99** | **242** | **1,649** | **2,040** | **3,689** |
| | | (9) | | | |
| | | (107) | (107) | | (107) |
| | | (47) | (78) | | (78) |
| | | | (2) | | (2) |
| | | | 124 | | 124 |
| | | | 11 | | 11 |
| | 133 | (69) | 64 | | 64 |
| | 10 | (10) | | | |
| | | 302 | 302 | | 302 |
| | | | | 208 | 208 |
| | **242** | **302** | **1,963** | **2,248** | **4,211** |


AEM SPA
Aem Trading Srl
Edipower Spa
Valdisotto Energia Srl
Aem Energia Spa
Aem Calore & Servizi Spa
Plurigas Spa
Aem Elettricità Spa
Aem Gas Spa
Ecodeco
Aem Service Srl
Proaris Srl
Delmi Spa
Transalpina di Energia Srl
Edison Spa

## Areas of activity

- Electricity
- Gas & Heat
- Networks & Regulated Markets
- Services
- Waste & Power

In order to provide better disclosure on the business segments in which the AEM Group operates, which are represented according to the "chain" to which they belong. 2006 figures include the results of the Ecodeco Group from April 1, 2006.

## Electricity

This includes the production and sale of electricity on the free market, as well as the activities involved in the wholesale trading of power.

## Gas and Heat

This refers to the production and purchase of gas and those related to its subsequent sale on the market or its use in the Group's thermoelectric power stations. The sector also includes the production and sale of heat in the form of district heating and heat management services.

## Networks and Regulated Markets

This includes electricity distribution, the sale of electricity to the captive market, and the gas storage and distribution activities.

## Waste & Power

This includes the activities relating to the building, running and transfer to other territorial operators of integrated systems for the disposal of waste by valorising material and energy.

## Services

In addition to the previous areas of business, there is also the Corporate sector, which includes the activities of strategy, governance and control of the industrial operations and the centralised services provided to the operating units.

Lastly, the Other Activities area includes the Water Distribution and Treatment activity carried on by the Edison Group through its joint venture IWH.

| millions of euro | Electricity | | Gas and Heat | | Networks and Regulated Markets | | |
|---|---|---|---|---|---|---|---|
| | 01.01.2006 12.31.2006 | 01.01.2005 12.31.2005 | 01.01.2006 12.31.2006 | 01.01.2005 12.31.2005 | 01.01.2006 12.31.2006 | 01.01.2005 12.31.2005 | |
| **Revenues from sales** | 4,622 | 1,60[illegible] | 2,742 | [illegible] | [illegible] | 728 | |
| *- of which interdivisional* | *17* | *11* | *1,287* | *360* | *115* | *125* | |
| **Gross profit from operations** | 991 | 457 | 250 | 113 | 166 | 172 | |
| *% of revenues* | *21.4%* | *28.5%* | *9.1%* | *9.7%* | *22.1%* | *23.6%* | |
| Amortisation, depreciation and provisions | (453) | (205) | (106) | (31) | (80) | (88) | |
| **Net profit from operations** | 538 | 252 | 144 | 82 | 86 | 84 | |
| *% of revenues* | *11.6%* | *15.7%* | *5.3%* | *7.1%* | *11.5%* | *11.5%* | |
| Net charges from financial management | | | | | | | |
| Share of results of companies carried at equity | | | | | | | |
| Non operating income/charges and Losses on disposals | | | | | | | |
| **Income before taxes** | | | | | | | |
| Income tax expense | | | | | | | |
| **Net result** | | | | | | | |
| Minority interests | | | | | | | |
| Net result from non-current assets held for sale | | | | | | | |
| **Net profit for the year pertaining to the group** | | | | | | | |
| Capital expenditure | 253 | 211 | 86 | 37 | 92 | 57 | |
| **Total assets** | 8,346 | 8,306 | 1,956 | 1,984 | 2,160 | 2,724 | |
| **Total non-current liabilities** | 660 | 2,011 | 316 | 254 | 418 | 453 | |

| | Waste & Power | | Services | | Water | | Eliminations | | Total AEM Group | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 04.01.2006 12.31.2006 | 01.01.2005 12.31.2005 | 01.01.2006 12.31.2006 | 01.01.2005 12.31.2005 | 01.01.2006 12.31.2006 | 01.01.2005 12.31.2005 | 01.01.2006 12.31.2006 | 01.01.2005 12.31.2005 | 01.01.2006 12.31.2006 | 01.01.2005 12.31.2005 Restated IFRIC 4 |
| | 130 | | 128 | 109 | 17 | | (1,538) | (593) | 6,852 | 3,007 |
| | *2* | | *117* | *97* | | | *(1,538)* | *(593)* | | |
| | 47 | | (59) | (28) | 6 | 4 | (1) | - | 1,400 | 718 |
| | *36.2%* | | | | | | | | *20.4%* | *23.9%* |
| | (22) | | (27) | (50) | (2) | (1) | 13 | 20 | (677) | (355) |
| | 25 | | (86) | (78) | 4 | 3 | 12 | 20 | 723 | 363 |
| | *19.2%* | | | | | | | | *10.6%* | *12.1%* |
| | | | | | | | | | (186) | (29) |
| | | | | | | | | | 1 | 1 |
| | | | | | | | | | 11 | (30) |
| | | | | | | | | | 549 | 305 |
| | | | | | | | | | (142) | (64) |
| | | | | | | | | | 407 | 241 |
| | | | | | | | | | (160) | (10) |
| | | | | | | | | | 55 | 11 |
| | | | | | | | | | 302 | 242 |
| | 13 | | 19 | 13 | 4 | 3 | | | 467 | 321 |
| | 327 | | 5,033 | 5,738 | 22 | 20 | (4,750) | (5,433) | 13,094 | 13,339 |
| | 95 | | 3,269 | 4,675 | 8 | 3 | (50) | (424) | 4,716 | 6,972 |

[redacted]

# Consolidated financial statements

pursuant to Consob resolution no. 15519 of July 27, 2006

# Balance sheet pursuant to CONSOB Resolution no. 15519 of July 27, 2006

## Assets

| millions of euro | Notes | Consolidated financial statements at 12.31.2006 | of which Related Parties (note no. 21) | Consolidated financial statements at 12.31.2005 Restated IFRIC 4 | of which Related Parties (note no. 21) |
|---|---|---|---|---|---|
| NON-CURRENT ASSETS | A) | | | | |
| Property, plant and equipment | A1) | 7,026 | | 7,518 | |
| Investment property | A2) | 20 | | 24 | |
| Intangible assets | A3) | 2,532 | | 2,597 | |
| Investments | A4) | 61 | 61 | 115 | 115 |
| Other non-current financial assets | A5) | 507 | 2 | 343 | 3 |
| Non-current derivatives | A6) | - | | 1 | |
| Deferred tax assets | A7) | 263 | | 262 | |
| Other non-current receivables | A8) | 46 | | 151 | |
| Restricted or pledged deposits | A9) | 2 | | 5 | |
| Other non-current assets | A10) | 5 | | - | |
| Total non-current assets ( A ) | | 10,462 | | 11,016 | |
| CURRENT ASSETS | B) | | | | |
| Inventories | B1) | 257 | | 202 | |
| Current financial assets | B2) | 19 | | 16 | 1 |
| Current derivatives | B3) | 71 | | 75 | |
| Amounts due from tax authorities | B4) | 54 | | 63 | |
| Trade and other receivables | B5) | 1,849 | 65 | 1,704 | 96 |
| Cash and cash equivalents | B6) | 253 | | 242 | |
| Other current assets | B7) | 13 | | 21 | |
| Total current assets ( B ) | | 2,516 | | 2,323 | |
| NON-CURRENT ASSETS HELD FOR SALE | C) | 116 | 116 | - | |
| TOTAL ASSETS ( A + B + C ) | | 13,094 | | 13,339 | |

# Shareholders' equity and liabilities

| millions of euro | Notes | Consolidated financial statements at 12.31.2006 | of which Related Parties (note no. 21) | Consolidated financial statements at 12.31.2005 Restated IFRIC 4 | of which Related Parties (note no. 21) |
|---|---|---|---|---|---|
| SHAREHOLDERS' EQUITY | D) | | | | |
| Share capital | D1) | 936 | | 936 | |
| (Treasury shares) | D2) | (25) | | (23) | |
| Legal reserve | D3) | 94 | | 85 | |
| Other reserves | D4) | 414 | | 310 | |
| Retained earnings | D5) | 242 | | 99 | |
| Net profit for the year | D6) | 302 | | 242 | |
| **Equity pertaining to the Group** | | **1,963** | | **1,649** | |
| Minority interests | D7) | 2,248 | | 2,040 | |
| **Total shareholders' equity ( D )** | | **4,211** | | **3,689** | |
| LIABILITIES | E) | | | | |
| Non-current liabilities | E1) | | | | |
| Medium/long-term financial liabilities | E1 - 1) | 3,118 | | 5,001 | |
| Deferred tax liabilities | E1 - 2) | 769 | | 937 | |
| Employees benefits | E1 - 3) | 210 | | 200 | |
| Provisions for risks | E1 - 4) | 618 | | 618 | |
| Other non-current liabilities | E1 - 5) | 1 | | 216 | |
| **Total non-current liabilities ( E1 )** | | **4,716** | | **6,972** | |
| CURRENT LIABILITIES | E2) | | | | |
| Trade and other payables | E2 - 1) | 1,840 | 10 | 1,445 | 5 |
| Tax liabilities | E2 - 2) | 86 | | 102 | |
| Short-term financial liabilities | E2 - 3) | 2,161 | 25 | 1,086 | 70 |
| Other liabilities | E2 - 4) | 11 | | 45 | |
| **Total current liabilities ( E2 )** | | **4,098** | | **2,678** | |
| **Total liabilities ( E )** | | **8,814** | | **9,650** | |
| LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE | F) | 69 | 69 | - | |
| TOTAL LIABILITIES AND EQUITY ( D + E + F ) | | 13,094 | | 13,339 | |

| millions of euro | Notes | Consolidated financial statements 01.01.2006/12.31.2006 | of which Related Parties (note no. 21) | Consolidated financial statements 01.01.2005/12.31.2005 Restated IFRIC 4 | of which Related Parties (note no. 21) |
|---|---|---|---|---|---|
| Revenues | 1) | | | | |
| Revenues from sales | 1.1) | 6,335 | | 2,719 | |
| Revenues from services | 1.2) | 169 | 26 | 102 | 26 |
| Revenues from long-term contracts | 1.3) | 23 | | (8) | |
| Other operating income | 1.4) | 325 | 1 | 194 | 1 |
| Total revenues | | 6,852 | | 3,007 | |
| Other operating income | 2) | | | | |
| Other operating income | 2.1) | 138 | | 48 | |
| Total other operating income | | 138 | | 48 | |
| Total revenues and other operating income | | 6,990 | | 3,055 | |
| Operating costs | 3) | | | | |
| Raw materials and consumables used | 3.1) | 4,004 | | 1,621 | |
| Services used | 3.2) | 941 | 14 | 347 | 14 |
| Changes in inventories of finished goods and work in progress | 3.3) | (36) | | 64 | |
| Other operating costs | 3.4) | 404 | 2 | 118 | 2 |
| Total operating costs | | 5,313 | | 2,150 | |
| Labour costs | 4) | 277 | | 187 | |
| Gross profit from operations | 5) | 1,400 | | 718 | |
| Amortisation, depreciation, provisions and writedowns | 6) | 677 | | 355 | |
| Net profit from operations | 7) | 723 | | 363 | |
| Gains (losses) on revaluation of financial assets available for sale | 8) | (1) | | (2) | |
| Gains (losses) on financial instruments | 9) | 4 | | 6 | |
| Other gains (losses) on derivatives gains (losses) on disposal of financial assets available for sale | 10) | 7 | | 50 | |
| Financial charges | 11) | 248 | 2 | 113 | 2 |
| Income (losses) from financial assets | 12) | 52 | | 30 | |
| Dividend income | 12.1) | 5 | | 3 | |
| Income from receivables/securities included in non-current assets | 12.2) | 1 | | - | |
| Income from receivables/securities included in current assets | 12.3) | 36 | | 24 | |
| Exchange gains and losses | 12.4) | 10 | | 3 | |
| Total financial costs | 13) | (186) | | (29) | |

| millions of euro | Notes | Consolidated financial statements 01.01.2006/12.31.2006 | of which Related Parties (note no. 21) | Consolidated financial statements 01.01.2005/12.31.2005 Restated IFRIC 4 | of which Related Parties (note no. 21) |
|---|---|---|---|---|---|
| Share of results of associates deriving from valuation according to the equity method | 14) | 1 | 1 | 1 | 1 |
| Gains (losses) on disposal of property, plant and equipment | 15) | (6) | | (4) | |
| Other non-operating profits | 16) | 58 | | 10 | |
| Other non-operating costs | 17) | (41) | | (36) | |
| Profit before tax | | 549 | | 305 | |
| Income tax expense | 18) | 142 | | 64 | |
| Net profit (loss) of ongoing operations net of tax | | 407 | | 241 | |
| Net result from non-current assets sold or held for sale held for sale | 19) | 55 | | 11 | |
| Net profit (loss) | | 462 | | 252 | |
| Minority interests | | (160) | | (10) | |
| NET PROFIT FOR THE YEAR PERTAINING TO THE GROUP | 20) | 302 | | 242 | |

# Notes to the consolidated financial statements

AEM S.p.A. is a company incorporated under Italian law. AEM S.p.A. and its subsidiaries ("Group") operate principally in Italy.
The Group is principally involved in the production, sale and distribution of electricity, in the production, sale and distribution of gas, as well as in the design and laying of fibre optic networks.
The Group's registered office is in Corso di Porta Vittoria 4, Milan, Italy.
The consolidated financial statements of the AEM Group are expressed in euros, which is also the currency of the economies in which the Group operates.
The consolidated financial statements of the AEM Group at December 31, 2006, consists of the balance sheet, income statement, cash flow statement, statement of changes in equity and explanatory notes. The AEM Group has been applying International Financial Reporting Standards (IFRS) from 2005, following the introduction of EU Regulation no. 1606 of July 19, 2002. The transition date was January 1, 2004 except for IAS 32 and IAS 39, which were adopted from January 1, 2005.
These consolidated financial statements for the period January 1, 2006-December 31, 2006 have been prepared in accordance with the international accounting standards (IAS/IFRS) issued by the International Accounting Standard Board (IASB) and approved by the European Union, as well as with the provisions issued in application of art. 8 of D.Lgs. 38/2005; they have been prepared on the basis of the same recognition and measurement criteria used in preparing the consolidated financial statements at December 31, 2005 apart from the matters indicated in the paragraph below entitled "Changes in international accounting standards.

Publication of the consolidated financial statements at December 31, 2006 was authorized by the Board of Directors on March 19, 2007.

## Financial statements

The AEM Group presents its income statement by nature, a format that is considered more representative than the so-called "presentation by destination". This is the same format as the one used by AEM's major competitors, which is in line with international practice.
For the balance sheet, the Group has adopted a format which separates current and non-current assets and liabilities, according to para. 51 et seq. of IAS 1.
The statement of cash flows is prepared according to the indirect method.

## Basis of preparation

The consolidated financial statements at December 31, 2006 has been prepared on the basis of historical cost, except for financial derivative instruments, financial assets available for sale and intangible rights such as excess emission rights and excess green certificates, which are shown at fair value. The book value of assets and liabilities subject to fair value hedges, which would otherwise be shown at cost, are adjusted to take account of any changes in fair value attributable to the risks being hedged.

The accounting policies applied in 2006 are the same as those of the previous year, except as regards the adoption of new or revised standards considered obligatory from 2006.

The changes in accounting policy are the result of adopting the following new or revised accounting standards:

- IFRS 6 Exploration for and Evaluation of Mineral Resources – The AEM Group applies IFRS 6 through consolidation of the Delmi Group; it was adopted by the Delmi Group also in 2005;
- IFRIC 7 Guidance on restatement of financial statements in accordance with IAS 29 (Financial reporting in hyperinflationary economies) and IFRIC 8 Objective of IFRS 2 (the interpretation clarifies certain aspects of share-based payments) which do not have any effect on the figures shown in the Group report;
- IAS 39 Financial instruments: Recognition and Measurement – Amendment relating to financial guarantee contracts. The impact was immaterial for the AEM Group;
- IAS 39 – Amendment relating to the hedging of intercompany transactions. Not applicable to the AEM Group.
- IFRIC 4 – An entity can conclude an agreement, which includes a transaction or a series of related transactions, that transmit a right to use an asset (such as an element of property, plant and equipment) in exchange for a payment or a series of payments, without this necessarily being considered leasing in terms of legal formalities. Examples of agreements in which an entity (the supplier) can transmit such a right to use an asset to another entity (the buyer), often together with related services, include: outsourcing agreements (e.g. outsourcing an entity's IT functions); agreements in the telecommunications industry, in which suppliers of network capacity sign contracts to provide buyers rights to that capacity; "take or pay" and similar contracts in which the buyers have to make specific payments whether or not they accept the products or services offered under the agreement (for example, a "take or pay" contract to buy practically all of the output of a supplier's power generator). In the case of the AEM Group, IFRIC 4 is applicable to the Ibiritermo thermoelectric plant which is consolidated through the Delmi Group;
- IAS 21, which introduces and modifies certain paragraphs on investments in foreign operations, does not affect the Group.

# Interpretations of IFRS and IFRIC not yet in force

The AEM Group has not applied the IFRS that have been published but not yet come into effect:

*IFRS 7 Financial instruments: disclosures*

It governs the additional disclosures that have to made on financial instruments in financial statements.

*IFRIC 9 Reassessment of embedded derivatives*

It specifies that an entity must assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. This interpretation is applicable from January 1, 2007; the Group is of the opinion that adopting it will not have a material impact.

In December 2004, the IASB issued an amendment to IAS 19 – Employee Benefits, giving companies the option to recognise actuarial gains and losses immediately during the period in which they arise, not through the income statement, but in a specific equity caption. This option can be applied from January 1, 2006. The AEM Group has not applied this amendment in this report.

# Scope of consolidation

The consolidated financial statements of the AEM Group at December 31, 2005 include the financial statements of the parent company AEM S.p.A. and of the Italian and foreign companies in which AEM S.p.A., directly or indirectly, holds a majority of the voting rights that can be exercised at ordinary shareholders' meetings. The companies on which the parent company has joint control with other shareholders have been consolidated on a proportional basis.

## Changes in the scope of consolidation

*Changes in the scope of consolidation of the Delmi Group*

The main changes to the Group's scope of consolidation during the period, which derive from changes in the scope of consolidation of the Edison Group, concern:

- deconsolidation of the IWH Group, International Water (Tunari) S.a.r.l. (proportionally consolidated) and its subsidiary Aquas del Tunari S.A.; both were sold in January 2006;
- consolidation of 100% of Edison Treasury Services following exercise of the call option on April 21, for the purchase of 100% of the investment;
- deconsolidation of STEL S.p.A., previously fully consolidated, as it has been put into liquidation;
- in October 2006 Edison S.p.A. acquired 100% of EDF Energia Italia S.r.l., which has been consolidated from October 1, 2006. In December the company was merged in Edison Energia S.p.A.;
- in November 2006 Edison Rete S.p.A. was sold to RTL S.p.A., a wholly-owned subsidiary of Terna S.p.A., and has therefore been excluded from the consolidation from November 1, 2006. The net result from January 1, 2006 to October 31, 2006 and the net gain on sale have been booked in the income statement to "Net result from non-current assets sold or held for sale";
- in November 2006 Edison S.p.A. acquired 70% of Eneco Energia S.p.A. for approximately 4 million euro. Eneco Energia S.p.A. has been fully consolidated from November 1, 2006 , as the put and call options for the purchase of the residual 30% by Edison S.p.A., exercisable from July 1, 2007 to July 31, 2008, were taken into account;
- on December 14, 2006 Edison S.p.A. signed an agreement to sell BG Italia S.p.A. its 66.32% stake in Serene S.p.A. (BG Italia already held the other 33.68%). As regards the terms of the deal, reference should be made to the next chapter entitled "Information on non-current assets held for sale and discontinued operations (IFRS 5)." Moreover, even if they do not represent a business segment, in accordance with IFRS 5, the assets and liabilities of Serene

S.p.A. at December 31, 2006 have been reclassified to "Non-current assets held for sale" and "Liabilities directly associated with non-current assets held for sale" of the balance sheet, while the costs and revenues for 2006 are shown line by line in the consolidated income statement;

- as the result of a non-proportional spin-off, Estgas became a 100% subsidiary from October 1, 2006 and, therefore, fully consolidated from this data. Subsequently it was merged into Edison Energia S.p.A.. For the first nine months of the year, the company Estgas was carried at equity;
- in December Edison per Voi S.p.A. was merged into Edison Energia S.p.A.;
- following new agreements and amendments to the articles of association in December 2006, Galsi S.p.A. was deconsolidated from December 31, 2006. The financial statements therefore include proportional consolidation (18%) of the income statement for the whole of 2006, whereas it excludes the balance sheet.

*Changes in the scope of consolidation of the AEM Group*

Considering the fact that AEM S.p.A. has potential voting rights in Ecodeco S.r.l. of 70%, in addition to the 30% of the voting rights that it already holds, the Ecodeco Group has been fully consolidated in the interim financial statements at June 30, 2006, starting on April 1, 2006. Previously, the Ecodeco Group was consolidated under the equity method. This means that in these financial statements, the consolidated balance sheet of the AEM Group includes all of the asset and liability balances of the Ecodeco Group at December 31, 2006, whereas the consolidated income statement of the AEM Group includes 30% of the Ecodeco Group's results for the period from January 1, 2006 to March 31, 2006 in line item 15 ("Gains and losses on valuation of investments at equity") and 100% of its results on a line-by-line basis from April 1, 2006 to December 31, 2006.
Details are given in paragraph "Consolidation procedures".

On September 22, AEM S.p.A. acquired 100% of Valdisotto Energia S.r.l., which is fully consolidated as from this date.

From the fourth quarter of 2006, the following companies were deconsolidated following their sale: AEM Trasmissione S.p.A. (November 24, 2006) Serenissima Gas S.p.A. (October 30, 2006), Serenissima Energia S.r.l. (October 30, 2006) and Metroweb S.p.A. (October 19, 2006).
Please note that Mestni Plinovodi d.o.o. (held by the parent company AEM S.p.A.) is also being disposed of. As foreseen by IFRS 5, the assets and liabilities of this

company have been reclassified to the balance sheet items "Non-current assets held for sale".

The net result of these activities at December 31, 2006 has been classified in the caption "Net result from non-current assets sold or held for sale".

On October 30, 2006 AEM S.p.A. acquired 20% of ACSM S.p.A., which is valued at equity The paragraph entitled "Consolidation procedures" provides details of this operation.

## Consolidation policies

### Subsidiaries

The scope of consolidation of the AEM Group includes the parent company, AEM S.p.A., as well as the companies over which it exercises direct or indirect control. The subsidiaries are consolidated from the date on which the Group effectively acquires control and are no longer consolidated from the date on which control is transferred to a company outside of the Group.

### Associates

Investments in associates, in other words those in which the AEM Group holds a significant interest and is able to exercise a considerable influence, are valued under the equity method. Gains or losses pertaining to the Group are recognised in the consolidated financial statements from the date on which the Group began to have a significant influence over the company. The investment is deconsolidated if this significant influence comes to at end.

In the event that the loss pertaining to the Group exceeds the book value of the investment, the book value is cancelled and any excess loss is provided for to the extent that the Group has legal or implicit obligations towards the associate to cover its losses or, in any case, to make payments on its behalf.

### Joint Ventures

Joint ventures, i.e. investments in companies in which the AEM Group holds joint control together with third parties, are consolidated on a proportional basis. The consolidated financial statements therefore includes, line by line, all of such companies' assets, liabilities, revenues and costs in proportion to the AEM Group's shareholding.

As regards joint ventures, AEM S.p.A. consolidates Edipower S.p.A. on a proportional basis (20%) in light of the contracts and agreements that exist among the current shareholders. This consolidation percentage includes the call options (4%) which are considered "as though exercised" at January 1, 2004, which means that they are not subject to valuation in accordance with IAS 32 and 39.

### Potential voting rights

If the AEM Group holds call options to buy shares or other instruments representing capital that are convertible into ordinary shares, or other instruments that have the potential, if exercised or converted, to give the Group voting rights or reduce the voting rights of third parties ("potential voting rights"), such potential voting rights have to be taken into consideration when assessing whether or not the Group has the power to govern or influence the other company's financial and operating policies.

## Consolidation procedures

### General procedure

The financial statements of the subsidiaries, associates and joint ventures consolidated by the AEM Group have been prepared at each period-end using the same accounting principles as the parent company. Any items valued on alternative bases are adjusted during the consolidation process to bring them into line with Group accounting principles. All intercompany balances and transactions, including any unrealised profits deriving from transactions between Group companies, are eliminated completely.

Unrealised gains and losses with associates and joint ventures are eliminated for the portion pertaining to the Group. Unrealised losses are eliminated, unless they represent a permanent impairment.
In preparing the consolidated financial statements, the assets, liabilities, costs and revenues of the companies being consolidated are included in their entirety on a line-by-line basis, showing the portion of shareholders' equity and net profit for the period pertaining to minority interests separately in the balance sheet and income statement.
The book value of the investment in each of the subsidiaries is eliminated against the corresponding share of each subsidiary's net equity, including any adjustments to fair value at the date of acquisition; any difference that arises from this process has to be treated as goodwill and accounted for as such, in accordance with IFRS 3.

### Consolidation procedure of the Ecodeco Group

On April 22, 2005, AEM S.p.A. acquired 30% of the share capital and voting rights of Ecodeco S.r.l..
Under the agreements made at that date, AEM S.p.A. has a call option, which has still not been exercised as of December 31, 2006, which gives it the right, but not

the obligation, to buy the other 70% of the share capital and voting rights of Ecodeco S.r.l. from April 22, 2006. The strike price is based on certain economic and financial ratios according to the consolidated financial statements of the Ecodeco Group.

Based on these agreements, the call option could not be exercised during the first quarter of 2006, so up until March 31, 2006 the investment in Ecodeco S.r.l. was consolidated at equity.

From April 1, 2006 the Ecodeco Group is fully consolidated on a line-by-line basis as the rights deriving from the call option have been considered "potential voting rights" in accordance with IAS 27, having examined all of the facts and circumstances affecting the rights, as required by the standard.

Hence, the consolidated balance sheet of the AEM Group includes all of the asset and liability balances of the Ecodeco Group at December 31, 2006, whereas the consolidated income statement of the AEM Group includes 30% of the Ecodeco Group's results for the period from January 1, 2006 to March 31, 2006 in line item 15 ("Gains and losses on valuation of investments at equity") and 100% of its results on a line-by-line basis from April 1, 2006 to December 31, 2006.

Moreover, as laid down in IAS 27, in the event of potential voting rights, the portions of gains or losses arising from changes in the equity attributable to the consolidating entity and minority interests are determined on the basis of the current ownership structure, without reflecting the possibility of exercising or converting potential voting rights.

So given an investment of 30% in the Ecodeco Group and line-by-line consolidation of 100% of the Group, the consolidated financial statements of the AEM Group will consider 70% of the results of the Ecodeco Group (from April 1, 2006 to December 31, 2006) as "profit pertaining to minority interests" and 70% of the equity of the Ecodeco Group at December 31, 2006 as "minority interests".

## Consolidation procedures of the ACSM Group and deconsolidation of Serenissima Energia and Serenissima Gas

On October 20, 2006, AEM S.p.A. acquired 20% of the share capital and voting rights of ACSM S.p.A..
Given that ACSM is a quoted company and approves its financial statements later than AEM, making it impossible to obtain definitive figures in time to be included

in the consolidation, AEM will consolidate ACSM's results and its balance sheet figures with a three month delay (in other words, its fourth quarter 2006 results and equity at December 31, 2006 will be consolidated with AEM in the first quarter of 2007).
Moreover, given that ACSM did not prepare any accounts at October 30, 2006, it will be consolidated from October 1, 2006.
On the other hand, given that there are accounts available at October 31 for Serenissima Gas and Serenissima Energia S.r.l., they will be deconsolidated from November 1, 2006.

## Consolidation procedures for non-current assets (and liabilities) held for sale and discontinued operations (IFRS 5)

Discontinued operations and assets held for sale include assets (or groups of assets being disposed of) whose book value will be recovered principally by being sold off rather than being continuously used. Assets held for sale are valued at the lower of net book value and fair value, net of selling costs.

The investments in companies which satisfy the requisites of IFRS 5 ("Non-current assets held for sale and discontinued operations"), which means that the assets, liabilities and net result have been shown separately in the consolidated balance sheet and income statement as required by this accounting standard.

As regards disclosure, AEM interprets IFRS 5 is the following way:

- the consolidated income statement has to be restated, also for comparative purposes, for separate disclosure of these companies' results which on preparation of the financial statements are shown in accordance with IFRS 5;
- the result is restated from the first day of the year in which the IFRS 5 requirements are met (the same occurs for the previous year);
- depreciation is suspended as soon as an asset meets the requirements of IFRS 5;
- assets and liabilities as per IFRS 5 as shown separately, without making a prior year comparison.

If the asset or investment is sold, the consolidated income statement will show, again under "Results of non-current assets held for sale and discontinued operations (IFRS 5)" the net result earned up to the date of disposal, including the consolidated gain or loss deriving from the sale.

# "Purchase Price Allocation" pursuant to IFRS 3

As explained above, from June 30, 2006, the Ecodeco Group is fully consolidated on a line-by-line basis. On first-time line-by-line consolidation, the investment was valued at fair value in accordance with the purchase price allocation method. At June 30, 2005 the Ecodeco Group prepared an audited set of accounts in accordance with IFRS. The fair value valuation was performed by arranging for independent expert appraisals that made it possible to allocate a part (29 million euro) of the higher value paid for the investment to property, plant and equipment. The part not allocated to the Group's assets, 10 million euro, was booked to "Goodwill" and submitted to impairment testing as required by IFRS.

# Completion of the Purchase Price Allocation of Transalpina di Energia S.r.l. pursuant to IFRS 3

For IFRS purposes and for preparation of the Group's consolidated financial statements, the acquisition of control of Edison by Transalpina di Energia represents a Business Combination regulated by IFRS 3, which lays down that all business combinations have to be accounted for according to the ("Purchase Accounting Method"). This means that the buyer has to book all assets, liabilities (including debt) and contingent liabilities identifiable at the time of the purchase at fair value at the date of acquisition, at the same time identifying any goodwill on a residual basis.

The Purchase Price Allocation ("PPA") carried out as of the date of acquisition of control, conventionally considered September 30, 2005, was reported in detail in the financial statements at December 31, 2005, to which reference should be made for full information. PPA led to further goodwill on a residual basis for TDE, in addition to that of Edison (3,505 million euro) of 161 million euro.

Moreover, under IFRS 3 initial accounting for a business combination is of provisional value, as it is permitted to adjust the fair values previously assigned to the assets, liabilities and contingent liabilities within 12 months of the acquisition date (in this case by September 30, 2006), which become definitive after any such revision (so-called "complete accounting").

Revision is obligatory if there are errors that need correcting in accordance with IAS 8 (Changes in accounting estimates and errors). In this case, correction is possible beyond the period of 12 months, without any time limit.

In essence, figures only have to be revised if information available at the valuation date has erroneously not be used or if it has been used incorrectly and if its use would have modified the fair value in question.

Revising the figures used in the initial accounting (paragraph 62 of IFRS 3) presumes, on the other hand, new knowledge acquired after the acquisition date, which at the time of the acquisition was only potentially available; in this case the company has to estimate new fair values for the assets, liabilities and contingent liabilities acquired.

In all cases, adjustment of the fair value as well as of the related tax effect has retroactive effect and, as a result, the value of the goodwill booked initially gets restated.

IFRS 3, on the other hand, says that a change in estimate should not adjust the initial cost of a business combination as the effects have to be reflected in future years.

In this particular case, after a year from the first acquisition, certain new elements arose that induced management to adjust the initial values of property, plant and equipment, in particular elements that made it opportune to change the fair value initially attributed to the investment in Edison Rete, the affiliate that runs the high-tension power grid.

In this regard, it has to be borne in mind that in the determination of the fair value of Edison Rete, only the fixed element of the tariff was taken into account, for prudence sake; in fact, this was the only element effectively received by the company as the variable element of the tariff has never been evaluated by the Authority.

Further consideration, also in light of the outcome of negotiations with third parties on disposal of the investment, as well as recent deals on the market, led management to revise this valuation. In particular:

- the variable element of the tariff was also included in determining the fair value;
- moreover, account was taken of transactions that have effectively taken place, determining the fair value based on the market value net of disposal costs.

Based on these considerations, the value attributed to the net invested capital of Edison Rete after the revision has been increased, compared with the initial allocation, from 205 to 311 million euro, in other words by 106 million euro, on which deferred tax liabilities of 4 million euro have been charged. The amount of the tax charge was determined by reference to the effective taxes that will have to be paid on disposal, bearing in mind the tax regime applicable to it (Participation Exemption).

As regards the intangible assets, on the other hand, no new elements arose to induce management to adjust the initial values; in certain cases, it was not possible to separate such assets from goodwill, whereas in other cases it proved impossible to measure the intangible asset: either because it was subject to the creation of assets whose value was not measurable, or because there was no experience or evidence of any trading in similar or identical assets.

Taking all of the above into account, as well as the related deferred tax effects, the value of the incremental goodwill attributable to TDE, to be added to that of Edison (namely 3,505 million euro) changed as follows:

| millions of euro | |
|---|---|
| Purchase cost of Edison investment | 4,811 |
| Less: | |
| Pro-quota shareholdersp equity of Edison: | |
| Equity pertaining to the Group as per IFRS (6,803 x 69.39%): | (4,721) |
| Edison acquisition goodwill | 90 |

This definitive value compares with a provisional value of 161 million euro. As a result of the impairment test carried out particularly with reference to the Edison Group at December 31, 2005, it is worth pointing out that this goodwill relates essentially to the Hydrocarbon chain.

In the interests of greater clarity, the following table shows Edison's assets and liabilities at September 30, 2005 after being adjusted in accordance with IFRS 3. Note that the complete PPA has been audited by PricewaterhouseCoopers S.p.A..

| Balance sheet millions of euro | Book value at 09.30.2005 | Provisional value recognised at 09.30.2005 | New fair value Edison rete | Definitive value recognised at 09.30.2005 |
|---|---|---|---|---|
| **Assets** | | | | |
| Property, plant and equipment | 8,621 | 8,810 | 106 | 8,916 |
| Investment property | 57 | 57 | – | 57 |
| Goodwill | 3,505 | 3,505 | – | 3,505 |
| Hydrocarbon concessions | 332 | 447 | – | 447 |
| Other intangible assets | 37 | 722 | – | 722 |
| Investments | 65 | 65 | – | 65 |
| Investments available for sale | 79 | 79 | – | 79 |
| Other financial assets | 71 | 71 | – | 71 |
| Deferred tax assets | 105 | 105 | – | 105 |
| Other assets | 359 | 359 | – | 359 |
| **Total non-current assets** | **13,231** | **14,220** | **106** | **14,326** |
| Inventories | 444 | 444 | – | 444 |
| Trade receivables | 1,197 | 1,197 | – | 1,197 |
| Receivables from customers | – | – | – | – |
| Current tax receivables | 41 | 41 | – | 41 |
| Miscellaneous receivables | 318 | 369 | – | 369 |
| Current financial assets | 107 | 107 | – | 107 |
| Cash and cash equivalents | 342 | 342 | – | 342 |
| **Total current assets** | **2,449** | **2,500** | **–** | **2,500** |
| **Assets held for sale (disposal groups)** | **436** | **548** | **–** | **548** |
| TOTAL ASSETS | 16,116 | 17,268 | 106 | 17,374 |
| **Liabilities** | | | | |
| Share capital | 4,266 | 4,266 | – | 4,266 |
| Equity reserves | – | – | – | – |
| Other reserves | 1,548 | 2,150 | 102 | 2,252 |
| Translation reserve | 3 | 3 | – | 3 |
| Retained earnings (accumulated losses) | (58) | (58) | – | (58) |
| Retained earnings | – | – | – | – |
| Net profit (loss) for the year | 340 | 340 | – | 340 |
| Equity pertaining to the Group | 6,099 | 6,701 | 102 | 6,803 |
| Shareholders' equity pertaining to minority interests | 469 | 469 | – | 469 |
| **Total shareholders' equity** | **6,568** | **7,170** | **102** | **7,272** |
| Severance indemnities and retirement benefits | 74 | 74 | – | 74 |
| Deferred tax liabilities | 1,166 | 1,534 | 4 | 1,538 |
| Provisions for risks and charges | 952 | 978 | – | 978 |
| Bonds | 2,845 | 3,001 | – | 3,001 |
| Payables and other financial liabilities | 1,960 | 1,960 | – | 1,960 |
| Other liabilities | 12 | 12 | – | 12 |
| **Total non-current liabilities** | **7,009** | **7,559** | **4** | **7,563** |
| Current financial payables | 664 | 664 | – | 664 |
| Trade payables | 923 | 923 | – | 923 |
| Payables to customers | – | – | – | – |
| Current tax liabilities | 69 | 69 | – | 69 |
| Other payables | 516 | 516 | – | 516 |
| **Total current liabilities** | **2,172** | **2,172** | **–** | **2,172** |
| **Liabilities related to disposal groups** | **367** | **367** | **–** | **367** |
| TOTAL LIABILITIES AND EQUITY | 16,116 | 17,268 | 106 | 17,374 |

Lastly, note that the PPA had an impact on the balance sheet values at December 31, 2005, even if with reference to the figures at September 30, 2005, as mentioned above.

## Translation of foreign currency items

The functional and presentation currency used by the AEM Group is the euro. Transactions in currencies other than the euro are initially booked at the exchange rate ruling on the day of the transaction. Monetary assets and liabilities denominated in foreign currency are translated into euro at the exchange rate ruling on the balance sheet date.
Non-monetary items valued at historical cost in foreign currency are translated at the exchange rate ruling on the date when the transaction was first recorded. Non-monetary items shown at fair value are translated at the exchange rate ruling on the valuation date.
The financial statements of consolidated companies operating in countries that do not form part of the Euro-zone are translated into euro by applying the exchange rate ruling at the end of the accounting period to balance sheet items and the average exchange rates for the period to income statement items. Exchange differences are booked directly to equity and shown separately in a specific equity reserve. When a foreign affiliate is disposed of, the exchange differences accumulated in a specific equity reserve are transferred to the income statement.

## Property, plant and equipment

Property, plant and equipment purchased separately are booked at historical cost, including any additional charges directly attributable to the asset and needed to bring it into service (e.g. transport, customs duty, location preparation expenses, installation and testing costs, notary and cadastral fees and any non-deductible VAT), increased by the present value of the estimated cost of restoring the location from an environmental point of view or dismantling the plant, if this is significant and obligatory under current regulations. Property, plant and equipment acquired as a result of business combinations are booked at fair value as of the acquisition date. If important components of property, plant and equipment have different useful lives, they are accounted for separately according to the "component approach", giving each of them its own useful life for the purpose of calculating depreciation. All plots of land, whether occupied by residential or industrial buildings or devoid of construction, are not depreciated as they have an unlimited useful life, except for land used in production activities that is subject to deterioration over time (e.g. landfills, quarries).

Assets held under finance leases, through which substantially all risks and benefits of ownership are transferred to the Group, are recognised as Group assets at the lower of fair value and the present value of minimum lease payments. The corresponding liability to the lessor is shown in the balance sheet under financial payables.

Property, plant and equipment are shown net of accumulated depreciation and any writedowns. Depreciation is calculated from the year in which the individual asset enters service and is charged on a straight-line basis over the estimated useful life of the asset for the business. The useful life of each asset is reviewed annually and any changes, if needed, are made with a view to showing the correct value of the asset.

The depreciation of freely transferable assets is calculated on a straight-line basis over the lower of the residual duration of the concession and the estimated useful life of the assets.

The main depreciation rates used, which are based on technical and economic considerations, are as follows:

**Depreciation rates**

| | |
|---|---|
| • buildings | 1.0% - 17.3% |
| • production plant | 1.0% - 33.3% |
| • transport lines | 1.4% -100.0% |
| • transformation stations | 1.8% - 33.3% |
| • distribution networks | 1.4% - 33.3% |
| • miscellaneous equipment | 3.3% -100.0% |
| • mobile phones | 100.0% |
| • furniture and fittings | 10.0% - 25.0% |
| • electric and electronic office machines | 10.0% - 33.3% |
| • vehicles | 10.0% - 25.0% |
| • leasehold improvements | 12.5% - 33.3% |

Items of property, plant and equipment are subjected to impairment testing if there are specific signs that they have suffered a loss of value. Impairment testing consists of comparing the recoverable amount of the asset with its net book value. The recoverable amount of an asset is the higher of the net selling price and its value in use.

To establish the value in use, the expected future cash flows are discounted at a pre-tax discount rate that reflects a current market estimate of the cost of money related to the period of time and the specific risks of the activity in question. For an asset that does not generate completely independent cash flows, the realisable

value is determined on the basis of the cash generating unit (C.G.U.) to which the asset belong. Impairment losses are booked to the income statement under amortisation, depreciation and writedowns. Impairment losses are written back if the reasons for them no longer exist.
When an asset is sold or future economic benefits are no longer expected from using the asset, it is eliminated from the balance sheet and any gain or loss (i.e. the difference between the disposal value and the carrying value) is booked to the income statement in the year of the elimination.

## Intangible assets

Intangible assets purchased separately are booked at cost, whereas those acquired as a result of business combinations are accounted for at fair value as of the acquisition date. The cost is determined in the same way as for property, plant and equipment. Intangible assets produced internally are not capitalised but charged to income in the period in which the costs are incurred.

Intangible assets with a definite useful life are shown net of accumulated amortisation and any permanent losses of value which are established in the same way as for property, plant and equipment. Changes in the expected useful life or in the ways in which the future economic benefits of an intangible asset are achieved by the Group are accounted for by suitably adjusting the period or method of amortisation, treating them as changes in accounting estimate. The amortisation applied to intangible assets with a definite useful life is charged to the income statement in the cost category that reflects the function of the intangible asset concerned.
Intangible assets are subjected to impairment testing if there are specific signs that they have suffered a loss of value. Impairment testing consists of comparing the recoverable amount of the asset with its net book value.
Intangible assets with an indefinite useful life and those that are not yet available for use are subjected to impairment testing on an annual basis, whether or not there are specific signs that they have suffered a loss of value.

Gains or losses on disposal of an intangible asset are calculated as the difference between the disposal value and the carrying value of the asset and are booked to the income statement at the time of the disposal.

As regards so-called "emission rights", following EFRAG's failure to approve IFRIC 3 on Emission Rights and its subsequent withdrawal, there is no specific international accounting standard on this matter. Until a new standard is issued, the Group has decided to adopt the "gross method", which involves booking the emission rights assigned under intangible assets at fair value and emission rights payable under liabilities.

The costs incurred for the acquisition of mineral rights or the extension of existing permits are booked to intangible assets. If the exploration is subsequently abandoned, the residual cost is written off immediately to the income statement.
Exploration costs and the costs relating to geological prospecting, explorative soundings, geological and geophysical surveys, as well as explorative drillings are booked as intangible assets and amortised 100% in the year they are incurred.
The development costs of wells with positive outcomes and the production costs for the construction of plant for the extraction and storage of hydrocarbons are booked to property, plant and equipment according to their nature and depreciated using the unit of production (UOP) method.
The costs for the closure of well, abandoning the area, dismantling or removing structures are capitalised and depreciated using the UOP method.

## Impairment of assets

At least once a year, the AEM Group verifies the recoverability of the book value of tangible and intangible assets, so as to establish whether there are any signs that these assets may have suffered a loss in value ("impairment"). If such evidence exists, the book value of the assets is reduced to their recoverable value. An intangible asset with a indefinite useful life is tested for impairment every year, or more frequently if there are signs that the assets may have suffered a loss in value.

When it is not possible to estimate the recoverable value of an individual asset, the Group estimates the recoverable value of the cash generating unit (CGU) to which the asset belongs.

The recoverable amount of an asset is the higher of its fair value, net of selling costs, and its value in use. To determine an asset's value in use, the Group calculates the present value of the estimated future cash flows, before tax, applying a pre-tax discount rate, which reflects current market valuations of the time value of money and the specific risks to which the asset is exposed. A loss in value is booked if the realisable value is lower than the book value. If subsequently a loss on an asset, other than goodwill, is eliminated or reduced, the book value of the asset or of the CGU is raised up to the new estimate of recoverable value, but without it exceeding the value that the asset would have had without any impairment loss. Writebacks of impairment losses are booked immediately to the income statement.

## Goodwill

In the case of a business acquisition, the assets, liabilities and contingent liabilities acquired and identifiable are recognised at their fair value at the date of acquisition. Any positive difference between the purchase cost and the Group's share of the fair value of such assets and liabilities is considered to be goodwill and is booked to the balance sheet as an intangible asset. If the difference is negative, it is treated as negative goodwill and written off to the income statement at the time of the acquisition.

Goodwill is initially booked at cost. After initial recording, goodwill is no longer subject to amortisation; instead, it is subjected to annual impairment testing to see if it has lost value. Goodwill is then allocated to each of the cash generating units that are expected to benefit from the synergies deriving from the acquisition. Any loss of value is identified by means of valuations based on the ability of each unit to generate cash flows to recoup the part of the goodwill that was allocated to it, using the same methods as were explained in the section on property, plant and equipment. If the value that can be recouped by a cash generating unit is less than the amount of goodwill allocated to it, the loss in value is recorded. This loss in value is not written back even if the reasons for it no longer exist.

## Long-term construction contracts in progress

Long-term construction contracts currently in progress are valued on the basis of the contractual fees that have accrued with reasonable certainty, according to the stage of completion (or "cost to cost") method, so as to allocate the revenues and net result of the contract to the individual periods to which they belong, in proportion to the progress being made on the project. Any difference, positive or negative, between the value of the contracts and the advances received is booked respectively to the asset or liability side of the balance sheet.

In addition to the contractual fees, contract revenues include any variants, price revisions and incentive awards to the extent that probably represent actual revenues that can determined with a reasonable degree of reliability. Ascertained losses are recognised independently of the stage of completion of the contracts.

## Inventories

Inventories of materials and fuel are valued at the lower of weighted average cost and market value at the period-end. Weighted average cost is determined for the period of reference and for each inventory code. Weighted average cost includes any additional costs (such as sea freight, customers charges, insurance, lay or demurrage days in the purchase of fuel) relating to purchases during the period. Inventories are constantly monitored and, whenever necessary, technologically obsolete stocks are written down with a charge to the income statement.

## Financial instruments

The AEM Group has adopted IAS 32 and 39 from January 1, 2005.

IAS 39 provides for the following types of financial instruments:
- financial assets at fair value through profit or loss;
- loans and receivables;
- held-to-maturity investments;
- available-for-sale financial assets.

Initially, all financial assets are recognised at fair value, including transaction costs, for those not measured at fair value through profit or loss. The Company establishes the classification of its financial assets after initial recognition and, when needed and allowed, revises this classification at the end of each financial year.

All purchases and sales of financial assets are recognised at the trade date, in other words at the date on which the AEM Group makes a commitment to buy the asset.

The fair value is calculated according to the following hierarchical scale:

1. *Market value*

   The reference market has to be unrestricted and active, with prices made available to the public on a regular and continuous basis. If there are several markets that can provide a price for the asset to be valued, the one with the lowest price is chosen.

2. *Prices of similar assets or liabilities*
   If a market value is not available, the prices of similar assets or liabilities are analysed.

3. *Valuation methods*
   In the absence of reliable prices, the fair value is determined by means of generally accepted valuation models and techniques that can make a reasonable estimate of the market value, such as discounted cash flow (DCF) and option pricing.

4. *Cost*
   In the event that none of the above approaches is applicable, the only point of reference that remains is cost.

Subsequent measurement depends on the category to which the instrument belongs.

## Financial assets at fair value through profit or loss

This category includes financial assets held for trading, i.e. all assets purchased with a view to selling them in the short term. Derivatives are classified as financial instruments held for trading, unless they are designated as effective hedges. Assets held for trading are shown at fair value through profit or less.
The AEM Group uses derivatives principally to hedge its exposure to commodity price risk, exchange rate risk and interest rate risk. In the event that such transactions, even if stipulated to hedge risks, do not satisfy the effectiveness test for derivatives foreseen by IAS 39, they are shown at fair value through profit or loss. In accordance with IAS 39, hedging derivatives can only be treated according to the methods laid down for hedge accounting when: a) there is a formal designation and documentation for the hedging relationship at the start of the hedge; b) the hedge is expected to be highly effective; c) the effectiveness can be reliably measured; and d) the hedge is highly effective during various accounting periods for which it was designated. The hedging derivatives that hedge the risk of fluctuations in the fair value of the instruments being hedged (fair value hedges; e.g. hedging changes in the fair value of fixed-interest assets/liabilities), are booked at fair value with changes recognised in profit or loss; in the same way, the instruments being hedged are adjusted to reflect

changes in the fair value associated with the risk being hedged. When the derivatives hedge the risk of changes in the cash flows generated by the instruments being hedged (cash flow hedges; e.g. hedging the variability of the cash flows generated by floating-rate assets/liabilities because of fluctuations in interest rates), any variations in the fair value are initially booked to equity and subsequently charged to the income statement in line with the economic effects produced by the hedged transaction. If a hedging instrument is closed, but the transaction being hedged has not yet taken place, the accumulated gains and losses remain in the equity reserve and are only transferred to income when the transaction is finalised. If the transaction being hedged is no longer considered probable, the gains and losses still to be realised and booked to the equity reserve are transferred immediately to income.
Changes in the fair value of derivatives that do not satisfy the conditions to qualify as hedges are booked to the income statement.

## Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are measured at amortised cost using the effective interest method. Gains and losses are booked to the income statement when the loans and receivables are derecognised or when there are signs of impairment, as well as through the amortisation process.

## Held-to-maturity investments

Financial assets that are non-derivative and with fixed or determinable payments are classified as "held-to-maturity investments", when the Group has the intention and the capacity to hold them in portfolio until maturity. After initial recognition, held-to-maturity investments are measured at amortised cost. This cost is calculated as the value initially recognised less the capital repayments, plus or minus the amortisation accumulated using the effective interest method of any difference between the value initially recognised and the amount due on maturity. This calculation includes all commissions or points paid between the parties that form an integral part of the effective interest rate, transaction costs and other premiums or discounts. For investments valued at amortised cost, gains and losses are booked to the income statement at the time the investment is derecognised or when there are signs of impairment, as well as through the amortisation process.

## Available-for-sale financial assets

Available-for-sale financial assets are those assets, excluding derivatives, that have been designated as such or not classified in any other of the preceding categories. After initial recognition at cost, financial assets held for sale are measured at fair value. Any gains or losses that arise are booked directly to an equity reserve and then charged to income when the assets disposal of. When the fair value of investments cannot be reasonably determined, they are valued according to the other methodologies envisaged by IFRS or at cost, adjusted for any permanent losses in value, the effect of which is charged to the income statement. The risk deriving from any losses in excess of the book value of the investment is booked to a special provision to the extent to which the investor has undertaken to meet the legal or implicit obligations vis-à-vis the investee enterprise or, in any case, to cover its losses.

## Derecognition of financial assets and liabilities

A financial asset (or where applicable, part of a financial asset or parts of a group of similar financial assets) is derecognised when:

- the rights to receive cash flows come to an end;
- the Group has retained the right to receive the future cash flows of the assets, but has assumed a contractual obligation to pass them on to a third party without material delay;
- the Group has transferred the right to receive the cash flows from the asset and (i) has transferred substantially all of the risks and rewards of ownership of the financial asset, or (ii) if it has neither transferred nor retained substantially all of the risks and rewards of the asset, but has transferred control over it.

In the cases in which the Group has transferred the rights to receive financial flows from an asset and has neither transferred nor retained substantially all of the risks and rewards or has not lost control over it, the Group continues to recognise the asset to the extent to which it has a continuing involvement in the asset. A continuing involvement that takes the form of a guarantee over the asset that has been transferred is measured at the lower of the initial book value of the asset and the maximum amount that the Group might have to pay.

A financial liability should be removed from the balance sheet when, and only when, it is extinguished, that is, when the obligation specified in the contract is either discharged, cancelled, or expired.

Where there has been an exchange between an existing borrower and lender of debt instruments with substantially different terms, or there has been a substantial modification of the terms of an existing financial liability, this transaction is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. A gain or loss from extinguishment of the original financial liability is recognised in the income statement.

## Trade receivables

Trade receivables are recorded at their fair value, i.e. their face value, and subsequently reduced for any impairment losses. Trade receivables that do not fall due within the normal trading terms and do not bear interest are discounted.

The collectibility of receivables and the need for any writedowns are reassessed on a quarterly basis.

## Cash and cash equivalents

Cash and cash equivalents include cash on hand and sight deposits. In this last case, the deposits have to have an original due date of three months or less and are shown at their face value.

## Non-current assets held for sale and Liabilities associated with assets held for sale (Discontinued operations) – IFRS 5

Discontinued operations and assets held for sale include assets (or groups of assets being disposed of) whose book value will be recovered principally by being sold off rather than being continuously used. Assets held for sale are valued at the lower of net book value and fair value, net of selling costs.

In accordance with IFRS, the figures for discontinued operations are shown as follows:

The assets and liabilities have been reclassified respectively to the balance sheet headings "Non-current assets held for sale" and "Liabilities directly associated with non-current assets held for sale".

The income statement shows in a specific caption : net profit (loss) on discontinued operations and assets held for sale.

With reference only to the income statement, the figures for discontinued operations are compared with the previous reference period.

If the asset or investment is sold, the income statement will show any gain or loss deriving from the sale, again under "Results of non-current assets held for sale and discontinued operations (IFRS 5)".

## Trade payables

Trade payables that fall due within the normal trading terms do not get discounted and are booked at cost (i.e. their face value).

## Employee benefits

Guaranteed employee benefits paid on or after termination of employment through defined-benefit plans (energy discount, health care or other benefits) or long-term benefits (fidelity bonus) are recognised in the period when the right accrues.
The liability relating to defined-benefit plans, net of any assets that exist to service the plan, is determined on the basis of actuarial assumptions and booked on an accrual basis in line with the work needed to be done to obtain the benefits; the liability is valued by independent actuaries.
Gains and losses arising from the actuarial calculation are charged to the income statement as a cost or as income; the Group does not apply the so-called "corridor method".

## Provisions for risks and charges

The provisions for risks and charges concern costs of a determined nature that definitely or probably exist, but which at the balance sheet date are uncertain in terms of amount or timing. Such provisions are recognised when there is a current liability (legal or implicit), deriving from a past event, if it is likely that resources will have to be spent to satisfy the liability and it is possible to make a reasonable estimate of the amount of the liability.
Provisions are booked for an amount that represents the best estimate of the amount that the Company would have to pay to extinguish the liability, or to transfer it to third parties, as of the balance sheet date. If the effect of discounting is significant, the provisions are calculated by discounting expected future cash flows at a pre-tax discount rate that reflects a current market valuation of the cost of money over time. If discounting is applied, the increase in the provision due to the passing of time is booked as a financial expense. If the liability relates to

property, plant and equipment (e.g. dismantling and restoring industrial sites), the provision is booked as a contra-entry to the asset to which it refers; the expense is then charged to the income statement through the process of depreciating the asset in question.

## Treasury shares

Treasury shares are booked as a reduction of equity. The par value of the treasury shares is booked as a separate item as a reduction of shareholders' equity

## Grants

Grants, both from public entities and from external private entities, are booked at fair value when there is reasonable certainty that they will be received and that the Company will be able to comply with the terms and conditions for obtaining them. Grants received to help cover specific expenses are booked to other liabilities and credited to the income statement on a systematic basis over the accounting periods needed to match the related costs.

Contributions received to help cover the cost of specific items of property, plant and equipment are booked either as a direct reduction of the assets concerned, or to other liabilities and credited over the period of depreciation of the assets to which they refer.

Operating grants (given to provide the company with immediate financial aid or as compensation for costs or losses incurred in a previous accounting period) are charged in their entirety to the income statement as soon as the conditions for booking the grants are satisfied.

## Revenues and costs

Revenues are recognised to the extent that it is possible to establish their fair value on a reliable basis and it is probable that the related economic benefits will be enjoyed. Depending on the type of transaction, revenues are recognised on the basis of the following specific criteria:

- revenues for the sale and transport of electricity and gas are recognised at the time that the energy is supplied or the service rendered, even if they are still to be invoiced, and determined by integrating those based on pre-established meter-reading calendars with suitable estimates. These revenues are based,

when applicable, on the tariffs and related tariff restrictions foreseen by current law and by the Italian Authority for Electricity and Gas and equivalent organisation abroad in force during the period of reference;
- the revenues earned from the sale of natural gas coming from fields in which the AEM Group has a joint interest along with other producers are booked in proportion to the Group's share of the quantity produced;
- connection contributions paid by users, if not for costs incurred to extend the network, are book to income on collection and shown under "revenues from services";
- the contributions paid by users towards an extension of the gas network are accounted for as soon as there is a formal decision to deliver the service and there is no longer any obstacle to them being collected. They are deducted from the cost incurred by the Group to extend the network and are booked to income over the duration of the investment with a view to offsetting the depreciation of the installations concerned;
- the revenues and costs involved in withdrawing quantities that are higher or lower than the Group's share are measured at the prices foreseen in the related purchase or sale contract;
- revenues from the provision of services are recognised according to the stage of completion based on the same criteria as for contract work in progress. If it is impossible to establish the value of revenues on a reliable basis, they are recognised up to the amount of the costs incurred, providing they are expected to be recovered;
- revenues are booked net of returns, discounts, allowances and bonuses, as well as directly related taxes;
- revenues from the sale of green certificates are booked at the time of sale.

The costs are for goods or services sold or consumed during the year or as a result of systematic allocation; if it is not possible to see any future use for them, they are charged to income.

## Financial income and charges

Financial income is recognised when interest income arises as a result of applying the effective interest method (at the rate which exactly discounts the expected future financial flows based on the expected life of the financial instrument).

Financial charges are recognised on an accrual basis and booked to the income statement at the amount of the effective interest.

## Dividends

Dividend income is recognised when it is established that the shareholders have a right to receive payment.
Dividends are classified as financial income in the income statement.

## Income taxes

### Current taxes

Current income taxes for the period are based on an estimate of taxable income and in compliance with current tax regulations; account is also taken of the fact that the Company now files for tax on a Group basis.

### Deferred tax liabilities

Deferred tax liabilities are calculated by applying the liability method to the temporary differences at the date of the financial statements between the book value of the assets and liabilities and their value for tax purposes. Deferred tax liabilities are booked on all taxable temporary differences, except:

- when the deferred tax liabilities derive from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and which, at the time of the transaction, does not have any impact on the book result for the year nor on the profit or loss calculated for tax purposes;
- with reference to taxable temporary differences related to investments in subsidiaries, associates and joint ventures, in the event that reversal of the temporary differences can be controlled and it is probable that it will not take place within the foreseeable future.

Deferred tax assets are booked on all deductible temporary differences and for carry-forward tax assets and liabilities, to the extent that it is probable that there will be sufficient future taxable income to absorb the deductible temporary differences and the carry-forward tax assets and liabilities, except in the event that:

- the deferred tax asset linked to the deductible temporary differences derives from the initial recognition of an asset or liability in a transaction that is not a business combination and which, at the time of the transaction, does not have any impact on the book result for the year nor on the profit or loss calculated for tax purposes;
- with reference to the deductible temporary differences related to investments in subsidiaries, associates and joint ventures, deferred tax assets are only booked to the extent that it is probable that the deductible temporary differences will

reverse in the immediate future and that there is sufficient taxable income against which the temporary differences can be used.

The value of the deferred tax assets shown in the balance sheet is reassessed at each financial closing date and reduced to the extent that it is no longer probable that there will be sufficient taxable income in the future to absorb all or part of this tax credit. Unrecognised deferred tax assets are reassessed annually at the closing date and recognised to the extent that it has become probable that there will be sufficient taxable income to absorb them.
Deferred tax assets and liabilities are measured on the basis of the tax rates that are expected to be applicable in the year that the assets or liabilities reverse, bearing in mind current tax rates and those already enacted, or substantially enacted, at the balance sheet date.

The income taxes on items booked directly to equity are also booked directly to equity and not through the income statement.

Deferred tax assets and liabilities are offset when there is a legal right to offset current tax assets and liabilities and the deferred taxes refer to the same fiscal entity and the same tax authority.

## Use of estimates

When preparing the consolidated financial statements and notes according to IFRS, the Group makes estimates and hypotheses that have an effect on the assets and liabilities shown in the accounts and on the information regarding contingent assets and liabilities at the balance sheet date. The actual results could differ from these estimates. Estimates are used to calculate provisions for bad and doubtful receivables, obsolete and slow-moving goods, depreciation and amortisation, asset writedowns, employee benefits, taxes, restructuring and other provisions. These estimates and hypotheses are reviewed periodically and all changes are reflected immediately in the income statement.

Please note the following:

- from September 30, 2005 the scope of consolidation of the AEM Group includes the consolidation of the Edison Group through Transalpina di Energia S.r.l., which is jointly controlled by Delmi S.p.A. (now "Delmi Group") and by Electricité de France (EDF) Group; as a result, the figures at December 31, 2006 are comparable with those at December 31, 2005. In application of IFRIC 4, the Delmi Group has restated and reclassified the financial statements for the year ended December 31, 2005: the following figures reflect these changes; the caption "Other information" shows the effects of this application on the figures at December 31, 2005. As foreseen by IFRS 5, the assets and liabilities of Serene S.p.A. have been reclassified to "Non-current assets held for sale" and "Liabilities directly associated with non-current assets held for sale";
- the caption "C) Non-current assets held for sale" also includes the investment in Mestni Plinovodi d.o.o. held by the parent company;
- in addition to the 30% interest in the share capital of Ecodeco S.r.l., AEM S.p.A. also holds a call option for the purchase of the other 70% of this company's share capital and related voting rights. In accordance with IAS 27 on so-called "potential voting rights", the investment in Ecodeco S.r.l. is fully consolidated from April 1, 2006. Up until March 31, 2006, the investment in Ecodeco S.r.l. was consolidated at equity as the call option was not exercisable;
- the scope of consolidation of the AEM Group includes all subsidiaries, consolidated line-by-line, as well as Plurigas S.p.A. and Edipower S.p.A., which are consolidated on a proportional basis.

For more details, please read the chapter entitled "Scope of consolidation".

Note that the so-called "old AEM scope of consolidation" refers to the AEM Group without consolidating the Delmi and Ecodeco Groups.

The balance sheet at December 31, 2006 reports assets of 13,094 million euro and liabilities of 8,883 million euro; shareholders' equity totals 4,211 million euro.

Net profit for the year came to 302 million euro.

# ASSETS

## A) Non-current assets

### A1) Property, plant and equipment

| millions of euro | Net book value 12.31.2005 | Ecodeco Group first-time cons. | Cap. expend. | Other changes | Disposals | Depreciation and writedowns | Net book value 12.31.2006 |
|---|---|---|---|---|---|---|---|
| Land | 103 | 8 | - | 10 | - | - | 121 |
| Buildings | 595 | 2 | 5 | 59 | (1) | (36) | 624 |
| Plant and machinery | 5,718 | 148 | 149 | 790 | (514) | (491) | 5,800 |
| Industrial and commercial equipment | 14 | - | 5 | - | - | (4) | 15 |
| Other property, plant and equipment | 19 | 16 | 2 | - | - | (3) | 34 |
| Construction in progress and advances | 1,069 | 12 | 260 | (907) | (2) | - | 432 |
| Total | 7,518 | 186 | 421 | (48) | (517) | (534) | 7,026 |

| Total property, plant and equipment millions of euro | Land and buildings | Plant and machinery | Industrial and commercial equipment | Other property, plant and equipment | Assets in process of formation and advances | Total |
|---|---|---|---|---|---|---|
| Balance at 12.31.2006 | | | | | | |
| Of which: | | | | | | |
| - historical cost | 922 | 7,962 | 33 | 44 | 1,069 | 10,030 |
| - acquisitions | 5 | 149 | 5 | 2 | 260 | 421 |
| - other changes | 79 | 938 | - | 16 | (895) | 138 |
| - writedowns | - | (50) | - | - | - | (50) |
| - disposals | (1) | (514) | - | - | (2) | (517) |
| - depreciation | (260) | (2,686) | (23) | (28) | - | (2,997) |
| Net book value | 745 | 5,800 | 15 | 34 | 432 | 7,026 |

Property, plant and equipment amount to 7,026 million euro (7,518 million euro at December 31, 2005) of which 2,743 million euro for the AEM scope of consolidation, 166 million euro, net of depreciation, for the Ecodeco Group and 4,117 million euro for the Delmi Group; they have decreased by 492 million euro as a result of the following:

- an increase of 186 million euro as a result of first-time consolidation of the Ecodeco Group;

- an increase of 421 million euro due to capital expenditure and advances paid to suppliers during the year, analysed as follows by chain:
  - Electricity 251 million euro;
  - Gas and Heat 65 million euro;
  - Services 8 million euro;
  - Networks and Regulated Markets 93 million euro;
  - Other Activities 4 million euro;
- a decrease of 517 million euro from the sale of assets, net of accumulated depreciation of 16 million euro, and from disposal of the assets of the companies sold, namely Metroweb S.p.A. (262 million euro), Serenissima Gas S.p.A. (11 million euro), AEM Trasmissione S.p.A. (79 million euro) and Edison Rete S.p.A. (149 million euro);
- a decrease of 534 million euro because of depreciation and writedowns for the year, including 360 million euro due to consolidation of the Delmi Group and 20 million euro to consolidation of the Ecodeco Group.
  Note that as a result of the impairment test, we have written down certain items of plant belonging to the Delmi Group's electricity chain by 45 million euro;
- a decrease of 48 million euro due to 74 million euro of assets of the Delmi Group held for sale, less other positive adjustments of 26 million euro.

Capital expenditure during the year related to:

- the Electricity chain, for 251 million euro, of which 78 million euro was for investment in the hydroelectric plants at Premadio and Grosio, the new control panel at the San Giacomo dam, the new no. 6 Group at the Cassano d'Adda thermoelectric plant, continuation of works on the new Viola Canal and consolidation of the San Giacomo Dam. As regards the Delmi Group, 173 million euro was invested in the plants under construction at Simeri Crichi (CZ) and those which entered service at Torviscosa (UD) and Altomonte (CS). Investments were also made in the Chivasso and Mese power stations, in repowering the Turbigo (MI) plant, as well as in bringing the Ripabottoni (CB) wind farm into service;
- the Gas and Heat chain, for 65 million euro, of which 24 million euro for work on the plants and district heating networks in the Milan area and certain neighbouring municipalities. The Delmi Group has made investments of 41 million euro mainly for the development of the gas deposits at Candela, construction of the Caverzere-Minerbio gas pipeline and work carried out abroad in connection with the concessions in Algeria and Egypt;
- the Services chain, for 8 million euro, involving buildings such as the buildings of the West receiver station and the Caracciolo substations, as well as purchases of equipment, furniture, fittings, IT equipment and other operating assets;

- the Networks and Regulated Markets chain, for 93 million euro, involving work on the 220 kv and 130 kv lines, the extension of the medium and low tension networks, refurbishing of transformer and isolator cabins, modernisation of internal systems, laying medium and low pressure pipes, fitting of risers and measuring devices;
- other Activities, 4 million euro, arising on consolidation of the Delmi Group.

The overall value of property, plant and equipment includes 432 million euro (1,069 million euro at December 31, 2005) of construction in progress and advance payments with changes during the year of 637 million euro, detailed as follows:

- an increase of 12 million euro due to first-time consolidation of the Ecodeco Group;
- an increase of 260 million euro for capital expenditure during the period principally made up of 102 million euro, for continuation of the work on the New Viola Canal, for works being made on the Pramadio (SO) hydroelectric plant, the no. 6 Group of the thermoelectric plant at Cassano d'Adda (MI), the control panel at the San Giacomo Dam. Work has also continued to extending the electricity, gas and heat networks in the Milan area and in certain neighbouring municipalities, as well as works related to the new cogeneration plant in the Canavese area; the other 158 million euro relate to consolidation of the Delmi Group;
- a decrease of 907 million euro due to the start-up during the year of thermoelectric plants belonging to the Delmi Group (Altomonte) and to Edipower (Piacenza);
- a 2 million euro decrease in work in progress due to the sale of Metroweb S.p.A..

"Plant and machinery" includes the costs involved in the obligatory environmental restoration of the thermoelectric production areas of Edipower S.p.A., for 20 million euro. These costs have been discounted and the effect of this is reflected in the income statement under financial charges.

Property, plant and equipment include 147 million euro of leased assets, of which 63 million euro relate to consolidation of the Delmi Group and 35 million euro to the consolidation of the Ecodeco Group, booked in accordance with IAS 17 (revised). The total value of residual debt included in "payables and other financial liabilities" amounts to 69 million euro.

| Assets under finance leases millions of euro | AEM S.p.A. | Delmi Group | Ecodeco Group | Balance at 12.31.2006 |
|---|---|---|---|---|
| Assets under finance leases | 49 | 63 | 35 | 147 |
| Total | 49 | 63 | 35 | 147 |

Property, plant and equipment are almost all located in Italy and their value does not include any capitalised financial charges.

## A 2) Investment property

| millions of euro | Balance at 12.31.2005 | Changes during the year | Balance at 12.31.2006 |
|---|---|---|---|
| Investment property | 24 | (4) | 20 |

| Investment property - millions of euro | Delmi Group |
|---|---|
| - historical cost | 24 |
| - sales | (4) |
| Net book value | 20 |

Investment property at December 31, 2006 consists of land and buildings not held for the Group's business purposes; they amount to 20 million euro and all relate to consolidation of the Delmi Group.

## A 3) Intangible assets

| Intangible assets millions of euro | Industrial patents and intellectual property rights | Concessions, licences, trademarks and similar rights | Goodwill | Assets in process of formation and advances | Other intangible assets | Total |
|---|---|---|---|---|---|---|
| Balance at 12.31.2006 | | | | | | |
| Of which: | | | | | | |
| – historical cost | 36 | 265 | 1,937 | 4 | 462 | 2,704 |
| – acquisitions | 4 | 2 | 6 | 3 | 18 | 33 |
| – writedowns | – | – | – | – | (1) | (1) |
| – amortisation | (22) | (32) | – | – | (120) | (174) |
| – other changes | – | (8) | (24) | – | 1 | (31) |
| Net book value | 18 | 227 | 1,919 | 7 | 361 | 2,532 |

| millions of euro | Net book value 12.31.2005 | Ecodeco Group first-time cons. | Cap. expend. | Other changes | Disposals/ Write-downs | Amort. | Net book value 12.31.2006 |
|---|---|---|---|---|---|---|---|
| Industrial patents and intellectual property rights | 19 | – | 4 | – | – | (5) | 18 |
| Concessions, licences, trademarks and similar rights | 247 | 1 | 2 | 1 | (10) | (14) | 227 |
| Goodwill | 1,936 | 28 | 6 | (51) | – | – | 1,919 |
| Assets in process of formation | 4 | 1 | 3 | (1) | – | – | 7 |
| Other intangible assets | 391 | – | 18 | 1 | (1) | (48) | 361 |
| Total | 2,597 | 30 | 33 | (50) | (11) | (67) | 2,532 |

Intangible assets at December 31, 2006 total 2,532 million euro, including 140 million euro for the AEM scope of consolidation, 30 million euro for the Ecodeco Group and 2,362 million euro for the Delmi Group. They show a decrease of 65 million euro compared with December 31, 2005, as a result of:

- an increase of 30 million euro due to first-time consolidation of the Ecodeco Group;
- an increase of 33 million euro due to capital expenditure during the period, of which 7 million euro relating to Services and 26 million euro deriving from consolidation of the Delmi Group, including 6 million euro for the increase in

goodwill following the acquisition of Eneco Energia S.p.A. and EDF Energia Italia S.p.A. and 1 million euro for "$CO_2$ emission trading certificates;

- an decrease of 51 million euro due to a reduction in goodwill on the part of the Delmi Group having obtained tax benefits after its first-time consolidation (IFRS 3, para. 65), 42 million euro, and deconsolidation of the investments in Serenissima Energia S.r.l. and Serenissima Gas S.p.A. sold during the year for 9 million euro;
- a decrease of 10 million euro due to reclassification of the intangible assets relating to Metroweb S.p.A., sold during the year;
- a writedown of 1 million euro, relating to "$CO_2$ emission trading certificates" of the Delmi Group;
- a decrease of 67 million euro in amortisation for the period, including 61 million due to consolidation of the Delmi Group.

The consolidated portion of the Delmi Group relating to other intangible assets amounts to 317 million euro and comprises licences and similar rights, including the valuation of "take or pay" hydrocarbons supply contracts in compliance with the Purchase Price Allocation according to IFRS 3, and investments relating to the costs involved in research and exploration of hydrocarbon deposits were fully amortised during the period, except for the portion of costs that were capitalised in accordance with IFRS 6.

Goodwill amounts to 1,919 million euro at December 31, 2006, and refers to the following:

| millions of euro | Balance at 12.31.2006 |
|---|---|
| Enel Distribuzione business | 110 |
| AEM Calore & Servizi S.p.A. | 4 |
| Edipower S.p.A. | 2 |
| Delmi Group | 1,775 |
| Ecodeco Group | 28 |
| Total | 1,919 |

The various items making up goodwill were tested for impairment at December 31, 2006.

IAS 36 says that goodwill, being an intangible asset with an indefinite useful life, is not to be amortised systematically, but submitted to an impairment test at least once a year. Given that goodwill does not generate independent cash flows nor can it be sold independently, IAS 36 states that the recoverable value of goodwill shown in the balance sheet can be estimated on a residual basis, using – depending on the situation – either the fair value or the value in use of a series of assets that make up the Cash Generating Unit(s) to which they belong.

The fair value of a cash generating unit is the amount, based on the best information available, that would be obtainable from the sale of the unit in a bargained transaction between knowledgeable, willing parties.

The value in use of a cash generating unit is the discounted present value of estimated future cash flows expected to arise from the continuing use of the unit, and from its disposal at the end of its useful life. Value in use is calculated by using the Discounted Cash Flow method, which provides for an estimate of the future cash flows, discounting them at an appropriate discount rate.

Management has prepared its gross margin forecasts on the basis of reasonable and tenable assumptions that reflect the value of the cash generating unit in its current conditions, which also represent the best possible estimate of the economic conditions that are likely to exist over its residual useful life. The following elements were taken into consideration in determining the value in use:

- future cash flows for a period not exceeding five years estimated by management, based on the most recent forecasts, that represent the best possible estimate of the economic conditions that are likely to exist over its residual useful life;
- the cash flows after this time horizon, estimated by assuming a zero rate of growth, unless a higher rate is justified (though it should in any case be lower than the average long-term rate of growth of the products, industrial sectors, countries and markets in which the company operates);
- the terminal value, in other words the cash flow deriving from disposal at the end of the useful life of the asset, estimated for prudence sake as zero or the sum of the net book value of property, plant and equipment, net working capital and provisions;
- the discount rate is set to reflect current market valuations for the present value of money and specific risks related to the business. The discount rate has been estimated on a consistent basis with the cash flows being considered by determining the weighted average cost of capital (WACC).

The following is a summary of the goodwill attributable to the individual Cash Generating Units, excluding that of the Delmi Group, of 1,775 million euro, which is described later on, specifying for each the type of recoverable value considered, the discount rates used and the time horizon of the cash flows.

| CGU | 12.31.2006 millions of euro | Recoverable amount | WACC 2006 | WACC 2005 |
|---|---|---|---|---|
| AEM Elettricità S.p.A. | 110 | Value in use | 6.5% (1) | 5.7% (1) |
| AEM Calore & Servizi S.p.A. | 4 | Value in use | 7.4% (1) | 5.8% (1) |
| Edipower S.p.A. | 2 | Value in use | 7.4% (1) | 6.9% (1) |
| Ecodeco S.r.l. | 28 | Value in use | 7.5% (1) | – |

(1) Pre-tax discount rate applied to future cash flows.

*Cash generating unit: AEM Elettricità S.p.A.*

The goodwill of 110 million euro arising on acquisition of the business unit from ENEL Distribuzione S.p.A. by AEM Elettricità S.p.A. on November 1, 2002 was tested for impairment. To this end, the value of this goodwill was attributed to the cash generating unit AEM Elettricità S.p.A., the recoverable amount of which was determined on the basis of its value in use.
In the interests of full disclosure, we would like to point out that when determining value in use, we took into consideration a time horizon up to expiry of the concession for the distribution of electricity in Milan and Rozzano.
No impairment loss was identified as a result of this test.

*Cash generating unit: AEM Calore & Servizi S.p.A.*

The 4 million euro of goodwill arising on line-by-line consolidation of AEM Calore & Servizi S.p.A. was tested for impairment. To this end, the value of this goodwill was attributed to the cash generating unit AEM Calore & Servizi S.p.A., the recoverable amount of which was determined on the basis of its value in use over a time horizon of 20 years.
No impairment loss was identified as a result of this test.

*Goodwill of Edipower S.p.A.*

The 2 million euro of goodwill arising on proportional consolidation of the investment in Edipower S.p.A. was tested for impairment. After impairment testing, the value of this goodwill was allocated to the CGU Edipower S.p.A..

The recoverable amount of the CGU Edipower S.p.A. was determined on the basis of its value in use, including the future operating cash flows estimated by management on the basis of recent forecasts, considering the profitability generated by the productive assets and evaluating the energy produced by the plants from the point of view of the AEM Group. No impairment loss was identified as a result of this test.

*Goodwill - Delmi Group*

For IFRS purposes and for preparation of the Group's consolidated financial statements, the acquisition of control of Edison by Transalpina di Energia represents a Business Combination regulated by IFRS 3, which lays down that all business combinations have to be accounted for according to the ("Purchase Accounting Method"). This means that the buyer has to book all assets, liabilities (including debt) and contingent liabilities identifiable at the time of the purchase at fair value at the date of acquisition, at the same time identifying any goodwill on a residual basis.

For details on "Purchase Price Allocation (PPA) please refer to the chapter: Completion of the Purchase Price Allocation of Transalpina di Energia S.r.l. pursuant to IFRS 3 in this report.

For the purposes of the Impairment Test on the goodwill of Delmi and TDE, as this value is intrinsically connected with the acquisition of control of Edison, we have made reference to the Cash Generating Units considered by Edison in testing its own goodwill, which amounts to 3,518 million euro, in line with the strategic and organisational decisions of the group, defined as the "Electricity Chain" [1] and the "Hydrocarbons chain" [2], as well as to the group as a whole. This item has increased by 13 million euro, deriving on the acquisition of Eneco Energia S.p.A. and EDF Energia Italia S.r.l..

From this point of view and on a preliminary basis, the surplus goodwill deriving from the Purchase Price Acquisition under IFRS 3 of TDE due to proportional consolidation, has been allocated to the Hydrocarbons Chain, in line with the indications that emerged from the impairment test carried out by Edison.
This analysis was carried out by an independent expert who estimated the value in use of the Cash Generating Units in question by applying statistical simulation

(1) Edison's "Electricity Chain" is included in the AEM Group's "Electricity Segment".

(2) The "hydrocarbons" chain of Edison is included in the AEM Group's "Gas and Heat" segment.

techniques, such as the Montecarlo Method, considering the cash flows based on the economic and financial plan of the Edison Group, as well as a terminal value in line with the nature of the investments and with the sectors in which Edison operates. These cash flows were discounted on the basis of a pre-tax weighted average cost of 9.6% for the electricity chain and of 11% for the hydrocarbons chain. The recoverable amount determined on the basis of this statistical process was higher, per each Cash Generating Unit, than the book value of the respective amounts of net capital employed.

In the same way as for the Impairment test of TDE's goodwill and on the basis of the same procedure, we thought it best to attribute the Delmi S.p.A.'s goodwill to the same Cash Generating Units.

On the basis of the indications that emerged from the impairment test carried out according to the statistical process described earlier, the recoverable amount of the two Cash Generating Units was still higher than the respective book values represented by the amounts of net capital employed. No impairment loss was identified as a result of this test on the Delmi Group's goodwill.

*Ecodeco Goodwill*

The 28 million euro of goodwill arising on line-by-line consolidation of the investment in Ecodeco S.r.l. was tested for impairment. After impairment testing, the value of this goodwill was allocated to the CGU Ecodeco S.r.l..
The recoverable amount of the CGU Ecodeco S.r.l. was determined on the basis of its value in use, including the future operating cash flows estimated by management on the basis of recent forecasts.
No impairment loss was identified as a result of this test.

## A 4) Investments

*Investments in associates valued at equity*

Investments in associates, valued under the equity method, amount to 61 million euro (115 million euro at December 31, 2005).

The following tables shows changes of the year:

| Investments in associates<br>millions of euro | AEM Group | Delmi Group | Ecodeco Group | Total |
|---|---|---|---|---|
| **Amount at December 31, 2005** | 85 | 30 | - | 115 |
| **Changes during the year:** | | | | |
| – acquisitions | 23 | – | – | 23 |
| – sales | – | (11) | – | (11) |
| – revaluations | – | 1 | – | 1 |
| – writedowns | (6) | – | – | (6) |
| – reclassifications | – | 5 | – | 5 |
| – other changes | (63) | (3) | – | (66) |
| **Total changes for the period** | (46) | (8) | - | (54) |
| **Amount at December 31, 2006** | 39 | 22 | – | 61 |

Investments at December 31, 2006 decrease by 54 million euro compared with December 31, 2005, as a result of the following changes:

- 23 million euro on acquisition of 20% of ACSM S.p.A.. At December 31, 2006 the value in use of ACSM S.p.A. is in line with the market value at the same date;
- 6 million euro for the writedown and subsequent reclassification of the investment in Mestni Plinovodi d.o.o. (0.5 million euro) to non-current assets held for sale, as required by IFRS 5;
- 63 million euro of other negative changes:
  - 70 million euro for elimination of the investment in Ecodeco S.r.l. following line-by-line consolidation of the Ecodeco Group. Up to March 31, 2006 the investment in Ecodeco S.r.l. was consolidated at equity;
  - 7 million euro on acquisition of 23.53% of Burano S.p.A., resulting from the purchase/sale of Metroweb S.p.A., as explained in the section entitled "Other information";
- 8 million euro of decreases arising on consolidation of the Delmi Group, mainly relating to the sale of investments in Sat and Nile Valley.

In addition:

- no associate is quoted, with the exception of ACSM S.p.A.;
- the financial statements of the parent company AEM S.p.A. include all of the significant figures of the investments held directly in associates;
- the consolidated financial statements reflect all of the losses made by associates.

## A 5) Other non-current financial assets

| millions of euro | Balance at 12.31.2005 | Changes during the year | Balance at 12.31.2006 |
|---|---|---|---|
| Securities held for trading (HFT) | - | 24 | 24 |
| Financial assets held to maturity (HTM) | 1 | - | 1 |
| Loans and receivables (L&R) | 56 | 6 | 62 |
| Financial assets available for sale (AFS) | 284 | 134 | 418 |
| Other financial assets | 1 | - | 1 |
| Financial assets due from related parties | 1 | - | 1 |
| Total | 343 | 164 | 507 |
| of which: | | | |
| - *"old scope" of the AEM Group* | *247* | *136* | *383* |
| - *Delmi Group* | *96* | *27* | *123* |
| - *Ecodeco Group* | - | 1 | 1 |

The other non-current financial assets total 507 million euro (343 million euro at December 31, 2005) and are made up of:

- securities held for trading amount to 24 million euro (zero at December 31, 2005) and relate to the convertible bond loan issued by Metroweb S.p.A., which was fully subscribed by the parent company in accordance with the sale agreement for this investment;
- financial assets held to maturity for 1 million euro (unchanged at December 31, 2005), related to the consolidation of the Ecodeco Group;
- loans and receivables resulting from operations of 62 million euro (56 million euro at December 31, 2005); these receivables refer, for 61 million euro, to the consolidation of the Delmi Group and are mainly made up of the receivable for the financial lease related to the thermoelectric plant of Ibiritermo in compliance with IFRIC 4, as well as of the receivable from IPSE 2000 relating to its portion of the UMTS licences and for 1 million euro to the financial loan granted to the associate Alagaz S.p.A. for the realization of the "Methanisation of Porgolovo" project in St. Petersburg;
- other financial assets for 1 million euro relate solely to the consolidation of the Ecodeco Group, whereas at December 31, 2005 this caption referred solely to the consolidation of the Delmi Group;

- financial assets available for sale amounting to 418 million euro (284 million euro at December 31, 2005) the changes of which are reported in the following table:

| Financial assets available for sale millions of euro | AEM Group | Delmi Group | Ecodeco Group | Total |
|---|---|---|---|---|
| Amount at December 31, 2005 | 247 | 37 | [illegible] | 284 |
| **Changes during the year:** | | | | |
| – acquisition and capital increases | – | 33 | – | 33 |
| – sales | (14) | – | – | (14) |
| – revaluations (*) | 124 | – | – | 124 |
| – writedowns (*) | – | (5) | – | (5) |
| – reclassifications | – | – | – | – |
| – other changes | – | (4) | – | (4) |
| Total changes for the year | 110 | 24 | [illegible] | 134 |
| Amount at December 31, 2006 | 357 | 61 | – | 418 |

(*) Revaluations and writedowns refer to the valuation at fair value with contra-entry to an equity reserve.

The changes for the year mainly concerned:
- the sale of the investment in AEM Torino S.p.A. for 14 million euro, including its purchase cost and revaluations at fair value;
- the valuation at fair value, positive for 124 million euro, of the investment in ATEL SA;
- the increase in capital of the Delmi Group (33 million euro) for the amounts invested in Terminale GNL Adriatico;
- 5 million euro on consolidation of the Delmi Group;
- other negative changes of 4 million euro on consolidation of the Delmi Group.

The investments included under long-term financial assets, both consolidated and non-consolidated, and the investments carried at equity or at fair value method are listed in attachments 3, 4, 5, 6, 7 and 8 to the explanatory notes.

## A 6) Non-current derivatives

| millions of euro | Balance at 12.31.2005 | Changes during the year | Balance at 12.31.2006 |
|---|---|---|---|
| **Non-current derivatives** | 1 | (1) | – |
| *of which:* | | | |
| – *"old scope" of the AEM Group* | 1 | (1) | – |
| – *Delmi Group* | – | – | – |
| – *Ecodeco Group* | – | – | – |

At December 31, 2006 these total zero (1 million euro at December 31. 2005).

## A 7) Deferred tax assets

| millions of euro | Balance at 12.31.2005 | Changes during the year | Balance at 12.31.2006 |
|---|---|---|---|
| **Deferred tax assets** | 262 | 1 | 263 |
| *of which:* | | | |
| – *"old scope" of the AEM Group* | 182 | 5 | 187 |
| – *Delmi Group* | 80 | (13) | 67 |
| – *Ecodeco Group* | – | 9 | 9 |

This caption amounts to 263 million euro (262 million euro at December 31, 2005) of which 67 million euro relate to consolidation of the Delmi Group and 9 million euro to consolidation of the Ecodeco Group; it refers to amounts due from the tax authorities for deferred tax assets (IRES and IRAP), deriving from temporary differences between the net profit shown in the financial statements and taxable income, which will reverse in future years. Deferred tax assets have been calculated on the basis of the tax rates expected to be in force when the temporary differences that generated them will reverse.

## A 8) Other non-current receivables

| millions of euro | Balance at 12.31.2005 | Changes during the year | Balance at 12.31.2006 |
|---|---|---|---|
| **Other non-current receivables** | 151 | (105) | 46 |
| *of which:* | | | |
| – *"old scope" of the AEM Group* | 2 | 1 | 3 |
| – *Delmi Group* | 149 | (106) | 43 |
| – *Ecodeco Group* | – | – | – |

Other non-current receivables amount to 46 million euro (151 million euro at December 31, 2005). The decrease resulting from the consolidation of the Delmi Group amounts to 105 million euro. It mainly refers to tax credits for which reimbursement has been requested, including accrued interest at December 31, 2006.

## A 9) Restricted or pledged deposits

| millions of euro | Balance at 12.31.2005 | Changes during the year | Balance at 12.31.2006 |
|---|---|---|---|
| **Restricted or pledged deposits** | 5 | (3) | 2 |
| *of which:* | | | |
| *– "old scope" of the AEM Group* | – | – | – |
| *– Delmi Group* | 5 | (3) | 2 |
| *– Ecodeco Group* | – | – | – |

This caption shows a balance of 2 million euro (5 million euro at December 31, 2005) relating to consolidation of the Delmi Group; it refers to guarantee deposits for timely reimbursement of the short and long-term instalments of project financing in accordance with the commitments signed with the financing entities.

## A 10) Other non-current assets

| millions of euro | Balance at 12.31.2005 | Changes during the year | Balance at 12.31.2006 |
|---|---|---|---|
| **Other non-current assets** | – | 5 | 5 |
| *of which:* | | | |
| *– "old scope" of the AEM Group* | – | 4 | 4 |
| *– Delmi Group* | – | – | – |
| *– Ecodeco Group* | – | 1 | 1 |

This caption shows a balance of 5 million euro (0 at December 31, 2005) and refers to costs already incurred but pertaining to future periods, of which 1 million euro relates to the consolidation of the Ecodeco Group.

# B) Current assets

## B 1) Inventories

| millions of euro | Balance at 12.31.2005 | Changes during the year | Balance at 12.31.2006 |
|---|---|---|---|
| – Materials | 25 | 5 | 30 |
| – Inventory obsolescence reserve | (1) | – | (1) |
| – Fuel | 166 | 43 | 209 |
| – Other | – | – | – |
| **Raw, ancillary and consumable materials** | **190** | **48** | **238** |
| – Finished products and goods for resale | 7 | (1) | 6 |
| – Contract work in progress | 4 | 9 | 13 |
| – Advance payments | 1 | (1) | – |
| **Inventories** | **202** | **55** | **257** |
| *of which:* | | | |
| – *"old scope" of the AEM Group* | *75* | *12* | *87* |
| – *Delmi Group* | *127* | *29* | *156* |
| – *Ecodeco Group* | – | *14* | *14* |

At December 31, 2006 inventories amount to 257 million euro (202 million euro at December 31, 2005) of which 156 million euro relate to consolidation of the Delmi Group and 14 million euro to consolidation of the Ecodeco Group; they increase by 55 million euro compared with the end of the previous year. The changes of the year concerned:

- for 43 million euro, the increase in fuel inventories, mainly because of the seasonal fall in fuel stocks of natural gas held by Plurigas S.p.A. and by the Delmi Group, which are consolidated on a proportional basis, partly offset by the decrease of the fuel stocks of AEM Trading S.r.l.;
- for 9 million euro, the increase in inventories of contract work in progress mainly due to the line-by-line consolidation of the Ecodeco Group;
- for 5 million euro, the increase in inventories of materials, due to line-by-line consolidation of the Ecodeco Group and the increase in inventories of the Delmi Group and of the old AEM consolidation area;
- for 1 million euro the reduction in inventories of finished products and goods for resale of the Delmi Group;
- for 1 million euro, the increase in advance payments paid during the year.

The book value of materials in inventory was written down to current value by means of an obsolescence reserve. This reserve, which at December 31, 2006, amounted to 1 million euro, remained unchanged versus December 31, 2005, was set aside to write down materials that are slow-moving in the medium term, as well as those that are considered obsolete.

## B 2) Current financial assets

| millions of euro | Balance at 12.31.2005 | Changes during the year | Balance at 12.31.2006 |
|---|---|---|---|
| Trading investments (HFT) | 14 | (9) | 5 |
| Financial assets held to maturity (HTM) | | | |
| Loans and receivables (L&R) | - | 14 | 14 |
| Financial assets available for sale (AFS) | - | - | - |
| Other financial assets | 1 | (1) | - |
| Financial assets due from related parties | 1 | (1) | - |
| **Total** | **16** | **3** | **19** |
| *of which:* | | | |
| *- "old scope" of the AEM Group* | - | - | - |
| *- Delmi Group* | 16 | 3 | 19 |
| *- Ecodeco Group* | - | - | - |

This caption shows a balance of 19 million euro at December 31 2006 (16 million euro at December 31 2005); the increase compared with December 31 2005 is due to higher loans and receivables originated by the company (14 million euro), partly offset by the decrease in trading investments following the sale of the interests in ACEA S.p.A. and AMGA S.p.A. by the Delmi Group.

The adjustment of investments (considered trading investments for IFRS purposes) in listed companies to current market values did not have any significant effect.

## B 3) Current derivatives

| millions of euro | Balance at 12.31.2005 | Changes during the year | Balance at 12.31.2006 |
|---|---|---|---|
| **Current derivatives** | **75** | **(4)** | **71** |
| *of which:* | | | |
| *- "old scope" of the AEM Group* | 42 | (9) | 33 |
| *- Delmi Group* | 33 | 5 | 38 |
| *- Ecodeco Group* | - | - | - |

At December 31, 2006 this caption totals 71 million euro (75 million euro at December 31, 2005) and is made up of:

- 27 million euro (34 million euro at December 31, 2005) of the valuation at fair value of derivatives hedging the interest rate risk on the bond loan and of the valuation at fair value of derivatives hedging the interest rate risk on committed bank lines of credit;
- 6 million euro (8 million euro at December 31, 2005) for the valuation at fair value of the derivatives stipulated to hedge the price risk on fuel and electricity;
- 38 million euro (33 million euro at the end of the previous year) from consolidation of the Delmi Group, relating to transactions in derivatives on interest rates, exchange rates and commodities.

Compared with December 31, 2005, there has been a decrease in the derivatives hedging the bond loan following its adjustment to fair value at December 31, 2006 and a decrease in the commodity derivatives, partly offset by the rise in the value of the derivatives hedging committed bank credit lines, and by the growth in the fair value of derivatives of the Delmi Group, in particular those referring to interest rate swap contracts related to the loan stipulated by Transalpina di Energia S.r.l..

Details on derivatives are provided in the section on "Other information".

## B 4) Taxes receivable

| millions of euro | Balance at 12.31.2005 | Changes during the year | Balance at 12.31.2006 |
|---|---|---|---|
| **Amounts due from tax authorities** | **63** | **(9)** | **54** |
| *of which:* | | | |
| *- "old scope" of the AEM Group* | *42* | *2* | *44* |
| *- Delmi Group* | *21* | *(13)* | *8* |
| *- Ecodeco Group* | – | *2* | *2* |

At December 31, 2006 this item amounts to 54 million euro (63 million euro at December 31, 2005) and refers mainly to the tax credit given by the difference between advance payments of IRES and IRAP during the year and the balance of the estimate of taxes due for the year, as well as amounts due from the tax authorities in connection with the IRPEF advance paid on severance indemnities due to employees on the books at the end of 1997; it was paid by the parent company partly in July and partly at the end of November 1997 and 1998.

The decrease of 9 million euro, is mainly due to a 13 million euro reduction in the Delmi Group's tax receivables, offset by consolidation of the Ecodeco Group for 2 million euro, as well as by an increase in amounts due from tax authorities relating to the "old scope" of the AEM Group for 2 million euro.

## B 5) Trade and other receivables

| millions of euro | Balance at 12.31.2005 | Changes during the year | Balance at 12.31.2006 |
|---|---|---|---|
| **Receivables from customers** | | | |
| Receivables from customers | 1,424 | 223 | 1,647 |
| Reserve for bad and doubtful accounts | (32) | (14) | (46) |
| **Total receivables from customers** | 1,392 | 209 | 1,601 |
| **Receivables from affiliates** | | | |
| Parent entity | 65 | (23) | 42 |
| Associates | 30 | (7) | 23 |
| **Total receivables from affiliates** | 95 | (30) | 65 |
| **Other receivables** | | | |
| Due to the Electricity Equalisation Fund | 38 | 12 | 50 |
| Advances to suppliers | 2 | 2 | 4 |
| Due from personnel | – | – | – |
| Miscellaneous receivables | 177 | (48) | 129 |
| **Total other receivables** | 217 | (34) | 183 |
| **Total** | **1,704** | **145** | **1,849** |
| *of which:* | | | |
| *– "old scope" of the AEM Group* | *758* | *(33)* | *725* |
| *– Delmi Group* | *946* | *123* | *1,069* |
| *– Ecodeco Group* | *–* | *55* | *55* |

At December 31, 2006, trade and other receivables amount to 1,849 million euro (1,704 million euro at December 31, 2005), of which 1,069 million euro arising from the consolidation of the Delmi Group and 55 million euro arising from the consolidation of the Ecodeco Group. They show a rise of 145 million euro mainly related to:

- 209 million euro, a growth in receivables from customers, essentially due to a higher receivables for the sale of electricity and gas;
- 30 million euro, a decrease in receivables from affiliates, essentially due to a fall in receivables from the parent entity for lower supplies of electricity and services;

- 34 million euro, a decrease in other receivables, due to the reduction in miscellaneous receivables partly offset by the rise in receivables from Electricity Equalisation Fund and in advances to suppliers.

At December 31, 2006 the reserve for bad and doubtful accounts amounted to 46 million euro, an increase of 14 million euro compared with the end of the previous year as a result of the provisions and utilisations of the period, other changes. This reserve is considered adequate to cover the risk.

Changes in the reserve adjusting the value of receivables for the sale of power and services are shown in the following table:

| millions of euro | Balance at 12.31.2005 | Provision | Utilisations | Other changes | Balance at 12.31.2006 |
|---|---|---|---|---|---|
| Reserve for bad and doubtful accounts from users and customers | 32 | 20 | (6) | - | 46 |

## B 6) Cash and cash equivalents

| millions of euro | Balance at 12.31.2005 | Changes during the year | Balance at 12.31.2006 |
|---|---|---|---|
| Bank and postal deposits | 185 | 68 | 253 |
| Cash and cash equivalents | 7 | (7) | – |
| Receivables for financial transactions | 50 | (50) | – |
| **Total** | **242** | **11** | **253** |
| *of which:* | | | |
| *– "old scope" of the AEM Group* | *41* | *(18)* | *23* |
| *- Delmi Group* | *201* | *(52)* | *149* |
| *- Ecodeco Group* | *-* | *81* | *81* |

Liquid funds at December 31, 2006 amount to 253 million euro (242 million euro at December 31, 2005) including the consolidation of the Delmi Group, 149 million euro, and of the Ecodeco Group, 81 million euro.

The increase, amounting to 11 million euro compared with December 31, 2005, is essentially due to the consolidation of the Ecodeco Group partly offset by the decrease in bank deposits of companies making up the old AEM scope of consolidation, as well as by the decrease in receivables for financial transactions and in cash and cash equivalents of the Delmi Group.

Bank deposits include interest accrued but not yet credited at the year-end.

## B 7) Other current assets

| millions of euro | Balance at 12.31.2005 | Changes during the year | Balance at 12.31.2006 |
|---|---|---|---|
| **Other current assets** | 21 | (8) | 13 |
| *of which:* | | | |
| - *"old scope" of the AEM Group* | 15 | (3) | 12 |
| - *Delmi Group* | 6 | (6) | - |
| - *Ecodeco Group* | - | 1 | 1 |

The total of 13 million euro (21 million euro at December 31, 2005) includes 1 million euro relating to the consolidation of the Ecodeco Group for accrued revenues collectible in future years and costs already incurred but pertaining to future years.

## C) Non-current assets held for sale

| millions of euro | Balance at 12.31.2005 | Changes during the year | Balance at 12.31.2006 |
|---|---|---|---|
| **Non-current assets held for sale** | - | 116 | 116 |
| *of which:* | | | |
| - *"old scope" of the AEM Group* | - | 0.5 | 0.5 |
| - *Delmi Group* | - | 115.5 | 115.5 |
| - *Ecodeco Group* | - | - | - |

These amount to 116 million euro and refer almost entirely to non-current assets held for sale of the Delmi Group. They relate to the assets of Serene S.p.A., including 9 million euro of bank deposits, and 0.5 million euro of the investment in Plinovodi d.o.o. held by the parent company.

# LIABILITIES AND EQUITY

## D) Shareholders' equity

Shareholders' equity, which at December 31, 2006 amounts to 4,211 million euro (3,689 million euro at December 31, 2005), is detailed in the table below:

| millions of euro | Balance at 12.31.2005 | Changes during the year | Balance at 12.31.2006 |
|---|---|---|---|
| **Equity pertaining to the Group** | | | |
| Share capital | 936 | – | 936 |
| (Treasury shares) | (23) | (2) | (25) |
| Legal reserve | 85 | 9 | 94 |
| Other reserves | 310 | 104 | 414 |
| Retained earnings | 99 | 143 | 242 |
| Net profit for the year | 242 | 60 | 302 |
| **Total equity pertaining to the Group** | **1,649** | **314** | **1,963** |
| Minority interests | 2,040 | 208 | 2,248 |
| **Total shareholders' equity** | **3,689** | **522** | **4,211** |

### D 1) Share capital

At December 31, 2006 the share capital totals 936 million euro and consists of 1,800,047,400 shares with a unit value of 0.52 euro each.

### D 2) Treasury shares

At December 31, 2006 they total25 million euro and refers to 16,159,850 treasury shares held by the company (14,841,850 shares at December.31 2005). The increase is due to the purchase, during the period under review, of 1,318,000 treasury shares. This item has been deducted from equity in accordance with IFRS.

### D 3) Legal reserve

At December 31, 2006 it amounts to 94 million euro. The increase compared with the financial statements for the year ended at December 31, 2005 is equal to 9 million euro and is attributable to the allocation to this reserve of 5% of the previous year's net profit, as required by article 2430 of the Italian Civil Code.

## D 4) Other reserves

| millions of euro | Balance at 12.31.2005 | Changes during the year | Balance at 12.31.2006 |
|---|---|---|---|
| Other reserves | 310 | 104 | 414 |

Other reserves, amounting to 414 million euro at December 31, 2006 (310 million euro at December 31, 2005), include the cumulative effects of revaluations of prior periods. It also includes the cash flow hedge reserve for the valuation, at December 31, 2006, of derivatives that comply with hedge accounting requirements at the end of the period and the reserve deriving from "assets available for sale". The total amount of these reserves at December 31, 2006 comes to 241 million euro.

## D 5) Retained earnings

| millions of euro | Balance at 12.31.2005 | Changes during the year | Balance at 12.31.2006 |
|---|---|---|---|
| Retained earnings | 99 | 143 | 242 |

This caption shows a positive balance of 242 million euro (99 million euro at December 31, 2005) and includes consolidation adjustments to values booked in previous years' financial statements of group companies, and retained earnings and losses carried forward by subsidiaries.

## D 6) Net profit for the year

It amounts to 302 million euro and includes the result of the year under review.

## D 7) Minority interests

At December 31, 2006 this totals 2,248 million euro (2,040 million euro at December 31, 2005) and represents the portion of capital, reserves and net result pertaining to minority interests of Delmi S.p.A., of the Edison Group, consolidated through Transalpina di Energia S.r.l., and of the Ecodeco Group.

The method of determining the minority interests of Ecodeco are explained in the section on "consolidation procedures".

The portions pertaining to minority interests of the subsidiaries AEM Elettricità S.p.A., AEM Gas S.p.A., and AEM Energia S.p.A., are not significant, as AEM S.p.A. holds 99.99% of their share capital.

The following are the "Reconciliation between the AEM S.p.A.'s net result and the net result of the Group" and the "Reconciliation between the AEM S.p.A.'s equity and the equity pertaining to the Group".

## Reconciliation between the AEM S.p.A.'s net result and the net result of the Group

| millions of euro | 2006 |
|---|---|
| Net result of AEM S.p.A. | 177 |
| Intercompany dividends eliminated from the consolidated financial statements | (123) |
| Results of subsidiaries, associates and joint ventures not included in the financial statements of AEM S.p.A. | 229 |
| Different valuation of the result from assets held for sale | 5 |
| Other consolidation adjustments | 14 |
| Net result of the Group | 302 |

## Reconciliation between the AEM S.p.A.'s equity and the equity pertaining to the Group

| millions of euro | 2006 |
|---|---|
| Equity of AEM S.p.A. | 2,251 |
| Elimination of the residual portion of the equity reserve resulting from the intercompany profit on the transfer of businesses | (687) |
| Retained earnings/Accumulated losses | 274 |
| Results of subsidiaries, associates and joint venture not included in the financial statements of AEM S.p.A. | 229 |
| Intercompany dividends eliminated from the consolidated financial statements | (123) |
| Different valuation of the result from assets held for sale | 5 |
| Other consolidation adjustments | 14 |
| Equity pertaining to the Group | 1,963 |

# E) Liabilities

## E 1) Non-current liabilities

### E1 – 1) Medium/long term financial liabilities

| millions of euro | Balance at 12.31.2005 | Changes during the year | Balance at 12.31.2006 |
|---|---|---|---|
| Non-convertible bonds | 2,026 | (885) | 1,141 |
| Convertible bonds | – | – | – |
| Payables to shareholders for loans | – | – | – |
| Due to banks | 2,637 | (972) | 1,665 |
| Due to other providers of finance | 293 | (37) | 256 |
| Derivatives | – | 3 | 3 |
| Finance lease payables | 45 | 8 | 53 |
| Securities issued | – | – | – |
| **Total** | **5,001** | **(1,883)** | **3,118** |
| *of which:* | | | |
| *– "old scope" of the AEM Group* | *1,060* | *(428)* | *632* |
| *– Delmi Group* | *3,941* | *(1,492)* | *2,449* |
| *– Ecodeco Group* | *–* | *37* | *37* |

Medium/long-term financial liabilities amount to 3,118 million euro (5,001 million euro at December 31, 2005) and decrease by 1,883 million euro, as detailed below:

- a decrease of 885 thousand euro in non-convertible bonds, in particular:
  - a decrease of 27 million euro, which relates to the valuation at fair value at December 31, 2006 of the non-convertible bond loan issued by AEM S.p.A. in October 2003 and placed on the international Eurobond market. We would like to point out that in current assets, current derivatives include the valuation at fair value of the derivative hedging the interest rate risk on the bond loan;
  - a decrease of 858 million euro in the bond loans of the Delmi Group essentially due to reclassification of the bond loans issued by Edison S.p.A., maturity 2007, to "current liabilities". Edison Treasury Services S.r.l. repaid the bond loan with nominal value of 195 million euro, maturity July 20, 2009, in advance to third parties in April 2006.

The following table gives details of the bond loans of the Delmi Group, considering its 50% consolidation.

| millions of euro | Expiry | Nominal value in circulation | Amortised cost | Fair value |
|---|---|---|---|---|
| **Euro Medium Term Notes** | | | | |
| Edison S.p.A. | 12.10.2010 | 350.0 | 376.0 | 360.5 |
| Edison S.p.A. | 07.19.2011 | 250.0 | 257.5 | 255.5 |
| Total | | 600.0 | 633.5 | 616.0 |

Note that the Edison bonds have been valued at fair value on the acquisition of control by Transalpina di Energia. This involved booking higher debt of 42 million euro at December 31, 2006;

- the decrease of 972 million euro in medium/long-term payables to banks is due to a combination of the decline in amounts due to banks by Edipower S.p.A. and reclassification of the short-term portion to current liabilities, partly offset by a rise in the exposure of AEM S.p.A. due to renegotiation of revolving credit lines; the consolidation of the Delmi Group entailed a decrease of 636 million euro, whereas line-by-line consolidation of the Ecodeco Group led to an increase of 17 million euro;
- the decrease of 37 thousand euro in medium/long-term amounts due to other providers of finance is exclusively due to reclassification to current liabilities of the amount maturing in 12 months of the loan granted by Cassa Depositi e Prestiti to AEM Elettricità S.p.A., related to the acquisition of the business from Enel Distribution S.p.A. partly offset by consolidation of the Delmi Group (an increase of 4 million euro) and of the Ecodeco Group (a rise of 1 million euro);
- an increase of 3 million euro in payables for derivatives on consolidation of the Delmi Group;
- the 8 million euro increase in lease payables mainly due to consolidation of the Ecodeco Group, 19 million euro, partly offset by the reclassification to current financial liabilities of 5 million euro of payables to leasing companies for the sale and lease-back transaction by AEM S.p.A. in 2001 involving the building located in Corso di Porta Vittoria, Milan, and by the decline for reimbursement of lease payables of the Delmi Group, 5 million euro.

The section "Other information" illustrates the nature and the content of medium/long-term loans.

### E1 – 2) Deferred tax liabilities

| millions of euro | Balance at 12.31.2005 | Changes during the year | Balance at 12.31.2006 |
|---|---|---|---|
| **Deferred tax liabilities** | 937 | (168) | 769 |
| *of which:* | | | |
| – *"old scope" of the AEM Group* | 207 | 4 | 211 |
| – *Delmi Group* | 730 | (182) | 548 |
| – *Ecodeco Group* | – | 10 | 10 |

This caption includes the changes made to the financial statements of the individual companies to eliminate interference on the part of adjustments and provisions made solely for tax purposes ("defiscalisation") and the provision for deferred tax liabilities of all companies of the AEM Group for IRES and IRAP, which will be in force at the time the temporary differences that generated them reverse.

At December 31, 2006 it shows an amount of 769 million euro (937 million euro at December 31 2005). The decrease of 168 million euro essentially relates to the decrease in deferred tax liabilities deriving from consolidation of the Delmi Group, 182 million euro, which, through Edison S.p.A., exercised its option to carry out a partial realignment of the statutory and tax values of property, plant and equipment, leading to this reduction in deferred tax liabilities, as specified in note 23 "Significant non-recurring events and transactions".

The decrease was partly offset by the increase in this caption deriving from consolidation of the Ecodeco Group for 10 million euro and by provisions for the period made by the companies in the old AEM scope of consolidation for 4 million euro.

Details of deferred tax liabilities are given below, based on the nature of the temporary differences which generated them, taking into account that for certain Group companies they have been offset against deferred tax assets, if the requirements of IAS 12 are met:

| Analysis of deferred tax assets and liabilities millions of euro | Consolidated financial statements 12.31.2006 |
|---|---|
| **Deferred tax liabilities** | |
| Value difference in property, plant and equipment | 739 |
| Adoption of the finance lease standard (IAS 17) | 28 |
| Adoption of the financial instruments standard (IAS 39) | 20 |
| Other deferred tax liabilities | 33 |
| Deferred tax assets used in compensation | (52) |
| **Total deferred tax liabilities** | **769** |
| **Deferred tax assets** | |
| Prior year tax losses | 16 |
| Taxed risk provisions | 74 |
| Amortisation, depreciation and writedowns of non-current assets | 77 |
| Adoption of the financial instruments standard (IAS 39) | 64 |
| Other deferred tax assets | 33 |
| **Total deferred tax assets** | **263** |

## E1 – 3) Employee benefits

| millions of euro | Balance at 12.31.2005 | Changes during the year | Balance at 12.31.2006 |
|---|---|---|---|
| **Employees benefits** | **200** | **10** | **210** |
| *of which:* | | | |
| – *"old scope" of the AEM Group* | *163* | *8* | *171* |
| – *Delmi Group* | *37* | *(1)* | *36* |
| – *Ecodeco Group* | *–* | *3* | *3* |

At December 31, 2006 this caption amounts to 210 million euro (200 million euro at December 31, 2005) and is made up of:

- Severance indemnities

  Severance indemnities represent a form of personnel remuneration which is paid on a deferred basis when the person leaves the company. It accrues in proportion to the duration of the employment relationship and for the company represents an additional element in the purchase of labour.

This amounts to 108 million euro (106 million euro at December 31, 2005) and includes the total liability for severance indemnities accrued by employees on the books at December 31, 2006, net of advances as per article 1 of Law 297 of May 29, 1982. It also includes the liability for payments in lieu of notice accrued by entitled employees, hired before February 1, 1983 and still on the payroll at the end of the period.

In line with IAS 19, this item has been determined according to the "projected unit credit method" which calculates the liability in proportion to the years of service already matured at the balance sheet date, compared with the total period of service that could be rendered.

The changes during the year relate to provisions of 11 million euro, utilisations of 9 million euro and consolidation of the Ecodeco Group, which produced an increase in severance indemnities of 3 million euro, offset by other negative net changes of 3 million euro.

The main assumptions used in the actuarial estimate of the severance indemnity provision are as follows:

| | 2006 | 2005 |
|---|---|---|
| Discount rate | min. 4.00% - max. 4.50% | min. 4.00% - max. 4.50% |
| Rate of increase in labour cost | min. 2.00% - max. 3.50% | min. 2.00% - max. 3.50% |
| Annual inflation rate | min. 1.50% - max. 2.00% | min. 1.50% - max. 2.00% |

- Employee benefits

  This caption amounts to 102 million euro (94 million euro at December 31, 2005) and is made up of:

  - 54 million euro (50 million euro at December 31, 2005) for the discounts that employees receive on electricity and gas and the additional months' pay which relates to the fidelity bonus;
  - 40 million euro (36 million euro at December 31, 2005), being a provision for the present value, based on actuarial calculations, of the liability to retired former employees, who are entitled to a supplementary pension out of the Premungas fund, and to employees whose entitlement is currently accruing. The reserve, which at December 31, 2006 is considered sufficient to cover the risk to which it refers, went up by 4 million euro compared with December 31, 2005. This was caused by the difference between the utilisations during the year of 1 million euro, and the amount provided to adjust it to the charge actually borne by AEM S.p.A., 5 million euro;

- 8 million euro (8 million euro at December 31, 2005) for the present value, calculated on an actuarial basis, of payments in lieu of notice which are accruing and will be paid to employees who are entitled to them on termination of their employment; the methods of calculating the amount of this provision are already in line with the requirements of IAS 19.

The main assumptions used in the actuarial estimate of the severance indemnity provision are as follows:

| | 2006 | 2005 |
|---|---|---|
| Discount rate | min. 4.00% - max. 4.50% | min. 4.00% - max. 4.50% |
| Rate of increase in labour cost | min. 2.00% - max. 3.50% | min. 2.00% - max. 3.50% |
| Annual inflation rate | min. 1.50% - max. 2.00% | min. 1.50% - max. 2.00% |

The changes of the year are shown in the following table:

| millions of euro | Balance at 12.31.2005 | Provision | Utilisations | Reclassification | Other changes | Balance at 12.31.2006 |
|---|---|---|---|---|---|---|
| Severance indemnities | 106 | 11 | (9) | - | - | 108 |
| Payments in lieu of notice | - | - | - | - | - | - |
| Employees benefits | 94 | 18 | (6) | - | (4) | 102 |
| **Total** | **200** | **29** | **(15)** | **-** | **(4)** | **210** |

### E1 – 4) Provisions for risks

| millions of euro | Balance at 12.31.2005 | Variazioni dell'esercizio | Balance at 12.31.2006 |
|---|---|---|---|
| **Provisions for risks** | **618** | **-** | **618** |
| *of which:* | | | |
| *- "old scope" of the AEM Group* | *117* | *16* | *133* |
| *- Delmi Group* | *501* | *(61)* | *440* |
| *- Ecodeco Group* | *-* | *45* | *45* |

At December 31, 2006 these provisions amount to 618 million euro (unchanged compared with December 31, 2005) and refer to:

- potential charges relating to an outstanding dispute with local entities regarding local taxes and outstanding disputes with social security institutions, as well as water off-take surcharges, for a total of 102 million euro (85 million euro at December 31, 2005);

- the provision to cover the risk arising from the dispute with the Authority for Electricity and Gas regarding the method of calculating the update of the raw material component of the tariffs applied to sales to end-customers, 9 million euro;
- provisions for outstanding disputes with personnel and third parties and potential liabilities related to operations, 22 million euro (17 million euro at December 31, 2005) of which 21 million euro relate to the consolidation of Edipower S.p.A.; the increase is attributable essentially to the higher provisions of Edipower S.p.A. and, in particular, to provisions for the environmental restoration and disputes with third parties;
- the consolidation of provisions for charges and risks of the Delmi Group of 440 million euro (501 million euro at December 31, 2005), made up of:

| millions of euro | Balance at 12.31.2005 | Provision | Utilisations | Other | Balance at 12.31.2006 |
|---|---|---|---|---|---|
| Tax disputes | 18 | – | (12) | 5 | 11 |
| Charges relating to contractual guarantees on sales of investments | 104 | – | (29) | – | 75 |
| Disputes, litigation and settlements | 86 | 8 | (9) | – | 85 |
| Provisions for dismantling and reclamation of industrial sites | 87 | 5 | (3) | 41 | 130 |
| Environmental risks | 90 | – | (55) | – | 35 |
| Risks on investments | 8 | 9 | – | (8) | 9 |
| Other risks and charges | 108 | 21 | (16) | (18) | 95 |
| Total Provisions for charges and risks Delmi Group | 501 | 43 | (124) | 20 | 440 |

- consolidation of the provisions for charges and risks of the Ecodeco Group relating to the treatment of leachate, environmental restoration and landfill post mortem costs, 45 million euro.

At December 31, 2005 this provision included 15 million euro relating to the provision made to cover the risk deriving from reintegration of resolution 20/04 of the Authority for Electricity and Gas relating to tariffs for the sale of electricity to the captive market, all of which were used during the year.

Changes during the year are shown in the following table:

| millions of euro | Balance at 12.31.2005 | Provision | Utilisations | Other changes | Balance at 12.31.2006 |
|---|---|---|---|---|---|
| Provisions for risks | 618 | 54 | (141) | 87 | 618 |

### E1 – 5) Other non-current liabilities

| millions of euro | Balance at 12.31.2005 | Changes during the year | Balance at 12.31.2006 |
|---|---|---|---|
| **Other non-current liabilities** | **216** | **(215)** | **1** |
| *of which:* | | | |
| *– "old scope" of the AEM Group* | *95* | *(95)* | *–* |
| *– Delmi Group* | *121* | *(120)* | *1* |
| *– Ecodeco Group* | *–* | *–* | *–* |

At December 31, 2006 these amount to 1 million euro (216 million euro at December 31, 2005) and refer to interest-bearing guarantee deposits issued by customers for gas supply contracts arising from consolidation of the Delmi Group.

The decrease compared with December 31, 2005, of 215 million euro, is due to the reclassification under current liabilities of the payable to financing shareholders of Edipower S.p.A. relating to the "put & call" options for the portions pertaining to AEM S.p.A. (4%) and the Delmi Group (10%, to be considered 50%) as exercisable in 2007.

## E 2) Current liabilities

### E2 – 1) Trade and other payables

| millions of euro | Balance at 12.31.2005 | Changes during the year | Balance at 12.31.2006 |
|---|---|---|---|
| Advances | 76 | (23) | 53 |
| Trade payables | 1,074 | 243 | 1,317 |
| Trade payables to related parties: | 5 | 5 | 10 |
| *– parent entity* | *3* | *2* | *5* |
| *– associates* | *2* | *3* | *5* |
| Payables to social security institutions | 21 | 1 | 22 |
| Other payables | 269 | 169 | 438 |
| **Total** | **1,445** | **395** | **1,840** |
| *of which:* | | | |
| *– "old scope" of the AEM Group* | *586* | *163* | *749* |
| *– Delmi Group* | *859* | *182* | *1,041* |
| *– Ecodeco Group* | *–* | *50* | *50* |

Trade and other payables amount to 1,840 million euro (1,445 million euro at December 31, 2005) and report an increase of 395 million euro as a result of the following:

- the decrease of 23 million euro in advances from customers mainly due to the decrease in advance payments paid by the Municipality of Milan, partly offset by line-by-line consolidation of the Ecodeco Group for 3 million euro;
- the increase of 243 million euro in payables to suppliers, due to the increases in payables of the Delmi Group, 126 million euro, and in payables of the "old scope" of the AEM Group, 79 million euro, as well as consolidation of the Ecodeco Group, 38 million euro;
- the increase of 2 million euro in payables to the Municipality of Milan;
- the increase, 3 million euro, in payables to associates, essentially due to the rise in payables of the Delmi Group of 2 million euro, as well as in those of the "old scope" of the AEM Group, 1 million di euro;
- the increase of 1 million euro, in payables to social security institutions, essentially due to the consolidation of the Ecodeco Group;
- the increase of 169 million euro, in other payables due to the following factors: on one hand, reclassification from other non-current liabilities of the payable to the financing shareholders of Edipower S.p.A. relating to the "put & call" options for the portions pertaining to AEM S.p.A. (4%) and the Delmi Group (10%, to be considered 50%), as well as consolidation of the Ecodeco Group for 5 million euro; on the other, the decrease in other payables of 52 million euro.

**E2 – 2) Tax liabilities**

| millions of euro | Balance at 12.31.2005 | Changes during the year | Balance at 12.31.2006 |
|---|---|---|---|
| **Tax liabilities** | **102** | **(16)** | **86** |
| *of which:* | | | |
| – *"old scope" of the AEM Group* | *94* | *(58)* | *36* |
| – *Delmi Group* | *8* | *39* | *47* |
| – *Ecodeco Group* | – | *3* | *3* |

Taxes payables amount to 86 million euro (102 million euro at December 31, 2005) and show a decrease of 16 million euro, mainly due to lower payables to the tax authorities of the "old scope" of AEM, partly offset by the increase in payables resulting from the consolidation of the Delmi Group (39 million euro) and of the Ecodeco Group (3 million euro).
These taxes are all due within one year.

### E2 – 3) Short-term financial liabilities

| millions of euro | Balance at 12.31.2005 | Changes during the year | Balance at 12.31.2006 |
|---|---|---|---|
| Non-convertible bonds | – | 741 | 741 |
| Convertible bonds | – | – | – |
| Payables to shareholders for loans | – | – | – |
| Due to banks | 922 | 299 | 1,221 |
| Due to other providers of finance | 56 | 60 | 116 |
| Derivatives | 27 | 15 | 42 |
| Finance lease payables | 11 | 5 | 16 |
| Securities issued | – | – | – |
| Financial payables to related parties | 70 | (45) | 25 |
| **Total** | **1,086** | **1,075** | **2,161** |
| *of which:* | | | |
| *– "old scope" of the AEM Group* | *749* | *(119)* | *630* |
| *– Delmi Group* | *337* | *1,158* | *1,495* |
| *– Ecodeco Group* | *–* | *36* | *36* |

Short-term financial liabilities amount to 2,161 million euro (1,086 million euro at December 31, 2005) and increase by 1,075 million euro as detailed below:

- the increase of 741 million euro in bond loans of the Delmi Group, essentially due to reclassification of the portion of Edison S.p.A.'s bond loans maturing in 2007 to "Current liabilities";
- the increase of 299 million euro in amounts due to banks mainly because of the higher exposure to banks of the Delmi Group, 327 million euro, and the consolidation of the Ecodeco Group, 31 million euro, partly compensated by the reduction in amounts due to banks of the "old scope" of the AEM Group, 59 million euro;
- the increase of 60 million euro in amounts due to other providers of finance resulting from the consolidation of the Delmi Group;
- the increase of 15 million euro in derivatives due to the valuation at fair value of the consolidated derivatives of the Delmi Group, partly offset by the decrease in the valuation of derivatives hedging fluctuations in commodity prices of Plurigas S.p.A., as well as the fair value valuation of the derivatives stipulated during the year on differential contracts with Acquirente Unico S.p.A. and the derivatives hedging the interest rate risk on the debt owing to Cassa Depositi e Prestiti;
- the increase of 5 million euro in finance lease payables resulting from the consolidation of the Ecodeco Group;

- the decrease of 45 million euro, in financial payables from related parties concerning the fall in the balance on the current account which regulates financial dealings between AEM S.p.A. and the Municipality of Milan.

The section "Other information" illustrates the nature and the content of short-term loans.

### E2 – 4) Other liabilities

| millions of euro | Balance at 12.31.2005 | Changes during the year | Balance at 12.31.2006 |
|---|---|---|---|
| **Other liabilities** | **45** | (34) | **11** |
| *of which:* | | | |
| – *"old scope" of the AEM Group* | 45 | *(35)* | *10* |
| – *Delmi Group* | – | – | – |
| – *Ecodeco Group* | – | *1* | *1* |

At December 31, 2006 this caption amounted to 11 million euro (45 million euro at December 31, 2005) and essentially refers to services already invoiced, but pertaining to future periods.
This caption includes the future benefit on the portions assigned to production plant for emissions of polluting substances in compliance with the Kyoto Protocol.

## F) Liabilities directly associated with non-current assets held for sale

| millions of euro | Balance at 12.31.2005 | Changes during the year | Balance at 12.31.2006 |
|---|---|---|---|
| **Liabilities directly associated with non-current assets held for sale** | – | 69 | 69 |
| *of which:* | | | |
| – *"old scope" of the AEM Group* | – | – | – |
| – *Delmi Group* | – | *69* | *69* |
| – *Ecodeco Group* | – | – | – |

These amount to 69 million euro and refer to liabilities that are due to be disposed of as required by IFRS 5, in particular Serene S.p.A., as discussed under point "C" of assets.

## G) Net financial debt

**(pursuant to CONSOB Communication no. DEM/6064293 of July 28, 2006)**

The following table gives details of net financial debt:

| millions of euro | 12.31.2006 | 12.31.2005 | Changes |
|---|---|---|---|
| Bonds - non-current portion | 1,141 | 2,026 | (885) |
| Bank loans - non-current portion | 1,665 | 2,636 | (971) |
| Due to other providers of finance - non-current portion | 256 | 293 | (37) |
| Finance leases - non-current portion | 53 | 45 | 8 |
| Financial liabilities - non-current portion | 3 | - | 3 |
| **Total medium/long-term debt** | **3,118** | **5,000** | **(1,882)** |
| Financial assets - non-current portion | (40) | (29) | (11) |
| **Medium/long-term loans** | **(40)** | **(29)** | **(11)** |
| Total net non-current debt | 3,078 | 4,971 | (1,893) |
| Bonds - current portion | 741 | - | 741 |
| Bank loans - current portion | 1,221 | 921 | 300 |
| Due to other providers of finance - current portion | 116 | 56 | 60 |
| Finance leases - current portion | 16 | 11 | 5 |
| Financial liabilities - parent entity | 25 | 70 | (45) |
| Financial liabilities - current portion | 14 | 2 | 12 |
| Financial payables to companies held for sale | 32 | - | 32 |
| **Total short-term debt** | **2,165** | **1,060** | **1,105** |
| Current financial assets | (66) | (73) | 7 |
| **Total short-term financial receivables** | **(66)** | **(73)** | **7** |
| Cash and cash equivalents | (253) | (242) | (11) |
| Cash and cash equivalents included in assets held for sale | (9) | - | (9) |
| Total net current debt | 1,837 | 745 | 1,092 |
| Net debt | 4,915 | 5,716 | (801) |

Note that the section entitled "Summary of results, assets and liabilities and financial position" in the report on operations includes comments on the cash flow statement, while details on related party transactions are given in note no. 21.

# Income statement

From September 30, 2005 the scope of consolidation of the AEM Group includes the consolidation of the Edison Group through Transalpina di Energia S.r.l., which is jointly controlled through Delmi S.p.A. (hereafter called the "Delmi Group"). So, whereas in 2005 the Delmi Group was only consolidated for the fourth quarter, the 2006 consolidation includes its figures for the entire year.

From April 1, 2006 the scope of consolidation includes the line-by-line consolidation of the Ecodeco Group for the period April 1 to December 31, 2006, whereas the period January 1 to March 31, 2006 was consolidated at net equity. In addition, from September 30, 2006 the scope of consolidation also includes Valdisotto Energia S.r.l., which has been acquired 100% by the AEM S.p.A..

As a result, the income statement figures at December 31 2006 cannot be compared with the corresponding figures of the previous year.

The scope of consolidation of the AEM Group includes all subsidiaries, consolidated line-by-line, as well as Plurigas S.p.A. and Edipower S.p.A., which are consolidated on a proportional basis.

As required by IFRS 5, the net results deriving from the sale of Serenissima Gas S.p.A, Serenissima Energia S.r.l. and Metroweb S.p.A., the valuation of the parent company's investment in Mestni Plinovodi d.o.o. and the net result of the sale of Edison Rete S.p.A. as well as the charges for the future sale of Serene S.p.A. held by the Delmi Group, are shown under the heading "Net result of non-current assets sold or held for sale".

Note that the so-called "old AEM scope of consolidation" refers to the AEM Group without consolidating the Delmi and Ecodeco Groups.

# 1) Revenues

Revenues at December 31, 2006 amount to 6,852 million euro (3,007 million euro at December 31, 2005). The breakdown of the more important revenue items is as follows.

## 1.1 Revenues from sales

| Revenues from sales millions of euro | 12.31.2006 | 12.31.2005 |
|---|---|---|
| Sale of electricity | 4,487 | 1,816 |
| Distribution, transport and measurement of electricity | 438 | 149 |
| Sale of heat | 121 | 58 |
| Sale and distribution of gas to customers and other companies | 1,194 | 661 |
| Sales of fuel | 79 | 31 |
| Water sold to civil customers | 18 | 4 |
| Hedging income on operating derivatives | 1 | – |
| Hedging charges on operating derivatives | (3) | – |
| **Total revenues from sales** | **6,335** | **2,719** |
| *of which:* | | |
| – *"old scope" of the AEM Group* | *2,088* | *1,774* |
| – *Delmi Group* | *4,220* | *945* |
| – *Ecodeco Group* | *27* | – |

Revenues from sales amount to 6,335 million euro (2,719 million euro at December 31, 2005) of which 4,220 million euro related to the consolidation of the Delmi Group and 27 million euro to the line-by-line consolidation of the Ecodeco Group and refer:

- for 4,487 million euro (1,816 million euro at December 31, 2005) to revenues from the sale of electricity to captive customers, to eligible end customers, to wholesalers and institutional operators (Acquirente Unico S.p.A. and Terna S.p.A. – formerly GRTN S.p.A.), also through sales on the Italian Power Exchange. The increase of 2,671 million euro compared with December 31, 2005, is mainly caused by the rise resulting from the consolidation of the Delmi Group, 2,342 million euro, and to the consolidation of the Ecodeco Group, 27 million euro. The increase in the so-called "old AEM scope" of 302 million euro is attributable to the higher quantities sold and the increase in the average selling prices of electricity, reflecting the rising trend in raw material prices on international markets;

- for 438 million euro (149 million euro at December 31, 2005), to revenues from the distribution, transport and measurement of electricity; these are stated net of estimated revenues exceeding the V1 price-cap restriction, as defined in the resolutions of the Authority for Electricity and Gas and net of the estimate for potential liabilities deriving from the equalisation of distribution costs. The growth of 289 million euro on December 31, 2005 is essentially due to the increase on consolidation of the Delmi Group for 286 million euro, as well as that of the "old scope" of the AEM Group for 3 million euro;
- for 121 million euro (58 million euro at December 31, 2005) to revenues from the sale of heat to customers. The increase of 63 million euro is due to consolidation of the Delmi Group, for 59 million euro, and higher sales by AEM Calore & Servizi S.p.A. for 4 million euro;
- for 1,194 million euro (661 million euro at December 31, 2005) to revenues from the sale and distribution of gas. The increase of 533 million euro compared with the previous year is due for 507 million euro to higher revenues of the Delmi Group and for 26 million euro to higher revenues of the "old scope" of the AEM Group, because of the upward trend in tariffs which reflect the rise in raw material prices;
- for 79 million euro (31 million euro in the previous year), to revenues from the sale of fuel. The total increase of 48 million euro is due to the following factors: on the one hand, the increase deriving from consolidation of the Delmi Group, 67 million euro, on the other, lower fuel sales to industrial partners of Edipower S.p.A., belonging to the "old scope" of the AEM Group, which fell by 19 million euro;
- for 18 million euro (4 million euro at December 31, 2005) to revenues from the sale of water to civil customers relating to the consolidated portion of the Delmi Group;
- for 1 million euro to charges arising from the hedging contracts stipulated on the electricity sale contracts of AEM Trading S.r.l.;
- for 3 million euro to charges arising from the hedging contracts stipulated on the electricity sale contracts of AEM Trading S.r.l..

## 1.2 Revenues from services

| Revenues from services millions of euro | 12.31.2006 | 12.31.2005 |
|---|---|---|
| Services on behalf of customers and third parties | 142 | 76 |
| Services rendered to the parent entity | 26 | 25 |
| Services to associates | 1 | 1 |
| Total revenues from services | 169 | 102 |
| *of which:* | | |
| *- "old scope" of the AEM Group* | *73* | *93* |
| *- Delmi Group* | *24* | *9* |
| - Ecodeco Group | 72 | - |

Revenues for services rendered on behalf of third parties, amounting to 169 million euro (102 million euro at December 31, 2005), regarding;

- for 142 million euro (76 million euro at December 31, 2005), revenues for services on behalf of customers and third parties which concern:
  - for 7 million euro (19 million euro at December 31, 2005), repayments by ASM Brescia S.p.A. of charges relating to thermoelectric output at the Cassano power station, including a portion of the operating costs and capital expenditure;
  - for 24 million euro (43 million euro at December 31, 2005), revenues relating to services involved in the management of heat and to facility management services provided by AEM Calore & Servizi S.p.A.. The decrease refers substantially to the transfer of the contracts belonging to the National Area that were included in the sale of the business on April 1, 2005;
  - for 3 million euro (3 million euro at December 31, 2005) revenues from services in favour of the general public connected to the networks owned by Group companies;
  - for 12 million euro (2 million euro at December 31, 2005) revenues from miscellaneous services;
  - for 24 million euro (9 million euro at December 31, 2005), revenues arising from the consolidation of the Delmi Group;
  - for 72 million euro, revenues arising from consolidation of the Ecodeco Group mainly relating to waste treatment and disposal services;
- for 26 million euro (25 million euro at December 31, 2005), revenues for services to the Municipality of Milan which refer essentially to the installation and management of public illumination, video surveillance networks and urban traffic light systems, substantially unchanged compared with the previous year;

- for 1 million di euro, revenues from services to associates (unchanged versus December 31, 2005).

## 1.3 Revenues from long-term contracts

| millions of euro | 12.31.2006 | 12.31.2005 |
|---|---|---|
| **Revenues from long-term contracts** | 23 | (8) |
| *of which:* | | |
| *– "old scope" of the AEM Group* | – | - |
| *– Delmi Group* | – | (8) |
| *– Ecodeco Group* | 23 | - |

Revenues from long-term contracts show a positive balance of 23 million euro (negative for 8 million euro at December 31, 2005); they relate to line-by-line consolidation of the Ecodeco Group and refer to contract work in progress on the construction of plants in Great Britain and Spain. At December 31, 2005 this caption referred to consolidation of the Delmi Group and showed a negative balance amounting to 8 million euro.

## 1.4 Other operating income

| Other operating income<br>millions of euro | 12.31.2006 | 12.31.2005 |
|---|---|---|
| Connection contributions | 17 | 15 |
| Rents paid by associates | 1 | 1 |
| Excess risk provisions | 16 | 12 |
| Other revenues | 134 | 132 |
| Hedging income on operating derivatives | 185 | 60 |
| Hedging charges on operating derivatives | (28) | (26) |
| **Total other revenues and income** | **325** | **194** |
| *of which:* | | |
| *– "old scope" of the AEM Group* | 99 | 123 |
| *– Delmi Group* | 221 | 71 |
| *– Ecodeco Group* | 5 | - |

Other operating income amount to 325 million euro (194 million euro at September 31, 2005) and is made up of:

- for 17 million euro (15 million euro at December 31, 2005), from connection contributions;

- for 1 million euro, unchanged compared with December 31, 2005, from rents to associates;
- for 16 million euro (12 million euro at December 31, 2005), from overprovision of certain reserves for specific risks of which 10 million euro relate to consolidation of the Delmi Group and 1 million euro to consolidation of the Ecodeco Group;
- for 134 million euro (132 million euro at December 31, 2005), from miscellaneous income, of which 43 million euro relating to the consolidation of the Delmi Group and 5 million euro to consolidation of the Ecodeco Group. This caption refers essentially to the valuation of the surplus green certificates and emission rights, to out-of-period income for overprovisions in prior years and to reimbursements for damages and penalties recognised by users, by insurance companies and individuals, as well as to sales of appliances and materials, as well as 8 million euro of other revenues of a non-recurring nature earned by Edipower S.p.A., consolidated on a proportional basis. At December 31, 2005 this caption included 19 million euro of non-recurring income, being the rebate of the tax on hydroelectric yield for 2001 following publication of resolution 73/05 by the Authority for Electricity and Gas;
- for 185 million euro (60 million euro at December 31, 2005) from hedging income on operating derivatives, of which 169 million euro relate to consolidation of the Delmi Group. This item relates to commodity differential contracts of the Delmi Group and to premiums collected on differential contracts for sales of electricity stipulated by AEM Trading S.r.l. with Acquirente Unico S.p.A., including the positive assessment of their fair value at December 31, 2006;
- 28 million euro (26 million euro at September 31, 2005) of charges on operating derivatives relating to differential contracts on commodities of the Delmi Group (1 million euro) and charges on differential contracts for the sale of electricity awarded by AEM Trading S.r.l. to the Sole Buyer (27 million euro).

## 2) Other operating income

### 2.1 Other operating income

Other operating income amounts to 138 million euro (48 million euro at December 31, 2005) and refers only to the consolidation of the other operating income of the Delmi Group, mainly concerning the recovery of costs for services provided to joint titleholders of hydrocarbons exploration projects and other revenues of an operating nature.

At December 31, 2005, this item included other non-recurring operating income of 7 million euro which referred to the gain realised by the subsidiary AEM Calore & Servizi S.p.A. on the sale of the "National Area" business to Cofathec Servizi S.p.A., on April 1, 2005.

## 3) Operating costs

Operating costs at December 31, 2006 amount to 5,313 million euro (2,150 million euro at December 31, 2005). The main items in this caption are commented on below.

### 3.1 Raw materials and consumables used

| Raw materials and consumables used<br>millions of euro | 12.31.2006 | 12.31.2005 |
|---|---|---|
| Purchases of power and fuel | 3,888 | 1,594 |
| Change in inventories of fuels | (15) | (6) |
| Demineralised industrial water | 17 | 3 |
| Purchases of other fuel | 4 | 1 |
| Purchases of materials | 114 | 37 |
| Change in inventories of materials | (3) | 3 |
| Hedging income on operating derivatives | (13) | (24) |
| Hedging charges on operating derivatives | 12 | 13 |
| **Total raw materials and consumables used** | **4,004** | **1,621** |
| *of which* | | |
| *- "old scope" of the AEM Group* | *1,214* | *1,012* |
| *- Delmi Group* | *2,786* | *609* |
| *- Ecodeco Group* | *4* | - |

Purchases of raw materials and goods amount to 4,004 million euro (1,621 million euro at December 31, 2005) of which 2,786 million euro relating to consolidation of the Delmi Group and 4 million euro to consolidation of the Ecodeco Group. In particular:

- costs for the purchase of power and fuel total 3,888 million euro (1,594 million euro at December 31, 2005) and refer to purchases of power from institutional operators, from other power companies, in Italy and abroad, and on Italian Power Exchange, as well as to purchases of fuel for resale and for hydroelectric production. the increase on December 31, 2005 is due for 203 million euro to higher costs of the "old scope" of the AEM Group and for 2,091 million euro to higher costs arising from the consolidation of the Delmi Group. These rises are due to the increase in production costs of power, and in unit purchase costs, associated with the changes in the price of raw materials on international markets;

- the change in inventories shows a positive balance of 15 million euro (versus a negative balance of 6 million euro at December 31, 2005), mainly due to higher stocks of natural gas held by Plurigas S.p.A., which are reflected in the financial statements on a proportional basis (40%), partly offset by the stocks of fuel held by the Delmi Group for 10 million euro;
- the cost of demineralised industrial water is 17 million euro (3 million euro at December 31, 2005) for the consolidation portion of the Delmi Group;
- the cost of other fuel is 4 million euro (1 million euro at December 31, 2005);
- purchased materials cost 114 million euro (37 million euro at December 31, 2005), net of capitalised expenses relating to investments, including 94 million euro on consolidation of the Delmi Group and 5 million euro on consolidation of the Ecodeco Group;
- the change in inventories of materials shows a negative balance of 3 million euro (a positive balance of 3 million euro at December 31, 2005), mainly due to the negative change in inventories of the Delmi Group (1 million euro) and of the Ecodeco Group (1 million euro);
- hedging income on operating derivatives is negative for 13 million euro (–24 million euro at December 31, 2005) and relate to hedges of fuel purchases by AEM Trading S.r.l., AEM Energia S.p.A. and Plurigas S.p.A.;
- hedging charges on operating derivatives amount to 12 million euro (13 million euro at December 31, 2005) and refer to derivatives on purchases of fuel by AEM Trading S.r.l. and AEM Energia S.p.A., as well as the valuation at fair value (fair value hedge) of the derivatives hedging fluctuations in commodity prices by Plurigas S.p.A..

## 3.2 Services

| Services millions of euro | 12.31.2006 | 12.31.2005 |
|---|---|---|
| Electricity delivering and transmission charges | 572 | 147 |
| Subcontracted work | 167 | 118 |
| Services | 188 | 68 |
| Services from associates | 14 | 14 |
| **Total services used** | **941** | **347** |
| *of which* | | |
| *- "old scope" of the AEM Group* | *218* | *214* |
| *- Delmi Group* | *663* | *133* |
| *- Ecodeco Group* | *60* | *-* |

Services used amount to 941 million euro (347 million euro at December 31, 2005) of which 663 million euro relating to the Delmi Group and 60 million euro to the Ecodeco Group and concern:

- charges for the use of electric and gas infrastructure and energy dispatching and regulation charges incurred by AEM Energia S.p.A., AEM Elettricità S.p.A., Plurigas S.p.A. and Edipower S.p.A. and including the consolidation of the Delmi Group, for a total of 572 million euro (147 million euro at December 31, 2005);
- costs for subcontracted work, net of capitalised charges, for 167 million euro (118 million euro at December 31, 2005), including those resulting from consolidation of the Delmi Group (115 million euro), mainly relating to activities carried out for customers and third parties, and maintenance and repair of company assets,
- other costs, 188 million euro (68 million euro at December 31, 2005), of which 59 million euro relate to costs incurred by Delmi Group and 60 million euro to the consolidated costs of the Ecodeco Group;
- services from associates for 14 million euro, net of capitalisations, the same as at December 31, 2005.

## 3.3 Changes in inventories of finished goods and work in progress

| millions of euro | 12.31.2006 | 12.31.2005 |
|---|---|---|
| Changes in inventories of finished goods and work in progress | (36) | 64 |
| *of which:* | | |
| *– "old scope" of the AEM Group* | *1* | 2 |
| *– Delmi Group* | *(37)* | 62 |
| *– Ecodeco Group* | *–* | – |

Changes in inventories of finished products and contract work in progress at December 31, 2006 show a negative balance of 36 million euro (positive for 64 million euro at December 31, 2005) relating essentially to the change in inventories of finished products and work in progress of the Delmi Group.

## 3.4 Other operating costs

| Other operating costs<br>millions of euro | 12.31.2006 | 12.31.2005 |
|---|---|---|
| Use of third-party assets | 40 | 18 |
| Use of assets of the parent entity | 2 | 2 |
| Water taxes, duties and fees | 124 | 51 |
| Other expenses | 107 | 36 |
| Hedging income on operating derivatives | (2) | (1) |
| Hedging charges on operating derivatives | 133 | 12 |
| **Total other operating costs** | **404** | **118** |
| *of which:* | | |
| *– "old scope" of the AEM Group* | *107* | 83 |
| *– Delmi Group* | *291* | 35 |
| *– Ecodeco Group* | *6* | – |

At December 31, 2006, other operating costs total 404 million euro (118 million euro at December 31, 2005) and are made up of:

- use of third-party assets for 40 million euro (18 million euro at December 31, 2005) and mainly refer to concessionary fees for the management of gas and district heating services in the area of certain municipalities close to Milan, vehicle lease instalments, rental expenses and software licence fees, as well as to the consolidation of the costs of the Delmi Group, 30 million euro and to the consolidation of the Ecodeco Group, 3 million euro;

- use of third-party assets of 2 million euro (unchanged with respect to December 31, 2005), including the concessionary fees for the management of gas and district heating services in the area of the Municipality of Milan;
- taxes and water fees of 124 million euro (51 million euro at December 31, 2005), of which 56 million euro relating to the Delmi Group and 2 million euro to the Ecodeco Group; they refer essentially to water fees and option rights to buy electricity on the French market, as well as ICI payable by the Group;
- other operating expenses amount to 107 million euro (36 million euro at December 31, 2005), of which 73 million euro from consolidation of the Delmi Group and 1 million euro from consolidation of the Ecodeco Group, and refer to the purchase of green certificates, trade association membership fees and out-of-period expenses and underprovisions;
- gains on hedges of operating derivatives of 2 million euro (–1 million euro at December 31, 2005) relate to the hedging contract for the transport capacity fee agreed by AEM Trading S.r.l., with Terna S.p.A. formerly GRTN S.p.A.;
- hedging charges on operating derivatives amount to 133 million euro (12 million euro at December 31, 2005) and relate to the hedging contract for the transport capacity fee agreed by AEM Trading S.r.l. with Terna S.p.A. (ex GRTN S.p.A.), and to the consolidated charges of the Delmi Group for 132 million euro.

## 4) Labour costs

At December 31, 2006, labour cost, net of capitalised costs, amounts to 277 million euro (187 million euro at December 31, 2005), of which 104 million euro refer to the Delmi Group and 10 million euro to the Ecodeco Group, as detailed below:

| Labour costs millions of euro | 12.31.2006 | 12.31.2005 |
|---|---|---|
| Wages and salaries | 174 | 112 |
| Social security charges | 58 | 39 |
| Severance indemnities | 11 | 10 |
| Retirement benefits and similar provisions | 1 | 1 |
| Other costs | 33 | 25 |
| **Total labour costs** | **277** | **187** |
| *of which:* | | |
| *– "old scope" of the AEM Group* | *163* | *158* |
| *– Delmi Group* | *104* | *29* |
| *– Ecodeco Group* | *10* | *-* |

The increase in the old AEM scope of consolidation's labour cost, of 5 million euro, is essentially due to provisions made during the period to the Premungas pension fund, as well as the discount on electricity and gas granted to employees; the Delmi Group increased by 75 million euro, while the first-time consolidation of the Ecodeco Group amounts to 10 million euro.

The following table shows the average number of employees of AEM S.p.A. and fully consolidated companies broken down by category and type of contract; the employees of companies consolidated on a proportional basis, such as the Delmi Group and the Ecodeco Group, are therefore not included:

| | 2006 | | | | | |
|---|---|---|---|---|---|---|
| | Managers | Electricity | Gas | Metal-workers | Commerce | Total |
| Managers | 39 | – | – | – | – | 39 |
| Supervisors | – | 79 | 36 | – | 7 | 122 |
| White-collar workers | – | 1,021 | 530 | – | 143 | 1,694 |
| Blue-collar workers | – | 449 | 277 | – | 23 | 749 |
| **Total** | **39** | **1,549** | **843** | **–** | **172** | **2,604** |

| | 2005 | | | | | |
|---|---|---|---|---|---|---|
| | Managers | Electricity | Gas | Metal-workers | Commerce | Total |
| Managers | 43 | – | – | – | – | 43 |
| Supervisors | – | 85 | 40 | 3 | 8 | 136 |
| White-collar workers | – | 1,050 | 547 | 28 | 117 | 1,742 |
| Blue-collar workers | – | 504 | 300 | – | 40 | 844 |
| Total | 43 | 1,639 | 887 | 31 | 165 | 2,765 |

## 5) Gross profit from operations

As a result of the above movements, the consolidated gross profit from operations at December 31, 2006 amounts to 1,400 million euro (718 million euro at December 31, 2005).

## 6) Depreciation and amortisation, provisions and writedowns

| Depreciation and amortisation, provisions and writedowns millions of euro | 12.31.2006 | 12.31.2005 |
|---|---|---|
| Amortisation of intangible assets | 67 | 26 |
| Depreciation of property, plant and equipment, of which: | 484 | 199 |
| 1. *ordinary depreciation* | *431* | *174* |
| 2. *depreciation of transferable assets* | *53* | *25* |
| Other writedowns of non-current assets | 51 | 47 |
| Writedown of receivables included among current assets and liquid funds | 21 | 9 |
| Provisions for risks and charges | 54 | 74 |
| Total depreciation and amortisation, provisions and writedowns | 677 | 355 |
| *of which:* | | |
| – *"old scope" of the AEM Group* | *201* | *214* |
| – *Delmi Group* | *454* | *141* |
| – *Ecodeco Group* | *22* | – |

Depreciation and amortisation, provisions and writedowns amount to 677 million euro (355 million euro at December 31, 2005) of which 454 million euro relating to the consolidation of the Delmi Group and 22 million euro to consolidation of the Ecodeco Group, and are made up of:

- amortisation, 67 million euro (26 million euro at December 31, 2005) of which 60 million euro relate to consolidation of the Delmi Group, including 20 million euro of hydrocarbon exploration costs and 1 million euro for the Ecodeco Group; amortisation refers to the costs incurred for the purchase of software licences for limited and unlimited periods of time, concessions for the distribution of gas in neighbouring municipalities to Milan, conversion to natural gas of the municipal central heating plants and district heating plants owned by customers;

- depreciation of 484 million euro (199 million euro at December 31, 2005), of which 53 million euro (25 million euro at December 31, 2005) refers to depreciation di freely transferable assets. This caption includes 315 million euro for the consolidated portion of the Delmi Group, of which 34 million euro consists of depreciation of freely transferable assets and 21 million euro to consolidation of the Ecodeco Group.
  Depreciation is calculated on the basis of rates that reflect the residual useful life of the assets concerned. Freely transferable assets (hydroelectric works) are depreciated over the residual life of the concession, and current regulations;
- writedowns of property, plant and equipment, for 51 million euro (47 million euro at December 31, 2005), mainly concern writedowns of non-current assets carried out by the Delmi Group (46 million euro);
- valuation of receivables included under current assets, 21 million euro (9 million euro at December 31, 2005), of which 12 million euro relate to consolidation of the Delmi Group, in order to adjust receivables from customers to their estimated realisable value;
- provisions for risks of 54 million euro (74 million euro at September 31, 2005) made by the Parent Company AEM S.p.A. and Group companies for disputes with social security institutions and local entities, by AEM Energia S.p.A. against the risk associated with the outstanding dispute with A.E.E.G. concerning the method of calculating the update of the raw material component of the tariffs applied to sales to end-customers, by Plurigas S.p.A. and Edipower S.p.A. for risks arising from ordinary operations. the consolidated portion of provisions made by the Delmi Group amounts to 21 million euro.

## 7) Profit from operations

In consideration of the above, operating income amounts to 723 million euro (363 million euro at December 31, 2005).

## 13) Financial costs

Net financial costs amount to 186 million euro (29 million euro at December 31, 2005), of which 121 million euro from consolidation of the Delmi Group and 2 million euro from consolidation of the Ecodeco Group.
Significant items are analysed in notes 8, 9, 10, 11 and 12 below.

## 8) Gains/losses on revaluation of financial assets available for sale

| Gains/losses on revaluation of financial assets available for sale millions of euro | 12.31.2006 | 12.31.2005 |
|---|---|---|
| Income from revaluations of financial assets | 1 | – |
| *a) of investments* | *1* | – |
| Losses from revaluations of financial assets | 2 | 2 |
| *a) of investments* | *2* | *2* |
| **Total gains/losses on revaluation of financial assets available for sale** | **(1)** | **(2)** |
| *of which:* | | |
| *– "old scope" of the AEM Group* | – | – |
| *– Delmi Group* | *(1)* | *(2)* |
| *– Ecodeco Group* | – | – |

Gains/losses on revaluation of financial assets show a negative balance of 1 million euro (1 million euro at December 31, 2005), mainly due to consolidation of the Delmi Group.

## 9) Other gains/losses on derivatives

| Other gains (losses) from derivatives millions of euro | 12.31.2006 | 12.31.2005 |
|---|---|---|
| Income on financial derivatives | 84 | 17 |
| Charges on financial derivatives | 80 | 11 |
| Total other gains/losses on derivatives | 4 | 6 |
| *of which:* | | |
| *- "old scope" of the AEM Group* | *25* | *14* |
| *- Delmi Group* | *(21)* | *(8)* |
| *- Ecodeco Group* | *-* | *-* |

This caption shows a balance of 4 million euro (6 million euro at December 31, 2005) and is made up of:

- gains on derivatives, for 84 million euro (17 million euro at December 31, 2005), which refer to the positive effect of the fair value of the bond loan and of the derivatives on the revolving lines of AEM S.p.A., net of the negative effect of fair value of the derivative on the interest rate risk of the bond loan, in addition to consolidation of 58 million euro of gains on financial derivatives of the Delmi Group;
- charges on derivatives amount to 80 million euro (11 million euro at December 31, 2005) and derive for 79 million euro from consolidation of the Delmi Group, being related to charges on derivatives stipulated by Delmi S.p.A. to hedge the risk of fluctuation in the price of Edison S.p.A.'s ordinary shares and for 1 million euro from the fair value of the derivative stipulated by AEM S.p.A. to hedge the loan granted by Cassa Depositi e Prestiti.

The section "Other information" illustrates the nature and the content of derivatives.

## 10) Gains/losses on the elimination of financial assets available for sale

| Gains/losses on the elimination of financial assets available for sale millions of euro | 12.31.2006 | 12.31.2005 |
|---|---|---|
| Gains on disposal of financial assets | 7 | 50 |
| Losses on disposal of financial assets | – | - |
| **Total gains/losses on the elimination of financial assets available for sale** | **7** | **50** |
| *of which:* | | |
| *– "old scope" of the AEM Group* | – | 50 |
| *– Delmi Group* | 7 | - |
| *– Ecodeco Group* | – | - |

At December 31, 2006 non-recurring gains on disposal of financial assets amount to 7 million euro (50 million euro at December 31, 2005), mainly on consolidation of the Delmi Group.

Note that at December 31, 2005, this item relating to the gain realised on disposal of the investments in Fastweb S.p.A. and Zincar S.r.l..

## 11) Financial charges

| Financial charges millions of euro | 12.31.2006 | 12.31.2005 |
|---|---|---|
| Interest expense on current account with the parent entity | 2 | 2 |
| Other: | 246 | 111 |
| *– interest on bond loan* | *67* | *33* |
| *– banks* | *79* | *19* |
| *– miscellaneous income* | *100* | *59* |
| **Total financial charges** | **248** | **113** |
| *of which:* | | |
| *– "old scope" of the AEM Group* | *104* | *80* |
| *– Delmi Group* | *140* | *33* |
| *– Ecodeco Group* | *4* | - |

Financial charges come to a total of 248 million euro (113 million euro at December 31, 2005) and concern:

- interest of 2 million euro from the parent entity of AEM S.p.A., the same as the previous year, relating to financial charges accrued on the current account with the Municipality of Milan, which is used to settle financial transactions with AEM S.p.A.;
- financial charges of 246 million euro (111 million euro at December 31, 2005) relating to interest on bonds for 67 million euro, interest on the Group's exposure to banks and Cassa Depositi e Prestiti, on the loan granted at the time of the acquisition of the ENEL Distribution business for 79 million euro and interest expense of 100 million euro. The consolidated portion of financial charges pertaining to the Delmi Group is 140 million euro, that of the Ecodeco Group 4 million euro. The increase in financial charges, net of the change in the scope of consolidation, is due to the increase in debt following the acquisition of joint control of Transalpina di Energia S.r.l..

## 12) Income/losses from financial assets

| Income/(losses) from financial assets millions of euro | 12.31.2006 | 12.31.2005 |
|---|---|---|
| 12.1) Dividend income | 5 | 3 |
| 12.2) Income from receivables/securities included in non-current assets | 1 | - |
| 12.3) Income from receivables/securities included in current assets | 36 | 24 |
| 12.4) Exchange gains and losses | 10 | 3 |
| **Total income (losses) from financial assets** | **52** | **30** |
| *of which:* | | |
| *- "old scope" of the AEM Group* | *16* | *16* |
| *- Delmi Group* | *34* | *14* |
| *- Ecodeco Group* | *2* | - |

Income from financial assets totals 52 million euro at December 31, 2006 (30 million euro at December 31, 2005) and refers to:

- income from dividends totals 5 million euro (3 million euro at December 31, 2005) and refers to dividends distributed by the affiliates of AEM S.p.A. as well as from consolidation of the Delmi Group, 1 million euro;

- income from receivables/securities included in current assets of 1 million euro (zero balance at December 31, 2005), and refer to interest on bank deposits and interest on other receivables;
- income from receivables/securities included in current assets for 36 million euro (24 million euro at December 31, 2005), of which 23 million euro relating to the consolidation of the Delmi Group and 2 million euro relating to consolidation of the Ecodeco Group; this income is essentially interest on bank deposits and interest on other receivables;
- exchange gains/losses which show a positive balance of 10 million euro (positive for 3 million euro at December 31, 2005), are due to consolidation of the Delmi Group (10 million euro).

## 14) Gains and losses on valuation of investments at equity

| millions of euro | 12.31.2006 | 12.31.2005 |
|---|---|---|
| **Gains and losses on valuation of investments at equity** | 1 | 1 |
| *of which:* | | |
| – *"old scope" of the AEM Group* | – | 3 |
| – *Delmi Group* | 1 | (2) |
| – *Ecodeco Group* | – | - |

At December 31, 2006 this caption is positive for 1 million euro and relates to the valuation at equity of the investments in certain affiliates of the Delmi Group.

## 15) Gains (losses) on disposal of property, plant and equipment

| millions of euro | 12.31.2006 | 12.31.2005 |
|---|---|---|
| **Gains (losses) on disposal of property, plant and equipment** | (6) | (4) |
| *of which:* | | |
| – *"old scope" of the AEM Group* | (5) | (5) |
| – *Delmi Group* | (1) | 1 |
| – *Ecodeco Group* | – | - |

At December 31, 2006 this caption shows a negative balance of 6 million euro (negative for 4 million euro at December 31, 2005) and refer to losses from disposals of assets, mainly relating to AEM S.p.A., AEM Elettricità S.p.A. and AEM Gas S.p.A., and to the consolidation of the Delmi Group, negative for 1 million euro.

## 16) Other non-operating income

| millions of euro | 12.31.2006 | 12.31.2005 |
|---|---|---|
| **Other non-operating profits** | **58** | **10** |
| *of which:* | | |
| *- "old scope" of the AEM Group* | *-* | *-* |
| *- Delmi Group* | *58* | *10* |
| *- Ecodeco Group* | *-* | *-* |

This caption at December 31, 2006 amounts to 58 million euro (10 million euro at December 31, 2005) deriving exclusively from consolidation of the Delmi Group and refers to the cancellation of guarantees given on the sale of investments and on settlement of certain disputes for which the risk provision made turned out to be higher than the amount of the settlement, as well as to out-of-period income mainly for rebates from the French tax authorities relating to previous years.

Note that this item refers to income not directly relating to the Group's industrial or financial operations.

## 17) Other non-operating costs

| millions of euro | 12.31.2006 | 12.31.2005 |
|---|---|---|
| **Other non-operating costs** | **(41)** | **(36)** |
| *of which:* | | |
| *- "old scope" of the AEM Group* | *-* | *-* |
| *- Delmi Group* | *(39)* | *(36)* |
| *- Ecodeco Group* | *(2)* | *-* |

This caption shows a negative balance of 41 million euro at December 31, 2006 (36 million euro at December 31, 2005) relating to the consolidation of the Delmi Group, for 39 million euro, and to the consolidation of the Ecodeco Group, for 2 million euro.

The consolidated costs of the Delmi Group mainly relate to the additional amount provided to cover the charge deriving from the fine imposed by the European Commission on the former Montedison in connection with the allegation of anti-competitive behaviour on the part of the subsidiary Ausimont S.p.A. during the period 1995-2000. The costs of the Ecodeco Group relate to provisions for "post mortem" costs relating to a dump that is no longer in production.
Note that this item refers to charges not directly relating to the Group's industrial or financial operations.

## 18) Income tax expense

| Income tax expense millions of euro | 12.31.2006 | 12.31.2005 |
|---|---|---|
| Current taxes | 305 | 115 |
| Income from the consolidated tax filing system | (1) | - |
| Deferred tax assets | 19 | (69) |
| Deferred tax liabilities | (181) | 18 |
| **Total income tax expense** | **142** | **64** |
| *of which:* | | |
| *- "old scope" of the AEM Group* | *102* | *88* |
| *- Delmi Group* | *33* | *(24)* |
| *- Ecodeco Group* | *7* | *-* |

Taxes for the year are calculated as follows, based on current accounting principles and consolidation policies:

- current taxes for the period, namely IRES and IRAP for 305 million euro, of which 192 million euro for consolidation of the Delmi Group and 6 million euro for consolidation of the Ecodeco Group. As regards the Delmi Group, note that income taxes for the year include the flat-rate substitute tax due for realignment of the statutory and fiscal values, as well as for the reversal of "goodwill" on realisation of the tax benefits not included in the balance sheet on first-time consolidation, as required by IFRS 3;
- income from the consolidated tax filing system is negative for 1 million euro, essentially on consolidation of the Delmi Group;
- deferred tax assets, 19 million euro (negative balance of 69 million euro at December 31, 2005). These taxes have been calculated on temporary differences between the net profit shown in the financial statements and the taxable income of each Group company;

- gains/losses on revaluation of financial assets show a negative balance of 181 million euro (positive balance of 18 million euro at December 31, 2005). These taxes are made up largely of deferred tax liabilities provided for at individual Group company level for provisions made off the books in accordance with the recommendations of art. 109 of Decree 917/86. They have been affected by the decision made by Edison S.p.A. to take advantage of the possibility given by the Budget Law 2006 (Law 266 of December 23, 2005) to realign the statutory and fiscal values of certain depreciable assets by paying a flat-rate tax of 12% that substitutes IRES and IRAP.

## 19) Net result from non-current assets sold or held for sale

| Net result from non-current assets sold or held for sale<br>millions of euro | 12.31.2006 | 12.31.2005 |
|---|---|---|
| **Net result from non-current assets sold or held for sale** | **55** | **11** |
| *of which:* | | |
| - *"old scope" of the AEM Group* | *47* | *11* |
| - *Delmi Group* | *8* | - |
| - *Ecodeco Group* | - | - |

The net result of non-current assets sold or held for sale amounts to 55 million euro and refers to the net result on disposal of the interests in Serenissima Gas S.p.A., Serenissima Energia S.r.l., AEM Trasmissione S.p.A., Metroweb S.p.A. held by the parent company, and Edison Rete S.p.A., held by the Delmi Group, as well as from the writedown of Mestni Plinovodi d.o.o., 41.11% held by AEM S.p.A., which was measured at fair value, net of selling costs, and from charges deriving from the future sale of the investment in Serene S.p.A. held by the Delmi Group.
At December 31, 2005 the net result of non-current assets due held for sale amounted to 11 million euro.

See the section entitled "Other information" for further details.

## 20) Net profit for the year pertaining to the Group

The Group net profit, net of tax and minority interests of –160 million euro (–10 million euro at December 31, 2005), of which 151 million euro relate to the consolidation of the Delmi Group and 9 million euro to the consolidation of the Ecodeco Group, amounts to 302 million euro (242 million euro at December 31, 2005).

| millions of euro | 12.31.2006 | 12.31.2005 |
|---|---|---|
| (a) Net profit attributable to the ordinary shareholders (1) | 300 | 242 |
| Net profit/loss attributable to the ordinary shareholders from assets held for sale (discontinued operations) or sold | 55 | 11 |
| (b) Net profit attributable to the ordinary shareholders from operating activities | 245 | 231 |
| (c) Net profit attributable to the ordinary shareholders for the calculation of diluted EPS (1) | 293 | 242 |
| (d) Net profit attributable to the ordinary shareholders from operating activities for the calculation of diluted EPS | 238 | 231 |
| Weighted average number of shares in circulation | | |
| for the calculation of earnings (loss) per share | | |
| - basic (f) | 1,784,421,446 | 1,782,800,163 |
| - diluted (g) | 1,784,421,446 | 1,782,800,163 |
| Earnings per share (in euro) | | |
| - basic (a/f) | 0.1684 | 0.1357 |
| - basic (b/f) from operating activities | 0.1375 | 0.1294 |
| - diluted (c/g) | 0.1642 | 0.1357 |
| - diluted (d/g) from operating activities | 0.1332 | 0.1294 |

(1) Net of 3% of the par value, for the higher dividend paid to the savings shareholders of Edison S.p.A. compared with the ordinary shareholders.

## 21) Notes on related party transactions

The definition of "related parties" is indicated in the international accounting standard on the disclosures to be made in financial statements on related party transactions (IAS 24), adopted in accordance with the procedure mentioned in article 6 of the EC Regulation no. 1606/2002 and therefore, in the case of AEM S.p.A., they are:

### Relations with the parent entity and its subsidiaries

The parent entity of AEM S.p.A. is the Municipality of Milan. At December 31, 2006 the Municipality of Milan holds a relative majority of the share capital of AEM S.p.A. with 42.228% (760,126,204 shares), of which 42.225% directly (760,078,804 shares) and 0.003% (47,400 shares) indirectly through Metropolitana Milanese S.p.A..
AEM S.p.A. bought 1,318,000 treasury shares at December 31, 2006 in addition to the 14,841,850 treasury shares already held at December 31, 2005.
So at December 31, 2006 AEM S.p.A. held 16,159,850 treasury shares, equal to 0.898% of the share capital which consists of 1,800,047,400 shares; the remaining 56.874% constitutes the market float.
Dealings between companies of the AEM Group and the Municipality of Milan are of a commercial nature, involving the supply of electricity, gas, heat and management of the public illumination and traffic light systems.
Similarly, AEM Group companies have dealings of a commercial nature with the companies controlled by the Municipality of Milan, namely SEA S.p.A., MM S.p.A., SOGEMI S.p.A., ATM S.p.A. and AMSA S.p.A., providing them with electricity, gas and heat at market rates in line with the supply conditions, as well as various services required by them.

Dealings between the Municipality of Milan, AEM Elettricità S.p.A. and AEM Gas S.p.A. regarding the distribution of electricity, gas and heat and the provision of public illumination and traffic light services are regulated by specific agreements.
There are also dealings of a financial nature between AEM S.p.A. and the Municipality which are regulated by means of an interest-bearing current account, through which reciprocal payments are made; this current account is subject to normal market rates.
As regards relations between AEM S.p.A. and the other companies controlled by the Municipality of Milan, it should be borne in mind that AEM holds: 49.0% of

Malpensa Energia S.r.l., which is controlled by SEA S.p.A., as well as 27% of Zincar S.r.l., which is controlled directly by the Municipality of Milan.

## Dealings with subsidiary and associated companies

Within the Group, AEM S.p.A. acts as a centralised treasury for all of the subsidiaries.

Intercompany transactions are regulated through current accounts between the parent company and the subsidiaries; these transactions are governed by market rates.

In 2006, AEM S.p.A. and its subsidiaries again adopted the Group VAT procedure, with the exception of Valdisotto Energia S.r.l..

For corporate income tax (IRES) purposes, AEM S.p.A. now files for tax on a consolidated basis, as per articles 117-129 of Decree 917/86, together with its Italian subsidiaries AEM Elettricità S.p.A., AEM Gas S.p.A., AEM Calore & Servizi S.p.A., AEM Energia S.p.A., AEM Trading S.r.l., AEM Service S.r.l. and Delmi S.p.A.. To this end, a contract has been stipulated with each subsidiary to regulate the tax benefits and burdens transferred, with specific reference to current items.

The parent company AEM S.p.A. provides the subsidiaries, including Delmi S.p.A. and Valdisotto Energia S.r.l., and associates with administrative, tax, legal, managerial and technical services, so as to optimise the resources available within the company and to make the best use of existing know-how in the most economical way possible. These services are governed by specific service contracts that are stipulated annually. In addition, the parent company AEM S.p.A. makes office space, operating areas and related services available at market conditions to Plurigas S.p.A. (a subsidiary) and e-Utile S.p.A. (an associated company).

AEM S.p.A. provides a power generation service to AEM Trading S.r.l. in exchange for a monthly fee that depends on the effective availability of the thermoelectric and hydroelectric plants.

AEM S.p.A. purchases an insignificant quantity of rights needed for hydroelectric production from the associate Società Servizi Valdisotto S.p.A. under a contractual agreement.

The associated company e-Utile S.p.A. provides AEM S.p.A. with IT services.

With reference to the proportional consolidation of the Transalpina di Energia Group, which is jointly controlled through Delmi S.p.A., note that parent company, AEM S.p.A., does not have direct dealings with any companies of the Transalpina di Energia Group.

Intercompany transactions and balances are summarised in the following tables, in accordance with CONSOB resolution 15519 of July 27, 2006:

| Balance sheet in millions of euro | Total 2006 | Of which with related parties | | | | |
|---|---|---|---|---|---|---|
| | | Subsidiary companies | Associated companies | Parent company (¹) | Total related parties | % of caption |
| ASSETS: | 2,533 | 116 | 86 | 42 | 244 | 9.6% |
| a) Non-current assets | 568 | - | 63 | - | 63 | 11.1% |
| a4) Investments | 61 | - | 61 | - | 61 | 100.0% |
| a5) Other non-current financial assets | 507 | - | 2 | - | 2 | 0.4% |
| b) Current assets | 1,849 | - | 23 | 42 | 65 | 3.5% |
| b5) Trade receivables | 1,849 | - | 23 | 42 | 65 | 3.5% |
| c) Non-current assets held for sale | 116 | 116 | - | - | 116 | 100.0% |
| LIABILITIES: | 4,049 | 69 | 5 | 30 | 104 | 2.6% |
| e2) Current liabilities | 3,980 | - | 5 | 30 | 35 | 0.9% |
| e2-1) Trade payables | 1,841 | - | 5 | 5 | 10 | 0.5% |
| e2-3) Short-term loans | 2,139 | - | - | 25 | 25 | 1.2% |
| f) Liabilities directly associated with non-current assets held for sale | 69 | 69 | - | - | 69 | 100.0% |

(1) Dealings with the Municipality of Milan.

| Income statement thousands of euro | Total 2006 | Of which with related parties | | | | |
|---|---|---|---|---|---|---|
| | | Subsidiary companies | Associated companies | Parent company (¹) | Total related parties | % of caption |
| **1) Revenues** | **494** | **-** | **1** | **26** | **27** | **5.5%** |
| 1.2) Revenues for services | 169 | - | - | 26 | 26 | 15.4% |
| 1.4) Other operating income | 325 | - | 1 | - | 1 | 0.3% |
| **3) Operating costs** | **1,345** | **-** | **14** | **2** | **16** | **1.2%** |
| 3.2) Services | 941 | - | 14 | - | 14 | 1.5% |
| 3.6) Other operating costs | 404 | - | - | 2 | 2 | 0.5% |
| **12) Financial charges** | **248** | **0.5** | **-** | **1.5** | **2** | **0.8%** |
| **14) Portion of gains and losses on valuation of investments at equity** | **1** | **-** | **1** | **-** | **1** | **100.0%** |

(1) Dealings with the Municipality of Milan

## 22) Consob Communication no. DEM/6064293 of July 28, 2006

**Significant non-recurring events and transactions**

In addition to the comments contained in "Information on non-current assets held for sale and discontinued operations", we would also point out the following matters that took place during 2006:

- the Delmi Group adopted a new method of depreciation for CIP 6/92 plants based on the economic benefits; this increased the depreciation charge by 40 million euro;
- some tax credits were sold by Edison S.p.A. and Finel S.p.A., in December 2006; their nominal value was 83 million euro;
- the Delmi Group took advantage of the possibility given by the 2006 Budget Law (para. 469 of Law 266 of December 23, 2005) to realign the statutory and fiscal values of certain depreciable assets by paying a flat-rate tax of 12% that substitutes IRES and IRAP; overall, this had an positive effect of 101 million euro;
- other revenues of non-recurring nature proportionally consolidated for 8 million euro by Empower S.p.A..

The following non-recurring transactions took place in 2005:

- reimbursement of the hydroelectric yield for 2001, 19 million euro, following publication of resolution 73/05 by the Authority for Electricity and Gas;
- sale of the investment in Fastweb S.p.A., 50 million euro;
- a capital gains of 7 million euro following the sale of the national division by AEM Calore & Servizi S.p.A..

## Guarantee deposits received

The guarantees deposited by subcontractors and guarantees issued by credit institutions to ensure proper execution of work amount to 265 million euro (181 million euro in the previous year).

## Guarantees and commitments with third parties

These amount to 289 million euro (231 million euro at December 31, 2005) and refer to guarantee deposits lodged as security for commitments to third parties and to sureties given, of which 170 million euro given by AEM S.p.A. and lodged as security with Edipower S.p.A. as specified in the comment below.
As regards the investment in Edipower S.p.A., note that as part of the refinancing of Edipower, the AEM Group took a commitment to the associate to pay certain amounts by way of capital and/or a subordinated loan to guarantee the positive outcome of the repowering plan, both as regards any increases in investment costs and in the timing of the plan's completion, and as regards the power, efficiency and performance of the plants after the repowering plan (coverage of cost overruns, defects liability and underperformances).
Moreover, in connection with the tolling contract and the "power purchasing agreement", the AEM Group is responsible for the commercial obligations taken on by Edison Trading versus Edipower, but only for situations of serious non-performance or insolvency on the part of Edison Trading (150 million euro) and AEM Trading S.r.l. (120 million euro).

As regards the personal guarantees given, note in particular the commitment by AEM S.p.A. (10 million euro) and by the Edison Group (12.5 million euro) to pay in capital and/or grant a subordinated loan to meet the financing requirements of Edipower in connection with the repowering plan (Repowering Equity Contribution Agreement).
Note that the Edipower shares owned by AEM S.p.A. and Edison S.p.A. have been given in pledge to a pool of banks for the loans granted by them.

On January 29, 2007 Edipower S.p.A. stipulated a new line of credit for 2,000 million euro with a pool of Italian and international banks to refinance the line stipulated in 2003, originally for 2,300 million euro, and renegotiated in 2005.
This new loan, which lasts for 5 years, is backed exclusively by a pledge on the company's shares granted by the shareholders of Edipower S.p.A..
All of the other guarantees given by the industrial partners to ensure Edipower S.p.A. the financial resources needed to complete the repowering plan have been released.

The commitment taken in favour of Simest S.p.A., a minority shareholder of Mestni Plinovodi d.o.o., for the purchase of 50% of the interest currently held by Simest S.p.A. (17.543%) on June 30, 2009. The purchase price has been irrevocably agreed between the parties, as the higher between the cost incurred by Simest S.p.A. for the acquisition of the investment (1.5 million euro) and the company's net equity at June 30, 2009.

On February 23, 2007, the transfer of AEM's 41.109% stake in Mestni Plinovodi d.o.o. to ACSM S.p.A. was formalised.

The commitment toward Simest will also cease as a result when ACSM S.p.A. takes over.

# Guarantees and commitments with third parties of the Delmi Group

## Personal guarantees given

The value of the personal guarantees shown, namely 610 million euro, represents the potential, undiscounted amount of the commitment at the balance sheet date. In particular, there are:

- 184 million euro of the guarantees given by Edison S.p.A. to clients of Tecnimont S.p.A. for supply contracts stipulated with them;
- 378 million euro of guarantees issued by Edison S.p.A. in favour of the Milan Tax Office on behalf of subsidiaries for the compensation of the VAT receivable, on behalf of subsidiaries for the intercompany transfer of tax credits;
- 9 million euro of guarantees issued by Edison S.p.A. in favour of banks for project financing, loans and credit lines granted to Group companies;
- a 22 million euro commitment to indemnify and to take over as soon as possible from the selling company, EDF International SA, in the guarantees issued on behalf of EDF Energia Italia, now absorbed by Edison Energia;
- 17 million euro of guarantees issued to third parties by EDF Energia Italia, now absorbed by Edison Energia.

## Secured guarantees given

The other real guarantees given for liabilities shown in the balance sheet for 627 million euro refer essentially to mortgages and liens on thermoelectric plants as security for the loans granted, of which 286 million euro relates to mortgages on debt waiting to be cancelled.

The Group has stipulated long-term contracts with third-party entities for the purchase of natural gas.

## Guarantees given to third parties and commitments

At December 31, 2006 guarantees amount to 107 million euro and refer to guarantees given to third parties for industrial operations and as collateral for VAT rebates.

These guarantees are principally to ensure payment of any "post mortem" costs and the environmental recovery of land where associates have landfill dumps.

Commitments at December 31, 2006 amount to 1 million euro.

## Secured guarantees in favour of third parties

At December 31, 2006 they amount to 92 million euro and refer principally to mortgages on land and buildings and to pledges on quotas of subsidiaries (S.r.l.) given in favour of certain financial institutions as collateral for the loans received from them.

## Effect of the application of IFRIC 4

An analysis of the agreements outstanding within the Group made it necessary – solely for the Ibiritermo thermoelectric power plant which is consolidated through the Delmi Group – to restate the balance sheet, income statement, statement of cash flows and the reconciliation of equity for the comparative periods published in these financial statements.
This interpretation led to the following main changes, which involved restating the comparative figures:

- *in the balance sheet at December 31, 2005:*
  - the reversal of property, plant and equipment for 27.7 million euro;
  - the simultaneous booking of non-current financial receivables for 29.9 million euro;
  - the booking of current financial payables for 1.0 million euro;
  - the provision of deferred taxes for 0.4 million euro;
  - a positive 0.8 million euro adjustment to equity pertaining to the Group and minority interests.

Note also that property, plant and equipment includes certain assets subject to contracts which transmit a right to use an element of property, plant and equipment and are therefore similar to operating leases. The assets subject to these contracts consist of certain thermoelectric power stations for which there are contractual agreements to provide energy on an exclusive basis to industrial complexes where the power stations are located (captive stations), as well as certain wind plants, with useful lives in line with the CIP 6/92 contract. In all these cases, the normalisation of revenues and margins is guaranteed either by the price formulae (captive power plants) or by the application of depreciation correlated to the economic benefits (CIP 6/92).

## Information on non-current assets held for sale and discontinued operations (IFRS 5)

The investments in Serenissima Gas S.p.A., Serenissima Energia S.r.l., AEM Trasmissione S.p.A., Metroweb S.p.A. and Edison Rete S.p.A. were sold during the year, whereas the investments in Mestni Plinovodi d.o.o and Serene S.p.A. are due to be sold, so in accordance with IFRS 5, the net result from these sales, together with the writedown of the investment in Mestni Plinovodi d.o.o. and the charges deriving from the future disposal of Serene S.p.A. are shown under "Net result from non-current assets sold or held for sale".

The carrying value of Mestni Plinovodi d.o.o., and the assets and liabilities of Serene S.p.A. have been booked to "Non-current assets held for sale" and "Liabilities directly associated with non-current assets held for sale" as required by IFRS 5.

The consolidated income statement at December 31, 2005 has also been restated for comparative purposes, with separate disclosure of the results of these companies which had been sold as of December 31, 2006.
IFRS 5, on the other hand, does not require comparison of the balance sheet figures.

The following is information on the disposal process with key balance sheet and income statement figures for the companies concerned.

**Edison Rete S.p.A.**

On November 24, 2006 Edison S.p.A. and R.T.L. S.p.A., both of the Terna Group, put into effect the agreement signed on October 16, 2006 which provided for the sale of 100% of Edison Rete S.p.A. to R.T.L. S.p.A., once approval had been received from the Antitrust Authority.
The price paid by R.T.L. S.p.A. to Edison S.p.A. for the shares amounts to 294 million euro, which corresponds to an enterprise value for Edison Rete of 311 million euro.

**Serene S.p.A.**

On December 14, 2006 Edison S.p.A. signed an agreement to sell BG Italia S.p.A. its 66.32% stake in Serene S.p.A. for 98 million euro (BG Italia already held the other 33.68%). This price includes a maximum of 13 million euro, the payment of which is subordinated to the evolution of CIP 6/92 regulation concerning the Kyoto emission rights by AAEG.
The transaction was formalised on February 14, 2007 and, once completed, will generate a positive effect on the consolidated net debt of 65 million euro, which will be reflected in the 2007 financial statements. This amount includes around 5 million euro of dividends which were collected at the same time as the closing. At the time of the sale, 7 million euro were deposited in an escrow account; payment of this amount will depend on how the CIP 6/92 regulations evolve.
Serene S.p.A. currently operates five thermoelectric power stations started up in 1997 with a total installed capacity of 400 Megawatt. These five plants operate under the CIP 6/92 agreements, which will expire in 2012; the incentives came to an end in 2005.

### Serenissima Gas S.p.A., Serenissima Energia S.r.l. and Mestni Plinovodi d.o.o.

On October 30, 2006, a deed was signed transferring AEM's controlling interest in Serenissima Gas S.p.A. to ACSM. The two parties also stipulated a contract by which AEM sold ACSM a stake representing 71.44% of Serenissima Energia S.r.l..
The transfer of 742,961 shares in Serenissima Gas S.p.A. (71.44% of the share capital) was to subscribe the entire increase in capital resolved by ACSM and reserved for AEM on August 5, 2006; as a result, AEM have been issued 9,374,125 new ordinary shares in ACSM at a price of 2.43 euro each.

This operation, which was presented to the market on March 6, 2006 when the protocol of understanding between the two companies was signed, therefore results in AEM S.p.A. taking a 20% interest in ACSM, becoming a strategic partner.
AEM did in fact sign a shareholder agreement on the same date with the Municipality of Como, ACSM's majority shareholder, which regulates certain aspects of its corporate governance.

AEM completed the sale of its 41.109% stake in Mestni Plinovodi d.o.o. to ACSM on February 23, 2007 for 500 thousand euro.

### Metroweb S.p.A.

On October 19, 2006 AEM S.p.A. sold its controlling interest in Metroweb S.p.A. to Stirling Square Capital Partners, a private equity fund, in accordance with the framework agreement signed on August 3, 2006.
In effect, Metroweb S.p.A. was bought by Burano S.p.A., an Italian company indirectly controlled by Stirling Square Capital Partners with a 76.47% stake, whereas AEM has a 23.53% interest (having invested 8 million euro).
AEM has also subscribed 24 million euro of convertible debt securities issued by Metroweb S.p.A. In the event of conversion AEM would end up with a minimum of 29.75% and a maximum of 39.57% of Metroweb S.p.A..
As already communicated, the deal was closed on the basis of an enterprise value for Metroweb S.p.A. of 232 million euro (including its net debt, which at December 31, 2005 amounted to around 200 million euro). Considering the reinvestment in shares and convertible debt securities by AEM, this deal has a positive impact on the AEM Group's net financial position of around 200 million euro.

The participants signed shareholder agreements regarding the corporate governance and their respective interests in these companies. Among other things, AEM has the right to appoint two members of the board, including the Chairman, and is able to veto certain types of extraordinary transaction. The investments will, among other things, be subject to lock-up until December 31, 2008, as well as to reciprocal co-sale rights/obligations. AEM has in any case a right of prior approval if Stirling Square Capital Partners wants to sell the interests that it holds directly or indirectly in Metroweb S.p.A.

**AEM Trasmissione S.p.A.**

On 24 November 2006 AEM S.p.A. and R.T.L. S.p.A., both companies of the Terna Group, implemented the agreement signed on October 16, 2006 which provided for the sale to R.T.L. S.p.A. of the 99.99% investment in AEM Trasmissione S.p.A., after obtaining authorisation from the Antitrust Authority.

Against an enterprise value for the investment of around 118 million euro, AEM S.p.A. received proceeds of 123 million euro based on price adjustment mechanisms foreseen in the agreement.
AEM Trasmissione S.p.A. is the asset company that owns around 1,100 Km of high tension transport lines which form part of the National Grid.
The sale of the investment in AEM Trasmissione S.p.A. is in line with the regulatory context, which envisages the gradual unification of ownership and management of the National Grid under Terna.

For the purposes of IFRS 5, the investments in Serenissima Gas S.p.A., Serenissima Energia S.r.l., Metroweb S.p.A. and Mestni Plinovodi d.o.o. held by AEM S.p.A. and the investment in Edison Rete S.p.A. held by Edison S.p.A. have been valued at the lower of book value at the time of the reclassification and their fair value, net of selling costs. This involved a valuation of 6 million euro of the investment in Mestni Plinovodi d.o.o.. The other assets and liabilities are shown at book value at the time of the reclassification.

## Figures at December 31, 2006

| Assets and liabilities of companies held for sale millions of euro | Investments in Mestni Plinovodi d.o.o. | (50% of the figures) Serene S.p.A. | Total |
|---|---|---|---|
| Non-current assets | 0.5 | 75.8 | 76.3 |
| Current assets | – | 39.9 | 39.9 |
| **Total assets** | **0.5** | **115.7** | **116.2** |
| Non-current liabilities | – | 18.3 | 18.3 |
| Current liabilities | – | 50.2 | 50.2 |
| **Total liabilities** | **–** | **68.5** | **68.5** |

## Figures at December 31, 2006

| Net result of non-current assets held for sale millions of euro | Investments in Mestni Plinovodi d.o.o. | (50% of the figures) Serene S.p.A. | Total |
|---|---|---|---|
| Revenues from sales | – | – | – |
| **Gross profit from operations** | – | – | – |
| Amortisation, depreciation and provisions | – | – | – |
| **Profit from operations** | – | – | – |
| Financial charges, net | (6.2) | (2.6) | (8.8) |
| **Income before taxes** | – | (2.6) | (2.6) |
| Income taxes | – | – | – |
| **Net result** | **(6.2)** | **(2.6)** | **(8.8)** |

## Figures at December 31, 2005

| Net result of non-current assets held for sale millions of euro | Metroweb S.p.A. | Serenissima Gas S.p.A. | Serenissima Energia S.r.l. | AEM Trasmissione S.p.A. | (50% of the figures) Edison Rete S.p.A. | Total |
|---|---|---|---|---|---|---|
| Revenues from sales | 46.3 | 5.9 | 24.5 | 15.5 | 4.8 | 97.0 |
| **Gross profit from operations** | **28.8** | **3.7** | **2.1** | **10.2** | **2.3** | **47.1** |
| Amortisation, depreciation and provisions | (11.1) | (0.6) | – | (4.5) | (2.0) | (18.2) |
| **Profit from operations** | **17.7** | **3.1** | **2.1** | **5.7** | 0.3 | **28.9** |
| Financial charges, net | (6.8) | 0.0 | – | – | (0.2) | (7.0) |
| Gains from disposal of property, plant and equipment | (0.7) | 0.4 | – | (0.3) | – | (0.6) |
| **Income before taxes** | **10.2** | **3.5** | **2.1** | **5.4** | **0.2** | **21.4** |
| Income taxes | (5.3) | (1.3) | (0.8) | (2.1) | (0.6) | (10.1) |
| **Net result** | **4.9** | **2.2** | **1.3** | **3.3** | **(0.5)** | **11.3** |

Please note that, at December 31, 2005 the Delmi Group was not consolidated only for the period from October 1 to December 31, 2005 and the investment in Metni Plinovodi d.o.o. was consolidated at equity.

## Figures at December 31, 2006

| Net result of non-current assets sold millions of euro | Metroweb S.p.A. | Serenissima Gas S.p.A. | Serenissima Energia S.r.l. | AEM Trasmissione S.p.A. | (50% of the figures) Edison Rete S.p.A. | Total |
|---|---|---|---|---|---|---|
| Gains | – | 3.1 | 4.6 | 36.3 | 7.4 | 51.4 |
| Losses | (0.5) | – | – | – | – | (0.5) |
| Result for the period of ownership | 6.0 | 1.2 | (0.1) | 3.0 | 3.0 | 13.1 |
| **Net result of non-current assets sold** | **5.4** | **4.3** | **4.6** | **39.3** | **10.4** | **64.0** |

## Treasury shares

During 2006, AEM S.p.A. bought 1,318,000 treasury shares in addition to the 14,841,850 treasury shares already held at December 31, 2005.
So at December 31, 2006 AEM S.p.A. held 16,159,850 treasury shares, equal to 0.898% of the share capital which consists of 1,800,047,400 shares.
The shareholders' meeting on October 27, 2006 authorised the purchase and sale of treasury shares up to a maximum of 180,004,740 shares, including those

already held, and for a period of not more than 18 months from the date of the resolution.

Please note that, at December 31, 2006 the Delmi Group did not hold treasury shares.

## Risk management

Responsibility for risk management (exchange risk, commodity price risk, interest rate risk and credit risk) lies with two functions: the Energy Risk Management function, which reports to the Group CFO, handles the various risk factors that exist in the energy market (price and exchange rate risk on commodities and credit risk on the bilateral contracts of AEM Trading S.r.l.), whereas the Group Finance and Administration Department manages liquidity risk, credit risk for all other customers, interest rate risk, equity risk, if its exists, and any residual exchange rate risk, which is marginal compared with that handled by the Energy Risk Management function.

**1) Risk factors in the energy market: commodity price risk, exchange rate risk and credit risk**

The economic and financial results of the AEM Group's core business operations are exposed to a series of risks:

- price risk is related to changes in the market value of a commodity. It consists of the possible negative effects that a change in the market price of one or more commodities could have on the Company's prospective earnings;
- volume risk is linked to a reduction in the economic margin associated with a purchase and sale transaction due to a change in the quantity or quality of the underlying volumes;
- counterparty risk is the risk that AEM's customers may not honour their obligations at the due date.

In January 2004, the AEM Group developed its own "Energy Risk Policy", after formal approval by the Board of Directors of AEM S.p.A. Responsibility for the control and management of risk limits, which are decided annually by the Board of Directors, has been delegated to the Energy Risk Commission (ERC), chaired by the Managing Director of the AEM Group. It uses the services of a unit entitled Energy Risk Management, which was set up in AEM S.p.A. reporting directly to the Group CFO. The objective of the Energy Risk Management unit is control over risk profiles and the adoption of measures to keep them within the limits permitted by the Energy Risk Policy.

Within the ambit of the risk management strategy approved by the ERC, the Group CFO can impose any action that may be needed to maintain the AEM Group's risk profile within its official limits. The priority objective of energy risk

management is to protect the Group's gross margin, which is subject to risk because of market price fluctuations. The use of commodity derivatives is only permitted to limit the AEM's Group's exposure to adverse price trends on raw material markets, as laid down by the ERP.
The AEM Group takes steps to optimise its energy portfolio (purchases and sales of gas and production/purchase and sale of electricity, hedging of price risk, etc.) based on the desired risk/return profile.
The hedging of price risk by means of derivatives focused on protection against high volatility of energy prices on the power exchange (IPEX), on stabilising electricity margins on the wholesale market with particular attention being paid to energy sales at fixed prices, and on stabilising price differences (sales/purchases) deriving from various indexing mechanisms for the price of gas.
Commodity and currency hedging contracts were also taken out with the main national and international operators in the sector so as to protect the margin on fixed-price sales (at a price not index-linked to energy products and currencies) of gas and electricity and to protect 100% of the margin coming from other sales, with the objective of bringing the limits back within the amounts laid down in the ERP. Valuing these hedges of the AEM Group at fair value at December 31, 2006 was negative for 5.9 million euro, whereas the overall result realised in 2006 was negative for 4.1 million euro.

**2) Interest rate risk, equity risk, liquidity risk and residual exchange rate risk**

Exchange rate risk is the possibility of incurring losses because of an unfavourable change in exchange rates.
Interest rate risk is the possibility of incurring losses because of an unfavourable change in interest rates.
Equity risk is the possibility of incurring losses based on an unfavourable change in the price of shares.
In order to limit liquidity risk, which is the risk of having to make unexpected cash outlays without having sufficient financial resources, the company has stipulated medium term revolving committed lines of credit with banks for a total of 2,510 million euro. This amount guarantees that the company has sufficient funds to cover any financial requirements that might arise over the next few years.
Interest rate risk is linked to medium and long-term loans and has a different impact depending on whether the loan is fixed or floating rate.
In fact, if the loan is floating rate, the interest rate risk is on the cash flow; if the loan is fixed rate, the interest rate risk is on the fair value (e.g. if market rates rise above the rate paid on the bonds, the bond price will go down). Indeed, there is an inverse correlation between a loan's price and its yield to maturity.

It is up to the Group Finance and Administration Department to identify and propose suitable strategies to limit these types of risk.

At December 31, 2006, before consolidation of the Delmi Group, the structure of the AEM Group's medium and long-term debt was as follows:

- 18% consisted of floating-rate loans,
- 1% consisted of fixed-rate loans,
- 81% of the loans were hedged, even if this cover did not fully satisfy the effectiveness test required by IFRS to apply hedge accounting.

The loans that were hedged were made up as follows:

- a bond loan with a nominal value of 500 million euro with an annual fixed coupon of 4.875%;
- a loan from the Cassa Depositi e Prestiti, residual debt at December 31, 2006 of 275 million, floating rate (average of 6-month Euribor measured in November and May);
- 600 million euro of revolving lines, floating rate (6-month Euribor).

The hedging policy adopted by the Group is designed to minimise any losses connected to fluctuations in interest rates in the case of floating rate loans and to minimise the higher cost of fixed rate loans compared with floating rate ones (the so-called "negative carry").
This policy makes it possible to transform the fixed rate, Euribor and Euribor average into a floating rate within a collar with barrier, so as to limit:

- interest rate fluctuations with well defined limits, in the case of floating rate;
- the negative carry compared with the Euribor (floating), in the case of fixed rate.

This policy has been applied to the bond loan, the loan from the Cassa Depositi e Prestiti and the revolving committed lines of credit.

As regards the exchange rate risk on purchases and sales other than those of commodities, the AEM Group does not consider it necessary to take out specific hedges as the amounts involved are quite small, they are paid or collected within a short period of time and any imbalance is immediately offset by a sale or purchase of foreign currency.

## Derivatives

### *On interest rates*

With reference to the Euro 500,000 thousand bond issue maturing in October 2013, AEM S.p.A. has adopted suitable financial strategies to transform the fixed rate (net of the issue spread) into a floating rate based on 6-month Euribor, the value of which is limited to within a collar with a barrier. At

September 31, 2006, the valuation at fair value of the derivative is positive for 11 million euro.

The fair value of the bond loan, applying the "fair value option", at December 31, 2006, came to 507 million euro.

With reference to the loan granted by the Cassa Depositi e Prestiti to AEM Elettricità S.p.A., with due date June 2013, AEM S.p.A. has adopted suitable financial strategies to set the floating rate within a collar with a barrier option. At December 31, 2006, the valuation at fair value of the derivative is negative for 0.3 million euro.

With reference to the revolving committed lines of credit falling due in 2012, AEM S.p.A. has adopted suitable financial strategies to fix the floating rate within a collar. At December 31, 2006, the valuation at fair value of the derivative is positive for 15 million euro.

***Commodity derivatives***

All contracts are designed to protect the AEM Group from the risk of fluctuations in the market prices of certain raw materials.
The fair value of the cash flow hedges has been classified on the basis of the underlying derivative contracts as per IAS 39. The heading Electricity in the tables that follow includes the contracts that hedge the cost of generation and sale of electricity stipulated with banking counterparties, which have a notional expressed in MWh, differential contracts adjudicated on November 30, 2006 at an auction called by Acquirente Unico S.p.A.. This calculation excludes differential contracts with Gestore dei Servizi Elettrici (GSE) assigned on the basis of the Ministerial Decree of December 14, 2006 (CIP 6 contracts) as the type of indexing of the reference price has still not been determined for the quarters after the first one, making any economic evaluation impossible.

The contracts not considered hedges for the purposes of IAS 39 include the one-way differential contracts adjudicated at an auction called by Acquirente Unico in December 2004 and subsequently renewed; as far as the AEM Group is concerned, these are hedging contracts, even if they cannot be treated as such for hedge accounting purposes under IFRS.
The use of financial derivatives is regulated by the AEM Group's Energy Risk Policy and is designed to limit the risk of the AEM Group being exposed to fluctuations in the market prices of the raw materials that it needs, based on a cash flow management strategy involving cash flow hedges).
Their valuation at fair value, in the absence of a forward market curve, has been estimated internally, using models based on industry best practice.

## Risk management at the Delmi Group/Transalpina di Energia Group/Edison Group

The Delmi Group is made up of Delmi S.p.A., Transalpina di Energia S.r.l. and the Edison Group.

Delmi is exposed to equity risk because of the equity swaps on 16,616,858 ordinary shares of Edison S.p.A..
Delmi S.p.A. has also stipulated a flexible forward agreement with a financial counterparty which has the right, but not the obligation, to buy Edison S.p.A. ordinary shares at a price of 1.671 euro per share up to a maximum of 16,616,858 Edison S.p.A. ordinary shares with maturity November 24, 2008.
As regards the equity swap transaction on the Edison S.p.A.'s ordinary shares, please note that, these are non-hedging contracts designed to take advantage of any rise in the value of Edison S.p.A.'s shares, which are listed on the Milan Stock Exchange. In addition, Delmi S.p.A. will receive amounts from the counterparty equal to the dividends paid by Edison S.p.A. on the underlying shares.
For the equity swaps the banks will receive a remuneration that is partly variable, based on the time period of the transaction.
Note that at December 31, 2006, the valuation of the equity swap and flexible forward transactions was negative for 3.1 million euro.
As regards the equity derivatives stipulated by Delmi S.p.A. explained above, AEM S.p.A. has issued a Deed of Guarantee and Indemnity, guaranteeing the performance of Delmi S.p.A.'s bonds..

Transalpina di Energia S.r.l. is exposed to interest rate risk of which 81% has been hedged by means of interest rate swaps.
The Edison Group's activity is exposed to various types of risk, including interest rate, exchange rate, price and cash flow risk. The Group uses derivatives to minimise such risks as part of its risk management activities. The risk management model coincides with that of the subsidiary Edison S.p.A..
In line with the rules of the Code of Conduct for Listed Companies, from 2006 Edison began to implement an integrated risk control model based on the international standards of Enterprise Risk Management, with the definition of a global corporate risk model using risk mapping and risk scoring methodologies.
The risk model adopted provides for a classification according to two fundamental criteria:

- the origin of the inherent risk, on the basis of which risks are split between risks linked to the external environment, process risks and strategic and policy risks, in accordance with the guidelines of the COSO Framework;

- the main quantification methodology, on the basis of which risks are split between market risk, credit risk, operating risk and other risks, essentially strategic and reputational risks, in accordance with the Basel II guidelines.

*Market Risk*

Market risk includes all of those risks that are linked directly or indirectly to fluctuations in prices on the physical and financial markets where the company operates, in particular:

- commodity risk, associated with the price volatility of energy commodities and environmental securities;
- exchange rate risk;
- interest rate risk;
- liquidity risk, deriving from the potential lack of financial resources to meet short-term commitments.

As far as energy commodity price risk and the related exchange rate risk are concerned, with a few minor exceptions involving Edipower, Edison has set up a process that is based on a logic of segregation and separation of the risk control and management function, which is centralised in Edison S.p.A. reporting directly to the Chief Financial Officer, from operating on financial markets, which is centralised in Edison Trading S.p.A. as far as commodity markets are concerned and in the Finance Department as far as exchange rates are concerned.
In particular, the Energy Risk Policies introduced precisely to manage commodity price risk and the associated exchange rate, provide for constant control over the Group's net exposure, calculated on the entire portfolio of the Group's assets and contracts, as the sum of the transactions carried out by all members of the Group, as well as the overall level of economic risk taken on (Profit at Risk) compared with a maximum limit approved by the Board of Directors at the same time as the annual Budget.
Every month, the Risk Management Committee – chaired by top management – reviews the Group's exposure and, in the event that Profit at Risk exceeds the limit, decides on adequate hedging policies by means of derivatives.

*Commodity and exchange rate risk associated with trading in commodities*

The Group is exposed to price risk, including the related exchange risk, on all of the energy commodities that it handles, namely electricity, natural gas, coal, crude oil and refined products, as both purchases and sales are affected by fluctuations in the prices of these energy commodities (above all fuels denominated in US dollars). These fluctuations act both directly and indirectly, through formulas and indexing in the pricing structure.

As regards price risk management, the Group's policy is to minimise the need for recourse to financial markets for hedging purposes by exploiting vertical and horizontal integration of the various lines of business.
To this end, the Group above all plans all physical balancing of volumes for its sales of physical energy commodities on the markets for the various deadlines by means of its own production assets and its portfolio of outstanding contracts, both medium/long term and spot.
The Group then pursues a policy of homogenisation between the physical sources and uses, so that the formulas and indexing to which energy commodity sales are linked reflect as far as possible the formulas and indexing of the Group's costs, i.e. its purchases of energy commodities on the markets and the procurement for its own production assets.
To manage the residual risk, the Group can use structured hedges on financial markets based on a cash flow hedging strategy. Hedging transactions can be used to block the margin on an individual transaction or on a limited set of identical transactions (called "operational hedging"), or it can be used to protect a maximum level of exposure to price risk calculated centrally on the total net portfolio of the Group, of an entire legal entity of the Group or, in any case, of a set of physical and contractual assets that are relevant for the company as a whole (so-called "strategic hedging"). Operations in hedging derivatives are carried out in compliance with AEM's risk management policy and procedures with the support of a specific deal capture system. Edison only stipulates hedging derivative contracts within specific and limited stop losses.

***Exchange rate risk not associated with commodity risk***

Except as explained above in connection with commodity risk, the Group is not particularly exposed to exchange rate risk. It is prevalently concentrated in the translation of the financial statements of certain foreign subsidiaries, as the operating companies generally have a substantial convergence between the currencies in which their revenues are billed and the currencies in which their costs are billed.

***Interest rate risk***

Edison is exposed to interest rate fluctuations to the extent that they affect the market value of financial assets and financial and the level of net financial charges. Group strategy is to maintain a balance between the fixed and floating component of interest rates so as to mitigate the effects of any changes in market rates.
The exposure to interest rate risk at December 31, 2006 can be put at around 33% of the Edison Group's total exposure, mainly attributable to the reduction in average indebtedness, even though there are hedging structures in place that currently involve the application of a floating rate.

***Liquidity risk***

Liquidity risk is the risk that the financial resources available to the company will not be sufficient to meet its financial commitments as they fall due.
Edison's policy for managing liquidity risk is very prudent, in the sense that the Company adopts a suitable strategy to avoid cash outlays becoming a critical issue for the Group, especially if they are unforeseen. The minimum objective is to provide the Company with the committed lines of credit that it needs to reimburse any debt falling due over the next twelve months.
The Group's financial requirement is therefore ensured by long-term funding raised mostly through the bond market.

***Credit risk***

Credit risk represents Edison's exposure to potential risks deriving from non-compliance with the commitments taken on by the counterparty.
this risk may stem from purely technical/commercial or administrative/legal factors (disputes over the nature/quantity of the goods or services supplied, the interpretation of contractual clauses, the related invoices, etc.) or from typically financial factors, i.e. the so-called "credit standing" of the counterparty.
For Edison, exposure to credit risk is principally linked to its growing commercial activity, selling electricity and natural gas on the free market.
In order to keep this risk under control, the Edison Group has established a dedicated structure, laid down Credit Management Guidelines and implemented procedures and methods of evaluating customers (which also involves the use of suitable scoring matrices), monitoring expected flows and any steps needed to recover the debt.
Lastly, as regards the choice of counterparties for the management of temporary cash surpluses, the Group only uses those that have a particularly secure profile and a high international standing.

***Operating risk***

Operating risk represents the risk of losses or damage to the company or to third parties deriving from inadequacy or malfunctioning on the part of procedures, human resources or systems, including legal risk, or from external events.
In this sense, Edison's activities include, among other things, the construction and management of plants for the production of electricity and hydrocarbons. These plants are technologically complex and interconnected throughout the entire value chain. The risk of losses or damage can arise from the unexpected lack of availability of one or more machines that are critical to the production processes, following material damage to the machines or to specific components, which cannot be com-

pletely covered or transferred by insurance policies. Prevention and control measures to limit the frequency of such events, or to reduce their impact, envisage high security standards and frequent plans for review, contingency planning and maintenance. Where appropriate, adequate policies of risk management and ad hoc insurance cover in an industrial setting minimise the possible consequences of such damage.

One potential source of significant risk is the constant evolution in the legislative and regulatory context, which essentially affects tariffs, service quality and technical and operating procedures. In this connection, Edison continuously monitors the situation to ensure that it is aware of any changes as soon as they arise and to minimise their economic impact.

In the field of operating risk, it is worth mentioning the IT systems that support operations, particularly as regards the technical, commercial and administrative aspects. In order to limit the risk of an interruption caused by a system fault, Edison has equipped itself with a hardware and software architecture with a highly reliable configuration for those applications that support critical activities. Moreover, as part of the service provided by the outsourcer, the disaster recovery plan (tested in 2006) guarantees rapid recovery times.

## Analysis of forward transactions and derivatives

The Group's use of financial derivatives is designed to protect its physical and contractual assets from fluctuations in the prices of the risk factors to which the Group is exposed, particularly energy commodities (gas, oil and oil derivatives, coal and electricity), the euro dollar exchange rate and the interest rate, based on a strategy of cash flow hedges.
As regards their classification in the financial statements, these transactions meet the compliance requirements as per IAS 39 for the application of hedge accounting. In particular:

- Transactions considered hedges for the purposes of IAS 39: can be split into transactions to hedge future cash flows and transactions to hedge assets or liabilities (fair value hedges). For transactions involving cash flow hedges, the only ones that currently exist in the financial statements, the accrued result is included in gross profit from operations when realised, whereas the prospective value is shown in equity.
- Transactions not considered hedges for the purposes of IAS 39 can be split between:
  - Margin hedges: for all hedging transactions that meet the requirements of compliance with the internal risk policy and procedures, the accrued result and prospective value are included in gross profit from operations;

- Trading transactions: for all other transactions, the accrued result and the prospective value are booked to financial income and charges below the gross profit from operations.

The valuation of financial derivatives for electricity at fair value, in the absence of a forward market curve, has been estimated internally, using models based on industry best practice.

## Risk management at the Ecodeco Group

The Ecodeco Group operates in Italy, Great Britain and Spain in the field of waste treatment and disposal and in the production of electricity from waste incineration and biogas.

AEM S.p.A. holds 30% of the share capital and voting rights with a call option to buy the other 70%.

The group consists of 15 companies that are consolidated line-by-line and 4 that are consolidated proportionally.

The Edison Group's activity is exposed to various types of risk, including interest rate, exchange rate, price and cash flow risk, as explained in greater detail in the following paragraphs. In order to minimise these risks, the Group uses derivatives as part of its risk management activity, while generally speaking derivative or similar instruments are not used or held purely for trading purposes.

All of this is placed within the ambit of precise directives, especially of an organisational nature, which regulate the Ecodeco Group's Risk Management activity and to this end procedures have been introduced to control all transactions involving derivatives. In this area, all risk management activities are handled centrally, with some insignificant exceptions.

The main group companies that are active in financial risk management are: Ecodeco S.r.l. (Parent company), Ecolombardia 4 S.p.A. (controlled 68.5% by Ecodeco S.r.l.), Fertilvita S.r.l. (controlled 95.84% Ecodeco S.r.l.), Ecoenergia S.r.l. (indirectly controlled 100% through by Ecodeco S.r.l.), Cavaglià S.p.A. (indirectly controlled 99.8% through Ecodeco S.r.l.), A.S.R.A.B. S.p.A. (indirectly controlled 69% by Ecodeco S.r.l.), Sistema Ecodeco UK Ltd (controlled 100% by Ecodeco S.r.l.) and Bellisolina S.r.l. (indirectly controlled 50% by Ecodeco S.r.l.), CMT Ambiente S.r.l. (indirectly controlled 51% by Ecodeco S.r.l.).

Financial management of the Ecodeco Group is carried in coordination with AEM S.p.A.'s Finance and Administration Department to take advantage of the better terms and conditions that the AEM Group can obtain from banks and other financial institutions.

Hence, all decisions relating to the stipulation of medium/long term loans or financial risk hedging transactions by any member of the Ecodeco Group are taken jointly by Ecodeco and AEM management.

Ever since the Ecodeco Group was acquired, steps have been taken to rationalise its long-term debt, cancelling the more onerous loans (onerous in economic terms and in terms of guarantees), bringing the main clauses into line with AEM Group standards wherever possible.

Loans that could not be renegotiated have been kept at their original conditions.

*Interest rate risk*

The Ecodeco Group's strategy is to reduce the impact of interest rate changes on the income statement.
The interest rate hedging policy adopted by the Ecodeco Group is to minimise any risks connected to interest rate fluctuations by transforming floating rates (entirely or partly) into fixed rates.

The exposure to interest rate risk at December 31, 2006 can be put at around 14% of the Edison Group's total exposure, even though there are hedging structures in place that currently involve the application of a floating rate.

The larger medium/long-term positions, which mostly relate to project financing and leasing, have been hedged.

*Exchange rate risk*

The group is not particularly exposed to exchange rate risk, being almost entirely in the conversion of the financial statements of a foreign subsidiary, System Ecodeco UK LTD, which operates in Great Britain. The parent company Ecodeco S.r.l., which operates internationally, has a substantial convergence between its billing currencies and its purchasing currencies.

*Price risk*

The group is not exposed to significant price risks related to energy markets, but it remains exposed to the natural risks of price changes by market competitors.

*Credit risk*

This is the risk that one of the parties to a contract involving deferred settlement does not comply with their payment obligation, generating a financial loss for the other party. This risk may stem from purely technical/commercial or administrative/legal factors (disputes over the nature/quantity of the goods or services supplied, the interpre-

tation of contractual clauses, the related invoices, etc.) or from typically financial factors, i.e. the so-called "credit standing" of the counterparty.
For the Ecodeco Group, exposure to credit risk is principally linked to its commercial activity, namely waste disposal services, electricity production and plant construction. Customers consist of private companies, with which the group has long-standing relationships, and public entities such as municipalities, local authority utilities, consortiums, etc.. Private customers have also been chosen carefully and this has allowed the Ecodeco Group to keep its credit risks low.
Lastly, as regards the choice of counterparties for the management of temporary cash surpluses, the Group only uses banks that have a particularly secure profile and a high international standing.

***Liquidity risk***

The group has a prudent liquidity risk management policy If available liquid funds are insufficient, the minimum objective is to provide the group at any one time with the credit facilities needed to repay the debt falling due in the next twelve months. The Group's financial requirement is ensured by long-term funding, which is obtained exclusively through bank loans.

## Derivatives

Financial derivatives (exclusively interest rate derivatives) are used to hedge fluctuations in the floating rates applied to the loans obtained from the Ecodeco Group.

As regards their classification in the financial statements, these transactions meet the compliance requirements as per IAS 39 for the application of hedge accounting.

Details of the contracts used to hedge interest rate risk are shown below.

On the 25 million euro floating-rate loan granted in 2002 by a pool of banks to Ecodeco S.r.l., an Interest Rate Swap (IRS) contract has been stipulated to transform the floating rate into a fixed rate of 3.73%.

On the floating rate loan granted in 2002 to Ecoenergia S.r.l., originally for 21 million euro, there is an IRS contract hedging the interest rate as it is designed to transform the floating rate into a fixed rate of 3.32%.

CMT Ambiente S.r.l. has an IRS derivative contract designed to transform the floating rate into a fixed rate of 3%.

Ecolombardia 4 S.p.A. has an IRS designed to hedge the interest rate risk on a leasing contract for a nominal amount of 27 million euro. The derivative transforms the floating rate into a fixed rate of 3.675%.

The fair value of these instruments at December 31, 2006 comes to a net of less than 1 million euro: all of these transactions have the requisites for being considered cash flow hedges.

# Analysis of forward transactions and derivatives

## Instruments outstanding at December 31, 2006

### A) On interest and exchange rates

The following analyses show the outstanding amounts of derivative contracts stipulated and not expired at the balance sheet date, by maturity.

| millions of euro | Notional value maturity within 1 year | | Notional value maturity between 2 to 5 years | | Notional value maturity beyond 5 years |
|---|---|---|---|---|---|
| | to be received | to be paid | to be received | to be paid | |
| **Interest rate risk management** | | | | | |
| – cash flow hedges as per IAS 39 | – | 542 | – | 129 | 508 |
| – not considered hedges as per IAS 39 | – | 1,166 | – | 2,163 | 1,276 |
| **Total derivatives on interest rates** | [illegible] | 1,708 | – | 2,[illegible]92 | 1,784 |
| **Exchange rate risk management** | | | | | |
| – considered hedges as per IAS 39 | | | | | |
| *On commercial transactions* | 574 | 166 | – | – | – |
| *On financial transactions* | – | 6 | – | – | – |
| – not considered hedges as per IAS 39 | | | | | |
| *On commercial transactions* | 19 | 1 | – | – | – |
| *On financial transactions* | – | – | – | – | – |
| **Total exchange rate derivatives** | 593 | 173 | – | – | – |
| **Equity risk management** | | | | | |
| – considered hedges as per IAS 39 | – | – | – | – | – |
| – not considered hedges as per IAS 39 | – | – | – | 28 | – |
| **Total equity derivatives** | – | – | – | 28 | – |

### B) On commodities

The following is an analysis of the commodity derivative contracts outstanding at the balance sheet date for the purpose of managing the risk of fluctuations in the market prices of certain raw materials.

| Energy product price risk management | Unit of measurement of the notional value | Notional value with maturity within one year | Notional value with maturity within two years | Notional value with maturity beyond two years |
|---|---|---|---|---|
| **A. cash flow hedges as per IAS 39, including:** | | | | |
| - Electricity | ThW | 4 | - | - |
| - Oil | bbl | 1,670,845 | - | - |
| - Other commodities | tonnes | - | - | - |
| - Exchange rate | million dollars | - | - | - |
| **B. fair value hedges as per IAS 39** | | | | |
| **C. not considered hedges as per IAS 39, including:** | | | | |
| **C.1 margin hedges** | | | | |
| - Electricity | ThW | 2 | - | - |
| - Liquid gas, oil | bbl | - | - | - |
| - Coal | tonnes | - | - | - |
| - Other commodities | tonnes | - | - | - |
| - $CO_2$ | tonnes | - | 1 | 1 |
| **C.2 trading transactions** | | | | |
| - Electricity | ThW | - | - | - |
| - Liquid gas, oil | bbl | - | - | - |
| - Other commodities | tonnes | - | - | - |
| - Exchange rate (forward points) | million dollars | - | - | - |

# Balance sheet and income statement effects of activity in derivatives during 2006

The following is an analysis of the effects on the balance sheet and income statement of derivatives management

## Balance sheet figures

| in millions of euro | |
|---|---|
| ASSETS | |
| A) NON-CURRENT ASSETS | - |
| A6) Non-current derivatives | - |
| B) CURRENT ASSETS | 66 |
| B1) Inventories | (5) |
| B3) Current derivatives | 71 |
| TOTAL ASSETS | 66 |
| E) LIABILITIES | |
| E1) NON-CURRENT LIABILITIES | 3 |
| E1-1) Medium/long-term financial liabilities | 3 |
| - Amounts due to banks | - |
| - Derivatives | 3 |
| E2) CURRENT LIABILITIES | 42 |
| E2-3) Short-term financial liabilities | 42 |
| - Amounts due to banks | - |
| - Derivatives | 42 |
| TOTAL LIABILITIES | 45 |

## Income statement figures

| millions of euro | Realised in the period (A) | Fair value on contracts outstanding at 12.31.2005 (B) | Fair value on contracts outstanding at 12.31.2006 (C) | Change in fair value during the period (D = C - B) | Amounts booked to the income statement (A + D) |
|---|---|---|---|---|---|
| 1) REVENUES AND OTHER OPERATING INCOME | | | | | |
| Energy product price risk management and commodity exchange risk management | | | | | |
| - considered hedges as per IAS 39 | 140 | - | - | - | 140 |
| - not considered hedges as per IAS 39 | 25 | 11 | 1 | (10) | 15 |
| Total ( 1 ) | 165 | 11 | 1 | (10) | 155 |
| 3) OPERATING COSTS | | | | | |
| Energy product price risk management | | | | | |
| - considered hedges as per IAS 39 | (100) | - | - | - | (100) |
| - not considered hedges as per IAS 39 | (37) | (3) | (1) | 2 | (35) |
| Total ( 3 ) | (137) | (3) | (1) | 2 | (135) |
| TOTAL BOOKED TO GROSS PROFIT FROM OPERATIONS | 28 | 8 | - | (8) | 20 |
| 9) OTHER GAINS (LOSSES) FROM DERIVATIVES | | | | | |
| Energy product price risk management | | | | | |
| - Trading income | - | - | - | - | - |
| - Trading charges | - | - | - | - | - |
| Margin on trading in commodities | - | - | - | - | - |
| Interest rate and equity risk management, including: | | | | | |
| A. Financial income | | | | | |
| - considered hedges as per IAS 39 | 5 | - | 4 | 4 | 9 |
| - not considered hedges as per IAS 39 | 40 | (495) | (460) | 35 | 75 |
| Total financial income ( A ) | 45 | (495) | (456) | 39 | 84 |
| B. Financial charges | | | | | |
| - considered hedges as per IAS 39 | (10) | - | (4) | (4) | (14) |
| - not considered hedges as per IAS 39 | (45) | (13) | (34) | (21) | (66) |
| Total financial charges ( B ) | (55) | (13) | (38) | (25) | (80) |
| Margin on interest rate and equity management ( A + B ) | (10) | (508) | (494) | 14 | 4 |

| millions of euro | Realised in the period (A) | Fair value on contracts outstanding at 12.31.2005 (B) | Fair value on contracts outstanding at 12.31.2006 (C) | Change in fair value during the period (D = C – B) | Amounts booked to the income statement (A + D) |
|---|---|---|---|---|---|
| 12) INCOME (LOSSES) FROM FINANCIAL ASSETS | | | | | |
| Exchange rate risk management, including: | | | | | |
| A. Exchange gains | | | | | |
| – considered hedges as per IAS 39 | – | – | – | – | – |
| – not considered hedges as per IAS 39 | – | – | – | – | – |
| Total exchange gains ( A ) | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| B. Exchange losses | | | | | |
| – considered hedges as per IAS 39 | – | – | – | – | – |
| – not considered hedges as per IAS 39 | – | – | – | – | – |
| Total exchange losses ( B ) | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Margin on exchange rate risk management ( A + B ) | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| TOTAL BOOKED TO FINANCIAL COSTS | (10) | (508) | (494) | 14 | 4 |

## Bank borrowings and amounts due to other providers of finance

The following are all the figures relating to bank borrowings and amounts due to other providers of finance:

| millions of euro | Book balance 12.31.2006 | Portions maturing within 12 months | Portions maturing beyond 12 months | Portions maturing into | | | | |
|---|---|---|---|---|---|---|---|---|
| | | | | 2008 | 2009 | 2010 | 2011 | beyond |
| Bonds | 1,882 | 741 | 1,141 | - | - | 376 | 258 | 507 |
| Non-banking loans | 466 | 157 | 309 | 60 | 69 | 48 | 47 | 85 |
| Bank loans | 2,886 | 1,221 | 1,665 | 187 | 136 | 47 | 47 | 1,248 |
| Total | 5,234 | 2,119 | 3,115 | 247 | 205 | 471 | 352 | 1,840 |

### Comparison between nominal balance and fair value

| millions of euro | Fair value 12.31.2006 | Book balance 12.31.2006 | Fair value 12.31.2005 | Book balance 12.31.2005 |
|---|---|---|---|---|
| Bonds | 1,882 | 1,882 | 2,026 | 2,026 |
| Non-banking loans | 466 | 466 | 475 | 475 |
| Bank loans | 2,886 | 2,886 | 3,559 | 3,559 |
| Total | 5,234 | 5,234 | 6,060 | 6,060 |

### Changes in the nominal value of the debt

| millions of euro | Book balance 12.31.2005 | Change | Book balance 12.31.2006 |
|---|---|---|---|
| Bonds | 2,026 | (144) | 1,882 |
| Non-banking loans | 475 | (9) | 466 |
| Bank loans | 3,559 | (673) | 2,886 |
| Total | 6,060 | (826) | 5,234 |

### Medium/long-term loans (excluding current portions)

| millions of euro | Book balance 12.31.2006 | 12.31.2006 Portions maturing beyond 12 months | 12.31.2005 Portions maturing beyond 12 months | Change |
| --- | --- | --- | --- | --- |
| Bonds | 1,882 | 1,141 | 2,026 | (885) |
| Non-banking loans | 466 | 309 | 339 | (30) |
| Bank loans | 2,886 | 1,665 | 2,636 | (971) |
| Total | 5,234 | 3,115 | 5,001 | (1,886) |

### Medium/long-term loans: current portions

| millions of euro | 12.31.2006 Portions maturing within 12 months | 12.31.2005 Portions maturing within 12 months |
| --- | --- | --- |
| Non-banking loans | 157 | 136 |
| Bank loans | 1,221 | 921 |
| Total | 1,378 | 1,057 |

## Covenants

**AEM S.p.A.'s bank debt of (a) 100 million euro at floating rate with maturity September 2012 and (b) 85 million euro at floating rate with maturity June 2018**

The Company's non-subordinated, unsecured long-term debt has a credit rating clause: the 100 million euro loan requires it to maintain a rating of "BBB", while the 85 million euro loan is required to maintain a rating of not less than investment grade, in both cases for the entire duration of the loan.
If this commitment is not met, there are capital, economic and financial covenants linked to its Debt/Equity ratio, Debt/Gross Profit ratio, and Gross Profit/Financial Charges ratio. These covenants will be evaluated by the Company every twelve months based on the consolidated financial statements.

### Revolving committed lines of credit

AEM S.p.A. has stipulated a number of committed lines of credit with various financial institutions for a total of 2,510 million euro.
These lines are not subject to any covenants nor does a specific level of rating have to be maintained.

### Delmi Group debt

In this regard, any deterioration or the elimination of Edison's rating does not trigger off any automatic requirement to repay the loan. This applies both to bond loans and to bank borrowings. As for financial covenants, which are obligations to comply with certain minimum or maximum financial ratios, there are none attached to any of the Group's bond loans, nor for the portion of the bank debt pertaining to Edison. On the other hand, some of its subsidiaries still have covenants on bank lines of credit used for project financing. The amount of debt involved amounts to around 74 million euro. With specific reference to the loan of Edipower, were Edison to lose the minimum rating associated with investment grade, no obligation would arise for Edipower to repay the loan in advance, but Edison would have to submit to certain financial covenants. In the case of violation of these financial covenants, after a period of observation, Edison would have to pay the amount guaranteed by them under the Completion Equity Contribution Agreement and the Repowering Equity Contribution Agreement.
It is worth mentioning that on January 29, 2007 Edipower stipulated a new financing contract with a group of banks, replacing the previous one which was cancelled ahead of schedule. Under the new contract, Edison is no longer obliged to comply with financial covenants, neither for rating purposes, nor for any other reason; and there are no longer the guarantees regarding the payment of contributions in favour of the associate (Completion Equity Contribution Agreement and Repowering Equity Contribution Agreement).

### Edipower debt

With specific reference to the loan of Edipower S.p.A. of 2,300 million euro, at floating rate and with maturity September 2008, were Edison S.p.A. or AEM S.p.A. to lose the minimum rating associated with investment grade, no obligation would arise for Edipower S.p.A. to repay the loan in advance. The only requirement would be for Edison and AEM to come back into line with the financial covenants. In the

case of violation of these financial covenants, after a period of observation, Edison and AEM would have to pay the amount guaranteed by them under the Completion Equity Contribution Agreement and the Repowering Equity Contribution Agreement. The financial covenants of Edipower S.p.A. refer to the ratio between gross profit from operations and financial charges, the ratio between net debt and gross profit from operations, and a minimum level of gross profit from operations.
On January 29, 2007 a new loan contract was signed by Edipower and the banks.

**Ecodeco Group debt**

As regards the consolidated debt of the Ecodeco Group, the 25 million euro floating rate loan granted by a pool of banks to Ecodeco S.r.l. in 2002 and the 1.6 million euro loan granted by a leading banking group to ASRAB S.p.A. are subject to financial covenants.
In the case of the loan granted to Ecodeco S.r.l., the covenants make reference to the ratio between net financial debt and gross profit from operations and the ratio between gross profit from operations and net financial charges.
In the case of the loan granted to ASRAB S.p.A., the covenant makes reference to the ratio between net financial debt and gross profit from operations. The loan granted to ASRAB S.p.A. was repaid in January 2007.
The Ecodeco Group does not have any problem complying with these covenants.

## Concessions

The following table shows the main concessions obtained by the AEM Group:

| Concessions | Expiry | |
|---|---|---|
| | From | To |
| 10 Concessions for hydroelectric plants | 2007 | 2043 |
| Concession agreement for the distribution of electricity stipulated on May 2, 2001 between the Ministry of Industry and AEM Distribuzione Energia Elettrica S.p.A. (AEM Elettricità S.p.A.) in the Municipalities of Milan and Rozzano | | 2030 |
| Delegation agreement for management of the public gas and district heating network services stipulated on December 3, 1996 between the Municipality of Milan and AEM S.p.A., now in the name of AEM Gas S.p.A. | | For the same period as the duration of the Company (*) |

(*) Pursuant to the Marzano Decree and, as clarified by the Note of the Ministry of Productive Activities of November 10, 2005 "Clarifications regarding delegations and concessions for natural gas distributions as per art. 15 of Decree 164 of 5.23.2000, as amended by art. 1, para. 69, of Law 239 of 8.23.2005", the expiry date of the concession for the gas distribution service has been brought forward to December 31, 2011.
AEM Gas S.p.A. also has concessions/agreements for management of the gas and heat distribution service in various municipalities in Northern Italy. AEM S.p.A. holds the concession for the urban illumination and traffic lights service in the Municipality of Milan, whereas AEM Elettricità S.p.A. holds concessions in some neighbouring municipalities.

The following information relates to the concessions obtained by the Delmi Group/Edison Group:

| | Number | Residual life | |
|---|---|---|---|
| | | From | To |
| Storage concessions | 2 | 8 | 18 |
| Hydroelectric concessions | 70 | 2 | 25 |
| Distribution concessions | 63 | 1 | 13 |
| Hydrocarbon concessions | 73 | *"unit of production"* (*) | - |

(*) Amortisation is calculated on the basis of the extracted portion in relation to the available reserves.

Information on concessions of the Ecodeco Group is reported below:

| | Number | Residual life | |
|---|---|---|---|
| | | From | To |
| Agreements on solid urban waste ("SUW") (*) | 10 | 2 (**) | 18 years (**) |

(*) Agreements can relate to the disposal and treatment of SUW, the construction and running of dumps, dump management and safety or waste valorization.
(**) In certain cases, the duration depends on when the dump's volume is filled.

## EC infringement procedure

On June 5, 2002, the European Commission published a decision declaring that the three-year exemption from income tax (under art. 3.70 of Law 549/95 and art. 66.14 of D.L. 331/1993, converted into Law 427/93) and the advantages deriving from the loans granted under art. 9-*bis* of D.L. 318/1986, converted into Law 488/96) granted to joint-stock companies with a public-sector majority set up under Law 142/90 was incompatible with EC law as it was considered State aid which is banned by art. 87.1 of the EC Treaty.
On the other hand, the Commission did not consider the tax exemption on the transfers under art. 3.69 of Law 549/95 as State aid.
This decision was notified on June 7, 2002 to the Italian State, which impugned it before the Court of Justice.
The decision was subsequently communicated by the Commission to AEM S.p.A., which impugned it before the Court of first instance of the European Community on September 30, 2002, pursuant to art. 230.4 of the EC Treaty. Other public-sector companies and Confservizi are also considering impugning this decision.
In the proceedings taken by AEM S.p.A., on January 6, 2003 the Commission deposited an objection claiming that it could not accept the appeal. AEM promptly replied before the legal deadline. The Court set the meeting concerning the objection claiming that it could not accept the appeal by order dated August 5, 2005.
In February, the Italian State asked the Court of Justice to suspend the case before it to allow the one before the Court of first instance to go ahead, seeing as all of the main beneficiaries of the aid were taking part in it. The Court ordered a suspension on June 8, 2005. On March 15, 2006 AEM deposited a brief in response to the judgement pending before the Court of first instance.
The Italian State did not ask the Court of Justice to suspend execution of the Commission's June 2002 Decision so as not to prejudice the resolution of merit in the event of a refusal. In fact, it is rare for the Court to concede a stay of execution, above all in matters regarding State aid.
The decision is therefore fully effective and binding on the Italian State, which is obliged to recover the aid granted.
The Commission's Decision, on the other hand, does not have any effect on the private sector, nor does the appeal to the Court of first instance have any impact on it.
On the invitation of the Commission, the Italian State has activated a recovery procedure, preparing a questionnaire to carry out a survey of joint-stock companies

with a public-sector majority that have benefited from this kind of tax exemption or from loans granted by the Cassa Depositi e Prestiti during the years under consideration. AEM S.p.A. received from the Municipality of Milan a request for information on June 14, 2005 and is currently gathering relevant data. It would appear that such requests form part of a survey to gather relevant information, rather than being binding.

The Italian State's recovery initiatives continued with the predisposition of an amendment to the EC law, which was approved by the Senate in April 13, 2005 (art. 27, Law 62 of April 18, 2005). The measure envisages detailed recovery procedures based on ordinary tax rules to adjust any recovery to the effective existence of recoverable aid (considering the specific circumstances of each position and bearing in mind any outstanding disputes with the tax authorities). In particular, this measure envisages certain declarations on the part of the tax-payer and presumes certain official acts specifying the application methods and guidelines for a correct evaluation of cases of non-application. The guidelines were then amended to make them more precise by art. 1.133 of Law 266 of March 23, 2006 (Budget Law 2006). AEM S.p.A. has punctually complied with the obligations that the former municipal utilities have been subjected to as laid down in the recovery regulations and related implementation instructions. Subsequently, following Italy's condemnation by the Court of Justice for the delay in recovering the "aid" (Sentence June 1, 2006, lawsuit C – 207/05), with Decree 10 of February 15, 2007 (not yet converted into law, but approved by the Senate on March 14, 2007), further amendments were made to the existing recovery procedures. However, these amendments do not entail new or additional charges or obligations for AEM, as the recovery will be carried out on the basis of the declarations already presented under the previous regulations.

On October 27, 2005 the Tax Authorities visited the head office of AEM S.p.A. to acquire documentation to check the correctness of the figures declared in the tax returns presented in accordance with art. 27 of Law 62.

The visit was merely to ascertain the amount of any taxes that are to be reimbursed, to be followed by their definitive liquidation. AEM S.p.A. has given the inspectors an ample statement on how the tax returns were compiled. If all possible forms of legal protection fail, it is reasonable to assume that the Italian government's efforts to recover this money will take the form of a revocation of the benefits granted in various ways to different public service sectors, to the extent that the business has effectively opened up to competition during the period of the measures being contested and hence the extent to which it may have been distorted.

Talking of which, AEM's appeal explains how the Company operated during the 1996-1999 period, the one under review by the Commission in sectors that were not opened up to competition, such as power and gas, for which AEM S.p.A. did not take part in any tender to be entrusted the service.
In light of the uncertainty regarding the outcome of the recourses launched by the Italian State and by AEM S.p.A., and the ways in which the Commission's Decisions would be applied, the Company thinks it possible, but not probable, that it risks having to hand back all of the aid received if the result of the entire appeal procedure turns out to be negative. It follows that the financial statements do not reflect any provision for this matter.
Because of these same conditions of uncertainty, it is currently impossible to have sufficient objective elements to make a reasonable estimate of the impact on AEM S.p.A. as a consequence of this Decision.
By way of an indication, the following table shows the net profit reported in AEM's approved financial statements for the various years affected by the European Commission's decision:

| | 1996 | 1997 | 1998 | 1999 |
|---|---|---|---|---|
| Millions of euro | 14 | 93 | 115 | 1,027 |

The net profit for 1999 includes the capital gain of 935 million euro, generated by the transfer to the subsidiaries AEM Trasmissione S.p.A., AEM Elettricità S.p.A. and AEM Gas S.p.A. of the power transmission, power distribution and sale, and natural gas and heat distribution and sale businesses.
These transfers were decided by AEM S.p.A. in accordance with precise obligations laid down in Decree 79/99 which adopted the EU Directive on the single electricity market and as part of the planned deregulation of the natural gas sector.
Given the "tax moratorium", AEM S.p.A. was not at the time required to file tax returns for those years.
It is also worth bearing in mind that the bulk of the earnings distributed by AEM S.p.A. during this tax moratorium went to the Municipality of Milan, part of the Public Administration.
AEM S.p.A. did not receive any loans from the Cassa Depositi e Prestiti under the laws mentioned and during the period considered by the Commission.

## Main legal disputes of the AEM Group

### Amendments to the articles of association approved by the Extraordinary Shareholders' Meeting held on April 29, 2004

The Extraordinary Shareholders' Meeting held on April 29, 2004, the minutes of which were regularly filed with the Companies Register on May 27, 2004, adopted a series of amendments to the articles of association in order to adjust them to the new regulations introduced by the Company Law Reform and the new rules for the composition of the Board of Directors; this was also in connection with the decision taken by the Municipality of Milan to place a further tranche of AEM S.p.A. shares up to a maximum of 17.6% of the share capital. In May 2004, two appeals were filed with the Lombardy TAR to obtain first the suspension and then cancellation of the resolutions of the Milan City Council, both concerning the "Sale of part of the AEM S.p.A. shares held by the Municipality of Milan. Accelerated offer for sale Issue of a bond loan convertible into shares of AEM S.p.A." as well as "Amendments to the Articles of Association of AEM S.p.A.. Applicable immediately". In June 2004, the Lombardy TAR accepted the requests for an injunction to suspend the resolution of the Municipality of Milan in connection with the new mechanism for appointing AEM Directors, scheduling the merit discussion hearing on September 29, 2004. An appeal against the TAR's injunction was then filed with the Council of State, which by sentences 6748 and 6749 of August 10, 2004 cancelled the Lombardy TAR's injunctions, giving as their reason the merit of the appeal and taking the view that the amendments to the articles of association proposed by the Municipality of Milan were not in contrast with EC and Italian rules and that the procedure of privatisation chosen by the Municipality of Milan was also legitimate.

On September 29, 2004, the TAR, "not issuing a definitive sentence", suspended the previous judgements, raising a question of interpretation under art. 234 of the EU Treaty before the European Court of Justice. In reference orders 174-175/04 (with the same contents), the TAR asked the EC Court to gives its interpretation, essentially, of the compatibility of art. 2449 of the Italian Civil Code with art. 56 of the EU Treaty, also in consideration of the application made in this particular case in the context of art. 16 of the articles of association of AEM S.p.A. (i.e. together with a voting list). On January 18, 2005, the President of the European Court of Justice issued an order combining proceedings nos. C-463/04 and C-464/04, both of which concern the Lombardy TAR's request to the Court for its preliminary ruling.

On August 4, 2005 the defence counsel for the Municipality of Milan applied to the European Court of Justice for the oral phase of the proceeding to begin.

The hearing was held in front of the European Court of Justice on June 29, 2006. The Advocate General of the Court presented his conclusions on September 7, 2006, suggesting to the Court to resolve the questions raised by the Lombardy TAR as follows: "Art. 56 CE is in contrast with a national rule that allows a public entity with shareholdings, in this case, of 33.4% of the capital of an enterprise that has been privatised to retain the power to appoint an absolute majority of the members of the Board of Directors". The Court is expected to pass judgement soon.

* * *

With writ served on August 5, 2005, Dario Trevisan, the owner of 1,000 shares, acting on his own behalf as a shareholder and as defence counsel, sued AEM S.p.A. before the Milan Court, asking for the resolution of the extraordinary shareholders' meeting of April 29, 2004 to be declared null and void and/or invalid and/or ineffective in the part in which it amends article 17 of the articles of association (numbering changed to article 16) for violation of the EC Treaty; the same applies to Decree Law 332/94 of the resolution of the ordinary shareholders' meeting of April 29, 2005 in the part that deals with the nomination and election of the directors and statutory auditors, as well as of all of the deeds relating to execution of these resolutions. The writ also asks for AEM S.p.A. to be sentenced to pay compensation of the damages suffered by the plaintiff and, on a preliminary basis, if considered necessary and after suspending judgement, to submit to the European Court of Justice the question whether art. 2449 of the Italian Civil Code together with art. 2.d) of Decree Law 332/94 can be considered in compliance with arts. 43 and 56 of the EC Treaty.

Subsequently, with a statement transmitted on December 30, 2005, Mr. Trevisan declared that he had asked, in primis, for the annulment of the AEM S.p.A. resolutions that he had impugned (i.e. the resolution passed at the Extraordinary Shareholders' Meeting in April 2004 and the subsequent resolution by the Ordinary Shareholders' Meeting in April 2005, which implemented the first), and, in secondis, an action to ascertain the non-compliance of the 2005 resolution with the law, from which derived the request for compensation. As for the requests for invalidity and ineffectiveness, according to the plaintiff's premises, there are "ancillary and consequent to the action for nullity, without this involving any change in the petitum or proposition of a new or different request to the one for nullity".

With submissions dated November 14, 2005 and March 15, 2006, AEM S.p.A. asked for the plaintiff's requests to be rejected. This on the basis of a series of defence arguments, including above all total compliance with internal law on the part of the resolution passed in 2004 and full respect of art. 2 of Decree Law 332/94 on the part of AEM.
Mr. Trevisan has not replicated further and with a request notified to AEM on May 12, 2006 he has asked for a date to be set to discuss the matter before a full court. Having read this request, the reporting judge summoned the parties to the hearing scheduled for September 18, 2006 to hear them as regards the regularity of the procedure for setting a date for the hearing on January 31, 2007, reserving judgement as to the outcome. This reservation has still not been lifted, nor has a new hearing been scheduled.

**AEM – ACEA S.p.A.**

With writ served on August 1, 2006, ACEA S.p.A. summoned EDF (Electricité de France S.A.) and AEM Milano S.p.A. to appear before the Rome Court on March 15, 2007 to ascertain whether AEM and EDF (and/or their subsidiaries) had exceeded the maximum limit of 30% set by DPCM (Prime Minister's Decree) of November 8, 2000 for public entities' participation in the share capital of the GenCo "Eurogen" (subsequently merged and now "Edipower"), thereby carrying out an illicit act that could be considered unfair competition vis-à-vis ACEA, which complied with the said limit in its participation in the share capital of the GenCo "Interpower". Once this had been ascertained, ACEA asked for AEM and EDF to be sentenced (a) to pay compensation for the damages suffered by ACEA as a result of the unfair competition on the part of EDF and AEM, and (b) to sell their participations in Edipower so as to reduce them to the maximum limit of 30%. Lastly, ACEA asked for AEM and EDF to be prevented from withdrawing and/or using the electricity in excess of the permitted 30% limit and for the sentence to be published in the main Italian daily newspapers.
In particular, ACEA submitted that – in implementation of the "Bersani Decree" – Enel had to transfer around 15,000 MW of its own installed power to three distinct GenCo's set up specifically for this purpose. These three GenCos are called "Eurogen" (now Edipower), "Elettrogen" and "Interpower". The DPCM of November 8, 2000 subsequently laid down that for a period of 5 years, the share capital of these GenCos could be held by public entities, including business entities, or by Italian or foreign public enterprises to an extent not in excess of 30%.

In March 2002, Eurogen, i.e. the second GenCo, was bought – continues ACEA – by the Edipower consortium, made up among others by AEM and Edison S.p.A., and after its merger with Edipower, it took on the name "Edipower".
According to ACEA, in the case of Edipower the maximum limit of 30% had been amply exceeded by AEM and EDF, both entities that – in ACEA's opinion – should be considered "public" as EDF is wholly owned by the French State and AEM is controlled by the Municipality of Milan. According to ACEA, the share capital of Edipower suffers from the interference of an overall public shareholding on the part of AEM and EDF, also through their joint control of Edison S.p.A., in excess of the maximum limit of 30% established by the DPCM of November 8, 2000. This situation – ACEA adds – was also pointed out by the Competition Authority, which issued a report on the matter in accordance with arts. 21 and 22 of Law 287/1990 on July 7, 2006.
Having said this, ACEA also made the point that AEM and EDF were its competitors, operating in the same electricity market, emphasising that the fact that AEM and EDF had exceeded the 30% limit for holdings in GenCos, also through Edison S.p.A., gave them an illicit competitive advantage over ACEA, which, being controlled by the Municipality of Rome, had always complied with its obligations under the DPCM of November 8, 2000, including that regarding participations in another GenCo. This competitive advantage, which derives from the fact that it has a higher market share than the law permits, was the result of conduct on the part of AEM and EDF which – in ACEA's opinion – qualified as unfair competition in accordance with art. 2598.3 of the Italian Civil Code or, in any case, as an illicit act according to art. 2043 of the Italian Civil Code.
Lastly, ACEA preannounced, but for the moment has not proposed, requests to the Court for suitable measures to anticipate the effects of the future sentence.
As far as AEM and EDF are concerned, they have not yet taken any defensive action, given that ACEA has not yet followed through on its threats and the first hearing of the merit judgement was set by ACEA for March 15, 2007 and was then postponed by the judge to May 24, 2007, obliging the parties to appear during the 20 days prior to this hearing.

**AEM - ATEL S.A.**

AEM, which holds 5.7% of ATEL S.A., opposed the obligatory takeover bid launched by the Consortium (of which EDF and EOSH are members, among others), which had bought a controlling interest in Motor Columbus, which in turn controls Atel; this bid was structured as an offer to exchange shares with which it had been proposed to the minority shareholders of Atel, AEM included, to subscribe new shares in Motor Columbus immediately after it had absorbed Atel. On May 3, 2006, the Federal Bank Commission declared that the Consortium's offer did not comply with Swiss law, as it jeopardised the rights of the minority shareholders. Following this pronouncement, the Consortium then launched another public share exchange offer that took account of the Federal Bank Commission's observations; in particular, it no longer envisaged the reverse merger between Motor-Columbus and Atel, which in the original plan would have taken place 12 days after the public share exchange offer, thereby forcing the shareholders of Atel that took up the offer to remain shareholders of Atel. AEM also opposed the Consortium's new public share exchange offer as it was felt that it still jeopardised the rights of Atel's minority shareholders. On July 4, 2006, the Federal Bank Commission considered the Consortium's new offer in accordance with Swiss law. AEM impugned the decision of the Federal Bank Commission by appealing to the Federal Court, filing a request on September 4, 2006 that asked for the Consortium's public share exchange offer to be declared not in accordance with Swiss law and that the Federal Bank Commission's decision of July 4, 2006 should be cancelled. The Federal Court rejected the appeal filed by AEM with a judgement communicated to the parties on March 20, 2007. The Federal Court did not go into the merit of the appeal, nor did it express any opinion on the principal complaint made by AEM; namely, that the public share exchange offer made by the Consortium did not comply with the legal requirements of Swiss law in cases of obligatory takeover bids. In fact, the Federal Court refused the appeal insofar as AEM, as a minority shareholder of ATEL, did not have the right to appeal to the Federal Bank Commission, far less to the Federal Court. This exception, which had already been raised by ATEL before the Federal Bank Commission, had been rejected by the Commission, which stated that, unlike what was subsequently established by the Federal Court, AEM did have the right to take part in administrative proceedings.

**ENEL v AEM**

With a writ served in 2001, ENEL requested annulment of the decision made by the Board of Arbitrators appointed in accordance with Decree 79 of March 16, 1999 (the so-called "Bersani Decree"), which set at Lire 820 billion the price to be paid to ENEL for the sale to AEM Elettricità of the power distribution business in Milan and Rozzano. AEM asked for ENEL's request to be rejected, as the arbitrators' decision could not be considered manifestly unfair or erroneous in accordance with art. 1349 of the Italian Civil Code. Moreover, AEM in turn filed a reconventional claim asking for ENEL to be sentenced to pay compensation for the damages caused by the delay with which ENEL implemented the sale of the business as imposed by the law. In AEM's opinion, the judge would only be able to change the arbitrators' decision if it appeared to be "manifestly unfair or erroneous", as confirmed by an expert witness's report which the judge has ordered.

The Court-appointed expert witness carried out a laborious review of the situation, making numerous adjustments, and in the end of the day established a figure of 66 million euro as the higher value of the business, net of the damages that the witness recommended should be awarded to AEM. However, even on the basis of the expert witness's report, the differences between the two estimates – that of the arbitrators and that of the expert witness appointed by the Court – do not appear to be attributable either to unfairness or to errors, but rather solely to different valuation methods used in a field where the room for technical discretion tends to be very wide.

As regards the dispute, at present, after numerous adjournments, a hearing has been set for November 9, 2007 when the judge will announce his conclusions. The terms for the parties' defence conclusions will presumably run from that date, which means that the case is likely to be decided during the first half of 2008.

Even if the expert witness's report is not in AEM's favour, the final outcome of the lawsuit cannot be foreseen with any degree of reliability, whether because the judge could choose to disregard the expert witness's conclusions, or because of the objective complexity, both in fact and in law, of the questions that have to be resolved before ENEL's and/or AEM's requests can be considered.

## Other commitments and risks of the Delmi Group

We would also like to mention the following commitments and risks relating to the consolidation of the Delmi Group, mainly relating to the Edison Group:

- in the **field of hydrocarbons**, natural gas import contracts in particular – as in usual in transactions of this amount and duration – there are "take or pay" clauses which envisage an obligation for the buyer to pay for the quantity not withdrawn compared with a set threshold if the non-withdrawals are due to causes not foreseen in the contract, except for the possibility during the course of the contract to recover at certain conditions the volume already partially paid for but not withdrawn. The contracts that are already operative concern imports from Russia, Libya and Norway for total supplies under normal conditions of 7.4 billion cubic metres per year.

Take or pay amounts are paid for at a price that is in proportion to the supply price, which is linked to current market conditions. These contracts last for between 10 and 25 years and make it possible to achieve supplies of 18 billion cubic metres of natural gas per year for the period when all of the contracts are up and running.

There are also three new agreements for the import of additional quantities of natural gas over the coming years:

- the first refers to a contract for imports RasGas (Qatar) with the start of deliveries dependent on completion, by GNL Adriatico S.r.l., of LNG of Isola di Porto Viro currently under construction and expected to come into service by 2008. The volumes of this contract will amount to 6.6 billion cubic metres of gas;
- the second consists of a contract for imports from Algeria signed with Sonatrach for a volume of 2 billion m3/year, expected to start in 2008, depending on completion of the first stage of the upgrade of the gas pipeline that links Algeria with Italy through Tunisia (TTPC: Trans Tunisian Pipeline Company);
- the third is a new agreement signed with Sonatrach in November 2006 ("Protocole d'accord") for the supply of 2 billion cubic metres of natural gas through the new pipeline to be built by Galsi that will link Algeria with Sardinia and Tuscany; the project is currently being developed (the agreement is subject to the new infrastructure being built).

As regards the contract relating to Terminale GNL Adriatico S.r.l., the agreements provide:

- for all shareholders: an obligation not to transfer their holding until 36 months after the terminal's start of operations, but in any case not beyond July 1, 2011 (the lock-up clause);
- in favour of Edison: a right to buy the other 90% or to sell its own 10% interest if certain events take place, not due to the fault of Edison, that prevent the terminal being completed (the put & call clause);
- in favour of the two majority shareholders: the right to buy the 10% interest belonging to Edison in the event that the gas supply contract with RasGas is cancelled for some reason attributable to Edison (the call clause);
- a price for the sale of the quotas in the event of the put and call options being exercised, calculated on the basis of the net equity value at the time they are exercised;
- a commitment on the part of the shareholders to provide, on a pro quota basis, the company with adequate financial resources to build the terminal. In addition, once the North Adriatic regasification terminal has been completed,

even though Edison only has 10% of the infrastructure, it will become the main user as it will have available around 80% of the overall regasification capacity for 25 years;

- in the **electricity chain** , we would point out that:
  - Termica Celano has granted the lending banks a special lien on moveable assets making up the cogeneration power plant, and a first degree mortgage on the properties;
  - on September 30, 2006 Termica Milazzo repaid the loan stipulated with Mediobanca and steps are currently being made to cancel the secured guarantees: a mortgage and a special first degree lien. There is also a loan from IRFIS backed by a subsidiary guarantee under Regional Law 50 of 12.21.1973, a mortgage and a special lien;
  - the loans that benefited Parco Eolico San Giorgio and Parco Eolico Foiano, now merged in Edison Energie Speciali S.p.A., were repaid ahead of schedule on June 30, 2006 Secured and personal guarantees backing these loans will cease to be effective on June 30, 2006;
  - Edison has granted Cartiere Burgo S.p.A. a call option for 51% of Gever that can be exercised on expiry of Gever's power and steam contract with Cartiere Burgo (by the end of 2017), at a price equal to its share of the company's book net equity;
- in the **Corporate area**, we would point out that, as part of the agreements that tie the members of the RCS MediaGroup blocking and consultation syndicate, in the event that a takeover bid is launched, any member that decides to exercise their right to withdraw from the investment has to sell their syndicated shares to the other members of the syndicate. The buyers have the right, but not the obligation, to purchase the shares in proportion to their percentage of the shares contributed to the syndicate.

## Update of the principal outstanding legal and tax disputes of the Delmi Group

The Delmi S.p.A. does not have any legal or tax disputes still pending.

On 7 May 2006, Transalpina di Energia received notification of a summons from Camuna di Partecipazioni S.p.A. (formerly Carlo Tassara S.p.A.) with which the latter called as defendants before the Milan Court: Transalpina di Energia, EDF, Italenergiabis S.p.A. (IEB) and their directors.
Tassara maintains that EDF is in breach of contract with regard to the commitment that it took to buy back the warrants issued by IEB and purchased in 2002 by

Tassara, at an agreed price of 20,404,441 euro. Tassara is therefore asking the Court to condemn EDF to pay the price mentioned above, or, subordinately, to accept its right to be reimbursed for the damage caused by IEB selling its investment in Edison and the Edison warrants to Transalpina di Energia at a price that Tassara considers too low, or, subordinately, to declare the sale null and void because of the prior purchase of the IEB warrants by Tassara, or, subordinately again, to ascertain the nullity of the sale of the controlling interest in Edison and of the Edison warrants by IEB to Transalpina.
The Company has prepared its defence case.
The company also has pending the lawsuit discussed below under the heading "ACEA Unfair Competition".

As regards the Edison Group, the main legal and tax disputes still pending are commented below on the basis of available information. Legal disputes are further broken down between those for which it is possible to make a reasonable estimate of the probable cost, making a suitable provision in the balance sheet, and potential liabilities for which no reliable estimate can be made, leading only to disclosure in the notes without any provision being made (potential liabilities).
Lastly, there is a breakdown between the lawsuits involving Edison S.p.A. and those involving other companies in the Group.

**A) Edison S.p.A.**

*European Commission – Antitrust procedure relating to Ausimont*

In the appeal against the provisionally executive decision of the European Commission regarding an infraction of art. 81 of the EC Treaty and art. 53 of the EEA Agreement with regard to a cartel in the market for hydrogen peroxide and its derivatives, sodium perborate and sodium percarbonate, as a result of which Edison was fined 58.1 million euro, of which Solvay Solexis was jointly liable for 25.6 million euro, Edison has paid 45.4 million on a provisional basis, this being the whole of the amount that it is due on its own and half of the amount for which it has joint liability with Solvay Solexis. In the meantime, Edison's appeal against the above decision is going ahead before the European Union's Court of First Instance, asking for the sentence to be cancelled and the penalty reduced.

*Collapse of the Stava Dam*

Efforts have continued to finalise the last lawsuits still pending with third parties that suffered damages as a result of the collapse of the Prestavel basins in 1985.

*Lawsuit for damages to employees operating the chemical plants contributed to Enimont*

There are nothing of any importance to report in connection with the lawsuits still pending before the judicial authorities for the damages caused by operating the plants that were then transferred to Enimont. In particular: (i) the preliminary stage of the suit pending before the Milan Court between the Lombardy Region and EniChem, Basf Italy, Dibra and Montecatini (now Edison), relating to the damage to the environment caused by the plant at Cesano Maderno continued; while (ii) the suit before the same Court between Dibra, EniChem and Montecatini (now Edison), relating to compensation for the damage caused by the sale of part of the said plant, is still in suspense depending on the outcome of the previous dispute.

*Petrochemical plant at Porto Marghera – Criminal proceedings for injuries stemming from exposure to vinyl chloride monomer and for damage to the environment*

In the criminal trial for injuries stemming from exposure to vinyl chloride monomer and for damage to the environment in connection with the petrochemical plant at Porto Marghera, Edison has filed an appeal against the sentence of the Venice Court of Appeal which on December 15, 2004, in partial reform of the previous court's sentence, condemned five former directors and managers of Montedison for the culpable homicide of a worker who died of hepatic angiosarcoma in 1999, as well as to pay damages together with Edison, responsible for third-party liability, to reimburse the plaintiffs' legal fees and pay the costs of the lawsuit. Following the Supreme Court's decision, Edison came to a settlement with some of the damaged parties and is currently negotiating with other parties whose right to compensation has been recognised.

*Petrochemical plant at Brindisi – Criminal proceedings for injuries stemming from exposure to vinyl chloride monomer and vinyl polychloride and for damage to the environment*

In the trial of former Montedison directors and managers relating to the injuries allegedly caused by exposure to vinyl chloride monomer and vinyl polychloride and for environmental damage pending before the Brindisi Court, discussions have continued regarding the merit of those wanting to oppose the request for dismissal of the case by the Public Prosecutor.

*Petrochemical plant at Mantua – Criminal proceedings for injuries to health and for damage to the environment*

Preliminary enquiries have continued, with no procedural updates of note, into the alleged statistically significant increase in mortality rate due to tumours among the population and employees of the Mantua plant and the impact on the environment of the waste incinerator and dumps within the plant.

*Petrochemical plant at Priolo – Criminal proceedings for injuries to health*

The Public Prosecutor at the Siracusa Court has carried out preliminary enquiries into certain former directors and managers of Montedison (now Edison) for allegedly discharging into the sea liquid waste containing mercury from the petrochemical plant at Priolo. These effluents are alleged to have poisoned the water and marine flora and fauna, and caused miscarriages and serious injuries to people living in the province of Siracusa.

*Plant at Verbania – Criminal proceedings for injuries stemming from exposure to asbestos powder.*

The trial against certain former directors and managers of Montefibre relating to the Verbania plant continued without any significant changes. The final defence hearing is expected in the first few months of 2007. This should put an end to the debate.

*Claims for damages for exposure to asbestos*

In recent years there has been a considerable increase in the number of claims for damages relating to the death or illness of workers alleged to have been caused by their exposure to various forms of asbestos at the plants previously owned by Montedison (now Edison) or relating to legal positions taken over by Edison as a result of mergers and acquisitions. Without prejudice to any evaluation of the legitimacy of these claims, considering the latency times of the illnesses linked to exposure to various forms of asbestos and the industrial activities carried on by the Company and by the Group, both in the past and at present, especially in the chemical sector, their geographical spread and the plant engineering technologies used, having regard to the period when these activities were carried on and the relative state of the art at the time, even if in full compliance with the regulations then in force, we cannot exclude that further legitimate claims for damages may arise, in addition to those for which various civil and criminal proceedings are already underway. Therefore, based on past experience and the knowledge acquired over time in connection with similar events, the company has considered it opportune to make a further provision, in addition to the specific ones already made for the lawsuits already in progress; this additional provision has been estimated on the basis of the expected value resulting from the average between the value of the claims for damages received and paid by the company for similar events over the course of the year and the court and out-of-court claims received by the company to date.

*Ausimont sale: Solvay Arbitration*

The preliminary stage of the arbitration regarding certain disputes that arose regarding the declarations and guarantees stipulated in the contract for the sale of Edison's stake in Agorà S.p.A. (the parent company of Ausimont S.p.A.), commenced on May 11, 2005 by Solvay SA and Solvay Solexis S.p.A. against Edison, through the International Court of Arbitration of the International Chamber of Commerce (ICC). The hearing for discussion of the suit before the Board of Arbitrators is due to take place in early 2007.

*Savings shareholders/UBS: impugnment of the resolution to merge Edison with Italenergia and request for damages*

Following the filing of the report by the expert witness appointed by the investigating judge, which despite considering the criteria used as perfectly adequate, still felt that the valuation process had been affected by certain deficiencies (no use made of control methods) and errors of application of the criteria used, such as to produce harmful consequences for the savings shareholders, proceedings continued regarding the joint suits before the Milan Court, in which the Common Representative of the Savings Shareholders and UBS AG summoned Edison, Italenergia S.p.A. and others, proposing impugnment of the merger of the two companies and compensation for damages.

*Val Martello Flood*

On June 28, 2006 Edison paid the Province of Bolzano an amount of 650 thousand euro in execution of the agreements reached on August 6, 2004 after which full settlement was reached for the lawsuits pending with the Province itself and with the persons damaged by the flood in Val Martello. This payment marked full execution of the settlement mentioned above.

**B) Other Group companies**

*Farmoplant – Accident in 1988 at the Massa plant*

The civil action taken by the Province of Massa-Carrara and by the Municipalities of Massa and Carrara for compensation of the damages resulting from the accident at the Farmoplant location in Massa in 1988 is still at the preliminary stage at the Genoa Court, which has jurisdiction for tax collection.

*Montedison Finance Europe – Domp BV bankruptcy*

The appeal continued against the decision of the Dutch Court of First Instance that considered Montedison Finance Europe responsible for the bankruptcy of J. Domp and therefore for all of its liabilities, quantified by the liquidator at 11.6 million euro.

*Montedison srl (formerly Immobiliare Assago) – Nepa Arbitration*

The definitive arbitration award that ended the dispute between Montedison Srl (formerly Immobiliare Assago) and Nepa in connection with the sale of a building in Milan was filed on April 26, 2006. The award, which has already been implemented, condemned Montedison S.r.l. to pay Nepa 1.53 million euro by way of compensation of damages caused by loss of earnings. It is worth reiterating that with the partial award filed in May 2004, Immobiliare Assago had already been condemned to pay Nepa 1.25 million euro by way of damages for consequential loss.

* * *

As regards the state of the main **lawsuits** relating to events referring to the past, where there is a potential liability, but the outlay is impossible to estimate based on the information currently available, we would mention the following:

## Environmental regulations

In recent years, there have been considerable developments in the regulations concerning environmental matters and, as far as this section is concerned, in the question of liability for damage to the environment. In particular, the circulation and application in various legal systems of the principle of "internalisation" of environmental costs (better known with the saying "he who pollutes pays") have triggered off the introduction of new assumptions of responsibility for pollution that is objective (i.e. quite apart from the subjective element of blame) and indirect (depending on others' actions). Even a preceding situation seems to take on importance, with the result that the present situation goes over the current limits of acceptability of the contamination.
In Italy, this concept seems to be taking over in practice, both at an administrative level, as a consequence of a rigorous application of the provisions of D.M. 471/99, implementing the rules laid down in art. 17 of D.Lgs. 22/97, as at

a judicial level, particularly as a result of a severe interpretation of the criminal law and the rules regarding third-party liability, which are relevant in situations of damage to the environment.

In this connection, we would point out that there are various proceedings pending at different levels of justice before the administrative tribunals against the measures taken by state and local administrations, ordering the company to carry out reclamation work both on industrial sites that have already been sold and on others that are still owned (thermoelectric power stations, in particular), which are also contaminated by the activities that were carried on there previously. More in general, without prejudice to any evaluation of the legitimacy of these new regulatory assumptions and the legal fairness of the related methods of application and interpretation, nonetheless, considering the industrial activities carried on by the Company and by the Group, both in the past and at present, especially in the chemical sector, their geographical spread and the their environmental impact, having regard to the period when these activities were carried on and the relative state of the art at the time, even if in full compliance with the regulations then in force, we cannot exclude that there could emerge, in accordance with current law, new contaminations, in addition to those for which administrative and judicial proceedings are currently underway, and that all of these situations of contamination could be considered with the same rigour and severity as mentioned above.

Moreover, the uncertain state of current proceedings makes it impossible to hazard a guess as to the probability and quantification of any such charges.

**A) Edison S.p.A.**

*ACEA Unfair Competition*

On August 7, 2006 ACEA S.p.A. served a writ on Transalpina di Energia and Edison with which it also sued AEM S.p.A., EdF SA and Edipower S.p.A. before the Rome Court.. ACEA alleges that as a result of EdF S.p.A. and AEM S.p.A, acquiring joint control of Edison, by EdF S.p.A. and AEM S.p.A., they violated the 30% limit laid down in the DCPM of November 8, 2000 for an interest in the capital of Edipower SpA on the part of public sector enterprises. ACEA claims that this constitutes unfair competition pursuant to art. 2598.3 of the Italian Civil Code, as a result of which ACEA suffered damages that it now wants reimbursed by AEM S.p.A. and EdF S.p.A. It also wants the Court to take steps to eliminate the effects of this situation (such as proportional disposal of the shareholding in excess of the limit mentioned above and an injunction preventing AEM and EdF from withdrawing and using the energy produced by Edipower S.p.A. in excess of the amount permitted by complying with the limit). The first hearing, originally scheduled for March 15, 2007, has been postponed to May 24, 2007 after repeat notification. ACEA S.p.A. has said that it will ask the Court for preventative measures while the case is still under discussion. Edison is evaluating its defence tactics.

*Liability suit under art. 2393 of the Italian Civil Code (former Calcemento)*

We are still waiting for the sentence relating to the liability suit decided by the shareholders of Calcemento (now Edison) in May 1997 against the former chairman Lorenzo Panzavolta for violation of the obligations to manage the company correctly and diligently, causing foreseeable damage to the company and its shareholders, especially as a result of buying the real estate complex of Pizzo Sella (Poggio Mondello) and the companies Heracles and Halkis.

*Merger of Montedison (now Edison) – Finanziaria Agroindustriale*

There is nothing new to report with regard to the appeal against the sentence passed in December 2000 by the Genoa Court in the lawsuit brought by Mittel Investimenti Finanziari Mittel Investimenti Finanziari and other shareholders of Finanziaria Agroindustriale, for which we are still waiting for the decision against the parties that did not accept the negotiated settlement between Edison and Mittel Investimenti Finanziari.

*Sale of Tecnimont: Edison/Falck arbitration*

In the arbitration between Edison and Falck following the latter's failure to buy Edison's stake in Tecnimont, the Arbitration Board appointed an expert witness to determine the amount of the damage suffered in various ways by Edison as a consequence of Falck's breach of contract.

*MEMC lawsuits*

In the lawsuit brought by MEMC, among others, against Edison and Edison Energia concerning the commercial relationship for the sale and provision of electrical power, pending before the Milan and Venice Courts, an appeal was filed against the decision of the Milan Court that had rejected all of the counterparty's requests, condemning MEMC to reimburse the expenses incurred.

**B) Other Group companies**

*Pizzo Sella Complex and attachment of assets in Sicily*

There is nothing new to report with regard to the negative assessment suit by Finimeg, parent company of Poggio Mondello (now under court administration)

before the administrative tribunal to hear declare the inability for it and Poggio Mondello to suffer the confiscation for illegal construction of the building complex at Pizzo Sella ordered by the Palermo Court of Appeal and confirmed by the Court of Cassation in December 2001; a confiscation that includes the buildings owned by Poggio Mondello.
As regards the lawsuits by certain buyers and potential buyers of the houses that formed part of the Pizzo Sella complex that was confiscated, which sued Poggio Mondello and the Municipality of Palermo for damages caused by the confiscation, appeals are underway against the sentences passed by the Palermo Court, which decided that the confiscation could not be enforced against third parties who had bought in good faith and who had registered their title prior to the start of any administrative measure. On the other hand, appeals have continued against the sentences of the Palermo Court that penal confiscation could not be inflicted on those third-party buyers in good faith who had registered their title prior to the start of official proceedings. All of the other lawsuits concerning the houses in this complex are still pending in first degree.
We are waiting for the Palermo Court of Appeal to deposit its sentence regarding the impugnment of the sequestration, subsequently converted into confiscation of the shares, quotas and assets of the associates Finsavi and Generale Impianti, and of the subsidiaries Calcestruzzi Palermo, Frigotecnica and Poggio Mondello, decided by court order on May 15, 2002 by the Palermo Court as part of the proceedings for the application of preventive measures.

*Disputes regarding the provision of electricity*

As part of the commercial relationships of sale and provision of electrical power handled by Edison Energia, there is an ongoing dispute between the company and a former customer which is claiming compensation for damages allegedly caused to the customer's production by frequent blackouts.

*Impugnment of the resolutions passed by the shareholders of Sarmato Energia and Consorzio di Sarmato*

Proceedings have continued, with nothing new to report, in connection with (i) the impugnment by a shareholder of the resolution with which the ordinary shareholders' meeting of Sarmato Energia changed the amount of the rental of the Sarmato power station stipulated with Consorzio di Sarmato; and (ii) the other two lawsuits brought in the interests of the first, relating to the impugnment by the same shareholder of the resolutions of the shareholders' meeting of Sarmato Energia and Consorzio di Sarmato approving their respective financial statements at December 31, 2001.

*Edison Trading and Edipower – Brindisi coal bunker*

The expert witness appointed by the Public Prosecutor of Brindisi is continuing to look into the matter, above all to ascertain whether the subsoil and water stratum have been contaminated, following the attachment of the coal bunker used by Edipower's Brindisi Nord power station, ordered by the Public Prosecutor at the Brindisi Court on March 3, 2005, as it created an excessive amount of dust.

*Tedesco and Ferro Arbitration*

The arbitration proceedings initiated on August 30, 2005 by Messrs. Tedesco and Ferro against Montedison S.r.l. in connection with a preliminary purchase/sale contract worth 2 million euro for an area located at Mazara del Vallo was settled at modest cost to the Company.

* * *

Developments in the main **tax disputes** during the year were as follows:

*Former Edison S.p.A. – Direct taxes for the years 1994-1999*

Following a tax audit of Edison S.p.A. by the Fiscal Police in 2000 for the period 1994-1999, assessment notices have been issued for the years 1994-1998. Appeals were lodged and are being heard before the Tax Commissions.
The assessments for the years 1994, 1995 and 1996 have been cancelled in their entirety by the Provincial Tax Commission. However, to save time, they were settled in accordance with art. 16 of Law 289/2002 and subsequent extensions at a cost of around 3 million euro. The Tax Authorities have refused simplified definition of the matters in dispute for the years 1995 and 1996, but the company has in turn contested the validity of the refusal.
The Provincial Tax Commission accepted the main points in the appeal filed against the assessment for 1997, but the Tax Authorities have appealed the decision.
The assessment for the year 1998 was settled in court and can therefore be considered closed.

*Edison S.p.A. assessment for 2002 following a tax audit*

As a result of a tax audit carried out in November 2004-February 2005 by the Lombardy Regional Tax Office on Edison S.p.A.'s tax year 2002, assessments for income tax (IRES and IRAP) and VAT were notified in December 2005. Even if these did not show substantially higher amounts of tax or fines, they did reiterate the comments made in the audit report, reducing the amount of carry-forward tax losses by around 17 million euro.

The appeal filed against these assessments was heard last November before the Provincial Tax Commission of Milan; we are still waiting to know the outcome.

*EDF Energia Italia S.r.l. – Customs VAT assessment for 2001, 2002 and 2003*

Last December, EDF Energia Italia S.r.l., which was acquired in 2006 and subsequently merged with Edison Energia S.p.A., was notified an assessment for the years 2001, 2002 and 2003, with which the Milan Customs Office claimed 7.5 million euro of VAT and interest.
This assessment originates from a series of checks carried out by the Trieste Fiscal Police, who contested the non-EU nature of the electricity bought by EnBW Italia S.p.A. (and subsequently merged with EDF Energia Italia S.r.l.) and injected into the National Grid for consumption in Italy, without getting Customs clearance and paying VAT.
The Company will take steps to contest this assessment before the competent Tax Commissions as it considers the objections made by the Customs illegitimate and without foundation.
Moreover, any costs that derive from this assessment would in any case be covered by specific contractual guarantees given by the selling company, EDF International SA, at the time of the acquisition of the investment in EDF Energia Italia, which entirely protect the Company.

# Attachments to the notes to the consolidated financial statements

# 1 - Statement of changes in property, plant and equipment

| Property, plant and equipment millions of euro | Net book value 12.31.2005 Restated IFRIC 4 | Changes during the year | | |
|---|---|---|---|---|
| | | Consolidation Ecodeco Group | Additions | |
| Land | 103 | 8 | | |
| **Total land** | **103** | **8** | | |
| Buildings | 595 | 2 | 5 | |
| **Total buildings** | **595** | **2** | **5** | |
| **Total land and buildings** | **698** | **10** | **5** | |
| **Plant and machinery** | | | | |
| Production plant | 3,586 | 113 | 81 | |
| Transport lines | 68 | | | |
| Transformation stations | 36 | | 2 | |
| Distribution networks | 1,168 | | 64 | |
| Transferable plant and machinery | 730 | | | |
| Leasehold improvements | 2 | | 2 | |
| Leased assets | 128 | 35 | | |
| **Total plant and machinery** | **5,718** | **48** | **149** | |
| **Industrial and commercial equipment** | | | | |
| Miscellaneous equipment | 14 | | 5 | |
| Mobile phones | | | | |
| **Total industrial and commercial equipment** | **14** | | **5** | |
| **Other property, plant and equipment** | | | | |
| Furniture and fittings | | | | |
| Electric and electronic office machines | 19 | 1 | 2 | |
| Vehicles | | 1 | | |
| Fixed assets worth less than 516 euro | | | | |
| Refuse dumps | | 14 | | |
| **Total other property, plant and equipment** | **19** | **6** | **2** | |
| **Construction in progress and advances** | | | | |
| Buildings | 4 | | 5 | |
| Production plant | 1,021 | 12 | 233 | |
| Transport lines | | | | |
| Transformation stations | 1 | | 1 | |
| Distribution networks | 5 | | 12 | |
| Miscellaneous equipment | | | | |
| Other property, plant and equipment | | | | |
| Advances | 1 | | (1) | |
| Transferable assets in construction | 37 | | 10 | |
| **Total construction in progress and advances** | **1,069** | **2** | **260** | |
| **Total property, plant and equipment** | **7,518** | **186** | **421** | |

| | Changes during the year | | | | | | Net book value 12.31.2006 |
|---|---|---|---|---|---|---|---|
| | Changes of category | Other changes | Disposals | Depreciation | Writedowns | Total changes during the year | |
| | 1 | 9 | | | | 18 | 121 |
| | 1 | 9 | | | | 18 | 121 |
| | 61 | (2) | (1) | (36) | | 29 | 624 |
| | 61 | (2) | (1) | (36) | | 29 | 624 |
| | 62 | 7 | (1) | (36) | | 47 | 745 |
| | 822 | (40) | (16) | (369) | (46) | 545 | 4,131 |
| | | | (68) | | | (68) | |
| | | | | | | 2 | 38 |
| | 8 | | (430) | (51) | (4) | (413) | 755 |
| | 16 | (1) | | (19) | | (4) | 726 |
| | | | | (1) | | 1 | 3 |
| | | (15) | | (1) | | 19 | 147 |
| | 846 | (56) | (514) | (441) | (50) | 82 | 5,800 |
| | | | | (4) | | 1 | 15 |
| | | | | (4) | | 1 | 15 |
| | | | | (3) | | | 19 |
| | | | | | | 1 | 1 |
| | | | | | | 14 | 14 |
| | | | | (3) | | 15 | 34 |
| | (14) | | | | | (9) | (5) |
| | (843) | | | | | (598) | 423 |
| | | | | | | 1 | 2 |
| | (6) | | (2) | | | 4 | 9 |
| | 1 | 1 | | | | 2 | 2 |
| | | | | | | (1) | |
| | (46) | | | | | (36) | 1 |
| | (908) | 1 | (2) | | | (637) | 432 |
| | | (48) | (517) | (484) | (50) | (492) | 7,026 |

# 2 - Statement of changes in intangible assets

| Intangibile assets millions of euro | Net book value 12.31.2005 Restated IFRIC 4 | Changes during the year | | |
|---|---|---|---|---|
| | | Consolidation Ecodeco Group | Additions | |
| Industrial patents and intellectual property rights | 19 | | 4 | |
| Concessions, licences, trademarks and similar rights | 247 | 1 | 2 | |
| Goodwill | 1,936 | 28 | 6 | |
| Assets in process of formation | 4 | 1 | 3 | |
| Other intangible assets | 391 | | 18 | |
| **Total intangible assets** | **2,597** | **30** | **33** | |

| | Changes during the year | | | | | Net book value 12.31.2006 |
|---|---|---|---|---|---|---|
| | Other changes | Disposals | Amortisation | Writedowns | Total changes during the year | |
| | | | (5) | | (1) | 18 |
| | 1 | (10) | (14) | | (20) | 227 |
| | (51) | | | | (17) | 1,919 |
| | (1) | | | | 3 | 7 |
| | 1 | | (48) | (1) | (30) | 361 |
| | (50) | (10) | (67) | (1) | (65) | 2,532 |
| | | | | | | |

# 3 - List of companies included in the consolidated financial statements and of other investments

| Name figures are expressed in thousands of euro | Registered office | Currency | Share capital (*) | % held consolidation Group 12.31.2006 | |
|---|---|---|---|---|---|
| **Scope of consolidation** | | | | | |
| AEM Elettricità S.p.A. | Milan | Euro | 520,000 | 99.99% | |
| AEM Gas S.p.A. | Milan | Euro | 572,000 | 99.99% | |
| AEM Energia S.p.A. | Milan | Euro | 104 | 99.99% | |
| AEM Service S.r.l. | Milan | Euro | 12,405 | 100.00% | |
| AEM Trading S.r.l. | Milan | Euro | 299 | 100.00% | |
| AEM Calore & Servizi S.p.A. | Milan | Euro | 1,800 | 100.00% | |
| Delmi S.p.A. | Milan | Euro | 1,466,868 | 51.00% | |
| Proaris S.r.l. | Milan | Euro | 110 | 100.00% | |
| Valdisotto Energia S.r.l. | Valdisotto (So) | Euro | 152 | 100.00% | |
| Ecodeco S.r.l. | Milan | Euro | 7,468 | 30.00% | |
| Plurigas S.p.A. | Milan | Euro | 800 | 40.00% | |
| Edipower S.p.A. | Milan | Euro | 1,441,300 | 20.00% (1) | |
| Transalpina di Energia S.r.l. (2) | Milan | Euro | 3,146,000 | 50.00% | |
| ***Investments*** | | | | | |
| Mestni Plinovodi d.o.o. (7) | Capodistria (Slovenia) | Euro | 15,964 | | |
| Malpensa Energia S.r.l. | Segrate (Mi) | Euro | 5,200 | | |
| Società Servizi Valdisotto S.p.A. | Valdisotto (So) | Euro | 6,420 | | |
| e-Utile S.p.A. (7) | Milan | Euro | 1,000 | | |
| Zincar S.r.l. | Milan | Euro | 100 | | |
| Alagaz S.p.A. | St. Petersburg (Russa) | USD | 24,000 | | |
| AEM-Bonatti S.c.a.r.l. (in liquidation) | Milan | Euro | 10 | | |
| Burano S.p.A. | Milan | Euro | 10,200 | | |
| ACSM S.p.A. | Como | Euro | 46,871 | | |
| Utilia S.p.A. (3) | Rimini | Euro | 900 | | |
| Consolidation of the Delmi Group (6) | | | | | |
| Consolidation of the Ecodeco Group (7) | | | | | |
| **Total investments** | | | | | |
| ***Financial assets available for sale*** | | | | | |
| Atel Aare - Tessin AG fur Elektrizitat | Olten (CH) | CHF | 303,600,000 | | |
| A.G.A.M. S.p.A. | Monza | Euro | 46,482 | | |
| ASM S.p.A. | Sondrio | Euro | 5,834 | | |
| Consorzio DIX.IT (in liquidation) | Milan | Euro | 5,165 | | |
| CESI S.p.A. | Milan | Euro | 8,550 | | |
| Emittenti Titoli S.p.A. | Milan | Euro | 5,200 | | |
| Consorzio Milanosistema | Milan | Euro | 250 | | |
| AvioValtellina S.p.A. | Sondrio | Euro | 2,880 | | |
| Bluefare Ltd. | London | LST | 1,000 | | |
| CO.GE.R. 2004 S.p.A. in liquidation (4) | Sant'Antimo (NA) | Euro | 150 | | |
| CESI S.p.A. (5) | Milan | Euro | 8,550 | | |
| Consolidation of the Delmi Group (6) | | | | | |
| Consolidation of the Ecodeco Group (7) | | | | | |
| **Total investments in other companies** | | | | | |

(*) Share capitals are expressed in thousands of euro.
(1) The percentage shown here assumes that all of the put option rights are exercised.
(2) AEM S.p.A. owns 50% of Transalpina di Energia S.r.l. indirectly through DELMI S.p.A..
(3) AEM S.p.A. owns 20% of Utilia S.p.A. indirectly through AEM Service S.r.l..
(4) AEM S.p.A. owns 5% of CO.GE.R. 2004 S.p.A. in liquidation indirectly through its subsidiary AEM Calore & Servizi S.p.A..
(5) Edipower S.p.A. holds 7% of CESI S.p.A.; the book value shown here represents the 20% that belongs to the AEM Group.
(6) Reference should be made to attachments 4-5-6-7 for information on the investments of the Delmi Group;
(7) The financial statement figures of the company refer to the financial statements as of September 30, 2006.
(8) The investments in these companies have been reclassified in caption C - NON-CURRENT ASSETS HELD FOR SALE.

| | Portions held % | Shareholder | Securities held with voting rights % (a) | Exercisable voting rights (b) | Book value at 12.31.2006 | Valuation method |
|---|---|---|---|---|---|---|
| | 99.99% | AEM S.p.A. | - | - | | Line-by-line consolidation |
| | 99.99% | AEM S.p.A. | - | - | | Line-by-line consolidation |
| | 99.99% | AEM S.p.A. | - | - | | Line-by-line consolidation |
| | 100.00% | AEM S.p.A. | - | - | | Line-by-line consolidation |
| | 100.00% | AEM S.p.A. | - | - | | Line-by-line consolidation |
| | 100.00% | AEM S.p.A. | - | - | | Line-by-line consolidation |
| | 51.00% | AEM S.p.A. | - | - | | Line-by-line consolidation |
| | 100.00% | AEM S.p.A. | - | - | | Line-by-line consolidation |
| | 100.00% | AEM S.p.A. | - | - | | Line-by-line consolidation |
| | 30.00% | AEM S.p.A. | - | - | | Line-by-line consolidation |
| | 40.00% | AEM S.p.A. | - | - | | Proportional consolidation |
| | 16.00% | AEM S.p.A. | - | - | | Proportional consolidation |
| | 50.00% | Delmi S.p.A. | - | - | | Proportional consolidation |
| | 41.11% | AEM S.p.A. | - | - | - | Net equity |
| | 49.00% | AEM S.p.A. | - | - | 3,982 | Net equity |
| | 35.45% | AEM S.p.A. | - | - | 2,624 | Net equity |
| | 49.00% | AEM S.p.A. | - | - | 1,712 | Net equity |
| | 27.00% | AEM S.p.A. | - | - | 155 | Net equity |
| | 35.00% | AEM S.p.A. | - | - | 8 | Net equity |
| | 50.00% | AEM S.p.A. | - | - | 5 | Net equity |
| | 23.53% | AEM S.p.A. | - | - | 7,232 | Net equity |
| | 20.00% | AEM S.p.A. | - | - | 23,080 | Net equity |
| | 20.00% | AEM Service S.r.l. | - | - | 240 | Net equity |
| | | | | | 22,195 | See attachment 5 |
| | | | | | 259 | See attachment 8 |
| | | | | | 61,492 | |
| | 5.76% | AEM S.p.A. | - | - | 337,327 | Fair value |
| | 17.49% | AEM S.p.A. | - | - | 17,439 | Fair value |
| | 3.99% | AEM S.p.A. | - | - | 874 | Fair value |
| | 14.28% | AEM S.p.A. | - | - | 738 | Fair value |
| | 1.87% | AEM S.p.A. | - | - | 165 | Fair value |
| | 1.85% | AEM S.p.A. | - | - | 78 | Fair value |
| | 10.00% | AEM S.p.A. | - | - | 25 | Fair value |
| | 0.19% | AEM S.p.A. | - | - | 5 | Fair value |
| | 20.00% | AEM S.p.A. | - | - | 2 | Fair value |
| | 5.00% | AEM Calore & Servizi S.p.A. | - | - | 2 | Fair value |
| | 7.00% | Edipower S.p.A. | - | - | 271 | Fair value |
| | | | | | 60,892 | See attachment 7 |
| | | | | | 199 | See attachment 8 |
| | | | | | 418,017 | |

(9) Reference should be made to attachments 8 for information on the investments of the Ecodeco Group.

(a) The percentage of securities held with voting rights is given by the ratio between the total number of securities representing share capital with voting rights held directly (whoever holds the voting right) and total share capital with voting rights (e.g. ordinary and preference shares).
Percentages are given only if they differ from the percentage of capital held.

(b) The percentage of the voting rights that can be exercised is given by the ratio between the number of voting rights at an ordinary shareholders' meeting of which the investing company is effectively the direct holder, and the total number of voting rights that exist at an ordinary shareholders' meeting.
Percentages are given only if they differ from the percentage of capital held.
Note that on December 15, 2006 AEM S.p.A. was involved in setting up Società Cooperativa Polo dell'Innovazione della Valtellina, subscribing for 5 shares of par value euro 50 each.

# 4 - Investments of the Delmi Group - List of investments

(figures reflect 100% of the Edison Group, which is consolidated 50% through the Delmi Group)

| Name | Registered office | Currency | Share capital | Consolidated portion of the Group (a) 12.31.2006 | Consolidated portion of the Group (a) 12.31.2005 |
|---|---|---|---|---|---|
| A) Companies included in the scope of consolidation | | | | | |
| A.1) Companies consolidated line-by-line | | | | | |
| Consorzio di Sarmato Soc. Cons. P.A. | Milan (I) | Euro | 200,000 | 36.430 | 36.430 |
| Ecofuture S.r.l. (Sole shareholder) | Milan (I) | Euro | 10,200 | 69.390 | 69.390 |
| Gever S.p.A. | Milan (I) | Euro | 10,500,000 | 35.390 | 35.390 |
| Hydro Power Energy S.r.l. – Hpe S.r.l. (Sole shareholder) | Bolzano (I) | Euro | 50,000 | 69.390 | 69.390 |
| Jesi Energia S.p.A. | Milan (I) | Euro | 5,350,000 | 48.570 | 48.570 |
| Sarmato Energia S.p.A. | Milan (I) | Euro | 14,420,000 | 42.330 | 42.330 |
| Sondel Dakar BV | Rotterdam (Nl) | Euro | 18,200 | 69.390 | 69.390 |
| Termica Boffalora S.r.l. | Milan (I) | Euro | 14,220,000 | 48.570 | 48.570 |
| Termica Celano S.r.l. | Milan (I) | Euro | 259,000 | 48.570 | 48.570 |
| Termica Cologno S.r.l. | Milan (I) | Euro | 9,296,220 | 45.100 | 45.100 |
| Termica Milazzo S.r.l. | Milan (I) | Euro | 23,241,000 | 41.630 | 41.630 |
| Edison Energie Speciali S.p.A. (Sole shareholder) | Milan (I) | Euro | 4,200,000 | 69.390 | 69.390 |
| Monsei Esco S.r.l. (Sole shareholder) | Milan (I) | Euro | 100,000 | 69.390 | 69.390 |
| Edison D.G. S.p.A. (Sole shareholder) | Selvazzano Dentro (Pd) (I) | Euro | 460,000 | 69.390 | 69.390 |
| Edison International S.p.A. | Milan (I) | Euro | 17,850,000 | 69.390 | 69.390 |
| Edison Stoccaggio S.p.A. (Sole shareholder) | Milan (I) | Euro | 81,497,301 | 69.390 | 69.390 |
| Euroil Exploration Ltd | London (GB) | GBP | 9,250,000 | 69.390 | 69.390 |
| Edison Trading S.p.A. (Sole shareholder) | Milan (I) | Euro | 30,000,000 | 69.390 | 69.390 |
| Volta S.p.A. | Milan (I) | Euro | 130,000 | 35.390 | 35.390 |
| Edison Energia S.p.A. (Sole shareholder) | Milan (I) | Euro | 22,000,000 | 69.390 | 69.390 |
| Eneco Energia S.p.A. | Bolzano (I) | Euro | 300,000 | 69.390 | - |
| Atema Limited | Dublin 2 (Irl) | Euro | 1,500,000 | 69.390 | 69.390 |
| Edison Hellas SA | Athens (Gr) | Euro | 263,700 | 69.390 | 69.390 |
| Edison S.p.A. | Milan (I) | Euro | 4,273,139,453 | 69.390 | 69.390 |
| Finanziaria di Partecipazioni Elettriche Finel S.p.A. | Milan (I) | Euro | 194,000,000 | 69.390 | 69.390 |
| Montedison Finance Europe NV | Amsterdam (Nl) | Euro | 4,537,803 | 69.390 | 69.390 |
| Selm Holding International SA | Luxembourg (I) | Euro | 24,000,000 | 69.390 | 69.390 |
| Montedison S.r.l. (Sole shareholder) | Milan (I) | Euro | 2,583,000 | 69.390 | 69.390 |
| Nuova Alba S.r.l. (Sole shareholder) | Milan (I) | Euro | 2,016,457 | 69.390 | 69.390 |
| Edison Treasury Services S.r.l. (Sole shareholder) | Conegliano (I) | Euro | 10,000 | 69.390 | - |
| A.2) Companies consolidated on a proportional basis | | | | | |
| Bluefare Ltd | London (GB) | GBP | 1,000 | 34.690 | 34.690 |
| Ibiritermo SA | Ibiritè - Estado De Minas Gerais (BR) | BRL | 7,651,814 | 34.690 | 34.690 |
| Sel - Edison S.p.A. | Castelbello (Bz) (I) | Euro | 84,798,000 | 29.140 | 29.140 |
| Seledison Net S.r.l. (Sole shareholder) | Castelbello - Ciardes (Bz) (I) | Euro | 200,000 | 29.140 | 29.140 |
| Parco Eolico Castelnuovo S.r.l. | Castelnuovo di Conza (Sa) (I) | Euro | 10,200 | 34.690 | 34.690 |
| Edipower S.p.A. | Milan (I) | Euro | 1,441,300,000 | 34.690 | 34.690 |
| Ed-ina d.o.o. | Zagabria (Hr) | HRK | 20,000 | 34.690 | 34.690 |
| Ascot S.r.l. | Bressanone (Bz) (I) | Euro | 10,330 | 34.690 | - |
| Internat. Water Serv. (Guayaquil) Interagua C. Ltda | Guayaquil (ec) | USD | 20,890,000 | 31.220 | 18.420 |
| International Water (Uk) Limited | London (GB) | GBP | 1,001 | 34.690 | 34.690<br>99.900 |
| International Water Holdings BV | Amsterdam (Nl) | Euro | 40,000 | 34.690 | 34.690 |
| International Water Services (Guayaquil) BV | Amsterdam (Nl) | Euro | 20,000 | 34.690 | 20.470 |
| International Water Services Ltd | Zug (CH) | CHF | 100,000 | 34.690 | 34.690 |
| Assets held for sale | | | | | |
| Serene S.p.A. | Milan (I) | Euro | 25,800,000 | 46.020 | 46.020 |

| % of capital held | | Securities held with voting rights % | Exercisable voting rights % | Type of investment |
|---|---|---|---|---|
| % (b) | Shareholder | (c) | (d) | (e) |
| 52.500 | Edison S.p.A. | - | - | SUB |
| 100.000 | Edison S.p.A. | - | - | SUB |
| 51.000 | Edison S.p.A. | - | - | SUB |
| 100.000 | Edison S.p.A. | - | - | SUB |
| 70.000 | Edison S.p.A. | - | - | SUB |
| 61.000 | Edison S.p.A. | - | - | SUB |
| 100.000 | Montedison Finance Europe NV | - | - | SUB |
| 70.000 | Edison S.p.A. | - | - | SUB |
| 70.000 | Edison S.p.A. | - | - | SUB |
| 65.000 | Edison S.p.A. | - | - | SUB |
| 60.000 | Edison S.p.A. | - | - | SUB |
| 100.000 | Edison S.p.A. | - | - | SUB |
| 100.000 | Edison S.p.A. | - | - | SUB |
| 100.000 | Edison S.p.A. | - | - | SUB |
| 70.000 | Edison S.p.A. | - | - | SUB |
| 30.000 | Selm Holding International SA | | | |
| 100.000 | Edison S.p.A. | - | - | SUB |
| 0.000 | Edison S.p.A. | - | - | SUB |
| 100.000 | Selm Holding International SA | | | |
| 100.000 | Edison S.p.A. | - | - | SUB |
| 51.000 | Edison S.p.A. | - | - | SUB |
| 100.000 | Edison S.p.A. | - | - | SUB |
| 70.000 | Edison S.p.A. | - | - | SUB |
| 100.000 | Edison S.p.A. | - | - | SUB |
| 100.000 | Edison S.p.A. | - | - | SUB |
| 69.390 | Transalpina di Energia S.r.l. | 71.230 | 71.230 | SUB |
| 80.000 | Edison S.p.A. | - | - | SUB |
| 100.000 | Edison S.p.A. | - | - | SUB |
| 99.950 | Edison S.p.A. | - | - | SUB |
| 0.050 | Montedison S.r.l. (Sole shareholder) | - | - | |
| 100.000 | Edison S.p.A. | - | - | SUB |
| 100.000 | Edison S.p.A. | - | - | SUB |
| 100.000 | Edison S.p.A. | - | - | SUB |
| 50.000 | Edison S.p.A. | - | - | JV |
| 50.000 | Edison S.p.A. | - | - | JV |
| 42.000 | Edison S.p.A. | - | - | JV |
| 100.000 | Sel - Edison S.p.A. | - | - (f) | JV |
| 50.000 | Edison Energie Speciali S.p.A. (Sole shareholder) | - | - | JV |
| 40.000 | Edison S.p.A. | - | - | JV |
| 50.000 | Edison International S.p.A. | - | - | JV |
| 50.000 | Eneco Energia S.p.A. | - | - | JV |
| 90.000 | International Water Services (Guayaquil) BV | - | - | JV |
| 0.100 | International Water Holdings BV | 0.000 | 0.000 | JV |
| | Iwl Corporate Limited (in liquidation) | 100.000 | 100.000 | |
| 50.000 | Edison S.p.A. | - | - | JV |
| 59.000 | International Water Holdings BV | - | - | JV |
| 100.000 | International Water Holdings BV | - | - | JV |
| 66.320 | Edison S.p.A. | - | - (g) | JV |

# 5 - Investments of the Delmi Group - List of investments

**(figures reflect 100% of the Edison Group, which is consolidated 50% through the Delmi Group)**

| Name | Registered office | Currency | Share capital | Consolidated portion of the Group (a) 12.31.2005 | |
|---|---|---|---|---|---|
| **B) Companies carried at equity** | | | | | |
| Consorzio Barchetta | Jesi (An) (I) | Euro | 2,000 | | |
| Consorzio Montoro | Narni (I) | Euro | 4,000 | | |
| Consorzio Vicenne | Celano (I) | Euro | 1,000 | | |
| Gti Dakar Ltd | George Town - Gran Caiman (GBC) | Euro | 14,686,479 | | |
| Kraftwerke Hinterrhein AG | Thusis (CH) | CHF | 100,000,000 | | |
| Rome Energia S.r.l. | Rome (I) | Euro | 50,000 | | |
| Sistemi Di Energia S.p.A. | Milan (I) | Euro | 10,475,000 | | |
| Soc. Svil. Rea. Gest. Gasdot. Alg - Itav. Sardeg. Galsi S.p.A. (formerly Soc. Stud. Prom. Gasdot. Alg - Ita V. Sardeg. Galsi S.p.A.) | Milan (I) | Euro | 838,000 | 12.490 | |
| Blumet S.p.A. | Reggio Emilia (I) | Euro | 7,600,000 | | |
| Eta 3 S.p.A. | Arezzo (I) | Euro | 2,000,000 | | |
| Gasco S.p.A. | Bressanone (Bz) (I) | Euro | 350,000 | | |
| Prometeo S.p.A. | Osimo (An) (I) | Euro | 1,938,743 | | |
| S.A.T. Finanziaria S.p.A. | Sassuolo (Mo) (I) | Euro | 1,000,000 | | |
| Utilità S.p.A. | Milan (I) | Euro | 2,307,692 | | |
| Iniziativa Universitaria 1991 S.p.A. | Varese (I) | Euro | 16,120,000 | | |
| Soc. per la gest. del Palazzo Centro Congressi S.r.l. | Assago (Mi) (I) | Euro | 10,200 | | |

| | % of capital held | | Securities held with voting rights (c) | Exercisable voting rights (d) | Book value in millions of euro (f) | Type of investment (e) |
|---|---|---|---|---|---|---|
| | % (b) | Shareholder | | | | |
| | 50.000 | Jesi Energia S.p.A. | - | - | | ASS |
| | 25.000 | Edison S.p.A. | - | - | | ASS |
| | 50.000 | Termica Celano S.r.l. | - | - | | ASS |
| | 30.000 | Sondel Dakar BV | - | - | 3.7 | ASS |
| | 20.000 | Edison S.p.A. | - | - | 15.5 | ASS |
| | 35.000 | Edison S.p.A. | - | - | 0.4 | ASS |
| | 40.570 | Edison S.p.A. | - | - | 4.0 | ASS |
| | 18.000 | Edison S.p.A. | - | - | 1.3 | ASS |
| | 28.320 | Edison S.p.A. | - | - | 3.7 | ASS |
| | 33.010 | Edison S.p.A. | - | - | 1.3 | ASS |
| | 40.000 | Edison S.p.A. | - | - | 0.1 | ASS |
| | 21.000 | Edison S.p.A. | - | - | 0.5 | ASS |
| | 40.000 | Edison S.p.A. | - | - | 0.8 | ASS |
| | 35.000 | Edison S.p.A. | - | - | 0.8 | ASS |
| | 32.260 | Montedison S.r.l. (Sole shareholder) | - | - (m) | 3.9 | ASS |
| | 44.820 | Montedison S.r.l. (Sole shareholder) | - | - | | ASS |

# 6 - Investments of the Delmi Group - List of investments

**(figures reflect 100% of the Edison Group, which is consolidated 50% through the Delmi Group)**

| Name | Registered office | Currency | Share capital | Consolidated portion of the Group (a) 12.31.2005 |
|---|---|---|---|---|
| **C) Investments in companies in liquidation or subject to permanent restrictions** | | | | |
| Auto Gas Company S.A.E. (in liquidation) | Il Cairo (Et) | Egp | 1,700,000 | |
| Codest S.r.l. | Pavia di Udine (Ud) (I) | Euro | 15,600 | |
| Consorzio Friulano per il Tagliamento | Udine (I) | Euro | 10,330 | |
| C.F.C. Consorzio Friulano Costruttori (in liquidation) | Udine (I) | LIT | 100,000,000 | |
| Calbiotech S.r.l. (in bankruptcy) | Ravenna (I) | LIT | 90,000,000 | |
| Calcestruzzi Palermo S.r.l. (in liquidation) (in Amministrazione Giudiziaria) (Sole shareholder) | Palermo (I) | Euro | 108,360 | |
| Cempes S.c.r.l. (in liquidation) | Villa Adriana - Tivoli (Rm) (I) | Euro | 15,492 | |
| Ci.Far. S.c.a.r.l. (in bankruptcy) | Udine (I) | LIT | 20,000,000 | |
| Compo Chemical Company (in liquidation) | Wilmington, Delaware (USA) | USD | 1,000 | |
| Compo Shoe Machinery Corp. of Canada (in liquidation) | Montreal – Quebec (CDN) | CAD | 500 | |
| Coniel S.p.A. (in liquidation) | Rome (I) | Euro | 1,020 | |
| Consorzio Carnia S.c.r.l. (in liquidation) | Rome (I) | Euro | 45,900 | |
| Convolci S.c.n.c. (in liquidation) | Sesto San Giovanni (I) | Euro | 5,165 | |
| Ferruzzi Trading France SA (in liquidation) | Paris (F) | Euro | 7,622,451 | |
| Finimeg S.p.A. (Sole shareholder) (in liquidation) | Milan (I) | Euro | 2,425,200 | |
| Finsavi S.r.l. in Amministrazione Giudiziaria | Palermo (I) | Euro | 18,698 | |
| Frigotecnica S.r.l. (Sole shareholder) in Amministrazione Giudiziaria (in liquidation) | Palermo (I) | Euro | 76,500 | |
| Groupement Gambogi-Cisa (in liquidation) | Dakar (Sn) | XAF | 1,000,000 | |
| Inica S.a.r.l. (in liquidation) | Lisbona (P) | PTE | 1,000,000 | |
| Nuova C.I.S.A. S.p.A. (in liquidation) (Sole shareholder) | Milan (I) | Euro | 1,549,350 | |
| Nuova I.S.I. Impianti Selez, Inerti S.r.l. (in bankruptcy) | Vazia (Ri) (I) | LIT | 150,000,000 | |
| Poggio Mondello S.r.l. (Sole shareholder) in Amministrazione Giudiziaria | Palermo (I) | Euro | 364,000 | |
| Sistema Permanente di Servizi S.p.A. (in bankruptcy) | Rome (I) | Euro | 154,950 | |
| Soc. Gen. per Progr. Cons. e Part. S.p.A. (in Amm. Straordinaria) | Rome (I) | LIT | 300,000,000 | |
| Sorrentina S.c.a.r.l. (in liquidation) | Rome (I) | Euro | 46,480 | |
| Stel S.p.A. (in liquidation) | Milan (I) | Euro | 520,000 | 52.040 |
| Trieste Tre S.r.l. (in liquidation) | Ravenna (I) | Euro | 10,400 | |
| International Water Services Limited (in liquidation) | George Town - Grand Cayman (GBC) | USD | 45,100 | 34.620 |
| Iwl (Asia Pacific) Pte Ltd (in liquidation) | Singapore (SGP) | SGD | 2 | 34.690 |
| Iwl Adelaide Pty Ltd (in liquidation) | Sydney - Nsw (AUS) | AUD | 1,020,460 | 34.690 |
| Iwl Corporate Limited (in liquidation) | London (GB) | GBP | 1 | 34.690 |
| Iwl Services Holdings (UK) Limited (in liquidation) | London (GB) | GBP | 2 | 34.690 |

| | % of capital held | | Securities held with voting rights % (c) | Exercisable voting rights % (d) | Book value in millions of euro (f) | Type of investment (e) |
|---|---|---|---|---|---|---|
| | % (b) | Shareholder | | | | |
| | 30.000 | Edison International S.p.A. | - | - | 0.2 | ASS |
| | 33.330 | Nuova C.I.S.A. S.p.A. (in liq.) (Sole shareholder) | - | - | | ASS |
| | 16.300 | Nuova C.I.S.A. S.p.A. (in liq.) (Sole shareholder) | - | - | | TP |
| | 20.000 | Nuova C.I.S.A. S.p.A. (in liq.) (Sole shareholder) | - | - | | ASS |
| | 55.000 | Edison S.p.A. | - | - | | SUB |
| | 100.000 | Edison S.p.A. | - | (l) 0.000 | | SUB |
| | 33.330 | Nuova C.I.S.A. S.p.A. (in liq.) (Sole shareholder) | - | - | | ASS |
| | 60.000 | Nuova C.I.S.A. S.p.A. (in liq.) (Sole shareholder) | - | - | | SUB |
| | 100.000 | Nuova Alba S.r.l. (Sole shareholder) | - | - | | SUB |
| | 100.000 | Nuova Alba S.r.l. (Sole shareholder) | - | - | | SUB |
| | 35.250 | Edison S.p.A. | - | - | | ASS |
| | 17.000 | Nuova C.I.S.A. S.p.A. (in liq.) (Sole shareholder) | - | - | | TP |
| | 27.370 | Nuova C.I.S.A. S.p.A. (in liq.) (Sole shareholder) | - | - | | ASS |
| | 100.000 | Edison S.p.A. | - | - | 5.9 | SUB |
| | 100.000 | Edison S.p.A. | - | - | 2.0 | SUB |
| | 50.000 | Edison S.p.A. | - | (l) 0.000 | | ASS |
| | 100.000 | Edison S.p.A. | - | (l) 0.000 | | SUB |
| | 50.000 | Nuova C.I.S.A. S.p.A. (in liq.) (Sole shareholder) | - | - | | ASS |
| | 20.000 | Edison S.p.A. | - | - | | ASS |
| | 100.000 | Edison S.p.A. | - | - | 0.4 | SUB |
| | 33.330 | Montedison S.r.l. (Sole shareholder) | - | - | | ASS |
| | 100.000 | Finimeg S.p.A. (in liq.) (Sole shareholder) | - | (l) 0.000 | | SUB |
| | 12.600 | Edison S.p.A. | - | - | | TP |
| | 59.330 | Edison S.p.A. | - | - | | SUB |
| | 25.000 | Nuova C.I.S.A. S.p.A. (in liq.) (Sole shareholder) | - | - | | ASS |
| | 75.000 | Edison S.p.A. | - | - | | SUB |
| | 50.000 | Nuova C.I.S.A. S.p.A. (in liq.) (Sole shareholder) | - | - | | ASS |
| | 100.000 | International Water Holdings BV | - | - | | JV |
| | 100.000 | International Water Holdings BV | - | - | | JV |
| | 100.000 | International Water Holdings BV | - | - | | JV |
| | 100.000 | Iwl Services Holdings (UK) Limited (in liq.) | - | - | | JV |
| | 100.000 | International Water Holdings BV | - | - | | JV |

# 7 - Investments of the Delmi Group - List of investments

**(figures reflect 100% of the Edison Group, which is consolidated 50% through the Delmi Group)**

| Name | Registered office | Currency | Share capital | Consolidated portion of the Group (a) 12.31.2005 | |
|---|---|---|---|---|---|
| **D) Investments in other companies shown at fair value** | | | | | |
| **D.1) Trading** | | | | | |
| ACSM S.p.A. | Como (I) | Euro | 46,870,625 | | |
| ACEGAS - APS - S.p.A. | Trieste (I) | Euro | 282,983,213 | | |
| AMSC - American Superconductor | N/A (USA) | USD | 19,128,000 | | |
| **D.2) Available for sale** | | | | | |
| Terminale GNL Adriatico S.r.l. | Milan (I) | Euro | 200,000,000 | | |
| Global Power S.p.A. | Verona (I) | Euro | 500,000 | | |
| RCS MediaGroup S.p.A. | Milan (I) | Euro | 762,019,050 | | |
| Emittenti Titoli S.p.A. | Milan (I) | Euro | 4,264,000 | | |
| European Energy Exchange AG - Eex | Leipzig (D) | Euro | 40,050,000 | | |
| Istituto Europeo di Oncologia S.r.l. | Milan (I) | Euro | 79,071,770 | | |
| Mb Venture Capital Fund I Participating Comp. e NV | Amsterdam (Nl) | Euro | 50,000 | | |
| Syremont S.p.A. | Messina (I) | Euro | 750,000 | | |
| Other unlisted investments | | | | | |

NOTES

(a) The consolidated portion of the Delmi Group is calculated taking into account the portions of share capital held by the parent company or by subsidiaries consolidated on a line-by-line basis and by joint ventures consolidated proportionally.

(b) The portion held is given by the ratio between the nominal value of all securities representing share capital held directly and total share capital. In calculating this ratio, any treasury shares have to be deducted from the denominator (total share capital).

(c) The percentage of securities held with voting rights is given by the ratio between the total number of securities representing share capital with voting rights held directly (whoever holds the voting right) and total share capital with voting rights (e.g. ordinary and preference shares). Percentages are given only if they differ from the percentage of capital held.

(d) The percentage of the voting rights that can be exercised is given by the ratio between the number of voting rights at an ordinary shareholders' meeting of which the investing company is effectively the direct holder, and the total number of voting rights that exist at an ordinary shareholders' meeting. Percentages are given only if they differ from the percentage of capital held.

(e) SUB = subsidiary; JV = joint venture; ASS = associate; TP = third parties.

(f) The book value is only given for companies valued at net equity or at cost and held directly by the parent company or by other companies consolidated on a line-by-line or proportional basis, and only in the event that this value is equal to or higher than 1 million euro.

(g) Subsidiary in accordance with art. 2359 of the Italian Civil Code.

(h) Company subject to management control and coordination by Edison S.p.A..

(i) Company subject to management control and coordination by Sel Edison S.p.A..

(l) Company whose assets and quotas or shares have been seized with attribution of the voting right to the special administrator appointed by the Palermo Court – Prevention Measures Section – on July 7, 1998.

(m) Investment subject to attachment. The voting right is held by the Attachment Custodian. On May 5, 2006 the Milan Court accepted Montedison S.r.l. plea against the attachment. The Court's decision has still not been announced.

| | % of capital held | | Securities held with voting rights % (c) | Exercisable voting rights % (d) | Book value in millions of euro (f) | Type of investment (e) |
|---|---|---|---|---|---|---|
| | % (b) | Shareholder | | | | |
| | 3.170 | Edison S.p.A. | – | – | 3.7 | TP |
| | 1.300 | Edison S.p.A. | – | – | 6.1 | TP |
| | 0.840 | Edison S.p.A. | – | – | 1.1 | TP |
| | 10.000 | Edison S.p.A. | – | – | 84.4 | TP |
| | 12.250 | Eneco Energia S.p.A. | – | – | 0.2 | TP |
| | 0.970 | Edison S.p.A. | 1.010 | 1.010 | 28.2 | TP |
| | 3.890 | Edison S.p.A. | – | – | 0.2 | TP |
| | 0.750 | Edison S.p.A. | – | – | 0.7 | TP |
| | 4.370 | Edison S.p.A. | – | – | 3.5 | TP |
| | 7.000 | Montedison Finance Europe NV | – | – | 3.4 | TP |
| | 40.000 | Edison S.p.A. | – | – | 1.2 | ASS |

# 8 - Investments of the Ecodeco Group

| Name<br>Euro figures are expressed in thousands | Registered office | Currency | Share capital (*) | % Group holding- at 12.31.2006 | |
|---|---|---|---|---|---|
| *Scope of consolidation* | | | | | |
| Ecodeco S.r.l. | Milan | Euro | 7,469.0 | | |
| Ecolombardia 18 S.r.l. | Milan | Euro | 1,940.0 | 85.49% | |
| Ecolombardia 4 S.p.A. | Milan | Euro | 17,727.0 | 68.55% | |
| Sicura S.r.l. | Milan | Euro | 1,040.0 | 92.77% | |
| Fertilvita S.r.l. | Milan | Euro | 3,752.0 | 95.84% | |
| Sistema Ecodeco UK Ltd | Essex (UK) | LST | 250,002.0 | 100.00% | |
| Ecoenergia S.r.l. | Milan | Euro | 1,550.0 | 95.84% | |
| Amica S.r.l. | Cavaglia (BI) | Euro | 75.0 | 96.83% | |
| Cavaglià S.p.A. | Milan | Euro | 306.6 | 95.65% | |
| Vespia S.r.l. | Turin | Euro | 10.0 | 94.60% | |
| A.S.R.A.B. S.p.A. | Biella | Euro | 2,582.0 | 66.00% | |
| Amica Villafalletto S.r.l. | Cavaglia (BI) | Euro | 75.0 | 96.83% | |
| CMT Ambiente S.r.l. | Milan | Euro | 93.0 | 48.78% | |
| Nicosiambiente S.r.l. | Nicosia (EN) | Euro | 50.0 | 80.34% | |
| Ecoair S.r.l. | Milan | Euro | 10.0 | 100.00% | |
| SED S.r.l. | Turin | Euro | 1,250.0 | 50.00% | |
| Bergamo Pulita S.r.l. | Bergamo | Euro | 10.0 | 50.00% | |
| Bellisolina S.r.l. | Montanaso | Euro | 52.0 | 47.92% | |
| Biotecnica | Varese | Euro | 10.0 | 50.00% | |
| *Investments in associated companies* | | | | | |
| Bonifica Sieroterapico S.c.a.r.l. | Giussago | Euro | 10.5 | | |
| Presidio Ambiente S.r.l. in liquidazione | Bergamo | Euro | 153.0 | | |
| Azienda Agricola Verde S.r.l.( **) | Brescia | Euro | 55.0 | | |
| Old River Ranch S.c.a.r.l. | Reggio Emilia | Euro | 40.0 | | |
| Tecno Acque Cusio S.r.l. | Omegna | Euro | 206.0 | | |
| Total investments in associated companies | | | | | |
| *Investments in other companies* | | | | | |
| Broni Stradella S.p.A. | Stradella (PV) | Euro | 8,069.0 | | |
| Tirreno Ambiente S.p.A. | Mazzarà S. Andrea (ME) | Euro | 1,032.9 | | |
| Consorzio Polieco | Roma | Euro | n.d. | | |
| Consorzio Italiano Compostatori | Bologna | Euro | 215.3 | | |
| Guglionesi Ambiente S.c.r.l. | Guglionesi (MC) | Euro | 10.0 | | |
| Total investments in other companies | | | | | |

(*) Share capitals are expressed in thousands of euro.
The share capital of Sistema Ecodeco UK is in pounds sterling.
(**) Available for sale

| | % held | Shareholder | Securities held with voting right % (a) | Exercisable voting rights (b) | Book value at 12.31.2006 thousands of euro | Valuation method |
|---|---|---|---|---|---|---|
| | | | | | | Line-by-line consolidation |
| | 85.49% | Ecodeco | | | | Line-by-line consolidation |
| | 68.56% | Ecodeco | | | | Line-by-line consolidation |
| | 96.80% | Fertilvita | | | | Line-by-line consolidation |
| | 95.84% | Ecodeco | | | | Line-by-line consolidation |
| | 100.00% | Ecodeco | | | | Line-by-line consolidation |
| | 100.00% | Fertilvita | | | | Line-by-line consolidation |
| | 100.00% | Fertilvita. Ecodeco. Cavaglià | | | | Line-by-line consolidation |
| | 99.80% | Fertilvita | | | | Line-by-line consolidation |
| | 98.90% | Cavaglià | | | | Line-by-line consolidation |
| | 69.00% | Cavaglià | | | | Line-by-line consolidation |
| | 100.00% | Fertilvita. Ecodeco. Cavaglià | | | | Line-by-line consolidation |
| | 51.00% | Cavaglià | | | | Line-by-line consolidation |
| | 84.00% | Cavaglià. Ecodeco | | | | Line-by-line consolidation |
| | 100.00% | Ecodeco | | | | Line-by-line consolidation |
| | 50.00% | Ecodeco | | | | Proportional consolidation |
| | 50.00% | Ecodeco | | | | Proportional consolidation |
| | 50.00% | Fertilvita | | | | Proportional consolidation |
| | 50.00% | Ecodeco | | | | Proportional consolidation |
| | 50.00% | Ecodeco | | | 5 | Fair value |
| | 49.90% | Fertilvita | | | 0 | Fair value |
| | 50.00% | Ecodeco | | | 190 | Fair value |
| | 25.00% | Ecodeco | | | 10 | Fair value |
| | 25.00% | Cavaglià | | | 243 | Net equity |
| | | | | | 448 | |
| | 0.01% | Fertilvita | - | - | 1.0 | Fair value |
| | 3.00% | Ecodeco. Cavaglià | - | - | 2.5 | Fair value |
| | 0.00% | Ecodeco | - | - | 2.5 | Fair value |
| | 0.00% | Fertilvita | - | - | 3.0 | Fair value |
| | 1.00% | Cavaglià | - | - | - | Fair value |
| | | | | | 9.0 | |

Attachments 8 and 9 provide information on the remuneration of directors and statutory auditors for the year paid by AEM S.p.A. and its direct subsidiaries. This is pursuant to article 78 of CONSOB Resolution 11971 of May 14, 1999, which laid down the rules for implementation of Decree no. 58 February 24, 1998 on Issuers. Remuneration means total emoluments paid for the position held, even for part of the year, as well as other non-monetary benefits, bonuses and other incentives, including those paid by subsidiaries of AEM S.p.A..

| Name | Position | Duration of the position | | Emoluments for the position | Bonuses and other incentives | Other remuneration | | Total |
|---|---|---|---|---|---|---|---|---|
| | | From | To | | | | | |
| Zuccoli Giuliano | Chairman | 01.01.2006 | 12.31.2006 | 540,000.00 | 790,000.00 | 147,000.00 | (A) | 1,477,000.00 |
| | Director | 01.01.2006 | 12.31.2006 | 39,496.00 | | | | 39,496.00 |
| Sciumè Alberto | Deputy Chairman | 01.01.2006 | 12.31.2006 | 60,000.00 | | 69,000.00 | (B) | 129,000.00 |
| | Director | 01.01.2006 | 12.31.2006 | 39,496.00 | | | | 39,496.00 |
| Randazzo Francesco | Director | 01.01.2006 | 12.31.2006 | 39,496.00 | | 115,000.00 | (C) | 154,496.00 |
| Oberti Paolo | Director | 01.01.2006 | 12.31.2006 | 39,496.00 | | 102,361.64 | (D) | 141,857.64 |
| Scarselli Aldo | Director | 01.01.2006 | 12.31.2006 | 39,496.00 | | 106,500.00 | (E) | 145,996.00 |
| Mauri Mario | Director | 01.01.2006 | 12.31.2006 | 39,496.00 | | 61,000.00 | (F) | 100,496.00 |
| Taormina Antonio | Director | 01.01.2006 | 12.31.2006 | 39,496.00 | | | | 39,496.00 |
| Cassinelli Dario | Director | 01.01.2006 | 12.31.2006 | 39,496.00 | | 69,500.00 | (G) | 108,996.00 |
| Galassi Luigi | Director | 01.01.2006 | 12.31.2006 | 39,496.00 | | 10,000.00 | (H) | 49,496.00 |
| TOTAL | | | | 955,464.00 | 790,000.00 | 680,361.64 | | 2,425,825.64 |
| Monetary remuneration of managers with strategic responsibilities | | | | | 80,000.00 | 525,481.00 | | 605,481.00 |
| Non-monetary benefits to managers with strategic responsibilities | | | | | | 2,892.00 | | 2,892.00 |

(A) Of which euro 57,000.00 as other remuneration received from AEM S.p.A.; euro 90,000.00 received as a member of the Board of Directors of Delmi S.p.A. (euro 50,000.00), AEM Trading S.r.l. (euro 37,500.00) and AEM Calore & Servizi S.p.A. (euro 2,500.00).

(B) Of which euro 54,000.00 as other remuneration received from AEM S.p.A.; euro 15,000.00 of fees received as members of the Board of Directors of Delmi S.p.A..

(C) Of which euro 45,000.00 as other remuneration received from AEM S.p.A.; euro 70,000.00 received as a member of the Board of Directors of AEM Elettricità S.p.A. (euro 55,000.00) and Delmi S.p.A. (euro 15,000.00).

(D) Received as a member of the Board of Directors of AEM Calore & Servizi S.p.A. (euro 37,500.00), AEM Service S.r.l. (euro 37,361.64), Delmi S.p.A. (euro 15,000.00), AEM Trading S.r.l. (euro 2,500.00), AEM Gas S.p.A. (euro 5,000.00), AEM Energia S.p.A. (euro 2,500.00) and Valdisotto Energia S.r.l. (euro 2,500.00).

(E) Of which euro 49,000.00 as other remuneration received from AEM S.p.A.; euro 57,500.00 received as a member of the Board of Directors of AEM Gas S.p.A. (euro 55,000.00) and AEM Service S.r.l. (euro 2,500.00).

(F) Of which euro 46,000.00 as other remuneration received from AEM S.p.A.; euro 15,000.00 of fees received as members of the Board of Directors of Delmi S.p.A..

(G) Of which euro 12,000.00 as other remuneration received from AEM S.p.A.; euro 57,500.00 received as member of the Board of Directors of AEM Energia S.p.A. (euro 37,500.00), Delmi S.p.A. (euro 15,000.00) and AEM Elettricità S.p.A. (euro 5,000.00).

(H) Other remuneration received from AEM S.p.A..

| Name | Position | Duration of the position | | Emoluments for the position | Total |
|---|---|---|---|---|---|
| | | from | to | | |
| | **AEM S.p.A.** | | | | |
| Fossati Alfredo | Chairman of the Board of Statutory Auditors | 01.01.2006 | 12.31.2006 | 48,035.00 | 48,035.00 |
| Spadacini Luigi Carlo | Acting Statutory Auditor | 01.01.2006 | 12.31.2006 | 32,024.00 | 32,024.00 |
| Messina Salvatore Rino | Acting Statutory Auditor | 01.01.2006 | 12.31.2006 | 32,024.00 | 32,024.00 |
| | **AEM Calore & Servizi S.p.A.** | | | | |
| Torio Livio | Chairman of the Board of Statutory Auditors | 01.01.2006 | 12.31.2006 | 8,100.00 | 8,100.00 |
| Cioccarelli Andrea | Acting Statutory Auditor | 01.01.2006 | 12.31.2006 | 5,400.00 | 5,400.00 |
| Zuppini Patrizia | Acting Statutory Auditor | 01.01.2006 | 12.31.2006 | 5,400.00 | 5,400.00 |
| | **AEM Elettricità S.p.A.** | | | | |
| Grimaldi Francesco | Chairman of the Board of Statutory Auditors | 01.01.2006 | 12.31.2006 | 61,974.00 | 61,974.00 |
| Consoli Carlin Giorgio Giuseppe | Acting Statutory Auditor | 01.01.2006 | 12.31.2006 | 41,316.00 | 41,316.00 |
| Stano Salvatore Doriano | Acting Statutory Auditor | 01.01.2006 | 12.31.2006 | 41,316.00 | 41,316.00 |
| | **AEM Energia S.p.A.** | | | | |
| Arizzi Lucia | Chairman of the Board of Statutory Auditors | 01.01.2006 | 12.31.2006 | 18,600.00 | 18,600.00 |
| Tavernar Eros Ambrogio | Acting Statutory Auditor | 01.01.2006 | 12.31.2006 | 12,400.00 | 12,400.00 |
| Fomasina Alessandro | Acting Statutory Auditor | 01.01.2006 | 12.31.2006 | 12,400.00 | 12,400.00 |
| | **AEM Gas S.p.A.** | | | | |
| Dell'Acqua Marco Antonio | Chairman of the Board of Statutory Auditors | 01.01.2006 | 12.31.2006 | 61,974.00 | 61,974.00 |
| Ascer Guetta Guido | Acting Statutory Auditor | 01.01.2006 | 12.31.2006 | 41,316.00 | 41,316.00 |
| De Luigi Maria Adalgisa | Acting Statutory Auditor | 01.01.2006 | 12.31.2006 | 41,316.00 | 41,316.00 |
| | **AEM Service S.r.l.** | | | | |
| Frattini Achille | Chairman of the Board of Statutory Auditors | 01.01.2006 | 12.31.2006 | 13,028.22 | 13,028.22 |
| Cioccarelli Andrea | Acting Statutory Auditor | 01.01.2006 | 12.31.2006 | 8,685.48 | 8,685.48 |
| Lo Presti Beniamino | Acting Statutory Auditor | 01.01.2006 | 12.31.2006 | 8,685.48 | 8,685.48 |
| | **AEM Trading S.r.l.** | | | | |
| Spadacini Luigi Carlo | Chairman of the Board of Statutory Auditors | 01.01.2006 | 12.31.2006 | 19,767.12 | 19,767.12 |
| Pozzi Andrea | Acting Statutory Auditor | 01.01.2006 | 12.31.2006 | 13,178.08 | 13,178.08 |
| Schettini Domenico | Acting Statutory Auditor | 01.01.2006 | 12.31.2006 | 13,178.08 | 13,178.08 |
| | **Delmi S.p.A.** | | | | |
| Spadacini Luigi Carlo | Chairman of the Board of Statutory Auditors | 01.01.2006 | 12.31.2006 | 61,974.83 | 61,974.83 |
| Frattini Achille | Acting Statutory Auditor | 01.01.2006 | 12.31.2006 | 41,316.55 | 41,316.55 |
| Guarna Luca Aurelio | Acting Statutory Auditor | 01.01.2006 | 12.31.2006 | 41,316.55 | 41,316.55 |
| Casale Marco | Acting Statutory Auditor | 01.01.2006 | 12.31.2006 | 41,316.55 | 41,316.55 |
| Merler Marco | Acting Statutory Auditor | 01.01.2006 | 12.31.2006 | 41,316.55 | 41,316.55 |
| | **Valdisotto Energia S.r.l.** | | | | |
| Cioccarelli Andrea | Chairman of the Board of Statutory Auditors | 01.01.2006 | 12.31.2006 | 6,000.00 | 6,000.00 |
| Romagnoli Rosanna | Acting Statutory Auditor | 01.01.2006 | 12.31.2006 | 4,000.00 | 4,000.00 |
| Schiantarelli Antonio | Acting Statutory Auditor | 01.01.2006 | 12.31.2006 | 4,000.00 | 4,000.00 |
| Total | | | | 781,358.49 | 781,358.49 |

# Statutory Auditors' Report

## STATUTORY AUDITORS' REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2006 OF THE AEM GROUP

Shareholders,

The Board of Directors gave us a copy of the AEM Group's consolidated financial statements on March 19, 2007.

The consolidated financial statements for 2006 include eleven companies (including AEM S.p.A.) that are consolidated on a line-by-line basis, one less than last year because of the exclusion from the scope of consolidation of Metroweb S.p.A., AEM Trasmissione S.p.A., Serenissima Gas S.p.A. and Serenissima Energia S.r.l. and the inclusion of Valdisotto Energia S.r.l., Ecodeco S.r.l. and Proaris S.r.l.

The following subsidiaries are consolidated on a line-by-line basis: AEM Elettricità S.p.A., AEM Gas S.p.A., AEM Energia S.p.A., AEM Service s.r.l., AEM Trading S.r.l., AEM Calore & Servizi S.p.A., Delmi S.p.A., Valdisotto Energia S.r.l., Ecodeco S.r.l. and Proaris S.r.l..

As regards Ecodeco S.r.l., AEM S.p.A. has a 30% interest in its share capital and a call option to buy the other 70% at certain conditions. The Ecodeco Group is consolidated on a line-by-line basis from April 1, 2006 as the rights deriving from this call option, which can be exercised from April 22, 2006, have been considered "potential voting rights" in accordance with IAS 27. This means that the AEM Group consolidation includes the Ecodeco Group's asset and liability balances at December 31, 2006 and its income statement balances (line by line) from April 1, 2006, recognising the portions of net result and equity pertaining to minority interests, as well as 30% of the Ecodeco Group's net result from January 1 to March 31, 2006.

The companies over which the parent company has joint control with other shareholders (joint ventures) have been consolidated on a proportional basis: they were already included in the previous consolidated financial statements, namely:

(i) the Edison Group through its parent company Transalpina d'Energia S.r.l. ("TdE"), which is owned jointly by the Eléctricitè de France Group and by Delmi S.p.A., which is held 51% by AEM S.p.A.; TdE's figures are included on a proportional basis (50%) in the consolidated financial statements of the AEM Group, recognising the portions pertaining to the minority interests of Delmi S.p.A.;

(ii)Edipower S.p.A. included on a proportional basis (20%), as AEM S.p.A. owns 16% of the share capital and has a 4% call option to buy the shares held by various banks (Edipower S.p.A. is also included proportionally (50%) in the Edison Group consolidation);

(iii)Plurigas S.p.A., included on a proportional basis for the 40% interest held by AEM S.p.A.;

The other associates of AEM S.p.A. (Malpensa Energia S.r.l., Società Servizi Valdisotto S.p.A., Mestni Plinovodi d.o.o., Alagaz S.p.A., e-Utile S.p.A., AEM-Bonatti S.c.a.r.l. (in liquidation), Zincar S.r.l., Burano S.p.A., ACSM S.p.A.) are carried in the financial statements at equity, as is Utilia S.p.A., which is held 20% by AEM Service S.r.l..

Investments in other companies are shown at fair value, as explained in the notes to the consolidated financial statements.

The investment in Edipower S.p.A. has been pledged as security for bank loans, while the voting rights have been maintained by AEM S.p.A..

The financial statements of the subsidiaries, associates and joint ventures consolidated by the AEM Group have been prepared at each period-end using the same accounting principles as the parent company and using the financial statements approved by their respective shareholders' meetings or, if these are not available, the draft financial statements prepared by their respective boards of directors.

These consolidated financial statements have been prepared in compliance with the international financial reporting standards (IFRS) issued by the International Accounting Standards Board ("IASB") and approved by the European Union.

The AEM Group began applying IFRS in its 2005 consolidated financial statements, with the transition commencing on January 1, 2004.

The consolidated financial statements at December 31, 2006 show a net profit of 302 million euro, after deducting minority interests, total assets of 13,094 million euro and consolidated shareholders' equity of 1,963 million euro, net of minority interests.

We note that the independent auditors, Reconta Ernst & Young S.p.A., issued as of today's date an unqualified report pursuant to art. 156 of Decree 58/1998, in which they state that the consolidated financial statements at December 31, 2006 have been prepared in a clear manner and give a true and fair view of the assets and liabilities, financial position and results of the Group.

We can also assure you that we have checked that the consolidated financial statements agree with the facts and information that we have been made aware of as a result of taking part in board meetings in the exercise of our duties of supervision and our powers of inspection and control.

Lastly, we ascertained that the report agrees and is consistent with the data and results of the statutory and consolidated financial statements, helped in certain cases by the information received from the Independent Auditors.

Milan, April 10, 2007

The Board of Statutory Auditors

| | |
|---|---|
| Alfredo Fossati | Chairman |
| Salvatore Messina | Acting Statutory Auditor |
| Luigi Carlo Spadacini | Acting Statutory Auditor |

# Indipendent Auditors' Report

ERNST & YOUNG

Reconta Ernst & Young S.p.A.
Via della Chiusa, 2
20123 Milano

Tel. (+39) 02 722121
Fax (+39) 02 72212037
www.ey.com

**INDEPENDENT AUDITORS' REPORT**
**pursuant to article 156 of Legislative Decree of February 24, 1998, n. 58**
(Translation from the original Italian text)

To the Shareholders of
AEM S.p.A.

We have audited the consolidated financial statements of AEM S.p.A. and its subsidiaries (the AEM Group) as of and for the year ended December 31, 2006, comprising the balance sheet, the statements of income, changes in shareholders' equity and cash flows and the related explanatory notes. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards and procedures recommended by CONSOB (the Italian Stock Exchange Regulatory Agency). In accordance with such standards and procedures, we planned and performed our audit to obtain the information necessary to determine whether the consolidated financial statements are materially misstated and if such financial statements, taken as a whole, may be relied upon. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, as well as assessing the appropriateness and correct application of the accounting principles and the reasonableness of the estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

For comparative purposes, the consolidated financial statements include the corresponding information for the prior year. As illustrated in the explanatory notes to the consolidated financial statements, in order to consider the application of IFRIC 4, which only regarded one power station consolidated through Delmi Group, the Company's management modified the prior year's consolidated financial statements, which we examined and on which we issued our auditors' report on April, 11 2006. We have examined the method used to re-determine the corresponding amounts of the prior year and the disclusures given in the notes to the consolidated financial statements for the purposes of expressing our opinion on the consolidated financial statements as of December 31, 2006.

In our opinion, the consolidated financial statements present clearly and give a true and fair view of the financial position, the result of operations, the changes in shareholders' equity and the cash flows of AEM Group as of December 31, 2006, and for the year then ended in accordance with IFRS as adopted by the European Union, as well as with the regulations issued to implement article 9 of Legislative Decree No. 38/2005.

Milan, April 10, 2007

Reconta Ernst & Young S.p.A
Signed by: Alberto Coglia, Partner

Reconta Ernst & Young S.p.A.
Sede Legale: 00196 Roma - Via G.D. Romagnosi, 18/A
Capitale Sociale € 1.259.500,00 i.v.
Iscritta alla S.O. del Registro delle Imprese presso la CC.I.A.A. di Roma
Codice fiscale e numero di iscrizione 00434000584
P.I. 00891231003
(vecchio numero R.I. 6697/89 - numero R.E.A. 250904)

AEM Group 2006

AEM SPA

corso di Porta Vittoria 4 - 20122 Milano
www.aem.it - aem@aem.it

# Report on operations 2006

# Contents



This is a translation of the Italian original "Relazione sulla gestione 2006" and has been prepared solely for the convenience of international readers. In the event of any ambiguity the Italian text will prevail. The Italian original will be made available to interested readers upon written request to:


**AEM S.p.A. - Investor relation**
Corso di Porta Vittoria 4
20122 Milano - Italia
Tel. +39 - 027720.3879

# The AEM Group at December 31, 2006


AEM SPA
99.99%
Aem Elettricità Spa
99.99%
Aem Gas Spa
100%
Aem Trading Srl
99.99%
Aem Energia Spa
100%
Aem Calore&Servizi Spa
100%
Valdisotto Energia Srl
40%
Plurigas Spa
51%
Delmi Spa
50%
Transalpina di Energia Srl
71.23%
Edison Spa (**)
100%
Aem Service Srl
100%
Proaris Srl
49%
e-Utile Spa
49%
Malpensa Energia Srl
41.11%
Mestni Plinovodi d,o,o,
35.45%
Società Servizi Valdisotto Spa
35%
Alagaz Spa
30%
Ecodeco Srl (***)
27%
Zincar Srl
23.53%
Burano Spa
20%
Edipower Spa (*)
20%
ACSM Spa
17.49%
AGAM Monza Spa
5.76%
Atel Aar e Ticino SA di Elettricità

(*) The percentage shown here assumes that all of the option rights have been exercised.

(**) The portion of share capital held is 69.39%.
Note that Edison S.p.A. holds 50% of the interest in Edipower S.p.A., on the assumption that all of the option rights have been exercised.

(***) In addition to the percentage shown here, AEM S.p.A. also holds an option to buy the other 70%.

# Key figures of the AEM Group

Revenues ______ **6,990** millions of euro

Gross operating income ______ **1,400** millions of euro

Net income ______ **302** millions of euro

| Income statement - millions of euro | 01.01.2006 12.31.2006 | 01.01.2005 12.31.2005 Restated IFRIC 4 |
|---|---|---|
| Revenues | 6,990 | 3,055 |
| Operating costs | (5,313) | (2,150) |
| Labour costs | (277) | (187) |
| **Gross profit from operations** | **1,400** | **718** |
| Depreciation and amortisation, provisions and writedowns | (677) | (355) |
| **Profit from operations** | **723** | **363** |
| Financial costs | (186) | (29) |
| Share of results of companies carried at equity | 1 | 1 |
| Gains (losses) on disposal of property, plant and equipment | (6) | (4) |
| Other non-operating profits | 58 | 10 |
| Other non-operating costs | (41) | (36) |
| **Profit before tax** | **549** | **305** |
| Income tax expense | (142) | (64) |
| Net result from non-current assets sold or held for sale | 55 | 11 |
| Minority interests | (160) | (10) |
| **Net profit for the year pertaining to the Group** | **302** | **242** |
| **Gross profit from operations/Net revenues** | **20.0%** | **23.5%** |

| Balance sheet - millions of euro | 12.31.2006 | 12.31.2005 Restated IFRIC 4 |
|---|---|---|
| Capital employed, net | 9,126 | 9,405 |
| Equity pertaining to the Group and minority interests | 4,211 | 3,689 |
| Consolidated net financial position | (4,915) | (5,716) |
| Consolidated net financial position/ Equity pertaining to the Group and minority interests | 1.17 | 1.55 |
| Consolidated net financial position/ Shareholders' equity AEM S.p.A. | 2.18 | 2.77 |
| Consolidated net financial position/ Market Cap | 1.40 | 1.86 |

| Financial position - millions of euro | 12.31.2006 | 12.31.2005 Restated IFRIC 4 (*) |
|---|---|---|
| Operating cash flow | 650 | 1,385 |
| Net capital expenditure on tangible, intangible and long-term financial assets | (72) | (7,165) |
| Free cash flow | 578 | (5,780) |

(*) At December 31, 2005 the balance sheet figures included the first-time consolidation of the Delmi Group and the subsequent adjustments made in application of IFRIC 4.

Dividend **0.070** euro per share

Market capitalisation as at 12.31.2006 **4,559** millions of euro

| Key figures of AEM S.p.A. | 12.31.2006 | 12.31.2005 |
|---|---|---|
| Share capital (euro) | 936,024,648 | 936,024,648 |
| Number of ordinary shares (par value 0.52 euro) | 1,800,047,400 | 1,800,047,400 |
| Number of treasury shares (par value 0.52 euro) | 16,159,850 | 14,841,850 |

| Key rates and prices | 12.31.2006 | 12.31.2005 |
|---|---|---|
| Average 6-month Euribor | 3.234% | 2.235% |
| Average price of Brent crude ($/bbl) | 65.635 | 54.463 |
| Average exchange rate Euro/$ (*) | 1.26 | 1.24 |
| Average price of Brent crude (Euro/bbl) | 52.27 | 43.92 |

(*) Source: Italian Foreign Exchange Office.


+32.1% Average Annual Growth
570.9
597.7
655.8
767.3
1,112.5
1,040.5
1,391.5
1,885.0
3,055.0
(¹)
6,990.0
97
98
99
00
01
02
03
04
05
06


+28.1% Average Annual Growth
150.4
190.4
204.1
200.9
273.9
302.5
414.4
556.0
718.0
(¹)
1,400.0
97
98
99
00
01
02
03
04
05
06


9.7%
23.4%
15.3%
16.0%
(¹)
16.7%
02
03
04
05
06


2.7%
3.8%
3.4%
3.6%
02
03
04
05
06

(1) Includes 50% of the Edison Group for the 4th quarter (restated IFRIC 4).

The Group adopted IAS/IFRS in 2004.



Shareholders,

In 2006, the Company managed to consolidate its growth strategies, reaping the benefits of the acquisitions undertaken and concluded the previous year and completing the disposals of non-strategic investments.

The results include the proportional consolidation (50%) of the Delmi/TDE/Edison Group for the entire year, whereas in 2005 it only contributed towards the last quarter of the year.

And thanks to the 70% potential voting rights that AEM holds but has not yet exercised, the results also include 100% of the results of the Ecodeco Group from the second half of the year (previously shown at net equity).

Taking these factors into account, 2006 closed with revenues of 6,990 million euro (3,055 million euro at December 31, 2005) and a gross profit from operations of 1,400 million euro (718 million euro at December 31, 2005).

The price of the AEM ordinary stock rose significantly during the year, a sign that it is appreciated by the market, both for the Company's results and for its future strategies.

Consolidated net debt at December 31, 2006 came to 4,915 million euro after a substantial reduction of 801 million euro.
The debt/equity ratio at the same date was 1.17 (1.55 at December 31, 2005).

Net of the contribution made by the Delmi/TDE/Edison and Ecodeco Groups, revenues show an increase of 13.2% to 2,260 million euro, whereas the gross profit from operations came to 557 million euro, an increase of 5.5% compared with 2005.

This positive trend was achieved despite exceptional weather conditions.
The water emergency in the summer of 2006 conditioned basin management and the production of hydroelectric energy in Valtellina.
Then high temperatures in the last quarter of 2006 affected the consumption of gas for central heating, which was much reduced.

Management of the Group's energy portfolio was very effective, enabling us to make the best possible use of AEM's production facilities, which are both flexible and efficient, and to take advantage of any opportunities in energy trading on Italian and foreign markets.

In 2006 AEM benefited from the full availability of the new combined cycle plants at the Cassano and Piacenza thermoelectric power stations. The consolidated results also benefited from the positive contribution of the Edison Group, favoured by the full availability of the new thermoelectric plants at Candela, Altomonte and Torviscosa and from the positive effects of renegotiating certain long-term gas procurement contracts.

## Outlook

The process of aggregation and alliances currently underway in the energy sector in Italy and in Europe is showing signs of accelerating, confirming the view that only large players will be able to compete and grow successfully in the global market.

In this context, AEM has laid the bases to take up the challenge and play an important role in the aggregative process that is currently taking place.

Our expectations for 2007 are positive, even if the scenario is one of rising competition and complete deregulation of energy markets.

The challenges that await us are considerable without a doubt, but the results achieved in 2006 and the prospects for the future allow the Company, approaching its centenary year, to look forward with optimism, thanks to the dedication of everyone who works for it. We thank you all.

We will face these challenges with enthusiasm combined with the desire to harvest new and fruitful successes.

The Chairman
Giuliano Zuccoli

- Average market capitalisation in 2006: **€ 3,506** m
- Market capitalisation at 12.31.2006: **€ 4,559** m
- Average volumes in 2006: **7,282,937**

| Market data (euro per share) | |
|---|---|
| Placement price (7/98) | 0.8625 |
| Average price in 2005 | 1.7029 |
| Average price in 2006 | 1.9452 |
| High in 2006 | 2.5390 |
| Low in 2006 | 1.6200 |

| Stock data (euro) | 2006 | 2005 |
|---|---|---|
| Earnings per share (EPS) | 0.168 | 0.136 |
| Cash-flow per share (CFPS) | 0.361 | 0.769 |
| Dividend per share (DPS) | 0.070 | 0.060 |
| Price/Earnings per share (P/E) | 11.58x | 12.67x |
| Price/Cash-flow (P/CF) | 5.39x | 2.21x |
| Dividend yield | 3.6% | 3.5% |
| No. of shares (m) | 1,800 | 1,800 |

Multiples based on the average price for the year


180
160
140
120
100
80
Index number
30.000.000
25.000.000
20.000.000
15.000.000
10.000.000
5.000.000
0
Volumes
January 2006
March 2006
May 2006
June 2006
August 2006
October 2006
December 2006
AEM Volumes
S&P/MIB price
AEM price

| AEM forms part of the following indices: |
|---|
| S&P/MIB |
| DJ STOXX |
| DJ EUROSTOXX |
| DJ Italy Select Dividend 20 |
| FTSE |

| Ethical indexes: |
|---|
| FTSE4GOOD |
| Ethibel Sustainability |
| Axia Ethical |
| Source: Bloomberg |

# Corporate bodies

## Board of Directors

### Chairman and Managing Director
Giuliano Zuccoli

### Deputy Chairman
Alberto Sciumè

### Directors
Dario Cassinelli
Luigi Galassi (resigned on January 30, 2007)
Mario Mauri
Paolo Oberti
Francesco Randazzo
Aldo Scarselli
Antonio Taormina
Gianni Castelli (appointed by the Board of Directors on February 28, 2007)

## Board of Statutory Auditors

### Chairman
Alfredo Fossati

### Acting Statutory Auditors
Salvatore Rino Messina
Luigi Carlo Spadacini

### Substitute Statutory Auditors
Renato Ravasio
Giovanni Nicola Rocca

## Independent Auditors
Reconta Ernst & Young S.p.A.

See page 110 of the Annual Report on Corporate Governance for the powers granted to Directors.

**AEM S.p.A.**
Registered office in Corso di Porta Vittoria 4, Milan
Share capital euro 936,024,648.00 fully paid-in
Tax code, VAT code and
Registration number in the Milan Company Register 11957540153

## Notice of calling to an ordinary Shareholders' Meeting

Shareholders are called to an ordinary general meeting in Milan, at "Casa dell'Energia AEM", Piazza Po 3, on April 26, 2007, at 11 a.m., at first calling and, if required, at second calling on May 3, 2007, at the same time and place, to discuss and resolve on the following

### Agenda

**1.** Appointment of a Director; related resolutions.

**2.** Financial statements at December 31, 2006, Directors' Report on Operations and Report of the Statutory Auditors: related resolutions.

**3.** Confirmation of the audit engagement for the year from 2007 to 2015.

Pursuant to art. 14 of the articles of association, shareholders can attend the meeting providing the Company has received their broker's certification in accordance with art. 2370.2, of the Italian Civil Code at least two days prior to the date of the meeting. In accordance with the provisions of art. 34-*bis* of CONSOB Regulation 11768/1998 and subsequent amendments and integrations, a copy of this certification is available to shareholders from their respective brokers.

From March 30, 2007 the draft statutory and consolidated financial statements at December 31, 2006 will be available to shareholders and to the general public at the registered office, at Borsa Italiana S.p.A., and on the website www.aem.it. The Independent Auditors' Report and the Report of the Statutory Auditors will also be made available to the general public in the same way for the two weeks prior to the meeting, in accordance with current rules.

The Board of Directors
**The Chairman**
**Giuliano Zuccoli**

*(The notice of calling has been published in the Gazzetta Ufficiale della Repubblica Italiana no. 35 of March 24, 2007)*

## Conversion of the shareholders' loan to Transalpina di Energia S.r.l. (TdE) by Delmi S.p.A. into an increase in capital with share premium

As planned, on January 18, 2006 Delmi S.p.A. converted the shareholders' loan of 363.5 million euro made in November 2005 to Transalpina di Energia S.r.l. into an increase in TdE's capital with a share premium. WGRM 4 Holding S.p.A., the other 50% shareholder in TdE, also converted its shareholders' loan into an increase in capital with share premium.
TdE's share capital has therefore been increased by 554 million euro, while the share premium has been increased by 173 million euro.

## Acquisition of EDF Italia

The Board of Directors of Edison on February 21, 2006 granted a mandate to the Managing Director to negotiate Edison's acquisition of EdF Italia's assets.
EdF Italia operates on the free market for electricity, posting sales in 2005 of 8 billion kWh to a broad base of industrial and civil customers.
The acquisition is an integral part of Edison's strategy, which aims to enhance commercial and structural synergies with its industrial partners.

## Reconstitution of the float of Edison S.p.A.'s ordinary shares

On March 3, 2006, AEM S.p.A. and Delmi S.p.A. announced that, as a result of sales made in recent weeks, the market now held around 11.4% of Edison S.p.A.'s ordinary shares. This means that the float of Edison's ordinary shares, which was reduced as a result of the takeover bid launched by Transalpina di Energia S.r.l. on November 4, 2005, has been reconstituted as required by law.

## Edison announces that it has found gas in Algeria

In April, Edison, in joint-venture with Repsol YPF, RWE Dea and Sonatrach, completed drilling of the first two exploration wells at Reggane: natural gas was found in both cases, with capacities of more than 630,000 and 100,000 cubic metres per day, respectively. The drilling of a third exploration well was completed in May; once again, the results were particularly positive with production tests indicating a capacity of 763,000 cubic metres of gas per day.

## Edison obtains 7-year lines of credit for 1.5 billion euro at particularly favourable conditions and S&P confirms its "BBB+" rating

On April 12, 2006, Edison S.p.A. stipulated a 1.5 billion euro loan contract with a pool of international banks as part of the measures that the company is taking to further improve its financial profile. The new line of credit will replace existing, more expensive credit facilities and will cover the company's financial requirement, significantly deferring the maturity of its debt.

In May, on completion of its review, Standard & Poor's confirmed Edison's long-term credit rating at BBB+ with a stable outlook. This rating reflects the company's strong position in the Italian energy business, also as a result of the agreements regarding the new shareholder structure, seen as a positive element of stability for the future, helped by the favourable prospects for growth in the local energy market.

## Edison: European Commission fine

On May 9, 2006 the European Commission communicated to Edison its decision regarding violation of article 81 of the Treaty on hydrogen peroxide and sodium perborate. The Commission stated that it had ascertained the existence over time of an agreement between 17 companies, which curtailed competition in these sectors, and had decided to fine 16 companies, including Edison S.p.A. as the successor to Montedison S.p.A., the parent company of Ausimont S.p.A. (now Solvay Solexis S.p.A.) at the time of the alleged infringement.

In this role, Edison was fined 58.1 million euro, for which Solvay Solexis S.p.A. had a joint liability of 25.6 million.

Note that Montedison (now Edison) was held responsible because, at the time of the alleged infringement (1995-2000), it held 100% of Ausimont, prior to its sale to Solvay S.A. in 2002. Edison has always maintained that it was totally extraneous to the cartel and has filed an appeal against the sentence with the EC Court of First Instance. In any case, the company has made adequate provision for this matter in the financial statements.

## Restoration of the lock and creation of a mini hydroelectric plant at Conca Fallata on the Naviglio Pavese (the canal between Milan and Pavia)

The Lombardy Region, through the Milan Polytechnic, promoted and developed a programme to enhance Milan's canals ("*navigli*") after years of neglect once they

were no longer used for commercial purposes. This programme, known as the "Master Plan Navigli", also provides for the recovery of the boating locks and used of the waterfall between the upstream and downstream end of the lock by inserting a mini hydroelectric power station in the offshoot canal.
AEM S.p.A., co-signatory of a special agreement between the Lombardy Region, the Municipality of Milan and the Consorzio Villoresi signed on July 13, 2004, installed a mini power station that exploits a difference in level of 4.7 mt with capacities that vary between 7 and 10 $m^3/s$, equal to an average power of around 380 kW (with an annual output of 2 million kWh).
The site was opened on November 5, 2004 and closed on May 5, 2006 once the connection between the plant and the city power grid (MT/BT cabin) had been completed.

## Supply contract signed with Sonatrach for the period 2008-2019

On September 21, 2006 Edison S.p.A. signed a supply contract with Sonatrach (Algeria's national hydrocarbons enterprise) for 2 billion $m^3$/year of natural gas. This new capacity will be made available through the Transmed pipeline thanks to the upgrade of the Trans Tunisian Pipeline that links Algeria with Italy through Tunisia. The gas supply will commence between June and October 2008, depending on when the upgrade is completed, and will run for the period 2008-2019.
Subsequently, on November 15, 2006 Edison signed an agreement with Sonatrach for the supply of a further 16 billion cubic metres of natural gas. This new capacity will be made available through the Galsi pipeline that will link Algeria with Sardinia and Tuscany; the project is currently being developed; the gas supply is expected to commence as soon as the pipeline is completed and continue for 15 years. In connection with the construction of this gas pipeline, on 20 December the Shareholders' Meeting of Galsi passed a resolution to increase the share capital by 30 million euro; an amendment to the articles of association was also approved to transform Galsi from a research company into a development, construction and management company.

## Edison S.p.A. – The Shareholders' Meeting decides to restrict free reserves and part of the share capital

The Shareholders' Meeting of Edison S.p.A., held on October 11, 2006, passed a resolution in accordance with art. 1, para. 469 of Law 266 of December 23, 2005 and subsequent amendments to book a fiscal restriction on the free reserves and part of the share capital for a total of 703,508,704.52 euro.

These resolutions were needed as a result of Edison exercising its option to realign the fiscal values of a significant part of the company's plants to their statutory value, which is higher.

## Controlling interest in Metroweb S.p.A. sold to the Stirling Square Capital Partners fund

On October 19, 2006 AEM S.p.A. sold its controlling interest in Metroweb S.p.A. to Stirling Square Capital Partners, a private equity fund, in accordance with the framework agreement signed on August 3, 2006.

100% of Metroweb S.p.A. was bought by Burano S.p.A., an Italian company, indirectly held 76.47% by Stirling Square Capital Partners, in which AEM also has a 23.53% interest (having invested 8 million euro).

AEM has also subscribed 24 million euro of convertible debt securities issued by Metroweb S.p.A.. In the event of conversion AEM would end up with a minimum of 29.75% and a maximum of 39.57% of Metroweb S.p.A..

As already communicated, the deal was closed on the basis of an enterprise value for Metroweb S.p.A. of 232 million euro (including its net debt, which at December 31, 2005 amounted to around 200 million euro). Considering the reinvestment in shares and convertible debt securities by AEM, this deal has a positive impact on the AEM Group's net financial position of around 200 million euro.

The participants signed shareholder agreements regarding the corporate governance and their respective interests in these companies. Among other things, AEM has the right to appoint two members of the board, including the Chairman, and is able to veto certain types of extraordinary transaction. The investments will, among other things, be subject to lock-up until December 31, 2008, as well as to reciprocal co-sale rights/obligations. AEM has in any case a right of prior approval if Stirling Square Capital Partners wants to sell the interests that it holds directly or indirectly in Metroweb S.p.A..

## The Shareholders' Meeting renews the authorisation to buy and sell treasury shares

On October 27, 2006 the Ordinary Shareholders' Meeting of AEM S.p.A. renewed the authorisation to buy and sell treasury shares for a period of eighteen months from the date of the resolution. Under article 2357 of the Italian Civil Code, the treasury shares held in portfolio will not in any case be able to exceed 1/10$^{th}$ of the share capital, namely 180,004,740 shares, taking into account the shares already held by the Company. Purchases will be carried out within the limits of distributable earnings and the free reserves shown in the latest approved set of financial statements.

Purchases will be made in accordance with art. 132 of Decree 58 of February 24, 1998 and art. 144-*bis* of the Issuers' Regulations adopted by CONSOB with resolution 11971 of May 14, 1999, at a price not more than 6% above and not more than 5% below the reference price posted by the shares at the stock market session immediately preceding each purchase and according to the operating methods mentioned in art. 144-*bis*, para. 1.a), b), c) and d) of the Issuers' regulations.

The Shareholders' Meeting also authorised the directors to dispose of the treasury shares purchased, in particular to sell them on the market for cash, in which case sales will be made on the Stock Exchange where the shares are listed and/or OTC, at a price not lower than 95% of the reference price posted by the shares at the stock market session immediately preceding each sale; or by exchanging, swapping, conferring or otherwise disposing of the shares as part of industrial projects or corporate finance operations, in which case without any price limit.

## Deed stipulated transferring AEM's controlling interest in Serenissima Gas S.p.A. to ACSM, which also bought 71.44% of Serenissima Energia S.r.l.

On October 30, 2006, a deed was signed transferring AEM's controlling interest in Serenissima Gas S.p.A. to ACSM. The two parties also stipulated a contract by which AEM sold ACSM a stake representing 71.44% of Serenissima Energia S.r.l..

The transfer of 742,961 shares in Serenissima Gas S.p.A. (71.44% of the share capital) was to subscribe the entire increase in capital resolved by ACSM and reserved for AEM on August 5, 2006; as a result, AEM have been issued 9,374,125 new ordinary shares in ACSM at a price of 2.43 euro each. AEM is expected to sell its 41.109% of Mestni Plinovodi d.o.o. to ACSM by the end of February 2007.

This operation, which was presented to the market on March 6, 2006 when the protocol of understanding between the two companies was signed, therefore results in AEM S.p.A. taking a 20% interest in ACSM, becoming a strategic partner. AEM did in fact sign a shareholder agreement on the same date with the Municipality of Como, ACSM's majority shareholder, which regulates certain aspects of its corporate governance.

As a result of the above transfer, the amendments to the articles of association of ACSM resolved by the Extraordinary Shareholders' Meeting on August 5, 2006 (articles 5, 6, 9, 10, 11, 16, 18, 19, 21, 25 and 26) and the introduction of a new article (7-*bis*) take effect.

## Edison S.p.A. – High-tension network sold to Terna

On October 24, 2006 Edison S.p.A. finalised the sale of 100% of Edison Rete S.p.A. to RTL S.p.A., a wholly-owned subsidiary of Terna S.p.A., having obtained authorisation from the Antitrust Authority.
The total value of this transaction, more than 320 million euro, led to a corresponding improvement in the consolidated net financial position.

## AEM S.p.A. – Sale of the high-tension power transmission network to Terna S.p.A.

On 24 November 2006 AEM S.p.A. and R.T.L. S.p.A., companies of the Terna Group, implemented the agreement signed on October 16. 2006 which provides for the sale to R.T.L. S.p.A. of the 99.99% investment in AEM Trasmissione S.p.A., after obtaining authorisation from the Antitrust Authority.

Against an enterprise value for the investment of around 118 million euro, AEM S.p.A. received proceeds of 123 million euro based on price adjustment mechanisms foreseen in the agreement.
AEM Trasmissione S.p.A. is the asset company that owns around 1,100 Km of high tension transport lines which form part of the National Grid.
The sale of the investment in AEM Trasmissione S.p.A. is in line with the regulatory context, which envisages the gradual unification of ownership and management of the National Grid under Terna S.p.A..

## Edison sells the investment in Serene to BG Italy for 98 million euro

On December 14, 2006 Edison S.p.A. and BG Italia S.p.A. signed an agreement that provides for the acquisition of 66.3% of Serene S.p.A. by BG Italia S.p.A., a company that is owned by BG Italia S.p.A. for the other 33.7% The price paid by BG Italia to Edison for the shares in Serene amounts to 98 million euro, substantially in line with book value. This price includes a component of up to 13 million euro, payment of which is subject to developments in the CIP 6/92 regulations concerning Kyoto emission rights.
This operation, which will be completed once approval has been received from the competent Antitrust Authorities, which will presumably be received by the end of February 2007, will generate a net capital gain of around 130 million euro in Edison's consolidated financial statements. By the closing date, Edison will collect dividends for 10 million euro.

## Development of business plan with a view to the possible integration of AEM S.p.A. and ASM Brescia S.p.A.

On December 18, 2006 the Board of Directors di AEM S.p.A. examined the business plan developed together with ASM S.p.A. based on the possibility of the two groups combining.

The analysis of industrial and strategic profiles showed that there was a high potential for value creation by identifying a joint expansion plan to exploit what could be significant synergies.

The integration plan would give rise to the second largest group in Italy in terms of installed power capacity, the third largest in terms of availability of gas and the largest in terms of environmental services. The new group would also rate highly at a European level.

The creation of an important operator in the Italian energy sector, with strong roots in its territory, could provide a point of reference for the aggregation of other local utilities.

The Board of Directors took note of the business plan and expressed their full satisfaction with the contents of the project, which was completed on schedule. The integration plan now provides for an elaboration and analysis of the next stages of the project.

# Directors' report on operations

# Summary of results, assets and liabilities and financial position

## AEM Group

### Results

| millions of euro | 01.01.2006 12.31.2006 | % revenues | 01.01.2005 12.31.2005 | % revenues | Change |
|---|---|---|---|---|---|
| **Revenues** | **6,990** | **100.0%** | **3,055** | **100.0%** | **3,935** |
| *of which:* | | | | | |
| *– Revenues* | *6,852* | *98.0%* | *3,007* | *98.4%* | *3,845* |
| *– Other operating income* | *138* | *2.0%* | *48* | *1.6%* | *90* |
| Operating costs | (5,313) | (76.0%) | (2,150) | (70.4%) | (3,163) |
| Labour costs | (277) | (4.0%) | (187) | (6.1%) | (90) |
| **Gross profit from operations** | **1,400** | **20.0%** | **718** | **23.5%** | **682** |
| Amortisation and depreciation | (551) | (7.9%) | (225) | (7.4%) | (326) |
| Provisions and writedowns | (126) | (1.8%) | (130) | (4.3%) | 4 |
| **Net profit from operations** | **723** | **10.3%** | **363** | **11.9%** | **360** |
| Net charges from financial management | (186) | (2.7%) | (29) | (0.9%) | (157) |
| Share of results of companies carried at equity | 1 | 0.0% | 1 | 0.0% | - |
| Losses on disposals | (6) | (0.1%) | (4) | (0.1%) | (2) |
| Other non-operating profits | 58 | 0.8% | 10 | 0.3% | 48 |
| Other non-operating costs | (41) | (0.6%) | (36) | (1.2%) | (5) |
| **Income before taxes** | **549** | **7.9%** | **305** | **10.0%** | **244** |
| Taxes for the year | (142) | (2.0%) | (64) | (2.1%) | (78) |
| **Net profit of operating activities** | **407** | **5.8%** | **241** | **7.9%** | **166** |
| Net result from non-current assets sold or held for sale | 55 | 0.8% | 11 | 0.4% | 44 |
| Net profit pertaining to minority interests | (160) | (2.3%) | (10) | (0.3%) | (150) |
| **Net result for the year pertaining to the Group** | **302** | **4.3%** | **242** | **7.9%** | **60** |

During 2006, consolidated revenues of the AEM Group came to 6,990 million euro, of which 4,603 million is attributable to the 50% proportional consolidation of the Delmi Group (TDE/Edison) and 127 million to the line-by-line consolidation, from April 1, 2006, of the results of the Ecodeco Group (consolidated from July 1, 2005 to March 31, 2006 according to the equity method).

Excluding the Delmi Group (TDE/Edison) and the Ecodeco Group, revenues amount to 2,260 million euro, an increase of 13.2% compared with the previous year. This increase is attributable to higher quantities of electricity sold, the positive trend in IPEX quotations and the rise in selling prices for electricity and gas on end markets, which reflected the trend in fuel prices on international markets. The growth in revenues was partly offset by the reduction in gas consumption caused by the mild temperatures reported in the last quarter of the year and by the impact of the tariff reduction in the gas distribution activity.

AEM's electricity output, including its 20% share of Edipower's production, has gone up by 25%, going from 7,908 GWh in 2005 to 9,851 GWh in 2006. It has benefited principally from the entry into service of the new combined-cycle generators at AEM's Cassano d'Adda plant (380 MW), Edipower's plant at Piacenza (840 MW) and the full availability, compared with 2005, of Edipower's Brindisi plant. AEM's hydroelectric plants contributed 1,258 GWh, a 16.7% increase in output compared with the previous year.

The output of the cogeneration plants amounted to 77 GWh, slightly down on the figure for 2005.

The quantity of gas distributed, net of AEM's share of Edison's distribution activity, 142 million cubic metres, amounted to 1,180 million cubic metres, 8.3% less than the previous year, due to the combined effect of the loss of the gas distribution concession for Cinisello Balsamo and lower consumption caused by a particularly mild fourth quarter in 2006. As a result, sales of gas to end-customers and wholesalers also fell compared with the previous year, coming in at 1,044 million cubic metres. For the same reason, volumes of heat sold also remained substantially the same as in 2005, despite new connections realised during the year. Electricity distributed came to 7,609 GWh, which is 1.1% up on 2005 (7,523 GWh).

The gross profit from operations for 2006 amounts to 1,400 million euro with an increase of 682 million euro compared with 718 million euro in 2005.

Excluding the Delmi Group (TdE/Edison) and the Ecodeco Group, gross profit from operations has risen by 29 million euro to reach 557 million euro (+5.5%).

The *Electricity Sector* made a positive contribution to this improvement in gross profit from operations thanks to the higher availability of electricity, together with the positive trend of the IPEX and the development of activities on foreign markets.

The sale of AEM Calore e Servizi's "National Area", regulatory pressure on gas margins, the reduction in gas consumption due to the unfavourable weather, as well as the presence of non-recurring revenues in 2005 all led to a negative contribution on the part of the *Gas and Heat and Networks and Regulated Markets* sectors.

As a result of these changes and after depreciation and amortisation, provisions and writedowns of 677 million euro, the profit from operations amounts to 723 million euro (363 million euro 2005).

Financial management resulted in net costs of 186 million euro. The increase in financial costs with respect to 29 million euro reported in 2005 is due to consolidating the Delmi Group, charges deriving from higher financial indebtedness after acquiring joint control of Transalpina di Energia and a 50 million euro gain on the sale of Fastweb shares in 2005.

Consolidated net profit of current operations, net of current taxes of 142 million euro, therefore comes to 407 million euro (163 million euro at September 2005).

The net result of non-current assets sold or held for sale amounts to 55 million euro (11 million euro in 2005) and refers to the net result on disposal of the interests in Serenissima Gas S.p.A., Serenissima Energia S.r.l., AEM Trasmissione S.p.A., Metroweb S.p.A. and Edison Rete S.p.A., as well as from the writedown of Mestni Plinovodi d.o.o. and from charges arising from the future sale of the investment in Serene S.p.A..

Consolidated net profit for the period pertaining to the Group, after deducting the profit pertaining to minority interests in the Delmi Group (TDE/Edison) and the Ecodeco Group (160 million euro), amounts to 302 million euro (242 million euro in 2005).

For a more detailed analysis of the results, see the section on the results for each sector of activity.

## Capital and financial position

Assets and liabilities and the financial position at December 31, 2006 include line-by-line consolidation of the Ecodeco Group, previously consolidated at equity, because of the call option held by AEM S.p.A. to buy the remaining 70% of the company's share capital. They also include proportional consolidation (50%) of the Delmi Group (TDE/Edison), which was already present at December 31, 2005.

At December 31, 2006 consolidated net capital employed amounted to 9,126 million euro, funded by shareholders' equity, 4,211 million euro (of which 2,248 million pertaining to minority interests) and net financial indebtedness, 4,915 million euro (5,716 million euro at December 31, 2005).

The decrease in net capital employed compared with the end of the previous year amounts to 279 million euro.

The consolidated net financial position, amounting to 4,915 million euro at December 31, 2006, improves by 801 million euro, compared with the end of the previous year.

Without the outlay for the acquisition of joint control over Transalpina di Energia and consolidation of the Delmi Group (TDE/Edison), the Group's net financial position would have improved by 496 million euro compared with December 31, 2005, again excluding the Delmi Group 2005. The consolidation of the Ecodeco Group led to a decrease in indebtedness of 9 million euro.

Taking account of line-by-line consolidation of the Ecodeco Group, the cash flow generated by current operations amounts to 650 million euro.

Investing activities absorbed funds for 72 million euro, net of the positive effect generated by deconsolidation on the disposal of Metroweb S.p.A., Edison Rete S.p.A., AEM Trasmissione S.p.A., Serenissima Energia S.r.l. and Serenissima Gas S.p.A. These investments mainly refer to net purchases of property, plant and equipment and intangible assets, and the increase in value of available for sale investments, the contra-entry of which generates an increase in equity reserves.

Net of the 107 million euro of earnings distributed, changes in equity produced resources of 223 million euro.

As a result of these movements, net debt fell by 801 million euro.

| millions of euro | 12.31.2006 | 12.31.2005 Restated IFRIC 4 | Changes | % 06/05 |
|---|---|---|---|---|
| **Capital employed** | | | | |
| **Net fixed capital employed** | **8,826** | **9,230** | **(404)** | **(4.4)** |
| Property, plant and equipment | 7,026 | 7,518 | (492) | (6.5) |
| Investment property | 20 | 24 | (4) | (16.7) |
| Intangible assets | 2,532 | 2,597 | (65) | (2.5) |
| Investments and other non-current financial assets | 845 | 845 | – | – |
| Non-current derivatives receivable/payable | – | 1 | (1) | (100.0) |
| Deferred tax liabilities | (769) | (937) | 168 | (17.9) |
| Provisions for risks | (618) | (618) | - | - |
| Employees benefits | (210) | (200) | (10) | 5.0 |
| **Working capital** | **230** | **175** | **55** | **31.4** |
| Inventories | 257 | 202 | 55 | 27.2 |
| Short-term receivables | 1,903 | 1,766 | 137 | 7.8 |
| Other current assets | 13 | 21 | (8) | (38.1) |
| Current derivatives receivable/payable | (4) | (6) | 2 | (33.3) |
| Trade payables | (1,318) | (1,073) | (245) | 22.8 |
| Other payables | (610) | (690) | 80 | (11.6) |
| Other current liabilities | (11) | (45) | 34 | (75.6) |
| **Assets/liabilities held for sale** | **70** | **-** | **70** | **n.s.** |
| **Total capital employed** | **9,126** | **9,405** | **(279)** | **(3.0)** |
| **Sources of funding** | | | | |
| **Shareholders' equity** | **4,211** | **3,689** | **522** | **14.2** |
| Total financial position beyond one year | 3,078 | 4,971 | (1,893) | (38.1) |
| Total financial position within one year | 1,837 | 745 | 1,092 | 146.6 |
| **Total net financial position** | **4,915** | **5,716** | **(801)** | **(14.0)** |
| **Total sources** | **9,126** | **9,405** | **(279)** | **(3.0)** |

| millions of euro | 12.31.2006 | 12.31.2005 Restated IFRIC4 |
|---|---|---|
| **Opening net financial position** | **(5,716)** | **(1,982)** |
| Net profit for the year | 302 | 242 |
| Amortisation and depreciation (1) | 551 | 241 |
| Changes in assets and liabilities | (203) | 902 |
| **Cash flow generated by current operations** | **650** | **1,385** |
| **Net capital expenditure on tangible, intangible and long-term financial assets** | **(72)** | **(7,165)** |
| Change in minority interests | 208 | 2,037 |
| Change in equity | 122 | 104 |
| Earnings distributed | (107) | (95) |
| **Cash flow generated (used) by changes in shareholders' equity** | **223** | **2,046** |
| Closing net financial position | (4,915) | (5,716) |

(1) The amount at December 31, 2005 also includes the amortisation and depreciation reclassified to "Net result from non-current assets sold or held for sale".

Please refer to the consolidated statement of cash flows for details of the above figures.

| millions of euro | 12.31.2006 | 12.31.2005 |
|---|---|---|
| **Details of net financial position** | | |
| Cash and cash equivalents | 262 | 242 |
| Financial receivables due from third parties | 53 | 32 |
| Financial receivables from associates | 1 | 2 |
| Investments held for trading | 5 | 15 |
| Assets for financial derivatives | 47 | 56 |
| Liabilities for financial derivatives | (17) | (2) |
| Due to banks | (2,886) | (3,559) |
| Due to other providers of finance | (372) | (349) |
| Bonds | (1,882) | (2,026) |
| Payables in current a/c to parent entity | (25) | (70) |
| Financial payables to companies held for sale | (32) | - |
| Lease payables | (69) | (57) |
| Total net financial position | (4,915) | (5,716) |



*Milan – The new entrance to AEM's head office building.*

## New loan for Edipower S.p.A.

On January 29, 2007 Edipower S.p.A. stipulated with a pool of Italian and international banks a new credit facility for euro 2,000,000,000 to refinance the existing one, originally of euro 2,300,000,000, stipulated in 2003 and renegotiated in 2005.

The new loan was granted and the previous one repaid on February 2, 2007.

The new loan lasts for 5 years and consists of a medium-term tranche of euro 1,800,000,000 for full use and one of euro 200,000,000 on a revolving basis, to be used to finance working capital. It is backed by a pledge from the shareholders of Edipower S.p.A. on its shares.

Personal guarantees, on the other hand, were given by the industrial partners to ensure that Edipower S.p.A. had the financial resources needed to complete the repowering plan. The financing banks used to have a series of liens and guarantees on the company's assets, but these have now been eliminated.
The economic conditions of the new line of credit, which is due to expire on December 31, 2011, instead of the previous expiry date of September 13, 2008, also ensure significant savings in financial charges for the Company.

## Edison and Depa: an important step forwards in the IGI project for the construction of the Italy-Greece gas pipeline

On January 31, 2007 Pierluigi Bersani, the Italian Minister for Economic Development, and Dimitris Sioufas, the Greek Development Minister, signed a Protocol of Understanding, in which the two countries' governments gave Edison and Depa the chance to use transport capacity of 8 billion cubic metres of gas per year provided by the IGI gas pipeline between Italy and Greece for 25 years. This project is being given maximum priority at EU level and has been declared a "Project of European Interest" by Brussels.
The IGI gas pipeline will make it possible for Italy and other EU countries to import 8 billion cubic meters of natural gas per year from the Caspian Sea and the Middle East, where more than 20% of the world's gas reserves are to be found (30,000 billion cubic meters of gas). The IGI pipeline will represent a new supply route for the Italian and European energy system, which should increase its security and encourage more competition on the EU gas market.

## Edison: capital increased by 519 million euro

In January 2007, 519,554,810 "Edison S.p.A. ordinary share warrants 2007" were exercised at the subscription price of 1 euro per share. As a result of this exercise, Edison received 519,554,810 euro. There are 499,062,114 "Edison S.p.A. ordinary share warrants 2007" still outstanding.

## Transalpina di Energia S.r.l.: change in interest held

As a result of exercising the Edison warrants, the interest held in Transalpina di Energia S.r.l. and therefore in the consolidation of Edison decreased from 69.388% to 61.866%.

## Edison: wins 5 new hydrocarbon exploration licences in Norway

On February 12, 2007, through its subsidiary Edison International S.p.A., Edison S.p.A. was awarded 5 new hydrocarbon exploration licences in the Norwegian Continental Platform by the Oil and Energy Ministry of Norway. In particular, the company acquired three licences in the North Sea and two in the Sea of Norway. Edison will be present in these blocks with quotas that vary from 50% to 15%, in joint venture with important international operators. The contracts provide for an initial exploration period of between five and six years, split into three or four operating phases. The joint venture can renounce the permit at the end of each phase if no commercial findings have been made.

## Edison: sale of the investment in Serene to BG Italia completed

On February 14, 2007 Edison S.p.A. completed the sale to BG Italia S.p.A. of 66.3% of Serene S.p.A., a company in which BG Italia S.p.A. already held the other 33.7%, after obtaining approval from the Antitrust Authority.

The price paid by BG Italia to Edison for the shares in Serene amounts to 98 million euro, substantially in line with book value. This price includes a component of up to 13 million euro, payment of which is subject to developments in the CIP 6/92 regulations concerning Kyoto emission rights.

## AEM S.p.A.: sale of investment in Mestni Plinovodi d.o.o. completed

The transfer of AEM's 41.109% investment in Mestni Plinovodi d.o.o. was completed on February 23, 2007.

This completes the operation laid down in the framework agreement of July 25, 2006 between the Municipality of Como, ACSM and AEM and approved by the shareholders of ACSM at the meeting held on August 5, 2006.

# Outlook for operations

In 2007 the Group will benefit from further economic advantages deriving from the higher availability of green certificates obtained thanks to the investments carried out at the hydroelectric power stations in the Valtellina, full availability of Edison's Torviscosa power plant and the start-up of Edipower's Turbigo plant and Edison's Simeri Crichi plant. Careful management of all production facilities will continue in 2007 in order to take advantage of any market opportunities, also by developing the Group's activities on European power markets.

During the coming year, the new Canavese heat pump cogeneration plant will open in Milan, which will make it possible to provide district heating from the thermal season 2007-2008.

The Ecodeco Group will also continue to build and run integrated waste disposal systems on behalf of other territorial operators, enhancing the value of materials and energy.

As regards the gas sector, commercial activities versus eligible customers will continue with a view to consolidating market share; in the organised sectors, investment and maintenance will continue in order to maintain the levels of quality and continuity of service in line with the requirements of the Authority.

# Proposals of the Board of Directors to the ordinary Shareholders' Meeting

## Shareholders,

The company's financial statements at December 31, 2006 close with a net profit of euro 176,702,774.

If you are in agreement with the accounting policies and principles used in preparing the financial statements, we would invite you to approve the following resolutions

### The Shareholders' Meeting

- having heard the Directors' report on operations;
- having heard the report of the Board of Statutory Auditors;
- having heard the report of the Independent Auditors;
- having reviewed the financial statements at December 31, 2006 which were prepared in accordance with International Financial Reporting Standards (IFRS) for the first time as required by law, showing a net profit of euro 176,702,774, and having understood the impacts of the "Transition to International Financial Reporting Standards";

### resolved

a) to approve:

- the Directors' report on operations;
- the balance sheet, income statement and explanatory notes which show net profit of euro 176,702,774, as presented by the Board of Directors taken as a whole and as individual items, with the proposed allocations and provisions, including the "Transition to International Financial Reporting Standards" and related impacts;

b) to allocate the net profit for the year, amounting to euro 176,702,774, as follows:

- euro 8,835,139 to the legal reserve;
- euro 17,890,000 to the reserve as per art. 6.2, of Decree 38 of February 28, 2005;
- euro 0.07 to each ordinary share and the residual amount to other reserves.

As regards the number of shares in circulation at March 19, 2007 (1,783,887,550 shares, taking into account the 16,159,850 treasury shares in portfolio), distribution of a dividend of euro 0.07 per share would come to a total of euro 124,872,129.

Dividends no longer attract any tax credit and, depending who the recipient is, they may be subject to withholding tax at source or, in part, contribute towards taxable income. The dividend will be payable from June 21, 2007, with detachment of coupon no. 9 on June 18, 2007.

The Board of Directors

# Analysis of the main sectors of activity

# AEM Group – Areas of activity


AEM SPA
Aem Trading Srl
Edipower Spa
Valdisotto Energia Srl
Aem Energia Spa
Aem Calore & Servizi Spa
Plurigas Spa
Aem Elettricità Spa
Aem Gas Spa
Ecodeco
Aem Service Srl
Proaris Srl
Delmi Spa
Transalpina di Energia Srl
Edison Spa

## Areas of activity

- Electricity
- Gas and Heat
- Networks & Regulated Markets
- Services
- Waste & Power

| millions of euro | Electricity | | Gas and Heat | | Networks and Regulated Markets | | |
|---|---|---|---|---|---|---|---|
| | 01.01.2006 12.31.2006 | 01.01.2005 12.31.2005 | 01.01.2006 12.31.2006 | 01.01.2005 12.31.2005 | 01.01.2006 12.31.2006 | 01.01.2005 12.31.2005 | |
| Revenues from sales | 4,622 | 1,601 | 2,742 | 1,162 | 751 | 728 | |
| *- of which interdivisional* | *17* | *11* | *1,287* | *360* | *115* | *125* | |
| Gross profit from operations | 991 | 457 | 250 | 113 | 166 | 172 | |
| *% of revenues* | *21.4%* | *28.5%* | *9.1%* | *9.7%* | *22.1%* | *23.6%* | |
| Amortisation, depreciation and provisions | (453) | (205) | (106) | (31) | (80) | (88) | |
| **Net profit from operations** | **538** | **252** | **144** | **82** | **86** | **84** | |
| *% of revenues* | *11.6%* | *15.7%* | *5.3%* | *7.1%* | *11.5%* | *11.5%* | |
| Net charges from financial management | | | | | | | |
| Share of results of companies carried at equity | | | | | | | |
| Non operating income/charges and Losses on disposals | | | | | | | |
| Income before taxes | | | | | | | |
| Income tax expense | | | | | | | |
| **Net result** | | | | | | | |
| Minority interests | | | | | | | |
| Net result from non-current assets held for sale | | | | | | | |
| **Net profit for the year pertaining to the Group** | | | | | | | |
| Capital expenditure | 253 | 211 | 86 | 37 | 92 | 57 | |
| **Total assets** | 8,346 | 8,306 | 1,956 | 1,984 | 2,160 | 2,724 | |
| Total non-current liabilities | 660 | 2,011 | 316 | 254 | 418 | 453 | |

| | Waste & Power | | Services | | Water | | Eliminations | | Total AEM Group | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 01,04,2006<br>12.31.2006 | 01.01.2005<br>12.31.2005 | 01.01.2006<br>12.31.2006 | 01.01.2005<br>12.31.2005 | 01.01.2006<br>12.31.2006 | 01.01.2005<br>12.31.2005 | 01.01.2006<br>12.31.2006 | 01.01.2005<br>12.31.2005 | 01.01.2006<br>12.31.2006 | 01.01.2005<br>12.31.2005<br>Restated<br>IFRIC 4 |
| | **130** | | **128** | **109** | **17** | | **(1,538)** | **(593)** | **6,852** | **3,007** |
| | *2* | | *117* | *97* | | | *(1,538)* | *(593)* | | |
| | **47** | | **(59)** | **(28)** | **6** | **4** | **(1)** | **0** | **1,400** | **718** |
| | *36.2%* | | | | | | | | *20.4%* | *23.9%* |
| | (22) | | (27) | (50) | (2) | (1) | 13 | 20 | (677) | (355) |
| | **25** | | **(86)** | **(78)** | **4** | **3** | **12** | **20** | **723** | **363** |
| | *19.2%* | | | | | | | | *10.6%* | *12.1%* |
| | | | | | | | | | (186) | (29) |
| | | | | | | | | | 1 | 1 |
| | | | | | | | | | 11 | (30) |
| | | | | | | | | | 549 | 305 |
| | | | | | | | | | (142) | (64) |
| | | | | | | | | | **407** | **241** |
| | | | | | | | | | (160) | (10) |
| | | | | | | | | | 55 | 11 |
| | | | | | | | | | **302** | **242** |
| | 13 | | 19 | 13 | 4 | 3 | | | 467 | 321 |
| | **327** | | **5,033** | **5,738** | **22** | **20** | **(4,750)** | **(5,433)** | **13,094** | **13,339** |
| | 95 | | 3,269 | 4,675 | 8 | 3 | (50) | (424) | 4,716 | 6,972 |

In order to provide better disclosure on the business segments in which the AEM Group operates, which are represented according to the "chain" to which they belong. 2006 figures include the results of the Ecodeco Group from April 1, 2006.

## Electricity

This includes the production and sale of electricity on the free market, as well as the activities involved in the wholesale trading of power.

## Gas and Heat

This refers to the production and purchase of gas and those related to its subsequent sale on the market or its use in the Group's thermoelectric power stations. The sector also includes the production and sale of heat in the form of district heating and heat management services.

## Networks and Regulated Markets

This includes electricity distribution, the sale of electricity to the captive market, and the gas storage and distribution activities.

## Waste & Power

This includes the activities relating to the building, running and transfer to other territorial operators of integrated systems for the disposal of waste by valorising material and energy.

## Services

In addition to the previous areas of business, there is also the Corporate sector, which includes the activities of strategy, governance and control of the industrial operations and the centralised services provided to the operating units.

Lastly, the Other Activities area includes the Water Distribution and Treatment activity carried on by the Edison Group through its joint venture IWH.

The following table summarises the results achieved in 2006 by the business segments identified in this way, with comparative figures for the previous year.

## Electricity

The demand for electricity in Italy in 2006 marked an increase of 2.2% compared with 2005, and amounts to 337.8 TWh. National production, net of pumping fluctuations, covered 86.8% of demand, whereas net imports fell to 13.2%.

The trend in demand has shown positive rates of growth in each of the twelve months of the year, except for April, when it reported a decline of 2.0% with respect to April 2005. This growth was particularly significant during the months of January (+4.0% compared with January 2005), and July (+6.2%).

Domestic power generation came 83.6% from thermoelectric sources, 13.6% from hydroelectric sources and 2.8% from geothermal and wind power sources.

With respect to the previous year, there were increases in output from hydroelectric (+0.2%), thermoelectric (+4.0%), geothermal (+3.8%) and wind power (+37.0%) sources.
Overall national output grew (+3.8%) compared with a decline in the foreign balance (–9.0%).

## Gas

Natural gas consumption in 2006 came 84.4 billion cubic metres, a decrease of 2.1% compared with the previous year.

The demand for natural gas showed a reverse trend compared with recent years because of the weather conditions, which were particularly mild in the last few months of the year.
In fact, demand declined by 3.4% in September, by 3.5% in October, by 7.6% in November and by 16.0% in December.
On the other hand, the demand for natural gas rose sharply towards the end of 2005 and in the first few months of 2006, due to higher demand for civil uses because of the particularly rigid weather conditions and because of the increase in electricity output by gas-fed power plants.
The Ministry of Productive Activities handled this scenario by activating the emergency procedure. This involved ordering industrial and thermoelectric plants to switch to fuel oil. Initially, the switch was limited to plants that had the chance to use alternative fuels that were compatible with the environmental rules; later, up until March 31 (with Decree Law 19 of January 25, 2006 "Urgent measures to guarantee supplies of natural gas" converted into Law 108 of March 8, 2006), power stations were authorised to use fuel oil also in derogation of the current environmental regulations.



*Milan – The Conca Fallata offshoot canal where the 300kW hydraulic turbine of the mini-hydroelectric power plant built by AEM is located.*

The Electricity sector includes the production and sale of electricity on the free market and marketing activities in the wholesale electricity market.

In addition to the activities carried on in this sector by the AEM S.p.A. and by its subsidiaries AEM Trading S.r.l. and AEM Energia S.p.A. and Valdisotto Energia S.r.l., it also includes the AEM Group's portion of the activities carried on by Edipower S.p.A. and the Electricity sector of the TdE/Edison Group (Delmi Group).

In particular, the companies or activities represented by this segment concern:

## AEM S.p.A. and its subsidiaries

- **Production Division of AEM S.p.A..** This is the division of the Parent Company that looks after the technical side of the thermoelectric and hydroelectric plants owned by AEM S.p.A.. The dispatching of the energy produced by these power plants has been delegated to the subsidiary AEM Trading S.r.l. on the basis of specific contracts which govern their respective roles and responsibilities from an economic and legal point of view. Under these agreements, the Production Division of AEM S.p.A. took on responsibility for managing the generation facilities from a technical point of view, guaranteeing the production of electricity on the basis of the dispatching plans drawn up by AEM Trading S.r.l.. AEM Trading S.r.l., on the other hand, has been delegated responsibility for buying the fuel needed for thermoelectric production and for selling the electricity produced on the market.

- **Electricity Division of AEM Trading S.r.l..** AEM Trading S.r.l. operates on the wholesale electricity markets. It is also involved in energy portfolio management. The company has contracts for use of the production capacity installed at the power plants of AEM S.p.A. and Edipower S.p.A., for which it directly handles fuel procurement. It operates directly on the markets organised by Gestore del Mercato S.p.A. (IPEX) and trades in electricity through bilateral contracts with other operators, in addition to purchases and sales on foreign markets. As part of its portfolio management activity, AEM Trading S.r.l. is also responsible for meeting AEM Energia S.p.A.'s electricity requirements.

- **Electricity Division of AEM Energia S.p.A..** This company sales electricity to eligible customers.

- **Valdisotto Energia S.r.l..** This company sells electricity to eligible customers in the province of Sondrio.

## Companies consolidated on a proportional basis

- **Edipower S.p.A..** This company, which is consolidated 20% on a proportional basis directly by AEM S.p.A., owns thermoelectric and hydroelectric plants for electricity generation. Edipower S.p.A. has signed agreements with the operating partners for the dispatching of the electricity produced by its own plants.
  Under these contracts, the company exclusively looks after the technical side of the plants, guaranteeing production on the basis of dispatching plans agreed with the operating partners. For AEM, these agreements were signed by AEM Trading S.r.l..

- **Electricity Division of the TdE Group/Edison (Delmi Group).** The results of the TdE/Edison Group's Electricity sector have been proportionally consolidated at 50% (for the whole 2006 and just for the last quarter of 2005) and include the electricity production and sale activities carried on by Edison S.p.A. and its subsidiaries. They also include the results of Edipower S.p.A., which is proportionally consolidated at 50% by Edison S.p.A..

## Regulatory and tariff framework

### PRODUCTION DIVISION

The 2006 Budget Law approved on December 22, 2005 foresaw certain amendments to the regulations on the hydroelectric concessions defined in Decree no. 79/99:

- all of the major hydroelectric concessions have been extended for ten years compared with the expiry dates contained in Decree 79/99; the extension is subject to carrying out "suitable plant modernisation". The concession holders that intend to take advantage of the extension have to pay for four years from 2006 an additional annual fee of 3,600 euro per MW of nominal installed power;
- the concessions have to be assigned after a public tender. Paragraph 12.3 of Decree 79/99, which provided for a preferential right when the concession is granted in favour of the previous concession holder, has been abrogated.

A decree by the Environment Ministry determined the increase for the two-year period 2006-2007 of the annual surcharge due by the concession holders of water offtakes for the production of power with an average nominal power of more than 220 kW.

Paragraph 1106 of the 2007 Budget Law provided, solely for the province of Sondrio, that from the date that the law took effect and for a period of two years, the new concessions for large and small offtakes of water for hydroelectric use are to be issued after consultation with the Environment Ministry and assistance from the Agency for Protection of the Environment and for Technical Services.

With resolution 318/06, the Authority amended the economic conditions laid down in articles 4 and 5 of Resolution 34/05 for the withdrawal of electricity produced by plants that use renewable sources, withdrawn by the network manager, as per article 13, paras. 3 and 4, of Decree 387 of December 29, 2003.

With resolution 317/06, the Authority also initiated a procedure to determine the costs of producing energy from renewable sources, as well as to make any related observations and proposals to the Government and to Parliament in accordance with Law 481/95.

*Emissions Trading*

In accordance with EU Directive 2003/87/CE, the Member States have to take steps to ensure that no plant that involves $CO_2$ emissions is still in operation from January 1, 2005 onwards, unless the manager has an authorisation from the competent authority that contains an obligation to return rights or quotas for issuing a metric ton of $CO_2$ to the extent that such emissions are effectively released into the atmosphere during each calendar year.

The incorporation of Directives 2003/87 and 2004/101 only took place with Decree 216 of April 4, 2006 after the EU Commission had penalised Italy for being overdue.
In the meantime, the Government has issued Decree Law 273/04 containing urgent measures for application of the system, and two Ministerial Decrees for its implementation. Pursuant to these provisions, thermoelectric producers (as well as operators in other industrial sectors interested in the application of the directive) have been able to present a request for authorisation to emit greenhouse gases.

On February 23, 2006 the European Union officially approved Italy's National Plan for the assignment of $CO_2$ emission quotas 2005-2007. As a result, the Environment Ministry issued a decree on the "Assignment and release of $CO_2$ quotas for the period 2005-2007" by sector and by plant, which regulates the transfer, restitution and cancellation of the quotas.

On February 16, the Ministry issued a decree on the "Recognition of the authorisations to emit greenhouse gases released under decrees 2179, 2215/04 and 13/05 in accordance with Decree Law 273 of November 12, 2004, converted into law, with amendments, by Law 316 of December 30, 2004, publishing a list of the plants authorised to emit greenhouse gases.

In accordance with these provisions, production enterprises had to report their $CO_2$ emissions in the year to the Environment Ministry by the end of March 2006. Emissions certifications have to be recorded in the special register for the sale and purchase of quotas on the national and international markets.
As a result of delays in the implementation of the Register, as well as its system failure, the Ministries extended the deadline for the restitution of greenhouse gas quotas for 2005 to September 15, 2006.

In the first half of December 2006, the technicians of the Environment and Economic Development Ministries finalised the National Emissions Allocation Plan for the period 2008-2012, which was then sent to Brussels, as a warning had already been received that it was late.
The Plan envisages a 6% annual reduction in the national emissions cap compared with the previous period. Italy is in fact proposing a cap of 209 $MtCO_2$ compared with the first period's cap of 223.11 $MtCO_2$. The reduction mainly affects energy activities (–30 $MtCO_2$/year compared with the first period). The Plan being examined by the Commission also provides for the allocation of 12 $MtCO_2$/year, for payment, a "virtual" quota of 19 $MtCO_2$/year reserved for new entries, and the chance to use the so-called "flexible mechanisms" up to a maximum of 19 $MtCO_2$/year (20% of the national reduction effort).

Lastly, under paragraphs 1110 to 1115 of the 2007 Budget Law, a revolving fund to finance the measures to implement the Kyoto Protocol was set up at Cassa Depositi e Prestiti S.p.A. Within three months of the Law first being applied, it will be established how the funds are to be paid out.

### *Green certificates*

Pursuant to art. 11 of Decree 79/99, as amended by art. 4 para. 1 of Decree 387/2003, all entities that produce or import energy into Italy have to inject into the network a certain percentage of energy from renewable sources calculated on the basis of the energy produced and imported during the previous year. This obligation can also be satisfied by the end of March the following year by trading

Green Certificates issued for energy produced by plants using renewable sources that have been certified IAFR by GSE.

GSE can also issue Green Certificates to itself (for the energy produced by CIP 6 plants and sold on the market) to allow operators to meet their obligations.

According to the estimates given in the Bulletin entitled "Incentives for Renewable Sources" published by GSE in October 2006, the demand for Green Certificates in 2006 amounted to 120,000 CV, equal to the production by certified plants of around 6 TWh, versus output and imports subject to the obligation equal to around 221 TWh and an obligatory quota of 2.7%.

The reference price identified by GSE for the 2006 Green Certificates that it had available was 125.28 Euro/MWh, giving a price of 6,264 euro per certificate.

With resolution 113/06, the Authority adopted criteria for recognising the charges deriving from article 11 of Decree 79/99 to the power generation plants fed by sources similar to renewables.

Pursuant to Decree 152/06, "Rules on environmental matters" (The Environment Code), implemented by Law 308 of December 15, 2004, "Delegation to the Government for the reform, coordination and integration of the legislation on environmental matters and measures for direct application", the period of validity of green certificates has been extended to 12 years.

The 2007 Budget Law revokes the rule contained in paragraph 71 of the Marzano Law, which permitted the recognition of Green Certificates for electricity produced by cogeneration plants combined with district heating.

### *Provisions concerning CIP 6 energy*

With resolution 138/06, the Authority initiated another process regarding the optimisation of the call to produce and of the dispatching of the CIP 6/92 production units within the context of the electricity market. The purpose of this process is to reduce the procurement costs of electricity and of the resources for dispatching, and therefore to reduce the costs that get passed on to customers of the electricity market.

After consultation, with resolution 249/06 the Authority updated the CEC (avoided fuel cost) component of the selling price of energy produced by plants that operate under the CIP 6/92 regime, as an advance for 2007.

In particular, the Authority has said that the CEC ought to reflect market prices for natural gas in Italy as much as possible.
The final update of the CEC component for 2007 will be dealt with in a later provision.

The Authority issued a consultation document on the definition of mechanisms for the recognition to owners of CIP 6 plants of the charges deriving from the application of EC Directive 2003/87/CE (the Emissions Trading Directive) for the purchase on the European market of the greenhouse gas emission quotas needed to cover emissions in excess of the quantity assigned to the individual production unit.

Note that the 2007 Budget Law excluded from the CIP 6 incentives those plants using similar sources, except for those "already authorised and effectively under construction".

## TRADING OF ELECTRICITY

### *Dispatching*

The current conditions for the provision of the public electricity dispatching service and for the procurement of the related resources on a merit-order basis were laid down in resolution 168/03 and subsequent amendments.
These rules will be replaced by those contained in resolution 111/06 from April 1, 2007, in order to permit the development of forward trading in electricity.

With resolution 20/06, the Authority approved the modifications to the set of rules for merit-order dispatching proposed by Terna in order to include the considerations made by the AEEG in resolution 168/03 regarding the storage of energy for the security of the system, specifying the technical and procedural conditions for use of the production and strategic pumping units.

With resolution 314/06, the Authority made some changes to resolution 168/03, on the procurement of resources for the dispatching service, in order to contain and stabilise the costs of operating this service.

With resolution 104/06, the Authority again amended and integrated for 2006 the provisions of Attachment A to resolution 48/04, which is still in effect only for Title IV concerning the remuneration of production capacity from March 1, 2004 up to the time when the remuneration system will be fully up and running. This resolution extends to the whole of the current year the validity of the transitional system for the remuneration of available production capacity. In particular, the Authority has defined for 2006 a new reference price, called Prif, which takes account of the fixed production costs already included in the PGn and incorporates an element that is indicative of the variable production costs determined on the basis of the average off-peak hourly figures recorded in the same month as the price mentioned in resolution 168/03 para. 19.3 letter c) (PUN).

### *The functioning of the Power Exchange*

On April 1, 2004 the Italian Electricity Market (or "Power Exchange") became definitively operative.
The active participation in the Power Exchange on the part of buyers was possible from January 1, 2005.

The Power Exchange, which is organised and run by Gestore del Mercato Elettrico S.p.A. ("GME"), is a non-obligatory market: taking part in market sessions (the "day-ahead market" and the "adjustment market") is voluntary, as producers can sell power through physical bilateral contract stipulated outside the Exchange.
The only constraint on participation, which affects all plants (both those that direct their output to the Power Exchange and those that have stipulated bilateral contracts), concerns the market for dispatching services; participation in this market is obligatory for production units that are authorised to provide dispatching services (whether planned or in real time, i.e. when executing balancing orders on the request of Terna).

### *Provisions concerning imports*

With resolution 269/05, in implementation of the decree issue by the Ministry of Productive Activities on December 13, 2005 – *Determination of the methods and conditions for electricity imports in 2006* – the Authority approved the rules for 2006 concerning the management of import and export congestion on the interconnection network with other countries and for the assignment of hedges against the risk associated with price differentials between areas of the Italian Electricity Market and adjacent areas abroad. The measure concerns 50% of the import capacity available to the manager of the Italian national grid (excluding the capacity reserved for the execution of long-term contracts with ENEL S.p.A. relating to supplies to the captive market, equal to 1,800 MW on the electricity borders with France, and 600 MW on the borders with Switzerland, for a total of 2,400 MW) on the electric borders of France, Switzerland, Austria, Slovenia and Greece, while the other 55% is assigned according to other rules established by the individual neighbouring States.

Note that the Ministerial decree has given the Sole Buyer hedges against the price risk for 26% of the assignable capacity (for a total of 2,550 MW), while the rest is assigned to the free market.

The Authority has continued the progress undertaken last year in implementing regulation 1228/2003 of the European Commission. Therefore, market mechanisms have been foreseen for 2006 both for the congestion manager (having recourse to the Power Exchange's Day-Ahead Market), and for the assignment of hedges on the differential between the foreign price and the domestic price for the zone of importation (to guarantee Italian consumers against the risk of volatility in congestion costs on the interconnection networks).

With resolution 288/06, in implementation of the decree issued by the Minister of Economic Development on December 15, 2006, the Authority established the methods and conditions for the management of import and export congestion on the interconnection network with other countries for 2007.
The measure adopted by the Authority for 2007 envisages that the assignment of transport capacity will be performed by joint procedures on the part of the network managers concerned for all frontiers between countries belonging to the European Union (with the exception of Switzerland and Slovenia).
The allocation mechanism chosen is that of explicit auctions; the portion of the auction proceeds that are paid to Terna goes to the complete benefit of the Italian end-customers (in terms of lower dispatching charges) in proportion to the amounts consumed, which is in line with the Regulations and with EU legislation.

This decree confirms the provisions of the decree issued on December 23, 2005 by Ministry of Productive Activities for selling electricity imported by ENEL S.p.A. to Acquirente Unico S.p.A. under long-term contracts (66 euro/MWh), even if it foresees an update of the price based on the price index as per art. 5 of the MPA Decree of December 19, 2003. Note, however, that the capacity reserve has been maintained only for the long-term contract for imports from Switzerland (600 MW), whereas no reserve was granted for the contract with France.

On December 27 and 28, 2006 the Sole Buyer published the results of the import auctions for 2007.

***Provisions concerning sales to the Sole Buyer of energy destined for the captive market and the assignment of CCC***

As regards procurement for 2006, the Sole Buyer has announced a first auction for so-called "two-way" differential contracts (similar to swaps: a fixed price is exchanged for a variable price) on October 28, 2005 (a base load-type product) and a second auction (peak-type product) on November 14, having as a point of reference the hedge for prices in the macrozone made up of the "Centre North, Centre South, South, Calabria, Sicily and Sardinia". At the second auction, AEM Trading was assigned peak contracts of 400 MW in the first, the second and the third quarters 2006.

Nine entities, with a total offer of 69 bands (1,725 MW) for the 1st quarter, 39 bands (975 MW) for the 2nd quarter, 15 bands (375 MW) for the 3rd quarter, 24 bands (600 MW) for the 4th quarter, took part in a third auction for differential contracts relating to 2006. AEM Trading was assigned 25 MW in the second quarter and 250 in the fourth quarter.

For procurement in 2006, the one-way differential contracts stipulated in 2005 were also extended for a total of 9,396 MW.

As regards the base load and peak load CCC allocations (hedging against the risk of volatility of the fee for allocation of transport capacity) for 2006, AEM Trading was assigned base loan CCC on both an annual and a monthly basis for the North, Calabria and Sicily zones.

For allocation of the annual CCCs for 2007, AEM Trading was the assignee of base load CCCs for the North and Sicily zones, and of peak load CCCs for the North zone.

In November and December, the Sole Buyer held auctions for the stipulation of electricity trading contracts and of two-way base load differential contracts for 2007. AEM Trading was assigned 1 MW at the auction held on November 30.

## SALE OF ELECTRICITY TO END-CUSTOMERS ON THE FREE MARKET

Law 239/04, the reform of the energy sector, introduced EC Directive 2003/54/CE into Italian law, with the result that from July 1, 2004 any non-residential end-customer is now an eligible customer and from July 1, 2007, any end-customer will be an eligible customer.

With resolution 105/06, the Authority approved the Code of Commercial Conduct for the sale of electricity, which is meant to guarantee the adoption of suitable measures to protect eligible end-customers with a low-tension connection. The Code will become effective on January 1, 2007.

In August, the Authority issued a reconnaissance document with a view to liberalising sales to all end-customers from July 1, 2007 as provided for under Directive 2003/54/CE. The Authority's interventions in retail electricity sales form part of a review of the current rules which is necessary to comply with the Directive and will only be decided on at a later date.

With resolution 314/06, the Authority continued its gradual approach to the method of calculating the effective balancing fees for non-relevant consumption units foreseen once the system is up to speed by article 32 of resolution 168/03, reducing for 2007 the threshold under which mismatches are valued at the market price of the day before (PUN) from 7% to 3%.

### *Measures regarding the allocation of CIP 6 electricity to the market*

On December 5, 2005 the Ministry of Productive Activities issued a decree establishing an allocation price for CIP 6 electricity in 2006 of 55.50 euro/MWh. The assignable capacity therefore comes to a total of 5,600 MW and is reserved 40% for the Sole Buyer, with the rest being allocated to free market customers.
As regards the allocation of CIP 6 electricity for 2006, with a decree on December 14, the Ministry of Productive Activities established an allocation price for 2007 of 64 euro/MWh for the first quarter of the year; this price was then updated during the year in accordance with the instructions issued by the Authority for Electricity and Gas depending on the quarterly changes in the price index as per art. 5 of the Ministry of Productive Activities' decree of December 19, 2003 (1). With a communiqué on December 15, 2006, GSE announced that the total quantity of electricity to be assigned for 2007 amounted to 5,400 MW, of which 35% is reserved for the Sole Buyer, while the rest is to be assigned to free market customers.

(1) A consultation document is expected to be issued by the Authority for Electricity and Gas as regards the ways in which this price will be adjusted during the other three quarters of 2007.

# Quantitative data

| GWh | 01.01.2006 12.31.2006 | 01.01.2005 12.31.2005 | Change | % 06/05 |
|---|---|---|---|---|
| *Sources AEM* | | | | |
| **Net production** | **9,851** | **7,908** | **1,943** | ***24.6%*** |
| – Thermoelectric | 3,405 | 2,135 | 1,270 | *59.5%* |
| – Hydroelectric | 1,498 | 1,316 | 182 | *13.8%* |
| – From Edipower plants | 4,948 | 4,457 | 491 | *11.0%* |
| Purchases from others producers [1] | 1,955 | 2,417 | (462) | *(19.1%)* |
| **Total sources of funds - AEM** | **11,806** | **10,325** | **1,481** | *14.3%* |
| *Edison* [2] | | | | |
| Net production | 25,962 | 6,232 | – | – |
| – Thermoelectric | 17,995 | 4,288 | – | – |
| – Hydroelectric | 1,525 | 286 | – | – |
| – Wind power | 229 | 61 | – | – |
| – From Edipower plants | 6,213 | 1,597 | – | – |
| Purchases and exchanges from others producers | 6,738 | 804 | – | – |
| **Total sources of funds - Edison** | **32,700** | **7,036** | – | – |
| TOTAL SOURCES | 44,506 | 17,361 | *ns* | *ns* |
| *Applications AEM* | | | | |
| Sales to eligible customers and wholesalers | 5,669 | 6,292 | (623) | *(9.9%)* |
| Sales on the Stock Exchange | 6,066 | 3,962 | 2,104 | *53.1%* |
| Export | 71 | 71 | – | – |
| **Total applications - AEM** | **11,806** | **10,325** | **1,481** | *14.3%* |
| *Edison* [2] | | | | |
| Sales to eligible customers and wholesalers | 19,691 | 3,529 | – | – |
| Sales on the Stock Exchange | 2,996 | 618 | – | – |
| CIP-6 dedicated production | 9,982 | 2,814 | – | – |
| Export | 31 | 75 | – | – |
| **Total applications - Edison** | **32,700** | **7,036** | – | – |
| TOTAL USES | 44,506 | 17,361 | *ns* | *ns* |

(1) Excludes purchases by the Sole Buyer for the captive market.

(2) 50% of the figures for the period 01.01.2006-12.31.2006. 50% of the figures for the period 01.10.2005-12.31.2005.

During 2006, the Group's total electricity output came to 35,813 GWh, to which has to be added purchases of 8,693 GWh, for a total availability of 44,506 GWh.

The figures also include the portion (50%) pertaining to Edison's plants and purchases for the whole of 2006 and the fourth quarter of 2005.

The availability of electricity was allocated as follows: 25,360 GWh for sale to eligible end-customers, wholesalers and traders, 9,062 GWh for sale on the Power Exchange, 9,982 GWh for sale to GRTN relating to Edison CIP 6 production plant and 102 GWh for sales abroad.

Given the lack of consistency with the previous year caused by the inclusion of the TdE/Edison Group in the scope of consolidation, the comments on the variances compared with 2005 will be limited exclusively to the activity of AEM S.p.A. and its direct subsidiaries.

The thermoelectric production of AEM's plants came to 3,405 GWh, with an increase of 59.5% compared with the first nine months of the previous year, thanks to the start-up of the new combined-cycle unit at the Cassano d'Adda plant. AEM's hydroelectric power generation of 1,498 GWh also increased compared with 2005 (+13.8%) due to higher rainfall and despite a different drawdown programme, conditioned to a certain extent by release restrictions. Output by Edipower's plants was higher than last year (+11.0%), thanks to the start-up of the new combined-cycle unit at the Piacenza plant and full availability of the Brindisi thermoelectric plant compared with the previous year.

Higher production by AEM made it possible to reduce purchases on the Power Exchange and from third parties significantly compared with 2005 (–19.1%). The main procurement source was buying from other national operators for 512 GWh, including withdrawals by way of negative balancing (953 GWh in 2005), followed by purchases on the Power Exchange of 415 GWh (920 GWh in 2005) and imports of 291 GWh (190 in 2005). Lastly, purchases also include 737 GWh of power purchased on foreign markets for resale to those same markets (354 GWh in 2005).

As regards the destinations, 2006 sales on the Power Exchange rose by 53.1% compared with 2005, reaching 6,066 GWh, mainly because of higher availability of energy from the AEM and Edipower plants, while direct sales to eligible end customers and wholesalers went down by 9.9% to 5,669 GWh, including sales of 5,669 GWh on foreign markets.

## Relevant events

Principal events during 2006 in the Electricity sector were as follows:

- as a result of the gas emergency, oil-fed power plants were authorised by Decree Law 19 of January 25, 2006 to produce electricity, which was dispatched by Terna S.p.A.. This decree meant that between January 27 and March 24, 2006 certain groups of the power stations at Sermide, Turbigo and San Filippo belonging to Edipower had to operate outside the tolling contract;
- January 2006 saw the commercial start-up of the new 380 MW (Group 6) combined-cycle unit at the Cassano d'Adda thermoelectric plant (owned 75% by AEM S.p.A., 25% by ASM Brescia). In particular, on January 18, 2006 the plant injected 1,000 MW of electricity into the network for the first time;
- January 2006 also saw the commercial start-up of the new CCGT (788 MW + 49 MW of post-combustion) at the Piacenza thermoelectric plant owned by Edipower, after the completion of testing in December 2005;
- February 9, 2006, Edison's new 16 MW wind park was inaugurated at Ripabottoni, in the province of Campobasso. In total, Edison now has 24 wind parks with a total installed power of around 260 MW;
- On December 14, 2006 Edison S.p.A. and BG Italia S.p.A. signed an agreement that provides for the acquisition of 66.3% of Serene S.p.A. by BG Italia S.p.A., a company 33.7% owned by BG Italia S.p.A.. The Company manages five thermoelectric plant, started in 1997, with a total installed capacity of 400 MW;
- work continued on building a new 800 MW combined-cycle unit at Turbigo, owned by Edipower.

## Income statement figures

| millions of euro | 01.01.2006<br>12.31.2006 | 01.01.2005<br>12.31.2005 | Change |
|---|---|---|---|
| Revenues from sales | 4,622 | 1,601 | 3,021 |
| Gross profit from operations | 991 | 457 | 534 |
| *% of Revenues from sales* | *21.4%* | *28.5%* | - |
| Amortisation, depreciation and provisions | (453) | (205) | (248) |
| Net profit from operations | 538 | 252 | 286 |
| *% of Revenues from sales* | *11.6%* | *15.7%* | - |
| Capital expenditure | 253 | 211 | 42 |

During 2006, also considering AEM's share of the TdE/Edison Group (Delmi Group), the revenues of the Electricity sector amounted to 4,622 million euro, with a gross profit from operations of 991 million euro which after amortisation, depreciation and provisions of 453 million euro led to a profit from operations of 538 million euro.

Considering the fact that the scope of consolidation in 2006 is not comparable with that of the previous year, the following table shows the contribution made to this segment by AEM S.p.A. and its subsidiaries and by the proportionally consolidated companies, represented by the TdE/Edison Group (Delmi Group).

| millions of euro | AEM (1) | | Edipower (2) | | Edison (3) | | Eliminations | | Electricity | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 01.01.06<br>12.31.06 | 01.01.05<br>12.31.05 | 01.01.06<br>12.31.06 | 01.01.05<br>12.31.05 | 01.01.06<br>12.31.06 | 01.01.05<br>12.31.05 | 01.01.06<br>12.31.06 | 01.01.05<br>12.31.05 | 01.01.06<br>12.31.06 | 01.01.05<br>12.31.05 |
| Revenues from sales | 1,058 | 867 | 271 | 215 | 3,541 | 735 | (248) | (216) | 4,622 | 1,601 |
| Gross profit from operations | 304 | 233 | 90 | 77 | 597 | 147 | - | - | 991 | 457 |
| *% of Revenues from sales* | *28.7%* | *26.9%* | *33.2%* | *35.8%* | *16.9%* | *20.0%* | - | - | *21.4%* | *28.5%* |
| Amortisation, depreciation and provisions | (40) | (34) | (58) | (52) | (355) | (119) | - | - | (453) | (205) |
| Net profit from operations | 264 | 199 | 32 | 25 | 242 | 28 | - | - | 538 | 252 |
| *% of Revenues from sales* | *25.0%* | *23.0%* | *11.8%* | *11.6%* | *6.8%* | *3.8%* | - | - | *11.6%* | *15.7%* |
| Capital expenditure | 44 | 70 | 34 | 37 | 175 | 104 | - | - | 253 | 211 |

(1) This includes the Production Division of AEM S.p.A. and the Electricity Divisions of AEM Trading S.r.l. and AEM Energia S.p.A..

(2) This relates to the 20% consolidated directly by AEM S.p.A..

(3) Electricity Division of the TdE/Edison Group. 50% consolidation for the periods 01.01.2006-12.31.2006 and 01.10.2005-12.31.2005.

## AEM

The increase in sales revenues compared with 2005 in mainly attributable to the positive trend in the Power Exchange, together with higher quantities sold compared with the previous year (+1,481 GWh).

The increase in fuel costs on international markets, the increase in the price of CV (125.28 euro/MWh in 2006 versus 108.92 euro/MWh in 2005), as well as the measures adopted by the Government to cope with the so-called "gas emergency" (which led to the use of fuel oil in plants that usually run on gas), resulted in an increase in prices on the Italian Power Exchange, particularly in the first quarter of the year.

Then there was the particularly remunerative trend on secondary markets during 2005, because of the rise in demand for electricity from renewable sources as a consequence of the "gas emergency". Provision 123/06 of the Authority for Electricity and Gas, issued in June 2006, initiated a procedure for the definition of urgent measures to contain the cost of the electricity dispatching service for end-customers, leading to a reduction in these revenues in the last few months of 2006.

The development of activities on the main foreign power markets, the higher valuation of the surplus green certificates for 2005 and 2006 and the emission rights for 2005 and 2006 also contributed to the growth in revenues.

The gross profit from operations amounted to 304 million euro, 71 million euro less than the previous year. Gross profit from operations has also improved as a percentage of sales compared with 2005, rising from 26.9% to 28.7%.

The increase in gross profit from operations is mainly attributable to higher margins on the sale of electricity compared with 2005 (45.2 million euro) and to higher quantities of electricity sold (33.0 million euro).

The higher contribution of green certificates (11.5 million euro) and of the valuation of emission rights (5.6 million euro) was partially offset by lower out-of-period income that in 2005 included the reimbursement received from the Electricity Equalisation Fund to equalise the tax on hydroelectric yield paid in advance for 2001 (18.6 million euro).

Depreciation, amortisation and provisions amount to 40 million euro, a rise of 6 million euro compared with the previous year, thanks to the capital investments that entered service during 2006, in particular the new combined-cycle unit at the Cassano d'Adda power station.

Because of the changes explained above, the profit from operations went from 199 million euro in 2005 to 264 million euro in 2006, a growth of 33%, reaching 25.0% of total revenues (23.0% in 2005).

Capital expenditure amounted to 44 million euro and concerned:

- for 35 million euro, the hydroelectric plants, mainly those associated with continuing the works to boost the Premadio plant (for the construction of the left-hand derivation and group servicing), completion of the new Viola Canal, installation of a new 10.4 MW control panel at the San Giacomo dam (due to start up by the end of 2006), compaction of the San Giacomo dam, and the renewal of electromechanical components;
- for 9 million euro the thermoelectric power plants, for the completion works on the new combined-cycle unit at the Cassano d'Adda power station and the renewal of electromechanical components.

## EDIPOWER

The total volume of electricity produced by Edipower in the first nine months of 2006 amounted to 4,948 GWh, for an increase of 11.0% compared with last year, thanks to the start-up of the new combined cycle unit at the Piacenza plant and full availability of the Brindisi thermoelectric plant compared with the previous year.

The significant increase in revenues, which went from 215 million euro to 271 million euro, is mainly due to direct production and sale on the Power Exchange of around 400 GWh, generated by oil-fed power stations, which were not made available to AEM under the tolling contracts because of the measures taken during the gas emergency.

The increase in gross profit from operations, which has gone from 77 million euro to 90 million euro, is related to the direct sale of electricity produced in "must run" mode on the Power Exchange, as well as to certain non-recurring items, including the proceeds of the transaction signed in June 2006 between Edipower and Enel S.p.A., out-of-period MSD income and the recording of the reimbursement from AEEG for the additional costs incurred during the period of the gas emergency.

Net of depreciation, amortisation and provisions of 58 million euro charged during the period, profit from operations comes to 32 million euro, 7 million euro more than the 25 million euro booked in 2005.

Edipower's capital expenditure during 2006, of 34 million euro, relate to the continuation of the construction work on the new 800 MW combined cycle unit at the Turbigo (MI) thermoelectric plant and on-site work to replace two generating units at the Mese Power Station in the province of Sondrio, (phase).

## TDE/EDISON (DELMI GROUP)

In 2006, the part of the Electricity Division of the TdE/Edison Group (Delmi Group) pertaining to AEM turned in revenues of 3,541 million euro, with a gross profit from operations of 597 million euro, equal to 16.9% of revenues.

Profit from operations, after depreciation, amortisation and provisions of 355 million euro, amounted to 242 million euro (6.8% of revenues).

During the year, the share of capital expenditure pertaining to the AEM Group was 175 million euro (including the share pertaining to Edison of Edipower's capital expenditure, amounting to 42 million euro) and concerned:

- in the thermoelectric field, ongoing investment in the 800 MW plants at Torviscosa (UD), the September start-up of Simeri Crichi (CZ) and Altomonte (CS), as well as the investments on the repowering of the Turbigo (MI) plant and modernisation of the Mese (SO) hydroelectric power station owned by Edipower;
- in the field of wind power, completion of the "San Bartolomeo Wind Park" (16 MW) in the Municipality of Ripabottoni (CB) which entered service in February 2006.



*Sesto San Giovanni (MI) – The district heating plant.*

The Gas and Heat segment includes the various activities involved in the production and purchase of gas and its subsequent sale on the market or its utilisation in the Group thermoelectric power stations. It also includes the production and sale of heat in the form of district heating and heat management services.

In addition to the activities carried out in this sector by the subsidiaries of AEM S.p.A. (AEM Trading S.r.l., AEM Energia S.p.A., AEM Gas S.p.A. and AEM Calore & Servizi S.p.A.), it also includes, for the portion pertaining to the AEM Group, the activities carried on in the Hydrocarbons segment by TdE/Edison Group (Delmi Group) and Plurigas S.p.A..

Note that following the agreement to sell Serenissima Energia S.r.l. to ACSM Como S.p.A., its costs and revenues are recorded in a separate item called "result of assets due to be sold", both in 2005 and in 2006.

In particular, the companies or activities represented by this segment concern:

## AEM S.p.A. and its subsidiaries

- **The Gas Division of AEM Trading S.r.l..** It handles the purchases of gas that AEM Energia S.p.A. needs for resale. It also handles the purchases of fuel needed to cover the requirements of the thermoelectric plants of AEM S.p.A. and Edipower S.p.A., for which it looks after the dispatching of the electricity produced, the costs of which are recorded by the electricity chain.
- **The Gas Division of AEM Energia S.p.A..** It sells gas to end-customers.
- **The Heat Division of AEM Gas S.p.A..** It is the owner of the cogeneration plants at Tecnocity and Famagosta (districts of the city of Milan), heating plants and the district heating networks connected with these plants. The cogeneration plants are under contract to AEM Trading S.r.l. which has the right to use their production capacity in exchange for an annual fee. The district heating networks and heating plants are under contract to AEM Calore & Servizi S.p.A..
- **AEM Calore & Servizi S.p.A..** It is involved in selling heat through the district heating networks owned by AEM Gas S.p.A. and in heat management services. It also carries on an activity in the field of facility management services, which has become marginal following the sale of the national division on April 1, 2005.

## Companies consolidated on a proportional basis

- **The Hydrocarbons Division of the TdE/Edison Group (Delmi Group).** The results of the Hydrocarbons Division of the TdE/Edison Group (Delmi Group) have been proportionally consolidated at 50% (just for the last quarter of 2005 and the whole of 2006) and include the gas production, procurement and sale activities carried on by Edison S.p.A. and its subsidiaries. Compared with the figures for the Hydrocarbons Division shown in the consolidated financial statements of the TdE/Edison Group (Delmi Group), these figures exclude the distribution and storage activities carried on by Edison DG S.p.A. and Edison Stoccaggio S.p.A., respectively, which have been included in the Networks and Regulated Markets segment.
- **Plurigas S.p.A.**. The company, which is proportionally consolidated at 40% by AEM S.p.A., operates in the wholesale natural gas market, stipulating purchase contracts mainly to cover the needs of its shareholders (AEM S.p.A., AMGA S.p.A. and ASM Brescia S.p.A.). The company provides shipping services and also sells gas to wholesalers and large end-users.

## Regulatory and tariff framework

### GAS TRADING

As regards the economic conditions for the supply of natural gas, in order to verify the natural gas procurement conditions on international markets, with resolution 188/04 the Authority requested gas importers and holders of annual and long-term procurement contracts to provide certain types of information on such contracts.
With resolution 229/06, the Authority fined Plurigas for not providing the information requested by the Authority under resolution 188/04.

In order to cope with the critical aspects that emerged in the field of the procurement of gas, with ministerial decree of September 29, 2006, the Ministry for Economic Development took steps to identify wholesale suppliers of last resort for the procurement of natural gas to be sent temporarily to the redelivery points for which transport capacity had not been requested, in all or in part, for the end-customers attached to distribution networks or with consumption of less than 200,000 $m^3$/year.
In all withdrawal areas, the owner of the most transport capacity for the purposes of choosing the wholesale supplier of last resort was ENI.

With reference to the storage rules, the Authority, with resolution 220/06, approved the storage code presented by Stogit.

With resolution 21/06, the Authority determined the value of the fees for the reintegration of strategic stocks, taking account of the trend in raw material costs in Italy and on international markets, as well as the need to discourage use of the gas held for strategic purposes.
For reintegration purposes, with resolution 265/06 the Authority defined the storage fees for thermal storage year 2006-2007, confirming the fees set with resolution 21/06, both for the payments authorised in accordance with the decree of September 26, 2001 and for those unauthorised or in addition to those authorised.

With resolutions 180/06 and 191/06, the Authority approved the proposals made by Stogit and Edison Stoccaggi to reduce the unit injection and supply fees for the provision of interruptible storage capacity, as per art. 7.2 of resolution 50/06,for the thermal year 2006-2007 and only for the modulation storage service.

With resolution 125/06, the Authority made certain amendments to resolution 166/05, which defined the tariff-setting criteria for the transport and dispatching of natural gas on the national and regional gas pipeline networks for the period October 1, 2005 to September 30, 2009.

With reference to the criteria laid down in resolution 166/05 on transport tariffs, on June 28, 2006 the Authority initiated a consultation process for the purpose of formulating proposals to amend and integrate the criteria for the determination of the transport tariff, as well as regulating access to the transport service as per resolution 137/02 (http://www.autorita.energia.it/docs/02/137-02.htm).

*Gas emergency*

Faced with an exceptional run-down of stocks as a result of the gas emergency, with resolution 71/06 the Authority took urgent transitional measures regarding balancing fees and the reintegration of stocks, as foreseen in point 29 of the climate emergency procedure. In this connection, the Authority provided for the injection period of thermal year 2006-2007, that the balancing fees should not be applicable only in cases where the higher use of injection capacity over and above that granted is the consequence of the activities needed to maximise injections into the network.

As one of the measures taken to cope with the gas emergency, the Authority passed resolution 84/06 which established how payment should be made to the Fund for the promotion of interruptibility of the gas system, set up at the Electricity Sector Equalisation Fund, for the transport surcharges (CPe, CPu, CRr, CM, CV, CVp), in accordance with resolution 166/05; the fees for 2006 were increased by 3.7% by resolution 297/05.

With resolution 178/06, the Authority approved the criteria for determining the higher costs incurred for the use of oil-fed power generation plants because of last winter's crisis in the procurement of natural gas (January-March 2006).
Pursuant to Decree 19 of January 25, 2006, converted into Law 108 of March 8, 2006, containing urgent measures to guarantee the supply of natural gas, the higher costs incurred by each owner of oil-fed power generation plants are determined by comparing the costs incurred in producing electricity with such plants and the costs that the same entity would have incurred for provide the same quantity of electricity, without such restrictions, both by means of its own production and by purchasing electricity on the market. In evaluating the higher costs, the Authority decided to include in the costs of oil-fed power generation plants only those costs that, without such a law, would not have been incurred; in other words the variable generation costs and incremental fixed costs.

The Ministry for Economic Development published certain measures in order to cope with possible gas emergency situations during the current thermal year, including two ministerial decrees on August 4, 2006. These concerned, on the one hand, the obligation to maximise storage injections (for which the Authority issued resolution 189/06) and, on the other, the obligation to maximise gas imports foreseen for the winter and to set up, at the selling companies' cost, an obligation to have in their portfolio 10% of industrial customers with interruptible supply contracts.
Compliance with the obligations of complete usage of the transport capacity granted to the points of entry to the national gas pipeline network was suspended from February 1, 2007, pursuant to the Ministerial decree of January 30, 2007.

The Ministry for Economic Development, with a decree of December 18, 2006, updated the Emergency Procedure to cope with the lack of coverage of the gas requirement in the event of unfavourable weather, approved by the Ministry of Productive Activities on June 25, 2004.

## SALE OF GAS TO END-CUSTOMERS

*Tariff regime*

In the conviction that the market is still not mature enough to guarantee competitive conditions that would permit consumers a sufficiently wide choice of trading offers from which to choose the most advantageous, the Authority laid down that when quoting their own economic conditions, companies selling gas will also have to quote the price calculated according to the criteria set by the Authority with resolution 138/03.
The rules laid down in resolution 138/03 are currently being reviewed; the Authority has in fact initiated a procedure, with resolution 297/06, for the development of measures to revise the instructions in article 8, which concern the ways of calculating the price of the variable portion of retail sales.

The final price offered is made up of the following components: distribution, transport and stocking, a variable fee for wholesale sales and a variable fee for retail sales. There will also be a compensation system to ensure that the effects of applying the new economic conditions in areas with low average annual consumption will have a gradual impact over time. Resolution 206/06 provides for a gradual removal of this mechanism.

With resolution 31/06, the Authority considered that there were not the conditions for changing or revoking the regulatory protection mechanism relating to the price that gas sellers have to offer in accordance with resolution 207/02. With resolution 134/06, from October 1, 2006, the area of tariff protection was limited to domestic customers with consumption of less than 200,000 cm/year.

Following the amendments made by resolution 248/04 to the methods of updating the raw material element as part of the economic conditions for the supply of gas, as well as the expected obligation to include a protection clause in wholesale contracts, the appeals filed by numerous operators to the Lombardy TAR were accepted, with the consequent annulment of resolution 248/04.
The Council of State announced its judgement on March 21, 2006 only with reference to the appeal filed by Hear Trading, accepting the Authority's appeal and rejecting the sentence passed by the Lombardy TAR that cancelled resolution 248/04.
As regards the other appeals, on the other hand, at the hearing on June 6 the Council of State adjourned discussion about the merit of the appeal sentences as it felt it was first necessary to know the decisions of the Plenary Meeting on the questions relating to the admissibility of third-party interventions and oppositions in judgements relating to certain appeals.

A Plenary Meeting of the Council of State met on November13, 2006 and declared inadmissible, due to formal errors, the appeals by the Authority against the sentences passed by the Lombardy TAR cancelling resolution 248/04 on the request of Gas della Concordia and Anigas.

While awaiting the Council of State's merit judgement, with resolution 298/05 the Authority updated the economic conditions for natural gas supplies for the January-March 2006 quarter, recalculating the reference price index for the whole of 2005 based on the methods contained in resolution 248/04. The TAR suspended the measure on a cautionary basis until such time that the merit judgement on resolution 248/04 was passed, but following the appeal by the Authority, the Council of State decided not to confirm the injunction suspending the impugned resolution.

In light of these events and taking note of the scenario that has come about on international markets, the Authority passed resolution 134/06 which revised the mechanisms for updating the elements to cover the purchase cost of gas laid down in resolution 248/04, starting on July 1, 2006. In particular:

- the threshold of the It index, below which no change is made, was reduced from 5% to 2.5%, making the update mechanism more sensitive to changes in the price of energy materials and to give a more accurate price signal to end-users;
- another level was added to the safeguard clause: changes in the Bt index over 60$/barrel will be reflected 95% in updated prices;
- an upward "step" was introduced in the value of the QE component to cover raw material costs;
- it was reiterated that wholesalers were obliged to renegotiate procurement contracts in accordance with the criteria updating resolution 248/04. Wholesalers that do renegotiate in this way will receive an incentive equal to 50% of the difference between the application of resolution 248/04 and resolution 195/02 to the volumes sold in 2005;
- from October 1, 2006, the protection provided by resolution 138/03 is restricted to domestic customers with a consumption of less than 200,000 $m^3$/year.

With resolutions 65/06, 134/06, 205/06 and 320/06, the Authority provide that those selling to end-customers had to make partial equalisations deriving from the application of the updating methods laid down in resolution 248/04 in place of resolution 195/02 for 2005 and the revision of the variable element relating to the wholesale trading as per article 3 of resolution 248/04 for the quarter October-December 2005.

The deadline of resolution 134/06 relating to the obligation for wholesale traders in natural gas to offer their end-customers economic conditions in line with the provisions of resolution 248/04, with resolution 266/06, was extended to February 28, 2007. This deadline was further extended to April 30, 2007 (resolution 46/07).

Lastly, it is worth mentioning that in February 2007, the Authority issued a consultation document to define the economic conditions for the supply of natural gas previously regulated from January 1, 2005 by resolution 248/04. In any case, this is without prejudice to the raw material component from July 1, 2006, according to the update in resolution 134/06.

***Regulation of the service***

In compliance with the instructions issued by the Ministry for Economic Development in its decree of September 29, 2006, the Authority, with resolution 248/06, initiated a process to determine the public procedures to identify new suppliers of last resort in order to ensure the supply of natural gas to customers connected to the network with consumption of up to 200,000 standard cubic metres per year. As a result of this consultation, the Authority adopted resolution 10/07 which defines the public procedure to be implemented to identify new suppliers of last resort. However, as of February 5, 2007, which was the deadline for the presentation of application of take part in the public procedure, no application had been received by the Authority.

## Quantitative data

| millions of m³ | 01.01.2006 12.31.2006 | 01.01.2005 12.31.2005 | Change | % 06/05 |
|---|---|---|---|---|
| **SOURCES AEM (¹)** | | | | |
| Purchases (*) | | | | |
| – From Plurigas | 986 | 1,040 | (54) | (5.2%) |
| – From third parties | 58 | 53 | 5 | 9.0% |
| Total sources of funds - AEM | 1,044 | 1,093 | [illegible] | (4.5%) |
| Edison (²) | | | | |
| **Net production** | **534** | **152** | – | – |
| – Italy | 356 | 106 | – | – |
| – Abroad | 178 | 46 | – | – |
| Purchases (*) | 6,286 | 1,820 | – | – |
| Total sources of funds - Edison | 6,820 | 1,972 | [illegible] | [illegible] |
| TOTAL SOURCES | 7,864 | 3,065 | – | – |
| (*) net of losses | | | | |
| **APPLICATIONS AEM (¹)** | | | | |
| Sales to end-customers | 986 | 1,040 | (54) | (5.2%) |
| Wholesale | 58 | 53 | 5 | 9.0% |
| Total applications - AEM | 1,044 | 1,093 | [illegible] | (4.5%) |
| Edison (²) | | | | |
| Sales to end-customers | 2,664 | 919 | – | – |
| Sales to thermoelectric plants | 4,156 | 1,053 | – | – |
| Total applications - Edison | 6,820 | 1,972 | [illegible] | [illegible] |
| TOTAL USES | 7,864 | 3,065 | – | – |

(1) AEM's portion does not include sales to the thermoelectric power stations as AEM Trading handles their gas procurement directly.

(2) 50% of the figures for the period 01.01.2006-12.31.2006. 50% of the figures for the period 01.10.2005-12.31.2005.

In 2006 the total quantity of gas available for the AEM Group came to 7,846 million cubic metres, including 534 million cubic metres produced by Edison, both in Italy and abroad. These figures also include AEM's share (50%) of the production and purchases of Edison for 2006 and just for the fourth quarter for 2005, as TdE/Edison (Delmi Group) was included in the scope of consolidation of the AEM Group starting from October 1, 2005.

The available gas was allocated as follows: 3,708 million cubic metres for sales to end-customers and wholesale deliveries and 4,156 million cubic metres for sale to the TdE/Edison Group's thermoelectric power plants.

Given the lack of consistency with the previous year caused by the inclusion of the TdE/Edison Group in the scope of consolidation, the comments on the variances compared with 2005 will be limited exclusively to the activity of AEM S.p.A. and its direct subsidiaries.

The total volumes sold by AEM S.p.A. and its subsidiaries in 2006 amounted to 1,044 million cubic metres, an increase of 4.5% compared with 1,093 million cubic metres in the previous year. This decrease is linked to lower gas consumption for heating purposes because of the particularly high temperature posted in the last quarter of 2006. As in the previous year the main provider was Plurigas.

As regards quantitative data, the cogeneration plants owned by AEM Gas S.p.A. produced 77 GWh of electricity (100 GWh at December 31, 2005).

The volumes of heat sold during 2006 amounted to 434 thermal GWh, substantially in line with the 429 thermal GWh of the previous year, as the additional sales generated by the new connections were offset by a general reduction in consumption due to the milder temperatures posted in the fourth quarter compared with 2005.

## Relevant events

The main events during the period affecting the Gas and Heat sector included:

- continuation of works on the Canavese cogeneration plant in Milan, the first step in the "Unified project for the development of a heat pump for urban district heating". The plant consists of a cogeneration section of 16.5 MWe (3 gas engines with gross power of 5.5 MWe each) and 15 MWt that uses natural gas to produce electricity and heat, and a heat pump section, which uses electricity and underground water to produce heat, for a total of 30 MWt, and a section of integration and reserve heaters for another 45 MWt. The plant will produce a total of 90 MWt for distribution to city users. At present, work is underway on the first stage of the project, which will already make it possible to provide a district heating service from the thermal year 2007-2008;
- in April 2006, Edison completed drilling of the first two exploration wells at Reggane in Algeria. Natural gas was found in both cases, with capacities of more than 630,000 and 100,000 cubic metres per day, respectively. The drilling of a third exploration well was completed in May: once again, the results were particularly positive with production tests indicating a capacity of 763,000 cubic metres of gas per day;

- in September Edison announced that it had signed a contract with the Algerian company Sonatrach to import 2 billion cubic metres of gas per year in the period 2008-2019, through the Transmed and T.T.P.C. (Trans Tunisian Pipeline Company) pipelines);
- in November Edison announced that it had signed a contract with the Algerian company Sonatrach to import 2 billion cubic metres of gas per year for 15 years, through the Transmed and T.T.P.C. (Trans Tunisian Pipeline Company) pipelines, that will link Algeria with Sardinia and Tuscany, and the project of which is being developed. Edison, with 18%, is the main Italian shareholder of Galsi, which will be created together with Sonatrach and other Italian and international operators.

## Income statement figures

| millions of euro | 01.01.2006 12.31.2006 | 01.01.2005 12.31.2005 | Change |
|---|---|---|---|
| Revenues from sales | 2,742 | 1,162 | 1,580 |
| Gross profit from operations | 250 | 113 | 137 |
| *% of Revenues from sales* | *9.1%* | *9.7%* | - |
| Amortisation, depreciation and provisions | (106) | (31) | (75) |
| Net profit from operations | 144 | 82 | 62 |
| *% of Revenues from sales* | *5.3%* | *7.1%* | - |
| Capital expenditure | 86 | 37 | 49 |

In 2006, the revenues of the Gas and Heat segment, including AEM's portion of the TdE/Edison Group (Delmi Group), amounted to 2,742 million euro, with a gross profit from operations of 250 million euro which after amortisation, depreciation and provisions of 106 million euro, led to a profit from operations of 144 million euro.

Also for the Gas and Heat segment, considering the fact that the scope of consolidation in 2006 is not comparable with that of the previous year, the following table shows the contribution made to this segment by AEM S.p.A. and its subsidiaries and by the proportionally consolidated companies, represented by the TdE/Edison Group (Delmi Group).

| millions of euro | AEM (1) | | Plurigas (2) | | Edison (3) | | Eliminations | | Gas and Heat | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 01.01.06 12.31.06 | 01.01.05 12.31.05 | 01.01.06 12.31.06 | 01.01.05 12.31.05 | 01.01.06 12.31.06 | 01.01.05 12.31.05 | 01.01.06 12.31.06 | 01.01.05 12.31.05 | 01.01.06 12.31.06 | 01.01.05 12.31.05 |
| Revenues from sales | 540 | 537 | 382 | 293 | 2,067 | 549 | (247) | (217) | 2,742 | 1,162 |
| Gross profit from operations | 25 | 55 | 7 | 16 | 218 | 42 | - | - | 250 | 113 |
| *% of Revenues from sales* | *4.6%* | *10.2%* | *1.8%* | *5.5%* | *10.5%* | *7.7%* | - | - | *9.1%* | *9.7%* |
| Amortisation, depreciation and provisions | (18) | (11) | - | (1) | (88) | (19) | - | - | (106) | (31) |
| Net profit from operations | 7 | 44 | 7 | 15 | 130 | 23 | - | - | 144 | 82 |
| *% of Revenues from sales* | *1.3%* | *8.2%* | *1.8%* | *5.1%* | *6.3%* | *4.2%* | - | - | *5.3%* | *7.1%* |
| Capital expenditure | 24 | 20 | - | - | 62 | 17 | - | - | 86 | 37 |

(1) Including the Gas Division of AEM Trading S.r.l. and AEM Energia S.p.A., the Heat Division of AEM Gas S.p.A. and AEM Calore & Servizi S.p.A..

(2) This relates to the 40% consolidated directly by AEM S.p.A..

(3) The Hydrocarbons Division of the TdE/Edison Group excluding the distribution and storage activities. 50% consolidation for the periods 01.01.2006-12.31.2006 and 01.10.2005-12.31.2005.

## AEM

In 2006 net revenues amounted to 540 million euro, a slight increase compared with 537 million euro of the previous year. The increase in selling prices due to the trend in fuel costs on international markets was larger offset by a decrease in the volumes of Gas and Heat sold, due to lower consumption as a result of the milder temperatures posted in the last quarter of 2006. These revenues also include 37 million euro from the sale of heat for district heating (34 million euro in 2005).

The gross profit from operations amounted to 25 million euro, a decrease compared with the previous year (55 million euro). The main factors that impacted the gross profit from operations compared with the previous year were the elimination of the margin generated by the "National Area" business of AEM Calore & Servizi S.p.A., which was sold on April 1, 2005 (equal to 8.8 million euro including the capital gain on disposal), and the presence in first half 2005 of non-recurring items in the form of gas equalisation payments relating to prior years (1.4 million euro). Moreover, the application from April 1, 2006 of tariff measures relating to the update of the "raw material" component of the tariffs to be applied to "protected customers" and the reduction in gas and heat consumption had a negative influence on the result of around 13 million euro.

Depreciation, amortisation and provisions have gone from 11 million euro to 18 million euro, mainly because of the provisions set up in connection with the dispute based on resolution 248/04.

As a result of these changes, the net profit from operations amounts to 7 million euro.

Capital expenditure in 2006 amounted to 24 million euro and mainly concerned further development of the district heating networks in Sesto San Giovanni (MI) and in Figino, Linate, Tecnocity and Canavese in the Milan area, progress on the upgrading of the Tecnocity and Famagosta cogeneration plants and the heat exchanger of the Sesto San Giovanni plant. Work also began on the new Canavese cogeneration plant in Milan.

## PLURIGAS

During 2006 sales by Plurigas S.p.A. came to a total of 3,424 million cubic metres of gas, an increase of 5.4% compared with 3,249 million cubic metres in the previous year.

Even though revenues increased by 30% to 382 million euro, the gross and net operating results are down on 2005. Based on the same sales volumes, the increase in revenues linked to the rising trend in international fuel prices was more than offset by the hikes in raw material costs, coming in part from the national strategic reserves. In addition, 2005 results were positively influenced by non-recurring items.

As a result, gross profit from operations came to 7 million euro, down on last year's figure of 16 million euro of 2005, while profit from operations went from 15 million euro in 2005 to 7 million euro.

## TDE/EDISON (DELMI GROUP)

In 2006, the portion of the Gas Division of the TdE/Edison Group (Delmi Group) pertaining to AEM turned in revenues of 2,067 million euro, with a gross profit from operations of 218 million euro, 10.5% of sale revenues. The profit from operations, after depreciation, amortisation and provisions of 88 million euro, came to 130 amounting to million euro.

In 2006, the portion of capital investment pertaining to AEM amounted to 62 million euro and mainly concerned:

- continuation of the development of the "lean" gas deposits at Candela, in the province of Foggia;
- interventions concerning off-shore reserves in the Adriatic;
- the second upgrade of the Collalto field;
- construction of the Cavarzere-Minerbio natural gas pipeline, which is linked to the building of the regasification terminal at Rovigo. Construction work on the plants is continuing at the suppliers' premises in Spain and Korea;
- phase 3 of development of the Rosetta field in Egypt and the completion of two wells in Algeria;
- exploration in the province of Lodi, off the Sicilian shore and in Algeria.



*Cassano d'Adda – Control room of the thermoelectric power station*

The Networks and Regulated Markets sector includes the distribution of electricity, its sale only to the captive market and the storage and distribution of natural gas.

In addition to the activities carried on in this sector by the subsidiaries of AEM S.p.A. (AEM Elettricità S.p.A. and AEM Gas S.p.A.) it also includes the AEM Group's portion of the activities involved in the distribution and storage of gas of the TdE/Edison Group (Delmi Group).

Certain Group businesses were sold off during 2006, which means that under IFRS 5 the revenues and costs of these companies have to be shown in a separate line item called "Result of non-current assets due to be sold", both in 2005 and in 2006.
The following transactions took place:
- on October 19, 2006 AEM S.p.A. formalised the sale of Metroweb S.p.A. to Stirling Square Capital Partners;
- on October 30, 2006 AEM S.p.A. signed the agreement to sell Serenissima Gas S.p.A. to ACSM Como;
- on November 24, 2006 the contracts to sell AEM Trasmissione S.p.A. and Edison Rete S.p.A., respectively subsidiaries of AEM S.p.A. and Edison S.p.A., to Terna S.p.A. were finalised.

Therefore, the figures below do not include the results of these companies.

The companies or activities represented by this segment involve:

## AEM S.p.A. and its subsidiaries

- **AEM Elettricità S.p.A..** It owns the high, medium and low voltage electric networks in the municipalities of Milan and Rozzano (MI) through which it offers the distribution and sale of electricity to so-called captive customers and the distribution of electricity to all customers connected to these networks. Operations are conducted on the basis of a concession issued by the Ministry of Productive Activities. The company, through the Public and Traffic lights division, runs the urban illumination (street lighting and floodlighting), traffic light and video surveillance networks in the city of Milan and surrounding areas. Lastly, AEM Elettricità S.p.A. performs procurement and logistic activities, as well as excavation and works coordination for all of the companies in the AEM Group.

- **Networks Division of AEM Gas S.p.A..** It owns the natural gas distribution network in Milan and adjacent municipalities. The distribution of gas to customers who have stipulated contracts with trading companies is based on concessions or mandates from the individual municipalities.

## Companies consolidated on a proportional basis

- **Edison DG S.p.A..** It distributes natural gas principally in north-east (Veneto) and central Italy (Lazio and Abruzzo), based on specific concessions or mandates from the individual municipalities.
- **Edison Stoccaggio S.p.A..** It operates in the storage of natural gas, providing modulation services through the two storage concessions that it holds; its current potential, which is being increased, is equal to 340 million cubic metres of working gas.

The results of these two companies are proportionally consolidated at 50% (for 2006 and just for the last quarter of the year for 2005).

## Regulatory and tariff framework

### NATURAL GAS DISTRIBUTION DIVISION

***Assignment of the gas distribution service***

As regards assignment of the distribution service, Law 239/04 (Reform of the energy sector) provides for a review of the transitional period at the end of which the concessions outstanding at the time that Decree 164/00.
In light of the regulatory uncertainties deriving from this amendment, the rules governing the transitional period for the gas distribution service concessions was revised once again. The legislator has in fact intervened to clarify the current rules once and for all by means of a norm contained in Decree Law 273/05, also known as the "*decreto milleproroghe*" (thousand extension decree) and provided that the transitional period mentioned in article 15.5 of Decree Law 164/00 will be extended to December 31, 2007 and that this deadline be automatically extended to December 31, 2009 if at least one of the conditions mentioned in article 15.7 of the same decree takes place. The local authority granting the concession can extend the transition period by another year for reasons of public interest as specified in para. 69 of law 239/04.

With resolution 108/06, the Authority made amendments and integrations to resolution 138/04, which lays down guarantees of free access to the gas distribution service and rules for the preparation of distribution network codes. The standard network code, to which AEM Gas S.p.A. has adhered, is also attached to this resolution.

*Tariff regime*

The Authority passed resolution 170/04 which defines the criteria for setting natural gas distribution tariffs in the second regulatory period (2004-2008) fixing the rate of return on capital employed, namely 7.5%, and the rate at which productivity is expected to increase ("price cap"), namely 5%, which is only to be applied to operating costs and depreciation.

The restriction on the revenues of each company has to be calculated on the basis of the parameters already approved by the Authority and applied by the companies in the first regulatory period. Moreover, as an alternative to the standard approach, individual firms can adopt their own method of determining the restriction (the application methods have been defined with resolution 171/05), so as to obtain suitable recognition of the distribution costs effectively incurred in the event that these are higher than the costs recognised under the standard approach.

The Lombardy TAR issued its sentence 531/05 partially accepting the companies' appeals against resolution 170/04, considering illegitimate:

a) the lack of recognition of the new investments made from 2003 onwards in the tariff restrictions of the second regulatory period;
b) the adoption of a constant rate of recovery of productivity included in the price-cap formula for the whole of the regulatory period.

Hence, with resolution 122/05, the Authority has partially modified resolution 170/04, adopting a method of calculating the restriction on revenues that takes account of the investments made subsequently to those considered for approval of the restriction relating to thermal year 2003-2004. This measure meant that distributors had to represent their tariff proposals for 2004-2005, recalculated in accordance with the criteria laid down in this resolution. The tariffs proposed by AEM Gas S.p.A were approved by resolution 57/06.

As regards the rate of improvement in productivity, on the other hand, the Authority filed an appeal with the Council of State which rejected it, pointing out that envisaging a steady increase in productivity over time was not in itself illegitimate, as long as it came in at a lower level than the one foreseen for the previous regulatory period.

In compliance with this decision, the Authority passed resolution 218/06 which identifies decreasing rates of improvement in productivity for the thermal years from 2005-2006 to 2007-2008, establishing lower rates of recovery in the second regulatory period than in the first period: the rate of improvement in productivity has therefore been set at 4.8%, 4.6% and 4.4% for the thermal years 2005-2006, 2006-2007 and 2007-2008 respectively.

With resolution 206/05, the Authority extended the validity of the natural gas distribution tariffs approved for thermal year 2004-2005 as per resolution 170/04 also for thermal year 2005-2006, on a transitional basis until the Authority takes further measures and subject to equalisation.

With resolution 258/06, the Authority approved the distribution tariff options presented by AEM Gas S.p.A. for the thermal years 2005-2006 and 2006-2007, pursuant to resolution 218/06.

In June, the Authority distributed a consultation document to explain proposals concerning regulation of the gas transport measuring service and definition of the related measurement fee, as per article 8 of resolution 166/05. These proposals also concern the measurement service provided at the redelivery points of the system of transport to the city gates.

***Provisions on matters of technical and commercial quality***

With resolution 168/04, the *Integrated Text of instructions issued by the Authority for Electricity and Gas in matters of service quality for the distribution*, measurement and sale of gas, the Authority has regulated both the technical quality (safety and continuity) and the commercial quality of the various gas services; it has also introduced a new mechanism to control and sanction operators for any lack of compliance with their service obligations and the specific and general levels of quality.

The provision was subsequently amended and integrated, in particular:

- with resolution 243/05 concerning incentives for safety improvements;
- with resolution 294/06, on the definition of a national telecommunications standard between distributors, wholesalers and sellers of natural gas. Distributors will have to comply with it from July 1, 2007.

With a document issued on October 24, 2006, the Authority launched a consultation with operators on the regulatory integration and amendment proposals concerning the quality of the gas distribution, measurement and sales services defined in Part IV of the Integrated Text approved with resolution 168/04.

Lastly, with resolution 164/06, the Authority resolved to repeat, for the period October 1, 2006-September 30, 2007, the campaign of technical checks on the quality of the natural gas supplied by the distribution companies. This will be done in cooperation with the Experimental Fuel Station and the Guardia di Finanza (Fiscal Police) with checks being performed on the degree of odorisation, the effective upper calorific value and the relative pressure of the gas.

With resolution 87/06, the Authority modified and integrated the provisions of resolution 40/04 (*Adoption of regulations for safety checks on end-customers' gas installations*), already substantially changed by resolutions 192/05 and 47/06, in order to improve the structure of the regulations for safety checks on end-customers' gas installations, with particular reference to the rules regarding new end-customer gas installations. The new rules will take effect from April 1, 2007.

## POWER DISTRIBUTION AND SALES OF ELECTRICITY TO CAPTIVE CUSTOMERS

### *Tariff regime*

The Authority issued resolution 5/04 issued a new Integrated Text giving the tariffs applicable to the transmission, distribution, measurement and sale of electricity for the period 2004-2007.

The new tariff regime recognises a rate of return on capital employed of 6.8%. Tariff cuts after 2004 will be calculated according to the price-cap mechanism, with a 3.5% annual decline in operating costs and depreciation recognised in the tariff for the distribution service.

The distribution options for 2006 presented by AEM Elettricità S.p.A. were approved by the Authority with resolutions 287/05.

The Integrated Text attached to resolution 5/04 also regulates the sale to distribution companies of the power destined for the captive market, as procured by the Sole Buyer from April 1, 2004, when merit-order dispatching takes effect. The selling price to distribution companies is based on the costs incurred by the Sole Buyer for the purchase of electricity and dispatching services, as well as for hedging its risks, and includes an amount for the remuneration of the activity carried on by it.

Lastly, the Integrated Text introduced equalisation systems (for which the application methods were defined with resolution 115/05) for distributors relating to:

- purchase costs of electricity for captive customers;
- transmission service costs;
- revenues from the sale of electricity to residential customers;
- differences in distribution costs among companies non attributable to them, as estimated by parametric methods.

With resolution 285/05, the Authority extended the terms of these equalisation payment for 2004:

- distributors had to have paid the amounts due by March 1 2006;
- on March 31, 2006 the Electricity Equalisation Fund paid the equalisation balances.

The result of the equalisation for energy purchase costs was determined "without equalisation" until the matters as per para. 29.2 of the Integrated Text are settled; the related payment has therefore been suspended.

With reference to the equalisation payments for 2005, with resolution 286/06, the Authority suspended the terms relating to the equalisation mechanisms for the procurement costs of the electricity to be sold to captive market customers and deferred the terms relating to the other mechanisms.
The resolution also foresees the allocation among distribution companies of any gains or losses resulting from the application of the equalisation mechanism for the costs of the transmission service in 2005 and 2006, in proportion to the costs incurred by each company for the transmission service.
Note that AEM Elettricità S.p.A. will have to pay the amounts due by February 28, 2007; it will receive the amounts due from Electricity Equalisation Fund by March 31, 2007.

With resolution 203/06, the Authority provided for the updating of the fees for the distribution of electricity for 2007.
Moreover, it is foreseen that the CTR component (to cover the costs relating to the transport service on the national grid for distribution companies) and of the TRAS transmission fee will be applied in exactly the same way during the various hourly bands. As a result, the transmission cost equalisation mechanism will no longer be in force. In this regard, resolution 286/06 establishes the coverage of lower revenues earned by distributors as a result of the non-application of the TRAS component to the energy to be used internally for transmission and distribution purposes, given that this component is no longer equalised.

With resolution 275/06, the Authority provided for 2007:

a) to update the components to cover the costs relating to the purchase and sale of electricity for the captive market;

b) to update the fees paid for the service involving the measurement of electricity In this regard, the Authority took into consideration the amount of the investment made by certain companies during the four-year period from 2002 to 2005 in excess of those already recognised, for the endowment of withdrawal points relating to users connected in low tension with electronic meters and remote management systems. The remuneration of such investments will only be recognised to those companies that actually made them. In order to comply with the restriction of a single nation-wide tariff, this objective is being pursued by initiating a procedure for the definition of an equalisation mechanism of the remuneration granted to the low tension measurement service;

c) to update for 2007 the D1, D2 and D3 tariffs destined to low tension domestic customers. The validity of the other domestic options approved for 2006 will be extended to June 30, 2007.

With resolution 312/06, the Authority approved the tariff options for 2007 proposed by AEM Elettricità.

With resolution 181/06, the Authority approved the hourly bands to be applied from January 1, 2007, with three distinct groups replacing the four groupings currently in force.

In order to correct possible distortions related to the use of parametric systems, the Integrated Text also introduces the possibility on the part of operators to request the adoption of another equalisation mechanism (so-called "specific company equalisation", subsequently defined by resolution 96/04) to integrate the revenues admitted, were it demonstrated that they were inadequate to cover the costs recognised to the specific operator. AEM Elettricità S.p.A. has applied to participate in the specific company equalisation system and is waiting for the Authority to complete its preliminary investigation, which will decide on the amount of equalisation that is to be recognised.
In this connection, we would point out that in May 2005 the Lombardy TAR, to which certain distributors, including AEM S.p.A., had filed an appeal, partially cancelled resolution 5/04 (with particular reference to the criteria for determining tariff levels for the second regulatory period) and regulation 96/04.

In January 2006, the Council of State partially accepted the Authority's appeal to cancel this sentence. In particular, the Board considered it illegitimate that resolutions 5/04 and 96/04 do not take account of the price paid by the distributor to

Enel for the network that was sold. With resolution 177/06, the Authority initiated proceedings to define how to implement the decisions of the Council of State and suspended the preliminary activities relating to the specific company equalisation system until this process has been settled.

***Provisions on matters of technical and commercial quality***

The regulation of the technical and commercial quality of the electricity distribution service for the second regulatory period was defined in the Integrated Text attached to resolution 4/04, as subsequently amended and integrated.
With resolution 257/06, the Authority defined the overall incentives for 2005, as per article 22.5 of the Integrated Text, for all territorial ambits with high, medium and low concentration, for which the Authority laid down a trend level of continuity for 2005. The incentives awarded to AEM Elettricità for the continuity gains achieved by it amount to 972,625.84 euro.

In order to test the applicability of Part IV of the Integrated Text approved by resolution 168/04, suitable adapted, to the power sector, the Authority approved, with resolution 213/06, a programme of inspections to be carried out on an experimental basis. The purpose is to make statistical assessments of the validity and conformity of the commercial quality data for the power sector, in the same way as has been introduced for the gas sector.

To this end, on October 24, 2006 the Authority initiated a consultation with the operators regarding proposals to extend the method of verification of the commercial quality data as per resolution 168/04 also to the power sector. The proposals envisage penalties in the event of poor results. The Authority proposes that the amendments of the Integrated Text on the quality of electricity services, in accordance with resolution 209/06, become effective from January 1, 2008.

On closure of the consultation in February regarding the transparency of billing documents, the Authority approved with resolution 152/06 the Directive for the transparency of electricity consumption billing documents, in abrogation of resolution 55/00. Implementation of this resolution – from April 1, 2007 – will require changes in the billing methods currently applied.

With resolution 274/06, the formal investigation into the power cut that took place in Italy on September 28, 2003, with the possibility of penalties or fines, was concluded without AEM Elettricità S.p.A. being punished.

***Measurement of electricity consumption***

With resolution 292/06, following consultation with operators, the Authority defined the new obligations for distributors regarding the installation of electronic meters that permit remote management of low tension withdrawal points.

The measure provides for meter installation to be completed by the end of 2011, following the four phases that lead to gradual coverage of all low tension withdrawal points.

In consideration of these obligations, for the regulation period 2008-2011 the Authority will review the fee granted for the measurement service to ensure coverage of the costs incurred by those that have effectively made the investments for installing electronic meters and remote management systems at the premises of low tension users.

Penalties will be applied if the objectives are not met. The amount of the penalties will be quantified at a later stage.

Lastly, the Authority envisages forms of incentives to use systems of remote management of the electronic meters for the registration of low tension customers involved in power cuts, as foreseen by resolution 122/06.

## ENERGY SAVING

Pursuant to the decrees of the Ministry of Productive Activities and the Minister of the Environment of July 20, 2004 for the period 2005-2009, distributors of electricity and natural gas who on December 31, 2001 served at least 100,000 end-customers are required to comply with specific savings objectives, in proportion to the energy distributed. Not less than 50% of the specific objective has to be achieved by means of a corresponding reduction in consumption of the energy source distributed.

In order to achieve these objectives, distributors will be able to develop energy saving projects, in compliance with the provisions of Law 239/04 (Marzano Law) and the related implementation instructions, especially in matters concerning post-meter activity.

In this connection, we would also point out that on February 16, 2007 Decree law 10 of February 15, 2007, entitled "*Instructions to implement EU and international obligations*", which at art. 4 intervenes in after-meter activities in electricity and gas services. The rule cancels art. 1.34 of Law 239/04 (the Marzano Law), eliminating the ban for "companies operating in the fields of electricity and natural gas which run local public services or networks under concession or assignment, that is the management of network, plants and other infrastructures" to carry on any activity, whether directly, through associates or affiliates, in the field of after-meter services in the territory of reference of the concession or assignment, for the duration of the concession. Still in force are the antitrust rules (art. 8 of Law 287/90, as amended by article 11.3 of Law 57 of March 5, 2001 entitled *"Instructions regarding the opening and regulation of markets"*), according to which the companies that by law provide services of general economic interest or which operate with a monopoly, have to operate through separate companies if they want to carry on activities in different markets.

"Energy efficiency certificates" (*white certificates*) will be assigned by GME as an attestation of the energy savings (measured in tonnes of oil equivalent, *toe*) achieved as a result of the projects carried out.
In order to achieve the objective, these certificates can also be purchased from third parties, in toto or in part, through bilateral negotiations or in a specific market.

### *Tariff grant*

With resolution 219/04, the Authority decided on the standard tariff contribution (100 euro per *toe* saved, for the period 2005-2009) to cover the costs incurred by operators to achieve the savings objectives; it also defined the methods of applying for the contribution, which were explained in further detail in resolution 98/06. This resolution also defined the criteria and methods for the verification, by May 31 of each year, that those obliged have achieved their specific energy savings objectives in accordance with the ministerial decrees of July 2004.

In September 2006, the Authority announced that this amount would remain the same for 2007.

AEM Gas and AEM Elettricità will receive grants from the Electricity Equalisation Fund of 298,100 euro and 282,700 euro respectively.

### *Sanctions*

In a communication sent on December 29, 2004, the Authority clarified the methods that it will follow in applying the sanctions foreseen in the ministerial decrees of July 2004 to those obliged who are in breach of contract.

The sanctions will be "proportional and in any case higher than the amount of the investments needed to compensate the breaches of contract".

***Energy savings objectives for the years 2006 and 2007***

With resolution 7/06 the Authority set the energy saving targets for the distributors of electricity and gas obliged to comply with the July 2004 decrees in 2006.
For AEM Gas S.p.A. the target was set at 7,031 toe, equal to around twice what they were in 2005, given that the national target set in the July 2004 decrees has been doubled (0.2 Mtoe/year versus 0.1 Mtoe/year in 2005).
For AEM Elettricità S.p.A. the objective was set at 5,660 tonnes equivalent of oil, again almost double the objective set for 2005.
With resolution 293/06 the Authority set the energy savings targets for 2007.
The specific target for AEM Gas S.p.A. came to 14,176 toe.
The specific objective for AEM Elettricità S.p.A. came to 11,083 toe.

***Energy efficiency certificates earned***

Thanks to the energy saving projects realised in the period 2001-2005 and in 2006:

- AEM Gas S.p.A. has to date obtained recognition for around 6,000 certificates, which is sufficient to cover the 2005 target and part of the 2006 target;
- AEM Elettricità S.p.A. has to date obtained recognition for around 9,800 certificates, which is more than sufficient to cover the 2005 and 2006 targets.

## Quantitative data

| | 01.01.2006 12.31.2006 | 01.01.2005 12.31.2005 | Change | % 06/05 |
|---|---|---|---|---|
| ***AEM*** | | | | |
| Electricity distributed (GWh) | 7,609 | 7,523 | 86 | 1.1% |
| Electricity sold to captive customers (GWh) | 4,387 | 4,740 | (353) | (7.4%) |
| Natural gas distributed (in millions of cubic meters) | 1,180 | 1,287 | (107) | (8.3%) |
| ***EDISON*** (1) | | | | |
| Natural gas distributed (in millions of cubic meters) | 142 | 49 | - | - |

(1) 50% of the figures for the period 01.01.2006-12.31.2006. 50% of the figures for the period 01.10.2005-12.31.2005.

The electricity distributed by the Group through the networks located in the Municipalities of Milan and Rozzano, in 2006 amounted to 7,609 GWh, an increase of 1.1% on the previous year. The amount of electricity sold to captive customers fell by 7.4%, coming in at 4,387 GWh.

During 2006 the Group distributed 1,322 million cubic metres of gas to customers connected to its distribution network. These figures also include the 50% share relating to the distribution activities of Edison, equal to 142 million cubic metres. The gas distributed by AEM S.p.A. and its subsidiaries in the Milan area and in neighbouring municipalities amounted to 1,180 million cubic metres, a decrease versus last year, due to lower consumption of gas for domestic heating (caused by the mild temperatures in the fourth quarter of 2006) and to the distribution activity in Cinisello Balsamo, which came to an end in mid-February 2006.

## Relevant events

The principal events during 2006 affecting the Networks and Regulated Markets sector were as follows:

- the tariff options presented by AEM Elettricità S.p.A. for 2006 were approved by the Authority with resolution 287/05;
- the tariff options presented by AEM Gas S.p.A. for the thermal years 2005-2006 and 2006-2007 were approved by the Authority with resolution 258/06;
- following the conclusion of the bid for the assignment of the distribution activity, management of the natural gas distribution network in Cinisello Balsamo (MI) was transferred to Thuga Laghi S.r.l. on February 14, 2006.

## Income statement figures

| millions of euro | 01.01.2006<br>12.31.2006 | 01.01.2005<br>12.31.2005 | Change |
|---|---|---|---|
| Revenues from sales | 751 | 728 | 23 |
| Gross profit from operations | 166 | 172 | (6) |
| *% of Revenues from sales* | *22.1%* | *23.6%* | - |
| Amortisation, depreciation and provisions | (80) | (88) | 8 |
| Net profit from operations | 86 | 84 | 2 |
| *% of Revenues from sales* | *11.5%* | *11.5%* | - |
| Capital expenditure | 92 | 57 | 35 |

In 2006, considering AEM's share of the TdE/Edison Group (Delmi Group), the revenues of the Networks and Regulated Markets sector came to 751 million euro, with a gross profit from operations of 166 million euro, which after depreciation, amortisation and provisions of 80 million euro led to a profit from operations of 86 million euro.

Also for the Networks and Regulated Markets segment, considering the fact that the scope of consolidation in 2006 is not comparable with that of the previous year, the following table shows the contribution made to this segment by AEM S.p.A. and its subsidiaries and by the proportionally consolidated companies, represented by the TdE/Edison Group (Delmi Group).

| millions of euro | AEM (¹) | | EDISON (²) | | Eliminations | | NETWORKS AND REGULATED MARKETS | |
|---|---|---|---|---|---|---|---|---|
| | 01.01.06 12.31.06 | 01.01.05 12.31.05 | 01.01.06 12.31.06 | 01.01.05 12.31.05 | 01.01.06 12.31.06 | 01.01.05 12.31.05 | 01.01.06 12.31.06 | 01.01.05 12.31.05 |
| Revenues from sales | 726 | 716 | 25 | 12 | - | - | 751 | 728 |
| Gross profit from operations | 154 | 164 | 12 | 8 | - | - | 166 | 172 |
| *% of Revenues from sales* | *21.2%* | *22.9%* | *48.0%* | *66.7%* | - | - | *22.1%* | *23.6%* |
| Amortisation, depreciation and provisions | (76) | (83) | (4) | (5) | - | - | (80) | (88) |
| Net profit from operations | 78 | 81 | 8 | 3 | - | - | 86 | 84 |
| *% of Revenues from sales* | *10.7%* | *11.3%* | *32.0%* | *25.0%* | - | - | *11.5%* | *11.5%* |
| Capital expenditure | 67 | 54 | 25 | 3 | - | - | 92 | 57 |

(1) This include AEM Elettricità S.p.A., and the Networks Area of AEM Gas S.p.A..

(2) This includes Edison DG S.p.A. and Edison Stoccaggio S.p.A. consolidated 50% for the period 01.10.2005-12.31.2005.

## AEM

Turnover in 2006 comes to 726 million euro, 1.4% up on 2005. The various divisions contributed as follows:

- distribution and sale of electricity to captive customers: 593.4 million euro up compared with the 561.8 million euro at December 31, 2005, thanks to the tariff updates resolved by the Authority for the sale of electricity to the captive market, which have incorporated the effects of the trend in fuel prices on international markets;
- distribution of gas: 104.6 million euro (125.8 million euro at December 31 2005). The reduction in revenues is mainly attributable to the combined effect of the

reduction in unit tariffs approved by the Authority and the lower quantities transported due to the unseasonal heatwave in the last quarter of 2006;
- public illumination and traffic light services: 28.3 million euro, in line with 2005.

The gross profit from operations at December 31, 2006 amounted to 154 million euro with a reduction of 6.1% compared with last year (21.2% of sector sales compared with 22.9% in 2005). The various areas of activity contributed to this figure as follows:
- distribution and sale of electricity only to captive customers of electricity: 94.2 million euro, up compared with 87.0 million euro in 2005. The increase in margins was generated by the higher quantities distributed and higher revenues for services;
- distribution of gas: 58.5 million euro, down compared with 74.2 million euro last year due to the above reduction in distribution revenues and because of the presence, only in 2005, of out-of-period income of tariff equalisation rebates relating to previous years (2.7 million euro);
- public illumination and traffic light services: 1.7 million euro a slight decline compared with 2.7 million euro of 2005.

Depreciation, amortisation and provisions amount to 76 million euro, which is lower than 83 million euro of the previous year, due to the presence, only in 2005, of non-recurring writedowns of certain fixed assets belonging to the medium tension power distribution network for around 8 million euro.

As a result, the profit from operations came to 78 million euro, a deterioration on 2005.

Capital expenditure for the year amounted to 67 million euro and referred to:
- development and maintenance work on the plants in the electricity distribution division for 37 million euro, which relate to the connection of new users, expansion and refurbishment of the medium and low tension network, maintenance work on the primary and secondary plants and the modernisation of internal plants;
- works to develop and boost plants in the gas distribution division for 30 million euro, which mainly concerned the laying and replacement of medium and low pressure underground tubes, the fitting of risers and new measuring devices, as well as building three new network cabins.

## TDE/EDISON (DELMI GROUP)

In 2006 the Networks and Regulated Markets sector of AEM's share of the TdE/Edison Group turned in revenues of 25 million euro, with a gross profit from operations of 12 million euro. The profit from operations, after depreciation, amortisation and provisions of 4 million euro, came to 8 million euro.

Capital expenditure during 2006 amounted to 25 million euro and was principally for upgrading the natural gas storage system owned by Edison Stoccaggio S.p.A..



*Ecoenergy – The 8.7 MWe Waste&Power® subsystem of the Corteolona (PV) plant of Ecodeco Group®*

The *Waste & Power* includes the activities carried on by the Ecodeco Group. The Ecodeco Group builds, runs and transfers to other territorial operators integrated systems for the disposal of waste by valorising material and energy. The Group's business can be split into three areas:

**Industrial waste**

The Group's handles industrial waste, looking after the treatment, disposal and recovery of such waste by means of innovative systems, such as:

- the thermal destruction of both harmful and unharmful special waste materials with energy recovery;
- inertisation of the ash and dross produced by combustion plants;
- the recovery of biological sludge in agriculture.

**Urban waste**

The activity in the field of urban waste is characterised by systems for the valorisation of the residual portion left after differentiated refuse collection.
Consumers do in fact produce a residual portion of urban waste that still has a high energy content. If the disposal system makes it possible to valorise the energy contained in the residual portion, the territory in which it is produced can be considered a "Secondary Energy Basin". The size of the Secondary Energy Basins is modest: if used for electricity generation, they can produce 2.5% of the power used in that territory. Ecodeco has developed an integrated system of plants to overcome the inefficiencies deriving from the low energy potential of these Basins: the *ITS-Intelligent Transfer Station* and two alternative sub-systems, *Waste&Power* and *NEW-Natural Energy from Waste*.

ITS is a plant with a low environmental impact, in which the water contained in the residual portion of the refuse is evaporated using the energy contained in the portion subject to putrefaction, with a weight loss of around 30%. This results in a dry, odourless intermediate material, called *Amabilis*, which has a high thermal value. The *Amabilis* obtained in this way can be used in the two sub-systems, *Waste & Power* and *NEW*.

The *Waste&Power* sub-system consists of free-standing or integrated thermoelectric plants that use the Amabilis produced in various Basins as secondary fuel for the production of electricity. Being a fuel that is easy to transport and store, Amabilis makes it possible to overcome the size limitation of the Basins by increasing the net production of electricity from the residual portion of the waste.

The *NEW* sub-system, on the other hand, separates Amabilis into two parts:

- a polymer-enriched portion that is used as a secondary fuel in cement plants;
- a methane-enriched portion that produces biogas that can be used to produce electricity.

**Systems for territorial operators**

In recent years, the Ecodeco Group has made considerable investments in the research and development of its innovative plants. As more and more of the Group's plants come into service, an interesting network of collaboration with territorial operators in Italy and abroad has been created, which has boosted that side of the business involved in the design and construction of plants for third parties. These systems today represent an area of significant business not only for the contracts currently being implemented in the United Kingdom and Spain, but above all for potential future developments.

## Regulatory and tariff framework

To date in Italy, Decree 22 of February 5, 1997, the so-called "Ronchi Decree", represents the national framework law on waste.

This decree implemented EC directives 91/156/CEE on waste, 91/689/CEE on dangerous waste and 94/62/CE on packaging materials; it also revoked most of the pre-existing regulations, making profound changes to the law in this area.

Since April 29, 2006, the date when Decree 152 of April 3, 2006 "Rules on environmental matters" came into effect, Italy's waste regulations have been drastically transformed. The new legislation (also known as the Environment Consolidation Act), which implements Law 308 of December 15, 2004 "Mandate to the Government for the reform, coordination and integration of legislation regarding the environment ", has in fact revised all of the national rules on the environment, expressly abrogating the Ronchi Decree as regards the regulation of waste.

***The Ronchi Decree***

The Ronchi Decree, and its various amendments, set out to ensure a high level of protection for the environment, while safeguarding the health of the population. Unlike the preceding legislation, the Ronchi Decree addressed not only the problems related to waste disposal, but also the question of waste management as a whole: waste collection, transport, recovery and disposal, as well as control over these operations and control over refuse dumps and disposal plants after they have been closed.

The following provisions are of particular importance to the Group's activity:

- classification of waste: waste is classified as urban or special according to its origin and as dangerous or non-dangerous according to its danger level;
- revision of the planning system: The general principle introduced by the decree establishes that it is up to the Authority to encourage a reduction in the final quantity of waste to be disposed of by promoting the reuse, recycling and recovery of material and energy. Waste disposal has to be carried out in conditions of safety and constitutes the residual phase of waste management;
- definition of the responsibilities of the State, Regions and Provinces: the State is responsible, among other things, for defining the general criteria for Integrated Waste Management and for laying down basic policy for the organisation and implementation of differentiated waste collection. Integrated Waste Management is based on the Optimal Territorial Ambits (OTA), which are defined as areas that are meant to achieve self-sufficiency in the disposal of urban waste. The Regions are responsible, among other things, for preparing and updating a Regional Waste Management Plan and for regulating the various activities that waste management involves. The Provinces are responsible for planning and organising waste disposal at a provincial level, the organisation of differentiated waste collection based on the OTAs, as well as for controlling the various urban waste management activities, especially differentiated collection, according to the objectives that have to be achieved by the OTA;
- new rules for plant construction and management: the opportunity to choose between two different procedures is meant to act as an incentive to recover waste: ordinary procedures and simplified procedures from a bureaucratic and administrative point of view. As regards the ordinary procedures, those that intend to build new waste disposal or recovery plants, including those for dangerous waste, have to apply to the Region, which evaluates and, if possible, approves the project. In any case, the simplified procedures have to guarantee a high level of environmental protection and are applied exclusively to certain types of operations and certain types of waste. In particular, the thermal treatment activities to gain access to the simplified procedures have to comply with the following characteristics:
  - they have to use fuels derived from urban or special waste materials identified by type;
  - they have to respect emission limits that are no less restrictive that those established for waste incinerators;

  - they have to ensure transformation of a minimum quota of the waste's calorific power into energy that can be used;
- the National Waste Observatory has to be set up to ensure implementation of the rules laid down by the Ronchi Decree, particularly the objectives of reducing the quantity and dangerousness of waste materials and the efficiency, effectiveness and economy of waste management, packaging materials and packaging waste, as well as the protection of public health and the environment;
- packaging and packaging waste management.

**The Environment Consolidation Act**

The new rules on waste management are contained in "Part Four" of Decree 152 of April 3, 2006. The most important aspects compared with the Ronchi Decree are as follows:

- there is a limitation – not foreseen in the Ronchi Decree – on the field of application of the rules on waste up to completion of the recovery operations. Completion takes place when the substances, materials and objects obtained can be used in an industrial process or marketed as Secondary Raw Materials (SRM), fuel or products for sale. Also excluded from application of the rules on waste are materials, substances and objects that already have the characteristics of SRM, fuel or products, without requiring any transformation;
- setting up a National Authority to act as a watchdog over water resources and waste materials, which guarantees and supervises compliance with the principles and pursuit of the aims contained in part IV of the Decree, with particular reference to the transparency of the procedure for contracting out services. This Authority takes over all of the functions already assigned by the Ronchi Decree to the National Waste Observatory, which continues to operate on a transitional basis;
- reorganisation of the Optimal Territorial Ambit (OTA) for the management of urban waste and the constitution of an Ambit Authority with legal status in each OTA. It will have transferred to it the responsibilities currently held by local government agencies, the organisation and the contracting out of the integrated waste management service;
- administrative simplification by introducing a single authorisation for waste disposal and recovery plants. The Ronchi Decree, on the other hand, provided for two: one for the construction of the plant and another for running it. There are also facilitations for companies with ISO/EMAS certification, not only as regards financial guarantees, already foreseen in the Ronchi Decree, but also as regards approval renewals;

- a limitation on the possibility of assimilating special waste with urban waste for collection and disposal purposes. While the Ronchi Decree attributed responsibility for this kind of assimilation to the municipalities, governed by suitable regulations, the Environment Consolidation Act says that it is up to the State, limiting it to entities and firms with specific size characteristics.

Of the previous regulatory framework, the Consolidation Act leaves in force the technical rules established under the Ronchi Decree, which has now been repealed.

Eighteen decrees implementing the Consolidation Act were issued on May 2, 2006.

With a communication published in the Official Gazette no. 146 of June 26, 2006, the Environment Ministry announced that seventeen of these decrees had not been registered by the Court of Accounts, as they had not been sent to it in advance for the control foreseen by art. 3.1 of Law 20/1994, with the result that they did not have any legal effect.

On June 30, 2006 the Council of Ministers approved on first reading a legislative decree with amendments and integrations to the Consolidation Act, which provides for the rules on water and waste contained in the Act to be rewritten by November 30, 2006.

Law 228 of July 12, 2006 which converted Decree 173/2003 (the so-called. "*decreto milleproroghe*" or thousand extension decree) postponed the introduction of the VIA rules envisaged by the Consolidation Act to January 31 2007.
On August 31, 2006, the Council of Ministers gave its definitive approval to the first legislative decree amending the Consolidation Act. This decree lays down that the Consolidation Act is to be corrected by January 31, 2007 and that the Water Resources and Waste Supervisory Authority is to be suppressed.

On July 3, 2006 the European Commission announced that it was reporting Italy to the European Court of Justice for the excessively restricted definition of "waste" given in the Consolidation Act, which excludes from the waste system HQ FFW (high quality fuel from waste), metal scrap and other types of waste used by the steel and metallurgy industry Therefore, on October 12, 2006, the Council of Ministers approved at first reading a second legislative decree to amend the Consolidation Act, changing the definitions of waste, secondary raw material and by-product. It is now being examined by the competent Commissions of the Chamber of Deputies and the Senate, as well as by the State-Regions Conference.

On November 8, 2006, Decree 284 amended the Consolidation Act with special reference to the extension of the Basin Authorities, reconstitution of the Water Resources and Waste Supervisory Authority and of the National Waste Observatory.

Other amendments to the Consolidation Act were made by Law 296 of December 27, 2006 (the 2007 Budget Law). The most significant amendments are:

- delegation to the Region of the task of achieving significant cost savings in the management of waste at Optimal Territorial Ambit (OTA) level, with reference to those OTAs that do not ensure differentiated collection of urban waste equal to the following minimum percentages:
  - at least 40% by December 31, 2007;
  - at least 50% by December 31, 2009;
  - at least 60% by December 31, 2011;
- revocation of article 229.6 of Decree 152/2006 which allowed FFW (fuel from waste) and HQ FFW (high quality fuel from waste) to benefit from the incentives provided under article 17.1 of Decree 387 of December 29, 2003.

***Other waste legislation***

In implementation of EC Directive 1999/31/CE on waste landfill dumps, Decree 36 of January 13, 2003 was published with a view to identifying specific norms for the correct disposal of waste, introducing prescriptions, procedures and requisites for landfill dump management. Two of the novelties include the identification of obligations for the manager after closure of the dump during the so-called "post mortem" period (which lasts 30 years) and a new classification of dumps: dumps for inert, non-dangerous and dangerous waste. Decree 36/2003 also identifies fourteen categories of waste that cannot be dumped in landfills, laying down generally that waste materials can only be dumped in landfills after they have been treated (except for inert waste that technically cannot be treated and those for which treatment does not help achieve the aims of the decree and for which treatment is not essential to comply with the legal limits).

Law 296/2006 extended from December 31, 2006 to December 31, 2007 the deadline for being able to dump the types of waste listed in Decree 36/2003.

In implementation of EC Directive 2001/77/CE regarding the promotion of electricity produced from renewable energy sources in the domestic power market, Decree 387 of December 29, 2003 defined landfill gas as a renewable energy source, listing waste (including the non-biodegradable portion) and fuel from waste (FFW) among the energy sources allowed to benefit from the special regime applicable to renewable sources.

Paragraph 1117 of Law 296/2006 established that government funding and incentives for the promotion of renewable sources can only be granted for the production of electricity from renewable sources as defined in article 2 of EC Directive 2001/77/CE (wind, solar, geothermal, wave, sea current, rainfall, biomass, landfill gas, gas from purification processes and biogas). This directive defines biomass as the biodegradable part of products, waste and residues produced by agriculture (including vegetable and animal substances), forestry and related industries, and the biodegradable part of industrial and urban refuse.
This is without prejudice to the funding and incentives granted under previous legislation to plants already authorised and effectively under construction, including the conventions adopted by resolution of the Interministerial Price Commission on April 12, 1992 (CIP 6) to support similar energy sources.

Paragraph 1118 of Law 296/2006 also lays down that the Minister for Economic Development has to redefine in a later decree the amount and duration of the support given to similar non-renewable energy sources used by plants already built and in operation, in compliance with the general principles of the Italian legal system, with a view to reducing the charges borne by electricity prices and eliminate any economic advantages that are not specifically motivated and in line with the EC Directive.

With reference to the non-biodegradable components of waste, Law 296/2006 establishes that it is no longer possible to claim Green Certificates by cancelling the provisions of art. 17 of Decree 387/03 which admitted this type of incentives.

## Quantitative data

During 2006 the Ecodeco Group disposed of 791 thousand tonnes of refuse and produced 118.2 GWh of electricity with its own plants.

## Income statement figures

As explained in the chapter entitled "Consolidation policies and procedures", from April 1, 2006 the Ecodeco Group is being fully consolidated on a line-by-line basis as the rights deriving from the call option held by AEM S.p.A. are considered "potential voting rights" in accordance with IAS 27.

The consolidated income statement of the AEM Group includes 30% of the Ecodeco Group's results from January 1, 2006 to March 31, 2006 under the equity method, whereas it includes 100% of its results from April 1, 2006 to December 31, 2006 on a line-by-line basis.

The following are the figures for the second and third quarter of 2006, those that were included in the AEM consolidation on a line-by-line basis.

| millions of euro | 04.01.2006<br>12.31.2006 |
|---|---|
| Net revenues | 130 |
| Gross profit from operations | 47 |
| Amortisation, depreciation and provisions | (22) |
| Net profit from operations | 25 |
| Capital expenditure | 13 |

In the period under consideration, the *Waste & Power* sector posted revenues of 130 million euro, with a gross profit from operations of 47 million euro, around 36.2% of revenues.

These revenues include, among other things, 75 million euro from the provision of services involving dump management and waste treatment and disposal, 28 million euro from the sale of electricity and 23 million euro under long-term contracts.

The profit from operations, after depreciation, amortisation and provisions of 22 million euro, came to 25 million euro.

The capital expenditure of 13 million euro mainly refers to the revamping of refuse refinement and ash and dross inertisation plants, and the construction of new plants for the production of biogas.



*Milan – Internal view of AEM's head office, the "Casa dell'Energia"*

The Services Division includes the activities of strategy, governance and control of the industrial operations and the centralised services provided to the operating units.

In addition to the activities carried on in this sector by the AEM S.p.A. and by its subsidiaries AEM Service S.r.l. and Delmi S.p.A., it also includes the AEM Group's portion of the activities carried on by the Corporate area of the Edison Group and Transalpina di Energia S.r.l. and by the parent company Edison S.p.A..

In particular, the companies or activities included in this segment are:

## AEM S.p.A. and its subsidiaries

- **The Corporate Division of AEM S.p.A..** It is responsible for business development, strategic planning, control, financial management and coordination of the activities of the AEM Group.
  It also provides the subsidiaries and some of its associated companies with administrative, financial, legal, personnel management, procurement and communication services in order to optimise the resources that are available within the Group and to use its know-how in the best way possible and as economically as possible. These services are governed by specific service contracts that are stipulated annually.
  AEM S.p.A. also makes office space and business premises available to Group companies at market rates, along with services related to the use of such facilities.
- **AEM Service S.r.l..** It handles relationships with customers in general on behalf of Group companies as well as third parties, acting as a call centre, performing back and front office functions, measuring consumption and looking after billing.
- **Delmi S.p.A..** This is a 51% subsidiary of AEM S.p.A., which holds 50% of Transalpina di Energia S.p.A., the parent company of Edison S.p.A. It acts solely as a holding company.

## Companies consolidated on a proportional basis

- **The Corporate Division of the TdE/Edison Group (Delmi Group).** The results of the TdE/Edison Group's Corporate Division have been proportionally consolidated at 50% and relate to the management supervision and control of the industrial and service activities of Transalpina di Energia S.r.l., held 50% by Delmi S.p.A. and 50% by WGRM Holding 4 S.p.A. (a company of the EDF Group), which in turn controls 71.2% of Edison S.p.A., and those of Edison S.p.A. itself.

It also includes the activities of the investment holding companies and property companies.

## Income statement figures

| millions of euro | 01.01.2006 12.31.2006 | 01.01.2005 12.31.2005 | Change |
|---|---|---|---|
| Net revenues | 128 | 109 | 19 |
| Gross profit from operations | (59) | (28) | (31) |
| Amortisation, depreciation and provisions | (27) | (50) | 23 |
| Net profit from operations | (86) | (78) | (8) |
| Capital expenditure | 19 | 13 | 6 |

The Services segment made a negative contribution of 59 million euro to the gross profit from operations and one of 86 million euro to the profit from operations.

The contribution made to the results of the Services segment by AEM S.p.A. and its subsidiaries and proportionally consolidated companies, which are new to the scope of consolidation compared with 2005, is shown in the following table.

| millions of euro | AEM (¹) | | TdE/EDISON (²) | | Eliminations | | SERVICES | |
|---|---|---|---|---|---|---|---|---|
| | 01.01.06 12.31.06 | 01.01.05 12.31.05 | 01.01.06 12.31.06 | 01.01.05 12.31.05 | 01.01.06 12.31.06 | 01.01.05 12.31.05 | 01.01.06 12.31.06 | 01.01.05 12.31.05 |
| Revenues | 106 | 101 | 22 | 8 | - | - | 128 | 109 |
| Gross profit from operations | (23) | (17) | (36) | (11) | - | - | (59) | (28) |
| Amortisation, depreciation and provisions | (21) | (49) | (6) | (1) | - | - | (27) | (50) |
| Net profit from operations | (44) | (66) | (42) | (12) | - | - | (86) | (78) |
| Capital expenditure | 14 | 12 | 5 | 1 | - | - | 19 | 13 |

(1) Includes the Corporate division of AEM S.p.A. and AEM Servizi S.r.l..

(2) Delmi S.p.A., Transalpina di Energia S.r.l. and the Edison Group's Corporate Division. 50% consolidation for the periods 01.01.2006-12.31.2006 and 01.10.2005-12.31.2005.

### AEM

The gross profit from operations of the AEM Group is slightly down on the same period last year, mainly because of a provision made to the Premungas fund in connection with the way of calculating the benefits given to members, partially offset by the increase in revenues. The improvement in profit from operations derives from the presence in 2005, of allowances to risk provisions for disputes against social security entities.

Capital investments of 14 million euro concern IT systems and maintenance on buildings.



With AEM's energy, culture
and environment take the stage.
From 1998 AEM supports the Teatro alla Scala
as a Founder Member. From today, AEM supplies
the theatre only with energy produced by renewable sources.
More room for the environment, for the future
that our city deserves.
AEM SPA
Corso di Porta Vittoria 4 · 20122 Milano · www.aem.it · aem@aem.it


*2006 – AEM campaign for the supply of renewable source energy only to the Teatro alla Scala*

These refer exclusively to the activity carried on by the Edison Group through the joint venture International Water Holding BV (IWH), a company that operates internationally in project development and management for water distribution and treatment. These activities contributed 4 million euro to the Group's profit from operations.

With the exclusion of companies consolidated on a proportional basis, among which the Delmi Group and Ecodeco Group, although fully consolidated thanks to the potential voting rights, the total number of employees of the AEM Group at December 31, 2006 amounted to 2,569, a 4% decline on the same date of the previous year. The overall reduction of 114 people is the result of the ongoing process of rationalisation of human resources at all levels, in addition to the exclusion of Metroweb S.p.A., Serenissima Gas S.p.A., Serenissima Energia S.r.l. and AEM Trasmissione S.p.A. from the AEM Group.

Even though the National Labour Contract for the Power Industry was renewed in July, increasing labour cost per head by 2.4% as a result, overall labour cost during the year decreased by around 4% compared with the previous year.

Again in 2006, the Group managed to improve the total number of hours worked as a percentage of the working hours available and continued the downward trend in the number of injuries, reaching an all-time low for AEM in terms of the number of injuries, the frequency index and the gravity index.

Training courses continued for all Group employees during the year to maintain and develop their various skills.
Of the more important projects, we would point out those designed to develop management and team building skills, through a combination of initiatives for measuring skills (individual and Group development centres) and training courses in human resource management (for new or recently appointed heads of department)
Moreover, as usual, safety training was held involving courses on legal requirements and the obligations of particular positions (first aid and firefighting for Thermoelectric Production personnel, conduct in mountain environments for Hydroelectric Production personnel, CEI Rules for Electricity Distribution, Decree 233/03 for Gas Distribution, firefighting and first aid for the Milan Emergency Teams, safety protection and prevention training for safety supervisors and staff).
Seminars were also held to study the rules and regulations according to the directives of Law 262/05 (Insider information), Decrees 152/06 (Disposal of special waste) and 163/06 (New contract code), AEEG resolutions (Gas Distribution Network Code) and UNI ISO 19011 Standard (internal auditors).
Training courses during the year involved all employees at all levels on a rotating basis, for a total of 5,914 participations, more than 36,650 man/hours in total.

The following table shows the average number of employees of AEM S.p.A. and fully consolidated companies broken down by category and type of contract; the employees of companies consolidated on a proportional basis, such as the Delmi Group and the Ecodeco Group, are therefore not included:

| | 12.31.2006 | 12.31.2005 |
|---|---|---|
| Managers | 37 | 40 |
| Supervisors | 120 | 131 |
| White-collar workers | 1,675 | 1,721 |
| Blue-collar workers | 737 | 791 |

## Personnel breakdown by Group company

| AEM S.p.A. | AEM Energia S.p.A. | AEM Elettricità S.p.A. | AEM Gas S.p.A. | AEM Service S.r.l. | AEM Trading S.r.l. | Valdisotto Energia S.r.l. | AEM C. & S. S.p.A. | Total |
|---|---|---|---|---|---|---|---|---|
| 832 | 61 | 706 | 464 | 269 | 29 | 1 | 207 | 2,569 |

## Unified project for the development of a heat pump for urban district heating

AEM S.p.A. has launched a plan to develop a new chain of plants for the production of heat to be used in urban district heating networks. These plants are due to be built on five areas already owned by the Company (Canavese, Gonin, North Receiver Station, South Receiver Station and Bovisa). These areas are currently assigned for technological uses. The same scheme will also be proposed for the other district heating initiatives already in existence in the Milan area (Quartiere Santa Giulia). The plan consists of building cogeneration plants and high efficiency heat pumps fed by water held in the water-bearing stratum [1], i.e. plants that produce electricity and heat with primary energy savings and a low environmental impact. A standard approach (called the "Unified Project") has been developed which involves the installation of:

- a cogeneration section consisting of 3 gas turbines of 4.55 $MW_{th}$ each (a total of 13,515 $MW_{th}$);
- a heat pump section consisting of 2 heat pumps of 15 $MW_{th}$ (a total of 30 $MW_{th}$);
- an integration section consisting of 2 gas boilers of 15 $MW_{th}$ each (a total of 30 $MW_{th}$);
- a reserve section consisting of 1 gas boiler of 15 $MW_{th}$;
- an accumulation section made up of 3 storage tanks to hold hot water with a capacity of 80 $MWh_{th}$ and total power of 20 $MW_{th}$.

The first site to be involved in the Unified Project is the Canavese Area, which will be able to provide district heating in the surrounding area from October 2007, is currently under construction.

Of the various advantages that are expected from adopting this type of plant, especially the use of heat pump technology, points worth emphasising are:

- the energy saving that should be achieved by means of cogeneration and the use of heat pumps fed by water held in the water-bearing stratum;
- improvement in air quality by adopting a technology for the production of thermal energy with zero emissions into the local atmosphere;

(1) The parameter that defines the efficiency of a heat pump is called COP (Coefficient of Performance), which is the ratio between the thermal power produced and the electrical power needed to make the heat pump work. A COP of 3 is expected from the heat pumps used in the Unified Project (3 MW of thermal power generated for every MW of electrical power absorbed).

- the chance to exercise control over the rising surface of the water-bearing stratum in the Milan area which in recent years has caused damage to public and private underground structures.

The second location for the installation of a 15 MW heat pump is Famagosta, where there is already a heat accumulation cogeneration plant. The new pump will be installed in 2007.
The building sites for another two plants will soon be opened (2007), namely those in Santa Giulia (a new district of Milan) and Bovisa.

## Renewables

After making hefty investments to upgrade and optimize its hydroelectric plants in Valtellina, AEM S.p.A. now intends to work on important projects in the Milan area to develop energy systems using renewable sources. In addition to the heat pump project mentioned earlier, which uses underground water as a source of renewable energy, in the first few months of 2007 AEM completed a system for the production of photovoltaic electricity, for the first time installing a 12 kW system on the terrace of our offices, "La Casa dell'Energia", in Milan's Piazza Po.
We are also preparing a plan to develop renewable source energy systems, such as more photovoltaic and mini-hydroelectric systems, to be developed at our own plants, namely the Cassano Power Station and the cogeneration plants for district heating.

## Audit of the financial statements

The statutory financial statements of AEM S.p.A. have been subjected to a full audit by Reconta Ernst & Young S.p.A. on the basis of a three-year appointment by the shareholders' meeting.
The shareholders' meeting held on April 29, 2004 re-appointed Reconta Ernst & Young S.p.A. to audit the consolidated financial statements of the AEM Group for the years 2004, 2005 and 2006.
They received fees of 34 thousand euro for the audit of AEM's 2006 statutory financial statements, 16 thousand euro to check that the Company's books of account were regularly kept and formed a reliable record of the Company's operations, and 16 thousand euro for the audit of the 2006 consolidated financial statements.
Reconta Ernst & Young S.p.A. have performed full audits on all of the 2006 financial statements of AEM's subsidiaries and associates for fees of 262 thousand euro for the Italian companies and around 7 thousand euro for the foreign company.

## Treasury shares

In accordance with article 2428 of the Italian Civil Code, we would point out that at December 31, 2006 AEM S.p.A. holds 16,159,850 treasury shares. At December 31, 2006 the subsidiaries and associates do not hold any shares in the parent company, AEM S.p.A., nor have they made any purchases or sales of such shares during the course of' the year. The unit nominal value of these shares is 0.52 euro.

## Personal data security code

The Planning Document on Data Security was updated on March 30, 2006 according to the provisions of Decree 196 of June 30, 2003 and subsequent amendments (the "Personal Data Security Code"). A new version will be prepared by March 31, 2007.

## Investments held by directors and statutory auditors

In accordance with the provisions of art. 79 of Consob Regulation 11971/1999 and subsequent amendments and integrations, the following table shows the investments held in AEM S.p.A. during 2006 by the Company's directors and statutory auditors, including those that held these positions even for only a fraction of the period:

| Name | Company | Number of shares held at the end of the previous year | Number of shares bought | Number of shares sold | Number of shares held at the end of the year | How held |
|---|---|---|---|---|---|---|
| Ravasio Renato | AEM S.p.A. | 20,000 | - | 20,000 | - | Owned |
| Scarselli Aldo | AEM S.p.A. | 5,000 (1) | - | - | 5,000 (1) | Owned |
| Managers with strategic responsibilities | AEM S.p.A. | 1,000 | - | - | 1,000 (1) | Owned |

(1) Held indirectly through spouse (not legally separated).

## Introduction

On March 14, 2006 the Committee for Corporate Governance of Listed Companies (organised by Borsa Italiana S.p.A. and made up of representatives from some of the main Italian companies and experts in corporate governance) presented the new edition of the Code of Conduct (also referred to here as the "New Code") to the business community.

The Board of Directors of AEM S.p.A. had already carried out a detailed review of the New Code during 2006, adopting suitable resolutions to demonstrate acceptance and implementation of the standards of conduct contained therein in early 2007.

In accordance with the legal provisions and the instructions accompanying the Regulations of Borsa Italiana, and taking account of the joint communiqué issued by Borsa Italiana and Assonime on November 16, 2006, the Board of Directors of AEM S.p.A. intends to provide here complete disclosure of its system of Corporate Governance, making reference to the standards introduced in the March 2006 edition of the Code of Conduct.

At the date of preparation, no further "Guidelines for the Preparation of the Annual Report on Corporate Governance" had been issued by Borsa Italiana S.p.A. other than those issued on February 11, 2003 (subsequently adopted and developed in the "Guide to Compilation of the Report on Corporate Governance" published by Assonime and Emittenti Titoli in February 2004 after consultation with Borsa Italiana): in preparing this Report, we also thought it might be helpful to follow the order of the articles of the New Code, making it easier for market operators to review them.

## Role of the Board of Directors (article 1), Composition of the Board of Directors (article 2), and Independent Directors (article 3)

### A) Role

The Board of Directors holds a central role in the Company's organisation; the framework resolution adopted during the meeting held on January 30, 2007, the Board of Directors was assigned on an exclusive basis not only the powers laid down by law and by the articles of association (and within their limits), but also all of the powers laid down in Application Criterion 1.C.1. of the New Code.

Among other things, in compliance with letter f) of Application Criterion 1.C.1, the Board of Directors decided that it would have sole power to review and approve the following types of transactions, even if formally they could be delegated: *(i)* "particularly significant" transactions carried out with any counterparty, and *(ii)* "particularly significant" transactions with related parties, as identified in the *"Guidelines on particularly significant and related party transactions"*, reported below, which were updated during the meeting of January 30, 2007, also to bring them into line with the requirements of the New Code.

## Guidelines on particularly significant and related party transactions

### 1. Purpose of these "Guidelines"

**1.1** These "Guidelines" identify "particularly significant" transactions carried out by AEM S.p.A. and the AEM Group, especially those with "related parties" which according to the Code of Conduct for Listed Companies have to be reviewed and approved in advance by the Board of Directors.

**1.2** These "Guidelines" also regulate the procedures for carrying out all transactions with "related parties", quite apart from whether they are "significant" or not, so as to ensure that they are substantially and procedurally correct.

### 2. Identification of "particularly significant" transactions of the AEM Group

**2.1** The following transactions, carried out with any counterparty, have to be considered "particularly significant" and therefore subject to advance review and approval by the Board of Directors of AEM S.p.A., even if formally subject to delegation:

a) transactions which require the Company to make available to the general public a prospectus or other information prepared in accordance with Consob's instructions;

b) the acquisition or disposal, in any form, of businesses or business divisions, property, plant and equipment or other company property (in terms of enterprise value) for amounts exceeding euro 5,000,000.00 (five million euro);

c) the acquisition or disposal, in any form, of investments for amounts (in terms of enterprise value) exceeding euro 5,000,000.00 (five million euro);

d) the incorporation of companies or the creation, in any form, of partnerships or strategic alliances, excluding temporary consortiums, which involve the Company in a financial commitment of more than euro 5,000,000.00 (five million euro) or which have a duration of more than three years;

e) the granting of loans or guarantees, secured or unsecured, for amounts exceeding euro 5,000,000.00 (five million euro for each transaction;

f) the acceptance of loans, credit lines or other kinds of borrowing for a total amount exceeding euro 25,000,000.00 (twenty-five million) for each transaction;

g) making settlements for amounts exceeding euro 5,000,000.00 (five million euro);
h) issuing financial instruments.

**2.2** Transactions which individually do not exceed the parameters laid down in point 2.1, but which form part of the same strategic plan and are still considered "particularly significant" – and therefore have to be reviewed and approved in advance by the Board of Directors – if, when considered in total, they exceed the above parameters.

**2.3** At the time that the Board of Directors reviews and approves all "particularly significant" transactions, it receives from the delegated bodies sufficient information on AEM S.p.A.'s interest in carrying out the transaction, its economic feasibility, and the extent to which it is consistent with the Company's strategic plans.

**2.4** The Board of Directors, compatibly with group operations, reviews and evaluates "particularly significant" transactions (i.e. those falling within the parameters mentioned above) in advance, even if they are carried out by a company that is controlled by AEM S.p.A.
To this end, the delegated bodies have to make sure that all of the Executive Directors of Group companies are aware of these "Guidelines".

**2.5** In order to ensure that the Group is able to operate efficiently, in an emergency, "particularly significant" transactions can be authorised by the Delegated Bodies of the Company and of the Group: in such cases, the Delegated Bodies have to submit these transactions to the Board of Directors of AEM S.p.A. for approval.

**3. "Particularly significant" transactions with related parties.**

**3.1** Related party transactions, carried out directly or through subsidiaries, are considered "particularly significant" and therefore to be reviewed and approved in advance by the Board of Directors, in the following circumstances:
a) if they are "particularly significant" in accordance with paragraph 2 above; or
b) even if they are not "particularly significant" in accordance with paragraph 2 above, they are worth more than euro 5,000,000.00 (five million euro).

However, as an exception to the rule laid down in b), transactions are not considered "particularly significant" if they are carried out within the Group, if they are not atypical or unusual, or if they are in any case carried out at standard terms and conditions.
For the purposes of these "Guidelines", intercompany cash pooling transactions are not considered "particularly significant".

**3.2** Transactions are typical or usual if in terms of their object or nature they form part of the normal course of the Company's affairs; they are also considered typical or usual if they do not contain particularly critical elements as regards their characteristics or the risks inherent in the nature of the counterparty at the time they are carried out. Transactions are considered carried out at standard conditions if they are carried out at the same conditions as with any other counterparty.

**3.3** The definition of "related parties" is indicated in the international accounting standard on the disclosures to be made in financial statements on related party transactions (IAS 24), adopted in accordance with the procedure mentioned in article 6 of the EC Regulation no. 1606/2002 and therefore, in the case of AEM S.p.A., they are:

a) the Municipality of Milan and the entities controlled directly or indirectly by the Municipality of Milan;
b) entities, directly or indirectly, subject to sole or joint control on the part of AEM S.p.A., and associates of AEM S.p.A.;
c) managers with strategic responsibilities in AEM, meaning those that have the power and the responsibility, directly or indirectly, for planning, management and control of AEM S.p.A.'s business activity (therefore all Directors, executive and non-executive, of AEM S.p.A.; Acting Statutory Auditors; if appointed; the General Managers and Independent Auditors) and entities that are controlled, jointly controlled or significantly influenced by or for which significant voting power in such entities resides with, directly or indirectly, any of these individuals;
d) close members of the family (such as a cohabiting partner and children; the cohabiting partner's children and the dependants of the person or their cohabiting partner) of managers with strategic responsibilities, and entities that are controlled, jointly controlled or significantly influenced by or for which significant voting power in such entities resides with, directly or indirectly, any of these individuals;
e) entities that have the same majority of Directors as AEM S.p.A..

**3.4** For the purpose of identifying the notion of "related parties", in accordance with accounting principle IAS 24:

i) control is the "power to determine financial and operating policies of an entity so as to obtain the benefits of its activity";
ii) joint control means "sharing control over an economic activity on the basis of agreements";
iii) an associate (pursuant to para. 2 of IAS 28, as referred to in para. 9 of IAS 24) means an "entity in which the participating company has a considerable influence and which is neither a subsidiary nor a jointly controlled company";

iv) considerable influence means the "power to participate in the determination of financial and operating policies of an entity without having control of it. Considerable influence can be obtained through the ownership of shares, by means of particular clauses in the articles of association or by special agreements".

**3.5** "Particularly significant transactions with related parties" have to be reviewed and approved in advance by the Board of Directors pursuant to paragraph 2 and in accordance with the rules laid down in paragraph 4.

**4. Rules of conduct in related party transactions**

**4.1** All transactions, also those carried out through subsidiaries, with related parties – and which therefore have to be reviewed and approved in advance by the Board of Directors – will have to be voted and/or implemented in accordance with set rules of procedural and substantial correctness. "Particularly significant" related party transactions in accordance with para. 3.1 above, which have to be reviewed and approved by the Board of Directors, they have to be adequately informed about the following matters:

a) the relationship between the parties;
b) a general description of the transaction, along with its main contractual and financial conditions;
c) AEM S.p.A.'s interest in carrying out the transaction;
d) the substantial fairness of the transaction.

For transactions that do not have to be reviewed in advance by the Board, the delegated bodies will ensure that such information is kept on file for consultation by the Board of Directors and by individual Directors and Statutory Auditors.

**4.2** The Board and – for transactions that do not require advance Board approval – the delegated bodies (where the nature, value and other characteristics of the transaction require it to ensure that the different conditions are not agreed for the transaction from those that would probably have been agreed between non-related parties) will make sure that the transaction is carried out with the help of independent experts of proven professionalism and competence in valuing the assets and providing financial, legal and technical advice.

**5. Directors' interests**

**5.1** Any Director that has an interest, personally or on behalf of third parties, in a transaction has to inform the other Directors and the Board of Statutory Auditors about the interest that they have and any other relevant circumstances

(nature, conditions, origin and extent). if the Director in question considers it in the Company's interest, he should abstain from voting or leave the Board meeting at the time of the vote, again if this is considered to be in the Company's interest.
If the person concerned is the Managing Director, he will have to abstain from the transaction, empowering the Board of Directors to decide.

## B) Composition of the Board of Directors

The current Board of Directors of the parent company AEM S.p.A. took office on April 29, 2005 and will expire on approval of the 2007 financial statements.
Two of the nine board members were appointed directly by the Municipality of Milan, while the other seven were elected by the Shareholders' Meeting.
At the same meeting on April 29, 2005, the shareholders appointed Giuliano Zuccoli as Chairman of the Board of Directors.
At the meeting on May 5, 2005, the Board also appointed Mr. Zuccoli as the Company's Managing Director, granting him the same powers as he had during his previous term of office.
On July 15, 2005 Alberto Sciumè was appointed Deputy Chairman, with the task of replacing the Chairman in the event of his temporary absence or impediment, in accordance with art. 17 of the articles of association.
On September 29, 2005, the Board of Directors coopted Luigi Galassi, subsequently confirmed as a Director by the Shareholders' Meeting of October 28, 2005, to replace Umberto Quadrino, who resigned on September 9, 2005. On January 30, 2007, the Board of Directors accepted the resignation of Luigi Galassi, subsequently coopting Gianni Castelli during the meeting of February 28, 2007.
The Board of Directors is therefore made up as follows:

**Giuliano Zuccoli** – Chairman and
Managing Director ____________ appointed by the Municipality of Milan
**Alberto Sciumè** – Deputy Chairman ____ elected by the Shareholders' Meeting
**Dario Cassinelli** ____________ elected by the Shareholders' Meeting
**Gianni Castelli** ____________ coopted by the Board
**Mario Mauri** ____________ appointed by the Municipality of Milan
**Paolo Oberti** ____________ elected by the Shareholders' Meeting
**Francesco Randazzo** ____________ elected by the Shareholders' Meeting
**Aldo Scarselli** ____________ elected by the Shareholders' Meeting
**Antonio Taormina** ____________ elected by the Shareholders' Meeting

## C) Executive Directors and Independent Directors

During the meeting on January 30, 2007 the Board of Directors decided that the assessment of whether or not non-executive and independent directors complied with the requirements was to be carried out in accordance with the criteria laid down in articles 2 and 3 of the New Code.

To ensure that these criteria are applied correctly, the Board of Directors identified the following companies as "strategically important companies controlled by AEM S.p.A.": AEM Trading S.r.l., AEM Electrician S.p.A., AEM Energies S.p.A., AEM Gas S.p.A., AEM Calorie & Service S.p.A., AEM Service S.r.l. and Deli S.p.A. They were identified on the basis of the following criteria:

i) revenues;

ii) assets;

iii) shareholders' equity;

iv) result for the period;

v) number di employees;

vi) strategic importance within the AEM Group or the market.

In addition, for the purpose of applying art. 3 of the Code, the Board resolved that:

*i)* if a Director has (or had during the previous year) a commercial, financial or professional relationship and/or receives (or received during the last three years) additional remuneration over and above the fixed emoluments of a non-executive director, for amounts that in total are lower than euro 60,000 (sixty thousand) per year, such amounts are not considered significant for the purposes of valuing independence in accordance with art. 3 of the Code of Conduct;

*ii)* if a Director has (or had during the previous year) a commercial, financial or professional relationship and/or receives (or received during the last three years) additional remuneration over and above the fixed emoluments of a non-executive director, for amounts that in total are higher than euro 60,000 (sixty thousand) but lower than euro 200,000 (two hundred thousand) per year, it is presumed that the Director is "not independent"; however, the Director can declare to the Board of Directors, under his own exclusive responsibility, that such amounts are not significant given his overall wealth and earnings;

*iii)* if a Director has (or had during the previous year) a commercial, financial or professional relationship and/or receives (or received during the last three years) additional remuneration over and above the fixed emoluments of a non-executive director, for amounts that in total are higher than euro 200,000 (two hundred thousand) per year, such amounts are definitely considered significant for the purposes of valuing independence in accordance with art. 3 of the Code of Conduct.

The Board of Directors also decided that "close members of the family" were defined as the person's spouse (not legally separated), cohabiting partner, children, parents and cohabiting relatives.

Based on the criteria mentioned and on the information provided by the individuals concerned, at the meeting of March 19, 2007, the Board assessed that one Director, namely Mr. Giuliano Zuccoli, is an executive director pursuant to art. 2 of the Code as he holds the position of Managing Director of the issuer, whereas two Directors, namely Mess. Alberto Sciumè and Antonio Taormina, are to be considered independent pursuant to art. 3 of the Code.

The composition of the Board of Directors also complies with article 147-*TR*.4, of the Finance Consolidation Act (CA).

In the same way, each year that the Board approves the draft financial statements, it will evaluate the independence of each Director based on the information that they provide and, at the time they are appointed, each Director will have to declare that they comply with the conditions for being considered independent.

During the same meeting on March 19, 2007, in connection with Application Criterion 1.C.1*g*), the Board of Directors carried out the so-called "self assessment" of its dimension, composition and method of functioning, acknowledging the following matters:

a) the Board consists of nine Directors, of whom eight are non-executive and two are independent in accordance with the criteria laid down by the Code;
b) two Directors satisfy the independence requirements of article 148 of the Finance Consolidation Act.;
c) the *Curriculum* of each Director provides confirmation that they have the right skills and experience to make a positive contribution to the Board's activities; in addition to the long-standing experience of the current Directors in managing the Company and the Group that it heads up, the Board as a whole also has specific technical knowledge in a variety of fields, including engineering, finance and law, based on the career and professional experience of each of its members.

In connection with Application Criterion 1.C.3 of the New Code (guidelines regarding the maximum number of positions as Director or Statutory Auditor that the Company's Directors can hold in other listed companies, finance companies, banks, insurance companies or large companies in general), the Board acknowledged that there was not yet a firm trend among listed companies on this point

and that CONSOB had not yet issued a regulation regarding the maximum number of positions that board members can hold (pursuant to art. 148-*is* of the FCA); given that such a regulation would be useful in providing guidelines for the decisions to be taken for the Code of Conduct, and while waiting to see the various approaches taken in practice, the Board of Directors resolved to postpone any decision regarding the maximum number of positions as Director or Statutory Auditor that Directors can hold in other companies.
In any case, as required by Application Criterion 1.C.2., the following is a list of the positions as Director or Statutory Auditor held by the Directors of AEM S.p.A. in other companies listed on organised markets, both in Italy and abroad, in finance companies, banks, insurance companies or large companies in general:

| | |
|---|---|
| **Giuliano Zuccoli** | **Edison S.p.A.** - Chairman of the Board<br>**Credit Valentines** - Director<br>**A TEL S.A.** - Director<br>**Empower S.p.A.** - Director<br>**Deli S.p.A.** - Chairman of the Board<br>**Transalpine di Energies S.r.l.** - Managing Director |
| **Dario Cassinelli** | **Deli S.p.A.** - Director |
| **Mario Mauri** | **Edison S.p.A.** - Director<br>**Cambrian Ltd.** - Chairman of the Board<br>**Deli S.p.A.** - Director<br>**Transalpine di Energies S.r.l.** - Director<br>**Prima Industries S.p.A.** - Director<br>**RFC AS** - Director |
| **Paolo Oberti** | **Deli S.p.A.** - Director |
| **Francesco Randazzo** | **Milan Association S.p.A.** - Director<br>**Deli S.p.A.** - Director |
| **Alberto Sciumè** | **Brain Force Software S.p.A.** - Chairman of the Board of Statutory Auditors<br>**Finlombarda Gestioni SGR S.p.A.** - Chairman of the Board of Statutory Auditors |
| **Antonio Taormina** | **Edipower S.p.A.** - Director<br>**KKG-Kernkraftwerk Gosgen-Daniken AG** - Director<br>**OFIBLE - Officine Idroelettriche di Blenio** - Director<br>**RE - Ratia Energie AG** – Director<br>**SES - Società Elettrica Sopracenerina** - Director |

The Chairman and Managing Director of AEM S.p.A., Giuliano Zuccoli, has the right under the articles of association to represent the Company, with single signature power.
The Board of Directors has granted him the power to implement the annual budget approved by the Board of Directors, as well as wide executive powers regarding the Company's operations.

In practice, at each Board meeting, Mr Zuccoli reports back to the Directors and Statutory Auditors on the work that he has performed in the exercise of the powers delegated to him and on the more important operations in terms of their economic and financial impact. This information is always minuted in detail.
In connection with art. 2 of the New Code, especially Standard 2.P.4, the Board decided unanimously – except for the Chairman, who abstained – that the current governance of AEM S.p.A., above all as regards the fact that the positions of Chairman and Managing Director are held by the same person, responds to a proven and functional organisational requirement, fully in line with the Company's interest, as demonstrated by the trend in the Company's results over the last few years.
Again in connection with art. 2 of the Code di Conduct, the Board of Directors decided not to appoint a lead independent director, based on the consideration that AEM's current system of corporate governance has to date ensured not only constant flows of information to all Directors, executive and non-executive, independent and non-independent, but also their full and active participation in the overall running of the Company; in this sense, reference was made, on the one hand, to the considerable number of board meetings held during the year (ten in 2006), but also the fact that the Board set up a "Strategy Committee" – with propositive and consultative functions – consisting of three non-executive Directors and the Chairman (the Deputy Chairman and the Board of Statutory Auditors also have a right to attend), that met nine times in 2006 to review all significant transactions, which were then submitted to the Board of Directors for approval.
During the course of 2006, the Board of Directors of AEM S.p.A. held ten meetings at which almost all of the Directors and Statutory Auditors were present.
Two Shareholders' Meetings were also held.
As regards the current year, three Board meetings have been held, including the one on March 19, 2007; at present, three other Board meetings have been scheduled to approve the periodic results and announced to the market.
The articles of association do not lay down a minimum frequency for Board meetings. However, the Board of Directors has established that the Chairman should

call at least two other Board meetings per year, in addition to the four already scheduled to approve the Company's annual, half-year and quarterly results, setting the date of the various meetings, if possible at regular intervals.
The Chairman has to ensure that each Director and Statutory Auditor has available at least three days prior to each Board meeting adequate information and documentation to discuss the matters on the agenda. In the event of an urgent meeting or matters of particular confidentiality, the information has to be made available to the Directors at least at the start of the meeting.
Lastly, the Chairman and Managing Director has to ensure that the Board of Directors is also informed about the main legislative and regulatory changes that affect the Company and its corporate bodies.

## Handling corporate information (Article 4)

Without prejudice to any legal obligations, when Directors and Statutory Auditors accept their appointment, they undertake to maintain all documents and information that they acquire as part of their duties totally confidential.
Already from March 2001, the Board of Directors of AEM S.p.A. approved and adopted a procedure for the publication of important information. It details how public announcements regarding the Company are to be made and how Company documents are to be published, especially if they contain price sensitive information (the "Procedure").
During the meeting held on March 20, 2006, the Board of Directors approved a new Procedure which regulates information flows and lays down who is responsible for the various corporate functions that handle important information; it also includes specific instructions for the subsidiaries. The Procedure introduced the role of the Information Manager, who is responsible for seeing that the Procedure is applied properly; This role is currently filled by the Head of General Affairs at the parent company.

## Constitution and functions of committees that form part of the Board of Directors (Article 5)

As foreseen by the Code, the Board of Directors has set up a Compensation Committee and an Internal Control Committee as part of the Board: reference should be made to articles 7 and 8 of the New Code for information on the composition, powers and method of functioning of these two committees.
As mentioned previously, and even if not envisaged by the Code, on July 15, 2005 the Board set up a Consultative Strategy Committee with the task of making non-binding proposals and suggestions to the Board of Directors. These can include

matters concerning corporate strategy and general policy, criteria for running the business and correct functioning of the Company, as well as criteria for the approval of the annual budget and business plan.
The current members of the Strategy Committee are: Giuliano Zuccoli – Chairman, Mario Mauri, Francesco Randazzo and Aldo Scarselli.

## Appointment of Directors (Article 6)

Art. 16 of AEM S.p.A.'s articles of association state that the Company is managed by a Board of Directors of not less than 7 and not more than 9 members, including the Chairman. The shareholders' meeting decides how many there should be within these limits. Art. 16 of AEM S.p.A.'s articles of association also gives the Municipality of Milan the right to appoint a number of Directors directly, in proportion to the amount of its shareholding, rounding down to the nearest unit in the event of a fraction. In any case, the Municipality of Milan cannot appoint more than a quarter of the total number of Directors to be elected, rounding down to the nearest unit in the event of a fraction. The Directors appointed directly by the Municipality of Milan can only be revoked by the Municipality of Milan.
The Directors not appointed by the Municipality of Milan are elected by the shareholders' meeting on the basis of lists presented by the outgoing Directors or by shareholders representing at least one percent of the shares with voting rights at ordinary shareholders' meetings. In particular, each shareholder, including the Municipality of Milan, can present or participate in presenting one list only. Six tenths of the Directors to be elected will be taken, in the order in which they are listed, from the list that obtained the highest number of votes (rounding down to the nearest unit in the event of a fraction). The other Directors to be appointed will be taken, in the order with which they are listed, from the list that obtained the next highest number of votes.
Considering that the appointment of Directors is amply regulated by the articles of association, during the meeting of January 30, 2007 the Board has decided not to create a Nominations Committee.
The last time that Directors were appointed, on April 29, 2005, a single list was deposited at head office, including, among other things, the CV of each candidate, even if not required by the articles of association. In accordance with the articles of association, the list was deposited at the head office twenty days prior to the shareholders' meeting and published by means of an announcement in two national newspapers.
In connection with art. 6 of the New Code, the Board of Directors laid down that at least 20 days prior to date of a Shareholders' Meeting to appoint Directors, can-

didate lists are to be deposited, together with adequate information on the professional and personal characteristics of the candidates and an indication on whether they would qualify as independent according to art. 3 of the Code, as well as the other attestations and declarations envisaged by the law or the articles of association; these candidate lists and the information on the candidates' characteristics then have to be published on the Company's website on a timely basis.

## Compensation of Directors (Article 7)

The Board of Directors has had a Compensation Committee since March 22, 2001. During 2006, the Committee, consisting of the Chairman and Managing Director Giuliano Zuccoli and the Directors Aldo Scarselli and Mario Mauri, held three meetings, which resulted, among other things, in proposals regarding the remuneration of persons holding particular positions, which were subsequently approved by the Board of Directors.

In order to adjust to the provisions of the New Code, on March 19, 2007, having assessed compliance with the requirements for non-executive and independent directors with articles 2 and 3 of the New Code, the Board of Directors voted in a new Compensation Committee, which is currently made up of Alberto Sciumè (a non-executive and independent director), who also acts as its coordinator, Antonio Taormina (a non-executive and independent director) and Mario Mauri (a non-executive and independent director).

The Committee was given the following functions:

a) to present to the Board proposals for the compensation of the Managing Directors and other Directors that hold particular positions in accordance with the recommendations of the Code, subsequently monitoring implementation of the decisions taken by the Board;
b) to assess periodically the criteria adopted for the compensation of managers with strategic responsibilities, monitoring their application on the basis of the information provided by the Managing Director; to formulate general recommendations to the Board of Directors on compensation matters.

Each Director receives a fixed annual compensation that is decided by the shareholders' meeting.

The Chairman and the Managing Director receive an annual remuneration consisting of a fixed part and a variable part, linked to targets established by the Board of Directors, as proposed by the Compensation Committee.

To date, no stock-option plans have been introduced, neither for the Directors, nor for the employees.

No Directors take part in meetings of the Compensation Committee to discuss and make proposals to the Board about their own remuneration.

## Internal Control System (Article 8)

The Board of Directors is of the opinion that the internal control system, as defined in art. 8.1 of the Code, is of fundamental importance for the governance and proper management of the Company and of the Group. On December 19, 2003 the Board therefore approved the following "Guidelines for the AEM Group's Internal Control System", which were updated during the meeting of January 30, 2007 to bring them into line with the New Code.

### Guidelines for the AEM S.p.A.'s Internal Control System

**1. The AEM S.p.A.'s Internal Control System: general policy guidelines and methods of identifying the main risks.**

**1.1** The Internal Control System of AEM S.p.A. (the "Issuer") and of the AEM Group is a process that involves the Board of Directors, the heads of department and the entire staff, the purpose being to monitor compliance with the Company's strategies and achievement of the following objectives:

a) effectiveness and efficiency of corporate processes (administration, production, distribution, etc.);
b) quality and reliability of economic and financial information;
c) compliance with laws and regulations, as well as company rules and procedures;
d) safeguarding corporate assets and protection from losses.

**1.2** The controls involve, in different roles and as part of their respective competences, the administrative bodies (Board of Directors, Internal Control Committee, the Director in charge of Internal Control), the Board of Statutory Auditors, the Head of Internal Control, the Manager responsible for preparing accounting and corporate documents, and all personnel: they are required to comply with the instructions and principles contained in these *Guidelines* to the Internal Control System of the Issuer and of the AEM Group (hereafter "Guidelines").

**1.3** The Internal Control System of the Issuer and of the AEM Group (in the awareness that no control process can, in absolute terms, protect the Company from risks that are inherent to the business, nor from the possibility that fraudulent violations of the law, regulations or company procedures, human error or extraordinary events may cause damage the Company and the Group) has to:

- ensure the necessary separation between operating and control functions, which means that it should be structured in such a way as to avoid or reduce to the minimum situations of conflict of interest in the assignment of duties;

- facilitate the identification, measurement, management and suitable monitoring of the risks taken on by the Issuer and by the AEM Group, especially as regards strategically important companies;
- establish control activities at each operating level and clearly identify all tasks and responsibilities, especially during supervisory stages and whenever there is an intervention to correct any irregularities that are found;
- ensure reliable IT systems and suitable reporting at the various levels where control functions have been attributed;
- guarantee that any anomalies that are found are reported on a timely basis and brought to the notice of those at a suitable level within the firm;
- permit the recording of all operating events, especially all transactions with an adequate degree of detail, ensuring their correct allocation from a timing point of view.

**1.4** The Internal Control System of the Issuer and of the AEM Group is subject to periodic review and checks, taking into account changes in the Company's operations and market scenario.

**1.5** The Internal Control System of the Issuer and of the AEM Group has to permit timely action to be taken to cope with the various kinds of risk to which the Company and the AEM Group may be exposed over time (e.g. operating, market, liquidity, credit, regulatory, employee fraud and disloyalty, legal, reputation, etc.).

**1.6** The Internal Control System of the Issuer and of the AEM Group has to make it possible to identify, measure and control the level of exposure of the Company and of all the other companies in the AEM Group – especially those of strategic importance – to the various risk factors, as well as to manage the overall risk exposure, bearing in mind: *(i)* possible correlations that might exist between the various risk factors; *(ii)* the high probability that a certain type of risk could materialise; *(iii)* the impact that a particular risk could have on operations; *(iv)* the extent of the risk taken as a whole.

**1.7** The Internal Control System of the Issuer and of the AEM Group has to provide for, among other things, suitable procedures to highlight anomalous situations that could represent indicators of inefficiency in the measurement and risk control systems.

**1.8** In line with the general principles of the Internal Control System of the Issuer and of the AEM Group:
- this is without prejudice to the provisions of AEM's Internal Organisation Model adopted in accordance with Decree no. 231/2001 for the prevention of the criminally illicit acts envisaged therein;

– all of the administrative and accounting rules and procedures for the preparation of accounting documents and other communications of an economic or financial nature, drawn up as required by law by the Manager in charge of their preparation.

**2. Responsibility for control processes**

**2.1** The following are the persons or bodies responsible for control, monitoring and supervisory activities at the Issuer and the AEM Group, each according to their respective duties as laid down in these Guidelines and in compliance with current law or regulations and with the recommendations of the Code of Conduct for Listed Companies (revised edition of March 2006):

a) the Board of Directors;
b) the Director in charge of Internal Control;
c) the Internal Control Committee;
d) the Head of Internal Control (who is also the acting Head of Internal Auditing);
e) the Manager in charge of preparing accounting documents;
f) the Board of Statutory Auditors.

**3. Board of Directors**

**3.1** The Board of Directors has final responsibility for the Internal Control System, which means that it has to:

a) promote a corporate culture that enhances the value of the control function at all levels of the company;
b) establish and update the principles and instructions contained in the "Guidelines for the Internal Control System", with the help of the Internal control Committee;
c) with the help of the Internal Control Committee, choose an Executive Director to put in charge of supervising the Internal Control System (in the current "Guidelines" known as the "Director in charge of Internal Control");
d) approve the risk management strategies and policies of the Issuer and of the AEM Group at least once a year (at the Board meeting that approves the draft statutory and consolidated financial statements), with particular regard to strategically important companies. It does this based on the analysis carried out by the Manager in charge of Internal Control as per paragraph 5.1 b) below and with the help of the Internal Control Committee which, for this purpose, reports to the Board on the state of the Internal Control System considering the factors that could generate risks for the Company and for the Group;
e) verify at least twice a year (at the Board meetings that approve the draft financial statements and the half-yearly report) the adequacy and effective function-

ing of the Internal Control System, ensuring, with the help of the Internal Control Committee, that:

- duties and responsibilities are allocated in a clear and appropriate manner;
- all control functions, especially the Head of Internal Control, are provided with adequate resources to carry out their duties and enjoy a suitable degree of autonomy within the organisation; The Head of Internal Control, in any case, has to be guaranteed independence from the heads of the various operating areas;

f) identifies at least once a year (at the Board meeting that approves the third-quarter report) the AEM Group companies that are considered strategically important;

g) explains the essential elements of the Internal Control System in the annual report on corporate governance, expressing an assessment of its overall adequacy;

h) appoints and revokes, on the proposal of the Director in charge of Internal Control and with the help of the Internal Control Committee, one or more Heads of Internal Control, also deciding on their remuneration in line with corporate policies.

If weaknesses or anomalies arise, the Board of Directors has to adopt suitable remedies on a timely basis.

**3.2** In compliance with the principles and directives contained in these *Guidelines*, the Board of Directors can outsource the performance of specific controls in the various operating areas of the Issuer and of the AEM Group.

**4. Internal Control Committee**

**4.1** The Internal Control Committee consists of three non executive directors, most of whom are "independent" as defined in the Code of Conduct for Listed Companies; at least one of its members has to have adequate experience in accounting and financial matters, which is evaluated by the Board of Directors at the time of their appointment.

The Internal Control Committee has propositive and consultative functions, in particular:

a) it helps the Board of Directors identify and update the principles and instructions contained in these Guidelines;

b) it helps the Board of Directors choose the Director in charge of Internal Control;

c) it helps the Board of Directors evaluate the adequacy and effective functioning of the Internal Control System to ensure that the Company's main risks are correctly identified and suitably managed. In this connection, it reports to the Board of Directors: *(i)* at least twice a year (at the Board meetings that approve the draft financial statements and the half-yearly report) on its activities and on the adequacy and effective functioning of the Internal Control System; *(ii)* at least once a year (at the Board meeting that approves the draft financial statements) on the state of the Internal Control System considering the factors that could generate risks for the Company and for the Group;

d) it helps the Board choose the Head of Internal Control;

e) evaluates together with the company's administration managers and Independent Auditors the adequacy of the accounting principles used, as well as their consistency for consolidation purposes;

f) it can, at any moment in time, invite the Head of Internal Control to report on its activities and on the state of the Internal Control System; The Internal Control Committee can also, at any moment in time, ask the Head of Internal Control to hand over a copy of the documentation kept on file as required by these Guidelines;

g) on the request of the Director in charge of Internal Control, it can express opinions on specific aspects regarding the identification of the principal risks to the Company, as well as the design, development and running of the internal control system;

h) it receives and evaluates the annual work plan and reports prepared by the Head of Internal Control;

i) it evaluates the proposals made by the Independent Auditors to obtain the audit engagement, as well as the audit plan that they propose and the results shown in their report and any management letter;

l) it performs any other duties assigned to it by the Board of Directors.

**4.2** Meetings of the Internal Control Committee are attended by at least the Chairman of the Board of Statutory Auditors or another Statutory Auditor designated by him.

**5. Director in charge of Internal Control**

**5.1** The Director in charge of Internal Control, with the assistance of the Head of Internal Control:

a) looks after identifying the Company's main areas of risk, taking into account the business activities carried on by the Issuer and its subsidiaries, with particular attention to strategically important companies, submitting them to review by the Board of Directors at least once a year (generally at the board meeting to approve the draft statutory and consolidated financial statements);

b) is responsible for designing, managing and monitoring an Internal Control System which, in accordance with these Guidelines, ensures efficient and effective supervision of the Company's risks. In particular:
   - he identify the factors that could generate risks for the Issuer or other AEM Group companies, with particular attention to strategically important companies - without prejudice to the primary responsibility of the respective Managing Directors of the individual companies, if appointed - also in light of any changes in internal or external conditions in which they operate, as well as operational trends, variances from budget and the legal and regulatory scenario;
   - he define the duties of each operating unit involved in control functions, ensuring that the various activities are managed by qualified personnel with suitable experience and skills. In this ambit, any areas of potential conflict of interest have to be identified and reduced to the minimum;
   - he establishes effective communication channels to ensure that all employees are aware of the policies and procedures relating to their own duties and responsibilities;
   - he defines the information flows to ensure full awareness and governability of all corporate matters;

c) at least once a year (at the Board meeting that approves the draft financial statements) and any other time that he considers it necessary or opportune depending on the circumstances, as in the case where significant new risks arise or there is a significant increase in the probability of certain risks, he submits the principal company risks for the review and evaluation of the Board of Directors, together with an overview of the controls carried out or planned for their prevention, reduction and management in an effective and efficient way, to enable the Board of Directors to take a decision, based on adequate information and awareness of the situation, regarding the strategies and policies for managing the principal risks of the Issuer and of the AEM Group, with particular attention to strategically important companies;

d) he proposes to the Board of Directors the appointment, revocation and remuneration of the Head of Internal Control and ensures his independence and operating autonomy from the various heads of operations, making suitable resources available to him so that he can carry out his duties effectively.

**6. Head of Internal Control**

**6.1** The Head of Internal Control is the temporary head of the Company's Internal Auditing function; in carrying out his duties, he makes use of the other auditors of the Internal Auditing function, which has to be made up of suitable personnel in terms of quality and quantity.

**6.2** The Head of Internal Control and the other auditors carry on their control activity at all companies of the AEM Group, with particular regard to the companies identified by the Board of Directors as being strategically important; they also have access to all of their activities and related documentation.

If the Company or other Group companies decide to outsource particular audit checks, the Head of Internal Control also has access to the documentation produced by those appointed to do the work.

**6.3** The Head of Internal Control also has the task, among other things, of checking that internal procedures are suitable to ensure adequate control over the principal risks of the Issuer and of the AEM Group; he also helps the Company and the AEM Group to identify and evaluate their major risk exposures.

The Head of Internal Control performs his duties by carrying out random test checks on the processes being audited.

**6.4** The Head of Internal Control:

a) by February 15 of each year, explains his proposed annual work plan to the Internal Control Committee to give the committee members a chance to make any suggestions;
b) he helps the Delegated Bodies in designing, managing and monitoring the Internal Control System and in identifying the various risk factors;
c) he programmes and carries out the direct and specific control activity in line with the annual work plan at the Issuer and all of the other AEM Group companies, with particular attention to strategically important companies, in order to locate any weaknesses of the Internal Control System in the various areas of risk;
d) he checks that the rules and procedures laid down for the control processes are complied with and that all persons and bodies involved operate in accordance with set objectives. In particular:
   - he checks the reliability of information flows, including automatic data processing and accounting systems;
   - he verifies as part of the work plan that the procedures adopted by the Issuer and the AEM Group ensure compliance with current law and regulations;
e) he performs checks on any specific irregularities whenever he considers it opportune or on the request of the Board of Directors, Internal Control Committee, Delegated Bodies or Board of Statutory Auditors;
f) he ascertains, in ways considered most suitable, that any anomalies found in the control system have been removed;

g) he keeps on file, in an orderly fashion, all of the documentation relating to the work performed; this documentation has to be made available on request to the other people and bodies responsible for control processes;

h) he reports the results of his control activity in specific audit reports that are sent to the Delegated Bodies and by them to the Internal Control Committee, the Board of Statutory Auditors and the head of the function being audited; whenever checks are carried out at Group companies, the audit reports also have to be sent to the pertinent bodies of the company concerned.

Moreover, in light of the results of the audit checks, together with the company risk analysis, he has to identify any weaknesses in the Internal Control System and propose corrective measures; the weaknesses encountered and the corrective measures proposed are explained in the audit reports;

i) he prepares in the first and third quarters of each year a quarterly summary of the main observations made during the period, while at the end of the second and fourth quarters he has to prepare a summary of the main observations made respectively during the first half and during the entire year. This has to be done in time for the Internal Control Committee to perform its duties as per art. 3.1 c). The annual report also contains an update of the company risks that have emerged and has to be delivered by February 15 of the following year;

l) he informs the following bodies of the work that he has performed, sending them all of the reports mentioned in paragraph I) above:
   - the Director in charge of Internal Control and the Delegated Bodies of Group companies that have been audited;
   - the Internal Control Committee, at whose meetings he takes part on the invitation of the Committee members;
   - the Board of Statutory Auditors, at whose meetings he takes part on the invitation of the Chairman.

   The Internal Control Committee makes sure that his reports get sent to the other members of the Board of Directors according to the topics on the agenda;

m)in the event of critical aspects that suggest urgent action, he informs the Director in charge of Internal Control and the Delegated Bodies, as well as the Internal Control Committee and the Board of Statutory Auditors, without delay, to update them on the results of his control activity.

**7. Board of Statutory Auditors**

**7.1** The law gives the Board of Statutory Auditors the task of supervising compliance with the principles of correct administration and the adequacy of the company's organisational structure, for the aspects falling within its field of competence, as well as its Internal Control System and accounting system, and the latter's reliability in representing the company's operations.

In particular, to help perform these duties:

a) the Board of Statutory Auditors takes part in meetings of the Board of Directors and of the Executive Committee, if one has been appointed;
b) meetings of the Internal Control Committee are attended by at least the Chairman of the Board of Statutory Auditors or another Statutory Auditor designated by him;
c) the Board of Statutory Auditors carries out autonomous assessments of the effectiveness and functioning of the Internal Control System and if necessary makes recommendations to the pertinent bodies in order to promote improvements to the Internal Control System;
d) they receive all of the reports from the Head of Internal Control and can ask him to present the results of his work at the periodic control meetings in order to assess the efficiency of the Internal Control System directly and autonomously.

**7.2** In performing its duties, the Board of Statutory Auditors makes use of all units that carry out control functions, above all the Internal Auditing departments, compatibly with their own work programmes. Moreover, the Board of Statutory Auditors can always ask the Independent Auditors for all of the data and information that might be of use in its own audit work.

**8. Employees**

All employees of the AEM Group, each according to their area of responsibility, are obliged to help in making sure that the Internal Control System functions properly. Whoever finds a fault in the system should inform their superior, who in turn should inform the Head of Internal Control as soon as possible.

**9. Strategically important companies of the AEM Group**

**9.1** The primary duty (and responsibility) of supervising the workings of the Internal Control System of the AEM Group (designing, managing and monitoring) lies with the respective Managing Directors, if these have been appointed, and with the Board of Directors of AEM S.p.A., with the help of the Internal Control Committee, which also involves assessing whether it is adequate under the circumstances.

**9.2** The Directors of the Issuer can assess the adequacy of a strategically important subsidiary's internal control system on the basis of the information provided by the Issuer's Head of Internal Control, who carry out direct and specific control activities not only at AEM S.p.A., but also at the subsidiaries.

The Head of Internal Control therefore has to inform the competent bodies, above all, regarding the state of implementation and functioning of the internal control system at the strategically important subsidiaries (in the various audit reports sent periodically to the Delegated Bodies).
If weaknesses or anomalies arise, the Board of Directors has to take suitable measures as soon as possible.
The Board of Directors has had a Compensation Committee since March 22, 2001. The Committee, made up of Deputy Chairman Alberto Sciumé and the Directors Dario Cassinelli and Luigi Galassi, held six meetings during 2006 to which the members of the Board of Statutory Auditors were also invited. During the course of these meetings, the Committee performed the functions envisaged in the *"Guidelines for the AEM Group's Internal Control System"* examining, in particular, the results of the activities of the Internal Auditing function and assessing the adequacy of the internal control system.
In order to adjust to the provisions of the New Code, on March 19, 2007, having assessed compliance with the requirements for non-executive and independent directors with articles 2 and 3 of the New Code, the Board of Directors voted in a new Internal Control Committee, which is currently made up of Alberto Sciumè (a non-executive and independent director ), who also acts as its coordinator as he has accounting and financial experience, Antonio Taormina (a non-executive and independent director) and Aldo Scarselli (a non-executive and independent director).

On January 30, 2007 the Board of Directors appointed the Managing Director Giuliano Zuccoli as Executive Director in charge of supervising the functioning of the internal control system and Stefano Losio, the Head of Internal Control, as the temporary Head of Internal Auditing. In this connection, he enjoys complete autonomy from the heads of the various operating areas, with whom he has no hierarchical ties.
The Internal Auditing function, which reports directly to the Chairman and Managing Director, covers the entire AEM Group and consists of a head of department and six other auditors.
The Board of Directors pays particular attention to the organisational model adopted in accordance with Decree 231/2001.
Decree 231/2001 introduced into the Italian criminal law system the concept of administrative liability of legal entities, companies and associations. In particular, it introduced the concept of criminal liability on the part of entities for certain crimes committed in the interest of or to the advantage of such entities by persons who perform representative, administrative or management functions on behalf of the

entity or one of its units with financial and functional autonomy; this also applies to persons who effectively manage and control the entity or unit and those who perform such functions under the direction or supervision of one of the persons mentioned above. Crimes of this sort are considered particularly serious if they against the Public Administration or if they are committed in the interest of the companies concerned.
However, arts. 6 and 7 of Decree 231/2001 provide for a form of exemption from liability if (i) the entity shows that it had adopted and effectively introduced, before the commission of the crime, adequate systems of organisation, management and control to avoid the crimes mentioned in the decree taking place; and (ii) the task of monitoring these models to ensure that they function properly and are kept up-to-date was entrusted to a unit within the entity with autonomous powers of initiative and control.
To this end, on January 23, 2003, the Board of Directors adopted AEM's "Internal Organisation Model (as per Decree 231)" ("IOM") in order to create a structured and organic system of advance control procedures and activities as required by Decree 231/2001, by identifying the areas most exposed to the possibility of crime and introducing suitable procedures to lower the risk; the Model was then updated by the Board of Directors during the meeting of November 14, 2006.
In accordance with the IOM, the Board set up an Internal Supervisory Committee, made up of the temporary Heads of Internal Auditing, General Affairs and Human Resources and Industrial Relations of AEM S.p.A.. This Committee was given the task of supervising the proper functioning, effectiveness and observance of the IOM, to ensure that it is updated, and any other tasks and functions foreseen by it, including that of reporting back periodically to the corporate bodies of AEM S.p.A. regarding implementation of the IOM.
To integrate and reinforce the Internal Organisational Model, the Company has introduced a Code of Ethics, which was approved by the Board of Directors at the meeting on March 16, 2005, with the purpose, among other things, of encouraging and promoting a higher standard of professionalism and to avoid behaviour that differs from the interests of the Company or deviant with respect to the law.

## Directors' interests and related party transactions (Article 9)

As regards the procedures adopted by the Board of Directors to ensure compliance with the rules of substantial and procedural fairness in the handling of transactions in which a Director has an interest, personally or on behalf of third parties, as well as those with related parties, reference should be made to the

"Guidelines on "particularly significant" and related party transactions" included in this Report

## Statutory Auditors (Article 10)

As per art. 22 of the articles of association, the Municipality of Milan has the right to appoint a certain number of Statutory Auditors directly in proportion to the amount of its shareholding, though they cannot exceed two acting and one substitute auditor in any case.

The other statutory auditors are appointed on the basis of a voting list mechanism as per art. 16 of the articles of association.

AEM S.p.A.'s current Board of Statutory Auditors came into office on April 29, 2005 and will expire on approval of the 2007 financial statements. On that occasion, two voting lists were deposited at the head office, accompanied by the CVs of the candidates, even though this was not required by the articles. In accordance with the articles of association, the lists were deposited at the head office twenty days prior to the shareholders' meeting and published by means of an announcement in two national newspapers.

At the meeting held on January 30, 2007 the Board of Directors resolved that, as in the case of Directors, the candidate lists for the appointment of Statutory Auditors should also be published on the Company's website, along with information on their characteristics.

One of the three acting members and one substitute were appointed directly by the Municipality of Milan, while two acting member and one substitute were elected by the Shareholders' Meeting.

The Board of Statutory Auditors is currently made up as follows:

| | |
|---|---|
| **Alfredo Fossati** - Chairman | appointed by the Municipality of Milan |
| **Salvatore Rino Messina** - Acting Statutory Auditor | elected by the Shareholders' Meeting |
| **Luigi Carlo Spadacini** - Acting Statutory Auditor | elected by the Shareholders' Meeting |
| **Renato Ravasio** - Substitute Statutory Auditor | elected by the Shareholders' Meeting |
| **Giovanni Nicola Rocca** - Substitute Statutory Auditor | appointed by the Municipality of Milan |

As regards the independence requirements of members of the Board of Statutory Auditors, the Board of Directors decided that they were satisfied by the current rules of law and the articles of association, taking into account the changes made to Decree 58/98 (FCA) by the "Law on Savings".

The following is a list of the positions as Director or Statutory Auditor held by the Statutory Auditors of AEM S.p.A. in other companies listed on organised markets:

| | |
|---|---|
| **Alfredo Fossati** | **Mittel S.p.A.** - Acting Statutory Auditor |
| **Luigi Carlo Spadacini** | **Retelit S.p.A.** - Acting Statutory Auditor |

## Investor Relations (Article 11)

The Investor Relations Department reports directly to the Chairman and Managing Director. The head of this department has the task of fostering good relations with the shareholders and with institutional investors.

The Board of Directors has postponed the adoption of Regulations for Shareholders' Meetings for the time being, as the Board does not yet believe that the conditions exist for such Regulations to be of use to the Company.

## Table 1: Structure of the Board of Directors and of the various Committees

| Board of Directors | | | | | | | Internal Control Committee | | Compensation Committee | | Nominations Committee (if any) | | Executive Committee (if any) | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Position | Members | Executive | Non-Executive | Independent | (****) | Number of other positions (**) | (***) | (****) | (***) | (****) | (***) | (****) | (***) | (****) |
| Chairman and Managing Director | Zuccoli Giuliano | X | | | 100 | 6 | | | X | 100 | - | - | - | - |
| Deputy Chairman | Sciumè Alberto | | X | X | 90 | 2 | X | 100 | | | - | - | - | - |
| Director | Cassinelli Dario | | X | | 100 | 1 | X | 100 | | | - | - | - | - |
| Director | CastelliGianni | | X | | - (1) | - | | | | | - | - | - | - |
| Director | Galassi Luigi (2) | - | - | - | 80 | - | X | 83 | | | | | | |
| Director | Mauri Mario | | X | | 90 | 6 | | | X | 100 | - | - | - | - |
| Director | Oberti Paolo | | X | | 100 | 1 | | | | | - | - | - | - |
| Director | Randazzo Francesco | | X | | 90 | 2 | | | | | - | - | - | - |
| Director | Scarselli Aldo (*) | | X | | 90 | - | | | X | 66 | - | - | - | - |
| Director | Taormina Antonio (*) | | X | X | 50 | 5 | | | | | - | - | - | - |

NOTES
(*) An asterisk means that the director in question was appointed from a minority list.
(**) This column shows the number of positions as Director or Statutory Auditor that the person holds in other companies listed on organised markets in Italy or abroad or in finance companies, banks, insurance companies or other companies of a certain size. The positions are shown in full in the Report on Corporate Governance.
(***) An "X" in this column means that the Board member in question is a member of this particular committee.
(****)This column shows in percentage terms how frequently the directors took part in Board and Committee meetings.

(1) Mr. Gianni Castelli was coopted by the Board of Directors on February 28, 2007 to replace Luigi Galassi, who resigned.
(2) On January 30, 2007, the Board of Directors accepted the resignation of Luigi Galassi from Director and member of the Internal Control Committee.

| Number of meetings held during the year | Board of Directors: 10 | Internal Control Committee: 6 | Compensation Committee: 3 | Nominations Committee: - | Executive Committee: - |
|---|---|---|---|---|---|

## Table 2: Board of Statutory Auditors

| Position | Members | Percentage attendance at meetings of the Board of Statutory Auditors | Number of other positions (**) |
|---|---|---|---|
| Chairman | Fossati Alfredo | 95 | 1 |
| Acting Statutory Auditor | Messina Salvatore Rino | 95 | - |
| Acting Statutory Auditor | Spadacini Luigi Carlo (*) | 95 | 1 |
| Substitute Statutory Auditor | Ravasio Renato (*) | - | - |
| Substitute Statutory Auditor | Rocca Giovanni Nicola | - | - |

Number of meetings held during the period: 18
Indicate the quorum required for minority shareholders to present voting lists for the election of one or more acting members (as per art. 148 of the Finance Consolidation Act): 1% (pursuant to the current articles of association)

NOTES
(*) An asterisk means that the statutory auditor was appointed on a minority list.
(**) This column shows the number of positions as Director or Statutory Auditor that the person holds in other companies listed on organised markets in Italy. The positions are shown in full in the Report on Corporate Governance.

## Table 3: Other recommendations made by the code of conduct

| | YES | NO | Reasons (in brief) for any variance from the Code's recommendations |
|---|---|---|---|
| **System of delegated powers and related party transactions** | | | |
| Has the Board delegated the following powers, defining their: | | | |
| a) limits<br>b) how they are to be exercised<br>c) and reporting frequency? | X<br>X<br>X | | |
| Has the Board reserved the right to review and approve particularly large transactions in terms of their economic or financial impact (including related party transactions)? | X | | |
| Has the Board laid down guidelines and criteria for identifying "significant" transactions? | X | | |
| Are these guidelines and criteria explained in the report? | X | | |
| Has the Board laid down specific procedures for the review and approval of related party transactions? | X | | |
| Are the procedures for approving related party transactions explained in the report? | X | | |
| | | | |
| **Procedures for the latest appointment of directors and statutory auditors** | | | |
| Were the directors' candidatures deposited at least ten days prior to the meeting? | X | | |
| Were the directors' candidatures accompanied by adequate information? | X | | |
| Were the directors' candidatures accompanied by an indication of whether they would qualify as independent? | X | | |
| Were the statutory auditors' candidatures deposited at least ten days prior to the meeting? | X | | |
| Were the statutory auditors' candidatures accompanied by adequate information? | X | | |
| | | | |
| **Shareholders' meetings** | | | |
| Has the Company approved Regulations for Shareholders' Meetings? | | X | The Board of Directors has postponed the adoption of Regulations for Shareholders' Meetings for the time being, as the Board does not yet believe that the conditions exist for such Regulations to be of use to the Company |
| Are the Regulations attached to the report (or indicated where they can be obtained/downloaded)? | | X | |
| | | | |
| **Internal control** | | | |
| Has the Company appointed the people who are in charge of internal control? | X | | |
| Are these people independent from those in charge of the operating areas? | X | | |
| Unit in charge of internal control | | | Internal Auditing |
| | | | |
| **Investor relations** | | | |
| Has the Company appointed someone to be in charge of investor relations? | X | | |
| Unit and the contact details (address/telephone/fax/e-mail) of the person in charge of investor relations | | | Investor relations<br>(Corso di Porta Vittoria 4, 20122 – Milan;<br>Tel. 02/7720.3879; fax 02/7720.3375; e-mail ir@aem.it) |

## Attachment 1 – Balance sheet – Resolution no. 310/01

| | Attachment 1 amounts in euro | Production of electricity | Other assets | Shared operating functions | Common services a – d |
|---|---|---|---|---|---|
| | **ASSETS** | | | | |
| A) | **NON-CURRENT ASSETS** | | | | |
| A1) | Property, plant and equipment | 768,221,790 | | | |
| A2) | Intangible assets | 1,814,409 | | | |
| A3) | Investments | | | | |
| A4) | Other non-current financial assets | | | | |
| A5) | Deferred tax assets | 44,416,369 | | | |
| A6) | Other non-current receivables | 611 | | | *239,021* |
| | **Total non-current assets ( A )** | **814,453,179** | | | ***239,021*** |
| B) | **CURRENT ASSETS** | | | | |
| B1) | Inventories | 715,667 | | | |
| B2) | Current financial assets | | | | |
| B3) | Current derivatives | | | | |
| B4) | Taxes receivable | (22,373,169) | | | *13,245,618* |
| B5) | Trade and other receivables | 60,986,136 | 27,590,890 | | *94,346* |
| B6) | Cash and cash equivalents | | | | |
| B7) | Other current assets | 16,793 | | | *455,333* |
| | **Total current assets ( B )** | **39,345,427** | **27,590,890** | | ***13,795,296*** |
| C) | **NON-CURRENT ASSETS HELD FOR SALE** | | | | |
| | **TOTAL ASSETS ( A + B + C )** | **853,798,605** | **27,590,890** | | **14,034,317** |
| | **EQUITY AND LIABILITIES** | | | | |
| D) | **EQUITY** | | | | |
| D1) | Share capital | | | | |
| D2) | Treasury shares | | | | |
| D3) | Legal reserve | | | | |
| D4) | Other reserves | | | | |
| D5) | Net profit for the year | | | | |
| | **Total equity ( D )** | | | | |
| E) | **LIABILITIES AND EQUITY** | | | | |
| E1) | **NON-CURRENT LIABILITIES** | | | | |
| E1-1) | Medium/long-term financial liabilities | | | | *1,333,407,614* |
| E1-2) | Deferred tax liabilities | 45,481,187 | | | |
| E1-3) | Employee benefits | 10,554,054 | | | *7,894,966* |
| E1-4) | Provisions for risks | 11,567,429 | | | *60,307,462* |
| E1-5) | Other non-current liabilities | | | | |
| | **Total non-current liabilities ( E1 )** | **67,602,669** | | | ***1,401,610,042*** |
| E2) | **CURRENT LIABILITIES** | | | | |
| E2-1) | Trade and other payables | 60,361,603 | 25,564,721 | | *149,816,121* |
| E2-2) | Tax liabilities | 9,314,941 | | | *1,652,228* |
| E2-3) | Short-term financial liabilities | | | | |
| E2-4) | Other current liabilities | 1,631,731 | | | |
| | **Total current liabilities ( E2 )** | **71,308,275** | **25,564,721** | | ***151,468,349*** |
| | **TOTAL LIABILITIES ( E )** | **138,910,944** | **25,564,721** | | ***1,553,078,392*** |
| F) | **LIABILITIES DIRECTLY ASSOCIATED WITH ASSETS HELD FOR SALE** | | | | |
| | **TOTAL LIABILITIES AND EQUITY ( D + E + F )** | **138,910,944** | **25,564,721** | | **1,553,078,392** |

| Common services e – k | Common Services not attributable | Total common services | Total | Not attributable captions | Eliminations | Total |
|---|---|---|---|---|---|---|
| 123,586,854 | | 123,586,854 | 891,808,644 | | | 891,808,644 |
| 17,836,515 | | 17,836,516 | 19,650,925 | | | 19,650,925 |
| | | 2,736,407,184 | 2,736,407,184 | 2,736,407,184 | | 2,736,407,184 |
| | | 381,789,274 | 381,789,274 | 381,789,274 | | 381,789,274 |
| | 25,574,596 | 25,574,596 | 69,990,964 | | | 69,990,964 |
| 398 | | 239,419 | 240,030 | | | 240,030 |
| 141,423,768 | 25,574,596 | 3,285,433,843 | 4,099,887,022 | 3,118,196,458 | | 4,099,887,022 |
| | | | 715,667 | | | 715,667 |
| | | 93,111,584 | 93,111,584 | 93,111,584 | | 93,111,584 |
| | | 27,168,008 | 27,168,008 | 27,168,008 | | 27,168,008 |
| 12,788,493 | | 26,034,111 | 3,660,942 | | | 3,660,942 |
| 63,700 | 51,857,072 | 52,015,119 | 140,592,144 | | (14,462,193) | 126,129,951 |
| | | 5,003,549 | 5,003,549 | 5,003,549 | | 5,003,549 |
| 307,854 | | 763,187 | 779,979 | | | 779,979 |
| 13,160,048 | 51,857,072 | 204,095,557 | 271,031,873 | 125,283,141 | (14,462,193) | 256,569,680 |
| | | 500,000 | 500,000 | 500,000 | | 500,000 |
| 154,583,815 | 77,431,668 | 3,490,029,400 | 4,371,418,895 | 3,243,979,599 | (14,462,193) | 4,356,956,702 |
| | | | | 936,024,648 | | 936,024,648 |
| | | | | (25,072,459) | | (25,072,459) |
| | | | | 93,559,331 | | 93,559,331 |
| | | | | 1,069,339,491 | | 1,069,339,491 |
| | | | | 176,702,774 | | 176,702,774 |
| | | | | 2,250,553,785 | | 2,250,553,785 |
| | | 1,333,407,614 | 1,333,407,614 | | | 1,333,407,614 |
| | 24,047,791 | 24,047,791 | 69,528,978 | | | 69,528,978 |
| 3,670,532 | 84,309,216 | 95,874,714 | 106,428,768 | | | 106,428,768 |
| 23,803 | | 60,331,265 | 71,898,694 | | | 71,898,694 |
| | | | | | | – |
| 3,694,334 | 108,357,007 | 1,513,661,384 | 1,581,264,054 | | | 1,581,264,054 |
| 15,874,122 | 3,522,300 | 169,212,544 | 255,138,868 | | (14,462,193) | 240,676,674 |
| 2,889,021 | | 4,541,249 | 13,856,190 | | | 13,856,190 |
| | | 264,392,274 | 264,392,274 | 264,392,274 | | 264,392,274 |
| 337,533 | | 4,581,994 | 6,213,725 | 4,244,461 | | 6,213,725 |
| 19,100,676 | 3,522,300 | 442,728,061 | 539,601,057 | 268,636,735 | (14,462,193) | 525,138,863 |
| 22,795,011 | 111,879,307 | 1,956,389,445 | 2,120,865,112 | 268,636,735 | (14,462,193) | 2,106,402,917 |
| 22,795,011 | 111,879,307 | 1,956,389,445 | 2,120,865,112 | 2,519,190,520 | (14,462,193) | 4,356,956,702 |

# Attachment 1 – Income statement – Resolution no. 310/01

| Attachment 1 amounts in euro | Production of electricity | Other assets | Shared operating functions | Common services a – d | |
|---|---|---|---|---|---|
| 1) REVENUES | | | | | |
| 1.1) Revenues from sales | 6,843,701 | | | | |
| 1.2) Revenues for services | 59,592,997 | 25,528,923 | | | |
| 1.3) Other operating income | 162,731,668 | 55,634 | | | |
| 1.4) Other non-recurring income | | | | | |
| **Total revenues ( 1 )** | **229,168,366** | **25,584,557** | | | |
| 2) OPERATING COSTS | | | | | |
| 2.1) Raw materials and consumables used | 2,316,701 | 10,195 | | *332,551* | |
| 2.2) Services used | 37,392,215 | 25,528,923 | | *15,878,986* | |
| 2.3) Other operating costs | 16,564,119 | 37,959 | | *5,573,055* | |
| **Total operating costs ( 3 )** | **56,273,036** | **25,577,077** | | ***21,784,592*** | |
| 3) LABOUR COSTS | **16,602,705** | **66** | | ***38,173,512*** | |
| 4) GROSS PROFIT FROM OPERATIONS | **156,292,626** | **7,414** | | ***(59,958,104)*** | |
| 5) AMORTISATION, DEPRECIATION, PROVISIONS AND WRITEDOWNS | **36,627,641** | | | ***7,577,225*** | |
| 6) NET PROFIT FROM OPERATIONS | **119,664,985** | **7,414** | | ***(67,535,329)*** | |
| 7) GAINS (LOSSES) ON REVALUATION OF FINANCIAL ASSETS AVAILABLE FOR SALE | | | | | |
| 8) OTHER GAINS (LOSSES) ON DERIVATIVES | | | | | |
| 9) NON-RECURRING GAINS/LOSSES ON THE ELIMINATION OF FINANCIAL ASSETS AVAILABLE FOR SALE | | | | | |
| 10) FINANCIAL CHARGES | | | | | |
| 11) INCOME (LOSSES) FROM FINANCIAL ASSETS | | | | | |
| 11.1) Dividend income | | | | | |
| 11.2) Income from receivables/securities included in non-current assets | | | | | |
| 11.3) Income from receivables/securities included in current assets | | | | | |
| 11.4) Exchange gains and losses | | | | | |
| 12) TOTAL FINANCIAL COSTS | | | | | |
| 13) GAINS (LOSSES) ON DISPOSAL OF PROPERTY, PLANT AND EQUIPMENT | | | | | |
| PROFIT (LOSS) BEFORE TAX | | | | | |
| 14) INCOME TAX EXPENSE | | | | | |
| PROFIT (LOSS) OF ONGOING OPERATIONS NET OF TAX ( 19 – 20 ) | | | | | |
| 15) NET RESULT FROM NON-CURRENT ASSETS SOLD OR HELD FOR SALE | | | | | |
| 16) NET PROFIT (LOSS) | | | | | |

| | Common services e - k | Common Services not attributable | Total common services | Total | Not attributable captions | Eliminations | Total |
|---|---|---|---|---|---|---|---|
| | | | | 6,843,701 | | | 6,843,701 |
| | | *74,603,548* | 74,603,548 | 159,725,468 | | (14,462,193) | 145,263,275 |
| | | *7,421,945* | 7,421,945 | 170,209,248 | | | 170,209,248 |
| | | | | | | | - |
| | | ***82,025,494*** | **82,025,494** | **336,778,417** | | **(14,462,193)** | **322,316,224** |
| | *1,203,625* | | 1,536,176 | 3,863,071 | | | 3,863,071 |
| | *32,960,782* | | 48,839,769 | 111,760,907 | | (14,462,193) | 97,298,714 |
| | *2,001,649* | | 7,574,703 | 24,176,782 | | | 24,176,782 |
| | ***36,166,056*** | | **57,950,649** | **139,800,760** | | **(14,462,193)** | **125,338,567** |
| | ***12,174,931*** | | **50,348,442** | **66,951,213** | | | **66,951,213** |
| | ***(48,340,987)*** | ***82,025,494*** | **(26,273,597)** | **130,026,444** | | | **130,026,444** |
| | ***12,084,982*** | ***83,979*** | **19,746,186** | **56,373,826** | | | **56,373,827** |
| | ***(60,425,969)*** | ***81,941,515*** | **(46,019,783)** | **73,652,617** | | | **73,652,617** |
| | | | | | **23,598,469** | | **23,598,469** |
| | | | | | **337,290** | | **337,290** |
| | | | | | **75,746,692** | | **75,746,692** |
| | | | | | 135,675,137 | | 135,675,137 |
| | | | | | 126,860,852 | | 126,860,852 |
| | | | | | 419,349 | | 419,349 |
| | | | | | 8,402,835 | | 8,402,835 |
| | | | | | (7,898) | | (7,898) |
| | | | | | **83,864,204** | | **83,864,204** |
| | | | | | **(2,733,010)** | | **(2,733,010)** |
| | | | | | **81,131,194** | | **154,783,811** |
| | | | | | **20,083,358** | | **20,083,358** |
| | | | | | **61,047,836** | | **134,700,453** |
| | | | | | **42,002,321** | | **42,002,321** |
| | | | | | 103,050,157 | | 176,702,774 |

## Breakdown by Activities and Common Services

From January 1, 2006 the financial statements of AEM S.p.A. are prepared in accordance with international accounting standards (IAS/IFRS), as foreseen by European Regulation 1606 of July 19, 2002 and art. 9 of Decree 38/2005; it was therefore thought best to prepare Attachment 1 in the same format as the balance sheet and income statement which the Company is obliged to present.

Attachment 1 of AEM S.p.A. is broken down into the following activities:

- "Electricity generation", which includes the management of power generation plants and the design of production plants;
- "Miscellaneous activities", which includes the Agreement for the Municipality of Milan's public illumination and traffic light systems;
- "Common Services", which include the accounts that refer to the following head office departments: Chairman's Office, Internal Auditing, Planning & Control, Finance & Administration and General Affairs.

The services made available by the Head Office Departments to AEM Group companies and the Production Division of AEM S.p.A. are provided on the basis of service (and rental) contracts and charged on the basis of the following criteria:

- **Fixed tariff charges:** these involve the services that are regulated by Service Level Agreements (such as IT or telecommunications, security, logistics, etc.), where the tariff is based on the full cost of each service, identified by means of a computerized cost reallocation system;
- **Charges split on the basis of drivers:** these refer to services offered generally to all group companies and divisions of AEM S.p.A.. Their full cost is obtained in a similar fashion to the previous point and then reallocated on the basis of suitable drivers;
- **Dedicated cost charges:** these concern services that are provided to an individual company or division. The costs are allocated directly.

Part of the Head Office costs are not charged to Group companies as they refer to typical holding company activities. For this reason, they are not in turn reallocated to the activities of AEM S.p.A. (Electricity Generation and Other Activities), with the result that the balance on the "Total Common Services" column does not go to zero.

For the purposes of preparing separate financial statements for 2006, as required by Resolution 1/01 of the Authority for Electricity and Gas, the two categories of common services (*a* – *d* and *e* – *k*) foreseen by **Attachment** 1 have been supplemented by another two columns showing items that are not attributable to these categories and total common services. This representation derives from the fact that:

1. AEM S.p.A. (Head Office Departments) has stipulated a single contract for all of the services provided to each Group company/area;
2. within this contract, the tariff breakdown described above is transversal to all common services. By way of example, service tariff "a" includes not only the original costs specifically attributable to this service, but also the costs of ancillary services provided, thus arriving at the "full cost".

Revenues have therefore been shown in the column "Non-attributable Common Services" in consideration of the fact that any reallocation criterion (e.g. in proportion to direct costs) would not have correctly represented the contribution made by each common service.



75.6
89.1
94.6
107.1
126.0
2002
2003
2004
2005
2006

# Resolution of the Ordinary Shareholders' Meeting

The Ordinary Meeting of the Shareholders of AEM S.p.A., held at first calling on April 26, 2007,

- having heard the Directors' report on operations;
- having heard the report of the Board of Statutory Auditors;
- having heard the report of the Independent Auditors;
- having examined the financial statements at December 31, 2006, which close with net profit of euro 176,702,774;

## resolved

a) to approve:

- the Directors' report on operations;
- the balance sheet, income statement and explanatory notes which show net profit of euro 176,702,774, as presented by the Board of Directors taken as a whole and as individual items, with the proposed allocations and provisions, including the "Transition to International Financial Reporting Standards" and related impacts;

b) to allocate the net profit for the year, amounting to euro 176,702,774, as follows:

- euro 8,835,139 to the legal reserve;
- euro 17,890,000 to the reserve as per art. 6.2, of Decree 38 of February 28, 2005;
- euro per ordinary share in circulation at the date that the shares go ex-dividend, excluding treasury shares held as of that date, with the balance being allocated to Other reserves.

Dividends no longer attract any tax credit and, depending who the recipient is, they may be subject to withholding tax at source or, in part, contribute towards taxable income. The dividend will be payable from June 21, 2007, with detachment of coupon no. 9 on June 18, 2007.

## AEM S.p.A.

### Registered office

Corso di Porta Vittoria, 4

20122 Milan - Italy

Share capital: Euro 936,024,648 (fully paid in)

Fiscal code, IVA no., Milan Companies Register no. 11957540153

### Company secretariat

Corso di Porta Vittoria, 4

20122 Milan - Italy

Tel. 02.7720.3268

### Investor relations

Corso di Porta Vittoria, 4

20122 Milan - Italy

Tel. 02.7720.3879

www.aem.it

ir@aem.it

aem@aem.it

### Layout and Graphics

Ap&b - Milan www.apebmilano.it

### Printing

Bowne International - Milan

Report on operatioins 2006

AEM SPA

corso di Porta Vittoria 4 - 20122 Milano
www.aem.it - aem@aem.it

END